Form 10-K, Exhibit 13
period 1993-12-31
VULCAN MATERIALS CO
filed 1994-03-30
CIK 103973

OPERATIONS DIRECTORY

DIVISION OFFICES

CONSTRUCTION MATERIALS

Mideast Division                     Southeast Division
Winston-Salem, North Carolina        Atlanta, Georgia

Midsouth Division                    Southern Division
Knoxville, Tennessee                 Birmingham, Alabama

Midwest Division                     Southwest Division
Chicago, Illinois                    San Antonio, Texas

                                     Vulcan Gulf Coast Materials, Inc.
                                     Birmingham, Alabama


CHEMICALS

Chemicals Division
Birmingham, Alabama


CONSTRUCTION MATERIALS               AGGREGATES - PRODUCTION FACILITIES

Crushed Stone Plants - Domestic

ALABAMA                 Norcross                 Garrison
Birmingham              Rabun                    Montour
Calera                  Red Oak                  Robins
Childersburg            Stockbridge              Vinton
Glencoe                 Villa Rica
Helena                                           KENTUCKY
Huntsville              ILLINOIS                 Brandenburg
Lacon                   Bolingbrook              Cecilia
Ohatchee                Casey                    Fort Knox
Russellville            Fairbury                 Lake City
Scottsboro              Joliet                   Lexington (2)
Trinity                 Kankakee
Tuscumbia               Lemont                   MISSISSIPPI
                        McCook-Hodgkins          Iuka
FLORIDA                 Momence
Brooksville *           Plainfield               NORTH CAROLINA
                        Pontiac                  Boone
GEORGIA                 Sycamore                 Charlotte
Adairsville             Weston                   Concord
Columbus                                         Elkin
Dalton                  INDIANA                  Enka
Grayson                 Francesville             Gold Hill
Kennesaw                Monon                    Henderson
LaGrange                                         Hendersonville
Lithia Springs          IOWA                     High Point
Lithonia                Cedar Rapids             Mocksville
Newnan                  Fairfax                  Morganton
                                                 North Wilkesboro


NORTH CAROLINA          Maryville                Richmond
(continued)             Morristown               Skippers
Rockingham              Nashville (3)            South Boston
Stokesdale              Parsons                  Warrenton
Winston-Salem           Readyville
Yadkinville             Rogersville              WISCONSIN
                        Savannah                 Milwaukee
SOUTH CAROLINA          Sevierville              Oshkosh
Anderson                South Pittsburg          Racine
Blacksburg              Tazewell *               Sussex
Gray Court
Greenville              TEXAS
Liberty                 Abilene
Lyman                   Brownwood
Pacolet                 Eastland
                        Knippa
TENNESSEE               San Antonio (3)
Athens                  Weatherford (2)
Bristol
Chattanooga             VIRGINIA
Clarksville             Boydton
Cleveland               Chatham
Dayton                  Danville
Franklin                Edgerton
Greeneville             Garrisonville
Holladay                Gate City
Kingsport               Manassas
Knoxville (2)           Norton
Lebanon                 Occoquan


CRUSHED STONE PLANTS - INTERNATIONAL

MEXICO
Playa del Carmen *

SLAG PLANTS             SAND AND GRAVEL PLANTS

ALABAMA                 ALABAMA                  INDIANA
Birmingham (3)          Huntsville               Angola
Gadsden                                          Fremont
                        FLORIDA                  Kimmell
TENNESSEE               Polk *                   Lafayette (2)
Chattanooga                                      Middlebury
                        ILLINOIS                 South Bend
                        Crystal Lake
                        Decatur                  TENNESSEE
                                                 Chattanooga

                                                 WISCONSIN
                                                 Oconomowoc

OTHER AGGREGATES

ALABAMA                 TEXAS
Birmingham              Uvalde
Fine Grind              Rock Asphalt
  Products Plant          Plant

ILLINOIS                WISCONSIN
Hodgkins                Sussex
Mineral Filler          Pulverized Limestone
  Plant                   Plant


*  Joint Venture


AGGREGATES - PRINCIPAL SALES YARDS

ALABAMA                 SOUTH CAROLINA
Mobile (3)              Myrtle Beach

FLORIDA                 TENNESSEE
Jacksonville *          Memphis
Tampa *
                        TEXAS
GEORGIA                 Beaumont *
Bainbridge              Galveston *
                        Houston *
INDIANA
Wanatah                 VIRGINIA
                        Alexandria
LOUISIANA               Franklin
New Orleans * (4)       Norfolk
                        Portsmouth
NORTH CAROLINA          Springfield
Elizabeth City          Suffolk
                        Virginia Beach


* Joint Venture


OTHER PRODUCTS AND SERVICES

ALABAMA                                          ILLINOIS
Birmingham                                       McCook
  Conveyor Belt Service Facility                   Dock Facilities
  Utility Plant                                    Dolomitic Lime Plant

GEORGIA                                          INDIANA
Ringgold                                         Wanatah
  Ready-mixed Concrete Plant                       Trucking Company
Trenton
  Ready-mixed Concrete Plant


KENTUCKY                                         TENNESSEE
Lake City                                        Chattanooga
  Coal Handling Terminals (4)                      Asphaltic Concrete
  Barge Transportation                               Plants (2)
                                                   Emulsified Asphalt Plant
SOUTH CAROLINA                                     Paving Construction Operation
Anderson                                           Ready-mixed Concrete
  Asphaltic Concrete Plant                           Plants (2)
  Paving Construction Operation                  Cleveland
Liberty                                            Asphaltic Concrete Plant
  Asphaltic Concrete Plant                       Dayton
Pacolet                                            Asphaltic Concrete Plant
  Asphaltic Concrete Plant                       Knoxville
                                                   Crusher Repair Facility
                                                   Emulsified Asphalt Plant
                                                   Mack Truck Distributorship


TEXAS                                            BAHAMAS
Abilene                                          Nassau
  Asphaltic Concrete Plants (2)                    Ocean Shipping Operation *
Brownwood
  Asphaltic Concrete Plant
Eastland                                         *  Joint Venture
  Asphaltic Concrete Plant
Fort Worth
  Asphaltic Concrete Plant
San Antonio
  Asphaltic Concrete Plants (4)
  Ready-mixed Concrete Plants (3)
Uvalde
  Trucking Company
Voca
  Industrial Sand Plant
Weatherford
  Asphaltic Concrete Plants (2)


CHEMICALS

PLANTS
KANSAS                  LOUISIANA                WISCONSIN
Wichita                 Geismar                  Port Edwards


VULCAN PEROXIDATION SYSTEMS
ARIZONA
Tucson

Page 9


FINANCIAL REVIEW

SELECTED FINANCIAL DATA
Amounts and shares in millions, except per share data

                                                                  1993         1992         1991         1990         1989
OPERATIONS
Net sales.................................................  $  1,133.5   $  1,078.0   $  1,007.5   $  1,105.3   $  1,076.2
Gross profit..............................................  $    246.7   $    249.1   $    212.1   $    291.4   $    300.0
    As a percent of net sales.............................        21.8%        23.1%        21.1%        26.4%        27.9%
Interest expense..........................................  $      9.2   $      9.8   $     11.3   $      7.8   $      6.1
Net earnings from  continuing operations..................  $     88.2   $     91.0   $     52.6   $    120.3   $    133.4
    As a percent of average shareholders' equity..........        12.8%        13.3%         7.7%        18.2%        20.5%
Net earnings (loss) from discontinued operations..........  $        -   $        -   $        -   $        -   $     (4.0)
Cumulative effect of accounting changes...................  $        -   $      3.0   $        -   $        -   $      1.5
Net earnings..............................................  $     88.2   $     94.0   $     52.6   $    120.3   $    130.9
Primary and fully diluted earnings per common share:
    Net earnings from  continuing operations..............  $     2.39   $     2.41   $     1.38   $     3.10   $     3.30
    Net earnings (loss) from discontinued operations......  $        -   $        -   $        -   $        -   $    (0.10)
    Cumulative effect of accounting changes...............  $        -   $     0.08   $        -   $        -   $     0.04
    Net earnings..........................................  $     2.39   $     2.49   $     1.38   $     3.10   $     3.24
Effective tax rate........................................        29.5%        30.4%        28.4%        32.9%        33.7%
Operating income from continuing operations after taxes...  $     93.3   $     98.7   $     59.5   $    125.1   $    137.2
    As a percent of average capital employed..............         9.7%        10.3%         6.1%        13.7%        16.1%

LIQUIDITY AND CAPITAL RESOURCES
Working capital...........................................  $    161.8   $    169.8   $    149.8   $     61.5   $    192.3
Current ratio.............................................         2.1          2.3          2.1          1.3          2.4
Net cash provided by continuing operations................  $    194.1   $    199.1   $    184.9   $    205.9   $    255.8
    As a percent of long-term obligations (year end)......       190.2%       185.6%       166.4%       460.9%       463.7%
Ratio of earnings to fixed charges........................         8.1          7.8          5.6         12.8         19.5
Total assets (year end)...................................  $  1,078.6   $  1,083.9   $  1,073.1   $  1,118.0   $  1,002.5
Average capital employed:
    Short-term debt.......................................  $     25.2   $     24.1   $     72.7   $     62.1   $      8.3
    Long-term obligations.................................       105.6        108.2         66.5         47.2         57.4
    Other noncurrent liabilities..........................       140.4        138.4        155.7        144.1        135.0
    Shareholders' equity..................................       691.7        686.5        682.7        661.5        651.4
        Total.............................................  $    962.9   $    957.2   $    977.6   $    914.9   $    852.1

Long-term obligations (year end)..........................  $    102.0   $    107.3   $    111.1   $     44.7   $     55.2
    As a percent of long-term capital.....................        10.9%        11.3%        11.8%         5.1%         6.4%
Dividends declared and paid per common share..............  $     1.26   $     1.20   $     1.20   $     1.20   $     1.12
Total common stock dividends..............................  $     46.3   $     45.1   $     45.7   $     46.4   $     45.1
Common shares outstanding (year end)......................        36.3         37.2         38.0         38.1         39.5

Page 25

SEGMENT FINANCIAL DATA
Amounts in millions
                                                Amount                                             Percent of Company Total
                                1993        1992        1991        1990        1989        1993    1992    1991    1990    1989
NET SALES
Construction Materials..    $  756.7    $  686.4    $  648.1    $  696.1    $  645.7         67%     64%     64%     63%     60%
Chemicals...............       376.8       391.6       359.4       409.2       430.5         33      36      36      37      40
        Total...........    $1,133.5    $1,078.0    $1,007.5    $1,105.3    $1,076.2        100%    100%    100%    100%    100%


EARNINGS FROM CONTINUING
  OPERATIONS BEFORE
  INTEREST EXPENSE
  AND INCOME TAXES
Construction Materials..    $  116.7    $   88.3    $   41.8    $  112.0    $  115.3         87%     63%     50%     60%     55%
Chemicals...............        17.4        51.3        42.6        72.4        86.4         13      36      50      39      42
  Segment earnings......       134.1       139.6        84.4       184.4       201.7        100      99     100      99      97
Interest income, etc....         0.3         0.9         0.3         2.6         5.8          -       1       -       1       3
        Total...........    $  134.4    $  140.5    $   84.7    $  187.0    $  207.5        100%    100%    100%    100%    100%


OPERATING INCOME
    FROM CONTINUING
    OPERATIONS AFTER
    TAXES
Construction Materials..    $   81.6    $   65.3    $   32.1    $   77.3    $   78.4         87%     66%     54%     62%     57%
Chemicals...............        11.5        32.7        27.3        46.0        54.5         12      33      46      37      40
Interest income, etc....         0.2         0.7         0.1         1.8         4.3          1       1       -       1       3
        Total...........    $   93.3    $   98.7    $   59.5    $  125.1    $  137.2        100%    100%    100%    100%    100%


NET CASH PROVIDED
    BY CONTINUING
    OPERATIONS
Construction Materials..    $  156.6    $  141.9    $  141.8    $  130.2    $  159.4         81%     71%     77%     63%     62%
Chemicals...............        41.1        63.8        50.0        76.4        93.6         21      32      27      37      37
Interest expense,
    interest income,
    etc., net...........        (3.6)       (6.6)       (6.9)       (0.7)        2.8         (2)     (3)     (4)      -       1
        Total...........    $  194.1    $  199.1    $  184.9    $  205.9    $  255.8        100%    100%    100%    100%    100%

Page 26

SEGMENT FINANCIAL DATA
Dollar amounts in millions

                                               Amount                                          Percent of Company Total
                              1993      1992      1991       1990       1989         1993      1992      1991      1990      1989
PROPERTY ADDITIONS
Construction Materials..    $ 59.3    $ 56.5     $60.8     $187.3     $127.7          59%       57%       71%       84%       87%
Chemicals...............      41.3      42.0      24.9       35.2       19.0          41        43        29        16        13
        Total...........    $100.6    $ 98.5     $85.7     $222.5     $146.7         100%      100%      100%      100%      100%


DEPRECIATION, DEPLETION
    AND AMORTIZATION
Construction Materials..    $ 74.3    $ 75.5    $ 80.4     $ 71.7      $63.6          72%       73%       73%       72%       70%
Chemicals...............      28.5      27.8      29.3       28.5       27.3          28        27        27        28        30
        Total...........    $102.8    $103.3    $109.7     $100.2      $90.9         100%      100%      100%      100%      100%


AVERAGE CAPITAL EMPLOYED
Construction Materials..    $707.4    $708.4    $748.4     $656.8     $550.6          73%       74%       77%       72%       65%
Chemicals...............     248.5     226.4     226.1      228.9      227.8          26        24        23        25        27
Cash items..............       7.0      22.4       3.1       29.2       73.7           1         2         -         3         8
        Total...........    $962.9    $957.2    $977.6     $914.9     $852.1         100%      100%      100%      100%      100%


OPERATING INCOME
    FROM CONTINUING
    OPERATIONS AFTER
    TAXES AS A PERCENT
    OF AVERAGE CAPITAL
    EMPLOYED
Construction Materials..     11.5%      9.2%      4.3%      11.8%      14.2%
Chemicals...............      4.6      14.5      12.1       20.1       23.9
Interest income, etc....      3.0       3.0       5.1        6.1        6.0
        Total...........      9.7%     10.3%      6.1%      13.7%      16.1%

________
Definitions of certain financial terms used in this report are provided on page 53.

Page 27

COMMON STOCK MARKET PRICES AND DIVIDENDS
                                                     Range of                         Dividend Paid
                                            Common Stock Market Prices                  Per Share
                                           1993                   1992
Quarter Ended                       High        Low         High        Low            1993      1992
March 31 . . . . . . . . .         $56 1/8     $47         $40 1/4     $36         $.31 1/2     $ .30
June 30. . . . . . . . . .          52          40 1/4      46 3/4      37 5/8      .31 1/2       .30
September 30 . . . . . . .          49 3/4      43 3/4      46 1/2      39 3/4      .31 1/2       .30
December 31. . . . . . . .          50 3/4      43 1/2      49 5/8      39 1/2      .31 1/2       .30
                                                                                   $   1.26     $1.20

The Company's common stock is traded on the New York Stock Exchange (tickler symbol VMC). As of January 31, 1994, the number of shareholders of record approximated 4,800.

Dividends paid in 1993 totaled $46,296,000 as compared with $45,095,000 paid in 1992. On February 11, 1994, the Board of Directors authorized a quarterly dividend of 33 cents per common share payable March 10, 1994. The new quarterly dividend represents a 5% increase over quarterly dividends paid in 1993.

During the last five years, the Company's dividend payout rate has averaged 48% of prior year net earnings. The Company's policy is to pay out a reasonable share of earnings as dividends consistent, on average, with the payout record of the last few years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits.

Page 28

                    MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
Vulcan's net earnings in 1993 were $88.2 million, or $2.39 per share, as compared with net earnings and earnings per share before the cumulative effect of an accounting change, of $91.0 million and $2.41 in 1992. In 1992 the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which resulted in net earnings of $3.0 million, or 8 cents per share. With the accounting change included, 1992 net earnings and earnings per share totaled $94.0 million and $2.49, respectively.

Sales in 1993 were $1,133.5 million as compared to the 1992 total of $1,078.0 million. Pretax earnings were $125.2 million as compared to $130.7 million in 1992.

SALES
Sales were up 5% from the 1992 total. Construction Materials sales increased 10% while Chemicals sales declined 4%. Construction Materials sales increased principally because of improved shipments, while the Chemicals shortfall reflects lower prices and the effect on volume of a less favorable product mix. Specific elements of the change in sales from 1992 to 1993 are shown below (amounts in millions):

                                             Increased        Higher         Total
                                            (Decreased)      (Lower)       Increase
                                            Unit Volume       Prices      (Decrease)
Construction Materials . . . . . . . .         $60.2          $10.1          $70.3
Chemicals  . . . . . . . . . . . . . .          (9.9)          (4.9)         (14.8)
    Total  . . . . . . . . . . . . . .         $50.3          $ 5.2          $55.5

The following table summarizes the increase in sales from 1991 to 1992 (amounts in millions):

                                              Increased       Lower          Total
                                            Unit Volume       Prices       Increase
Construction Materials . . . . . . . .         $42.1          $(3.8)         $38.3
Chemicals. . . . . . . . . . . . . . .          36.9           (4.6)          32.3
    Total. . . . . . . . . . . . . . .         $79.0          $(8.4)         $70.6

Construction Materials sales in 1993 increased due to stronger demand for crushed stone, which reflected increased construction activity in most markets. Shipments of crushed stone improved 7% from the 1992 level. Slightly higher unit selling prices also contributed to the increase. The decline in Chemicals sales in 1993 reflects sharply lower caustic soda prices and unfavorable product mix changes, only partially offset by improved prices for chlorine and chlorinated organic products. Total Chemicals tons shipped remained at 1992 levels. However, sales were shifted from higher to lower margin products due to market conditions and the regulatory phase-out of certain products.

The increase in Construction Materials sales in 1992 was principally due to higher volume, reflecting increased construction activity in some markets. The 1992 increase in Chemicals sales reflects strong demand for both organic and inorganic products and higher plant operating rates. Sales of sodium chlorite, which were initiated at mid-year, accounted for $6.1 million of the sales increase. Higher prices for organic products were more than offset by lower caustic soda prices.

EARNINGS
Earnings before interest expense and income taxes for 1993 were $134.4 million, down 4% from comparable 1992 earnings of $140.5 million. The 1992 amount was up 66% from the $84.7 million earned in 1991.

Construction Materials segment earnings of $116.7 million, which are before interest expense and income taxes, increased 32% from 1992's level of $88.3 million. The increase principally reflects the impact of higher volume.

Construction Materials segment earnings in 1992 were more than double the 1991 result of $41.8 million. The increase reflects the impacts of higher volume, lower production costs and the absence of significant unusual charges.

In 1991 the Company recorded a provision of $16.2 million referable to the impairment of certain Construction Materials assets located in Texas. The Company also recorded provisions that year totaling $4.9 million for shutdown costs associated with the liquidation of its Construction Materials assets in south Florida. Both of these items are discussed in Note 13 to the financial statements.

Chemicals segment earnings in 1993 of $17.4 million were down sharply from 1992's result of $51.3 million. The decline reflects net lower prices, a less favorable product mix, and higher energy, raw materials and other manufacturing costs. Bad debt expense also increased in 1993.

Chemicals segment earnings in 1992 were $51.3 million, up 20% from 1991 earnings of $42.6 million. The increase reflects principally higher volume. Higher prices for organic products were more than offset by lower prices for caustic soda, and operating costs also increased in 1992.

OPERATING COSTS AND EXPENSES
Cost of goods sold of $886.8 million in 1993 increased 7% from 1992's level, principally as a result of higher volume in the Construction Materials segment and increased energy, raw materials and manufacturing costs in the Chemicals segment. Cost of goods sold increased 4% in 1992 from the 1991 amount, reflecting mainly higher volume in both segments, partially offset by lower unit costs in the Construction Materials segment.

Repair and maintenance expenses were $120.0 million in 1993, up 4% from the 1992 amount due to higher volume in the Construction Materials segment. Total repair and maintenance expenses in 1992 were up 4% from the 1991 amount. The increase reflects principally higher scheduled maintenance expense in the Chemicals segment. Construction Materials repair and maintenance expenses in 1992 were up slightly from the 1991 level.

Depreciation, depletion and amortization expense totaled $102.8 million in 1993, a slight decline from the 1992 amount of $103.3 million. The decrease reflects in part the effect of reduced spending for property additions in 1991 and 1992. Property additions increased 2% in 1993. Depreciation, depletion and amortization expense in 1992 decreased 6% from 1991, also as a result of the reduced capital spending.

Energy costs (excluding depreciation and operating expenses referable to Chemicals cogeneration facilities) totaled $124.7 million, up 4% from the 1992 level. The increase relates mainly to higher natural gas prices in the Chemicals segment. The 4% increase in 1992 to $119.8 million is primarily due to higher production levels in the Chemicals segment.

During the years 1985 to 1989, the Company recorded provisions totaling $28.8 million for environmental remediation at a now-closed third party waste disposal site to which the Chemicals segment last shipped waste materials in 1970. No additional provisions referable to this site have been made. The Company and other companies that also generated waste placed at the site have received approval of a cleanup plan from the United States Environmental Protection Agency. Preliminary cleanup activities at the site began in 1992. Although the cost of the cleanup and the Company's share thereof cannot be determined precisely at this time, the Company currently believes that the aforementioned provisions are adequate. Provisions for other environmental expenses for the last four years have not been material. Contingent liabilities for environmental remediation activities of the Chemicals segment and discontinued operations are discussed in Note 9 to the financial statements.

Selling, administrative and general expenses totaled $111.1 million in 1993, up 5% from the 1992 level. This increase reflects principally higher bad debt provisions, higher professional fees and normal increases in personnel costs, partially offset by lower provisions for stock- based incentive plans. In 1992, selling, administrative and general expenses increased 7% from the 1991 level. This increase is due mainly to higher provisions for management incentive plans, which were severely restricted in 1991. Both the short-term incentive program and the long-term plans are designed to reflect Company performance and the costs of those plans are fully reflected in the Company's financial statements. Much of the change in expense in 1993 reflects movements in the price of the Company's stock as well as reduced payout estimates for certain long-term awards.

Other operating costs totaled $5.0 million in 1993 as compared with $5.3 million in 1992. These costs were $28.2 million in 1991. The decrease from 1991 to 1992 reflects the absence in 1992 of the previously referenced impairment and liquidation provisions recorded in 1991.

OTHER ITEMS
Other income, net of other charges, was $3.7 million in 1993 as compared with $2.5 million in 1992. The increase reflects mainly improved results referable to current as well as discontinued joint ventures. Other income in 1992 compared favorably with a net charge of $.5 million in 1991. The favorable comparison reflects principally higher gains on the sale of assets and improved results from joint ventures.

Interest expense was $9.2 million in 1993, down from the 1992 amount of $9.8 million. Interest expense in 1992 decreased from the 1991 amount of $11.2 million. The declines in both years reflect lower average borrowings as well as higher capitalized interest on construction projects.

INCOME TAXES
The Company's 1993 effective tax rate was 29.5%, down from the 1992 rate of 30.4%. The decrease reflects principally an increased favorable effect of statutory depletion and an adjustment to prior year accruals for state income taxes, partially offset by an increase in the federal statutory rate. The increase in the federal rate, including an adjustment to deferred taxes for the rate change, lowered 1993 earnings per share by 6 cents. The 1992 effective rate increased from the 1991 rate of 28.4% reflecting a decreased relative effect of statutory depletion, which had an abnormally high impact in 1991 because of the unusual charges mentioned earlier.

As discussed in Note 7 to the financial statements, in 1992 the Company adopted Statement of Financial Accounting Standards (SFAS) NO. 109, Accounting for Income Taxes, which supersedes SFAS NO. 96. The Company previously adopted SFAS No. 96 in 1989. The principal change made by SFAS No. 109 is to revise the criteria for recognition and measurement of deferred tax assets. The cumulative effect of adopting SFAS No. 109 is to revise the criteria for recognition and measurement of deferred tax assets. The cumulative effect of adopting SFAS NO. 109 created net earnings of $3.0 million, which was equivalent to 8 cents per share.

RETURN ON EQUITY AND CAPITAL
The ratio of net earnings to average shareholders equity was 12.8% in 1993, as compared with the 1992 and 1991 returns of 13.3% and 7.7%, respectively. The ratio of operating income after taxes to average capital employed for the Company was 9.7% in 1993. Comparable returns in 1992 and 1991 were 10.3% and 6.1% respectively. The decreases in the 1993 return measures are due principally to the effect of lower earnings in the Chemicals segment, substantially offset by improved results from the Construction Materials segment. The increases in the 1992 return measures reflect higher earnings in both business segments.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS
Net cash provided by continuing operations amounted to $194.1 million in 1993, down $5.0 million, or 3%, from 1992's total of $199.1 million. Net cash provided by the Chemicals segment decreased by $22.7 million, principally as a result of lower earnings. Net cash provided by the Construction Materials segment increased $14.7 million due to higher earnings. Although mixed economic conditions affected both business segments throughout the year, the Company's ability to generate significant cash flows enabled it again to fund capital requirements internally, reduce total indebtedness and return cash to its shareholders.

Net cash provided by segment operations in each of the last three years, including the effect of working capital changes, is summarized below (amounts in millions):

                                                   1993          1992           1991
Construction Materials . . . . .                 $156.6        $141.9         $141.8
Chemicals. . . . . . . . . . . .                   41.1          63.8           50.0
Interest expense, interest
  income, etc., net. . . . . . .                   (3.6)         (6.6)          (6.9)
  Total. . . . . . . . . . . . .                 $194.1        $199.1         $184.9

Net cash used for investing activities totaled $103.8 million in 1993, down $6.9 million from the 1992 level. Cash expenditures for property, plant and equipment were $96.0 million in 1993, up $20.8 million, while cash investments of $9.6 million in associated companies decreased $2.0 million from comparable 1992 investments. Cash spending for acquisitions totaled $4.5 million as compared with $33.2 million in 1992.

Net cash used for financing activities amounted to $90.9 million in 1993, down $2.8 million from the prior year's $93.7 million. Interest-bearing debt was reduced $4.6 million in 1993 compared with a net decrease of $16.2 million in 1992. Although no long-term debt was issued during 1992 or 1993, the Company issued $81.0 million of medium-term notes in 1991 that replaced the majority of its commercial paper and permitted prepayment of the remaining balance of its 10 1/4% debentures. Purchases of the Company's common stock increased by $7.6 million to $40.0 million in 1993.

Cash and cash equivalents amounted to $14.0 million at December 31, 1993, down slightly from the 1992 year end balance of $15.7 million.

WORKING CAPITAL
Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $150.9 million at December 31, 1993, down $5.7 million from the 1992 level. This decrease compares with a working capital increase of $10.9 million in 1992 and a decrease of $11.3 million in 1991. Working capital increases referable to acquisitions amounted to $300,000 in 1993, $4.2 million in 1992 and $2.8 million in 1991.

Accounts and notes receivable totaled $150.4 million at December 31, 1993, decreasing $1.0 million from the 1992 balance. Inventories at year end 1993 of $105.0 million were $2.9 million below the comparable 1992 level due to lower Construction Materials inventories.

Current liabilities, excluding debt items, were $137.7 million at the end of 1993, up 4% from the 1992 total of $132.6 million due mainly to higher accrued liabilities in Chemicals. The increase in payables and accrued liabilities resulted principally from a reclassification of certain environmental liabilities from deferred to current accounts and an increase in accrued maintenance expenses.

The Company's overall current position is summarized below (dollar amounts in millions and as of year end):

                                                  1993          1992            1991
Working capital, exclusive of
   debt and cash items . . . . . . . .          $150.9        $156.6          $145.7
Cash and cash equivalents. . . . . . .            14.0          15.7            19.0
Short-term debt. . . . . . . . . . . .            (1.7)         (1.1)          (13.2)
Accrued interest . . . . . . . . . . .            (1.4)         (1.4)           (1.7)
      Total working capital (including
        debt and cash items) . . . . .          $161.8        $169.8          $149.8
Current ratio. . . . . . . . . . . . .             2.1           2.3             2.1
Acid test ratio. . . . . . . . . . . .             1.2           1.2             1.2
Turnover ratios:*
   Customer receivables:
      Construction Materials . . . . .             7.2           7.2             7.0
      Chemicals. . . . . . . . . . . .             5.7           6.0             6.2
        Total. . . . . . . . . . . . .             6.7           6.7             6.7
   Inventories:
      Construction Materials . . . . .             6.8           6.1             5.6
      Chemicals. . . . . . . . . . . .            10.5          12.5             9.9
        Total. . . . . . . . . . . . .             7.8           7.6             6.7

* Calculated by dividing net sales and cost of goods sold by the average of month-end receivables and inventories, respectively.


The decrease in the current ratio from 1992 to 1993 was due to higher current liabilities, mainly accrued liabilities for materials and services, and slightly lower receivables and inventories. These were partially offset by a higher current portion of deferred taxes.

The increase in the current ratio in 1992 over 1991 was due to higher current assets, mainly receivables and the current portion of deferred taxes, partially offset by lower inventories and cash.

The turnover ratio for Construction Materials receivables remained constant at
7.2 in 1993. The small decrease in the Chemicals turnover ratio from 6.0 in 1992 to 5.7 in 1993 reflects slower remittances from customers. The increase in the Construction Materials turnover ratio from 7.0 in 1991 to 7.2 in 1992 resulted primarily from higher sales. Higher receivables, which reflected slower collections from customers, caused a small decrease in the turnover ratio for Chemicals from 6.2 in 1991 to 6.0 in 1992.

Construction Materials achieved a better inventory turnover ratio in 1993 due to lower average inventory levels and higher sales volume. Chemicals inventory turnover declined from 12.5 in 1992 to 10.5 in 1993 due primarily to an increase in average inventory levels. Both segments had better inventory turnover ratios in 1992 over 1991 primarily due to lower average inventory levels in Construction Materials and Chemicals of 6% and 15%, respectively.

PROPERTY ADDITIONS
Property additions, including acquisitions, totaled $100.6 million in 1993, up slightly from the 1992 level of $98.5 million. The Company classifies its property additions into three categories based upon the predominant purpose of the project, as explained on page 53.

The table below summarizes property additions by each category
(amounts in millions):

Project Purpose                                    1993         1992          1991
Replacement. . . . . . . . . . .                 $ 48.7         $29.2        $36.1
Environmental control. . . . . .                    7.1          11.6          3.3
  Subtotal . . . . . . . . . . .                   55.8          40.8         39.4
Profit adding:
  Acquisitions . . . . . . . . .                    4.2          23.0         21.3
  Other. . . . . . . . . . . . .                   40.6          34.7         25.0
  Subtotal . . . . . . . . . . .                   44.8          57.7         46.3
      Total. . . . . . . . . . .                 $100.6         $98.5        $85.7

Total property additions were higher in 1993 as increased spending for replacement projects in Construction Materials more than offset lower spending for environmental control and profit adding projects.

The increase in property additions in 1992 reflects higher spending for profit adding and environmental control projects which more than offset lower replacement spending. Three Construction Materials acquisitions accounted for virtually all of the $23.0 million spent for businesses acquired. Three Chemicals environmental improvement projects comprised over half of the spending in that category. Two of those projects, the construction of a calcium chloride production facility and installation of penta-acid purification equipment, are primarily responsible for a reduction in the segment's reportable emissions of hazardous wastes of more than 60% in 1993 from the previous year.

As a percent of net cash provided by continuing operations, spending for replacement and environmental control projects was 29% in 1993, 20% in 1992 and 21% in 1991. Commitments for capital expenditures were $11.7 million at December 31, 1993. This included $9.1 million referable to various Chemicals projects.

SHORT-TERM BORROWINGS AND INVESTMENTS
During most of 1992 and 1993, the Company was in a net short-term borrowing position. Short-term borrowings in 1993 reached a maximum of $64.0 million, averaged $25.5 million and were zero at year end. Comparable 1992 amounts were $56.3 million, $21.3 million and zero, respectively. The higher 1993 levels were attributable predominately to higher average levels of receivables and inventories as compared with 1992.

Details pertaining to short-term borrowings during the last three years (dollar amounts in millions) are as follows:

                                                  1993          1992            1991
Year end. . . . . . . . . . . . .                $   -        $    -         $   9.8
Maximum outstanding . . . . . . .                $64.0        $ 56.3         $ 128.0
Average outstanding . . . . . . .                $25.5        $ 21.3         $  75.0
Weighted average interest rate. .                 3.2%          3.8%            6.5%

The above interest rate averages were computed using daily outstanding principal amounts. The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $70.0 million were maintained at the end of 1993. Standard & Poor's Corporation and Moody's Investors Services, Inc. have assigned ratings of A-1+ and P-1, respectively, to the Company's commercial paper.

It is the Company's policy to invest cash in excess of its operating requirements in interest- bearing securities having an original or remaining maturity of one year or less. When investing such temporarily excess funds, the Company's objectives, in order of their importance, are (1) to meet projected cash requirements; (2) to preserve the principal of each short-term investment; and (3) to realize the maximum available return consistent with the preceding objectives.

The investment of excess cash during the last three years (dollar amounts in millions) is shown below:

                                                  1993          1992            1991
Maximum invested . . . . . . . . . . . .        $ 26.2        $ 32.7          $ 25.5
Average invested . . . . . . . . . . . .        $  7.2        $ 21.9          $  2.8
Taxable-equivalent yield . . . . . . . .          3.3%          4.3%            5.6%
Year end . . . . . . . . . . . . . . . .        $    -        $ 15.7          $  5.7
Average maturity
  (at year end, in days) . . . . . . . .             -             7              13

LONG-TERM OBLIGATIONS
During 1993 the Company reduced its total long-term obligations by $5.3 million to $102.0 million as compared with a net decrease of $3.8 million in 1992. In February 1992 the Company refunded 7 7/8%/8% tax exempt bonds in the
amount of $5.8 million at the lower rate of 6 3/8%.   In March 1992 the Company
exercised its option to prepay a 10 3/4% capitalized lease obligation in the amount of $2.9 million. During the three-year period ended December 31, 1993, long-term obligations increased cumulatively by $57.4 million from the $44.7 million outstanding at December 31, 1990; however, total interest bearing obligations (including short-term debt) decreased $48.4 million during the same period.

During the same three year period, shareholders' equity, net of common stock purchases of $77.6 million and dividends of $137.1 million, increased by $22.8 million to $703.0 million. The Company's overall long-term capital position is shown in the following table (dollar amounts in millions and as of year end):

                                                 1993           1992           1991
Long-term debt . . . . . . . . . . . .         $102.0         $107.2         $108.4
Capitalized lease obligations. . . . .              -             .1            2.7
  Total long-term obligations. . . . .          102.0          107.3          111.1
Other noncurrent liabilities . . . . .          132.8          141.5          143.7
Shareholders' equity . . . . . . . . .          703.0          700.1          682.9
  Total long-term capital. . . . . . .         $937.8         $948.9         $937.7
Long-term obligations
  as a percent of: . . . . . . . . . .
  Total long-term capital. . . . . . .          10.9%          11.3%          11.8%
  Shareholders' equity . . . . . . . .          14.5%          15.3%          16.3%
Net cash provided by
  continuing operations
  as a percent of
  long-term obligations. . . . . . . .           190%           186%           166%
Ratio of earnings to
  fixed charges. . . . . . . . . . . .            8.1            7.8            5.6

The ratio of earnings to fixed charges increased in 1993 as the decrease in earnings was offset by a decline in rental expense. The improvement in the 1992 ratio of earnings to fixed charges is attributable principally to higher earnings. At current debt levels, future ratios of earnings to fixed charges will reflect primarily changes in earnings.

Although the future ratio of long-term obligations to total long-term capital will depend upon specific investment and financing decisions, management believes the Company's cash generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 25% to 30%. The actual ratio at the end of 1993 was 10.9%. The Company has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

The Company's long-term borrowing requirements can be satisfied in either the public debt or private placement markets. Vulcan's medium-term notes issued in 1991 are rated AA- by Standard & Poor's and A1 by Moody's.

In 1990 the Company adopted Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with
Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk. Refer to Note 9 to the financial statements for additional information.

COMMON STOCK
Common stock issued during 1993 totaled 21,479 shares valued at $903,000. Comparable figures in 1992 were 18,216 shares and $717,000. Common stock issued during 1993, 1992 and 1991 related to the Company's long-term management incentive plans. In addition, shares were issued in 1993 through the Stock Plan for Non-employee Directors. Shares held in the treasury were used to satisfy these distributions.

During 1993 the Company purchased 895,015 shares of its common stock at a cost of $40.0 million, equal to an average price of $44.68 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based upon the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

Following are the number and cost of shares purchased during each of the last three years:

                                                 1993            1992          1991
  Shares purchased:
     Number. . . . . . . . . . .              895,015         786,230       141,319
     Total cost (millions) . . .                $40.0           $32.4          $5.2
     Average cost. . . . . . . .               $44.68          $41.24        $36.92
  Shares in treasury at year-end:
     Number. . . . . . . . . . .           10,224,218       9,350,682     8,582,668
     Average cost. . . . . . . .               $35.03          $34.05        $33.35

CAPITAL EMPLOYED
During 1993 total average capital employed in continuing operations was $962.9 million, up $5.7 million from the 1992 average of $957.2 million. The latter figure reflects a decrease of $20.4 million, or 2%, from the $977.6 million employed on average in 1991. Average capital employed in the Company's business segments is shown in the table below (amounts in millions):

                                                 1993            1992          1991
Construction Materials . . . . . . . .         $707.4          $708.4        $748.4
Chemicals. . . . . . . . . . . . . . .          248.5           226.4         226.1
Cash items . . . . . . . . . . . . . .            7.0            22.4           3.1
  Total. . . . . . . . . . . . . . . .         $962.9          $957.2        $977.6

The sources and deployment of the year-to-year increases in total average capital employed are shown below (amounts in millions; brackets indicate a decrease):

                                                        1992-93         1991-92
Sources:
  Short-term debt. . . . . . . . . . .                   $  1.1          $(48.6)
  Long-term obligations. . . . . . . .                     (2.6)           41.6
  Other noncurrent liabilities . . . .                      2.0           (17.2)
  Shareholders' equity . . . . . . . .                      5.2             3.8
     Total . . . . . . . . . . . . . .                   $  5.7          $(20.4)
Deployment:. . . . . . . . . . . . . .
  Construction Materials . . . . . . .                   $ (1.0)         $(40.0)
  Chemicals. . . . . . . . . . . . . .                     22.0              .3
  Cash items . . . . . . . . . . . . .                    (15.3)           19.3
     Total . . . . . . . . . . . . . .                   $  5.7          $(20.4)

During the period 1989 through 1993, total average capital employed in continuing operations has grown at an average annual compound rate of 4.2%, or by the cumulative amount of $179.1 million. During this period, interest-bearing debt has increased by $63.0 million and, as a percent of average capital employed, has increased from 8.6% to 13.6%. The following summary indicates the sources and deployment of the increase in average capital employed from 1989 to 1993 (amounts in millions):

                                                                Amount
                                                             of Increase      % of
                                                              (Decrease)     Total
Sources:
  Short-term debt. . . . . . . . . . .                         $ 21.1          12 %
  Long-term obligations. . . . . . . .                           41.9          24
  Other noncurrent liabilities . . . .                           13.1           8
  Shareholders' equity . . . . . . . .                           98.1          56
     Total . . . . . . . . . . . . . .                         $174.2         100 %
Deployment:
  Construction Materials . . . . . . .                         $222.2         128 %
  Chemicals. . . . . . . . . . . . . .                           18.0          10
  Cash items . . . . . . . . . . . . .                          (61.1)        (35)
     Total continuing operations                                179.1         103
Discontinued operations. . . . . . . .                           (4.9)         (3)
     Total . . . . . . . . . . . . . .                         $174.2         100 %

SUMMARY OF INTERNAL CASH FLOWS AND TRANSACTIONS WITH INVESTORS
Pages 60 and 61 of this report contain detailed information showing the principal elements of operating and investing cash flows referable to the Company's segments for each of the last 11 years. The table on page 62 summarizes these detailed cash flows and also shows the cash flows referable to nonsegment activities and transactions between the Company and its suppliers of invested capital, both lenders and shareholders.

A cumulative summary of these flows for the five-year period ended
December 31, 1993 is provided on the following page. As indicated in the table, the net cash flows referable to all of the Company's operating and investing activities, and to the tax deductibility of interest expense, totaled $365.6 million during the last five years. Transactions with capital suppliers during the same period required $429.1 million, including $417.7 million returned to shareholders and $11.4 million to lenders. Discontinued operations required $16.4 million. The net result of these cash flows was a decrease in cash items of $75.4 million from the end of 1988 to the end of 1993.






SUPPLEMENTARY INFORMATION - QUARTERLY FINANCIAL DATA
Amounts in millions, except per share data
                                                          First     Second      Third     Fourth        Total
                                                         Quarter    Quarter    Quarter    Quarter       Year
1993
Net sales..............................................   $214.1     $306.0     $331.3     $282.1     $1,133.5
Gross profit...........................................     29.7       74.0       85.1       57.9        246.7
Net earnings (loss)....................................     (0.5)      31.6       36.6       20.5         88.2
Primary and fully diluted earnings (loss) per share....    (0.01)      0.84       0.99       0.57         2.39

1992
Net sales..............................................   $210.6     $284.2     $312.3     $270.9     $1,078.0
Gross profit...........................................     35.6       74.5       80.8       58.2        249.1
Net earnings before cumulative effect
    of accounting change...............................      4.6       30.2       35.8       20.4         91.0
Cumulative effect of accounting change.................      3.0          -          -          -          3.0
Net earnings...........................................      7.6       30.2       35.8       20.4         94.0
Primary and fully diluted earnings per share:
    Before cumulative effect of accounting change......     0.12       0.80       0.94       0.55         2.41
    Cumulative effect of accounting change.............     0.08          -          -          -         0.08
    Net earnings.......................................     0.20       0.80       0.94       0.55         2.49

1991
Net sales..............................................   $197.1     $266.4     $289.2     $254.8     $1,007.5
Gross profit...........................................     27.6       66.7       71.3       46.5        212.1
Net earnings (loss)....................................     (2.2)      25.9       30.2       (1.3)        52.6
Primary and fully diluted earnings (loss) per share....    (0.06)      0.68       0.79      (0.03)        1.38

CONSOLIDATED STATEMENTS OF EARNINGS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1993, 1992, and 1991
Amounts and shares in thousands, except per share data

                                                                1993           1992           1991
Net sales.............................................    $1,133,489     $1,078,035     $1,007,478
Cost of goods sold....................................       886,764        828,951        795,346
Gross profit on sales.................................       246,725        249,084        212,132
Selling, administrative and general expenses..........       111,085        105,749         98,859
Other operating costs
    Impairment and liquidation charges (Note 13)......             -              -         21,147
    Abandonments, idle facilities expense, etc........         4,987          5,326          7,008
        Total other operating costs...................         4,987          5,326         28,155
Other income (charges), net
    Interest income...................................         1,013          1,795          1,507
    Other, net........................................         2,727            690         (1,973)
        Total other income (charges), net.............         3,740          2,485           (466)
Earnings before interest expense and income taxes.....       134,393        140,494         84,652
Interest expense (Note 4).............................         9,171          9,768         11,205
Earnings before income taxes..........................       125,222        130,726         73,447
Provision for income taxes (Note 7)
    Current...........................................        37,460         46,833         36,357
    Deferred..........................................          (467)        (7,087)       (15,490)
        Total provision for income taxes..............        36,993         39,746         20,867
Net earnings before cumulative effect of
    accounting change.................................        88,229         90,980         52,580
Cumulative effect of accounting change (Note 7).......             -          3,005              -
Net earnings..........................................    $   88,229     $   93,985     $   52,580

Primary and fully diluted earnings per share
    Net earnings before cumulative effect of
        accounting change.............................         $2.39          $2.41          $1.38
    Cumulative effect of accounting change (Note 7)...             -           0.08              -
    Net earnings......................................         $2.39          $2.49          $1.38

Dividends per share ..................................         $1.26          $1.20          $1.20
Average common and common equivalent shares outstanding       36,975         37,780         38,216

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
Vulcan Materials Company and Subsidiary Companies
As of December 31, 1993, 1992 and 1991
Amounts in thousands
                                                                                     1993              1992              1991
ASSETS
Current assets
    Cash and cash equivalents (Note 2)..................................       $   13,996        $   15,669        $   18,993
    Accounts and notes receivable:
        Customers, less allowance for doubtful accounts: 1993, $7,284;
            1992, $6,814; 1991, $6,267..................................          141,606           142,454           130,439
        Other...........................................................            8,798             8,941             7,699
    Inventories (below estimated current cost by $32,986 for 1993,
            $32,371 for 1992 and $42,701 for 1991; Note 3)..............          105,017           107,948           112,636
    Current portion of deferred income taxes............................           26,898            24,604            11,900
    Prepaid expenses....................................................            6,298             5,213             3,480
            Total current assets........................................          302,613           304,829           285,147

Investments and long-term receivables...................................           56,505            49,970            40,699
Property, plant and equipment, net (Note 4).............................          657,785           663,721           675,440
Deferred charges and other assets (Note 8)..............................           61,648            65,395            71,825

            Total.......................................................       $1,078,551        $1,083,915        $1,073,111

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Current maturities:
        Long-term debt..................................................       $    1,671        $    1,029        $    1,660
        Capitalized lease obligations...................................               70                70             1,827
    Notes payable (Note 2)..............................................                -                 -             9,763
    Trade payables and accruals.........................................           89,504            81,775            67,951
    Accrued income taxes................................................           14,450            17,040            16,551
    Accrued salaries and wages..........................................           20,437            19,371            17,536
    Accrued interest....................................................            1,356             1,383             1,688
    Other accrued liabilities (Note 9)..................................           13,327            14,368            18,412
            Total current liabilities...................................          140,815           135,036           135,388

Long-term debt (Note 5).................................................          102,035           107,205           108,434
Long-term capitalized lease obligations (Note 6)........................                -                70             2,672
Deferred income taxes (Note 7)..........................................           74,193            72,383            69,626
Deferred management incentive and other compensation (Note 8)...........           17,885            18,618            15,906
Other postretirement benefits (Note 8)..................................           27,377            24,880            22,491
Other noncurrent liabilities (Note 9)...................................           13,283            25,611            35,666
Other commitments and contingent liabilities (Note 9)
Shareholders' equity
    Common stock, $1 par value..........................................           46,573            46,573            46,573
    Capital in excess of par value......................................            4,587             3,962             3,463
    Retained earnings (Note 5)..........................................        1,009,912           967,979           919,089
            Total.......................................................        1,061,072         1,018,514           969,125
    Less cost of stock in treasury......................................          358,109           318,402           286,197
            Total shareholders' equity..................................          702,963           700,112           682,928

            Total.......................................................       $1,078,551        $1,083,915        $1,073,111

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1993, 1992 and 1991
Amounts in thousands
                                                                                               1993         1992         1991
OPERATIONS
Net earnings before cumulative effect of accounting change.........................       $  88,229    $  90,980    $  52,580
Adjustments to reconcile net earnings to net cash provided by continuing operations:
        Depreciation, depletion and amortization...................................         102,780      103,345      109,725
        Provisions for impairment and liquidation of assets (Note 13)..............               -            -       21,147
        (Increase) decrease in assets before effects of business acquisitions:
            Accounts and notes receivable..........................................             991      (11,760)      14,728
            Inventories............................................................           3,199        6,592        3,220
            Current portion of deferred income taxes...............................          (2,294)     (12,704)      (4,855)
            Prepaid expenses.......................................................          (1,085)        (681)         363
        Increase (decrease) in liabilities before effects of business acquisitions:
            Accrued interest and income taxes......................................             (27)        (305)        (427)
            Trade payables, accruals, etc..........................................           5,906       12,828        1,412
            Deferred income taxes..................................................           1,810        2,757      (15,546)
            Other noncurrent liabilities...........................................         (10,564)      (4,954)         (57)
        Issuance of common stock in connection with Performance Share Plan.........             904          717        1,038
        Other, net.................................................................           4,246       12,311        1,530
            Net cash provided by continuing operations.............................         194,095      199,126      184,858
Net cash used for discontinued operations (Note 9).................................          (1,077)      (1,031)      (1,514)
Cumulative effect of accounting change (Note 7)....................................               -        3,005            -
            Net cash provided by operations........................................         193,018      201,100      183,344

INVESTING ACTIVITIES
Purchases of property, plant and equipment.........................................         (95,977)     (75,191)     (63,645)
Payment for business acquisitions .................................................          (4,507)     (33,216)     (24,719)
Proceeds from sale of property, plant and equipment................................           6,009        8,924        2,627
Investment in nonconsolidated companies............................................          (9,637)     (11,609)     (13,000)
Withdrawal of earnings from nonconsolidated companies..............................             301          400           25
            Net cash used for investing activities.................................        (103,811)    (110,692)     (98,712)

FINANCING ACTIVITIES
Net payments-commercial paper and bank lines of credit.............................               -       (9,803)     (97,368)
Proceeds from issuance of long-term debt (Note 5)..................................               -            -       81,000
Payment of short-term debt ........................................................          (1,184)      (3,759)      (4,607)
Payment of long-term debt..........................................................          (3,414)      (2,651)     (12,335)
Purchases of common stock (Note 10)................................................         (39,986)     (32,424)      (5,217)
Dividends paid.....................................................................         (46,296)     (45,095)     (45,664)
            Net cash used for financing activities.................................         (90,880)     (93,732)     (84,191)
Net increase (decrease) in cash and cash equivalents...............................          (1,673)      (3,324)         441
Cash and cash equivalents at beginning of year.....................................          15,669       18,993       18,552
Cash and cash equivalents at end of year...........................................       $  13,996    $  15,669    $  18,993

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1993, 1992, and 1991
Amounts and shares in thousands
                                                               1993                    1992                   1991
                                                       Shares       Amount     Shares      Amount     Shares      Amount
Common stock, $1 par value
Authorized, 160,000 shares
    Issued (no changes in 1993, 1992 and 1991).....     46,573   $   46,573     46,573   $  46,573     46,573   $  46,573
Capital in excess of par value
    Balance at beginning of year...................                   3,962                  3,463                  2,758
    Distributions under Performance Share Plan.....                     604                    499                    705
    Distributions under Stock Plan for
       Non-employee Directors......................                      21                      -                      -
    Balance at end of year.........................                   4,587                  3,962                  3,463
Retained earnings
    Balance at beginning of year...................                 967,979                919,089                912,173
    Net earnings...................................                  88,229                 93,985                 52,580
    Cash dividends on common stock.................                 (46,296)               (45,095)               (45,664)
    Balance at end of year.........................               1,009,912                967,979                919,089
Common stock held in treasury
    Balance at beginning of year...................     (9,350)    (318,402)    (8,582)   (286,197)    (8,467)   (281,312)
    Purchase of common shares......................       (895)     (39,985)      (786)    (32,423)      (141)     (5,217)
    Distributions under Performance Share Plan.....         20          270         18         218         26         332
    Distributions under Stock Plan for
       Non-Employee Directors......................          1            8          -           -          -           -
    Balance at end of year.........................    (10,224)    (358,109)    (9,350)   (318,402)    (8,582)   (286,197)
        Total......................................              $  702,963              $ 700,112              $ 682,928

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all majority or wholly-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation. Investments in joint ventures and the common stock of associated companies in which the Company has ownership interests of 20% to 50% are accounted for by the equity method. All other investments are carried at the lower of cost or market, and income is recorded as dividends are received or interest is earned.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
The Company classifies as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. Other marketable securities with a maturity of over three months, but not more than one year, at the time of purchase, are classified as short-term investments.

INVENTORIES
The Company uses the last-in, first-out (LIFO) method of valuation for most of its inventories because it results in a better matching of costs with revenues. Inventories, other than operating supplies, are stated at the lower of cost, as determined by the LIFO method, or market. Such cost includes raw materials, direct labor and production overhead. Substantially all operating supplies are carried at average cost, which does not exceed market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost less allowances for accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.

DEPRECIATION, DEPLETION AND AMORTIZATION
Depreciation is computed by the straight-line method at rates based upon the estimated service lives of the various classes of assets, which include machinery and equipment, buildings and land improvements. Amortization of capitalized leases is included with depreciation expense.

Cost depletion on depletable quarry land is computed by the unit of production method based upon estimated recoverable units.

Leaseholds are amortized over varying periods not in excess of applicable lease terms.

OTHER COSTS
Income is charged as costs are incurred for start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development.

Repairs and maintenance are charged to costs and operating expenses. Renewals and betterments which add materially to the utility or useful lives of property, plant and equipment are capitalized.

Environmental remediation costs are accrued as liabilities and expensed when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Costs are accrued no later than the feasibility study and/or when the Company commits to a formal plan of action. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs and similar costs. Such costs are expensed as incurred.

INCOME TAXES
Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which supersedes and amends SFAS No. 96. The principal change made by SFAS No. 109 is to revise the criteria for recognition and measurement of deferred tax assets. The effect of the change in accounting method is disclosed in
Note 7.

Annual provisions for income taxes are based primarily on reported earnings before income taxes and include appropriate provisions for deferred income taxes resulting from the tax effect of the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. In addition, such provisions reflect adjustments for the following items:

         Permanent differences, principally the excess of percentage depletion over the tax basis of depletable properties.

         An estimate of additional cost that may be incurred, including interest on deficiencies but excluding adjustments representing temporary differences, upon final settlement of returns after audit by various taxing authorities.

         Balances or deficiencies in prior year provisions that become appropriate as audits of those years progress.

EARNINGS PER SHARE
Primary and fully diluted earnings per share of common stock are computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the number of shares contingently issuable under long-term performance share plans and the stock plan for non-employee directors.

2.   CASH

Bank lines of credit amounted to $70,000,000 and $60,000,000 at year end 1993 and 1992, respectively. These lines were not in use at the end of either year. At the end of 1991, bank lines totaled $95,000,000, of which $10,000,000 was used to back up commercial paper outstanding.

All of the lines of credit extended to the Company in 1993, 1992, and 1991 were based on a commitment fee arrangement. The Company also maintained balances or paid fees to compensate its banks for certain services. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a twelve-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.

3.   INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                                                          1993              1992             1991
Finished products . . . . . . . . . .                 $ 75,954          $ 74,684         $ 79,988
Raw materials . . . . . . . . . . . .                    3,856             4,123            2,162
Products in process . . . . . . . . .                      965               943            1,100
Operating supplies and other. . . . .                   24,242            28,198           29,386
  Total inventories . . . . . . . . .                 $105,017          $107,948         $112,636

The above amounts include inventories valued under the LIFO method totaling $80,614,000, $78,968,000 and $82,284,000 at December 31, 1993, 1992, and 1991,
respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $387,000 ($.01 per share effect) in 1993, a decrease of $6,409,000 ($.17 per share effect) in 1992, and an increase of $3,904,000 ($.10 per share effect) in 1991.

4.   PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                                         1993              1992              1991
Land and land
  improvements. . . . . .                          $  200,856        $  198,272        $  187,812
Buildings . . . . . . . . . . . . . .                  62,995            61,088            58,978
Machinery and equipment . . . . . . .               1,372,667         1,317,671         1,271,425
Leaseholds. . . . . . . . . . . . . .                   5,575             5,490             5,556
Construction in progress. . . . . . .                  55,912            41,912            30,633
     Total. . . . . . . . . . . . . .               1,698,005         1,624,433         1,554,404
Less allowances for
  depreciation, depletion
  and amortization. . . . . . . . . .               1,040,220           960,712           878,964
Property, plant and
  equipment, net. . . . . . . . . . .              $  657,785        $  663,721        $  675,440

The Company capitalized interest cost of $1,016,000 in 1993, $673,000 in 1992 and $131,000 in 1991 with respect to qualifying construction projects. Total interest cost incurred before recognition of the capitalized amount was $10,187,000 in 1993, $10,441,000 in 1992 and $11,336,000 in 1991.

Balances referable to capitalized leases included in property, plant and equipment at December 31 are as follows (in thousands of dollars):

                                                         1993              1992              1991
Land and land improvements. . . . . .                $     16          $     16          $     16
Buildings . . . . . . . . . . . . . .                      59                59                59
Machinery and equipment . . . . . . .                   9,978             9,984             9,984
     Total. . . . . . . . . . . . . .                  10,053            10,059            10,059
Less allowance for
  amortization. . . . . . . . . . . .                   9,128             8,842             8,547
Property, plant and
  equipment, net. . . . . . . . . . .                 $   925           $ 1,217           $ 1,512

Amortization of capitalized leases amounted to $292,000 in 1993, $294,000 in 1992 and $300,000 in 1991.

5.   DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

                                                         1993              1992              1991
Medium-term notes . . . . . . . . . . . . . .        $ 80,000          $ 81,000          $ 81,000
Notes issued for businesses
  acquired in 1987. . . . . . . . . . . . . .           2,478             5,863             5,863
6 5/8% pollution control
  revenue bonds . . . . . . . . . . . . . . .           6,800             6,800             6,800
7 7/8% and 8% pollution control
  revenue bonds . . . . . . . . . . . . . . .               -                 -             5,800
6 3/8% pollution control
  revenue bonds . . . . . . . . . . . . . . .           5,800             5,800                 -
Variable rate pollution control
  revenue bonds . . . . . . . . . . . . . . .           3,350             3,700             4,000
Other notes . . . . . . . . . . . . . . . . .           3,607             4,042             4,971
    Total . . . . . . . . . . . . . . . . . .        $102,035          $107,205          $108,434

In May 1991 the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of medium-term notes in 1991 totaled $81,000,000. The net proceeds from the sale of the debt securities in 1991 were used for general corporate purposes, principally the reduction of commercial paper borrowings and long-term indebtedness. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximates 13 years. Maturities at the time of issuance ranged from three to thirty years with a maximum of $10,000,000 due in any one year. The weighted average interest rate on the notes is 8.53% with a range of 7.59% to 8.85%.

In March 1991 the Company made a cash payment of $6,000,000 both to satisfy the sinking fund requirement of $3,000,000 for its 10 1/4% debentures and to exercise the option to retire an additional $3,000,000 of the debentures at par. In April 1991 the Company retired the remainder of its outstanding
10 1/4% debentures in the principal amount of $6,326,000. The early extinguishment of this debt resulted in a pretax charge of $233,000, representing the premium paid on the called debentures and the unamortized issuance costs.

The notes issued for businesses acquired in 1987 consist of $1,648,000 in fixed rate notes (10.13%) due 2007 and $830,000 in variable rate notes due 2008. The fixed rate notes are payable in ten equal annual installments beginning in 1998. The variable rate notes, which are resettable every three years based upon a spread over a specified U.S. Treasury note index, are payable in three equal installments in 2002, 2005 and 2008, unless the holders exercise put options at earlier dates. In September 1993 the Company paid $3,385,000 to certain variable rate noteholders who elected to exercise put options on the three year anniversary of the reset date as specified in the notes. This reduced the principal balance of the variable rate notes from $4,215,000 to $830,000.

The 6 5/8% pollution control revenue bonds issued on behalf of the Company in 1978 are payable in installments of $1,000,000 in the years 1998 and 1999 and installments of $1,200,000 in the years 2000-2003. The 7 7/8% and 8% pollution control revenue bonds issued in 1980 were refunded effective February 1, 1992, at an interest rate of 6 3/8%, and are now payable in 2012. The variable rate pollution control revenue bonds issued in 1981 and 1984 are due in 1996 ($1,400,000) and 1999 ($1,950,000), respectively.

Other notes include various obligations with interest rates ranging from 7.49% to 10.00%. These relate principally to notes issued for acquired properties.

The aggregate principal payments for the five years subsequent to December 31, 1993 are: 1994-$1,671,000; 1995-$4,687,000; 1996-$7,070,000; 1997-$5,400,000;
and 1998-$6,565,000.

As a result of its repayment of certain indebtedness during 1991, the Company is no longer subject to any contractual restrictions on the aggregate amount of its indebtedness or minimum working capital, or the amount it may expend for cash dividends and purchases of its stock.

Disclosure of the estimated fair value of long-term debt and other financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. Based primarily on the present value of cash outflows, using year-end interest rates, the estimated fair value of long-term debt at December 31, 1993 is $114,372,000. This compares with a carrying value of $102,035,000. As of December 31, 1992, the estimated fair value of long-term debt is $114,797,000 and the carrying value is $107,205,000. These valuations have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of deferred income taxes, accounts payable, accrued income taxes, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value.
The fair value estimates presented are based on information available to management as of December 31, 1993 and December 31, 1992. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

6.   LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

                                                          1993              1992             1991
Minimum rentals . . . . . . . . . . .                  $ 7,600           $ 7,247          $ 6,762
Contingent rentals (based
  principally on usage) . . . . . . .                   10,021             8,875            5,130
    Total . . . . . . . . . . . . . .                  $17,621           $16,122          $11,892

Future minimum lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1993 are as follows (in thousands of dollars):

                                                                         Capital        Operating
                                                                          Leases           Leases
1994. . . . . . . . . . . . . . . . . . . . . . . . .                        $75         $  7,498
1995. . . . . . . . . . . . . . . . . . . . . . . . .                          0            5,474
1996. . . . . . . . . . . . . . . . . . . . . . . . .                          0            4,504
1997. . . . . . . . . . . . . . . . . . . . . . . . .                          0            3,295
1998. . . . . . . . . . . . . . . . . . . . . . . . .                          0            2,491
Remaining years . . . . . . . . . . . . . . . . . . .                          0            7,162
Total minimum lease payments. . . . . . . . . . . . .                         75          $30,424
Less:  Amount representing interest . . . . . . . . .                          5
Present value of net minimum
  lease payments  . . . . . . . . . . . . . . . . . .                        $70

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements, particularly capital leases.

7.   INCOME TAXES

Effective January 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes. The cumulative effect of applying the new accounting method to years prior to 1992 increased net earnings by $3,005,000 ($.08 per share), which was reflected separately in the consolidated statement of earnings for the first quarter of 1992. The cumulative effect is not included in any of
the summary information provided below.   Implementation of the new method had
no material impact on 1993 or 1992 earnings.

The components of earnings before income taxes are as follows (in thousands of dollars):

                                                          1993             1992             1991
Domestic. . . . . . . . . . . . . . .                 $123,932         $132,370          $75,746
Foreign . . . . . . . . . . . . . . .                    1,290           (1,644)          (2,299)
  Total . . . . . . . . . . . . . . .                 $125,222         $130,726          $73,447

Provisions for income taxes consist of the following (in thousands of dollars):

                                                          1993             1992             1991
Current:
  Federal . . . . . . . . . . . . . .                  $33,179          $38,798         $ 30,369
  State and local . . . . . . . . . .                    4,277            8,016            5,958
  Foreign . . . . . . . . . . . . . .                        4               19               30
    Total . . . . . . . . . . . . . .                   37,460           46,833           36,357

Deferred:
  Federal . . . . . . . . . . . . . .                      (59)          (5,988)         (13,054)
  State and local . . . . . . . . . .                     (408)          (1,099)          (2,436)
    Total . . . . . . . . . . . . . .                     (467)          (7,087)         (15,490)

Total provision . . . . . . . . . . .                  $36,993          $39,746         $ 20,867

The provisions for income taxes differ from amounts computed by applying the federal statutory rate to earnings before income taxes due to the following reasons (in thousands of dollars):

                                                          1993             1992             1991
Taxes at federal statutory rate . . . . . . .          $43,828          $44,447          $24,972
Increase (decrease) in
  taxes resulting from:
  Depletion . . . . . . . . . . . . . . . . .           (9,092)          (8,114)          (7,004)
  State and local income taxes,
    net of federal income
    tax benefit . . . . . . . . . . . . . . .            2,516            4,563            2,325
  Adjustment to December 31, 1992,
    net deferred income tax liability for
    enacted federal tax rate change . . . . .            1,110                0                0
  Miscellaneous items . . . . . . . . . . . .           (1,369)          (1,150)             574
Total provision . . . . . . . . . . . . . . .          $36,993           $39,746          $20,867

The effective tax rate on income differs from the U. S. statutory rate due to the following:

                                                          1993              1992             1991
Federal statutory tax rate. . . . . . . . . .            35.0%              34.0%           34.0%
Increase (decrease) in tax
  rate resulting from:
  Depletion . . . . . . . . . . . . . . . . .            (7.3)              (6.2)           (9.5)
  State and local income taxes,
    net of federal income
    tax benefit . . . . . . . . . . . . . . .             2.0                3.5             3.2
  Adjustment to December 31, 1992,
    net deferred income tax liability for
    enacted federal tax rate change . . . . .             0.9                0.0             0.0
Miscellaneous items . . . . . . . . . . . . .            (1.1)              (0.9)            0.7
Effective tax rate. . . . . . . . . . . . . .            29.5%              30.4%           28.4%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                                          1993              1992             1991
Deferred tax assets related to:
  Accrual for postretirement benefits . . . . .        $11,117           $ 9,900          $ 8,093
  Accrual for environmental reclamation . . . .          8,675            11,639           13,392
  Accounts receivable, principally
    allowance for doubtful accounts . . . . . .          3,075             2,820            2,633
  Inventory adjustments . . . . . . . . . . . .          7,231             6,985            6,376
  Pensions, incentives and
    deferred compensation . . . . . . . . . . .          4,827             4,361            1,664
  Other items . . . . . . . . . . . . . . . . .          6,126             5,633            6,559
    Total deferred tax assets . . . . . . . . .         41,051            41,338           38,717

Deferred tax liabilities related to:
  Fixed assets, principally depreciation. . . .         83,175            84,461           92,239
  Other items . . . . . . . . . . . . . . . . .          5,171             4,656            4,204
    Total deferred tax liabilities. . . . . . .         88,346            89,117           96,443

Net deferred tax liability. . . . . . . . . . .        $47,295           $47,779          $57,726

8.   PENSION, OTHER POSTRETIREMENT BENEFIT AND INCENTIVE COMPENSATION PLANS

In 1991 the Company merged seven of its hourly flat dollar pension plans into a single plan, reducing the total number of Company sponsored noncontributory, defined benefit pension plans from nine to three. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan provides benefits equal to a flat dollar amount for each year of service.

Charges to earnings referable to company-administered pension plans totaled $2,148,000 in 1993, $2,216,000 in 1992 and $561,000 in 1991. Components of
the net periodic pension charges are as follows (in thousands of dollars):

                                                          1993              1992             1991
Service cost - benefits earned
  during the period . . . . . . . . .                 $  8,286          $  8,072         $  6,438
Interest cost . . . . . . . . . . . .                   16,195            15,465           14,108
Actual return on plan assets. . . . .                  (32,280)          (15,176)         (50,049)
Net amortization and deferral . . . .                    9,947            (6,145)          30,064
  Net periodic pension charge . . . .                 $  2,148          $  2,216         $    561

The Company's qualified pension plans have assets in excess of the accumulated benefit obligation. Plan assets are composed primarily of marketable domestic and international equity securities, corporate and government debt securities and real estate. Unrecognized net plan assets at the implementation of SFAS No. 87, Employers' Accounting for Pensions, in 1986 are being amortized over the average of the covered employees' remaining service lives, which range from 12 to 16 years. The following table reconciles the funded status of all the Company's plans with the related amounts recognized in the Company's consolidated balance sheets at December 31 (in thousands of dollars):

                                                          1993              1992             1991
Actuarial present value of
  benefit obligations:
  Based on employment
    service to date
    and current salary levels:
    Vested. . . . . . . . . . . . . . . . . .        $(139,958)        $(120,923)       $(115,311)
    Nonvested . . . . . . . . . . . . . . . .           (5,927)           (5,087)          (4,934)
       Accumulated benefit
         obligation . . . . . . . . . . . . .         (145,885)         (126,010)        (120,245)
  Effect of projected future
    salary increases. . . . . . . . . . . . .          (85,297)          (71,511)         (68,529)
  Projected benefit
    obligation. . . . . . . . . . . . . . . .         (231,182)         (197,521)        (188,774)
Plan assets at fair market
  value . . . . . . . . . . . . . . . . . . .          271,821           248,558          242,946
Plan assets in excess of
  projected benefit
  obligation. . . . . . . . . . . . . . . . .           40,639            51,037           54,172
Unamortized portion of
  unrecognized net asset
  at implementation of
  SFAS No. 87 . . . . . . . . . . . . . . . .          (20,167)          (23,638)         (27,109)
Unrecognized net gain . . . . . . . . . . . .          (16,395)          (22,300)         (16,320)
Unrecognized prior
  service cost. . . . . . . . . . . . . . . .            9,308            10,145            6,426
  Net prepaid pension cost. . . . . . . . . .       $   13,385        $   15,244       $   17,169

Annual net periodic pension charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related pension obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1993           1992            1991          1990
Discount rates used to determine
  the pension obligations
  - First 18 years. . . . . . . . . .          7.25%          8.00%           8.00%         9.00%
  - Thereafter  . . . . . . . . . . .          7.25           6.75            6.75          7.50
Discount rates used to determine
  the net periodic cost and
  other recognized gains
  - First 18 years. . . . . . . . . .          8.00           8.00            8.00          9.00
  - Thereafter  . . . . . . . . . . .          6.75           6.75            6.75          7.50
Rates of increase in
  compensation levels
  (for salary-related plans). . . . .          5.50           5.50            5.50          6.00
Expected long-term rates of
  return on plan assets . . . . . . .          8.25           8.25            8.25          8.25

The Company funds the pension trusts currently in amounts determined under the individual entry age level premium method, including benefit increases expected as a result of projected wage and salary increases occurring between the date of valuation and the individual retirement dates.

Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $1,637,000 in 1993, $1,281,000 in 1992 and $1,223,000 in 1991.
The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information.

In addition to pension benefits, the Company provides certain health care benefits and life insurance for some retired employees. Substantially all of the Company's salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach at least age 55 and meet certain service requirements while working for the Company. Generally, company-provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever first occurs.

Effective January 1, 1989, the Company changed to an accrual method of accounting for the aforementioned postretirement benefits based on actuarially determined costs to be accrued over the period from the date of hire to the full eligibility date of employees who are expected to qualify for benefits. In December 1990 the Financial Accounting Standards Board issued SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires the use of an accrual method. Effective in 1992, the Company modified its benefit calculation methodology to fully comply with SFAS 106 with no significant effect on earnings. The cost of providing postretirement benefits under the accrual method amounted to $4,370,000 in 1993, $3,936,000 in 1992 and $3,749,000 in 1991.

The components of net periodic postretirement benefit charges and credits are as follows (in thousands of dollars):

                                                          1993              1992             1991
Service cost - benefits attributed
  to service during the period. . . . . . . .           $1,536            $1,418           $1,194
Interest cost . . . . . . . . . . . . . . . .            2,792             2,514            2,562
Actual return on assets . . . . . . . . . . .             (136)             (124)            (127)
Net amortization and deferral . . . . . . . .              178               128              120
  Net periodic postretirement
    benefit cost. . . . . . . . . . . . . . .           $4,370            $3,936           $3,749

If the 1993, 1992 and 1991 costs had been determined under the previous method, which recognized the cost of providing postretirement benefits by expensing the contributions when made, the amounts would have been $1,872,000, $1,547,000 and $1,275,000, respectively.

The Company funds the postretirement benefits plan each year through contributions to a trust fund for health care benefits and through payments of premiums to providers of life insurance. All assets of the plan relate to the life insurance and are composed of reserves held by the insurer. The following table sets forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated balance sheet at December 31 (in thousands of dollars):

                                                          1993              1992             1991
Accumulated postretirement
  benefit obligation:
  Retirees. . . . . . . . . . . . . . . . . .         $(11,471)         $(10,032)        $ (9,328)
  Fully eligible active
    plan participants . . . . . . . . . . . .          (11,982)          (10,788)          (9,317)
  Other active plan participants. . . . . . .          (16,004)          (13,363)         (12,015)

    Total accumulated postretirement
      benefit obligation. . . . . . . . . . .          (39,457)          (34,183)         (30,660)

Plan assets at fair market value. . . . . . .            2,378             2,171            1,995
Accumulated postretirement benefit
  obligation in excess of plan assets . . . .          (37,079)          (32,012)         (28,665)
Unrecognized prior service cost . . . . . . .                7                 7                8
Unrecognized net loss . . . . . . . . . . . .            8,495             5,925            4,967

    Accrued postretirement benefit cost . . .         $(28,577)         $(26,080)        $(23,690)

Annual net periodic postretirement benefit charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related benefit obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1993           1992            1991          1990
Discount rates
  - First 18 years. . . . . . . . . .          7.25%          8.00%           8.00%         9.00%
  - Thereafter  . . . . . . . . . . .          7.25           6.75            6.75          7.50

Expected long-term rate of
  return on plan assets . . . . . . .          7.00           7.00            7.00          7.00

Rate of increase in per
  capita claims cost
  - First year  . . . . . . . . . . .         13.0           14.0             7.5           7.5
  - Ultimate rate . . . . . . . . . .          6.0            6.0             7.5           7.5

Effective December 31, 1992, the assumed annual rate of increase in per capita claims cost was changed to reflect current rates of claims cost increase. A decrease of 1.0% per year in the rate is assumed until an ultimate rate of 6.0% is achieved. If the health care cost trend rates were increased 1.0% each year, the accumulated postretirement benefit obligation as of December 31, 1993 would have increased by $2,662,000 (or 6.7%) and the aggregate of the service and interest cost for 1993 would have increased by $346,000
(or 8.0%).

In November 1992, the Financial Accounting Standards Board issued SFAS
No. 112, Employers' Accounting for Postemployment Benefits, and adoption is required by the Company in 1994. The Company anticipates no material impact from adoption.

The Company has a number of incentive compensation plans under which awards are made to officers and other key employees. Expense provisions referable to the plans amounted to $4,295,000 in 1993, $7,467,000 in 1992 and $3,306,000 in
1991. The expense provisions for these plans reflect the cost of distributions payable currently as well as distributions that may be payable in future periods if certain conditions are satisfied. Expense provisions for certain of the plans also are affected by changes in the market value of the Company's common stock.

9.   OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1987 the Company formed three jointly-owned companies with Industrias ICA, S.A. de C.V., ("Indica"), a principal member of Grupo ICA, one of Mexico's leading diversified industrial entities, to develop and operate a limestone quarry on Mexico's Yucatan Peninsula and to import Mexican crushed stone for sale along the U.S. Gulf Coast (the "Crescent Market Project"). The shareholder agreements for these three companies provide that each sponsor will contribute its share of the equity required to fund the project. The Company's share of $68,188,000 had been contributed by December 31, 1993; Indica contributed a substantially equal pro rata amount. Two of the jointly-owned companies have entered into term loan agreements to fund up to $90,750,000 of their investments. The current balance of these loans is $71,668,000. The Company and Indica have agreed to guarantee these loans on a several and pro rata basis equal to approximately 50% each. Certain of the loan guarantees will be terminated if and when the project meets defined financial tests. In addition, the Company has approximately $3,700,000 outstanding from the three companies at December 31, 1993 as its share of loans to the project.

Other commitments of the Company include the purchase of property, plant and equipment approximating $11,661,000 at December 31, 1993.

The Company is a defendant in various lawsuits incident to the ordinary course of business. It is not possible to determine with precision the probable outcome or the amount of liability, if any, under these lawsuits; however, in the opinion of the Company and its counsel, the disposition of these lawsuits will not adversely affect the consolidated financial statements of the Company to a material extent.

As indicated in the Notes to Financial Statements in the Company's 1992 Annual Report, the Company received a letter from the United States Environmental Protection Agency ("EPA") in May 1985 regarding remedial actions at a chemical waste site in Ascension Parish, Louisiana. Records indicate that the Company generated a portion of the waste placed at the site, and the Company therefore has been deemed by the EPA to be a potentially responsible party ("PRP") with respect to the site under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA").

On February 5, 1991, the EPA issued a unilateral administrative order ("UAO") which directs the named respondents, including the Company and other PRPs, to clean up the site. In a letter dated April 9, 1991, the Company, along with three other PRPs named in the UAO, gave notice to the EPA that they intend to comply with all lawful terms and conditions of the UAO.

In December 1988, the Company and other PRPs received a letter from the EPA demanding reimbursement for approximately $1,540,000 in past costs and administrative expenses incurred by the EPA in connection with the foregoing matter. Effective June 8, 1992, the Company and other PRPs entered into a Site Participation Agreement ("Agreement") allocating among the parties those costs which are anticipated to be incurred or which might be incurred in connection with the remediation activity at the site and those costs which may be recovered by the EPA or other agencies in connection with their past response work or oversight work at the site. Moreover, in June, 1992, the EPA orally informed the Company and other PRPs that it would seek to recover its response and oversight costs incurred to date, and toward that end has made a supplemental Information Request, pursuant to Section 104(e) of CERCLA, seeking information to support such recovery of costs. The Company responded to the Information Request on July 14, 1992. The demand by EPA for recovery of costs includes the amount previously demanded from the Company and the other PRPs in December 1988.

Cleanup of the site will take an extended period of time. Commencement of cleanup work at the site began in late 1992, and the majority of the costs likely will be incurred in the first three years. The engineering consultants and contractors engaged by the Company and other PRPs have estimated a total cost of $34,700,000 to complete the work required by EPA's final remedial plan.

The Company has reviewed the cost estimates and information currently available relative to EPA's most recent request for recovery of its costs. On the basis of this review, the Company has determined that its accrued reserve is adequate to cover its allocated share of currently anticipated site remediation costs and those response and oversight costs which may be recovered by the EPA. The Company will continue to review relevant cost information as it becomes available, particularly information relative to the EPA's request for recovery of its costs. The Company has begun to make payments from its accrued reserve pursuant to the Agreement.

The Company has been identified by government authorities and certain private parties as potentially responsible for cleanup costs at various other sites, including sites formerly owned and operated by the Company. The operations of the Company also continue to be affected by the compliance requirements of various laws, regulations, administrative orders and permits relating to protection of the environment. Although future costs of cleanup at other sites and the future costs of environmental compliance may be significant, the Company does not believe that these matters and the aforementioned potential share of cleanup costs for the Ascension Parish site will adversely affect the consolidated financial statements of the Company to a material extent.

The Company's consolidated balance sheets as of December 31 include accrued environmental cleanup costs for the Chemicals segment of $19,100,000 for 1993, $26,530,000 for 1992 and $30,371,000 for 1991. These amounts include noncurrent liabilities of $5,701,000, $17,458,000 and $27,376,000, respectively.

In the fourth quarter of 1987, the Company discontinued its former Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with environmental remediation at several Metals plants. Whereas the costs for many contractual liabilities associated with environmental remediation were reasonably ascertainable when an additional provision for estimated phaseout costs was recorded in 1989, the estimates for other such liabilities vary widely and could result in future increases, or possibly decreases, in the total provision for phaseout costs. Factors that might have an impact on such estimates include the results of further environmental testing, engineering analyses and planning, and negotiations among interested parties. The Company has completed several environmental remediation projects at certain of these Metals plants, and expenditures were within recorded provisions. While completion of these projects represents significant progress in addressing the contractual liabilities, several substantial remediation projects remain to be completed by the Company.

Current liabilities reported on the Company's consolidated balance sheets include accrued provisions for discontinued operations in the following amounts as of December 31: $1,583,000 in 1993; $2,666,000 in 1992; and
$3,706,000 in 1991. In addition, other noncurrent liabilities include $2,650,000 each in 1993, 1992 and 1991 referable to discontinued operations.

An antidumping petition was filed on May 20, 1992, with the International Trade Commission ("ITC"), by two stone producers and a stone distributor in southwest Texas alleging that a U.S. industry was being injured by imports of crushed limestone from Mexico. The companies involved in the Crescent Market Project quarry and crush limestone from Mexico's Yucatan Peninsula for sale along the U.S. Gulf Coast. On June 29, 1992, the ITC, in a 5-0 vote (with one commissioner not participating), determined that there was no reasonable indication that an industry in the United States was materially injured or threatened with material injury by the importation of crushed limestone from Mexico. This ruling was appealed to the United States Court of International Trade ("CIT"), where the determination of the ITC was sustained and the action dismissed. The judgment of the CIT was then appealed to the United States Court of Appeals for the Federal Circuit, where oral argument was heard in February 1994. No decision has been rendered on the appeal.

10.  COMMON STOCK

A total of 10,499,963 shares has been purchased at a cost of $363,911,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under purchase authorizations was 1,074,672 as of December 31, 1993.

11.  SEGMENT DATA

Operations in the Company's Construction Materials segment principally involve the production and sale of crushed aggregates and related products and services. The Chemicals segment produces and sells inorganic and organic chemicals.

Segment data referable to net sales to unaffiliated customers, earnings, property additions, and depreciation, depletion and amortization are provided in Segment Financial Data on pages 60 and 61.

The Company's determination of segment earnings recognizes equity in the income or losses of nonconsolidated affiliates of the Construction Materials segment as part of segment earnings and also reflects allocations of general corporate expenses to the segments. SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, does not provide for the inclusion of these items in "operating profit or loss of reportable segments." The net amounts of those items were expenses of $15,542,000 in 1993, $17,819,000 in 1992 and $17,475,000 in 1991.

Segment earnings are reconciled with earnings before income taxes as follows (in thousands of dollars):

                                                         1993              1992              1991

Segment earnings. . . . . . . . . . . . . . .        $134,089          $139,609           $84,407
Interest income, etc. . . . . . . . . . . . .             304               885               245
Interest expense. . . . . . . . . . . . . . .          (9,171)           (9,768)          (11,205)
Earnings before income taxes. . . . . . . . .        $125,222          $130,726           $73,447

Identifiable assets by segment at December 31 are as follows (in thousands of dollars):

                                                         1993              1992              1991
Construction Materials. . . . . . . . . . . .      $  670,079        $  688,898        $  710,061
Chemicals . . . . . . . . . . . . . . . . . .         288,720           285,163           267,595

Total identifiable assets . . . . . . . . . .         958,799           974,061           977,656
Investment in
  nonconsolidated
  affiliates. . . . . . . . . . . . . . . . .          51,054            43,424            39,051
General corporate assets. . . . . . . . . . .          54,702            50,761            37,411
Cash items. . . . . . . . . . . . . . . . . .          13,996            15,669            18,993

Total assets. . . . . . . . . . . . . . . . .      $1,078,551        $1,083,915        $1,073,111

12.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (amounts in thousands):

                                                         1993              1992              1991
Cash payments:
  Interest (exclusive of
     amount capitalized). . . . . . . . . .          $  9,198           $10,073           $11,632
  Income taxes. . . . . . . . . . . . . . .            41,393            45,413            34,205
Noncash investing and
  financing activities:
  Amounts referable to
     business acquisitions:
     Other liabilities assumed. . . . . . .                 -               213                54
  Debt issued in purchase of
     property, plant and equipment. . . . .                 -               191                40

13.  IMPAIRMENT AND LIQUIDATION OF ASSETS

In 1987 the Company acquired the White's Mines businesses, located in Texas. The long- range forecasts underlying that acquisition proved to be overly optimistic because of sharply lower oil prices and substantially weaker demand for construction materials. Updated long- term forecasts indicated no recovery to originally anticipated levels; consequently, management concluded that the Company's Texas assets should be written down to estimated recoverable value. In the fourth quarter of 1991, the Company recorded a pretax write-down of $16,217,000, which reduced consolidated net earnings by $10,088,000, or $.26 per common share.

In the third quarter of 1991, the Company initiated a phased liquidation of its construction materials business in south and east Florida, which included two stone quarries, a sales yard and two ready-mixed concrete plants. This decision reflected both the effects of unattractive market conditions and significant real estate values associated with certain land parcels utilized in the business. Together, these factors made it difficult to earn acceptable returns on the assets employed at those locations. In the fourth quarter of 1991, the Company recorded a pretax provision of $4,930,000 for shutdown costs associated with the liquidation of these assets. As a result, consolidated net earnings were reduced by $3,067,000, or $.08 per common share. Due to potentially long lead-times and other uncertainties involved in selling real estate, any gains from such sales will be recorded when realized.







MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AND INTERNAL CONTROL

The Shareholders of Vulcan Materials Company:

Vulcan's management acknowledges and accepts its responsibility for all the information contained in the financial statements and other sections of this report. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and we believe they reflect fairly the Company's financial position, results of operations and cash flows for the periods shown. The financial statements necessarily reflect our informed judgments and estimates of the expected outcome of numerous current events and transactions.

The Company maintains an internal control structure which we believe provides reasonable assurance that the Company's financial statements, books and records accurately reflect the Company's financial condition, results of operations and cash flows and that the Company's assets are safeguarded from loss or unauthorized use. This internal control structure includes well-defined and communicated policies and procedures, organizational structures that provide for appropriate separations of responsibilities, high standards applied in the selection and training of management personnel, and adequate procedures for properly assessing and applying accounting principles, including careful consideration of the accuracy and appropriateness of all significant accounting estimates. Vulcan also has an internal audit function that continually reviews compliance with established policies and procedures.

The Company's independent auditors, Deloitte & Touche, consider the internal control structure as a part of their audits of the Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.

The Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Review Committee, which is composed of five outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Review Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.



/s/ D. F. Sansone
Vice President, Finance

February 4, 1994


INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1993, 1992 and 1991, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1993, 1992 and 1991, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche
Birmingham, Alabama
February 4, 1994

Page 52

FINANCIAL TERMINOLOGY

Capital employed       For the Company: the sum of interest-bearing
                       debt, capitalized lease obligations, other noncurrent liabilities and shareholders' equity;
                       for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and short-term debt

Cash items             The sum of cash, cash equivalents and
                       short-term investments

Common shareholders'   The sum of common stock (less the cost of common
equity                 stock in treasury), capital in excess of par
                       value and retained earnings, as reported in the balance sheet

Long-term capital      The sum of long-term debt, long-term capitalized
                       lease obligations, other noncurrent liabilities and shareholders' equity

Operating income       For the Company: net earnings from continuing
from continuing        operations plus the after-tax cost of interest
operations after       expense; for a segment: segment earnings less
taxes                  the segment's computed share of the consolidated
                       provision for income taxes

Property additions *   Capitalized replacements of and additions to
                       property, plant and equipment (and such assets of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts

Ratio of earnings      The sum of earnings from continuing operations
to fixed charges       before income taxes, amortization of capitalized
                       interest and fixed charges net of interest capitalization credits, divided by fixed charges.
                       Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

Segment earnings       Earnings before interest expense and income taxes
                       and after allocation of corporate expenses and income, other than "interest income, etc.,"
                       (principally interest income earned on cash items and gains or losses on corporate financing transactions), and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based primarily on one or a combination of the following factors: average gross investment, average equity and sales.

Short-term debt        The sum of current interest-bearing debt,
                       including current maturities of long-term debt and capitalized lease obligations, and interest-bearing notes payable

* The Company classifies its property additions into three categories based upon the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost saving and/or capacity improvement aspects. Likewise, a profit adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves or to improve products, etc.

Property additions classified as environmental control expenditures do not reflect those expenditures for environmental control activities, including industrial health programs, which are expensed currently.
Such expenditures are made on a continuing basis and at significant levels in each of the Company's segments. Frequently, profit adding and major replacement projects also include expenditures for environmental control purposes.

Page 53