Form 10-K, Exhibit 13
VULCAN MATERIALS CO
filed 1995-03-29
CIK 103973

VULCAN
                               MATERIALS
                                COMPANY


                          1994 ANNUAL REPORT


Selected Financial Data
Amounts and shares in millions, except per share data

                                                                      1994       1993         1992         1991         1990
Operations
Net sales.......................................................  $1,253.4   $1,133.5   $  1,078.0   $  1,007.5   $  1,105.3
Gross profit....................................................  $  268.2   $  246.7   $    249.1   $    212.1   $    291.4
    As a percent of net sales...................................      21.4%      21.8%        23.1%        21.1%        26.4%
Interest expense................................................  $    9.8   $    9.2   $      9.8   $     11.3   $      7.8
Net earnings before cumulative effect of accounting change......  $   98.0   $   88.2   $     91.0   $     52.6   $    120.3
    As a percent of average shareholders' equity................      13.6%      12.8%        13.3%         7.7%        18.2%
Cumulative effect of accounting change..........................  $      -   $      -   $      3.0   $        -   $        -
Net earnings....................................................  $   98.0   $   88.2   $     94.0   $     52.6   $    120.3
Primary and fully diluted earnings per common share:
    Net earnings before cumulative effect of accounting change..  $   2.67   $   2.39   $     2.41   $     1.38   $     3.10
    Cumulative effect of accounting change......................  $      -   $      -   $     0.08   $        -   $        -
    Net earnings................................................  $   2.67   $   2.39   $     2.49   $     1.38   $     3.10
Effective tax rate..............................................      32.8%      29.5%        30.4%        28.4%        32.9%
Operating income after taxes....................................  $  104.5   $   93.3   $     98.7   $     59.5   $    125.1
    As a percent of average capital employed....................      10.5%       9.7%        10.3%         6.1%        13.7%

Liquidity and Capital Resources
Working capital.................................................  $  125.5   $  161.8   $    169.8   $    149.8   $     61.5
Current ratio...................................................       1.6        2.1          2.3          2.1          1.3
Net cash provided by continuing operations......................  $  209.2   $  194.1   $    199.1   $    184.9   $    205.9
    As a percent of long-term obligations (year end)............     214.8%     190.2%       185.6%       166.4%       460.9%
Ratio of earnings to fixed charges..............................       7.9        8.1          8.4          5.6         12.8
Total assets (year end).........................................  $1,181.1   $1,078.6   $  1,083.9   $  1,073.1   $  1,118.0
Average capital employed:
    Short-term debt.............................................  $   39.4   $   25.2   $     24.1   $     72.7   $     62.1
    Long-term obligations.......................................      99.1      105.6        108.2         66.5         47.2
    Other noncurrent liabilities................................     135.0      140.4        138.4        155.7        144.1
    Shareholders' equity........................................     719.6      691.7        686.5        682.7        661.5
        Total...................................................  $  993.1   $  962.9   $    957.2   $    977.6   $    914.9
Long-term obligations (year end)................................  $   97.4   $  102.0   $    107.3   $    111.1   $     44.7
    As a percent of long-term capital...........................      10.0%      10.9%        11.3%        11.8%         5.1%
Dividends declared and paid per common share....................  $   1.32   $   1.26   $     1.20   $     1.20   $     1.20
Total common stock dividends....................................  $   48.1   $   46.3   $     45.1   $     45.7   $     46.4
Common shares outstanding (year end)............................      35.9       36.3         37.2         38.0         38.1


Segment Financial Data
Amounts in millions
                                                             Amount
                                       1994        1993        1992        1992        1991
Net Sales
Construction Materials...........    $842.9      $756.7      $686.4      $648.1      $696.1
Chemicals........................     410.5       376.8       391.6       359.4       409.2
        Total....................  $1,253.4    $1,133.5    $1,078.0    $1,007.5    $1,105.3


Earnings Before Interest
    Expense and Income Taxes
Construction Materials...........    $162.5      $116.7       $88.3       $41.8      $112.0
Chemicals........................      (7.3)       17.4        51.3        42.6        72.4
Segment earnings.................     155.2       134.1       139.6        84.4       184.4
Interest income, etc.............       0.5         0.3         0.9         0.3         2.6
        Total....................    $155.7      $134.4      $140.5       $84.7      $187.0


Operating Income
    After Taxes
Construction Materials...........    $108.8       $81.6       $65.3       $32.1       $77.3
Chemicals........................      (4.7)       11.5        32.7        27.3        46.0
Interest income, etc.............       0.4         0.2         0.7         0.1         1.8
        Total....................    $104.5       $93.3       $98.7       $59.5      $125.1


Net Cash Provided by
    Continuing Operations
Construction Materials...........    $182.5      $156.6      $141.9      $141.8      $130.2
Chemicals........................      31.5        41.1        63.8        50.0        76.4
Interest expense, interest
    income, etc., net............      (4.8)       (3.6)       (6.6)       (6.9)       (0.7)
        Total....................    $209.2      $194.1      $199.1      $184.9      $205.9



Property Additions
Construction Materials...........     $69.3       $59.3       $56.5       $60.8      $187.3
Chemicals........................      90.5        41.3        42.0        24.9        35.2
        Total....................    $159.8      $100.6       $98.5       $85.7      $222.5


Depreciation, Depletion and
    Amortization
Construction Materials...........     $72.8       $74.3       $75.5       $80.4       $71.7
Chemicals........................      33.9        28.5        27.8        29.3        28.5
        Total....................    $106.7      $102.8      $103.3      $109.7      $100.2


Average Capital Employed
Construction Materials...........    $688.1      $707.4      $708.4      $748.4      $656.8
Chemicals........................     294.0       248.5       226.4       226.1       228.9
Cash items.......................      11.0         7.0        22.4         3.1        29.2
        Total....................    $993.1      $962.9      $957.2      $977.6      $914.9


Operating Income After
    Taxes as a Percent of
    Average Capital Employed
Construction Materials...........      15.8%       11.5%        9.2%        4.3%       11.8%
Chemicals........................      (1.6)        4.6        14.5        12.1        20.1
Interest income, etc. ...........       3.4         3.0         3.0         5.1         6.1
        Total....................      10.5%        9.7%       10.3%        6.1%       13.7%

Definitions of certain financial terms used in this report are provided on page 51.

Common Stock Market Prices and Dividends

                                   Range of                          Dividend Paid
                           Common Stock Market Prices                  Per Share
                           1994                     1993

Quarter Ended        High         Low         High        Low       1994        1993
March 31            $51 7/8     $45 1/2     $56 1/8     $47        $ .33     $.31 1/2
June 30              48 1/2      44          52          40 1/4      .33      .31 1/2
September 30         54          44 7/8      49 3/4      43 3/4      .33      .31 1/2
December 31          56 1/2      46 1/2      50 3/4      43 1/2      .33      .31 1/2
                                                                   $1.32     $   1.26

The Company's common stock is traded on the New York Stock Exchange (tickler symbol VMC). As of January 31, 1995, the number of shareholders of record approximated 4,500.

Dividends paid in 1994 totaled $48,109,000 as compared with $46,296,000 paid in 1993. On February 16, 1995, the Board of Directors authorized a quarterly dividend of 36 1/2 cents per common share payable March 10, 1995. The new quarterly dividend represents a 10.6% increase over quarterly dividends paid in 1994.

During the last five years, the Company's dividend payout rate has averaged 48% of prior year net earnings. The Company's policy is to pay out a reasonable share of earnings as dividends consistent, on average, with the payout record of the last few years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits.


                         MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

Vulcan's net earnings in 1994 were $98.0 million, or $2.67 per share as compared with net earnings and earnings per share of $88.2 million and $2.39 in 1993. Sales in 1994 were $1,253.4 million as compared to the 1993 total of $1,133.5 million. Pretax earnings of $145.9 million in 1994 increased from $125.2 million in 1993.

SALES

Sales in 1994 increased 11% from the 1993 total and were at a record level. Specific elements of the change in sales from 1993 to 1994 are shown below (amounts in millions):

                                                      Higher
                                  Increased          (Lower)         Total
                                 Unit Volume          Prices       Increase

Construction Materials              $58.9            $27.4         $ 86.3
Chemicals                            36.5             (2.9)          33.6

    Total                           $95.4            $24.5         $119.9


The following table summarizes the increase in sales from 1992 to 1993 (amounts in millions):
                                  Increased          Higher         Total
                                  (Decreased)       (Lower)       Increase
                                  Unit Volume        Prices      (Decrease)

Construction Materials              $60.2            $10.1         $ 70.3
Chemicals                            (9.9)            (4.9)         (14.8)

    Total                           $50.3            $ 5.2         $ 55.5


Construction Materials sales were at a record level of $842.9 million, up 11% from the 1993 result of $756.7 million. This improvement reflects an 8% increase in crushed stone shipments and a 5% rise in unit selling prices. Chemicals 1994 sales of $410.5 million increased 9% from the 1993 level of $376.8 million, due entirely to the effects of acquisitions. Excluding acquisitions, sales decreased 4% due mainly to lower liquid caustic soda prices in the first half of the year. Average prices also declined for chlorinated organics as a group, but this decline was mitigated by improved prices for chlorine.

Construction Materials sales increased in 1993 due to stronger demand for crushed stone, which reflected increased construction activity in most markets. Shipments of crushed stone improved 7% from the 1992 level. Slightly higher unit selling prices also contributed to the increase. The decline in Chemicals sales in 1993 reflects sharply lower caustic soda prices and unfavorable product mix changes, only partially offset by improved prices for chlorine and chlorinated organic products. Total Chemicals tons shipped remained at 1992 levels. However, sales were shifted from higher to lower margin products due to market conditions and the regulatory phaseout of certain products.

EARNINGS

Earnings before interest expense and income taxes for 1994 were $155.7 million, a 16% improvement from comparable 1993 earnings of $134.4 million. The 1993 amount was down 4% from the $140.5 million earned in 1992.

Construction Materials segment earnings of $162.5 million, which are before interest expense and income taxes, were at a record level and increased 39% from 1993's level of $116.7 million. The improvement reflects principally higher volumes and prices, partially offset by higher operating costs.

In 1994, the Company sold its industrial sand operation, which is located in Brady, Texas for a pretax gain of $4.2 million. This business had been operated jointly by the Construction Materials and Chemicals segments. Accordingly, the gain resulting from the sale of the business is shared equally by the two segments. The Construction Materials share of the gain was offset by provisions associated with the shutdown of an operating facility.

Construction Materials segment earnings in 1993 increased 32% from the 1992 result of $88.3 million. The increase principally reflects the impact of higher volume.

The Chemicals segment reported a loss for the year of $7.3 million as compared with 1993 earnings of $17.4 million. Within the segment's Chloralkali business unit, lower sales, higher raw material prices, a $7.0 million environmental remediation provision and costs related to production outages at both major plants were the principal causes of the segment earnings decline.

Chemicals segment earnings in 1993 of $17.4 million were down sharply from 1992's result of $51.3 million. The decline reflects net lower prices, a less favorable product mix, and higher energy, raw materials and other manufacturing costs. Bad debt expense also increased in 1993.


OPERATING COSTS AND EXPENSES

Costs of goods sold of $985.2 million increased 11% from 1993's level.
In the Construction Materials segment, cost of goods sold was up due to higher volume, and to a lesser extent, higher operating costs. Chemicals cost of goods sold increased due to acquisitions, higher raw material prices, an environmental remediation provision and costs related to production outages at both major plants.

Cost of goods sold increased 7% in 1993 from the 1992 amount, reflecting mainly higher volume in the Construction Materials segment and increased energy, raw materials and manufacturing costs in the Chemicals segment.

Repair and maintenance expenses were $128.6 million in 1994, a 7% increase from the 1993 amount. These expenses were up 4% in 1993 from the 1992 amount. Increases in both periods reflect higher volume in the Construction Materials segment.

Depreciation, depletion and amortization expense totaled $106.7 million in 1994, a 4% increase from the 1993 amount of $102.8 million. The increase relates to higher spending for property additions in the Chemicals segment, including acquisitions. Depreciation, depletion and amortization expense declined slightly in 1993 from the 1992 level, reflecting reduced capital spending over the prior two years.

Energy costs (excluding depreciation and operating expenses referable to Chemicals cogeneration facilities) totaled $122.0 million, a 2% decrease from the 1993 amount of $124.7 million due to lower costs for fuels in the Construction Materials segment. The 4% increase in 1993 relates mainly to higher natural gas prices in the Chemicals segment.

During the years 1985 through 1989, the Company recorded provisions totaling $28.8 million for environmental remediation at a now-closed third party waste disposal site to which the Chemicals segment last shipped waste materials in 1970. In 1994, the Company recorded an additional $7.0 million provision for remedial actions at this site. The Company and other companies that also generated waste placed at the site have received approval of a cleanup plan from the United States Environmental Protection Agency ("EPA"). Cleanup of the site is underway and expected to be completed during 1995. Although the cost of the cleanup and the related EPA oversight and the Company's share of such costs cannot be determined precisely at this time, the Company currently believes that the aforementioned provisions are adequate. Provisions for other environmental expenses for the last three years have not been material. Contingent liabilities for environmental remediation activities of the Chemicals segment and discontinued operations are discussed in Note 9 to the financial statements.

Selling, administrative and general expenses of $125.0 million in 1994 increased 13% from the 1993 level of $111.1 million. This increase reflects principally the effect of acquisitions by the Chemicals segment and higher provisions for stock- based incentive plans. In 1993, selling, administrative and general expenses were up 5% from the 1992 level. This increase reflects principally higher bad debt provisions, higher professional fees and normal increases in personnel costs, partially offset by lower provisions for stock-based incentive plans.

Other operating costs totaled $5.5 million in 1994 as compared with $5.0 million in 1993. These costs were $5.3 million in 1992. They primarily include costs referable to abandonments and idle facilities.

OTHER ITEMS

Other income, net of other charges, was $18.0 million in 1994 as compared with the 1993 amount of $3.8 million. The favorable comparison reflects a sharp increase in gains on sales of assets, including gains from the sale of the industrial sand business and the sale of surplus land in the Construction Materials segment, as well as lower miscellaneous charges. In addition, results from joint ventures also improved in 1994. The profitability of the Crescent Market Project reflected continued improvement despite a modest charge to reflect the devaluation of the Mexican peso. Since the vast majority of its revenues are U.S. dollar denominated, and its functional currency is U.S. dollars, the Crescent Market Project is not materially impacted by fluctuations in the value of the Mexican peso. Other income in 1993 compared favorably with $2.4 million in 1992. The increase reflects mainly improved results referable to current as well as discontinued joint ventures.

Interest expense was $9.8 million in 1994, up from $9.2 million in 1993. Higher average borrowings as well as lower capitalized interest on construction projects accounted for the increase. The 1992 amount was $9.8 million.

INCOME TAXES

The Company's 1994 effective tax rate was 32.8%, up significantly from the 1993 rate of 29.5%. The increase reflects principally the absence in 1994 of adjustments comparable to those made in 1993 to close out excess provisions referable to completed tax audits. The 1993 effective rate decreased from the 1992 rate of 30.4%. The decrease reflects an increased favorable effect of statutory depletion and the previously mentioned adjustment to prior year accruals for state income taxes, partially offset by an increase in the federal statutory rate. The increase in the federal rate, including an adjustment to deferred taxes for the rate change, lowered 1993 earnings per share by 6 cents.

RETURN ON EQUITY AND CAPITAL

The ratio of net earnings to average shareholders' equity was 13.6% in 1994, as compared with the 1993 and 1992 returns of 12.8% and 13.3%, respectively. The ratio of operating income after taxes to average capital employed for the Company was 10.5% in 1994. Comparable returns in 1993 and 1992 were 9.7% and 10.3%, respectively. The increases in the 1994 return measures are due principally to the effects of higher earnings in the Construction Materials segment, partially offset by lower earnings in the Chemicals segment. The decreases in the 1993 return measures are due principally to the effects of lower earnings in the Chemicals segment, substantially offset by improved results from the Construction Materials segment.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Net cash provided by continuing operations amounted to $209.2 million in 1994, modestly higher than 1993's total of $194.1 million. Net cash provided by the Chemicals segment decreased by $9.7 million, principally as a result of lower earnings and spending on acquisitions. Net cash provided by the Construction Materials segment increased $26.0 million due to higher earnings. Although total indebtedness increased moderately as a result of the aforementioned Chemicals segment acquisitions, the Company's ability to generate significant cash flows enabled it to fund other capital requirements internally, reduce long-term debt, and return $76.7 million to shareholders through dividends and share repurchases.


Net cash provided by operations for each segment in each of the last three years, including the effect of working capital changes, is summarized below (amounts in millions):
                                       1994             1993           1992

Construction Materials               $182.5           $156.6         $141.9
Chemicals                              31.5             41.1           63.8
Interest expense, interest
    income, etc., net                  (4.8)            (3.6)          (6.6)

    Total                            $209.2           $194.1         $199.1


Net cash used for investing activities totaled $174.4 million in 1994, up $70.6 million from the 1993 level. Cash expenditures for property, plant and equipment, including acquisitions, were $187.7 million in 1994, up $87.2 million, while cash investments of $2.1 million in associated companies decreased $7.5 million from comparable 1993 investments. Cash spending for acquisitions totaled $87.6 million as compared with $4.5 million in 1993.

Net cash used for financing activities amounted to $40.2 million in 1994, down $50.7 million from the prior year's $90.9 million. Interest-bearing debt increased $36.6 million in 1994 compared with a net decrease of $4.6 million in 1993. No long-term debt was issued during 1993 or 1994. Purchases of the Company's common stock decreased by $11.4 million to $28.6 million in 1994.

Cash and cash equivalents amounted to $7.7 million at December 31, 1994, down $6.3 million from the 1993 year end balance of $14.0 million.

WORKING CAPITAL

Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $166.6 million at December 31, 1994, up $15.7 million from the 1993 level. This increase compares with a working capital decrease of $5.7 million in 1993 and an increase of $10.9 million in 1992. Working capital increases referable to acquisitions amounted to $11.4 million in 1994, $300,000 in 1993 and $4.2 million in 1992.

Accounts and notes receivable totaled $182.1 million at December 31, 1994, an increase of $31.7 million from the 1993 balance attributable to significantly higher fourth quarter sales in the current year. Inventories at year-end 1994 of $112.5 million were $7.5 million above the comparable 1993 level due to inventories of businesses acquired by the Chemicals segment.

Current liabilities, excluding debt items, were $162.5 million at the end of 1994, up 18% from the 1993 total of $137.7 million due mainly to higher accrued liabilities in Chemicals.

The Company's overall current position is summarized below (dollar amounts in millions and as of year end):

                                       1994             1993           1992

Working capital, exclusive of
    debt and cash items              $166.6           $150.9         $156.6
Cash and cash equivalents               7.7             14.0           15.7
Short-term debt                       (47.5)            (1.7)          (1.1)
Accrued interest                       (1.4)            (1.4)          (1.4)
    Total working capital
      (including debt and
      cash items)                    $125.4           $161.8         $169.8

Current ratio                           1.6              2.1            2.3
Acid test ratio                          .9              1.2            1.2
Turnover ratios:*
    Customer receivables:
       Construction Materials           7.5              7.2            7.2
       Chemicals                        6.5              5.7            6.0
         Total                          7.1              6.7            6.7
    Inventories:
       Construction Materials           7.6              6.8            6.1
       Chemicals                       12.3             10.5           12.5
         Total                          8.9              7.8            7.6


* Calculated by dividing net sales and cost of goods sold by the average of month-end receivables and inventories, respectively.


The decrease in the current ratio from 1993 to 1994 was attributable to higher current liabilities, i.e., short-term borrowing of $42.8 million at year-end 1994 as compared with none at December 31, 1993. The reduction in the current ratio from 1992 to 1993 was due to higher current liabilities, mainly accrued liabilities for materials and services, and slightly lower receivables and inventories. These were partially offset by a higher current portion of deferred taxes.

The receivables turnover ratio improved for both Construction Materials and Chemicals in 1994. The turnover ratio for Construction Materials receivables was 7.2 in 1993, the same as 1992. The small decrease in the Chemicals turnover ratio from 6.0 in 1992 to 5.7 in 1993 reflects slower collections from customers.

Both segments had better inventory turnover ratios in 1994 than 1993 primarily due to lower average inventory levels and higher sales volumes. Construction Materials achieved a better inventory turnover ratio in 1993 compared to 1992 due to lower average inventory levels and higher sales volume. Chemicals inventory turnover declined from 12.5 in 1992 to 10.5 in 1993 due mostly to an increase in average inventory levels.


PROPERTY ADDITIONS

Property additions, including acquisitions, totaled $159.8 million in 1994, up 59% from the 1993 level of $100.6 million. The Company classifies its property additions into three categories based upon the predominant purpose of the project, as explained on page 51.

The table below summarizes property additions by each category (amounts in millions):

Project Purpose                       1994             1993           1992

Replacement                          $53.0           $ 48.7          $29.2
Environmental control                  3.9              7.1           11.6

    Subtotal                          56.9             55.8           40.8
Profit adding:
    Acquisitions                      58.1              4.2           23.0
    Other                             44.8             40.6           34.7

    Subtotal                         102.9             44.8           57.7

       Total                        $159.8           $100.6          $98.5


Total property additions were substantially higher in 1994 due to spending for acquisitions by the Chemicals segment.

The increase in property additions in 1993 reflects higher spending for replacement projects in Construction Materials which more than offset lower spending for environmental control and profit-adding projects.

As a percent of net cash provided by continuing operations, spending for replacement and environmental control projects was 27% in 1994, 29% in 1993 and 20% in 1992. Commitments for capital expenditures were $8.2 million at December 31, 1994. This included $5.3 million referable to various Chemicals projects.

SHORT-TERM BORROWINGS AND INVESTMENTS

During most of the years 1992 through 1994, the Company was in a net short-term borrowing position. Short-term borrowings in 1994 reached a maximum of $91.7 million, averaged $36.0 million and were $42.8 million at year end. Comparable 1993 amounts were $64.0 million, $25.5 million and zero, respectively. The higher 1994 levels were attributable mostly to funding of acquisitions by the Chemicals segment.

Details pertaining to short-term borrowings during the last three years (dollar amounts in millions) are as follows:

                                            1994            1993         1992

Year end                                   $42.8           $   -        $   -
Maximum outstanding                        $91.7           $64.0        $56.3
Average outstanding                        $36.0           $25.5         21.3
Weighted average interest rate              4.8%            3.2%         3.8%


The above interest rate averages were computed using daily outstanding principal amounts.

The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $130.0 million were maintained at the end of 1994. Standard & Poor's Corporation and Moody's Investors Services, Inc. have assigned ratings of A-1+ and P-1, respectively, to the Company's commercial paper.

It is the Company's policy to invest cash in excess of its operating requirements in interest-bearing securities having an original or remaining maturity of one year or less. When investing such temporarily excess funds, the Company's objectives, in order of their importance, are (1) to meet projected cash requirements; (2) to preserve the principal of each short-term investment; and (3) to realize the maximum available return consistent with the preceding objectives.

The investment of excess cash during the last three years (dollar amounts in millions) is shown below:

                                        1994             1993            1992

Maximum invested                       $45.1            $26.2           $32.7
Average invested                       $ 7.7            $ 7.2           $21.9
Taxable-equivalent yield                4.7%             3.3%            4.3%
Year end                               $   -            $   -           $15.7


LONG-TERM OBLIGATIONS

During 1994 the Company reduced its total long-term obligations by $4.6 million to $97.4 million as compared with a net decrease of $5.3 million in 1993. During the three-year period ended December 31, 1994, long-term obligations decreased cumulatively by $13.7 million from the $111.1 million outstanding at December 31, 1991. Total interest bearing obligations (including short-term debt) increased $20.5 million during the same period.

During the same three year period, shareholders' equity, net of common stock purchases of $101.0 million and dividends of $139.5 million, increased by $48.7 million to $731.6 million. The Company's overall long-term capital position is shown in the following table (dollar amounts in millions and as of year end):

                                        1994             1993            1992

Long-term debt                        $ 97.4           $102.0          $107.2
Other noncurrent liabilities           140.8            132.8           141.6
Shareholders' equity                   731.6            703.0           700.1
    Total long-term capital           $969.8           $937.8          $948.9

Long-term obligations
    as a percent of:
    Total long-term capital            10.0%            10.9%           11.3%
    Shareholders' equity               13.3%            14.5%           15.3%
Net cash provided by
    continuing operations
    as a percent of
    long-term obligations              215%             190%            186%
Ratio of earnings to
    fixed charges                       7.9              8.1             8.4


The ratio of earnings to fixed charges decreased in 1994 because the increase in earnings was more than offset by an increase in rental expense. The ratio of earnings to fixed charges decreased in 1993 due to the decline in earnings.

Although the future ratio of long-term obligations to total long-term capital will depend upon specific investment and financing decisions, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 25% to 30%. The actual ratio at the end of 1994 was 10.0%. The Company has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

The Company's long-term borrowing requirements can be satisfied in either the public debt or private placement markets. The Company's medium-term notes issued in 1991 are rated AA- by Standard & Poor's and A1 by Moody's.

COMMON STOCK

Common stock issued during 1994 equaled 160,966 shares valued at $7,441,000 of which 139,310 shares were referable to the acquisition of Peroxidation Systems Inc. In 1993, 21,479 shares valued at $904,000 were issued. Common stock issued during 1993 and 1992 related to the Company's long-term management incentive plans. In addition, shares were issued in 1994 and 1993 through the Stock Plan for Non-Employee Directors. Shares held in the treasury were used to satisfy these distributions.

During 1994 the Company purchased 603,700 shares of its common stock at a cost of $28.6 million, equal to an average price of $47.39 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based upon the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

The number and cost of shares purchased during each of the last three years is shown below:

                                         1994             1993            1992

Shares purchased:
    Number                            603,700          895,015         786,230
    Total cost (millions)               $28.6            $40.0           $32.4
    Average cost                       $47.39           $44.68          $41.24
Shares in treasury at year-end:
    Number                         10,666,952       10,224,218       9,350,682
    Average cost                       $35.93           $35.03          $34.05


The number of shares remaining under purchase authorization is 2,500,000 shares.

CAPITAL EMPLOYED

During 1994 total average capital employed in continuing operations was $993.1 million, up $30.2 million from the 1993 average of $962.9 million. The latter figure reflects an increase of $5.7 million, or 1%, from the $957.2 million employed on average in 1992. Average capital employed in the Company's business segments is shown in the table below (amounts in millions):

                                         1994             1993            1992

Construction Materials                 $688.1           $707.4          $708.4
Chemicals                               294.0            248.5           226.4
Cash items                               11.0              7.0            22.4
    Total                              $993.1           $962.9          $957.2


The sources and deployment of the year-to-year increases in total average capital employed are shown below (amounts in millions; brackets indicate a decrease)
                                                       1993-94         1992-93

Sources:
    Short-term debt                                     $ 14.2          $  1.1
    Long-term obligations                                 (6.5)           (2.6)
    Other noncurrent liabilities                          (5.4)            2.0
    Shareholders' equity                                  27.9             5.2

       Total                                            $ 30.2          $  5.7

Deployment:
    Construction Materials                              $(19.3)         $ (1.0)
    Chemicals                                             45.5            22.0
    Cash items                                             4.0           (15.3)

       Total                                            $ 30.2          $  5.7

During the period 1990 through 1994, total average capital employed in continuing operations has grown at an average annual compound rate of 2.6%, or by the cumulative amount of $141.0 million. During this period, interest-bearing debt has increased by $72.8 million and, as a percent of average capital employed, has increased from 7.7% to 13.9%.

The following summary indicates the sources and deployment of the increase in average capital employed from 1990 to 1994 (amounts in millions):

                                                        Amount
                                                     of Increase          % of
                                                     (Decrease)          Total
Sources:
    Short-term debt                                     $ 31.1             22%
    Long-tertions                                         41.7             30
    Shareholders' equity                                  68.2             48

       Total                                            $141.0            100%

Deployment:
    Construction Materials                              $137.5             97%
    Chemicals                                             66.1             47
    Cash items                                           (62.7)           (44)

       To                                               $141.0            100%


Summary of Internal Cash Flows and Transactions with Investors

Pages 58 and 59 of this report contain detailed information showing the principal elements of operating and investing cash flows referable to the Company's segments for each of the last 11 years. The table on page 60 summarizes these detailed cash flows and also shows the cash flows referable to nonsegment activities and transactions between the Company and its suppliers of invested capital, both lenders and shareholders.

A cumulative summary of these flows for the five-year period ended
December 31, 1994 is provided on the following page. As indicated in the table, the net cash flows referable to all of the Company's operating and investing activities, and to the tax deductibility of interest expense, totaled $290.3 million during the last five years. Transactions with capital suppliers during the same period required $359.5 million, including $385.4 million returned to shareholders and $25.9 million received from lenders. Discontinued operations required $10.3 million. The net result of these cash flows was a decrease in cash items of $76.5 million from the end of 1989 to the end of 1994.


Supplementary Information - Quarterly Financial Data
Amounts in millions, except per share data
                                                         First      Second     Third      Fourth     Total
                                                        Quarter    Quarter    Quarter    Quarter      Year
1994

Net sales...........................................    $216.9     $326.7     $360.4     $349.4   $1,253.4
Gross profit........................................      21.0       77.4       90.4       79.4      268.2
Net earnings (loss).................................      (5.2)      33.7       37.6       31.9       98.0
Primary and fully diluted earnings (loss) per share.      (.14)       .92       1.02        .87       2.67


1993
Net sales...........................................    $214.1     $306.0     $331.4     $282.0   $1,133.5
Gross profit........................................      29.7       74.0       85.1       57.9      246.7
Net earnings (loss).................................       (.5)      31.6       36.6       20.5       88.2
Primary and fully diluted earnings (loss) per share.      (.01)       .84        .99        .57       2.39


1992
Net sales...........................................    $210.6     $284.2     $312.3     $270.9   $1,078.0
Gross profit........................................      35.6       74.5       80.8       58.2      249.1
Net earnings before cumulative effect
    of accounting change............................       4.6       30.2       35.8       20.4       91.0
Cumulative effect of accounting change..............       3.0          -          -          -        3.0
Net earnings........................................       7.6       30.2       35.8       20.4       94.0
Primary and fully diluted earnings per share:
    Before cumulative effect of accounting change...       .12        .80        .94        .55       2.41
    Cumulative effect of accounting change..........       .08          -          -          -        .08
    Net earnings....................................       .20        .80        .94        .55       2.49


CONSOLIDATED STATEMENTS OF EARNINGS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1994, 1993 and 1992
Amounts and shares in thousands, except per share data
                                                                     1994         1993         1992
Net sales...................................................   $  1,253,360 $  1,133,489 $  1,078,035
Cost of goods sold..........................................        985,198      886,764      828,951
Gross profit on sales.......................................        268,162      246,725      249,084
Selling, administrative and general expenses................        125,036      111,085      105,749
Other operating costs.......................................          5,526        4,987        5,326
Other income, net
  Interest income...........................................          1,224        1,013        1,795
  Other, net................................................         16,903        2,727          690
             Total other income, net........................         18,127        3,740        2,485
Earnings before interest expense and income taxes...........        155,727      134,393      140,494
Interest expense (Note 4)...................................          9,821        9,171        9,768
Earnings before income taxes................................        145,906      125,222      130,726
Provision for income taxes (Note 7)
  Current...................................................         41,339       37,460       46,833
  Deferred..................................................          6,591         (467)      (7,087)
             Total provision for income taxes...............         47,930       36,993       39,746
Net earnings before cumulative effect of accounting change..         97,976       88,229       90,980
Cumulative effect of accounting change (Note 7).............              -            -        3,005
Net earnings................................................   $     97,976 $     88,229 $     93,985

Primary and fully diluted earnings per share:
Net earnings before cumulative effect of accounting change..          $2.67        $2.39        $2.41
  Cumulative effect of accounting change (Note 7)...........              -            -         0.08
  Net earnings..............................................          $2.67        $2.39        $2.49

Dividends per share.........................................          $1.32        $1.26        $1.20
Average common and common equivalent shares outstanding.....         36,683       36,975       37,780


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



CONSOLIDATED BALANCE SHEETS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1994, 1993 and 1992
Amounts in thousands
                                                                         1994          1993          1992
Assets
Current assets
  Cash and cash equivalents (Note 2).............................$      7,717 $      13,996 $      15,669
  Accounts and notes receivable:
    Customers, less allowance for doubtful accounts:
        1994, $8,244; 1993, $7,284; 1992, $6,814.................     179,315       141,606       142,454
    Other........................................................       2,813         8,798         8,941
  Inventories  (Note 3)..........................................     112,481       105,017       107,948
  Deferred income taxes..........................................      29,074        26,898        24,604
  Prepaid expenses...............................................       5,398         6,298         5,213
             Total current assets................................     336,798       302,613       304,829
Investments and long-term receivables............................      58,138        56,505        49,970
Property, plant and equipment, net (Note 4)......................     701,757       657,785       663,721
Deferred charges and other assets (Note 8).......................      84,451        61,648        65,395
             Total ..............................................$  1,181,144 $   1,078,551 $   1,083,915

Liabilities and Shareholders' Equity
Current liabilities
  Current maturities of long-term debt...........................$      4,687         1,671 $       1,029
  Notes payable (Note 2).........................................      42,779             -             -
  Trade payables and accruals....................................     102,394        89,504        81,775
  Accrued income taxes...........................................      19,423        14,450        17,040
  Accrued salaries and wages.....................................      23,068        20,437        19,371
  Accrued interest...............................................       1,415         1,356         1,383
  Other accrued liabilities (Note 9).............................      17,582        13,397        14,438
             Total current liabilities...........................     211,348       140,815       135,036
long-term debt (Note 5)..........................................      97,380       102,035       107,205
Deferred income taxes (Note 7)...................................      82,507        74,193        72,383
Deferred management incentive and other compensation (Note 8)....      21,575        17,885        18,618
Other postretirement benefits (Note 8)...........................      29,835        27,377        24,880
Other noncurrent liabilities (Note 9)............................       6,870        13,283        25,681
Other commitments and contingent liabilities (Note 9)
Shareholders' equity
  Common stock, $1 par value.....................................      46,573        46,573        46,573
  Capital in excess of par value.................................       8,585         4,587         3,962
  Retained earnings..............................................   1,059,779     1,009,912       967,979
             Total...............................................   1,114,937     1,061,072     1,018,514
  Less cost of stock in treasury.................................     383,308       358,109       318,402
             Total shareholders' equity..........................     731,629       702,963       700,112
             Total...............................................$  1,181,144 $   1,078,551 $   1,083,915

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1994, 1993 and 1992
Amounts in thousands
                                                                         1994          1993         1992
Operations
Net earnings before cumulative effect of accounting change.......$     97,976 $      88,229 $     90,980
Adjustments to reconcile net earnings to net cash provided by continuing operations:
      Depreciation, depletion and amortization...................     106,695       102,780      103,345
      (Increase) decrease in assets before effects of business
          acquisitions:
              Accounts and notes receivable......................     (21,188)          991      (11,760)
               Inventories.......................................         965         3,199        6,592
               Deferred income taxes.............................      (2,176)       (2,294)     (12,704)
               Prepaid expenses..................................       1,056        (1,085)        (681)
      Increase (decrease ) in liabilities before effects of
          business acquisitions:
               Accrued interest and income taxes.................         (84)          (27)        (305)
               Trade payables, accrual, etc......................      16,457         5,906       12,828
                Deferred income taxes............................       8,314         1,810        2,757
                Other noncurrent liabilities.....................        (266)      (10,564)      (4,954)
        Issuance of common stock in connection with Performance
            Share Plan...........................................         998           904          717
        Other, net...............................................         470         4,246       12,311
          Net cash provided by continuing operations ............     209,217       194,095      199,126
          Net cash used for discontinued operations (Note 9).....        (958)       (1,077)      (1,031)
          Cumulative effect of accounting change (Note 7)........           -             -        3,005
          Net cash provided by operations........................     208,259       193,018      201,100

Investing Activities
Purchases of property plant and equipment........................    (100,090)      (95,977)     (75,191)
Payment for business acquisitions................................     (87,540)       (4,507)     (33,216)
Proceeds from sale of property, plant and equipment..............      15,358         6,009        8,924
Net investment in nonconsolidated companies......................      (2,112)       (9,336)     (11,209)
          Net cash used for investing activities.................    (174,384)     (103,811)    (110,692)

Financing Activities
Net borrowings (payments)- commercial paper and
   bank lines of credit..........................................      42,779             -       (9,803)
Payment of short-term debt.......................................      (1,809)       (1,184)      (3,759)
Payment of long-term debt........................................      (4,403)       (3,414)      (2,651)
Purchases of common stock (Note 10)..............................     (28,612)      (39,986)     (32,424)
Dividends paid...................................................     (48,109)      (46,296)     (45,095)
          Net cash used for financing activities.................     (40,154)      (90,880)     (93,732)
Net decrease in cash and cash equivalents........................      (6,279)       (1,673)      (3,324)
Cash and cash equivalents at beginning of year...................      13,996        15,669       18,993
Cash and cash equivalents at end of year.........................$      7,717 $      13,996 $     15,669

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1994, 1993 and 1992
Amounts and shares in thousands
                                                         1994                   1993                   1992
                                                    Shares     Amount      Shares     Amount      Shares     Amount
Common stock, $1 par value
Authorized:160,000 shares
      Issued (no changes in 1994,
         1993 and 1992)...........................  46,573 $   46,573      46,573 $   46,573      46,573 $   46,573

Capital in excess of par value
       Balance at beginning of year...............              4,587                  3,962                  3,463
        Shares issued in connection
             with the acquisition of
               business ..........................              3,490                      -                      -
        Distributions under Performance
            Share Plan............................                514                    604                    499
        Distributions under Stock Plan for
            Non-employee Directors................                 23                     21                      -
        Other.....................................                (29)                     -                      -
        Balance at end of year....................              8,585                  4,587                  3,962

Retained earnings
       Balance at beginning of year...............          1,009,912                967,979                919,089
        Net earnings..............................             97,976                 88,229                 93,985
        Cash dividends on common stock                        (48,109)               (46,296)               (45,095)
        Balance at end of year....................          1,059,779              1,009,912                967,979

Common stock held in treasury
       Balance at beginning of year............... (10,224)  (358,109)     (9,350)  (318,402)     (8,582)  (286,197)
        Shares issued in connection
             with the acquisition of
               business ..........................     140      2,952           -          -           -          -
       Purchase of common shares..................    (604)   (28,612)       (895)   (39,985)       (786)   (32,423)
        Distributions under Performance
            Share Plan............................      21        442          20        270          18        218
        Distributions under Stock Plan for
            Non-employee Directors................       1         19           1          8           -          -
        Balance at end of year.................... (10,666)  (383,308)    (10,224)  (358,109)     (9,350)  (318,402)
                Total.............................         $  731,629             $  702,963             $  700,112

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

CASH EQUIVALENTS
The Company classifies as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase.

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

Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and do not contribute to future revenue are expensed. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs and similar costs. These amounts are accrued as liabilities and expensed when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Costs are accrued no later than the feasibility study and/or when the Company commits to a formal plan of action.

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

2.   CASH

Bank lines of credit amounted to $130,000,000, $70,000,000 and $60,000,000 at year end 1994, 1993 and 1992, respectively. At the end of 1994, $35,000,000 was used to back up commercial paper outstanding and $7,800,000 was drawn down as bank borrowings. The weighted average interest rate applicable to these borrowings as of December 31, 1994 was 6.12%. The lines were not in use at the end of years 1993 and 1992.

All of the lines of credit extended to the Company in 1994, 1993, and 1992 were based on a commitment fee arrangement. The Company also maintained balances or paid fees to compensate its banks for certain services. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a twelve-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.

3.   INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                                          1994            1993            1992

Finished products                     $ 77,721        $ 75,954        $ 74,684
Raw materials                            9,248           3,856           4,123
Products in process                        622             965             943
Operating supplies and other            24,890          24,242          28,198

  Total inventories                   $112,481        $105,017        $107,948


The above amounts include inventories valued under the last-in, first-out
(LIFO) method totaling $79,909,000, $80,614,000 and $78,968,000 at December 31,
1994, 1993 and 1992, respectively. Estimated current cost exceeded LIFO cost at December 31, 1994, 1993 and 1992 by $29,049,000, $32,986,000 and
$32,371,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been a decrease of $2,476,000 ($.07 per share effect) in 1994, an increase of $387,000 ($.01 per share effect) in 1993 and a decrease of $6,409,000 ($.17 per share effect) in 1992.

4.   PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                          1994            1993            1992
Land and land
  improvements                      $  206,457      $  200,856      $  198,272
Buildings                               76,629          62,995          61,088
Machinery and equipment              1,486,577       1,372,667       1,317,671
Leaseholds                               6,471           5,575           5,490
Construction in progress                32,754          55,912          41,912
     Total                           1,808,888       1,698,005       1,624,433
Less allowances for
  depreciation, depletion
  and amortization                   1,107,131       1,040,220         960,712
Property, plant and
  equipment, net                    $  701,757      $  657,785      $  663,721


The Company capitalized interest cost of $878,000 in 1994, $1,016,000 in 1993 and $673,000 in 1992 with respect to qualifying construction projects. Total interest cost incurred before recognition of the capitalized amount was $10,699,000 in 1994, $10,187,000 in 1993 and $10,441,000 in 1992.

5.   DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):
                                          1994            1993            1992

Medium-term notes                      $76,000        $ 80,000        $ 81,000
Notes issued for businesses
  acquired in 1987                       2,478           2,478           5,863
6 5/8% pollution control
  revenue bonds                          6,800           6,800           6,800
6 3/8% pollution control
  revenue bonds                          5,800           5,800           5,800
Variable rate pollution control
  revenue bonds                          3,000           3,350           3,700
Other notes                              3,302           3,607           4,042
    Total                              $97,380        $102,035        $107,205

Estimated fair value                   $98,597        $114,372        $114,797


In May 1991 the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of these medium-term notes in 1991 totaled $81,000,000. The net proceeds from the sale of the debt securities in 1991 were used for general corporate purposes, principally the reduction of commercial paper borrowings and long-term indebtedness. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximated 13 years. Maturities at the time of issuance ranged from three to thirty years with a maximum of $10,000,000 due in any one year. The weighted average interest rate on the notes is 8.53% with a range of 7.59% to 8.85%. The notes outstanding as of December 31, 1994 have a weighted average maturity of 9.8 years with a weighted average interest rate of 8.55%.

The notes issued for businesses acquired in 1987 consist of $1,648,000 in fixed rate notes (10.13%) due 2007 and $830,000 in variable rate notes due 2008. The fixed rate notes are payable in ten equal annual installments beginning in 1998. The variable rate notes, which are resettable every three years based upon a spread over a specified U.S. Treasury note index, are payable in three equal installments in 2002, 2005 and 2008, unless the holders exercise put options at earlier dates. In September 1993 the Company paid $3,385,000 to certain variable rate noteholders who elected to exercise put options on the three-year anniversary of the reset date as specified in the notes. This reduced the principal balance of the variable rate notes from $4,215,000 to $830,000.

The 6 5/8% pollution control revenue bonds issued on behalf of the Company in 1978 are payable in installments of $1,000,000 in the years 1998 and 1999 and installments of $1,200,000 in the years 2000-2003. The 7 7/8% and 8% pollution control revenue bonds issued in 1980 were refunded effective February 1, 1992, at an interest rate of 6 3/8%, and are now payable in 2012. The variable rate pollution control revenue bonds issued in 1981 and 1984 are due in 1996 ($1,400,000) and 1999 ($1,600,000), respectively.

Other notes include various obligations with interest rates ranging from 7.49% to 10.00%. These relate principally to notes issued for acquired properties.

The aggregate principal payments for the five years subsequent to December 31, 1994 are: 1995-$4,715,000; 1996-$7,074,000; 1997-$5,400,000; 1998-$6,565,000;
and 1999-$6,565,000.

The Company is not subject to any contractual restrictions on the aggregate amount of its indebtedness or minimum working capital, or the amount it may expend for cash dividends and purchases of its stock.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of deferred income taxes, accounts payable, accrued income taxes, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value. The fair value estimates presented are based on information available to management as of December 31, 1994, 1993 and 1992. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

6.   OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):
                                          1994            1993            1992

Minimum rentals                        $16,138         $ 7,600         $ 7,247
Contingent rentals (based
  principally on usage)                 11,212          10,021           8,875

    Total                              $27,350         $17,621         $16,122


Future minimum operating lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1994 range from $2,780,000 to $7,972,000 annually through 1999 and aggregate $9,774,000 thereafter.

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

7.    INCOME TAXES

Effective January 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes. The cumulative effect of applying the new accounting method to years prior to 1992 increased net earnings by $3,005,000 ($.08 per share), which was reflected separately in the consolidated statement of earnings for the first quarter of 1992. The cumulative effect is not included in any of
the summary information provided below.   Implementation of the new method
had no material impact on 1994, 1993 or 1992 earnings.

The components of earnings before income taxes are as follows (in thousands of dollars):
                                          1994            1993           1992

Domestic                              $143,502        $123,932       $132,370
Foreign                                  2,404           1,290         (1,644)
  Total                               $145,906        $125,222       $130,726


Provisions for income taxes consist of the following (in thousands of dollars):
                                          1994            1993           1992
Current:
  Federal                              $34,194         $33,179        $38,798
  State and local                        7,135           4,277          8,016
  Foreign                                   10               4             19
    Total                               41,339          37,460         46,833
Deferred:
  Federal                                5,953             (59)        (5,988)
  State and local                          578            (408)        (1,099)
  Foreign                                   60               -              -
    Total                                6,591            (467)        (7,087)
Total provision                        $47,930         $36,993        $39,746


The effective tax rate on income differs from the U. S. statutory rate due to the following:
                                         1994            1993            1992

Federal statutory tax rate               35.0%           35.0%           34.0%
Increase (decrease) in tax
  rate resulting from:
  Depletion                              (7.2)           (7.3)           (6.2)
  State and local income taxes,
    net of federal income
    tax benefit                           3.4             2.0             3.5
  Adjustment to net deferred income
    tax liability for enacted federal
    tax rate change                         -             0.9               -
  Miscellaneous items                     1.6            (1.1)           (0.9)
Effective tax rate                       32.8%           29.5%           30.4%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                                1994            1993            1992
Deferred tax assets related to:
  Accrual for postretirement benefits        $12,123         $11,117         $ 9,900
  Accrual for environmental reclamation        5,902           8,675          11,639
  Accounts receivable, principally
    allowance for doubtful accounts            3,780           3,075           2,820
  Inventory adjustments                        7,079           7,231           6,985
  Pensions, incentives and
    deferred compensation                      7,142           4,827           4,361
  Other items                                  7,765           6,126           5,633

    Total deferred tax assets                 43,791          41,051          41,338

Deferred tax liabilities related to:
  Fixed assets, principally depreciation      92,120          83,175          84,461
  Other items                                  5,259           5,171           4,656

    Total deferred tax liabilities            97,379          88,346          89,117

Net deferred tax liability                   $53,588         $47,295         $47,779


8.   PENSION, OTHER POSTRETIREMENT BENEFITS AND INCENTIVE
     COMPENSATION PLANS

PENSION PLANS

The Company sponsors three noncontributory, defined benefit pension plans. These plans cover substantially all employees other than those covered by union- administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan provides benefits equal to a flat dollar amount for each year of service.

Charges to earnings referable to company-administered pension plans totaled $3,088,000 in 1994, $2,148,000 in 1993 and $2,216,000 in 1992. Components of
the net periodic pension charges are as follows (in thousands of dollars):

                                         1994            1993            1992
Service cost - benefits earned
  during the period                  $  9,551        $  8,286        $  8,072
Interest cost                          17,167          16,195          15,465
Actual return on plan assets           (3,923)        (32,280)        (15,176)
Net amortization and deferral         (19,707)          9,947          (6,145)
  Net periodic pension charge        $  3,088        $  2,148        $  2,216


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

                                          1994            1993            1992
Actuarial present value of
  benefit obligations:
  Based on employment
  service to date
  and current salary levels:
  Vested                            $(134,409)      $(139,958)      $(120,923)
  Nonvested                            (4,792)         (5,927)         (5,087)
  Accumulated benefit
     obligation                      (139,201)       (145,885)       (126,010)
  Effect of projected future
     salary increases                 (68,107)        (85,297)        (71,511)
  Projected benefit
     obligation                      (207,308)       (231,182)       (197,521)
Plan assets at fair market
  value                               264,174         271,821         248,558
Plan assets in excess of
  projected benefit
  obligation                           56,866          40,639          51,037
Unamortized portion of
  unrecognized net asset
  at implementation of
  SFAS No. 87                         (16,696)        (20,167)        (23,638)
Unrecognized net gain                 (38,748)        (16,395)        (22,300)
Unrecognized prior
  service cost                          9,151           9,308          10,145
  Net prepaid pension cost          $  10,573      $   13,385      $   15,244


Annual net periodic pension charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related pension obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1994           1993            1992          1991
Discount rates used to determine
  the pension obligations
  - First 18 years                             8.50%          7.25%           8.00%         8.00%
  - Thereafter                                 8.50           7.25            6.75          6.75
Discount rates used to determine
  the net periodic cost and
  other recognized gains
  - First 18 years                             7.25           8.00            8.00          8.00
  - Thereafter                                 7.25           6.75            6.75          6.75
Rates of increase in
  compensation levels
  (for salary-related plans)                   5.00           5.50           5.50           5.50
Expected long-term rates of
  return on plan assets                        8.25           8.25           8.25           8.25


The Company funds the pension trusts currently in amounts determined under the individual entry age level premium method, including benefit increases expected as a result of projected wage and salary increases occurring between the date of valuation and the individual retirement dates.

Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $1,617,000 in 1994, $1,637,000 in 1993 and $1,281,000 in 1992.
The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information.

POSTRETIREMENT PLANS

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

The components of net periodic postretirement benefit charges and credits are as follows (in thousands of dollars):

                                             1994           1993          1992
Service cost - benefits attributed
  to service during the period             $1,742         $1,536        $1,418
Interest cost                               2,919          2,792         2,514
Actual return on assets                      (150)          (136)         (124)
Net amortization and deferral                 329            178           128

  Net periodic postretirement
     benefit cost                          $4,840          $4,370       $3,936


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

                                                          1994              1993             1992
Accumulated postretirement
  benefit obligation:
  Retirees. . . . . . . . . . . . . . . . . .         $(10,570)         $(11,471)        $(10,032)
  Fully eligible active
    plan participants . . . . . . . . . . . .          (11,934)          (11,982)         (10,788)
  Other active plan participants. . . . . . .          (18,439)          (16,004)         (13,363)

    Total accumulated postretirement
      benefit obligation. . . . . . . . . . .          (40,943)          (39,457)         (34,183)
Plan assets at fair market value. . . . . . .            2,628             2,378            2,171
Accumulated postretirement benefit
  obligation in excess of plan assets . . . .          (38,315)          (37,079)         (32,012)
Unrecognized prior service cost . . . . . . .                6                 7                7
Unrecognized net loss . . . . . . . . . . . .            7,274             8,495            5,925

    Accrued postretirement benefit cost . . .         $(31,035)         $(28,577)        $(26,080)



Annual net periodic postretirement benefit charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related benefit obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1994           1993            1992          1991
Discount rates
  - First 18 years. . . . . . . . . .          8.50%          7.25%           8.00%         8.00%
  - Thereafter  . . . . . . . . . . .          8.50           7.25            6.75          6.75

Expected long-term rate of
  return on plan assets . . . . . . .          7.00           7.00            7.00          7.00

Rate of increase in per
  capita claims cost
  - First year  . . . . . . . . . . .          12.0           13.0            14.0           7.5
  - Ultimate rate . . . . . . . . . .           6.0            6.0             6.0           7.5


Effective December 31, 1992, the assumed annual rate of increase in per capita claims cost was changed to reflect current rates of claims cost increase. A decrease of 1.0% per year in the rate is assumed until an ultimate rate of 6.0% is achieved. If the health care cost trend rates were increased 1.0% each year, the accumulated postretirement benefit obligation as of December 31, 1994 would have increased by $4,121,000 (or 10.1%) and the aggregate of the service and interest cost for 1994 would have increased by $451,000 (or 9.7%).


INCENTIVE COMPENSATION PLANS

The Company has a number of incentive compensation plans under which awards are made to officers and other key employees. Expense provisions referable to the plans amounted to $7,494,000 in 1994, $4,295,000 in 1993 and $7,467,000 in
1992. The expense provisions for these plans reflect the cost of distributions payable currently as well as distributions that may be payable in future periods if certain conditions are satisfied. Expense provisions for certain of the plans also are affected by changes in the market value of the Company's common stock.


9.   OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1987 the Company formed three jointly owned companies with Industrias ICA, S.A. de C.V., ("Indica"), a principal member of Grupo ICA, one of Mexico's leading diversified industrial entities, to develop and operate a limestone quarry on Mexico's Yucatan Peninsula and to import Mexican crushed stone for sale along the U.S. Gulf Coast (the "Crescent Market Project"). The shareholder agreements for these three companies provide that each sponsor will contribute its share of the equity required to fund the project. The Company's share of $68,608,000 had been contributed as of December 31, 1994; Indica contributed a substantially equal pro rata amount. Two of the jointly owned companies have entered into term loan agreements to fund up to $90,750,000 of their investments. The current balance of these loans is $62,139,000. The Company and Indica have agreed to guarantee these loans on a several and pro rata basis equal to approximately 50% each. Certain of the loan guarantees will be terminated if and when the project meets defined financial tests. In addition, the Company has approximately $3,700,000 outstanding from the three companies at December 31, 1994 as its share of loans to the project.

Other commitments of the Company include the purchase of property, plant and equipment approximating $8,234,000 at December 31, 1994.

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

On February 5, 1991, the EPA issued a unilateral administrative order ("UAO") which directs the named respondents, including the Company and other PRPs, to clean up the site. In a letter dated April 9, 1991, the Company, along with three other PRPs named in the UAO gave notice to the EPA that they intend to comply with all lawful terms and conditions of the UAO. Effective June 8, 1992, the Company and other PRPs entered into a Site Participation Agreement ("Agreement") allocating among the parties those costs which are anticipated to be incurred or which might be incurred in connection with the remediation activity in connection with their past response work or oversight work at the site.

Cleanup of the site is in progress and expected to be completed during 1995. Experience to-date in conducting EPA's final remediation plan suggests that the cost originally estimated to perform the cleanup is likely to be exceeded when the remediation is completed.

In December 1988, the Company and other PRPs received a letter from the EPA demanding reimbursement for approximately $1,540,000 in past costs and administrative expenses incurred by the EPA in connection with the foregoing matter. In June 1992, the EPA orally informed the Company and other PRPs that it would seek to recover its response and oversight costs incurred to date, and toward that end made a supplemental Information Request, pursuant to Section 104(e) of CERCLA, seeking information to support such recovery of costs. The Company responded to the Information Request on July 14, 1992. In 1994 the Company was advised that EPA intends to demand reimbursement of past response costs in a sum in excess of the $1,540,000 total demanded in 1988.

Considering (i) the likelihood of higher than originally estimated remediation costs, and (ii) the intent of the EPA to seek response and oversight costs in excess of the amount of the 1988 notification, the Company decided to increase its accrued reserve by the total amount of $7,000,000 in 1994. The Company has reviewed the cost estimates for completing the remediation and such information as is currently available relative to those past response costs that EPA may seek to recover from the Company and other PRPs. On the basis of this review, the Company has determined that its accrued reserve is adequate based on information currently available to cover its allocated share of currently anticipated site remediation costs and those response and oversight costs which may be recovered by the EPA. The Company will continue to review relevant cost information as it becomes available, particularly information relative to the EPA's request for recovery of its costs.

The Company has been identified by government authorities and certain private parties as potentially responsible for cleanup costs at various other sites, including sites formerly owned and operated by the Company. The operations of the Company also continue to be affected by the compliance requirements of various laws, regulations, administrative orders and permits relating to protection of the environment. Although future costs of cleanup at other sites and the future costs of environmental compliance may be significant, the Company does not believe that these matters and the aforementioned potential share of cleanup costs for the Ascension Parish site will adversely affect the consolidated financial position of the Company to a material extent.

The Company's consolidated balance sheets as of December 31 include accrued environmental cleanup costs for the Chemicals segment of $12,867,000 for 1994, $19,100,000 for 1993 and $26,530,000 for 1992. The 1993 and 1992 amounts include noncurrent liabilities of $5,701,000 and $17,458,000, respectively.

In 1987 the Company discontinued its former Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with environmental remediation at several Metals plants. Whereas the costs for many contractual liabilities associated with environmental remediation were reasonably ascertainable when an additional provision for estimated phaseout costs was recorded in 1989, the estimates for other such liabilities vary widely and could result in future increases, or possibly decreases, in the total provision for phaseout costs. Factors that might have an impact on such estimates include the results of further environmental testing, engineering analyses and planning, and negotiations among interested parties. The Company has completed several environmental remediation projects at certain of these Metals plants, and expenditures were within recorded provisions. While completion of these projects represents significant progress in addressing the contractual liabilities, several substantial remediation projects remain to be completed by the Company.

Current liabilities reported on the Company's consolidated balance sheets include accrued provisions for discontinued operations in the following amounts as of December 31: $2,649,000 in 1994; $1,583,000 in 1993 and $2,666,000 in
1992. In addition, other noncurrent liabilities include $493,000 in 1994 and $2,650,000 each in 1993 and 1992 referable to discontinued operations.

10.  COMMON STOCK

A total of 11,103,663 shares has been purchased at a cost of $392,523,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under purchase authorizations is 2,500,000 shares.

11.  SEGMENT DATA

Operations in the Company's Construction Materials segment principally involve the production and sale of crushed aggregates and related products and services. The Chemicals segment produces and sells basic industrial and specialty chemicals.

Segment data referable to net sales to unaffiliated customers, earnings, property additions, and depreciation, depletion and amortization are provided in Segment Financial Data on pages 58 and 59.

The Company's determination of segment earnings recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings and also reflects allocations of general corporate expenses to the segments. SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, does not provide for the inclusion of these items in "operating profit or loss of reportable segments." The net amounts of those items were expenses of $14,110,000 in 1994, $15,542,000 in 1993 and $17,819,000 in 1992.

Segment earnings are reconciled with earnings before income taxes as follows (in thousands of dollars):
                                           1994            1993            1992

Segment earnings                       $155,156        $134,089        $139,609
Interest income, etc.                       571             304             885
Interest expense                         (9,821)         (9,171)         (9,768)
Earnings before income taxes           $145,906        $125,222        $130,726


Identifiable assets by segment at December 31 are as follows (in thousands of dollars):
                                            1994            1993            1992

Construction Materials                $  678,793      $  670,079      $  688,898
Chemicals                                389,491         288,720         285,163
Total identifiable assets              1,068,284         958,799         974,061
Investment in
  nonconsolidated
  affiliates                              53,902          51,054          43,424
General corporate assets                  51,241          54,702          50,761
Cash items                                 7,717          13,996          15,669
Total assets                          $1,181,144      $1,078,551      $1,083,915


12.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (amounts in thousands):

                                            1994            1993            1992
Cash payments:
  Interest (exclusive of
  amount capitalized)                    $ 9,762        $  9,198         $10,073
  Income taxes                            36,846          41,393          45,413
Noncash investing and
  financing activities:
  Amounts referable to
  business acquisitions:
  Liabilities assumed                     12,198               -             213
  Fair value of stock issued               6,443               -               -

13.  CALLAWAY CHEMICAL ACQUISITION

On August 1, 1994, the Company acquired the net assets and business of Callaway Chemical Company from Exxon Chemical Company. In a related transaction, the Company also acquired the net assets and business of Comcor Chemicals Limited from Exxon Corporation's affiliated Canadian company, Imperial Oil Limited.
The Company paid cash for the assets acquired. The purchase price paid for all assets, including net working capital, was approximately $82,000,000. Funds for the purchase price were primarily obtained by the Company through issuance and sale of short-term notes.

On a pro forma basis, as if the assets and businesses had been acquired at the beginning of each fiscal year, consolidated revenues of the Company would have increased by $84,900,000 in 1994 and $51,800,000 in 1993. On a pro forma basis, net income and earnings per share would not differ materially with amounts reflected in the Company's consolidated financial statements. Pro forma results do not purport to be indicative of results of operations which may be obtained in the future.

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

The Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of the Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.

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

D. F. Sansone
Vice President, Finance
February 3, 1995


INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1994, 1993, and 1992, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1994, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Birmingham, Alabama
February 3, 1995

FINANCIAL TERMINOLOGY

Capital employed        For the Company; the sum of interest-bearing debt,
                        capitalized lease obligations, other noncurrent liabilities and shareholders' equity; for a segment:
                        the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and short-term debt.

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

Long-term capital       The sum of long-term debt, long-term capitalized
                        lease obligations, other noncurrent liabilities and shareholders' equity

Operating income from   For the Company: net earnings from continuing
continuing operations   operations plus the after-tax cost of interest
after taxes             expense; for a segment: segment earnings less the
                        segment's computed share of the consolidated provision for income taxes

Property additions *    Capitalized replacements of and additions to
                        property, plant and equipment (and such asses of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts

Ratio of earnings to    The sum of earnings from continuing operations
fixed charges           before income taxes, amortization of capitalized
                        interest and fixed charges net of interest capitalization credits, divided by fixed charges.
                        Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

Segment earnings        Earnings before interest expense and income taxes
                        and after allocation of corporate expenses and income, other than "interest income, etc,"
                        (principally interest income earned on cash items and gains or losses on corporate financing transactions), and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based primarily on one or a combination of the following factors: average gross investment, average equity and sales.

Short-term debt         The sum of current interest-bearing debt, including
                        current maturities of long-term debt and capitalized lease obligations, and interest-bearing notes payable

* The Company classifies its property additions into three categories based upon the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves or to improve products, etc.

    Property additions classified as environmental control expenditures do not reflect those expenditures for environmental control activities, including industrial health programs, which are expensed currently. Such expenditures are made on a continuing basis and at significant levels in each of the Company's segments. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.