Form 10-K, Exhibit 13
period 1995-12-31
VULCAN MATERIALS CO
filed 1996-03-29
CIK 103973

Vulcan Materials Company
1995 Annual Report

Financial Review
Selected Financial Data
Amounts and shares in millions, except per share data

                                                                       1995        1994        1993        1992        1991
Operations
Net sales........................................................  $1,461.0    $1,253.4    $1,133.5    $1,078.0    $1,007.5
Gross profit.....................................................  $  416.3    $  268.2    $  246.7    $  249.1    $  212.1
    As a percent of net sales....................................      28.5%       21.4%       21.8%       23.1%       21.1%
Interest expense.................................................  $   11.1    $    9.8    $    9.2    $    9.8    $   11.3
Net earnings before cumulative effect of accounting change.......  $  166.2    $   98.0    $   88.2    $   91.0    $   52.6
    As a percent of average shareholders' equity.................      21.9%       13.6%       12.8%       13.3%        7.7%
Cumulative effect of accounting change...........................  $  -        $  -        $  -        $    3.0    $  -
Net earnings.....................................................  $  166.2    $   98.0    $   88.2    $   94.0    $   52.6
Primary and fully diluted earnings per common share:
    Net earnings before cumulative effect of accounting change...  $   4.63    $   2.67    $   2.39    $   2.41    $   1.38
    Cumulative effect of accounting change.......................  $  -        $  -        $  -        $   0.08    $  -
    Net earnings.................................................  $   4.63    $   2.67    $   2.39    $   2.49    $   1.38
Effective tax rate...............................................      35.7%       32.8%       29.5%       30.4%       28.4%
Operating income after taxes.....................................  $  173.4    $  104.5    $   93.3    $   98.7    $   59.5
    As a percent of average capital employed.....................      16.6%       10.5%        9.7%       10.3%        6.1%

Liquidity and Capital Resources
Working capital..................................................  $  184.7    $  125.5    $  161.8    $  169.8    $  149.8
Current ratio....................................................       2.0         1.6         2.1         2.3         2.1
Net cash provided by continuing operations.......................  $  267.4    $  209.2    $  194.1    $  199.1    $  184.9
    As a percent of long-term obligations (year end).............     296.1%      214.8%      190.2%      185.6%      166.4%
Ratio of earnings to fixed charges...............................      13.3         7.9         8.1         8.4         5.6
Total assets (year end)..........................................  $1,215.8    $1,181.1    $1,078.6    $1,083.9    $1,073.1
Average capital employed:
    Short-term debt..............................................  $   45.6    $   39.4    $   25.2    $   24.1    $   72.7
    Long-term obligations........................................      93.3        99.1       105.6       108.2        66.5
    Other noncurrent liabilities.................................     144.7       135.0       140.4       138.4       155.7
    Shareholders' equity.........................................     758.6       719.6       691.7       686.5       682.7
        Total....................................................  $1,042.2    $  993.1    $  962.9    $  957.2    $  977.6
Long-term obligations (year end).................................  $   90.3    $   97.4    $  102.0    $  107.3    $  111.1
    As a percent of long-term capital............................       8.7%       10.0%       10.9%       11.3%       11.8%
Dividends declared and paid per common share.....................  $   1.46    $   1.32    $   1.26    $   1.20    $   1.20
Total common stock dividends.....................................  $   51.8    $   48.1    $   46.3    $   45.1    $   45.7
Common shares outstanding (year end).............................      35.0        35.9        36.3        37.2        38.0


Segment Financial Data
Amounts in millions
                                                          Amount                               Percent of Company Total
                                       1995       1994       1993       1992       1991      1995   1994   1993   1992   1991
Net Sales
Construction Materials.............$  884.7   $  842.9   $  756.7   $  686.4   $  648.1       61%    67%    67%    64%    64%
Chemicals..........................   576.3      410.5      376.8      391.6      359.4       39     33     33     36     36
        Total......................$1,461.0   $1,253.4   $1,133.5   $1,078.0   $1,007.5      100%   100%   100%   100%   100%

Earnings Before Interest
    Expense and Income Taxes
Construction Materials.............$  181.5   $  162.5   $  116.7   $   88.3   $   41.8       67%   104%    87%    63%    50%
Chemicals..........................    87.8       (7.3)      17.4       51.3       42.6       33     (5)    13     36     50
Segment earnings...................   269.3      155.2      134.1      139.6       84.4      100     99    100     99    100
Interest income, etc...............     0.2        0.5        0.3        0.9        0.3     -----     1   -----     1   -----
        Total......................$  269.5   $  155.7   $  134.4   $  140.5   $   84.7      100%   100%   100%   100%   100%

Operating Income
    After Taxes
Construction Materials.............$  120.6   $  108.8   $   81.6   $   65.3   $   32.1       70%   104%    87%    66%    54%
Chemicals..........................    52.7       (4.7)      11.5       32.7       27.3       30     (4)    12     33     46
Interest income, etc...............     0.1        0.4        0.2        0.7        0.1     -----  -----     1      1   -----
        Total......................$  173.4   $  104.5   $   93.3   $   98.7   $   59.5      100%   100%   100%   100%   100%

Net Cash Provided by
    Continuing Operations
Construction Materials.............$  182.9   $  182.5   $  156.6   $  141.9   $  141.8       68%    87%    81%    71%    77%
Chemicals..........................    90.8       31.5       41.1       63.8       50.0       34     15     21     32     27
Interest expense, interest
    income, etc., net..............    (6.3)      (4.8)      (3.6)      (6.6)      (6.9)      (2)    (2)    (2)    (3)    (4)
        Total......................$  267.4   $  209.2   $  194.1   $  199.1   $  184.9      100%   100%   100%   100%   100%


Property Additions
Construction Materials.............$   94.4   $   69.3   $   59.3   $   56.5   $   60.8       75%    43%    59%    57%    71%
Chemicals..........................    31.2       90.5       41.3       42.0       24.9       25     57     41     43     29
        Total......................$  125.6   $  159.8   $  100.6   $   98.5   $   85.7      100%   100%   100%   100%   100%

Depreciation, Depletion and
    Amortization
Construction Materials.............$   72.0   $   72.8   $   74.3   $   75.5   $   80.4       65%    68%    72%    73%    73%
Chemicals..........................    38.7       33.9       28.5       27.8       29.3       35     32     28     27     27
        Total......................$  110.7   $  106.7   $  102.8   $  103.3   $  109.7      100%   100%   100%   100%   100%

Average Capital Employed
Construction Materials.............$  681.5   $  688.1   $  707.4   $  708.4   $  748.4       65%    69%    73%    74%    77%
Chemicals..........................   353.9      294.0      248.5      226.4      226.1       34     30     26     24     23
Cash items.........................     6.8       11.0        7.0       22.4        3.1        1      1      1      2   -----
        Total......................$1,042.2   $  993.1   $  962.9   $  957.2   $  977.6      100%   100%   100%   100%   100%

Operating Income After
    Taxes as a Percent of
    Average Capital Employed
Construction Materials.............    17.7%      15.8%      11.5%       9.2%       4.3%
Chemicals..........................    14.9       (1.6)       4.6       14.5       12.1
Interest income, etc. .............     1.9        3.4        3.0        3.0        5.1
        Total......................    16.6%      10.5%       9.7%      10.3%       6.1%

Definitions of certain financial terms used in this report are provided on page 47.


                  COMMON STOCK MARKET PRICES AND DIVIDENDS

                                      Range of                  Dividend Paid
                             Common Stock Market Prices           Per Share
                               1995              1994
                          High      Low       High      Low      1995    1994
Quarter Ended
March 31                $57-5/8   $48-1/8   $51-7/8   $45-1/2  $ .365   $ .33
June 30                  58-3/4    54        48-1/2    44        .365     .33
September 30             60-3/8    51-3/4    54        44-7/8    .365     .33
December 31              58-7/8    52-1/2    56-1/2    46-1/2    .365     .33
                                                                $1.46   $1.32

The Company's common stock is traded on the New York Stock Exchange (ticker symbol VMC). As of January 31, 1996, the number of shareholders of record approximated 4,300.

Dividends paid in 1995 totaled $51,848,000 as compared with $48,109,000 paid in 1994. On February 17, 1996, the Board of Directors authorized a quarterly dividend of 42 cents per common share payable March 8, 1996. The new quarterly dividend represents a 15.1% increase over quarterly dividends paid in 1995.

During the last five years, the Company's dividend payout rate has averaged 32% of prior year free funds flow. The Company's policy is to pay out a reasonable share of free funds as dividends consistent, on average, with the payout record of past years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, management believes that purchases of the Company's stock frequently may represent an attractive long-term investment. Management intends to continue buying shares when appropriate based on prevailing market conditions and based on the Company's cash position and long-term capital requirements.


MANAGEMENT DISCUSSION AND ANALYSIS
Of Results of Operations and Financial Condition

Vulcan is the largest producer of construction aggregates in the United States and is recognized as one of the nation's leading producers of chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. The discussion and analysis should be read in connection with the historical financial information included in the Consolidated Financial Statements and their notes.

RESULTS OF OPERATIONS

Vulcan's 1995 sales, net earnings and earnings per share were at record levels. Net earnings were $166.2 million, or $4.63 per share, as compared with 1994 net earnings and earnings per share of $98.0 million and $2.67, respectively. Sales in 1995 were $1.461 billion, up from the 1994 total of $1.253 billion. Pretax earnings totaled $258.4 million, up 77% from last year's amount of $145.9 million.

CONSTRUCTION MATERIALS
1995 vs. 1994

Construction Materials sales were at a record level of $884.7 million, up
5% from the 1994 result of $842.9 million. The 1995 result reflects a 3% increase in shipments and a 5% rise in average unit selling prices of crushed stone, the segment's principal product. Of the total increase in sales of $41.8 million, $13.0 million was related to increased volume and $28.8 million was due to higher prices.

Segment earnings of $181.5 million, which are before interest expense and income taxes, also were at a record level and were up 12% from 1994's record level of $162.5 million. This improvement reflects better operating results as well as significant gains from assets sales, primarily surplus land. The favorable effects of higher volume and prices were partially offset by higher operating costs. The cost increases were due mainly to the development of several new quarry sites and a significant project to redesign the segment's procurement process. For the year, gains from land sales were $14.2 million as compared with 1994 gains of $4.3 million. The 1994 earnings included a gain from the sale of the Company's industrial sand operation in Brady, Texas, which had been operated jointly by the Construction Materials and Chemicals segments. Accordingly, the gain resulting from the sale of the business was shared equally by the two segments. The Construction Materials segment's $2.1 million share of the pretax gain was offset by provisions associated with the shutdown of an operating facility.

Results from the Crescent Market Project (the Company's joint venture to supply limestone from Mexico to the U.S. Gulf Coast market) improved again in 1995. Since the vast majority of its revenues are U.S. dollar denominated, and its functional currency is U.S. dollars, the Crescent Market Project has not been adversely impacted by recent fluctuations in the value of the Mexican peso.

1994 vs. 1993

Construction Materials sales in 1994 of $842.9 million were up 11% from the 1993 result of $756.7 million. This improvement reflected an 8% increase in crushed stone shipments and a 5% rise in average unit selling prices. Of the total increase of $86.2 million in sales, $58.8 million was related to increased volume and $27.4 million was due to higher prices.

Construction Materials segment earnings of $162.5 million increased 39% from 1993's level of $116.7 million. The improvement reflected principally higher volumes and prices, partially offset by higher operating costs. Earnings also included the previously mentioned gains from the sale of surplus land and from the sale of the industrial sand business. Results from joint ventures also improved in 1994.

CHEMICALS

1995 vs. 1994

Record 1995 sales of $576.3 million were up 40% from the 1994 level of $410.5 million. The increase was due to the recovery in caustic soda prices, higher prices for chlorinated organic products and the effects of acquisitions. The $165.8 million increase in sales reflects $53.1 million due to the effect of higher volume and $112.7 million due to higher prices. Excluding the effects of the Callaway Chemical acquisition on August 1, 1994, and the Rio Linda acquisition on June 1, 1995, sales increased 27%.

Segment earnings reached a record of $87.8 million in 1995 as compared to last year's loss of $7.3 million. The increase reflects the effects of higher selling prices for caustic soda and chlorinated organic products.
This was partially offset by higher raw material and maintenance costs. The 1995 results include a $7.1 million pretax charge referable to the Company's suspended joint venture soda ash project at Owens Lake, California. Costs incurred to date for engineering and in the pursuit of permitting were expensed. Current year results also included a $3.5 million environmental remediation provision. The loss in 1994 included that year's $7.0 million charge for remediation and the Chemicals $2.1 million share of the gain on the sale of the industrial sand business.

1994 vs. 1993

Chemicals 1994 sales of $410.5 million increased 9% from the 1993 level of $376.8 million, due entirely to the effects of acquisitions. Excluding acquisitions, sales decreased 4% due mainly to lower liquid caustic soda prices in the first half of the year. Average prices also declined for chlorinated organics as a group, but this decline was mitigated by improved prices for chlorine. The increase in volume resulted in a $36.6 million increase in sales, partially offset by a $2.9 million decrease from net lower prices.

The Chemicals segment reported a loss for the year of $7.3 million as compared with 1993 earnings of $17.4 million. Within the segment's Chloralkali Business Unit, lower sales, higher raw materials prices, a $7.0 million environmental remediation provision and costs related to production outages at both major plants were the principal causes of the segment's earnings decline.

ENVIRONMENTAL ISSUES

In 1991 the Environmental Protection Agency issued a unilateral administrative order ("UAO") which directed the named respondents, including the Company and other potentially responsible parties ("PRP"), to clean up a now-closed third party waste disposal site to which the Chemicals segment last shipped waste materials in 1970. During the years 1986 through 1989, the Company recorded provisions totaling $28.8 million for environmental remediation at this site. In 1995 and 1994, the Company recorded additional provisions of $3.5 million and $7.0 million, respectively, for remedial actions at this site, for total provisions of $39.3 million. During 1995, the Company and the other participating PRPs completed active site remediation. Site capping and certain other remaining work under the UAO is expected to be completed in the second quarter of 1996. The Company believes that total provisions now recorded are adequate to cover its share of the anticipated remaining costs. Provisions for other environmental expenses for the last three years have not been material.

In 1987 the Company discontinued its former Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with remediation of environmental conditions at several Metals plants. An additional provision for estimated remediation costs was recorded in 1989. The Company has made significant progress in addressing these contractual liabilities by completing several environmental remediation projects at certain of these Metals plants. Expenditures for these projects were within recorded provisions. While the Company believes its recorded provisions are adequate to address the remainder of these contractual liabilities and other liabilities associated with these operations, factors that might impact the adequacy of provisions include the results of further environmental testing, engineering analyses and planning and negotiations among interested parties.

SELLING, ADMINISTRATIVE AND GENERAL

Selling, administrative and general expenses of $159.8 million in 1995 increased 28% from the 1994 level of $125.0 million. This reflects principally the effects of Chemicals acquisitions, and, to a lesser extent, higher provisions for incentive plans and professional fees. In 1994 selling, administrative and general expenses were up 13% from the 1993 level. This increase reflects principally the effect of acquisitions by the Chemicals segment and higher provisions for stock-based incentive plans.

NEW ACCOUNTING STANDARDS

In 1995 the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which will be effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock-based compensation. Under the fair value method, compensation is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies also are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to continue to account for employee stock-based compensation under Opinion
No. 25. Adoption of the new standard will have no effect on the Company's cash flows.

The FASB recently issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective for financial statements for fiscal years beginning after December 15, 1995. The Company does not expect the adoption of the statement to have any initial material impact upon results of operations.

INCOME TAXES

The Company's 1995 effective tax rate was 35.7%, up from the 1994 rate of 32.8%. The increase reflects principally the relatively greater impact of higher Chemicals earnings which diluted the effect on the tax rate of statutory depletion referable to construction aggregates production.

The effective tax rate increased in 1994 from the 1993 rate of 29.5%. The increase reflects principally the absence in 1994 of adjustments comparable to those made in 1993 to close out excess provisions referable to completed tax audits.

OUTLOOK

For 1996 the Company is assuming that GDP growth in the U.S. economy will continue throughout the year, but with notably weaker growth during the first half and stronger growth in the second half. The market for construction aggregates is expected to remain reasonably stable, overall, with demand for the year as a whole continuing relatively unchanged or down very slightly.
The construction end-use outlook is mixed: demand should be strongest for "other public works" and non-residential buildings, whereas residential buildings may be the weakest sector. However, the outlook for residential construction probably is the hardest to call. Highway construction and maintenance should remain very close to 1995's level. Overall, for Vulcan's Construction Materials segment, 1996 earnings are expected to decline modestly from 1995's level as a result of slightly lower volume and lower gains from surplus land sales.

Current market conditions for Chemicals' two business units - Chloralkali and Performance Systems - are relatively stable. Notwithstanding some recent softening in caustic prices, Chloralkali earnings should increase in 1996, reflecting principally the absence of significant unusual charges recorded in 1995. Owing to business development activities, mainly at Callaway Chemical Company, opportunities in each of the principal markets served by Performance Systems - pulp and paper, textiles and water treatment - should remain attractive in 1996. Performance Systems earnings should increase in 1996 for several reasons. These include: the impact of a full year's results from the 1995 acquisition of Rio Linda Chemical Company, improved margins at Callaway Chemical Company, and improved earnings resulting from the restructuring of Vulcan Peroxidation Systems and the sale of its equipment business. In view of all these prospects, the Chemicals segment is expected to achieve record sales and earnings again in 1996.

For the Company as a whole, the current expectation is that 1996 earnings and earnings per share should approximate, or possibly exceed, the record 1995 results.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Net cash provided by continuing operations amounted to $267.4 million in 1995, up 28% from 1994's total of $209.2 million. Net cash provided by the Chemicals segment increased by $59.3 million, principally as a result of sharply higher earnings and lower spending on acquisitions. Net cash provided by the Construction Materials segment of $182.9 million was virtually level compared with the prior year. The Company's long-standing ability to generate significant cash flows enabled it to fund capital requirements internally, reduce long-term debt, and return $101.9 million to shareholders through dividends and share purchases.

Net cash provided by operations for each segment in each of the last three years, including the effect of working capital changes, is summarized below (amounts in millions):

                                        1995          1994          1993

Construction Materials                $182.9        $182.5        $156.6
Chemicals                               90.8          31.5          41.1
Interest expense, interest
   income, etc., net                    (6.3)         (4.8)         (3.6)

      Total                           $267.4        $209.2        $194.1


Net cash used for investing activities totaled $106.4 million in 1995, down $68.0 million from the 1994 level. Cash expenditures for property, plant and equipment, including acquisitions, were $136.3 million in 1995, down $51.3 million, while cash investments of $1.9 million in associated companies was virtually the same as the prior year. Cash spending for acquisitions totaled $27.2 million compared with $87.6 million in 1994.

Net cash used for financing activities amounted to $145.9 million in 1995, up $105.7 million from the prior year's $40.2 million. Interest-bearing debt was reduced $43.9 million in 1995 compared with a net increase of $36.6 million in 1994. No long-term debt was issued during 1995 or 1994. Purchases of the Company's common stock totaled $50.1 million in 1995, up sharply from the 1994 level of $28.6 million.

The Company's policy is to pay out a reasonable share of free funds flow as dividends consistent, on average, with the payout record of past years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, management believes that purchases of the Company's stock frequently may represent an attractive long-term investment. Management intends to continue buying shares when appropriate based on prevailing market conditions and based on the Company's cash position and long-term capital requirements.

Working Capital

Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $174.8 million at December 31, 1995, up $8.2 million from the 1994 level. This increase compares with a working capital increase of $15.7 million in 1994 and a decrease of $5.7 million in 1993.

The Company's overall current position is summarized below (dollar amounts in millions and as of year end):

                                        1995          1994          1993
Working capital, exclusive of
   debt and cash items                $174.8        $166.6        $150.9
Cash and cash equivalents               21.9           7.7          14.0
Short-term debt                        (10.6)        (47.5)         (1.7)
Accrued interest                        (1.4)         (1.3)         (1.4)
      Total working capital
         (including debt and
         cash items)                  $184.7        $125.5        $161.8

Current ratio                            2.0           1.6           2.1
Acid test ratio                          1.1            .9           1.2

The increase in the current ratio from 1994 to 1995 is attributable to lower current liabilities, i.e., short-term borrowing of $3.6 million at year end 1995 as compared with $42.8 million at December 31, 1994. The reduction in the current ratio from 1993 to 1994 was due to higher current liabilities, mainly short-term borrowing which amounted to $42.8 million at year end 1994 as compared with none at December 31, 1993.

PROPERTY ADDITIONS

Property additions, including acquisitions, totaled $125.6 million in 1995, down 21% from the 1994 level of $159.8 million. The Company classifies its property additions into three categories based upon the predominant purpose of the project, as explained on page 47.

The table below summarizes property additions by each category (amounts in millions):

Project Purpose                         1995          1994          1993

Replacement                           $ 69.0        $ 53.0        $ 48.7
Environmental control                    8.4           3.9           7.1
   Subtotal                             77.4          56.9          55.8
Profit adding:
   Acquisitions                         12.3          58.1           4.2
   Other                                35.9          44.8          40.6
   Subtotal                             48.2         102.9          44.8
      Total                           $125.6        $159.8        $100.6

Total property additions were lower in 1995 due to less spending for acquisitions by the Chemicals segment. The increase in property additions in 1994 reflects higher spending for acquisitions by the Chemicals segment.

Commitments for capital expenditures were $17.0 million at December 31, 1995. This included $11.9 million referable to various Chemicals projects. Cash flow for the next year is expected to be adequate to cover commitments.

SHORT-TERM BORROWINGS AND INVESTMENTS

During most of the years 1993 through 1995, the Company was in a net short-term borrowing position. Short-term borrowings in 1995 reached a maximum of $93.9 million, averaged $39.9 million and were $3.6 million at year end. Comparable 1994 amounts were $91.7 million, $36.0 million and $42.8 million, respectively.

Details pertaining to short-term borrowings during the last three years (dollar amounts in millions) are as follows:

                                        1995          1994          1993

Year end                               $ 3.6         $42.8          $ -
Maximum outstanding                    $93.9         $91.7         $64.0
Average outstanding                    $39.9         $36.0         $25.5
Weighted average interest rate          6.4%          4.8%          3.2%

The above interest rate averages were computed using daily outstanding principal amounts.

The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $130.0 million were maintained at the end of 1995. Standard & Poor's Corporation and Moody's Investors Services, Inc. have assigned ratings of A-1+ and P-1, respectively, to the Company's commercial paper.

The investment of excess cash during the last three years (dollar amounts in millions) is shown below:
                                        1995          1994          1993

Year end                               $16.0         $  -           $ -
Maximum invested                       $45.0         $45.1         $26.2
Average invested                       $ 3.5         $ 7.7         $ 7.2
Taxable-equivalent yield                7.1%          4.7%          3.3%


LONG-TERM OBLIGATIONS

During 1995 the Company reduced its total long-term obligations by $7.1 million to $90.3 million as compared with a net decrease of $4.6 million in 1994. During the three-year period ended December 31, 1995, long-term obligations decreased cumulatively by $17.0 million from the $107.3 million outstanding at December 31, 1992.

During the same three year period, shareholders' equity, net of common stock purchases of $118.7 million and dividends of $146.3 million, increased by $96.5 million to $796.6 million. The Company's overall long-term capital position is shown in the following table (dollar amounts in millions and as of year end):
                                        1995          1994          1993

Long-term debt                      $   90.3        $ 97.4        $102.0
Other noncurrent liabilities           151.5         140.8         132.8
Shareholders' equity                   796.6         731.6         703.0
   Total long-term capital          $1,038.4        $969.8        $937.8

Long-term debt
   as a percent of:
   Total long-term capital              8.7%         10.0%         10.9%
   Shareholders' equity                11.3%         13.3%         14.5%
Net cash provided by
   continuing operations
   as a percent of
   long-term debt                       296%          215%          190%
Ratio of earnings to
   fixed charges                        13.3           7.9           8.1

Although the future ratio of long-term obligations to total long-term capital will depend upon specific investment and financing decisions, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 25% to 30%. The actual ratio at the end of 1995 was 8.7%. The Company has made acquisitions from time to time and will continue actively to pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

Letters of intent to acquire Lion Industries and Mayo Chemical Company through the Chemicals segment have been announced. Subject to normal due diligence reviews and related negotiations, the Company plans to close these transactions by the second quarter of 1996.

The Company's long-term borrowing requirements can be satisfied in either the public debt or private placement markets. The Company's medium-term notes issued in 1991 are rated AA- by Standard & Poor's and A1 by Moody's.

COMMON STOCK

During 1995 the Company purchased 947,908 shares of its common stock at a cost of $50.1 million, equal to an average price of $52.90 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based upon the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

The number and cost of shares purchased during each of the last three years is shown below:
                                        1995          1994          1993
Shares purchased:
   Number                            947,908       603,700       895,015
   Total cost (millions)               $50.1         $28.6         $40.0
   Average cost                       $52.90        $47.39        $44.68
Shares in treasury at year end:
   Number                         11,602,590    10,666,952    10,224,218
   Average cost                       $37.34        $35.93        $35.03

The number of shares remaining under the current purchase authorization was 1,599,792 shares as of December 31, 1995.

CAPITAL EMPLOYED

During 1995 total average capital employed in continuing operations was $1,042.2 million, up $49.1 million from the 1994 average of $993.1 million. The latter figure reflects an increase of $30.2 million, or 3%, from the $962.9 million employed on average in 1993. Average capital employed in the Company's business segments is shown in the table below (amounts in millions):
                                        1995          1994          1993

Construction Materials              $  681.5        $688.1        $707.4
Chemicals                              353.9         294.0         248.5
Cash items                               6.8          11.0           7.0
    Total                           $1,042.2        $993.1        $962.9


The sources and deployment of the year-to-year increases in total average capital employed are shown below (amounts in millions; brackets indicate a decrease):
                                                   1994-95       1993-94
Sources:
   Short-term debt                                  $  6.2        $ 14.2
   Long-term obligations                              (5.8)         (6.5)
   Other noncurrent liabilities                        9.7          (5.4)
   Shareholders' equity                               39.0          27.9
      Total                                         $ 49.1        $ 30.2

Deployment:
   Construction Materials                           $ (6.6)       $(19.3)
   Chemicals                                          59.9          45.5
   Cash items                                         (4.2)          4.0
      Total                                         $ 49.1        $ 30.2

During the period 1991 through 1995, total average capital employed in continuing operations has grown at an average annual compound rate of 2.0%, or by the cumulative amount of $127.3 million. During this period, interest-bearing debt has increased by $29.6 million and, as a percent of average capital employed, has increased from 12.0% to 13.3%.

The following summary indicates the sources and deployment of the increase in average capital employed from 1991 to 1995 (amounts in millions):

                                                   Amount
                                                 of Increase       % of
                                                 (Decrease)       Total
Sources:
   Short-term debt                                 $(16.5)         (13)%
   Long-term obligations                             46.1           36
   Other noncurrent liabilities                        .6            1
   Shareholders' equity                              97.1           76
      Total                                        $127.3          100 %

Deployment:
   Construction Materials                          $ 24.7           19 %
   Chemicals                                        125.0           98
   Cash items                                       (22.4)         (17)
      Total                                        $127.3          100 %

                       SUPPLEMENTARY INFORMATION - QUARTERLY FINANCIAL DATA
                            Amounts in millions, except per share data

                                                        First   Second    Third   Fourth     Total
                                                       Quarter  Quarter  Quarter  Quarter    Year
1995
Net sales..............................................$294.4   $382.8   $422.0   $361.8   $1,461.0
Gross profit...........................................  58.8    113.2    133.8    110.5      416.3
Net earnings ..........................................  16.0     47.7     59.1     43.4      166.2
Primary and fully diluted earnings per share...........  0.44     1.32     1.64     1.23       4.63

1994
Net sales..............................................$216.9   $326.7   $360.4   $349.4   $1,253.4
Gross profit...........................................  21.0     77.4     90.4     79.4      268.2
Net earnings (loss)....................................  (5.2)    33.7     37.6     31.9       98.0
Primary and fully diluted earnings (loss) per share.... (0.14)    0.92     1.02     0.87       2.67


1993
Net sales..............................................$214.1   $306.0   $331.4   $282.0   $1,133.5
Gross profit...........................................  29.7     74.0     85.1     57.9      246.7
Net earnings (loss)....................................  (0.5)    31.6     36.6     20.5       88.2
Primary and fully diluted earnings (loss) per share.... (0.01)    0.84     0.99     0.57       2.39


Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1995, 1994 and 1993
Amounts and shares in thousands, except per share data

                                                             1995          1994          1993
Net sales................................................$1,460,974   $1,253,360   $1,133,489
Cost of goods sold....................................... 1,044,710      985,198      886,764
Gross profit on sales....................................   416,264      268,162      246,725
Selling, administrative and general expenses.............   159,829      125,036      111,085
Other operating costs....................................     6,347        5,526        4,987
Other income, net
  Interest income........................................     1,099        1,224        1,013
  Other, net.............................................    18,333       16,903        2,727
             Total other income, net.....................    19,432       18,127        3,740
Earnings before interest expense and income taxes........   269,520      155,727      134,393
Interest expense (Note 4)................................    11,099        9,821        9,171
Earnings before income taxes.............................   258,421      145,906      125,222
Provision for income taxes (Note 7)
  Current................................................    86,437       41,339       37,460
  Deferred...............................................     5,744        6,591         (467)
             Total provision for income taxes............    92,181       47,930       36,993
Net earnings.............................................$  166,240   $   97,976   $   88,229


Primary and fully diluted net earnings per share.........     $4.63        $2.67        $2.39
Dividends per share......................................     $1.46        $1.32        $1.26
Average common and common equivalent shares outstanding..    35,933       36,683       36,975

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
Vulcan Materials Company and Subsidiary Companies
As of December 31, 1995, 1994 and 1993
Amounts in thousands

                                                                       1995         1994         1993
Assets
Current assets
  Cash and cash equivalents (Note 2)..............................$   21,869   $    7,717   $   13,996
  Accounts and notes receivable:
    Customers, less allowance for doubtful accounts:
        1995, $8,176; 1994, $8,244; 1993, $7,284..................   178,966      179,315      141,606
    Other.........................................................     2,094        2,813        8,798
  Inventories  (Note 3)...........................................   126,801      112,481      105,017
  Deferred income taxes...........................................    26,555       29,074       26,898
  Prepaid expenses................................................     5,836        5,398        6,298
             Total current assets.................................   362,121      336,798      302,613
Investments and long-term receivables.............................    56,272       58,138       56,505
Property, plant and equipment, net (Note 4).......................   698,033      701,757      657,785
Deferred charges and other assets (Note 8)........................    99,368       84,451       61,648
             Total ...............................................$1,215,794   $1,181,144   $1,078,551

Liabilities and Shareholders' Equity
Current liabilities
  Current maturities of long-term debt............................$    7,070        4,687   $    1,671
  Notes payable (Note 2)..........................................     3,569       42,779          -
  Trade payables and accruals.....................................    98,253      102,394       89,504
  Accrued income taxes............................................    22,262       19,423       14,450
  Accrued salaries and wages......................................    28,658       23,068       20,437
  Accrued interest................................................     1,300        1,415        1,356
  Other accrued liabilities (Note 9)..............................    16,297       17,582       13,397
             Total current liabilities............................   177,409      211,348      140,815
Long-term debt (Note 5)...........................................    90,278       97,380      102,035
Deferred income taxes (Note 7)....................................    85,935       82,507       74,193
Deferred management incentive and other compensation (Note 8).....    26,618       21,575       17,885
Other postretirement benefits (Note 8)............................    32,717       29,835       27,377
Other noncurrent liabilities (Note 9).............................     6,199        6,870       13,283
Other commitments and contingent liabilities (Note 9)
Shareholders' equity
  Common stock, $1 par value......................................    46,573       46,573       46,573
  Capital in excess of par value..................................     9,089        8,585        4,587
  Retained earnings............................................... 1,174,171    1,059,779    1,009,912
             Total................................................ 1,229,833    1,114,937    1,061,072
  Less cost of stock in treasury..................................   433,195      383,308      358,109
             Total shareholders' equity...........................   796,638      731,629      702,963
             Total................................................$1,215,794   $1,181,144   $1,078,551

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1995, 1994 and 1993
Amounts in thousands
                                                                    1995        1994        1993
OPERATIONS
Net earnings ....................................................$ 166,240   $  97,976   $  88,229
Adjustments to reconcile net earnings to net cash provided
  by continuing operations:
      Depreciation, depletion and amortization...................  110,677     106,695     102,780
      (Increase) decrease in assets before effects
         of business acquisitions:
              Accounts and notes receivable......................    3,634     (21,188)        991
               Inventories.......................................  (11,899)        965       3,199
               Deferred income taxes.............................    2,519      (2,176)     (2,294)
               Prepaid expenses..................................     (362)      1,056      (1,085)
      Increase (decrease ) in liabilities before effects
         of business acquisitions:
               Accrued interest and income taxes.................     (355)        (84)        (27)
               Trade payables, accrual, etc......................   (1,352)     16,457       5,906
                Deferred income taxes............................    3,428       8,314       1,810
                Other noncurrent liabilities.....................    7,255        (266)    (10,564)
      Issuance of common stock in connection
         with Performance Share Plan.............................      699         998         904
      Other, net.................................................  (13,126)        470       4,246
          Net cash provided by continuing operations ............  267,358     209,217     194,095
          Net cash used for discontinued operations (Note 9).....     (902)       (958)     (1,077)
          Net cash provided by operations........................  266,456     208,259     193,018

INVESTING ACTIVITIES
Purchases of property plant and equipment........................ (109,174)   (100,090)    (95,977)
Payment for business acquisitions................................  (27,172)    (87,540)     (4,507)
Proceeds from sale of property, plant and equipment..............   31,881      15,358       6,009
Net investment in nonconsolidated companies......................   (1,913)     (2,112)     (9,336)
          Net cash used for investing activities................. (106,378)   (174,384)   (103,811)

FINANCING ACTIVITIES
Net borrowings (payments)
      - commercial paper and bank lines of credit................  (39,211)     42,779          -
Payment of short-term debt.......................................   (4,687)     (1,809)     (1,184)
Payment of long-term debt........................................      (32)     (4,403)     (3,414)
Purchases of common stock (Note 10)..............................  (50,148)    (28,612)    (39,986)
Dividends paid...................................................  (51,848)    (48,109)    (46,296)
          Net cash used for financing activities................. (145,926)    (40,154)    (90,880)
Net decrease in cash and cash equivalents........................   14,152      (6,279)     (1,673)
Cash and cash equivalents at beginning of year...................    7,717      13,996      15,669
Cash and cash equivalents at end of year.........................$  21,869   $   7,717   $  13,996

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies
For the Years Ended December 31, 1995, 1994 and 1993
Amounts and shares in thousands

                                               1995                    1994                    1993
                                        Shares      Amount      Shares      Amount      Shares      Amount
Common stock, $1 par value
Authorized:160,000 shares
   Issued (no changes in 1995, 1994
      and 1993).......................  46,573   $   46,573     46,573   $   46,573     46,573   $   46,573

Capital in excess of par value
   Balance at beginning of year.......                8,585                   4,587                   3,962
   Shares issued in connection with
      the acquisition of business ....                  -                     3,490                     -
   Distributions under Performance
     Share Plan.......................                  414                     514                     604
   Distributions under Stock Plan for
      Non-employee Directors..........                   24                      23                      21
   Other..............................                   66                     (29)                    -
   Balance at end of year.............                9,089                   8,585                   4,587

Retained earnings
   Balance at beginning of year.......            1,059,779               1,009,912                 967,979
   Net earnings.......................              166,240                  97,976                  88,229
   Cash dividends on common stock                   (51,848)                (48,109)                (46,296)
   Balance at end of year.............            1,174,171               1,059,779               1,009,912

Common stock held in treasury
   Balance at beginning of year....... (10,666)    (383,308)   (10,224)    (358,109)    (9,350)    (318,402)
   Shares issued in connection with
      the acquisition of business ....     -            -          140        2,952                     -
   Purchase of common shares..........    (948)     (50,148)      (604)     (28,612)      (895)     (39,985)
   Distributions under Performance
      Share Plan......................      11          247         21          442         20          270
   Distributions under Stock Plan for
      Non-employee Directors..........       1           14          1           19          1            8
   Balance at end of year............. (11,602)    (433,195)   (10,666)    (383,308)   (10,224)    (358,109)
          Total.......................           $  796,638              $  731,629              $  702,963

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

Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and do not contribute to future revenue are expensed. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs and similar costs. Costs are expensed and accrued as liabilities when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. These amounts are accrued no later than the feasibility study and/or when the Company commits to a formal plan of action.

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

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    CASH

Bank lines of credit amounted to $130,000,000 at year end 1995 and 1994, and $70,000,000 at the end of 1993. At year end 1995 the Company did not have any commercial paper outstanding, but did have $3,400,000 in bank borrowings referable to a Canadian subsidiary. At the end of 1994, $35,000,000 was used to back up commercial paper outstanding and $7,800,000 was drawn down as bank borrowings. The lines were not in use at the end of 1993.

All of the lines of credit extended to the Company in 1995, 1994 and 1993 were based on a commitment fee arrangement. The Company also maintained balances or paid fees to compensate its banks for certain services. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a twelve-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.

3.    INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                                        1995          1994          1993

Finished products                   $ 90,009      $ 77,721      $ 75,954
Raw materials                         10,062         9,248         3,856
Products in process                      979           622           965
Operating supplies and other          25,751        24,890        24,242

     Total inventories              $126,801      $112,481      $105,017

The above amounts include inventories valued under the last-in, first-out
(LIFO) method totaling $97,959,000, $79,909,000 and $80,614,000 at
December 31, 1995, 1994 and 1993, respectively. Estimated current cost exceeded LIFO cost at December 31, 1995, 1994 and 1993 by $36,899,000, $29,049,000 and $32,986,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $4,784,000 ($.13 per share effect) in 1995, a decrease of $2,476,000 ($.07 per share effect) in 1994 and an increase of $387,000 ($.01 per share effect) in 1993.

4.    PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                        1995          1994          1993
Land and land
   improvements                   $  203,920    $  206,457    $  200,856
Buildings                             77,732        76,629        62,995
Machinery and equipment            1,536,742     1,486,577     1,372,667
Leaseholds                             6,483         6,471         5,575
Construction in progress              34,559        32,754        55,912

      Total                        1,859,436     1,808,888     1,698,005
Less allowances for
   depreciation, depletion
   and amortization                1,161,403     1,107,131     1,040,220
Property, plant and
   equipment, net                 $  698,033    $  701,757    $  657,785


The Company capitalized interest cost of $297,000 in 1995, $878,000 in 1994 and $1,016,000 in 1993 with respect to qualifying construction projects. Total interest cost incurred before recognition of the capitalized amount was $11,396,000 in 1995, $10,699,000 in 1994 and $10,187,000 in 1993.

5.    DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):
                                        1995          1994          1993

Medium-term notes                   $ 71,000       $76,000      $ 80,000
6 5/8% pollution control
   revenue bonds                       6,800         6,800         6,800
6 3/8% pollution control
   revenue bonds                       5,800         5,800         5,800
Variable rate pollution control
   revenue bonds                       1,200         3,000         3,350
Other notes                            5,478         5,780         6,085

      Total                         $ 90,278       $97,380      $102,035

Estimated fair value                $101,782       $98,597      $114,372

In May 1991 the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of these medium-term notes in 1991 totaled $81,000,000. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximated 13 years. Maturities at the time of issuance ranged from three to thirty years with a maximum of $10,000,000 due in any one year. At that time, the weighted average interest rate on the notes was 8.53% with a range of 7.59% to 8.85%. The $71,000,000 in notes outstanding as of December 31, 1995 have a weighted average maturity of 10.0 years with a weighted average interest rate of 8.60%.

The 6 5/8% pollution control revenue bonds issued on behalf of the Company in 1978 are payable in installments of $1,000,000 in the years 1998 and 1999 and installments of $1,200,000 in the years 2000-2003. The 7 7/8% and 8% pollution control revenue bonds issued in 1980 were refunded effective February 1, 1992, at an interest rate of 6 3/8%, and are now payable in 2012. The variable rate pollution control revenue bonds issued in 1984 are due in 1999 ($1,200,000).

Other notes include $3,000,000 representing a fixed rate tax exempt industrial development bond issue which matures in 2011 and notes issued for businesses acquired.

The aggregate principal payments for the five years subsequent to December 31, 1995 are: 1996-$7,074,000; 1997-$5,400,000; 1998-$6,565,000; 1999-$6,565,000;
and 2000-$6,565,000.

The Company is not subject to any contractual restrictions on the aggregate amount of its indebtedness or minimum working capital, or the amount it may expend for cash dividends and purchases of its stock.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of deferred income taxes, accounts payable, accrued income taxes, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value. The fair value estimates presented are based on information available to management as of December 31, 1995, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

6.    OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):
                                        1995          1994          1993

Minimum rentals                      $17,234       $16,138      $  7,600
Contingent rentals (based
   principally on usage)              11,205        11,212        10,021

      Total                          $28,439       $27,350       $17,621

Future minimum operating lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1995 range from $2,045,000 to $9,826,000 annually through 2000 and aggregate $8,265,000 thereafter.

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

7.    INCOME TAXES

The components of earnings before income taxes are as follows (in thousands of dollars):
                                        1995          1994          1993

Domestic                            $253,991      $143,502      $123,932
Foreign                                4,430         2,404         1,290

      Total                         $258,421      $145,906      $125,222

Provisions for income taxes consist of the following (in thousands of dollars):
                                        1995          1994          1993
Current:
   Federal                           $72,332       $34,194       $33,179
   State and local                    14,087         7,135         4,277
   Foreign                                18            10             4

      Total                           86,437        41,339        37,460
Deferred:
   Federal                             4,861         5,953           (59)
   State and local                       883           578          (408)
   Foreign                                -             60            -

      Total                            5,744         6,591          (467)

Total provision                      $92,181       $47,930       $36,993


The effective tax rate on income differs from the U.S. statutory rate due to the following:
                                        1995          1994          1993

Federal statutory tax rate             35.0%         35.0%         35.0%
Increase (decrease) in tax
     rate resulting from:
     Depletion                         (4.5)         (7.2)         (7.3)
     State and local income taxes,
       net of federal income
       tax benefit                      3.8           3.4           2.0
     Adjustment to net deferred
       income tax liability for
       enacted federal tax rate
       change                             -            -            0.9
     Miscellaneous items                1.4           1.6          (1.1)

Effective tax rate                     35.7%         32.8%         29.5%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                        1995          1994          1993
Deferred tax assets related to:
   Accrual for postretirement
      benefits                      $ 13,318       $12,123       $11,117
   Accrual for environmental
      reclamation                      1,604         5,902         8,675
   Accounts receivable,
      principally allowance
      for doubtful accounts            3,592         3,780         3,075
   Inventory adjustments               7,278         7,079         7,231
   Pensions, incentives and
     deferred compensation            10,066         7,142         4,827
   Other items                         9,518         7,765         6,126

      Total deferred tax assets       45,376        43,791        41,051

Deferred tax liabilities related to:
   Fixed assets,
      principally depreciation        98,821        92,120        83,175
   Other items                         5,935         5,259         5,171
      Total deferred
         tax liabilities             104,756        97,379        88,346

Net deferred tax liability          $ 59,380       $53,588       $47,295


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

Charges to earnings referable to company-administered pension plans totaled $1,187,000 in 1995, $3,088,000 in 1994 and $2,148,000 in 1993. Components of
the net periodic pension charges are as follows (in thousands of dollars):

                                        1995          1994          1993
Service cost - benefits earned
     during the period              $  8,665      $  9,551      $  8,286
Interest cost                         18,019        17,167        16,195
Actual return on plan assets         (51,744)       (3,923)      (32,280)
Net amortization and deferral         26,247       (19,707)        9,947

     Net periodic pension charge    $  1,187      $  3,088      $  2,148

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

                                       1995          1994         1993
Actuarial present value of
   benefit obligations:
   Based on employment
      service to date and
      current salary levels:
      Vested                       $(174,436)    $(134,409)    $(139,958)
      Nonvested                       (7,143)       (4,792)       (5,927)
         Accumulated benefit
            obligation              (181,579)     (139,201)     (145,885)
   Effect of projected future
      salary increases               (83,011)      (68,107)      (85,297)
   Projected benefit
      obligation                    (264,590)     (207,308)     (231,182)
Plan assets at fair market
   value                             305,398       264,174       271,821
Plan assets in excess of
   projected benefit
   obligation                         40,808        56,866        40,639
Unamortized portion of
   unrecognized net asset
   at implementation of
   SFAS No. 87                       (13,225)      (16,696)      (20,167)
Unrecognized net gain                (26,057)      (38,748)      (16,395)
Unrecognized prior
   service cost                        8,148         9,151         9,308

   Net prepaid pension cost        $   9,674     $  10,573     $  13,385

Annual net periodic pension charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related pension obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                        1995          1994          1993
Discount rates used to determine
  the pension obligations              7.00%         8.50%         7.25%
Discount rates used to determine
  the net periodic cost and
     other recognized gains
     - First 18 years                  8.50          7.25          8.00
     - Thereafter                      8.50          7.25          6.75
Rates of increase in
     compensation levels
     (for salary-related plans)        4.25          5.00          5.50
Expected long-term rates of
     return on plan assets             8.25          8.25          8.25

The Company funds the pension trusts currently in amounts determined under the individual entry age level premium method, including benefit increases expected as a result of projected wage and salary increases occurring between the date of valuation and the individual retirement dates.

Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $1,859,000 in 1995, $1,617,000 in 1994 and $1,637,000 in 1993.
The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Seventeen percent of the labor force is covered by collective bargaining agreements and 7% are covered by labor agreements that expire within one year.

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

The components of net periodic postretirement benefit charges and credits are as follows (in thousands of dollars):

                                        1995          1994          1993
Service cost - benefits attributed
   to service during the period       $1,965        $1,742        $1,536
Interest cost                          3,558         2,919         2,792
Actual return on assets                 (158)         (150)         (136)
Net amortization and deferral            209           329           178
   Net periodic postretirement
      benefit cost                    $5,574        $4,840        $4,370

The Company funds the postretirement benefits plan each year through contributions to a trust fund for health care benefits and through payments of premiums to providers of life insurance. All assets of the plan relate to the life insurance and are composed of reserves held by the insurer. The following table sets forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated balance sheets at December 31 (in thousands of dollars):

                                        1995          1994          1993
Accumulated postretirement
  benefit obligation:
  Retirees                          $(11,355)     $(10,570)     $(11,471)
  Fully eligible active
     plan participants               (13,658)      (11,934)      (11,982)
  Other active plan participants     (19,478)      (18,439)      (16,004)
     Total accumulated
        postretirement
        benefit obligation           (44,491)      (40,943)      (39,457)

Plan assets at fair market value       2,842         2,628         2,378
Accumulated postretirement benefit
   obligation in excess of
   plan assets                       (41,649)      (38,315)      (37,079)

Unrecognized prior service cost            6             6             7
Unrecognized net loss                  7,726         7,274         8,495
   Accrued postretirement
      benefit cost                  $(33,917)     $(31,035)     $(28,577)

Annual net periodic postretirement benefit charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related benefit obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:
                                        1995          1994          1993

Discount rates                         7.00%         8.50%         7.25%
Expected long-term rate of
   return on plan assets               7.00          7.00          7.00
Rate of increase in per
   capita claims cost
   -  First year                      10.00         12.00         13.00
   -  Ultimate rate                    5.00          6.00          6.00

If the health care cost trend rates were increased 1.0% each year, the accumulated postretirement benefit obligation as of December 31, 1995 would have increased by $4,582,000 (or 10.3%) and the aggregate of the service and interest cost for 1995 would have increased by $580,000 (or 10.5%).

INCENTIVE COMPENSATION PLANS

The Company has incentive compensation plans under which awards are made to officers and other key employees. Expense provisions referable to the plans amounted to $13,374,000 in 1995, $7,494,000 in 1994 and $4,295,000 in 1993.
The expense provisions for these plans reflect the cost of distributions payable currently as well as distributions that may be payable in future periods if certain conditions are satisfied. Expense provisions for certain of the plans also are affected by changes in the market value of the Company's common stock.

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which will be effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock-based compensation. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to continue to account for stock-based compensation under Opinion No. 25. Adoption of the new standard will have no effect on the Company's cash flows.

9.    OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1987 the Company formed three jointly owned companies with Industrias ICA, S.A. de C.V., ("Indica"), a principal member of Grupo ICA, one of Mexico's leading diversified industrial entities, to develop and operate a limestone quarry on Mexico's Yucatan Peninsula and to import Mexican crushed stone for sale along the U.S. Gulf Coast (the "Crescent Market Project"). The shareholder agreements for these three companies provide that each sponsor will contribute its share of the equity required to fund the project. The Company's share of $68,608,000 had been contributed as of December 31, 1995; Indica contributed a substantially equal pro rata amount. Two of the jointly owned companies have entered into term loan agreements which have current balances totaling $47,801,000. The Company and Indica have agreed to guarantee these loans on a several and pro rata basis equal to approximately 50% each. Certain of the loan guarantees will be terminated if and when the project meets defined financial tests. In addition, the Company has approximately $3,700,000 outstanding from the three companies at December 31, 1995 as its share of loans to the project. The carrying amount of net assets of these entities located outside the United States was $42,959,000 as of December 31, 1995.

Other commitments of the Company include the purchase of property, plant and equipment approximating $17,044,000 at December 31, 1995.

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

The Company received a letter from the United States Environmental Protection Agency ("EPA") in May 1985 regarding remedial actions at a chemical waste site in Ascension Parish, Louisiana (the "Reber Site"). Records indicate that the Company generated a portion of the waste placed at the site, and the Company therefore was deemed by the EPA to be a potentially responsible party ("PRP") with respect to the site under the Comprehensive Environmental Response, Compensation and Liability Act.

On February 5, 1991, the EPA issued a unilateral administrative order ("UAO") which directed the named respondents, including the Company and other PRPs, to clean up the site. During 1995, the Company and the other participating PRPs completed active site remediation. Site capping and certain other remaining work required under the UAO is expected to be completed in the second quarter of 1996. The Company is continuing to make payments from its accrued reserve to fund its allocated share under the Agreement of costs associated with remediating the Reber site. The Company believes that total provisions now recorded are adequate to cover its share of the anticipated remaining costs.

The Company's consolidated balance sheets as of December 31 include accrued environmental cleanup costs for the Chemicals segment of $2,765,000 for 1995, $12,867,000 for 1994 and $19,100,000 for 1993.

In 1987 the Company discontinued its former Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with remediation of environmental conditions at several Metals plants. An additional provision for estimated phaseout costs was recorded in 1989. The Company has made significant progress in addressing these contractual liabilities by completing several environmental remediation projects at certain of these Metals plants.
Expenditures for these projects were within recorded provisions.   While the
Company believes its recorded provisions are adequate to address the remainder of these contractual liabilities and other liabilities associated with these operations, factors that might impact the adequacy of provisions include the results of further environmental testing, engineering analyses and planning, and negotiations among interested parties.

Current liabilities reported on the Company's consolidated balance sheets include accrued provisions for discontinued operations in the following amounts as of December 31: $1,805,000 in 1995, $2,649,000 in 1994 and
$1,583,000 in 1993. In addition, other noncurrent liabilities include $493,000 each in 1995 and 1994 and $2,650,000 in 1993 referable to discontinued operations.

10.   COMMON STOCK

A total of 12,051,571 shares has been purchased at a cost of $442,671,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under purchase authorizations is 1,599,792 shares.

11.   SEGMENT DATA

Operations in the Company's Construction Materials segment principally involve the production and sale of crushed aggregates and related products and services. Sales are in 14 states located in the southeast, midwest and southwest regions of the United States. Customers primarily use crushed aggregates in the construction and maintenance of highways, roads and streets and in the construction of housing and nonresidential, commercial and industrial facilities.

The Chemicals segment, through its Chloralkali Business Unit, produces and sells basic industrial and specialty chemicals, including chlorine, caustic soda and chlorinated organic chemicals. Principal markets for these chemicals include pulp and paper, energy, food and pharmaceuticals, textiles, water treatment, and chemical processing. The Performance Systems Business Unit provides specialty process aids for the pulp and paper and textile industries and furnishes the municipal, industrial and environmental water treatment markets with chemicals and services. Products are principally marketed throughout the United States, but are also exported to Mexico, the Far East and Western Europe.

Segment data referable to net sales to unaffiliated customers, property additions, and depreciation, depletion and amortization are provided in Segment Financial Data on pages 56 and 57.

The Company's determination of segment earnings recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings and also reflects allocations of general corporate expenses to the segments. SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, does not provide for the inclusion of these items in "operating profit or loss of reportable segments." The net amounts of those items were expenses of $22,533,000 in 1995, $14,110,000 in 1994 and $15,542,000 in 1993.

Segment earnings are reconciled with earnings before income taxes as follows (in thousands of dollars):

                                        1995          1994          1993
Segment Earnings:
   Construction Materials           $181,528      $162,505      $116,689
   Chemicals                          87,792        (7,349)       17,400
                                     269,320       155,156       134,089
Interest income, etc.                    200           571           304
Interest expense                     (11,099)       (9,821)       (9,171)
Earnings before income taxes        $258,421      $145,906      $125,222


Identifiable assets by segment at December 31 are as follows (in thousands of dollars):
                                        1995          1994          1993

Construction Materials            $  690,044    $  678,793    $  670,079
Chemicals                            395,487       389,491       288,720
Total identifiable assets          1,085,531     1,068,284       958,799
Investment in
   nonconsolidated affiliates         50,780        53,902        51,054
General corporate assets              57,614        51,241        54,702
Cash items                            21,869         7,717        13,996

Total assets                      $1,215,794    $1,181,144    $1,078,551

12.   SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (amounts in thousands):

                                        1995          1994          1993
Cash payments:
   Interest (exclusive of
      amount capitalized)            $11,214       $ 9,762       $ 9,198
   Income taxes                       85,324        36,846        41,393
Noncash investing and
   financing activities:
   Amounts referable to
      business acquisitions:
      Liabilities assumed              1,382        12,198           -
      Fair value of stock issued          -          6,443           -


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

On a pro forma basis, as if the assets and businesses had been acquired at the beginning of each fiscal year, consolidated revenues of the Company would have increased by $51,800,000 in 1994 and $84,900,000 in 1993. On a pro forma basis, net income and earnings per share would not differ materially with amounts reflected in the Company's consolidated financial statements. Pro forma results do not purport to be indicative of results of operations which may be obtained in the future.


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

/s/ D. F. Sansone
D. F. Sansone
Vice President, Finance

/s/ E. A. Khan
E. A. Khan
Controller
February 2, 1996


INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1995, 1994, and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1995, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Birmingham, Alabama
February 2, 1996

FINANCIAL TERMINOLOGY

Capital employed          For the Company; the sum of interest-bearing debt,
                          other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and short-term debt

Cash items                The sum of cash, cash equivalents and short-term
                          investments

Common shareholders'      The sum of common stock (less the cost of common
equity                    stock in treasury), capital in excess of par value
                          and retained earnings, as reported in the balance sheet

Long-term capital         The sum of long-term debt, other noncurrent
                          liabilities and shareholders' equity

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

Short-term debt           The sum of current interest-bearing debt, including
                          current maturities of long-term debt and interest-bearing notes payable

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