Form 10-K, Exhibit 13
period 1996-12-31
VULCAN MATERIALS CO
filed 1997-03-26
CIK 103973

VULCAN MATERIALS COMPANY
                                             1996 ANNUAL REPORT

FINANCIAL REVIEW-SELECTED FINANCIAL DATA
Amounts and shares in millions, except per share data

                                                            1996       1995       1994       1993       1992
Operations
Net sales............................................   $1,568.9   $1,461.0   $1,253.4   $1,133.5   $1,078.0
Gross profit on sales................................   $  453.5   $  416.3   $  268.2   $  246.7   $  249.1
  As a percent of net sales..........................      28.9%      28.5%      21.4%      21.8%      23.1%
Interest expense.....................................   $    8.6   $   11.1   $    9.8   $    9.2   $    9.8
Net earnings before cumulative effect of
  accounting change..................................   $  188.6   $  166.2   $   98.0   $   88.2   $   91.0
    As a percent of average shareholders' equity.....      22.4%      21.9%      13.6%      12.8%      13.3%
Cumulative effect ofaccounting change................   $      -   $      -   $      -   $      -   $    3.0
Net earnings.........................................   $  188.6   $  166.2   $   98.0   $   88.2   $   94.0
Primary and fully diluted earnings per common share:
  Net earnings before cumulative effect of
    accounting change................................   $   5.36   $   4.63   $   2.67   $   2.39   $   2.41
  Cumulative effect of accounting change.............   $      -   $      -   $      -   $      -   $    .08
  Net earnings.......................................   $   5.36   $   4.63   $   2.67   $   2.39   $   2.49
Effective tax rate...................................      34.0%      35.7%      32.8%      29.5%      30.4%
Operating income after taxes.........................   $  194.4   $  173.4   $  104.5   $   93.3   $   98.7
  As a percent of average capital employed...........      17.8%      16.6%      10.5%       9.7%      10.3%

LIQUIDITY AND CAPITAL RESOURCES
Working capital......................................   $  199.4   $  184.7   $  125.5   $  161.8   $  169.8
Current ratio........................................        2.0        2.0        1.6        2.1        2.3
Net cash provided by continuing operations...........   $  346.4   $  267.4   $  209.2   $  194.1   $  199.1
  As a percent of long-term obligations (year-end)...     405.1%     296.1%     214.8%     190.2%     185.6%
Ratio of earnings to fixed charges...................       16.0       13.3        7.9        8.1        8.4
Total assets (year-end)..............................   $1,320.6   $1,215.8   $1,181.1   $1,078.6   $1,083.9
Average capital employed:
  Short-term debt....................................   $   14.1   $   45.6   $   39.4   $   25.2   $   24.1
  Long-term obligations..............................       86.9       93.3       99.1      105.6      108.2
  Other noncurrent liabilities.......................      152.9      144.7      135.0      140.4      138.4
  Shareholders' equity...............................      840.2      758.6      719.6      691.7      686.5
    Total............................................   $1,094.1   $1,042.2   $  993.1   $  962.9   $  957.2

Long-term obligations (year-end).....................   $   85.5   $   90.3   $   97.4   $  102.0   $  107.3
   As a percent of long-term capital.................       7.6%       8.7%      10.0%      10.9%      11.3%
Dividends declared and paid per common share.........   $   1.68   $   1.46   $   1.32   $   1.26   $   1.20
Total common stock dividends.........................   $   58.4   $   51.8   $   48.1   $   46.3   $   45.1
Common shares outstanding (year-end).................       34.2       35.0       35.9       36.3       37.2

SEGMENT FINANCIAL DATA
                                                              Amount                            Percent of Company Total
Amounts in millions                      1996       1995       1994       1993       1992   1996   1995   1994   1993   1992
NET SALES
Construction Materials............   $  961.9   $  884.7   $  842.9   $  756.7   $  686.4    61%    61%    67%    67%    64%
Chemicals.........................      607.0      576.3      410.5      376.8      391.6    39     39     33     33     36
  Total..........................    $1,568.9   $1,461.0   $1,253.4   $1,133.5   $1,078.0   100%   100%   100%   100%   100%

EARNINGS (LOSS) BEFORE INTEREST
EXPENSE AND INCOME TAXES
Construction Materials............   $  197.3   $  181.5   $  162.5   $  116.7   $   88.3    67%    67%   104%    87%    63%
Chemicals.........................       94.7       87.8       (7.3)      17.4       51.3    32     33     (5)    13     36
Segment earnings..................      292.0      269.3      155.2      134.1      139.6    99    100     99    100     99
Interest income, etc..............        2.2         .2         .5         .3         .9     1      -      1      -      1
  Total...........................   $  294.2   $  269.5   $  155.7   $  134.4   $  140.5   100%   100%   100%   100%   100%

OPERATING INCOME (LOSS)
AFTER TAXES
Construction Materials............   $  134.9   $  120.6   $  108.8   $   81.6   $   65.3    69%    70%   104%    87%    66%
Chemicals.........................       58.0       52.7       (4.7)      11.5       32.7    30     30     (4)    12     33
Interest income, etc..............        1.5         .1         .4         .2         .7     1      -      -      1      1
  Total...........................   $  194.4   $  173.4   $  104.5   $   93.3   $   98.7   100%   100%   100%   100%   100%

NET CASH PROVIDED BY
CONTINUING OPERATIONS
Construction Materials............   $  219.8   $  182.9   $  182.5   $  156.6   $  141.9    64%    68%    87%    81%    71%
Chemicals.........................      128.8       90.8       31.5       41.1       63.8    37     34     15     21     32
Interest expense, interest
  income, etc., net...............       (2.2)      (6.3)      (4.8)      (3.6)      (6.6)   (1)    (2)    (2)    (2)    (3)
    Total.........................   $  346.4   $  267.4   $  209.2   $  194.1   $  199.1   100%   100%   100%   100%   100%

PROPERTY ADDITIONS
Construction Materials............   $  124.1   $   94.4   $   69.3   $   59.3   $   56.5    66%    75%    43%    59%    57%
Chemicals.........................       63.1       31.2       90.5       41.3       42.0    34     25     57     41     43
  Total...........................   $  187.2   $  125.6   $  159.8   $  100.6   $   98.5   100%   100%   100%   100%   100%

DEPRECIATION, DEPLETION AND
AMORTIZATION
Construction Materials............   $   75.2   $   72.0   $   72.8    $  74.3    $  75.5    67%    65%    68%    72%    73%
Chemicals.........................       37.4       38.7       33.9       28.5       27.8    33     35     32     28     27
  Total...........................   $  112.6    $ 110.7   $  106.7    $ 102.8    $ 103.3   100%   100%   100%   100%   100%

AVERAGE CAPITAL EMPLOYED
Construction Materials............   $  710.6   $  681.5   $  688.1   $  707.4   $  708.4    65%    65%    69%    73%    74%
Chemicals.........................      356.0      353.9      294.0      248.5      226.4    33     34     30     26     24
Cash items........................       27.5        6.8       11.0        7.0       22.4     2      1      1      1      2
  Total...........................   $1,094.1   $1,042.2   $  993.1   $  962.9   $  957.2   100%   100%   100%   100%   100%

OPERATING INCOME (LOSS)
AFTER TAXES AS A PERCENT
OF AVERAGE CAPITAL EMPLOYED
Construction Materials............      19.0%      17.7%      15.8%      11.5%       9.2%
Chemicals.........................      16.3       14.9       (1.6)       4.6       14.5
Interest income, etc..............       5.3        1.9        3.4        3.0        3.0
  Total...........................      17.8%      16.6%      10.5%       9.7%      10.3%

Definitions of certain financial terms used in this report are provided on page 40.

COMMON STOCK MARKET PRICES AND DIVIDENDS


                         Range of Common Stock Market Prices      Dividend Paid Per Share
                                1996             1995

Quarter Ended              High      Low       High      Low             1996      1995
March 31.............    $58 1/4   $53 1/8   $57 5/8   $48 1/8          $ .42    $ .365
June 30..............     59 3/8    55 3/8    58 3/4    54                .42      .365
September 30.........     66 1/2    54 1/2    60 3/8    51 3/4            .42      .365
December 31..........     65        59 1/2    58 7/8    52 1/2            .42      .365
                                                                        $1.68    $1.46

The Company's common stock is traded on the New York Stock Exchange (ticker symbol VMC). As of January 31, 1997, the number of shareholders of record approximated 4,000.

   Dividends paid in 1996 totaled $58,399,000 as compared with $51,848,000 paid in 1995. On February 14, 1997, the Board of Directors authorized a quarterly dividend of 47 cents per common share payable March 10, 1997. The new quarterly dividend represents a 12% increase over quarterly dividends paid in 1996.

   During the last five years, the Company's dividend payout rate has averaged 28% of prior year free funds flow. The Company's policy is to pay out a reasonable share of free funds flow as dividends, consistent on average with the payout record of past years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, management believes that purchases of the Company's stock frequently may represent an attractive long-term investment. Management intends to continue buying shares when appropriate based on prevailing market conditions and based on the Company's cash position and long-term capital requirements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Vulcan is the largest producer of construction aggregates in the United States and is one of the nation's leading producers of chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. The discussion and analysis should be read in connection with the historical financial information included in the Consolidated Financial Statements and their notes.

RESULTS OF OPERATIONS
Vulcan's 1996 sales, net earnings and earnings per share were at record levels. Net earnings were $188.6 million, or $5.36 per share, as compared with 1995 net earnings and earnings per share of $166.2 million and $4.63, respectively. Sales in 1996 were $1.569 billion, up from the 1995 total of $1.461 billion. Pretax earnings totaled $285.6 million, up 11% from last year's amount of $258.4 million.

CONSTRUCTION MATERIALS
1996 vs. 1995
For the fourth consecutive year, Construction Materials sales surpassed previous records. Net sales for 1996 totaled $961.9 million, up 9% from the 1995 result of $884.7 million. The 1996 result reflects a 7% increase in shipments and a 3% rise in the average unit selling price of crushed stone, the segment's principal product. Of the total increase in sales of $77.2 million, $54.4 million was related to increased volume and $22.8 million was due to higher prices.

  Segment earnings of $197.3 million, which are before interest expense and income taxes, also were at a record level and were up 9% from 1995's record level of $181.5 million. Results for 1996 include pretax gains totaling approximately $5.2 million from the sale of assets, primarily surplus land, as compared to the 1995 total of $16.5 million. When gains referable to asset sales are excluded from both years' results, 1996 earnings were 16% better than 1995 due principally to higher crushed stone shipments and improved prices. The favorable effects of higher volume and prices were partially offset by higher operating costs due mainly to the full-year impact of new operations.

1995 vs. 1994
Construction Materials sales in 1995 were at a record level of $884.7 million, up 5% from the 1994 result of $842.9 million. The improvement reflected a 3% increase in shipments and a 5% rise in the average unit selling price of crushed stone. Of the total increase in sales of $41.8 million, $13.0 million was related to increased volume and $28.8 million was due to higher prices.

  Segment earnings of $181.5 million also were at a record level and were up 12% from 1994's record level of $162.5 million. The improvement reflected better operating results as well as significant gains from asset sales, primarily surplus land. The favorable effects of higher volume and prices were partially offset by higher operating costs. The cost increases were due mainly to the development of several new quarry sites and a significant project to redesign the segment's procurement process. For the year, gains from the sale of assets, primarily surplus land, were $16.5 million as compared with 1994 gains of $7.6 million. The 1994 amount included a gain from the sale of the Company's industrial sand operation in Brady, Texas which had been operated jointly by the Construction Materials and Chemicals segments. Accordingly, the gain resulting from the sale of the business was shared equally by the two segments. The Construction Materials segment's $2.1 million share of the pretax gain was offset by provisions associated with the shutdown of an operating facility.

CHEMICALS
1996 vs. 1995
Record 1996 sales of $607.0 million were up 5% from the 1995 level of $576.3 million. Excluding the effects of 1995 and 1996 acquisitions from both years' results, 1996 sales were effectively even with the prior year. Sales for Performance Systems increased due to the impact of recent acquisitions as well as internal growth. Sales for the Chloralkali Business Unit were virtually unchanged from 1995 as the effect of lower caustic soda prices was offset by higher revenues from chlorinated organic products and other inorganic products.

  Segment earnings reached a record of $94.7 million in 1996 as compared to $87.8 million in 1995. The increase reflects improved earnings in the Performance Systems Business Unit. Earnings for the Chloralkali Business Unit were even with results reported for 1995. Chloralkali results in 1995 included a $7.1 million pretax charge referable to the Company's suspended joint venture soda ash project, as well as a $3.5 million charge for environmental remediation at the Cleve Reber Superfund site. Chloralkali operating earnings declined in 1996 due to the decline in caustic soda prices, as well as higher costs referable to energy and plant maintenance. These effects were partially offset by higher earnings from chlorinated organic products.

  In 1996, the Company's Chemicals segment completed several acquisitions through its Performance Systems Business Unit, all with a focus on niche markets in the water management, textile, industrial cleaning, food processing, mining, and pulp and paper industries. The most significant of these was the acquisition of Mayo Chemical Company during the second quarter. These acquisitions contributed $22.0 million in sales during 1996.

1995 vs. 1994
In 1995, Chemicals sales of $576.3 million increased 40% from the 1994 level of $410.5 million. The increase was due to the recovery in caustic soda prices, higher prices for chlorinated organic products and the effects of acquisitions. The $165.8 million increase in sales reflected $53.1 million due to the effect of higher volume and $112.7 million due to higher prices. Excluding the effects of the Callaway Chemical acquisition on August 1, 1994 and the Rio Linda acquisition on June 1, 1995, sales increased 27%.

  Segment earnings were $87.8 million in 1995 as compared to a loss of $7.3 million in 1994. The increase reflected the effects of higher selling prices for caustic soda and chlorinated organic products. This was partially offset by higher raw material and maintenance costs. The 1995 results included a $7.1 million pretax charge referable to the Company's suspended joint venture soda ash project at Owens Lake, California and a $3.5 million environmental remediation provision. The loss in 1994 included that year's $7.0 million charge for environmental remediation and the Chemicals $2.1 million share of the gain on the sale of the industrial sand business.

ENVIRONMENTAL ISSUES
In 1991 the Environmental Protection Agency ("EPA") issued a unilateral administrative order which directed the named respondents, including the Company and other potentially responsible parties ("PRPs"), to clean up a now-closed third party waste disposal site to which the Chemicals segment last shipped waste materials in 1970. During the years 1986 through 1989, the Company recorded provisions totaling $28.8 million for environmental remediation at this site. In 1995 and 1994, the Company recorded additional provisions of $3.5 million and $7.0 million, respectively, for remedial actions at this site, for total provisions of $39.3 million. During 1996, the Company and the other participating PRPs completed all activities relating to site remediation, with the exception of ongoing operation and maintenance of the remedy. The EPA anticipates conducting its five-year review of site conditions mid-year 1998. If site conditions are satisfactory based on that review, the site will be removed from the National Priority List of Superfund sites. The Company believes that total provision

  In 1987 the Company discontinued its Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with remediation of environmental conditions at several Metals plants. An additional provision for estimated remediation costs was recorded in 1989. The Company has made significant progress in addressing these contractual liabilities by completing several environmental remediation projects at certain of these Metals plants. Expenditures for these projects were within recorded provisions. While the Company believes its recorded provisions are adequate to address the remainder of these contractual liabilities and other liabilities associated with these operations, factors that might impact the adequacy of provisions include the results of further environmental testing, engineering analyses and planning, and negotiations among interested parties.

SELLING, ADMINISTRATIVE AND GENERAL
Selling, administrative and general expenses of $175.1 million in 1996 increased 10% from the 1995 level of $159.8 million. This reflects principally the impact of Chemicals acquisitions and expenses referable to a significant project to redesign Construction Materials procurement process. In 1995 selling, administrative and general expenses were up 28% from the 1994 level. This increase principally reflects the effects of acquisitions by the Chemicals segment, and, to a lesser extent, higher provisions for incentive plans and professional fees.

INCOME TAXES
The Company's 1996 effective tax rate was 34.0%, down from the 1995 rate of 35.7%. The decrease reflects principally adjustments to close out provisions referable to completed tax audits for prior years, as well as the effect of statutory depletion due to relatively higher Construction Materials earnings.

  The effective tax rate increased in 1995 from the 1994 rate of 32.8%. The increase reflects principally the relatively greater impact of higher Chemicals earnings which diluted the effect on the tax rate of statutory depletion referable to construction aggregates production.

1997 OUTLOOK
With regard to 1997, the Company's starting point is the assumption that moderate growth in GDP and stable interest rates will continue to provide a healthy economic environment for construction activity in the U.S. The market for construction aggregates should remain strong, overall. Demand in all major construction end-use markets should equal or exceed their 1996 levels, with the exception of residential construction, which is expected to decline modestly. Based on this outlook, 1997 earnings in the Construction Materials segment should equal or exceed 1996's record result.

  As for the Chemicals business, 1996 was another outstanding year, despite the significant decrease in caustic soda prices during the second half of the year. Progress continued in developing the Performance Systems Business Unit. During 1996, the Performance Systems Business Unit contributed to the improvement in earnings from 1995 and this trend is expected to continue in 1997, reflecting demand growth and further progress in integrating the Unit's recent acquisitions. Current market conditions in the Chloralkali Business Unit are mixed. The outlook for caustic soda prices remains uncertain and comparisons to 1996 are likely to be significantly unfavorable, particularly in the first half of 1997. Also, energy and maintenance costs are expected to be higher. On the other hand, continuing strong demand for chlorinated organic products should mitigate the adverse impact of these factors. Overall, for the Chemicals segment as a whole, earnings are expected to be down from 1996's record performance.

  The Company's 1996 effective tax rate benefited from adjustments to close out provisions referable to completed tax audits for prior years. Additional tax audits are expected to be closed out in 1997 and the effective tax rate currently is projected to be slightly lower than 1996's rate.

  Taking all of the current expectations into account, there is a good chance that the Company's 1997 net earnings and earnings per share will equal 1996's record results. If the upper range of the Company's outlook prevails, 1997 earnings should be at a record level.

LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Net cash provided by continuing operations amounted to $346.4 million in 1996, up 30% from 1995's total of $267.4 million. Net cash provided by the Construction Materials segment increased 20% to $219.8 million, while net cash provided by the Chemicals segment rose $38.0 million, or 42%, to $128.8 million. The Company's long-standing ability to generate significant cash flows enabled it to fund capital requirements internally, reduce long-term debt, and return $103.6 million to shareholders through dividends and share purchases.

   Net cash provided by operations for each segment in each of the last three years, including the effect of working capital changes, is summarized below (amounts in millions):

                                           1996         1995         1994
Construction Materials.............      $219.8       $182.9       $182.5
Chemicals..........................       128.8         90.8         31.5
Interest expense, interest
  income, etc., net................        (2.2)        (6.3)        (4.8)
    Total..........................      $346.4       $267.4       $209.2

  Net cash used for investing activities totaled $205.8 million in 1996, up $99.4 million from the 1995 level. Cash expenditures for property, plant and equipment, including acquisitions, were $216.5 million in 1996, up $80.2 million. Cash spending for acquisitions totaled $64.8 million compared with $27.2 million in 1995.

  Net cash used for financing activities amounted to $110.8 million in 1996, down $35.1 million from the prior year's $145.9 million. Interest-bearing debt was reduced $7.2 million in 1996 compared with a net decrease of $43.9 million in 1995. No long-term debt was issued during 1996 or 1995. Purchases of the Company's common stock totaled $45.2 million in 1996, down $4.9 million from the 1995 level of $50.1 million.

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

WORKING CAPITAL
Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $158.1 million at December 31, 1996, down $16.7 million from the 1995 level. This decrease compares with increases of $8.2 million and $15.7 million in 1995 and 1994, respectively.

  The Company's overall position is summarized below (dollar amounts in millions as of year-end):

                                           1996         1995         1994
Working capital, exclusive of
  debt and cash items..............      $158.1       $174.8       $166.6
Cash and cash equivalents..........        50.8         21.9          7.7
Short-term debt (including
  current maturities)..............        (8.3)       (10.6)       (47.5)
Accrued interest...................        (1.2)        (1.4)        (1.3)
    Total working capital
      (including debt and
      cash items)..................      $199.4       $184.7       $125.5

Current ratio......................         2.0          2.0          1.6
Acid test ratio....................         1.2          1.1           .9

  The current ratio remained unchanged in 1996. The increase in the current ratio from 1994 to 1995 is attributable to a reduced need for short-term borrowing, $3.6 million at year end 1995 as compared with $42.8 million at December 31, 1994.


PROPERTY ADDITIONS
Property additions, including acquisitions, totaled $187.2 million in 1996, up 49% from the 1995 level of $125.6 million. As explained on page 40, the Company classifies its property additions into three categories based upon the predominant purpose of the project.

  The table below summarizes property additions by each category (amounts in millions):

Project Purpose                            1996         1995         1994
Replacement.......................       $ 84.5       $ 69.0       $ 53.0
Environmental control.............          9.9          8.4          3.9
   Subtotal.......................         94.4         77.4         56.9
Profit adding:
   Acquisitions...................         33.9         12.3         58.1
   Other..........................         58.9         35.9         44.8
   Subtotal.......................         92.8         48.2        102.9
      Total.......................       $187.2       $125.6       $159.8

  Total property additions were significantly higher in 1996 due primarily to increased spending on profit-adding projects. This includes several acquisitions by Chemicals Performance Systems Business Unit, the most significant of which was the acquisition of Mayo Chemical Company during the second quarter. The Construction Materials segment also completed several acquisitions during the year. These included stone quarries in Alabama, Arkansas and Texas, an aggregates distribution facility in northern Illinois, and an aggregates distribution business in Louisana. Also, significant spending occurred on a greenfield site in Alabama, a new lime production facility in Illinois, a second stone distribution facility in northern Illinois and plant rebuilds in Tennessee and North Carolina. The decrease in property additions in 1995 reflects principally lower spending for acquisitions.

  Commitments for capital expenditures were $23.2 million at December 31, 1996. This included $9.8 million referable to various Chemicals projects. Cash flow for the next year is expected to be adequate to cover commitments.

SHORT-TERM BORROWINGS AND INVESTMENTS
During most of the years 1994 through 1996, the Company was in a net short-term borrowing position. Short-term borrowings in 1996 reached a maximum of $48.2 million, averaged $9.7 million and were $3.3 million at year end. Comparable 1995 amounts were $93.9 million, $41.8 million and $3.6 million, respectively.

  Details pertaining to short-term borrowings during the last three years (amounts in millions) are as follows:

                                           1996         1995         1994
Year-end..........................        $ 3.3        $ 3.6        $42.8
Maximum outstanding...............        $48.2        $93.9        $91.7
Average outstanding...............        $ 9.7        $41.8        $36.0
Weighted average interest rate....         5.4%         6.1%         4.8%

  The above interest rate averages were computed using daily outstanding principal amounts.

  The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $130.0 million were maintained at the end of 1996. Standard & Poor's Corporation and Moody's Investors Services, Inc. have assigned ratings of A-1+ and P-1, respectively, to the Company's commercial paper.

  The investment of excess cash during the last three years (amounts in millions) is shown below:

                                           1996         1995         1994
Year-end..........................        $43.6        $16.0        $   -
Maximum invested..................        $ 4.8        $45.0        $45.1
Average invested..................        $26.7        $ 3.5        $ 7.7
Taxable-equivalent yield..........         5.8%         6.2%         4.0%


LONG-TERM OBLIGATIONS
During 1996 the Company reduced its total long-term obligations by $4.8 million to $85.5 million as compared with a net decrease of $7.1 million in 1995. During the three-year period ended December 31, 1996, long-term obligations decreased cumulatively by $16.5 million from the $102.0 million outstanding at December 31, 1993.

  During the same three year period, shareholders' equity, net of common stock purchases of $123.9 million and dividends of $158.4 million, increased by $180.7 million to $883.7 million. The Company's overall long-term capital position is shown in the following table (dollar amounts in millions as of year-end):

                                           1996         1995         1994
Long-term debt....................     $   85.5     $   90.3     $   97.4
Other noncurrent liabilities......        156.8        151.5        140.8
Shareholders' equity..............        883.7        796.6        731.6
  Total long-term capital.........     $1,126.0     $1,038.4       $969.8

Long-term debt
  as a percent of:
    Total long-term capital.......         7.6%         8.7%        10.0%
    Shareholders' equity..........         9.7%        11.3%        13.3%
Net cash provided by
  continuing operations as a
  percent of long-term debt.......         405%         296%         215%
Ratio of earnings to
  fixed charges...................         16.0         13.3          7.9

  In the future, the ratio of long-term debt to total long-term capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 25% to 30%. The actual ratio at the end of 1996 was 7.6%. The Company has made acquisitions from time to time and will continue actively to pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished either temporarily on a short-term basis or by incurring long-term debt.

  The Company's long-term borrowing requirements can be satisfied in either the public debt or private placement markets. The Company's medium-term notes issued in 1991 are rated AA- by Standard & Poor's and A1 by Moody's.

COMMON STOCK
During 1996 the Company purchased 765,400 shares of its common stock at a cost of $45.2 million, equal to an average price of $59.03 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based upon the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

  The number and cost of shares purchased during each of the last three years is shown below:

                                           1996         1995         1994
Shares purchased:
  Number..........................      765,400      947,908      603,700
  Total cost (millions)...........       $ 45.2       $ 50.1       $ 28.6
  Average cost....................       $59.03       $52.90       $47.39
Shares in treasury at year-end:
    Number........................   12,332,047   11,602,590   10,666,952
    Average cost..................       $38.73       $37.34       $35.93

   The number of shares remaining under the current purchase authorization was 834,392 shares as of December 31, 1996. On February 14, 1997, the Company's Board of Directors increased the authorization to 4,000,000 shares, which represents 11.7% of shares outstanding as of year-end 1996.

CAPITAL EMPLOYED
During 1996 total average capital employed in continuing operations was $1,094.1 million, up $51.9 million from the 1995 average of $1,042.2 million. The latter figure reflects an increase of $49.1 million, or 5%, from the $993.1 million employed on average in 1994. Average capital employed in the Company's business segments is shown in the table below (amounts in millions):

                                           1996         1995         1994
Construction Materials............     $  710.6     $  681.5       $688.1
Chemicals.........................        356.0        353.9        294.0
Cash items........................         27.5          6.8         11.0
  Total...........................     $1,094.1     $1,042.2       $993.1

  The sources and deployment of the year-to-year increases in total average capital employed are shown below (amounts in millions; parenthesis indicate a decrease):

                                                1995-96       1994-95
Sources:
  Short-term debt.................               $(31.5)       $  6.2
  Long-term obligations...........                 (6.4)         (5.8)
  Other noncurrent liabilities....                  8.2           9.7
  Shareholders' equity............                 81.6          39.0
    Total.........................               $ 51.9         $49.1
Deployment:
  Construction Materials..........               $ 29.1         $(6.6)
  Chemicals.......................                  2.1          59.9
  Cash items......................                 20.7          (4.2)
    Total.........................               $ 51.9         $49.1

  During the period 1992 through 1996, total average capital employed in continuing operations grew at an average annual compound rate of 2.5%, or by the cumulative amount of $116.5 million. During this period, interest-bearing debt decreased by $38.2 million and, as a percent of average capital employed, decreased from 14.2% to 9.2%.

  The following summary indicates the sources and deployment of the increase in average capital employed from 1992 to 1996 (amounts in millions):

                                                 Amount
                                               of Increase      % of
                                               (Decrease)      Total
Sources:
  Short-term debt.................               $(58.6)        (50)%
  Long-term obligations...........                 20.4          17
  Other noncurrent liabilities....                 (2.8)         (2)
  Shareholders' equity............                157.5         135
    Total.........................               $116.5         100 %
Deployment:
  Construction Materials..........               $(37.8)        (32)%
  Chemicals.......................                129.9         111
  Cash items......................                 24.4          21
    Total.........................               $116.5         100 %


SUPPLEMENTARY INFORMATION-QUARTERLY FINANCIAL DATA

                                                            First     Second    Third    Fourth     Full
Amounts in millions, except per share data                 Quarter   Quarter   Quarter   Quarter    Year
1996
Net sales.............................................      $308.5    $419.2    $443.6   $397.6   $1,568.9
Gross profit on sales.................................        70.1     129.3     139.6    114.5      453.5
Net earnings..........................................        20.1      58.6      62.1     47.8      188.6
Primary and fully diluted earnings per share..........         .57      1.65      1.77     1.37       5.36

1995
Net sales.............................................      $294.4    $382.8    $422.0   $361.8   $1,461.0
Gross profit on sales.................................        58.8     113.2     133.8    110.5      416.3
Net earnings..........................................         6.0      47.7      59.1     43.4      166.2
Primary and fully diluted earnings per share..........         .44      1.32      1.64     1.23       4.63

1994
Net sales.............................................      $216.9    $326.7    $360.4   $349.4   $1,253.4
Gross profit on sales.................................        21.0      77.4      90.4     79.4      268.2
Net earnings (loss)...................................       (5.2)      33.7      37.6     31.9       98.0
Primary and fully diluted earnings (loss) per share...       (.14)       .92      1.02      .87        .67


CONSOLIDATED STATEMENTS OF EARNINGS    Vulcan Materials Company and Subsidiary Companies

For the Years Ended December 31, 1996, 1995 and 1994
Amounts and shares in thousands, except per share data            1996          1995         1994

Net sales................................................   $1,568,945    $1,460,974   $1,253,360
Cost of goods sold.......................................    1,115,442     1,044,710      985,198
Gross profit on sales....................................      453,503       416,264      268,162
Selling, administrative and general expenses.............      175,128       159,829      125,036
Other operating costs....................................        3,887         6,347        5,526
Other income, net
  Interest income........................................        3,179         1,099        1,224
  Other, net.............................................       16,549        18,333       16,903
    Total other income, net..............................       19,728        19,432       18,127

Earnings before interest expense and income taxes........      294,216       269,520      155,727
Interest expense (Note 4)................................        8,636        11,099        9,821
Earnings before income taxes.............................      285,580       258,421      145,906
Provision for income taxes (Note 7)
  Current................................................       95,443        86,437       41,339
  Deferred...............................................        1,542         5,744        6,591
    Total provision for income taxes.....................       96,985        92,181       47,930
Net earnings.............................................   $  188,595    $  166,240   $   97,976

Primary and fully diluted net earnings per share.........        $5.36         $4.63        $2.67
Dividends per share......................................        $1.68         $1.46        $1.32
Average common and common equivalent
  shares outstanding.....................................       35,173        35,933       36,683

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS            Vulcan Materials Company and Subsidiary Companies

As of December 31, 1996, 1995 and 1994
Amounts in thousands, except per share data                       1996          1995         1994

ASSETS
Current assets
  Cash and cash equivalents (Note 2).....................   $   50,816    $   21,869   $    7,717
  Accounts and notes receivable:
    Customers, less allowance for doubtful accounts:
      1996, $8,106; 1995, $8,176; 1994, $8,244...........      176,864       170,757      170,954
    Other................................................        8,671        10,303       11,174
  Inventories (Note 3)...................................      128,578       126,801      112,481
  Deferred income taxes (Note 7).........................       23,474        26,555       29,074
  Prepaid expenses.......................................        5,642         5,836        5,398
       Total current assets..............................      394,045       362,121      336,798
Investments and long-term receivables....................       61,274        56,272       58,138
Property, plant and equipment, net (Note 4)..............      764,490       698,033      701,757
Deferred charges and other assets (Note 8, 14)...........      100,836        99,368       84,451

       Total.............................................   $1,320,645    $1,215,794   $1,181,144

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt...................    $    5,021   $    7,070   $    4,687
  Notes payable (Note 2).................................         3,289        3,569       42,779
  Trade payables and accruals............................        98,528       98,253      102,394
  Accrued income taxes...................................        29,606       22,262       19,423
  Accrued salaries and wages.............................        38,253       28,658       23,068
  Accrued interest.......................................         1,221        1,300        1,415
  Other accrued liabilities (Note 9).....................        18,736       16,297       17,582
       Total current liabilities.........................       194,654      177,409      211,348
Long-term debt (Note 5)..................................        85,535       90,278       97,380
Deferred income taxes (Note 7)...........................        86,968       85,935       82,507
Deferred management incentive and
  other compensation (Note 9)............................        26,251       26,618       21,575
Other postretirement benefits (Note 8)...................        36,222       32,717       29,835
Other noncurrent liabilities (Note 10)...................         7,351        6,199        6,870
Other commitments and contingent liabilities (Note 10)...
Shareholders' equity.....................................
  Common stock, $1 par value.............................        46,573       46,573       46,573
  Capital in excess of par value.........................        10,344        9,089        8,585
  Retained earnings......................................     1,304,367    1,174,171    1,059,779
       Total.............................................     1,361,284    1,229,833    1,114,937
  Less cost of stock in treasury.........................       477,620      433,195      383,308
       Total shareholders' equity........................       883,664      796,638      731,629
       Total.............................................    $1,320,645   $1,215,794   $1,181,144

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS  Vulcan Materials Company and Subsidiary Companies

For the Years Ended December 31, 1996, 1995 and 1994
Amounts in thousands                                              1996          1995         1994
OPERATIONS
Net earnings.............................................     $188,595      $166,240     $ 97,976
Adjustments to reconcile net earnings to
  net cash provided by continuing operations:
    Depreciation, depletion and amortization.............      112,600       110,677      106,695
    (Increase) decrease in assets before
     effects of business acquisitions:
       Accounts and notes receivable.....................        1,381         3,634      (21,188)
       Inventories.......................................        3,915       (11,899)         965
       Deferred income taxes.............................        3,081         2,519       (2,176)
       Prepaid expenses..................................          194          (362)       1,056
    Increase (decrease) in liabilities before
     effects of business acquisitions:
       Accrued interest and income taxes.................         (105)         (355)         (84)
       Trade payables, accruals, etc.....................       14,118        (1,352)      16,457
       Deferred income taxes.............................        1,032         3,428        8,314
       Other noncurrent liabilities......................        4,290         7,255         (266)
    Issuance of common stock in connection with
       Performance Share Plan............................        2,010           699          998
    Other, net...........................................       15,333       (13,126)         470
       Net cash provided by continuing operations........      346,444       267,358      209,217
       Net cash used for discontinued operations
         (Note 10).......................................         (912)         (902)        (958)

       Net cash provided by operations...................      345,532       266,456      208,259

INVESTING ACTIVITIES
Purchases of property, plant and equipment...............     (151,767)     (109,174)    (100,090)
Payment for business acquisitions........................      (64,765)      (27,172)     (87,540)
Proceeds from sale of property, plant and equipment......       11,952        31,881       15,358
Net investment in nonconsolidated companies..............       (1,233)       (1,913)      (2,112)
       Net cash used for investing activities............     (205,813)     (106,378)    (174,384)

FINANCING ACTIVITIES
Net borrowings (payments) - commercial paper
  and bank lines of credit...............................         (280)      (39,211)      42,779
Payment of short-term debt...............................       (6,849)       (4,687)      (1,809)
Payment of long-term debt................................          (62)          (32)      (4,403)
Purchases of common stock (Note 11)......................      (45,182)      (50,148)     (28,612)
Dividends paid...........................................      (58,399)      (51,848)     (48,109)
       Net cash used for financing activities............     (110,772)     (145,926)     (40,154)
Net increase (decrease) in cash and cash equivalents.....       28,947        14,152       (6,279)
Cash and cash equivalents at beginning of year...........       21,869         7,717       13,996

Cash and cash equivalents at end of year.................     $ 50,816      $ 21,869     $  7,717

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY   Vulcan Materials Company and Subsidiary Companies

For the Years Ended December 31, 1996, 1995 and 1994
Amounts and shares in thousands,                            1996                   1995                   1994
except per share data                                Shares       Amount    Shares       Amount    Shares       Amount
Common stock, $1 par value
Authorized: 160,000 shares
  Issued (no changes in 1996,
    1995 and 1994)................................   46,573   $   46,573    46,573   $   46,573    46,573   $   46,573

Capital in excess of par value
  Balance at beginning of year....................                 9,089                  8,585                  4,587
  Shares issued in connection with
    the acquisition of business...................                     -                      -                  3,490
  Distributions under Performance
    Share Plan....................................                 1,253                    414                    514
  Distributions under Stock Plan
    for Nonemployee Directors.....................                     -                     24                     23
  Other...........................................                     2                     66                    (29)

  Balance at end of year..........................                10,344                  9,089                  8,585

Retained earnings
  Balance at beginning of year....................             1,174,171              1,059,779              1,009,912
  Net earnings....................................               188,595                166,240                 97,976
  Cash dividends on common stock..................               (58,399)               (51,848)               (48,109)

  Balance at end of year..........................             1,304,367              1,174,171              1,059,779

Common stock held in treasury
  Balance at beginning of year                      (11,602)    (433,195)  (10,666)    (383,308)  (10,224)    (358,109)
  Shares issued in connection with
    the acquisition of business...................        -            -         -            -       140        2,952
  Purchase of common shares.......................     (765)     (45,182)     (948)     (50,148)     (604)     (28,612)
  Distributions under Performance
      Share Plan....................................     35          757        11          247        21          442
  Distributions under Stock Plan
    for Nonemployee Directors.....................        -            -         1           14         1           19

  Balance at end of year..........................  (12,332)    (477,620)  (11,602)    (433,195)  (10,666)    (383,308)

       Total......................................            $  883,664             $  796,638             $  731,629

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Vulcan Materials Company and Subsidiary Companies


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

INVENTORIES
The Company uses the last-in, first-out ("LIFO") method of valuation for most of its inventories because it results in a better matching of costs with revenues. Inventories, other than operating supplies, are stated at the lower of cost, as determined by the LIFO method, or market. Such cost includes raw materials, direct labor and production overhead. Substantially all operating supplies are carried at average cost, which does not exceed market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost less allowances for accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.

DEPRECIATION, DEPLETION AND AMORTIZATION
Depreciation is computed by the straight-line method at rates based upon the estimated service lives of the various classes of assets, which include machinery and equipment, buildings, and land improvements. Amortization of capitalized leases is included with depreciation expense.
    Cost depletion on depletable quarry land is computed by the unit of production method based upon estimated recoverable units.
    Leaseholds are amortized over varying periods not in excess of applicable lease terms.

GOODWILL
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is amortized on a straight-line basis over periods ranging from fifteen to twenty years.

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

EARNINGS PER SHARE
Primary and fully diluted earnings per share of common stock are computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents relate to stock options and shares contingently issuable under long-term performance share plans.

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

RECLASSIFICATIONS
Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1996 presentation.

2.   CASH

Bank lines of credit amounted to $130,000,000 at year-end 1996, 1995 and 1994. At year-end 1996 and 1995 the Company did not have any commercial paper outstanding, but did have $3,100,000 and $3,400,000, respectively, in bank borrowings referable to a Canadian subsidiary. At the end of 1994, $35,000,000 was used to back up commercial paper outstanding and $7,800,000 was drawn down as bank borrowings.
    All of the lines of credit extended to the Company in 1996, 1995 and 1994 were based on a commitment fee arrangement. The Company also maintained balances or paid fees to compensate its banks for certain services. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a twelve-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.

3.   INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                                               1996         1995         1994
Finished products...................       $ 87,459     $ 90,009     $ 77,721
Raw materials.......................         10,115       10,062        9,248
Products in process.................            873          979          622
Operating supplies and other........         30,131       25,751       24,890
    Total inventories...............       $128,578     $126,801     $112,481

    The above amounts include inventories valued under the LIFO method totaling $96,045,000, $97,959,000 and $79,909,000 at December 31, 1996, 1995 and 1994,
respectively. Estimated current cost exceeded LIFO cost at December 31, 1996, 1995 and 1994 by $35,747,000, $36,899,000 and $29,049,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been a decrease of $702,000 ($.02 per share effect) in 1996, an increase of $4,784,000 ($.13 per share effect) in 1995, and a decrease of $2,476,000 ($.07 per share effect) in 1994.

4.   PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                               1996         1995         1994
Land and land improvements..........     $  222,546   $  203,920   $  206,457
Buildings...........................         82,049       77,732       76,629
Machinery and equipment.............      1,630,089    1,536,742    1,486,577
Leaseholds..........................          7,118        6,483        6,471
Construction in progress............         60,362       34,559       32,754
     Total..........................      2,002,164    1,859,436    1,808,888
Less allowances for depreciation,
  depletion and amortization........      1,237,674    1,161,403    1,107,131

Property, plant and equipment, net..     $  764,490   $  698,033   $  701,757

    The Company capitalized interest costs of $627,000 in 1996, $297,000 in 1995 and $878,000 in 1994 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount was $9,263,000 in 1996, $11,396,000 in 1995 and $10,699,000 in 1994.

5.   DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

                                               1996         1995         1994
Medium-term notes...................        $66,000     $ 71,000      $76,000
Variable rate pollution
  control revenue bonds.............          8,200        1,200        3,000
6 5/8% pollution control
  revenue bonds.....................              -        6,800        6,800
6 3/8% pollution control
  revenue bonds.....................          5,800        5,800        5,800
Other notes.........................          5,535        5,478        5,780
     Total..........................        $85,535     $ 90,278      $97,380

Estimated fair value................        $93,507     $101,782      $98,597

    In May 1991 the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of the medium-term notes in 1991 totaled $81,000,000. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximated 13 years. Maturities at the time of issuance ranged from three to thirty years with a maximum of $10,000,000 due in any one year. At that time, the weighted average interest rate on the notes was 8.53% with a range of 7.59% to 8.85%. The $66,000,000 in notes outstanding as of December 31, 1996 have a weighted average maturity of
9.5 years with a weighted average interest rate of 8.70%.
    The 6 5/8% pollution control revenue bonds and the variable rate pollution control revenue bonds were called and refunded in 1996. In connection with the refunding, $8,200,000 of tax exempt bonds were issued and currently bear interest at a variable rate which is reset weekly by the remarketing agent. The interest rate on these bonds may be changed to another variable rate option, or to a fixed rate, in accordance with the provisions of the trust indenture. The 6 3/8% pollution control revenue bonds issued in 1992 mature in 2012.
    Other notes include $3,000,000 representing a fixed rate tax exempt industrial development bond issue which matures in 2011 and notes issued for businesses acquired.
    The aggregate principal payments for the five years subsequent to December 31, 1996 are: 1997-$5,021,000; 1998-$5,185,000; 1999-$5,184,000;
2000-$5,182,000 and 2001-$5,165,000.
    The Company is not subject to any contractual restrictions on the aggregate amount of its indebtedness or minimum working capital, or the amount it may expend for cash dividends and purchases of its stock.
    The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of deferred income taxes, accounts payable, accrued income taxes, accrued interest, and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value.
The fair value estimates presented are based on information available to management as of December 31, 1996, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

6.   OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

                                               1996         1995         1994
Minimum rentals.....................        $17,188      $14,260      $16,138
Contingent rentals (based
  principally on usage).............         10,677       11,205       11,212
   Total............................        $27,865      $25,465      $27,350

    Future minimum operating lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1996 range from $4,100,000 to $11,948,000 annually through 2001 and aggregate $13,502,000 thereafter. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

7.   INCOME TAXES

The components of earnings before income taxes are as follows (in thousands of dollars):
                                                1996        1995         1994
Domestic............................        $279,801    $253,991     $143,502
Foreign.............................           5,779       4,430        2,404
   Total............................        $285,580    $258,421     $145,906

    Provisions for income taxes consist of the following (in thousands of dollars):
                                                1996        1995         1994
Current:
  Federal...........................         $80,704     $72,332      $34,194
  State and local...................          14,595      14,087        7,135
  Foreign...........................             144          18           10
     Total..........................          95,443      86,437       41,339

Deferred:
  Federal...........................           1,446       4,861        5,953
  State and local...................              96         883          578
  Foreign...........................               -           -           60
     Total..........................           1,542       5,744        6,591

Total provision.....................         $96,985     $92,181      $47,930

    The effective tax rate varied from the federal statutory income tax rate due to the following:
                                                1996        1995         1994
Federal statutory tax rate..........           35.0%       35.0%        35.0%
Increase (decrease) in tax
  rate resulting from:
    Depletion.......................           (4.8)       (4.5)        (7.2)
    State and local income
      taxes, net of federal
      income tax benefit............            3.3         3.8          3.4
    Miscellaneous items.............             .5         1.4          1.6

Effective tax rate..................           34.0%       35.7%        32.8%

    Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                               1996         1995         1994
Deferred tax assets related to:
  Accrual for post-retirement
   benefits.........................       $ 14,149     $ 13,318      $12,123
  Accrual for environmental
   reclamation......................            396        1,604        5,902
  Accounts receivable,
   principally allowance
   for doubtful accounts............          3,493        3,592        3,780
  Inventory adjustments.............          6,101        7,278        7,079
  Pensions, incentives and
   deferred compensation............         10,463       10,066        7,142
  Other items.......................         10,339        9,518        7,765

     Total deferred tax assets......         44,941       45,376       43,791

Deferred tax liabilities
 related to:
  Fixed assets, principally
    depreciation...................         101,316       98,821       92,120
  Other items......................           7,119        5,935        5,259

     Total deferred tax
       liabilities.................         108,435      104,756       97,379

Net deferred tax liability.........        $ 63,494     $ 59,380      $53,588

8.   PENSION AND POSTRETIREMENT BENEFIT PLANS

PENSION PLANS
The Company sponsors three noncontributory, defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan provides benefits equal to a flat dollar amount for each year of service.
    Charges to earnings referable to company administered pension plans totaled $5,185,000 in 1996, $1,187,000 in 1995 and $3,088,000 in 1994. Components of
the net periodic pension charges are as follows (in thousands of dollars):

                                               1996         1995         1994
Service cost - benefits earned
  during the period.................        $11,631      $ 8,665      $ 9,551
Interest cost.......................         19,069       18,019       17,167
Actual return on plan assets........        (43,867)     (51,744)      (3,923)
Net amortization and deferral.......         18,352       26,247      (19,707)

  Net periodic pension charge.......        $ 5,185      $ 1,187      $ 3,088

    The Company's qualified pension plans have assets in excess of the accumulated benefit obligation. Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Unrecognized net plan assets at the implementation of SFAS No. 87, Employers' Accounting for Pensions, in 1986 are being amortized over the average of the covered employees' remaining service lives, which range from 12 to 16 years. The following table reconciles the funded status of all the Company's plans with the related amounts recognized in the Company's consolidated balance sheets at December 31 (in thousands of dollars):
                                               1996         1995         1994
Actuarial present value
  of benefit obligations:
  Based on employment
    service to date and
    current salary levels:
      Vested........................      $(173,166)   $(174,436)   $(134,409)
      Nonvested.....................         (8,693)      (7,143)      (4,792)
      Accumulated benefit
        obligation..................       (181,859)    (181,579)    (139,201)
   Effect of projected
     future salary increases........        (85,430)     (83,011)     (68,107)
   Projected benefit obligation.....       (267,289)    (264,590)    (207,308)
Plan assets at fair market value....        337,326      305,398      264,174

Plan assets in excess of
  projected benefit obligation......         70,037       40,808       56,866
Unamortized portion of
  unrecognized net asset at
  implementation of SFAS No. 87.....        (10,212)     (13,225)     (16,696)
Unrecognized net gain...............        (68,163)     (26,057)     (38,748)
Unrecognized prior service cost.....         12,632        8,148        9,151

     Net prepaid pension cost.......      $   4,294    $   9,674    $  10,573

    Annual net periodic pension charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related pension obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1996         1995         1994
Discount rates used to determine
  the pension obligations...........          7.50%        7.00%        8.50%
Discount rates used to determine
  the net periodic cost and
  other recognized gains
    - First 18 years................          7.00         8.50         7.25
    - Thereafter....................          7.00         8.50         7.25
Rates of increase in
  compensation levels
  (for salary-related plans)........          4.25         4.25         5.00
Expected long-term rates
  of return on plan assets..........          8.25         8.25         8.25

    The Company funds the pension trusts currently in amounts determined under the individual entry age level premium method, including benefit increases expected as a result of projected wage and salary increases occurring between the date of valuation and the individual retirement dates.

    Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $2,090,000 in 1996, $1,859,000 in 1995 and $1,617,000 in 1994.
The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Seventeen percent of the labor force is covered by collective bargaining agreements and 23% are covered by labor agreements that expire within one year.

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

                                               1996         1995         1994
Service cost - benefits attributed
  to service during the period......         $2,045       $1,965       $1,742
Interest cost.......................          3,013        3,558        2,919
Actual return on assets.............           (196)        (158)        (150)
Net amortization and deferral.......             88          209          329
  Net periodic postretirement
     benefit cost...................         $4,950       $5,574       $4,840

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

                                               1996         1995         1994
Accumulated postretirement
  benefit obligation:...............
  Retirees..........................       $ (9,991)    $(11,355)    $(10,570)
  Fully eligible active
    plan participants...............        (13,227)     (13,658)     (11,934)
  Other active plan participants....        (20,415)     (19,478)     (18,439)
    Total accumulated postretirement
    benefit obligation..............        (43,633)     (44,491)     (40,943)
Plan assets at fair market value....          3,119        2,842        2,628
Accumulated postretirement benefit
  obligation in excess
  of plan assets....................        (40,514)     (41,649)     (38,315)
Unrecognized prior service cost.....              5            6            6
Unrecognized net loss...............          4,287        7,726        7,274
  Accrued postretirement
    benefit cost....................       $(36,222)    $(33,917)    $(31,035)

    Annual net periodic postretirement benefit charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related benefit obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                               1996         1995         1994
Discount rates......................          7.50%        7.00%        8.50%
Expected long-term rate
  of return on plan assets..........          7.00         7.00         7.00
Rate of increase in per
  capita claims cost
    -  First year...................          9.00        10.00        12.00
    -  Ultimate rate................          5.00         5.00         6.00

    If the health care cost trend rates were increased 1.0% each year, the accumulated postretirement benefit obligation as of December 31, 1996 would have increased by $4,537,000 (or 10.9%) and the aggregate of the service and interest cost for 1996 would have increased by $613,000 (or 12.1%).

9.   INCENTIVE PLANS

STOCK-BASED COMPENSATION PLANS
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This new standard defines a fair value method of accounting for stock-based compensation. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies also are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but are required to disclose in a note to the financial statements pro forma information as if the company had applied the new method of accounting. The Company has elected to continue to follow APB 25, and the required pro forma disclosures are presented below.
    The Company's 1996 Long-Term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of: stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents, and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is .95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year plus the unused shares that are carried over from prior years.
    Stock options issued during 1996 were granted at the fair market value of the stock on the date of the grant. They vest ratably over five years and expire ten years subsequent to the grant.
    Performance share awards were granted through 1995. These awards are based on the achievement of established performance goals and the majority of the awards vest over five years. Expense provisions referable to these plans amounted to $4,373,000 in 1996, $6,742,000 in 1995 and $3,894,000 in 1994.
Expense provisions were also affected by changes in the market value of the Company's common stock.
    Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that Statement. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.4%; dividend yields of 2.9%; volatility factors of the expected market price of the Company's common stock of 14.5% and a weighted-average expected life of the option of five years. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date.
    For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying SFAS 123 on a pro forma basis would be immaterial to 1996 and 1995 net earnings and earnings per share. A summary of the Company's stock option activity, related information as of December 31, 1996 and changes during the year is presented below:
                                                           Weighted Average
                                                 Shares     Exercise Price
Outstanding at beginning of year....                  -        $   -
  Granted...........................            429,800        $56.61
  Forfeited.........................                850        $56.56
Outstanding at end of year..........            428,950        $56.61

Options exercisable at year-end.....                  -
Weighted-average grant date
  fair value of each option
  granted during the year...........             $10.35

    Exercise prices for options outstanding at December 31, 1996 ranged from $55.75 to $59.19. The weighted-average remaining contractual life of the options is 9.38 years.
    The number and weighted-average grant date fair value of performance share awards is presented below:

                                                   1996          1995
Number of awards....................                  -       126,760
Weighted-average grant date
  fair value of each award
  granted during the year...........                  -        $39.35


CASH BASED COMPENSATION PLANS
The Company has a management incentive plan under which cash awards may be made annually to officers and key employees. Expense provisions referable to the plans amounted to $8,500,000 in 1996, $5,550,000 in 1995 and $3,600,000
in 1994.

10.  OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1987 the Company formed three jointly owned companies with Industrias ICA, S.A. de C.V., ("Indica"), a principal member of Grupo ICA, one of Mexico's leading diversified industrial entities, to develop and operate a limestone quarry on Mexico's Yucatan Peninsula and to import Mexican crushed stone for sale along the U.S. Gulf Coast. The shareholder agreements for these three companies provide that each sponsor will contribute its share of the equity required to fund the joint venture. The Company's share of $71,903,000 had been contributed as of December 31, 1996; Indica contributed a substantially equal pro rata amount. The jointly owned companies have entered into credit agreements which have loan balances totaling $41,596,000. The Company and Indica have agreed to guarantee these loans on a several and pro rata basis equal to approximately 50% each.
Certain of the loan guarantees will be terminated if and when the project meets defined financial tests. In addition, the Company has approximately $3,700,000 outstanding from the three companies at December 31, 1996 as its share of loans to the joint venture. The carrying amount of net assets of the entities located outside the United States was $49,723,000 as of December 31, 1996.
    Other commitments of the Company include the purchase of property, plant and equipment approximating $23,221,000 at December 31, 1996.
    The Company is a defendant in various lawsuits incident to the ordinary course of business. It is not possible to determine with precision the probable outcome or the amount of liability, if any, under these lawsuits; however, in the opinion of the Company and its counsel, the disposition of these lawsuits will not adversely affect the consolidated financial statements of the Company to a material extent.
    In 1991 the Environmental Protection Agency ("EPA") issued a unilateral administrative order which directed the named respondents, including the Company and other potentially responsible parties ("PRPs"), to clean up a now-closed third party waste disposal site to which the Chemicals segment last shipped waste materials in 1970. During the years 1986 through 1995, the Company recorded provisions totaling $39,300,000 for environmental remediation at this site. During 1996 the Company and the other participating PRPs completed all activities relating to site remediation, with the exception of ongoing operation and maintenance of the remedy. The EPA anticipates conducting its five-year review of site conditions mid-year 1998. If site conditions are satisfactory based on that review, the site will thereafter be removed from the National Priority List of Superfund sites. The Company believes that total provisions now recorded are adequate to cover its share of the anticipated remaining costs. Provisions for other environmental expenses for the last three years have not been material.
    The Company's consolidated balance sheets as of December 31 include accrued environmental cleanup costs for the Chemicals segment of $3,732,000 in 1996, $2,765,000 for 1995 and $12,867,000 for 1994.
    In 1987 the Company discontinued its former Metals segment and recorded a loss on disposal that reflected provisions for phaseout costs, including the estimated cost of contractual liabilities associated with remediation of environmental conditions at several Metals plants. An additional provision for estimated phaseout costs was recorded in 1989. The Company has made significant progress in addressing these contractual liabilities by completing several environmental remediation projects at certain of these Metals plants. Expenditures for these projects were within recorded provisions. While the Company believes its recorded provisions are adequate to address the remainder of these contractual liabilities and other liabilities associated with these operations, factors that might impact the adequacy of provisions include the results of further environmental testing, engineering analyses and planning, and negotiations among interested parties.
    Current liabilities reported on the Company's consolidated balance sheets include accrued provisions for discontinued operations in the following amounts as of December 31: $905,000 in 1996; $1,805,000 in 1995 and $2,649,000
in 1994. In addition, other noncurrent liabilities include $240,000 in 1996 and $493,000 each in 1995 and 1994 referable to discontinued operations.

11.  COMMON STOCK

A total of 12,816,971 shares has been purchased at a cost of $487,852,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 834,392 shares as of December 31, 1996. On February 14, 1997, the Company's Board of Directors increased the authorization to 4,000,000 shares.

12.  SEGMENT DATA

Operations in the Company's Construction Materials segment principally involve the production and sale of aggregates and related products and services. Sales are in 17 states located in the southeast, midwest and southwest regions of the United States. Customers primarily use aggregates in the construction and maintenance of highways, roads and streets and in the construction of housing and nonresidential, commercial and industrial facilities.
    The Chemicals segment, through its Chloralkali Business Unit, produces and sells basic industrial and specialty chemicals, including chlorine, caustic soda and chlorinated organic chemicals. Principal markets for these chemicals include pulp and paper, energy, food and
pharmaceuticals, textiles, water management, and chemical processing.
The Performance Systems Business Unit offers a unique blend of products, services, technologies and manufacturing capabilities for a variety of customer needs in the pulp and paper, textile, water management, and food processing industries. Products are principally marketed throughout the United States, but are also exported to Mexico, the Far East and
Western Europe.
    Segment data referable to net sales to unaffiliated customers, property additions, and depreciation, depletion and amortization are provided in Segment Financial Data on pages 74 and 75.
    The Company's determination of segment earnings recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings and also reflects allocations of general corporate expenses to the segments. SFAS No. 14, Financial Reporting for Segments of a
Business Enterprise, does not provide for the inclusion of these items in "operating profit or loss of reportable segments." The net amounts of those items were expenses of $16,231,000 in 1996, $22,533,000 in 1995 and $14,110,000 in 1994.
    Segment earnings are reconciled with earnings before income taxes as follows (in thousands of dollars):
                                               1996         1995         1994
Segment Earnings:
  Construction Materials............       $197,315     $181,528     $162,505
  Chemicals.........................         94,707       87,792       (7,349)

                                            292,022      269,320      155,156
Interest income, etc................          2,194          200          571
Interest expense....................         (8,636)     (11,099)      (9,821)
Earnings before income taxes........       $285,580     $258,421     $145,906

    Identifiable assets by segment at December 31 are as follows (in thousands of dollars):
                                               1996         1995         1994
Construction Materials..............     $  719,618   $  690,044   $  678,793
Chemicals...........................        441,088      395,487      389,491
Total identifiable assets...........      1,160,706    1,085,531    1,068,284
Investment in nonconsolidated
  affiliates........................         56,043       50,780       53,902
General corporate assets............         53,080       57,614       51,241
Cash items..........................         50,816       21,869        7,717
Total assets........................     $1,320,645   $1,215,794   $1,181,144


13.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

                                               1996         1995         1994
Cash payments:
  Interest (exclusive of
    amount capitalized).............        $ 8,715      $11,214      $ 9,762
  Income taxes......................         85,492       85,324       36,846
Noncash investing and
 financing activities:
   Amounts referable to
    business acquisitions:
      Liabilities assumed...........          5,051       1,382        12,198
      Fair value of stock issued....              -           -         6,443

14.  ACQUISITIONS

At various dates during 1996 the Company acquired the net assets and businesses of several companies. The combined purchase price was approximately $64,000,000. Funds for the purchases were primarily provided by internally generated cash flows. The amount by which the total cost of these acquisitions exceeded the fair value of the assets acquired was recognized as goodwill and will be amortized under the Company's normal amortization policy.
    All of the 1996 acquisitions described above were accounted for as purchases and accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. On a pro forma basis, as if the assets and business had been acquired at the beginning of fiscal 1995, revenue, net income and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 1996 and 1995.
    On August 1, 1994, the Company acquired the net assets and business of Callaway Chemical Company from Exxon Chemical Company. In a related transaction, the Company also acquired the net assets and business of Comcor Chemicals Limited from Exxon Corporation's affiliated Canadian company, Imperial Oil Limited. The Company paid cash for the assets acquired. The purchase price paid for all assets, including net working capital, was approximately $82,000,000. Funds for the purchase price were primarily obtained by the Company through issuance and sale of short-term notes.
    Goodwill recorded on the Company's balance sheet as of December 31, 1996 amounted to $69,523,000.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND INTERNAL CONTROL

The Shareholders of Vulcan Materials Company:

Vulcan's management acknowledges and accepts its responsibility for all the information contained in the financial statements and other sections of this report. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and we believe they reflect fairly the Company's financial position, results of operations and cash flows for the periods shown. The financial statements necessarily reflect our informed judgments and estimates of the expected outcome of numerous current events and transactions.
    The Company maintains an internal control structure which we believe provides reasonable assurance that the Company's financial statements, books and records accurately reflect the Company's financial condition, results of operations and cash flows and that the Company's assets are safeguarded from loss or unauthorized use. This internal control structure includes well-defined and communicated policies and procedures, organizational structures that provide for appropriate separations of responsibilities, high standards applied in the selection and training of management personnel and adequate procedures for properly assessing and applying accounting principles, including careful consideration of the accuracy and appropriateness of all significant accounting estimates. Vulcan also has an internal audit function that continually reviews compliance with established policies and procedures.
    The Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of the Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.
    The Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Review Committee, which is composed of five outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Review Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.


/s/ D. F. Sansone
D. F. Sansone
Vice President, Finance


/s/ E. A. Khan
E. A. Khan
Controller

February 7, 1997


INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1996, 1995, and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Birmingham, Alabama
February 7, 1997

FINANCIAL TERMINOLOGY

Capital employed
   For the Company: the sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and short-term debt

Cash items
   The sum of cash, cash equivalents and short-term investments

Common shareholders' equity
   The sum of common stock (less the cost of common stock in treasury), capital in excess of par value and retained earnings, as reported in the balance sheet

Long-term capital
   The sum of long-term debt, other noncurrent liabilities and shareholders' equity

Operating income from continuing operations after taxes
   For the Company: net earnings from continuing operations plus the after-tax cost of interest expense; for a segment: segment earnings less the segment's computed share of the consolidated provision for income taxes

Property additions*
   Capitalized replacements of and additions to property, plant and equipment (and such assets of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts

Ratio of earnings to fixed charges
   The sum of earnings from continuing operations before income taxes, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

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