Form 10-K, Exhibit 13
period 1997-12-31
VULCAN MATERIALS CO
filed 1998-03-27
CIK 103973

                                                                      EXHIBIT 13

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

         The Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of the Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented on the following page.

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



P. J. Clemens, III
Executive Vice President, Finance & Administration and Treasurer



E. A. Khan
Controller

February 6, 1998

INDEPENDENT AUDITORS' REPORT


The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1997, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Birmingham, Alabama
February 6, 1998

CONSOLIDATED STATEMENTS OF EARNINGS
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------


For the Years Ended December 31, 1997, 1996 and 1995

Amounts in thousands, except per share data                     1997            1996            1995
----------------------------------------------------------------------------------------------------
Net sales ..........................................      $1,678,581      $1,568,945      $1,460,974
Cost of goods sold .................................       1,199,453       1,115,442       1,044,710
                                                          ----------      --------------------------
Gross profit on sales ..............................         479,128         453,503         416,264
Selling, administrative and general expenses .......         190,446         175,128         159,829
Other operating costs ..............................           5,112           3,887           6,347
Other income, net
  Interest income ..................................           3,190           3,179           1,099
  Other, net .......................................          20,655          16,549          18,333
                                                          ----------      --------------------------
             Total other income, net ...............          23,845          19,728          19,432
                                                          ----------      --------------------------
Earnings before interest expense and income taxes ..         307,415         294,216         269,520
Interest expense (Note 4) ..........................           6,914           8,636          11,099
                                                          ----------      --------------------------
Earnings before income taxes .......................         300,501         285,580         258,421
Provision for income taxes (Note 7)
  Current ..........................................          84,806          95,443          86,437
  Deferred .........................................           6,550           1,542           5,744
                                                          ----------      --------------------------
             Total provision for income taxes ......          91,356          96,985          92,181
                                                          ----------      --------------------------
Net earnings .......................................      $  209,145      $  188,595      $  166,240
                                                          ==========      ==========================


Basic net earnings per share .......................      $     6.18      $     5.43      $     4.68
Diluted net earnings per share .....................      $     6.10      $     5.36      $     4.63

Dividends per share ................................      $     1.88      $     1.68      $     1.46

Average common shares outstanding ..................          33,828          34,758          35,544
Average common shares outstanding, assuming dilution          34,283          35,173          35,933


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------



As of December 31, 1997, 1996 and 1995

Amounts in thousands, except per share data                              1997            1996            1995
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents (Note 2) ........................      $  128,566      $   50,816      $   21,869
  Accounts and notes receivable:
    Customers, less allowance for doubtful accounts:
        1997, $7,548; 1996, $8,106; 1995, $8,176 ............         189,389         176,864         170,757
    Other ...................................................          10,361           8,671          10,303
  Inventories  (Note 3) .....................................         132,359         128,578         126,801
  Deferred income taxes (Note 7) ............................          21,385          23,474          26,555
  Prepaid expenses ..........................................           5,072           5,642           5,836
                                                                   ----------      --------------------------
             Total current assets ...........................         487,132         394,045         362,121
Investments and long-term receivables .......................          63,482          61,274          56,272
Property, plant and equipment, net (Note 4) .................         808,419         764,490         698,033
Deferred charges and other assets (Notes 8, 14) .............          90,213         100,836          99,368
                                                                   ----------      --------------------------
             Total ..........................................      $1,449,246      $1,320,645      $1,215,794
                                                                   ==========      ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt ......................      $    5,408      $    5,021      $    7,070
  Notes payable (Note 2) ....................................           3,654           3,289           3,569
  Trade payables and accruals ...............................         112,548          98,528          98,253
  Accrued income taxes ......................................          21,749          29,606          22,262
  Accrued salaries and wages ................................          41,858          38,253          28,658
  Accrued interest ..........................................           1,360           1,221           1,300
  Other accrued liabilities (Note 9) ........................          21,120          18,736          16,297
                                                                   ----------      --------------------------
             Total current liabilities ......................         207,697         194,654         177,409
Long-term debt (Note 5) .....................................          81,931          85,535          90,278
Deferred income taxes (Note 7) ..............................          88,719          86,968          85,935
Deferred management incentive and other compensation
  (Note 9)...................................................          33,849          26,251          26,618
Other postretirement benefits (Note 8) ......................          37,924          36,222          32,717
Other noncurrent liabilities (Note 10) ......................           7,629           7,351           6,199
                                                                   ----------      --------------------------
             Total liabilities ..............................         457,749         436,981         419,156
                                                                   ----------      --------------------------
Other commitments and contingent liabilities (Note 10) ......               0               0               0
Shareholders' equity
  Common stock, $1 par value ................................          46,573          46,573          46,573
  Capital in excess of par value ............................          14,047          10,344           9,089
  Retained earnings .........................................       1,449,890       1,304,367       1,174,171
                                                                   ----------      --------------------------
             Total ..........................................       1,510,510       1,361,284       1,229,833
  Less cost of stock in treasury ............................         519,013         477,620         433,195
                                                                   ----------      --------------------------
             Total shareholders' equity .....................         991,497         883,664         796,638
                                                                   ----------      --------------------------
             Total ..........................................      $1,449,246      $1,320,645      $1,215,794
                                                                   ==========      ==========================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------


For the Years Ended December 31, 1997, 1996 and 1995

Amounts in thousands                                                                   1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings ...............................................................      $ 209,145       $ 188,595       $ 166,240
Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation, depletion and amortization .............................        120,624         112,600         110,677
      (Increase) decrease in assets before effects of business acquisitions:
              Accounts and notes receivable ................................        (14,215)          1,381           3,634
               Inventories .................................................         (3,751)          3,915         (11,899)
               Deferred income taxes .......................................          2,089           3,081           2,519
               Prepaid expenses ............................................            570             194            (362)
      Increase (decrease) in liabilities before effects of business acquisitions:
               Accrued interest and income taxes ...........................            139            (105)           (355)
               Trade payables, accrual, etc ................................         (2,070)         14,118          (1,352)
                Deferred income taxes ......................................          1,752           1,032           3,428
                Other noncurrent liabilities ...............................          9,578           4,290           7,255
      Issuance of common stock in connection with stock-based
           incentive plans .................................................          5,451           2,010             699
        Other, net .........................................................         16,502          14,421         (14,028)
                                                                                  ---------       ---------       ---------
          Net cash provided by operating activities ........................        345,814         345,532         266,456

INVESTING ACTIVITIES
Purchases of property, plant and equipment .................................       (161,238)       (151,767)       (109,174)
Payment for business acquisitions ..........................................        (12,086)        (64,765)        (27,172)
Proceeds from sale of property, plant and equipment ........................         16,446          11,952          31,881
Net investment in nonconsolidated companies ................................            150          (1,233)         (1,913)
                                                                                  ---------       -------------------------
          Net cash used for investing activities ...........................       (156,728)       (205,813)       (106,378)
                                                                                  ---------       -------------------------

FINANCING ACTIVITIES
Net borrowings (payments) - commercial paper and bank lines of credit ......            365            (280)        (39,211)
Payment of short-term debt .................................................         (5,000)         (6,849)         (4,687)
Payment of long-term debt ..................................................            (19)            (62)            (32)
Purchases of common stock (Note 11) ........................................        (43,060)        (45,182)        (50,148)
Dividends paid .............................................................        (63,622)        (58,399)        (51,848)
                                                                                  ---------       -------------------------
          Net cash used for financing activities ...........................       (111,336)       (110,772)       (145,926)
                                                                                  ---------       -------------------------
Net increase in cash and cash equivalents ..................................         77,750          28,947          14,152
Cash and cash equivalents at beginning of year .............................         50,816          21,869           7,717
                                                                                  ---------       -------------------------
Cash and cash equivalents at end of year ...................................      $ 128,566       $  50,816       $  21,869
                                                                                  =========       =========================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------


For the Years Ended December 31, 1997, 1996 and 1995

Amounts in thousands, except per share data
                                                  1997                      1996                     1995
                                           SHARES      AMOUNT        Shares      Amount        Shares      Amount
-------------------------------------------------------------------------------------------------------------------
Common stock, $1 par value
Authorized: 160,000 shares
      Issued (no changes in 1997, 1996
         and 1995) ...................     46,573    $   46,573      46,573    $   46,573      46,573    $   46,573
                                          -------    ----------     -------    ----------     -------    ----------

Capital in excess of par value
       Balance at beginning of year ..                   10,344                     9,089                     8,585
       Distributions under stock-based
            incentive plans ..........                    3,784                     1,253                       438
       Other .........................                      (81)                        2                        66
                                                     ----------                ----------                ----------
       Balance at end of year ........                   14,047                    10,344                     9,089
                                                     ----------                ----------                ----------

Retained earnings
       Balance at beginning of year ..                1,304,367                 1,174,171                 1,059,779
       Net earnings ..................                  209,145                   188,595                   166,240
       Cash dividends on common stock.                  (63,622)                  (58,399)                  (51,848)
                                                     ----------                ----------                ----------
       Balance at end of year ........                1,449,890                 1,304,367                 1,174,171
                                                     ----------                ----------                ----------

Common stock held in treasury
       Balance at beginning of year ..    (12,332)     (477,620)    (11,602)     (433,195)    (10,666)     (383,308)
       Purchase of common shares .....       (631)      (43,060)       (765)      (45,182)       (948)      (50,148)
       Distributions under stock-based
            incentive plans ..........         78         1,667          35           757          12           261
                                          -------    ----------     -------    ----------     -------    ----------
       Balance at end of year ........    (12,885)     (519,013)    (12,332)     (477,620)    (11,602)     (433,195)
                                          -------    ----------     -------    ----------     -------    ----------
                Total ................               $  991,497                $  883,664                $  796,638
                                                     ==========                ==========                ==========


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

RESULTS OF OPERATIONS

Vulcan's 1997 sales, net earnings and earnings per share were at record levels. Net earnings and diluted earnings per share were $209.1 million and $6.10, respectively. The comparable 1996 net earnings and diluted earnings per share were $188.6 million and $5.36, respectively. Sales in 1997 were $1.679 billion, up from the 1996 total of $1.569 billion. Pretax earnings totaled $300.5 million, up 5% from last year's amount of $285.6 million.

CONSTRUCTION MATERIALS

1997 VS. 1996 For the fifth consecutive year, Construction Materials sales surpassed previous records. Net sales for 1997 totaled $1.051 billion, up 9% from the 1996 result of $961.9 million. The 1997 result reflects a 6% increase in shipments and a 3% rise in the average unit selling price of crushed stone, the segment's principal product. Of the total increase in sales of $89.1 million, $63.3 million was related to increased volume and $25.8 million was due to higher prices.

         Segment earnings of $229.3 million, which are before interest expense and income taxes, also were at a record level and were up 16% from 1996's record level of $197.3 million. The favorable effects of higher crushed stone shipments and prices as well as lower production costs were partially offset by higher overhead costs due mainly to increased provisions associated with stock-based incentive plans.

1996 VS. 1995 Net sales for 1996 totaled $961.9 million, up 9% from the 1995 result of $884.7 million. The 1996 result reflected a 7% increase in shipments and a 3% rise in the average unit selling price of crushed stone. Of the total increase in sales of $77.2 million, $54.4 million was related to increased volume and $22.8 million was due to higher prices.

         Segment earnings of $197.3 million were up 9% from 1995's record level of $181.5 million. Results for 1996 include pretax gains totaling approximately $5.2 million from the sale of assets, primarily surplus land, as compared to the 1995 total of $16.5 million. When gains referable to asset sales are excluded from both years' results, 1996 earnings were 16% better than 1995 due principally to higher crushed stone shipments and improved prices. The favorable effects of higher volume and prices were partially offset by higher operating costs due mainly to the full-year impact of new operations.

CHEMICALS

1997 VS. 1996 Record 1997 sales of $627.6 million were up 3% from the record 1996 level of $607 million. The growth came primarily from increased Performance Systems sales. Chloralkali sales were essentially unchanged from 1996 as the effect of lower caustic soda prices was nearly offset by higher revenues from chlorine and chlorine derivative products.

         Segment earnings of $75.8 million in 1997 were down 20% from the record 1996 level of $94.7 million. The decrease primarily reflects a 34% decline in caustic soda prices and higher raw material costs. This was partially offset by higher pricing for chlorine and derivative products, as well as improved earnings from Performance Systems.

1996 VS. 1995 Sales of $607.0 million were up 5% from the 1995 level of $576.3 million. Excluding the effects of 1995 and 1996 acquisitions from both years' results, 1996 sales were effectively even with the prior year. Sales for Performance Systems increased due to acquisitions as well as internal growth. Sales for the Chloralkali Business Unit were virtually unchanged from 1995 as the effect of lower caustic soda prices was offset by higher revenues from chlorinated organic products and other inorganic products.

         Segment earnings of $94.7 million in 1996 were up 8% from the 1995 level of $87.8 million. The increase reflected improved earnings in the Performance Systems Business Unit. Earnings for the Chloralkali Business Unit were even with results reported for 1995. Chloralkali results in 1995 included a $7.1 million pretax charge referable to the Company's suspended joint venture soda ash project as well as a $3.5 million charge for environmental remediation at the Cleve Reber Superfund site. Chloralkali operating earnings declined in 1996 due to the decline in caustic soda prices, as well as higher costs referable to energy and plant maintenance. These effects were partially offset by higher earnings from chlorinated organic products.

         In 1996, the Company's Chemicals segment completed several acquisitions through its Performance Systems Business Unit, all with a focus on niche markets in the water management, textile, industrial cleaning, food processing, mining, and pulp and paper industries. The most significant of these was the acquisition of Mayo Chemical Company during the second quarter. These acquisitions contributed $22 million in sales during 1996.

             AVERAGE                    OPERATING INCOME AFTER TAXES
        CAPITAL EMPLOYED                  AS A PERCENT OF AVERAGE
    (in millions of dollars)                  CAPITAL EMPLOYED
                                                  (percent)

            [GRAPH]                                [GRAPH]

SELLING, ADMINISTRATIVE AND GENERAL

         Selling, administrative and general expenses of $190.4 million in 1997 increased 9% from the 1996 level of $175.1 million. This reflects principally the effect that the 68% appreciation in the Company's share price during 1997 had on stock-based incentive compensation costs. In 1996, selling, administrative and general expenses were up 10% from the 1995 level. This reflects principally the impact of Chemicals acquisitions and expenses referable to a significant project to redesign the Construction Materials' procurement process.

INCOME TAXES

         The Company's 1997 effective tax rate was 30.4%, down from the 1996 rate of 34.0%. The decrease reflects principally adjustments referable to tax audits for prior years. The effective tax rate decreased in 1996 as well, from the 1995 rate of 35.7%. This decrease also reflected principally adjustments referable to tax audits for prior years, as well as the effect of statutory depletion due to relatively higher Construction Materials earnings.

OUTLOOK

         With regard to 1998, the Company's starting point is the assumption that moderate growth in GDP and stable interest rates will continue to provide a healthy economic environment for construction activity in the U.S. The market for construction aggregates should remain strong, overall. Demand in all major construction end-use markets should equal or exceed 1997 levels, with the exception of residential construction, which is predicted to decline modestly. Based on this outlook, 1998 earnings in the Construction Materials segment should equal or exceed 1997's record result.

         In 1998, the Chemicals segment should benefit from a continued recovery in caustic soda pricing. Although caustic soda pricing in the fourth quarter of 1997 was 10% below the level realized in the fourth quarter of 1996, it was 27% higher than the average for the first nine months of 1997. In addition to the continued recovery in caustic soda pricing, earnings should be helped by the effects of increased sales of chlorinated organics and higher Performance Systems sales. Overall, Chemicals segment earnings are expected to exceed 1997's level. Taking all of the current expectations into account, it is anticipated that the Company's 1998 net earnings and earnings per share should exceed 1997's record results.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS Net cash provided by operating activities amounted to $345.8 million in 1997, virtually equal to 1996's total of $345.5 million. Net cash provided by the Construction Materials segment increased 16% to $255.9 million, while net cash provided by the Chemicals segment decreased $42.5 million, or 33%, to $86.3 million. The Company's long-standing ability to generate significant cash flows enabled it to fund capital requirements internally, reduce long-term debt, and return $106.7 million to shareholders through dividends and share purchases.

         Cash expenditures for property, plant and equipment, including acquisitions, were $173.3 million in 1997, down $43.3 million. Cash spending for acquisitions totaled $12.1 million compared with $64.8 million in 1996.

         The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends consistent, on average, with the payout record of past years, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, management believes that purchases of the Company's stock frequently may represent an attractive long-term investment. Management intends to continue buying shares when appropriate based on prevailing market conditions and based on the Company's cash position and long-term capital requirements.

                              NET CASH PROVIDED BY
                              OPERATING ACTIVITIES
                            (in millions of dollars)

                                    [GRAPH]

WORKING CAPITAL    Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $161.3 million at December 31, 1997, up $3.2 million from the 1996 level. This compares with a decrease of $16.7 million and an increase of $8.2 million in 1996 and 1995, respectively.

         The current ratio increased 15% in 1997, primarily due to a higher cash balance. The current ratio in 1996 remained unchanged from 1995, as higher cash balances were offset by increased payables.

PROPERTY ADDITIONS Property additions, including acquisitions, totaled $182.0 million in 1997, down marginally from the 1996 level of $187.2 million. As explained on page 79, the Company classifies its property additions into three categories based upon the predominant purpose of the project.

         Profit-adding projects continued to bolster spending in both segments. Within the Construction Materials segment, this included the acquisition of stone quarries in Arkansas, Georgia and Texas; the opening of a greenfield quarry in Alabama; and the purchase of a sand and gravel operation in Illinois. Within the Chemicals segment, this included projects to expand chloromethanes production capacity and to produce a new generation of chlorinated feedstocks. Commitments for capital expenditures were $33.1 million at December 31, 1997. Internally generated cash flow for the next year is expected to be adequate to cover commitments.

                               PROPERTY ADDITIONS
                            (in millions of dollars)

                                    [GRAPH]

SHORT-TERM BORROWINGS AND INVESTMENTS The Company was a net short-term investor during 1997 as marketable securities reached a peak of $131.1 million, and amounted to $111.3 million at year-end. During most of the years 1995 and 1996, the Company was in a net short-term borrowing position. Short-term borrowings in 1996 reached a maximum of $48.2 million, averaged $9.7 million and were $3.3 million at year end. Comparable 1995 amounts were $93.9 million, $41.8 million and $3.6 million, respectively.

         The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $130 million were maintained at the end of 1997. Standard & Poor's Corporation and Moody's Investors Services, Inc. have assigned ratings of A-1+ and P-1, respectively, to the Company's commercial paper.

LONG-TERM OBLIGATIONS During 1997 the Company reduced its total long-term obligations by $3.6 million to $81.9 million as compared with a net decrease of $4.8 million in 1996. During the three-year period ended December 31, 1997, long-term obligations decreased cumulatively by $15.5 million from the $97.4 million outstanding at December 31, 1994.

         During the same three-year period, shareholders' equity, net of common stock purchases of $138.4 million and dividends of $173.8 million, increased by $259.9 million to $991.5 million. In the future, the ratio of long-term debt to total long-term capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 25% to 30%. The actual ratio at the end of 1997 was 6.6%. The Company has made acquisitions from time to time and will continue actively to pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished either temporarily on a short-term basis or by incurring long-term debt. The Company's commercial paper rating is A-1+ by Standard & Poor's and P-1 by Moody's.

         The Company's long-term borrowing requirements can be satisfied in either the public debt or private placement markets. The Company's medium-term notes issued in 1991 are rated AA- by Standard & Poor's and A1 by Moody's.

                            LONG-TERM OBLIGATIONS AS
                         A PERCENT OF LONG-TERM CAPITAL
                                   (percent)

                                    [GRAPH]

COMMON STOCK During 1997 the Company purchased 630,856 shares of its common stock at a cost of $43.1 million, equal to an average price of $68.26 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based upon the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

         The number and cost of shares purchased during each of the last three years is shown below:

                                   1997           1996           1995
                            -----------    -----------    -----------
Shares purchased:
   Number ..............        630,856        765,400        947,908
   Total cost
     (millions)...........  $      43.1    $      45.2    $      50.1
   Average cost ........    $     68.26    $     59.03    $     52.90
Shares in treasury at
  year-end:
   Number ..............     12,885,004     12,332,047     11,602,590
   Average cost ........    $     39.48    $     38.73    $     37.34

         The number of shares remaining under the current purchase authorization of the Board was 3,547,496 shares as of December 31, 1997.

NEW ACCOUNTING STANDARDS

         In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These pronouncements must be adopted for years beginning after December 15, 1997. The impact of SFAS Nos. 130 and 131 on the Company's financial reporting is not expected to be material.

YEAR 2000 ISSUE

The "Year 2000" issue is the result of computer programs that were written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

The Company has conducted a risk assessment of its major business processes to identify the systems that could be affected by the Year 2000 issue and is in the process of developing an implementation plan to address the issue. The Company presently believes that with planned modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems. However, there can be no guarantee that the systems of other Companies and government agencies on which the Company relies will be converted in a timely manner. Although at this time it is not possible to reasonably estimate the cost of compliance, based on the risk assessment, the Company believes that the cost to resolve this issue will not have a material impact on earnings.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These include general business conditions, competitive factors, pricing, energy costs and other risks and uncertainties detailed in the Company's periodic reports.

SEGMENT FINANCIAL DATA
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------

Amounts in millions                             1997        1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------------------------------
NET SALES
Construction Materials ..................   $1,051.0    $  961.9    $  884.7    $  842.9    $  756.7    $  686.4
Chemicals ...............................      627.6       607.0       576.3       410.5       376.8       391.6
                                            --------------------------------------------------------------------
  Total .................................   $1,678.6    $1,568.9    $1,461.0    $1,253.4    $1,133.5    $1,078.0
                                            ====================================================================

EARNINGS (LOSS) BEFORE INTEREST
 EXPENSE AND INCOME TAXES
Construction Materials ..................   $  229.3    $  197.3    $  181.5    $  162.5    $  116.7    $   88.3
Chemicals ...............................       75.8        94.7        87.8        (7.3)       17.4        51.3
                                            --------------------------------------------------------------------
Segment earnings ........................      305.1       292.0       269.3       155.2       134.1       139.6
Interest income, etc ....................        2.3         2.2         0.2         0.5         0.3         0.9
                                            --------------------------------------------------------------------
  Total .................................   $  307.4    $  294.2    $  269.5    $  155.7    $  134.4    $  140.5
                                            ====================================================================

OPERATING INCOME (LOSS) AFTER TAXES
Construction Materials ..................   $  160.2    $  134.9    $  120.6    $  108.8    $   81.6    $   65.3
Chemicals ...............................       51.4        58.0        52.7        (4.7)       11.5        32.7
Interest income, etc ....................        1.8         1.5         0.1         0.4         0.2         0.7
                                            --------------------------------------------------------------------
  Total .................................   $  213.4    $  194.4    $  173.4    $  104.5    $   93.3    $   98.7
                                            ====================================================================

NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Construction Materials ..................   $  255.9    $  219.8    $  182.9    $  182.5    $  156.6    $  141.9
Chemicals ...............................       86.3       128.8        90.8        31.5        41.1        63.8
Net interest, other, net ................        3.6        (3.1)       (7.2)       (5.7)       (4.7)       (4.6)
                                            --------------------------------------------------------------------
  Total .................................   $  345.8    $  345.5    $  266.5    $  208.3    $  193.0    $  201.1
                                            ====================================================================

AVERAGE CAPITAL EMPLOYED
Construction Materials ..................   $  737.5    $  710.6    $  681.5    $  688.1    $  707.4    $  708.4
Chemicals ...............................      373.1       356.0       353.9       294.0       248.5       226.4
Cash items and other ....................       62.5        27.5         6.8        11.0         7.0        22.4
                                            --------------------------------------------------------------------
  Total .................................   $1,173.1    $1,094.1    $1,042.2    $  993.1    $  962.9    $  957.2
                                            ====================================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
Construction Materials ..................   $   81.2    $   75.2    $   72.0    $   72.8    $   74.3    $   75.5
Chemicals ...............................       39.5        37.4        38.7        33.9        28.5        27.8
                                            --------------------------------------------------------------------
  Total .................................   $  120.7    $  112.6    $  110.7    $  106.7    $  102.8    $  103.3
                                            ====================================================================

PROPERTY ADDITIONS*
Construction Materials
 Replacement ............................   $   65.8    $   63.0    $   53.2    $   42.3    $   39.4    $   17.9
 Environmental control ..................        2.5         2.5         3.5         2.2         1.7         1.6
 Profit adding ..........................       57.2        58.6        37.7        24.8        18.2        37.0
                                            --------------------------------------------------------------------
  Total .................................   $  125.5    $  124.1    $   94.4    $   69.3    $   59.3    $   56.5
                                            ====================================================================

Chemicals
 Replacement ............................   $   26.2    $   21.5    $   15.8    $   10.7    $    9.3    $   11.3
 Environmental control ..................        2.4         7.4         4.9         1.7         5.4        10.1
 Profit adding ..........................       27.9        34.2        10.5        78.1        26.6        20.6
                                            --------------------------------------------------------------------
  Total .................................   $   56.5    $   63.1    $   31.2    $   90.5    $   41.3    $   42.0
                                            ====================================================================

Total Company
 Replacement ............................   $   92.0    $   84.5    $   69.0    $   53.0    $   48.7    $   29.2
 Environmental control ..................        4.9         9.9         8.4         3.9         7.1        11.7
 Profit adding ..........................       85.1        92.8        48.2       102.9        44.8        57.6
                                            --------------------------------------------------------------------
  Total .................................   $  182.0    $  187.2    $  125.6    $  159.8    $  100.6    $   98.5
                                            ====================================================================

INCREASE (DECREASE) IN WORKING CAPITAL **
Construction Materials ..................   $   (8.7)   $   (3.2)   $   (9.9)   $    3.9    $    2.6    $   14.1
Chemicals ...............................       11.9       (13.5)       18.1        11.8        (8.3)       (3.2)
                                            --------------------------------------------------------------------
  Total .................................   $    3.2    $  (16.7)   $    8.2    $   15.7    $   (5.7)   $   10.9
                                            ====================================================================

Amounts in millions                             1991        1990        1989        1988        1987
----------------------------------------------------------------------------------------------------
NET SALES
Construction Materials ..................   $  648.1    $  696.1    $  645.7    $  670.6    $  625.5
Chemicals ...............................      359.4       409.2       430.5       382.6       297.8
                                            --------------------------------------------------------
  Total .................................   $1,007.5    $1,105.3    $1,076.2    $1,053.2    $  923.3
                                            ========================================================

EARNINGS (LOSS) BEFORE INTEREST
 EXPENSE AND INCOME TAXES
Construction Materials ..................   $   41.8    $  112.0    $  115.3    $  141.5    $  149.6
Chemicals ...............................       42.6        72.4        86.4        66.2        32.7
                                            --------------------------------------------------------
Segment earnings ........................       84.4       184.4       201.7       207.7       182.3
Interest income, etc ....................        0.3         2.6         5.8         5.2         4.8
                                            --------------------------------------------------------
  Total .................................   $   84.7    $  187.0    $  207.5    $  212.9    $  187.1
                                            ========================================================

OPERATING INCOME (LOSS) AFTER TAXES
Construction Materials ..................   $   32.1    $   77.3    $   78.4    $   94.7    $   95.9
Chemicals ...............................       27.3        46.0        54.5        41.7        19.4
Interest income, etc ....................        0.1         1.8         4.3         3.8         3.4
                                            --------------------------------------------------------
  Total .................................   $   59.5    $  125.1    $  137.2    $  140.2    $  118.7
                                            ========================================================

NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Construction Materials ..................   $  141.8    $  130.2    $  159.4    $  115.3    $  162.0
Chemicals ...............................       50.0        76.4        93.6        62.4        57.1
Net interest, other, net ................       (8.5)       (6.5)       (2.8)       (2.4)       (5.7)
                                            --------------------------------------------------------
  Total .................................   $  183.3    $  200.1    $  250.2    $  175.3    $  213.4
                                            ========================================================

AVERAGE CAPITAL EMPLOYED
Construction Materials ..................   $  748.4    $  656.8    $  550.6    $  485.2    $  380.9
Chemicals ...............................      226.1       228.9       227.8       230.5       244.0
Cash items and other ....................        3.1        29.2        73.7        73.0       122.1
                                            --------------------------------------------------------
  Total .................................   $  977.6    $  914.9    $  852.1    $  788.7    $  747.0
                                            ========================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
Construction Materials ..................   $   80.4    $   71.7    $   63.6    $   57.9    $   48.8
Chemicals ...............................       29.3        28.5        27.3        28.0        28.9
                                            --------------------------------------------------------
  Total .................................   $  109.7    $  100.2    $   90.9    $   85.9    $   77.7
                                            ========================================================

PROPERTY ADDITIONS*
Construction Materials
 Replacement ............................   $   26.9    $   63.9    $   62.8    $   61.0    $   41.3
 Environmental control ..................        1.7         2.5         1.7         0.9         0.5
 Profit adding ..........................       32.2       120.9        63.2        36.5        99.0
                                            --------------------------------------------------------
  Total .................................   $   60.8    $  187.3    $  127.7    $   98.4    $  140.8
                                            ========================================================

Chemicals
 Replacement ............................   $    9.2    $   13.0    $    7.3    $    9.0    $    6.9
 Environmental control ..................        1.6         3.6         3.4         2.0         3.0
 Profit adding ..........................       14.1        18.6         8.3         6.3         2.0
                                            --------------------------------------------------------
  Total .................................   $   24.9    $   35.2    $   19.0    $   17.3    $   11.9
                                            ========================================================

Total Company
 Replacement ............................   $   36.1    $   76.9    $   70.1    $   70.0    $   48.2
 Environmental control ..................        3.3         6.1         5.1         2.9         3.5
 Profit adding ..........................       46.3       139.5        71.5        42.8       101.0
                                            --------------------------------------------------------
  Total .................................   $   85.7    $  222.5    $  146.7    $  115.7    $  152.7
                                            ========================================================

INCREASE (DECREASE) IN WORKING CAPITAL **
Construction Materials ..................   $  (10.8)   $   37.0    $  (20.2)   $   47.0    $   (0.7)
Chemicals ...............................       (0.5)       (0.7)       (8.2)       24.1        (5.0)
                                            --------------------------------------------------------
  Total .................................   $  (11.3)   $   36.3    $  (28.4)   $   71.1    $   (5.7)
                                            ========================================================



* Refer to page 79 for a discussion of the three categories used by the company to classify property additions.

**  Exclusive of debt and cash items.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

GOODWILL    Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is amortized on a straight-line basis over periods ranging from fifteen to thirty years.

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

INCOME TAXES    Annual provisions for income taxes are based primarily on
reported earnings before income taxes and include appropriate provisions for deferred income taxes resulting from the tax effect of the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. In addition, such provisions reflect adjustments for the following items:

- Permanent differences, principally the excess of percentage depletion over the tax basis of depletable properties.

- An estimate of additional cost that may be incurred, including interest on deficiencies but excluding adjustments representing temporary differences, upon final settlement of returns after audit by various taxing authorities.

- Balances or deficiencies in prior year provisions that become appropriate as audits of those years progress.

EARNINGS PER SHARE    In March 1997, the Financial Accounting Standards Board
("FASB") released Statement of Financial Accounting Standard ("SFAS") No. 128, Earnings Per Share, which is effective for fiscal years ending after December 15, 1997. In accordance with this standard, the Company is now required to report two separate earnings per share numbers, basic and diluted. Both are computed by dividing net earnings by the average common shares outstanding (basic EPS) or average common shares outstanding assuming dilution (diluted EPS) as detailed below (in thousands of shares):

                                     1997        1996        1995
                                    ------      ------      ------
Average common shares
   outstanding ...............      33,828      34,758      35,544
Dilutive effect of:
   Stock options .............         176           6          --
   Performance shares ........         279         409         389
                                    ------      ------      ------
Average common shares
   outstanding assuming
   dilution ..................      34,283      35,173      35,933
                                    ======      ======      ======

Diluted earnings per share is the same number as the Company has previously been reporting as earnings per share and includes the dilutive impact of options and shares contingently issuable under long-term performance share plans.

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

RECLASSIFICATIONS    Certain items previously reported in specific financial
statement captions have been reclassified to conform with the 1997 presentation.


2.       CASH

Bank lines of credit amounted to $130,000,000 at year-end 1997, 1996 and 1995. At year-end 1997, 1996 and 1995, the Company did not have any commercial paper outstanding but did have $2,900,000, $3,100,000 and $3,400,000, respectively, in bank borrowings referable to a Canadian subsidiary.

     All of the lines of credit extended to the Company in 1997, 1996 and 1995 were based on a commitment fee arrangement. The Company also maintained balances or paid fees to compensate its banks for certain services. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a twelve-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.


3.       INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                              1997          1996          1995
                            --------      --------      --------
Finished products ....      $ 90,118      $ 87,459      $ 90,009
Raw materials ........        10,865        10,115        10,062
Products in process ..           617           873           979
Operating supplies
   and other .........        30,759        30,131        25,751
                            --------      --------      --------
     Total inventories      $132,359      $128,578      $126,801
                            ========      ========      ========

     The above amounts include inventories valued under the LIFO method totaling $99,321,000, $96,045,000 and $97,959,000 at December 31, 1997, 1996 and 1995,
respectively. Estimated current cost exceeded LIFO cost at December 31, 1997, 1996 and 1995 by $37,344,000, $35,747,000 and $36,899,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $973,000 ($0.03 per share effect) in 1997, a decrease of $702,000 ($0.02 per share effect) in 1996 and an increase of $4,784,000 ($0.13 per share effect) in 1995.

4.       PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                     1997            1996            1995
                               ----------      ----------      ----------
Land and land
   improvements .........      $  211,058      $  222,546      $  203,920
Buildings ...............          81,805          82,049          77,732
Machinery and
   equipment ............       1,753,683       1,630,089       1,536,742
Leaseholds ..............           7,107           7,118           6,483
Construction in
   progress .............          66,547          60,362          34,559
                               ----------      ----------      ----------
     Total ..............       2,120,200       2,002,164       1,859,436
Less allowances for
   depreciation,
   depletion and
   amortization .........       1,311,781       1,237,674       1,161,403
                               ----------      ----------      ----------
Property, plant and
   equipment, net .......      $  808,419      $  764,490      $  698,033
                               ==========      ==========      ==========

     The Company capitalized interest costs of $1,160,000 in 1997, $627,000 in 1996 and $297,000 in 1995 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount was $8,074,000 in 1997, $9,263,000 in 1996 and $11,396,000 in 1995.


5.       DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

                                1997         1996         1995
                              -------      -------      --------
Medium-term notes ......      $61,000      $66,000      $ 71,000
Variable rate pollution
   control revenue bonds        8,200        8,200         1,200
6 5/8% pollution control
   revenue bonds .......           --           --         6,800
6 3/8% pollution control
   revenue bonds .......        5,800        5,800         5,800
Other notes ............        6,931        5,535         5,478
                              -------      -------      --------
     Total .............      $81,931      $85,535      $ 90,278
                              =======      =======      ========

Estimated fair value ...      $93,142      $93,507      $101,782
                              =======      =======      ========

     In May 1991 the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of the medium-term notes in 1991 totaled $81,000,000. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximated 13 years. Maturities at the time of issuance ranged from three to thirty years with a maximum of $10,000,000 due in any one year. At that time, the weighted average interest rate on the notes was 8.53% with a range of 7.59% to 8.85%. The $61,000,000 in notes outstanding as of December 31, 1997 have a weighted average maturity of
9.3 years with a weighted average interest rate of 8.69%.

     The 6 5/8% pollution control revenue bonds and the variable rate pollution control revenue bonds were called and refunded in 1996. In connection with the refunding, $8,200,000 of tax-exempt bonds were issued and currently bear interest at a variable rate which is reset weekly by the remarketing agent. The interest rate on these bonds may be changed to another variable rate option, or to a fixed rate, in accordance with the provisions of the trust indenture. The 6 3/8% pollution control revenue bonds issued in 1992 mature in 2012.

     Other notes include $3,000,000 representing a fixed rate tax-exempt industrial development bond issue which matures in 2011 and notes issued for businesses acquired.

     The aggregate principal payments for the five years subsequent to December 31, 1997 are: 1998-$5,388,000; 1999-$5,412,000; 2000-$5,226,000;
2001-$5,208,000; and 2002-$5,491,000.

     The Company is not subject to any contractual restrictions on the aggregate amount of its indebtedness or minimum working capital, or the amount it may expend for cash dividends and purchases of its stock.

     The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, accounts payable, accrued interest, and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value. The fair value estimates presented are based on information available to management as of December 31, 1997, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.


6.       OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

                                      1997         1996         1995
                                    -------      -------      -------
Minimum rentals ..............      $17,894      $17,188      $14,260
Contingent rentals (based
   principally on usage) .....       11,840       10,677       11,205
                                    -------      -------      -------
         Total ...............      $29,734      $27,865      $25,465
                                    =======      =======      =======

     Future minimum operating lease payments under all leases with initial or remaining noncancellable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1997 range from $6,523,000 to $10,476,000 annually through 2002 and aggregate $46,587,000 thereafter.

     Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

7.       INCOME TAXES

The components of earnings before income taxes are as follows (in thousands of dollars):

                            1997          1996          1995
                          --------      --------      --------
Domestic ...........      $294,904      $279,801      $253,991
Foreign ............         5,597         5,779         4,430
                          --------      --------      --------
   Total ...........      $300,501      $285,580      $258,421
                          ========      ========      ========

     Provisions for income taxes consist of the following (in thousands of dollars):

                                 1997          1996         1995
                               --------       -------      -------
Current:
   Federal ..............      $ 73,767       $80,704      $72,332
   State and local ......        10,907        14,595       14,087
   Foreign ..............           132           144           18
                               --------       -------      -------
      Total .............        84,806        95,443       86,437
                               --------       -------      -------

Deferred:
   Federal ..............         5,231         1,446        4,861
   State and local ......         1,321            96          883
   Foreign ..............            (2)           --           --
                               --------       -------      -------
      Total .............         6,550         1,542        5,744
                               --------       -------      -------

Total provision .........      $ 91,356       $96,985      $92,181
                               ========       =======      =======


         The effective tax rate varied from the federal statutory income tax rate due to the following:

                                          1997          1996          1995
                                         ------        ------        ------
Federal statutory tax rate ........        35.0%         35.0%         35.0%
Increase (decrease) in tax
   rate resulting from:
   Depletion ......................        (5.0)         (4.8)         (4.5)
   State and local income
     taxes, net of federal
     income tax benefit ...........         2.6           3.3           3.8
   Miscellaneous items ............        (2.2)           .5           1.4
                                         ------        ------        ------

Effective tax rate ................        30.4%         34.0%         35.7%
                                         ======        ======        ======

         Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                              1997          1996          1995
                                            --------      --------      --------
Deferred tax assets related to:
   Accrual for post-
     retirement benefits .............      $ 15,283      $ 14,149      $ 13,318
   Accrual for environmental
     reclamation .....................           554           396         1,604
   Accounts receivable,
     principally allowance
     for doubtful accounts ...........         3,248         3,493         3,592
   Inventory adjustments .............         5,748         6,101         7,278
   Pensions, incentives and
     deferred compensation ...........        11,844        10,463        10,066
   Other items .......................        10,714        10,339         9,518
                                            --------      --------      --------
      Total deferred
         tax assets ..................        47,391        44,941        45,376
                                            --------      --------      --------

Deferred tax liabilities
   related to:
     Fixed assets, principally
       depreciation ..................       107,170       101,316        98,821
     Other items .....................         7,555         7,119         5,935
                                            --------      --------      --------
       Total deferred tax
          liabilities ................       114,725       108,435       104,756
                                            --------      --------      --------
Net deferred tax liability ...........      $ 67,334      $ 63,494      $ 59,380
                                            ========      ========      ========


8.       PENSION AND POSTRETIREMENT BENEFIT PLANS

PENSION PLANS The Company sponsors three noncontributory defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan provides benefits equal to a flat dollar amount for each year of service.

         Charges to earnings referable to Company-administered pension plans totaled $4,695,000 in 1997, $5,185,000 in 1996 and $1,187,000 in 1995.
Components of the net periodic pension charges are as follows (in thousands of dollars):

                                            1997           1996           1995
                                          --------       --------       --------
Service cost - benefits
   earned during the period ........      $ 11,228       $ 11,631       $  8,665
Interest cost ......................        20,987         19,069         18,019
Actual return on plan assets .......       (72,874)       (43,867)       (51,744)
Net amortization
   and deferral ....................        45,354         18,352         26,247
                                          --------       --------       --------
   Net periodic pension
     charge ........................      $  4,695       $  5,185       $  1,187
                                          ========       ========       ========

         The Company's qualified pension plans have assets in excess of the accumulated benefit obligation. Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Unrecognized net plan assets at the implementation of SFAS No. 87, Employers' Accounting for Pensions, in 1986, are being amortized over the average of the covered employees' remaining service lives, which range from 12 to 16 years. The following table reconciles the funded status of all the Company's plans with the related amounts recognized in the Company's consolidated balance sheets at December 31 (in thousands of dollars):

                                             1997            1996            1995
                                          ---------       ---------       ---------
Actuarial present value
   of benefit obligations:
   Based on employment
    service to date and
    current salary levels:
       Vested ......................      $(205,369)      $(173,166)      $(174,436)
       Nonvested ...................        (10,466)         (8,693)         (7,143)
                                          ---------       ---------       ---------
       Accumulated benefit
         obligation ................       (215,835)       (181,859)       (181,579)
   Effect of projected
     future salary increases .......        (90,681)        (85,430)        (83,011)
                                          ---------       ---------       ---------
   Projected benefit
     obligation ....................       (306,516)       (267,289)       (264,590)

Plan assets at fair market
   value ...........................        395,245         337,326         305,398
                                          ---------       ---------       ---------
Plan assets in excess of
   projected benefit
   obligation ......................         88,729          70,037          40,808
Unamortized portion of
   unrecognized net asset
   at implementation of
   SFAS No. 87 .....................         (7,486)        (10,212)        (13,225)
Unrecognized net gain ..............        (85,526)        (68,163)        (26,057)
Unrecognized prior
   service cost ....................         10,722          12,632           8,148
                                          ---------       ---------       ---------
   Net prepaid pension cost ........      $   6,439       $   4,294       $   9,674
                                          =========       =========       =========

     Annual net periodic pension charges and credits are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related pension obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                             1997          1996          1995
                                           -------       -------       -------
Discount rates used to
   determine the
   pension obligations ..............         7.00%         7.50%         7.00%
Discount rates used
   to determine the net
   periodic cost ....................         7.50          7.00          8.50
Rates of increase in
   compensation levels
   (for salary-related plans) .......         4.25          4.25          4.25
Expected long-term rates
   of return on plan assets .........         8.25          8.25          8.25

     The Company funds the pension trusts currently in amounts determined under the individual entry age level premium method, including benefit increases expected as a result of projected wage and salary increases occurring between the date of valuation and the individual retirement dates.

     Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $2,115,000 in 1997, $2,090,000 in 1996 and $1,859,000 in 1995. The
actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Seventeen percent of the labor force is covered by collective bargaining agreements and 7% are covered by labor agreements that expire within one year.

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

The components of net periodic postretirement benefit costs are as follows (in thousands of dollars):

                                      1997          1996          1995
                                    -------       -------       -------
Service cost - benefits
   attributed to service
   during the period .........      $ 2,036       $ 2,045       $ 1,965
Interest cost ................        3,464         3,013         3,558
Actual return on assets ......         (203)         (196)         (158)
Net amortization
   and deferral ..............          124            88           209
                                    -------       -------       -------
Net periodic
   postretirement
   benefit cost ..............      $ 5,421       $ 4,950       $ 5,574
                                    =======       =======       =======

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

                                          1997           1996           1995
                                        --------       --------       --------
Accumulated
   postretirement benefit
   obligation:
   Retirees ......................      $(13,044)      $ (9,991)      $(11,355)
   Fully eligible active
     plan participants ...........       (15,968)       (13,227)       (13,658)
   Other active plan
     participants ................       (19,701)       (20,415)       (19,478)
                                        --------       --------       --------
     Total accumulated
       postretirement
       benefit obligation ........       (48,713)       (43,633)       (44,491)
Plan assets at fair
   market value ..................         3,323          3,119          2,842
                                        --------       --------       --------
Accumulated
   postretirement benefit
   obligation in excess of
   plan assets ...................       (45,390)       (40,514)       (41,649)
Unrecognized prior
   service cost ..................             5              5              6
Unrecognized net loss ............         6,261          4,287          7,726
                                        --------       --------       --------
   Accrued postretirement
     benefit cost ................      $(39,124)      $(36,222)      $(33,917)
                                        ========       ========       ========

     Annual net periodic postretirement benefit costs are calculated using plan assumptions as of the end of the prior year, whereas the funded status and related benefit obligations are determined using the assumptions as of the end of the current year. Plan assumptions at December 31 were as follows:

                                                        1997          1996          1995
                                                      -------       -------       -------
Discount rates .................................         7.00%         7.50%         7.00%

Expected long-term rate
  of return on plan assets ....................          7.00          7.00          7.00

Rate of increase in per
  capita claims cost:
      First year ...............................         8.00          9.00         10.00
      Ultimate rate ............................         5.00          5.00          5.00

     If the health care cost trend rates were increased 1.0% each year, the accumulated postretirement benefit obligation as of December 31, 1997 would have increased by $5,065,000 (or 10.4%) and the aggregate of the service and interest cost for 1997 would have increased by $758,000 (or 13.4%).


9.       INCENTIVE PLANS

STOCK-BASED COMPENSATION PLANS    The Company's 1996 Long-Term Incentive Plan
authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents, and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is .95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year plus the unused shares that are carried over from prior years.

     Stock options issued during 1997 and 1996 were granted at the fair market value of the stock on the date of the grant. They vest ratably over five years and expire ten years subsequent to the grant.

     Performance share awards were granted through 1995. These awards are based on the achievement of established performance goals and the majority of the awards vest over five years. In 1995, 126,760 shares were awarded with a weighted average grant date fair value of $39.35. Expense provisions referable to these plans amounted to $11,671,000 in 1997, $4,373,000 in 1996 and
$6,742,000 in 1995. Expense provisions are affected by changes in the market value of the Company's common stock.

         The Company applies Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that Statement. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.0%; dividend yields of 2.9%; volatility factors of the expected market price of the Company's common stock of 14.4%; and a weighted-average expected life of the option of five years. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date.

         For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying SFAS 123 on a pro forma basis would have increased net earnings by approximately $4,234,000, $83,000 and $271,000 in 1997, 1996 and 1995, respectively. The impact on basic and diluted earnings per share in 1997 would have been a $0.13 and $0.12 increase, respectively. There would have been no change in 1996 earnings per share, but a $0.01 increase for both basic and diluted earnings per share in 1995.

         A summary of the Company's stock option activity, related information as of December 31, 1997 and 1996, and changes during each year is presented below:

                                                1997                        1996
                                    --------------------------   --------------------------
                                              Weighted Average             Weighted Average
                                     Shares    Exercise Price     Shares    Exercise Price
                                    -------   ----------------   -------   ----------------
Outstanding at
   beginning of year .........      428,950        $56.61             --        $   --
     Granted .................      408,050        $63.96        429,800        $56.61
     Exercised ...............        6,940        $57.57             --        $   --
     Forfeited ...............       20,825        $57.47            850        $56.56
                                    -------                      -------
Outstanding at end of year ...      809,235        $60.28        428,950        $56.61
                                    =======                      =======

Options exercisable
   at year-end ...............      159,765        $58.05             --        $   --

Weighted-average grant date
     fair value of each option
     granted during the year .       $11.14                      $10.35

         Exercise prices for substantially all options outstanding at December 31, 1997 ranged from $55.75 to $63.94. The weighted-average remaining contractual life of the options is 8.75 years.


CASH BASED COMPENSATION PLANS   The Company has a management incentive plan
under which cash awards may be made annually to officers and key employees. Expense provisions referable to the plans amounted to $7,198,000 in 1997, $8,500,000 in 1996 and $5,550,000 in 1995.

10.      OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1987 the Company formed three jointly owned companies with Industrias ICA, S.A. de C.V., ("Indica"), a principal member of Grupo ICA, one of Mexico's leading diversified industrial entities, to develop and operate a limestone quarry on Mexico's Yucatan Peninsula and to import Mexican crushed stone for sale along the U.S. Gulf Coast. The shareholder agreements for these three companies provide that each sponsor will contribute its share of the equity required to fund the joint venture. The Company's share of $71,903,000 had been contributed as of December 31, 1997; Indica contributed a substantially equal pro rata amount. The jointly owned companies have entered into credit agreements which have loan balances totaling $23,890,000. The Company and Indica have agreed to guarantee these loans on a several and pro rata basis equal to approximately 50% each. Certain of the loan guarantees will be terminated if and when the project meets defined financial tests. In addition, the Company has approximately $2,205,000 outstanding from the three companies at December 31, 1997 as its share of loans to the joint venture. The carrying amount of net assets of the entities located outside the United States was $55,034,000 as of December 31, 1997.

     Other commitments of the Company include the purchase of property, plant and equipment approximating $33,137,000 at December 31, 1997.

     The Company is a defendant in various lawsuits incident to the ordinary course of business. It is not possible to determine with precision the probable outcome or the amount of liability, if any, with respect to these lawsuits; however, in the opinion of the Company and its counsel, the disposition of these lawsuits will not adversely affect the consolidated financial statements of the Company to a material extent.

     The Company's consolidated balance sheets as of December 31 include accrued environmental cleanup costs for the Chemicals segment of $4,285,000 in 1997, $3,732,000 in 1996 and $2,765,000 in 1995.

     Current liabilities reported on the Company's consolidated balance sheets include accrued provisions for discontinued operations in the following amounts as of December 31: $508,000 in 1997, $905,000 in 1996 and $1,805,000 in 1995. In
addition, other noncurrent liabilities include $144,000 in 1997, $240,000 in 1996 and $493,000 in 1995 referable to discontinued operations.

11.      COMMON STOCK

A total of 13,447,827 shares has been purchased at a cost of $530,912,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 3,547,496 shares as of December 31, 1997.


12.      SEGMENT DATA

Operations in the Company's Construction Materials segment principally involve the production and sale of aggregates and related products and services. Sales are in 18 states located in the southeast, midwest and southwest regions of the United States and the District of Columbia. Customers primarily use aggregates in the construction and maintenance of highways, roads and streets and in the construction of housing and nonresidential, commercial and industrial facilities.

     The Chemicals segment, through its Chloralkali and Performance Systems operations, produces and sells chlorine, caustic soda, chlorinated organic chemicals and other industrial chemicals principally to the chemical, pulp and paper, energy, water management, food processing, pharmaceuticals and textile industries.

     Segment data referable to net sales to unaffiliated customers, property additions, and depreciation, depletion and amortization are provided in Segment Financial Data on pages 55.

     The Company's determination of segment earnings recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings and also reflects allocations of general corporate expenses to the segments. SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, does not provide for the inclusion of these items in "operating profit or loss of reportable segments." The net amounts of those items were expenses of $17,336,000 in 1997, $16,231,000 in 1996 and $22,533,000 in 1995.

     Segment earnings are reconciled with earnings before income taxes as follows (in thousands of dollars):

                                         1997            1996            1995
                                      ---------       ---------       ---------
Segment Earnings:
   Construction Materials ......      $ 229,275       $ 197,315       $ 181,528
   Chemicals ...................         75,787          94,707          87,792
                                      ---------       ---------       ---------
                                        305,062         292,022         269,320
Interest income, etc ...........          2,353           2,194             200
Interest expense ...............         (6,914)         (8,636)        (11,099)
                                      ---------       ---------       ---------
Earnings before
   income taxes ................      $ 300,501       $ 285,580       $ 258,421
                                      =========       =========       =========

Identifiable assets by segment at December 31 are as follows (in thousands of dollars):

                                             1997            1996            1995
                                          ----------      ----------      ----------
Construction Materials .............      $  751,191      $  719,618      $  690,044
Chemicals ..........................         459,051         441,088         395,487
                                          ----------      ----------      ----------
Total identifiable assets ..........       1,210,242       1,160,706       1,085,531
Investment in
    nonconsolidated affiliates .....          61,036          56,043          50,780
General corporate assets ...........          49,402          53,080          57,614
Cash items .........................         128,566          50,816          21,869
                                          ----------      ----------      ----------
Total assets .......................      $1,449,246      $1,320,645      $1,215,794
                                          ==========      ==========      ==========


13.      SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (amounts in thousands of dollars):

                                                               1997         1996         1995
                                                             -------      -------      -------
Cash payments:
   Interest (exclusive of
     amount capitalized) ..............................      $ 6,774      $ 8,715      $11,214
   Income taxes .......................................       92,315       85,492       85,324
Noncash investing and financing activities:
     Amounts referable to business acquisitions:
         Liabilities assumed ..........................        1,441        5,051        1,382


14.      ACQUISITIONS

At various dates during 1997 and 1996 the Company acquired the net assets and businesses of several companies. The combined purchase price was approximately $12,000,000 and $64,000,000, respectively. Funds for the purchases were primarily provided by internally generated cash flows. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired was recognized as goodwill and will be amortized under the Company's normal amortization policy.

     All of the 1997 and 1996 acquisitions described above were accounted for as purchases and accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. On a pro forma basis, as if the net assets and businesses had been acquired at the beginning of fiscal 1996 and 1995, respectively, revenue, net income and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 1997, 1996 and 1995.

     Goodwill recorded on the Company's balance sheet as of December 31, 1997 amounted to $59,345,000.

NET SALES, NET EARNINGS AND EARNINGS PER SHARE
                               Vulcan Materials Company and Subsidiary Companies
--------------------------------------------------------------------------------

Amounts in millions,
except per share data        1997        1996        1995        1994         1993          1992        1991
-------------------------------------------------------------------------------------------------------------
NET SALES
First quarter .........    $  341.4    $  308.5    $  294.4    $  216.9     $  214.1     $  210.6    $  197.0
Second quarter ........       445.1       419.2       382.8       326.7        306.0        284.2       266.4
Third quarter .........       477.9       443.6       422.0       360.4        331.4        312.3       289.3
Fourth quarter ........       414.2       397.6       361.8       349.4        282.0        270.9       254.8
                           ----------------------------------------------------------------------------------
    Total .............    $1,678.6    $1,568.9    $1,461.0    $1,253.4     $1,133.5     $1,078.0    $1,007.5
                           ==================================================================================

GROSS PROFIT ON SALES
First quarter .........    $   76.1    $   70.1    $   58.8    $   21.0     $   29.7     $   35.6    $   27.6
Second quarter ........       136.5       129.3       113.2        77.4         74.0         74.5        66.7
Third quarter .........       147.0       139.6       133.8        90.4         85.1         80.8        71.3
Fourth quarter ........       119.5       114.5       110.5        79.4         57.9         58.2        46.5
                           ----------------------------------------------------------------------------------
    Total .............    $  479.1    $  453.5    $  416.3    $  268.2     $  246.7     $  249.1    $  212.1
                           ==================================================================================

NET EARNINGS (LOSS)
First quarter .........    $   21.9    $   20.1    $   16.0    $   (5.2)    $   (0.5)    $    7.6    $   (2.2)
Second quarter ........        62.8        58.6        47.7        33.7         31.6         30.2        25.9
Third quarter .........        73.3        62.1        59.1        37.6         36.6         35.8        30.2
Fourth quarter ........        51.1        47.8        43.4        31.9         20.5         20.4        (1.3)
                           ----------------------------------------------------------------------------------
    Total .............    $  209.1    $  188.6    $  166.2    $   98.0     $   88.2     $   94.0    $   52.6
                           ==================================================================================

BASIC EARNINGS (LOSS)
   PER SHARE
First quarter .........    $   0.64    $   0.58    $   0.44    $  (0.14)    $  (0.01)    $   0.20    $  (0.06)
Second quarter ........        1.86        1.67        1.34        0.92         0.85         0.80        0.68
Third quarter .........        2.16        1.79        1.66        1.03         0.99         0.95        0.80
Fourth quarter ........        1.52        1.39        1.24        0.88         0.57         0.55       (0.04)
                           ----------------------------------------------------------------------------------
    Total .............    $   6.18    $   5.43    $   4.68    $   2.69     $   2.40     $   2.50    $   1.38
                           ==================================================================================

DILUTED EARNINGS (LOSS)
   PER SHARE
First quarter .........    $   0.64    $   0.57    $   0.44    $  (0.14)    $  (0.01)    $   0.20    $  (0.06)
Second quarter ........        1.83        1.65        1.32        0.92         0.84         0.80        0.68
Third quarter .........        2.14        1.77        1.64        1.02         0.99         0.94        0.79
Fourth quarter ........        1.49        1.37        1.23        0.87         0.57         0.55    $  (0.03)
                           ----------------------------------------------------------------------------------
    Total .............    $   6.10    $   5.36    $   4.63    $   2.67     $   2.39     $   2.49    $   1.38
                           ==================================================================================

Amounts in millions,
except per share data        1990        1989        1988         1987
------------------------------------------------------------------------
NET SALES
First quarter .........    $  232.0    $  217.5    $  202.7    $   168.9
Second quarter ........       295.7       293.7       284.5        237.9
Third quarter .........       306.6       307.3       298.5        270.1
Fourth quarter ........       271.0       257.7       267.5        246.4
                           ---------------------------------------------
    Total .............    $1,105.3    $1,076.2    $1,053.2    $   923.3
                           =============================================

GROSS PROFIT ON SALES
First quarter .........    $   52.3    $   47.4    $   46.8    $    36.4
Second quarter ........        88.6        90.5        93.9         79.5
Third quarter .........        90.0       103.2        98.8         91.6
Fourth quarter ........        60.5        58.9        64.5         64.6
                           ---------------------------------------------
    Total .............    $  291.4    $  300.0    $  304.0    $   272.1
                           =============================================

NET EARNINGS (LOSS)
First quarter .........    $   18.7    $   17.2    $   15.6    $    11.4
Second quarter ........        39.6        43.5        46.0         38.7
Third quarter .........        42.2        50.5        49.3         38.7
Fourth quarter ........        19.8        19.7        25.1         27.4
                           ---------------------------------------------
    Total .............    $  120.3    $  130.9    $  136.0    $   116.2
                           =============================================

BASIC EARNINGS (LOSS)
   PER SHARE
First quarter .........    $   0.48    $   0.42    $   0.38    $    0.27
Second quarter ........        1.01        1.08        1.12         0.91
Third quarter .........        1.10        1.25        1.20         0.92
Fourth quarter ........        0.52        0.50        0.61         0.65
                           ---------------------------------------------
    Total .............    $   3.11    $   3.25    $   3.31    $    2.75
                           =============================================

DILUTED EARNINGS (LOSS)
   PER SHARE
First quarter .........    $   0.47    $   0.42    $   0.38    $    0.27
Second quarter ........        1.02        1.07        1.11         0.91
Third quarter .........        1.08        1.25        1.19         0.91
Fourth quarter ........        0.53        0.50        0.62         0.64
                           ---------------------------------------------
    Total .............    $   3.10    $   3.24    $   3.30    $    2.73
                           =============================================

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

OPERATING INCOME AFTER TAXES
For the Company: net earnings from operations plus the after-tax cost of interest expense; for a segment: segment earnings less the segment's computed share of the consolidated provision for income taxes

PROPERTY ADDITIONS*
Capitalized replacements of and additions to property, plant and equipment (and such assets of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts

RATIO OF EARNINGS TO FIXED CHARGES
The sum of earnings from continuing operations before income taxes, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

SEGMENT EARNINGS
Earnings before interest expense and income taxes and after allocation of corporate expenses and income, other than "interest income, etc." (principally interest income earned on cash items and gains or losses on corporate financing transactions), and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based primarily on one or a combination of the following factors:
average gross investment, average equity and sales.

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



                                       79