Form 10-K, Exhibit 13
period 1998-12-31
VULCAN MATERIALS CO
filed 1999-03-19
CIK 103973

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

    MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND INTERNAL CONTROL


The Shareholders of Vulcan Materials Company:


Vulcan's management acknowledges and accepts its responsibility for all the information contained in the financial statements and other sections of this report. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and we believe they reflect fairly our Company's financial position, results of operations and cash flows for the periods shown. The financial statements necessarily reflect our informed judgments and estimates of the expected outcome of numerous current events and transactions.

  Our Company maintains an internal control structure which we believe provides reasonable assurance that our Company's financial statements, books and records accurately reflect our Company's financial condition, results of operations and cash flows, and that our Company's assets are safeguarded from loss or unauthorized use. This internal control structure includes well-defined and communicated policies and procedures, organizational structures that provide for appropriate separations of responsibilities, high standards applied in the selection and training of management personnel and adequate procedures for properly assessing and applying accounting principles, including careful consideration of the accuracy and appropriateness of all significant accounting estimates. Vulcan also has an internal audit function that continually reviews compliance with established policies and procedures.

  Our Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of our Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.

  Your Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Review Committee, which is composed of five outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Review Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.


/s/ Peter J. Clemens, III                   /s/ E. A. Khan
-------------------------                   -------------------------------
P.J. Clemens, III                           E. A. Khan
Executive Vice President,                   Controller
Finance & Administration
and Treasurer
                                                           February 5, 1999
---------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


The Shareholders of Vulcan Materials Company:


We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1998, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1998, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


Birmingham, Alabama
February 5, 1999

(March 10, 1999 as to Note 15B)

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EARNINGS


For the years ended December 31
Amounts and shares in thousands, except per share data                          1998            1997            1996
--------------------------------------------------------------------------------------------------------------------
Net sales ..........................................................      $1,776,434      $1,678,581      $1,568,945
Cost of goods sold .................................................       1,226,764       1,199,453       1,115,442
                                                                          ----------      ----------      ----------
Gross profit on sales ..............................................         549,670         479,128         453,503
Selling, administrative and general expenses .......................         198,956         190,446         175,128
Other operating costs ..............................................           7,851           5,112           3,887
Other income, net
  Interest income ..................................................           6,654           3,190           3,179
  Other, net .......................................................          32,109          20,655          16,549
                                                                          ----------      ----------      ----------
    Total other income, net ........................................          38,763          23,845          19,728
                                                                          ----------      ----------      ----------
Earnings before interest expense and income taxes ..................         381,626         307,415         294,216
Interest expense (Note 4) ..........................................           6,782           6,914           8,636
                                                                          ----------      ----------      ----------
Earnings before income taxes .......................................         374,844         300,501         285,580
Provision for income taxes (Note 7)
  Current ..........................................................         113,096          84,806          95,443
  Deferred .........................................................           5,840           6,550           1,542
                                                                          ----------      ----------      ----------
    Total provision for income taxes ...............................         118,936          91,356          96,985
                                                                          ----------      ----------      ----------
Net earnings .......................................................      $  255,908      $  209,145      $  188,595
                                                                          ==========      ==========      ==========

Basic net earnings per share (Note 11) .............................      $     2.54      $     2.06      $     1.81
Diluted net earnings per share .....................................      $     2.50      $     2.03      $     1.79
Dividends per share (Note 11) ......................................      $     0.69      $     0.63      $     0.56
Average common shares outstanding (Note 11) ........................         100,854         101,483         104,274
Average common shares outstanding,
  assuming dilution ................................................         102,177         102,850         105,518

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

All share and per share data have been restated to reflect the three-for-one split of the Company's common stock, approved by the Board of Directors on February 12, 1999 and effective March 10, 1999.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS


As of December 31
Amounts in thousands, except per share data                                            1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents (Note 2) ......................................      $  180,568      $  128,566      $   50,816
  Accounts and notes receivable:
  Customers, less allowance for doubtful accounts:
      1998, $7,391; 1997, $7,548; 1996, $8,106 ............................         210,690         189,389         176,864
    Other .................................................................          10,571          10,361           8,671
  Inventories (Note 3) ....................................................         143,680         132,359         128,578
  Deferred income taxes (Note 7) ..........................................          24,923          21,385          23,474
  Prepaid expenses ........................................................           5,949           5,072           5,642
                                                                                 ----------      ----------      ----------
       Total current assets ...............................................         576,381         487,132         394,045
Investments and long-term receivables .....................................          71,034          63,482          61,274
Property, plant and equipment, net (Note 4) ...............................         895,785         808,419         764,490
Deferred charges and other assets (Notes 8, 14) ...........................         115,411          90,213         100,836
                                                                                 ----------      ----------      ----------
       Total ..............................................................      $1,658,611      $1,449,246      $1,320,645
                                                                                 ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt ....................................      $    5,432      $    5,408      $    5,021
  Notes payable (Note 2) ..................................................           2,353           3,654           3,289
  Trade payables and accruals .............................................         107,382         112,548          98,528
  Accrued income taxes ....................................................          21,470          21,749          29,606
  Accrued salaries and wages ..............................................          45,665          41,858          38,253
  Accrued interest ........................................................             892           1,360           1,221
  Other accrued liabilities (Note 9) ......................................          28,268          21,120          18,736
                                                                                 ----------      ----------      ----------
       Total current liabilities ..........................................         211,462         207,697         194,654
Long-term debt (Note 5) ...................................................          76,533          81,931          85,535
Deferred income taxes (Note 7) ............................................          98,472          88,719          86,968
Deferred management incentive
  and other compensation (Note 9) .........................................          37,572          33,849          26,251
Other postretirement benefits (Note 8) ....................................          41,998          37,924          36,222
Other noncurrent liabilities (Note 10) ....................................          38,874           7,629           7,351
                                                                                 ----------      ----------      ----------
       Total liabilities ..................................................         504,911         457,749         436,981
                                                                                 ----------      ----------      ----------
Other commitments and contingent liabilities (Note 10) ....................               0               0               0
Shareholders' equity
  Common stock, $1 par value ..............................................         139,705          46,573          46,573
  Capital in excess of par value ..........................................               0          14,090          10,306
  Retained earnings .......................................................       1,588,145       1,449,847       1,304,405
                                                                                 ----------      ----------      ----------
       Total ..............................................................       1,727,850       1,510,510       1,361,284
  Less cost of stock in treasury ..........................................         574,150         519,013         477,620
                                                                                 ----------      ----------      ----------
       Total shareholders' equity .........................................       1,153,700         991,497         883,664
                                                                                 ----------      ----------      ----------
       Total ..............................................................      $1,658,611      $1,449,246      $1,320,645
                                                                                 ==========      ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES



CONSOLIDATED STATEMENTS OF CASH FLOWS


For the years ended December 31
Amounts in thousands                                                          1998            1997            1996
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings ......................................................      $ 255,908       $ 209,145       $ 188,595
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Depreciation, depletion and amortization ......................        137,792         129,217         121,257
    Compensation expense incurred in connection
      with stock-based incentive plans ............................          6,847           5,451           2,010
    (Increase) decrease in assets before effects of
      business acquisitions:
       Accounts and notes receivable ..............................        (20,415)        (14,215)          1,381
       Inventories ................................................         (8,794)         (3,751)          3,915
       Deferred income taxes ......................................         (3,538)          2,089           3,081
       Prepaid expenses ...........................................           (877)            570             194
    Increase (decrease) in liabilities before effects of
      business acquisitions:
       Accrued interest and income taxes ..........................           (513)            139            (105)
       Trade payables, accruals, etc ..............................         (4,362)         (2,070)         14,118
       Deferred income taxes ......................................          9,753           1,752           1,032
       Other noncurrent liabilities ...............................          7,127           9,578           4,290
    Other, net ....................................................        (16,332)          7,909           5,764
                                                                         ---------       ---------       ---------
      Net cash provided by operating activities ...................        362,596         345,814         345,532
                                                                         ---------       ---------       ---------

INVESTING ACTIVITIES
Purchases of property, plant and equipment ........................       (203,258)       (161,238)       (151,767)
Payment for business acquisitions,
  net of cash acquired ............................................        (24,874)        (12,086)        (64,765)
Proceeds from sale of property, plant and equipment ...............         27,054          16,446          11,952
Net investment in nonconsolidated companies .......................            307             150          (1,233)
                                                                         ---------       ---------       ---------
      Net cash used for investing activities ......................       (200,771)       (156,728)       (205,813)
                                                                         ---------       ---------       ---------

FINANCING ACTIVITIES
Net borrowings (payments)--commercial paper
  and bank lines of credit ........................................         (1,301)            365            (280)
Payment of short-term debt ........................................         (5,193)         (5,000)         (6,849)
Payment of long-term debt .........................................           (225)            (19)            (62)
Purchases of common stock (Note 11) ...............................        (65,003)        (43,060)        (45,182)
Dividends paid ....................................................        (70,015)        (63,622)        (58,399)
Contribution from minority interest of
  consolidated subsidiary .........................................         31,914               0               0
                                                                         ---------       ---------       ---------
      Net cash used for financing activities ......................       (109,823)       (111,336)       (110,772)
                                                                         ---------       ---------       ---------
Net increase in cash and cash equivalents .........................         52,002          77,750          28,947
Cash and cash equivalents at beginning of year ....................        128,566          50,816          21,869
                                                                         ---------       ---------       ---------
Cash and cash equivalents at end of year ..........................      $ 180,568       $ 128,566       $  50,816
                                                                         =========       =========       =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


For the years ended December 31                                    1998                        1997                   1996
Amounts and shares in thousands, except per share data      Shares       Amount         Shares      Amount     Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------------
Common stock, $1 par value
Authorized: 1998,480,000 shares (Note 15B);
  1997 and 1996, 160,000 shares
  Issued at beginning of year ........................       46,573    $   46,573        46,573    $  46,573    46,573   $   46,573
  Retired shares of predecessor companies (Note 11) ..           (5)           (5)            0            0         0            0
  Three-for-one common stock split (Note 15B) ........       93,137        93,137             0            0         0            0
                                                            -------    ----------        ------    ---------    ------   ----------
  Issued at end of year ..............................      139,705       139,705        46,573       46,573    46,573       46,573
                                                            =======    ----------        ======    ---------    ======   ----------

Capital in excess of par value
  Balance at beginning of year .......................                     14,090                     10,306                  9,053
  Activity prior to stock split
    Distributions under stock-based incentive plans ..                      5,167                      3,784                  1,253
    Treasury stock issued for acquisition ............                     26,383                          0                      0
  Three-for-one common stock split (Note 15B) ........                    (45,640)                         0                      0
                                                                       ----------                  ---------             ----------
  Balance at end of year .............................                          0                     14,090                 10,306
                                                                       ----------                  ---------             ----------


Retained earnings
  Balance at beginning of year .......................                  1,449,847                  1,304,405              1,174,207
  Net earnings .......................................                    255,908                    209,145                188,595
  Cash dividends on common stock .....................                    (70,015)                   (63,622)               (58,399)
  Three-for-one common stock split (Note 15B) ........                    (47,497)                         0                      0
  Other ..............................................                        (98)                       (81)                     2
                                                                       ----------                  ---------             ----------
  Balance at end of year .............................                  1,588,145                  1,449,847              1,304,405
                                                                       ----------                  ---------             ----------

Common stock held in treasury
  Balance at beginning of year .......................      (12,885)     (519,013)      (12,332)    (477,620)  (11,602)    (433,195)
  Activity prior to stock split
    Purchase of common shares ........................         (611)      (65,003)         (631)     (43,060)     (765)     (45,182)
    Treasury stock issued for acquisition ............          384         8,187             0            0         0            0
    Distributions under stock-based incentive plans ..           75         1,679            78        1,667        35          757
  Three-for-one common stock split (Note 15B) ........      (26,072)            0             0            0         0            0
                                                            -------    ----------        ------       ------    ------   ----------
  Balance at end of year .............................      (39,109)     (574,150)      (12,885)    (519,013)  (12,332)    (477,620)
                                                            =======       -------        ======       ------    ======   ----------
      Total ..........................................                 $1,153,700                 $  991,497             $  883,664
                                                                       ==========                 ==========             ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Vulcan is the nation's foremost producer of construction aggregates, a major producer of other construction materials and a leading chemicals manufacturer, supplying chloralkali and other industrial chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. This discussion and analysis should be read in connection with the historical financial information included in the consolidated financial statements and their notes.

  The information presented in this report reflects the three-for-one split of the common stock approved by the Board of Directors on February 12, 1999. The stock split was effective as of March 10, 1999.


RESULTS OF OPERATIONS

Vulcan's 1998 sales, net earnings and earnings per share were at record levels. Net earnings and diluted earnings per share were $255.9 million and $2.50, respectively. The comparable 1997 net earnings and diluted earnings per share were $209.1 million and $2.03, respectively. Sales in 1998 were $1.776 billion, up from the 1997 total of $1.679 billion. Pretax earnings totaled $374.8 million, up 25% from last year's amount of $300.5 million.


CONSTRUCTION MATERIALS

1998 VS. 1997 For the sixth consecutive year, Construction Materials sales surpassed previous records. Net sales for 1998 totaled $1.159 billion, up 10% from the 1997 result of $1.051 billion. The 1998 results reflect an 8% increase in shipments and a 4% rise in the average unit selling price of crushed stone, the segment's principal product. Of the total increase in sales of $107.6 million, $70.0 million was related to increased volume and $37.6 million was due to higher prices.

  Segment earnings of $307.4 million, which are before interest expense and income taxes, also were at a record level and were up 34% from 1997's record level of $229.3 million. This increase reflects the favorable effects of higher crushed stone shipments and prices, as well as increased earnings from other products. This information is summarized below (in millions of dollars):


CONSTRUCTION MATERIALS 1998 VS. 1997

1997 earnings .................................      $ 229
                                                     -----
Higher volume/prices--crushed stone ...........         58
Higher earnings--other products ...............         14
Gains on asset sales ..........................         11
All other .....................................         (5)
                                                     -----
1998 earnings .................................      $ 307
                                                     =====

1997 VS. 1996 Net sales for 1997 totaled $1.051 billion, up 9% from the 1996 result of $961.9 million. The 1997 result reflects a 6% increase in shipments and a 3% rise in the average unit selling price of crushed stone, the segment's principal product. Of the total increase in sales of $89.1 million, $63.3 million was related to increased volume and $25.8 million was due to higher prices.

  Segment earnings of $229.3 million, which are before interest expense and income taxes, also were at a record level and were up 16% from 1996's record level of $197.3 million. The favorable effects of higher crushed stone shipments and prices, as well as lower production costs, were partially offset by higher overhead costs due mainly to increased provisions associated with stock-based incentive plans. This information is summarized below (in millions of dollars):


CONSTRUCTION MATERIALS 1997 VS. 1996

1996 earnings ................................      $ 197
                                                    -----
Higher earnings--crushed stone ...............         45
All other ....................................        (13)
                                                    -----
1997 earnings ................................      $ 229
                                                    =====


CHEMICALS

1998 VS. 1997 1998 sales of $617.8 million were down 2% from the record 1997 level of $627.6 million. Higher prices for caustic soda were more than offset by lower volumes and prices for chlorine and some chlorine derivatives.

  Segment earnings of $69.2 million in 1998 were down 9% from the 1997 level of $75.8 million. Excluding the impact of asset sales and environmental provisions, earnings for the year were 2% above 1997 levels. Higher caustic soda prices and lower raw material costs offset lower volumes and


                                  NET EARNINGS
                            (in millions of dollars)

                                    [GRAPH]
prices for chlorine and some derivative products, and lower earnings from Performance Systems. This information is summarized below (in millions of dollars):

CHEMICALS 1998 VS.1997

1997 earnings .......................................      $ 76
                                                           ----
Chloralkali sales prices/raw materials ..............        27
Chloralkali sales volumes ...........................       (13)
Asset sales/environmental provisions ................        (8)
All other ...........................................       (13)
                                                           ----
1998 earnings .......................................      $ 69
                                                           ====

1997 VS. 1996 Sales of $627.6 million were up 3% from the record 1996 level of $607.0 million. The growth came primarily from increased Performance Systems sales. Chloralkali sales were essentially unchanged from 1996, as the effect of lower caustic soda prices was nearly offset by higher revenues from chlorine and chlorine derivative products.

  Segment earnings of $75.8 million in 1997 were down 20% from the record 1996 level of $94.7 million. The decrease primarily reflected a 34% decline in caustic soda prices and higher raw materials costs. This was partially offset by higher pricing for chlorine and derivative products, as well as improved earnings from Performance Systems. This information is summarized below (in millions of dollars):

CHEMICALS 1997 VS. 1996

1996 earnings ................................      $ 95
                                                    ----
Chloralkali sales prices/raw materials .......       (16)
All other ....................................        (3)
                                                    ----
1997 earnings ................................      $ 76
                                                    ====

                              NET CASH PROVIDED BY
                              OPERATING ACTIVITIES
                            (in millions of dollars)

                                    [GRAPH]


SELLING, ADMINISTRATIVE AND GENERAL

Selling, administrative and general expenses of $199.0 million in 1998 increased 4% from the 1997 level of $190.4 million. In addition to normal salary increases, this reflects expenditures associated with several projects designed to enhance operations and reduce future costs throughout the organization. In 1997, selling, administrative and general expenses were up 9% from the 1996 level. This reflects principally the effect that the 68% appreciation in the Company's share price during 1997 had on stock-based incentive compensation costs.


OTHER INCOME

Other income, net of other charges, was $32.1 million as compared with the 1997 amount of $20.7 million. The increase principally reflects gains on sales of assets and higher earnings from the Company's joint venture to supply limestone from Mexico to the U.S. Gulf Coast market. The increase in 1997 versus 1996 was due to the same factors.


INCOME TAXES

The Company's 1998 effective tax rate was 31.7%, up from the 1997 rate of 30.4%. The increase reflects principally a lesser impact of adjustments referable to tax audits for prior years. The effective tax rate decreased in 1997, from the 1996 rate of 34.0%. This decrease reflected principally adjustments referable to tax audits for prior years.


1999 OUTLOOK

With regard to 1999, the Company's starting point is the assumption that moderate growth in GDP and the favorable impact of TEA-21 will continue to provide a healthy economic environment for construction activity in the United States. The market for construction aggregates should remain strong overall. Demand in all major construction end-use markets should equal or exceed 1998 levels, with the exception of residential construction, which may decline modestly. Based on this outlook, 1999 earnings in the Construction Materials segment, before the inclusion of CalMat, are expected to exceed 1998's record result. CalMat will significantly increase segment earnings, but this will be offset by higher interest expense referable to the acquisition.

  In 1999, the Chemicals segment will face a challenging year. Uncertainties regarding the Asian economies and related effects on the global economy, combined with the expected advent of additional chloralkali capacity, continue to cloud the outlook. Both caustic and chlorine prices may be lower than in 1998. Based on its current view, the Company expects Chemicals' earnings to fall significantly below 1998's performance.

  All in all, Vulcan has a high level of confidence in the outlook for Construction Materials. However, the volatile outlook for Chemicals makes it difficult to project 1999 results for Chemicals and the Company. If Chemicals' markets stabilize, Vulcan's net earnings and earnings per share could approximate 1998's record results. On the other hand, a continued deterioration in Chemicals' markets would likely lead to a slight decline in Vulcan's earnings.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS Net cash provided by operating activities reached a fourth consecutive record high a mounting to $362.6 million in 1998, as compared to 1997's total of $345.8 million. Net cash provided by the Construction Materials segment increased 6% to $270.4 million, while net cash provided by the Chemicals segment was relatively flat at $86.4 million. The Company's long-standing ability to generate significant cash flows enabled it to fund capital requirements internally, reduce long-term debt and return $135.0 million to shareholders through dividends and share purchases.

  Cash expenditures for property, plant and equipment, excluding acquisitions, were $203.3 million in 1998, up $42.1 million. Cash spending for acquisitions, including amounts referable to working capital and other balance sheet items, totaled $24.9 million compared with $12.1 million in 1997.

  The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent with the payout record of past years on average, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits. Additionally, management believes that purchases of the Company's stock frequently may represent an attractive long-term investment and an attractive means of returning cash to shareholders. Management intends to continue buying shares when appropriate based on prevailing market conditions, the Company's cash position and long-term capital requirements.

WORKING CAPITAL Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $193.0 million at December 31, 1998, up $31.7 million from the 1997 level. This compares with an increase of $3.2 million and a decrease of $16.7 million in 1997 and 1996, respectively.

  The current ratio increased to 2.7 in 1998, primarily due to a higher cash balance. The current ratio in 1997 was 2.3, higher than the 2.0 in 1996.

PROPERTY ADDITIONS Property additions, including acquisitions, totaled $230.3 million in 1998, up 26.5% from the 1997 level of $182.0 million. Property additions included $18.6 million related to acquisitions and $8.4 million of accruals referable to property. As explained on page 65, Vulcan classifies its property additions into three categories based on the predominant purpose of the project.

  Profit-adding projects continued to bolster spending in both segments. Within the Construction Materials segment, these included the acquisition of six stone quarries in Georgia, Illinois and Tennessee, and the beginning of production at greenfield aggregates operations in Alabama, Georgia and Indiana. Property additions within the Chemicals segment included initial spending for a joint venture with Mitsui & Co. announced in June. In addition to contributing its existing EDC plant, Vulcan will invest a total of approximately $90.0 million in this project, with the majority of this funding to be provided in 1999.

  Commitments for capital expenditures were $32.4 million at December 31, 1998, excluding expenditures for CalMat and Mitsui. As a result of the acquisition of CalMat in January 1999, the Company will use a combination of short-term and long-term borrowing in addition to internally generated cash flows to cover the aforementioned commitments.

SHORT-TERM BORROWINGS AND INVESTMENTS The Company was a net short-term investor during 1998 as marketable securities reached a peak of $219.8 million, and amounted to $166.8 million at year end. The Company was also a net short-term investor in 1997 when marketable securities peaked at $131.1 million and ended at $111.3 million. During 1996, however, the Company was a net short-term borrower

                               PROPERTY ADDITIONS
                            (in millions of dollars)


                                     [GRAPH]
as borrowings reached a maximum of $48.2 million and equaled $3.3 million at year end.

  The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $225.0 million were maintained at the end of 1998. In connection with its acquisition of CalMat, the Company entered into a syndicated credit facility in the amount of $550.0 million effective in January 1999, which resulted in total domestic lines of credit being increased to $775.0 million. Concurrent with the closing of the aforementioned acquisition, Standard & Poor's Ratings Group lowered the Company's commercial paper rating from A-1+ to A-1, while Moody's Investors Service, Inc., maintained its rating at the P-1 level.

LONG-TERM OBLIGATIONS During 1998, the Company reduced its total long-term obligations by $5.4 million to $76.5 million, compared with a net decrease of $3.6 million in 1997. During the three-year period ended December 31, 1998, long-term obligations decreased cumulatively by $13.8 million from the $90.3 million outstanding at December 31, 1995.

  During the same three-year period, shareholders' equity, net of common stock purchases of $153.3 million and dividends of $192.0 million, increased by $357.1 million to $1,153.7 million.

  In the future, the ratio of long-term debt to total long-term capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 30% to 35%. The actual ratio at the end of 1998 was 5.3%. Vulcan has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

                             LONG-TERM OBLIGATIONS
                                AS A PERCENT OF
                               LONG-TERM CAPITAL


                                    [GRAPH]


  In acquiring CalMat in January 1999, the Company liquidated all of its marketable securities and issued commercial paper to purchase the CalMat common stock tendered. In due course, the Company anticipates issuing long-term debt to fund the acquisition.

  Effective with the closing of the CalMat acquisition, Standard & Poor's Ratings Group lowered the Company's long-term debt rating to A+ from AA-, while Moody's Investors Service, Inc., maintained its rating at the A1 level.

COMMON STOCK During 1998, the Company purchased 1,832,100 shares of its common stock at a cost of $65.0 million, equal to an average price of $35.48 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

  The number and cost of shares purchased during each of the last three years is shown below:

                                            1998          1997          1996
                                    ----------------------------------------
Shares purchased:
  Number ......................        1,832,100     1,892,568     2,296,200

  Total cost (millions) .......      $      65.0   $      43.1   $      45.2

  Average cost ................      $     35.48   $     22.75   $     19.68

Shares in treasury at year end:

  Number ......................       39,108,657    38,655,012    36,996,141

  Average cost ................      $     14.68   $     13.16   $     12.91

  The number of shares remaining under the current purchase authorization of the Board was 8,810,388 shares as of December 31, 1998.


MARKET RISK

The Company is exposed to certain market risks a rising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, the Company occasionally utilizes derivative financial instruments.

 To date, the Company has used commodity swap and option contracts to reduce its exposure to fluctuations in prices for natural gas. The fair value of these contracts as of December 31, 1998 and 1997 was not material. As a result of a 10% reduction in the price of natural gas, the Company would experience a potential loss in the fair value of the underlying commodity swap and option contracts for the year ended December 31, 1998 of approximately $160 thousand.


Year 2000 Issue

Vulcan recognizes the importance of Year 2000 issues and has made resolution of these problems a priority by creating a Year 2000 Project Management Office with the appropriate authority and resources. The Company's Year 2000 Plan includes five stages--pre-project, planning, preparation, implementation and transition, which will overlap to a significant degree. The Year 2000 Project Management Office has organized teams at each major location to research Year 2000 compliance status, implement appropriate solutions, and conduct testing of computer hardware and net work equipment, computer software, production equipment and instrumentation. It will also assist in identifying key customers and key suppliers. Vulcan is currently in the preparation and implementation stages, coordinating the necessary internal and external changes. The Company has received information concerning the Year 2000 status of significant suppliers and selected customers, and believes plans are in place to appropriately remedy these issues in a timely manner. The Company plans to have implemented corrections to internal systems that are critical to its operations no later than the end of the third quarter of 1999. While some noncritical systems may not be addressed until after December 1999, Vulcan believes such systems will not disrupt operations in a material manner.

  The Company currently estimates that the total cost of implementing its Year 2000 Plan will not exceed $5.0 million. This estimate is based on presently available information and will be updated as the Company finalizes its assessment and continues with implementation. In particular, the estimate may need to be increased once the Company has formulated its contingency plan. We expect our business partner readiness assessment to be completed in April 1999.

  Management believes that the Company's Year 2000 Plan will resolve the issue in a timely manner. Nevertheless, since it is not possible to anticipate all possible future outcomes, especially when third parties are involved, there could be circumstances in which the Company would be unable to take customer orders, manufacture and ship products, invoice customers or collect payments. In particular, if third-party providers, due to the Year 2000 issue, fail to provide Vulcan with components or materials that are necessary to manufacture its products, with sufficient electrical power and other utilities to sustain its manufacturing process, or with adequate, reliable means of transporting its products to its customers, then any such failure could have a material adverse effect on the business operations and financial performance of the Company. The amount of potential liability and lost revenue has not been estimated.

  Contingency plans will be finalized in the second quarter of 1999.


NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is required to be adopted for years beginning after June 15, 1999. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.


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

                                 AVERAGE CAPITAL
                                    EMPLOYED
                            (in millions of dollars)


                                    [GRAPH]

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all majority or wholly owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation. Investments in which the Company has ownership interests of 20% to 50% are accounted for by the equity method. All other investments are carried at the lower of cost or market, and income is recorded as dividends are received or interest is earned.

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

    Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.

    Leaseholds are amortized over varying periods not in excess of applicable lease terms.

GOODWILL Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is amortized on a straight-line basis over periods ranging from 15 to 30 years.

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

    Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and do not contribute to future revenue are expensed. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs and similar costs. Costs are expensed and accrued as liabilities when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. These amounts are accrued no later than the feasibility study and/or when the Company commits to a formal a plan of action.

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

- Balances or deficiencies in prior-year provisions that become appropriate as audits of those years progress.

EARNINGS PER SHARE (EPS) In accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, Earnings Per Share, the Company reports two separate earnings per share numbers, basic and diluted. Both are computed by dividing net earnings by the average common shares outstanding (basic EPS) or average common shares outstanding assuming dilution (diluted EPS) as detailed below (in thousands of shares):


                                                              1998          1997          1996
                                                             -------      -------      -------
Average common shares outstanding .....................      100,854      101,483      104,274
Dilutive effect of:
  Stock options .......................................          720          528           18
  Performance shares and other ........................          603          839        1,226
                                                             -------      -------      -------
Average common shares outstanding,
  assuming dilution ...................................      102,177      102,850      105,518
                                                             =======      =======      =======

    All common stock equivalents are reflected in the Company's earnings per share calculations; the Company had no anti-dilutive common stock equivalent shares in 1998, 1997 and 1996. All earnings per share amounts have been retroactively restated to reflect the three-for-one split of the common stock approved by the Board of Directors on February 12, 1999 (see Note 15B).

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement is now effective, but has no impact on the Company. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is required to be adopted for years beginning after June 15, 1999. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.

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

RECLASSIFICATIONS Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1998 presentation.


2.  CASH

At year-end 1998, 1997 and 1996, the Company did not have any commercial paper outstanding but did have $2,400,000, $2,900,000 and $3,100,000, respectively, in bank borrowings.

    All of the lines of credit extended to the Company in 1998, 1997 and 1996 were based solely on a commitment fee basis, and thus no compensating balances were required. In the normal course of business, the Company maintains balances for which it is credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services the provide, the Company pays the fee equivalent for the differences. The Company was in compliance with these informal compensation arrangements during all three years. Because the arrangements are evaluated on a 12-month average basis, the Company does not consider any of its cash balances to be restricted as of any specific date.


3.  INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):

                                                               1998         1997        1996
                                                            --------     --------      -------
Finished products .....................................      $99,814      $90,118     $ 87,459
Raw materials .........................................       10,466       10,865       10,115
Products in process ...................................        1,183          617          873
Operating supplies and other ..........................       32,217       30,759       30,131
                                                            --------     --------     --------
  Total inventories ...................................     $143,680     $132,359     $128,578
                                                            ========     ========     ========

    The above amounts include inventories valued under the LIFO method totaling $107,178,000, $99,321,000 and $96,045,000 at December 31, 1998, 1997 and 1996,
respectively. Estimated current cost exceeded LIFO cost at December 31, 1998, 1997 and 1996 by $34,671,000, $37,344,000 and $35,747,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been a decrease of $1,633,000 ($0.02 per share effect) in 1998, an increase of $973,000 ($0.01 per share effect) in 1997 and a decrease of $702,000 ($0.01 per share effect) in 1996.

4.  PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                                              1998        1997         1996
                                                          ----------   ----------   ----------
Land and land improvements ............................   $  210,601   $  211,058   $  222,546
Buildings .............................................       83,609       81,805       82,049
Machinery and equipment ...............................    1,874,012    1,753,683    1,630,089
Leaseholds ............................................        7,039        7,107        7,118
Construction in progress ..............................      105,495       66,547       60,362
                                                          ----------   ----------   ----------
    Total .............................................    2,280,756    2,120,200    2,002,164

Less allowances for depreciation,
  depletion and amortization ..........................    1,384,971    1,311,781    1,237,674
                                                          ----------   ----------   ----------
Property, plant and
  equipment, net ......................................      895,785   $  808,419   $  764,490
                                                          ==========   ==========   ==========

The Company capitalized interest costs of $443,000 in 1998,$1,160,000 in 1997 and $627,000 in 1996 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $7,225,000 in 1998, $8,074,000 in 1997 and $9,263,000 in 1996.


5. DEBT

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

                                                               1998         1997         1996
                                                             -------      -------      -------
Medium-term notes .....................................      $56,000      $61,000      $66,000
Variable rate pollution control
  revenue bonds .......................................        8,200        8,200        8,200
63/8% pollution control
  revenue bonds .......................................        5,800        5,800        5,800
Other notes ...........................................        6,533        6,931        5,535
                                                             -------      -------      -------
    Total .............................................      $76,533      $81,931      $85,535
                                                             =======      =======      =======
Estimated fair value ..................................      $87,091      $93,142      $93,507
                                                             =======      =======      =======

    In May 1991, the Company filed a shelf registration statement with the Securities and Exchange Commission for the registration of $200,000,000 principal amount of debt securities. The issuances of the medium-term notes in 1991 totaled $81,000,000. The dollar-weighted average maturity of the notes, as calculated from the dates of issuance, approximated 13 years. Maturities at the time of issuance ranged from 3 to 30 years with a maximum of $10,000,000 due in any one year. At that time, the weighted average interest rate on the notes was 8.53% with a range of 7.59% to 8.85%. The $56,000,000 in notes outstanding as of December 31, 1998 have a weighted average maturity of 8 years with a weighted average interest rate of 8.72%.

    Certain fixed and variable rate pollution control revenue bonds were called and refunded in 1996. In connection with the refunding, $8,200,000 of tax-exempt bonds were issued and currently bear interest at a variable rate that is reset weekly by the remarketing agent. The interest rate on these bonds may be changed to another variable rate option, or to a fixed rate, in accordance with the provisions of the trust indenture. The 6 3/8% pollution control revenue bonds issued in 1992 mature in 2012.

    Other notes include $3,000,000 representing a fixed rate, tax-exempt industrial development bond issue which matures in 2011 and notes issued for businesses acquired. The aggregate principal payments for the five years subsequent to December 31, 1998 are: 1999-$5,432,000; 2000-$5,240,000;
2001-$5,211,000; 2002-$5,491,000; and 2003-$5,217,000.

    The Company is not subject to any contractual restrictions with regard to working capital, or the amount it may expend for cash dividends and purchases of its stock. Pursuant to a provision in the Company's bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%.

    The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of long-term debt, accounts payable, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value primarily due to their short-term nature. The fair value estimates presented are based on information available to management as of December 31, 1998, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

6.  OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

                                                               1998         1997         1996
                                                             -------      -------      -------
Minimum rentals .......................................      $18,725      $17,894      $17,188
Contingent rentals (based
  principally on usage) ...............................       15,410       11,840       10,677
                                                             -------      -------      -------
    Total .............................................      $34,135      $29,734      $27,865
                                                             =======      =======      =======

    Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1998 range from $8,445,000 to $14,457,000 annually through 2003 and aggregate $49,171,000 thereafter.

    Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

7.  INCOME TAXES

The components of earnings before income taxes are as follows (in thousands of dollars):

                                                  1998         1997         1996
                                                --------     --------     --------
Domestic ....................................   $365,706     $294,834     $279,678
Foreign .....................................      9,138        5,667        5,902
                                                --------     --------     --------
  Total .....................................   $374,844     $300,501     $285,580
                                                ========     ========     ========



Provisions for income taxes consist of the following (in thousands of dollars):

                                                              1998        1997          1996
                                                           ---------    ---------     --------
Current:
  Federal .............................................    $  96,311    $  73,767     $ 80,704
  State and local .....................................       16,544       10,907       14,595
  Foreign .............................................          241          132          144
                                                           ---------    ---------     --------
    Total .............................................      113,096       84,806       95,443
                                                           ---------    ---------     --------
Deferred:

  Federal .............................................        4,679        5,231        1,446
  State and local .....................................        1,181        1,321           96
  Foreign .............................................          (20)          (2)          --
                                                           ---------    ---------     --------
    Total .............................................        5,840        6,550        1,542
                                                           ---------    ---------     --------
Total provision .......................................    $ 118,936    $  91,356     $ 96,985
                                                           =========    =========     ========

  The effective tax rate varied from the federal statutory income tax rate due to the following:

                                                                1998          1997        1996
                                                               ------        -----        -----
Federal statutory tax rate ............................         35.0%        35.0%        35.0%
Increase (decrease) in tax rate
  resulting from:
    Depletion .........................................         (4.5)        (5.0)        (4.8)
    State and local income taxes,
      net of federal income
      tax benefit .....................................          3.0          2.6          3.3
    Miscellaneous items ...............................         (1.8)        (2.2)         0.5
                                                               -----         ----         ----
Effective tax rate ....................................         31.7%        30.4%        34.0%
                                                               =====         ====         ====

    Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                                             1998         1997         1996
                                                            ------       ------       ------
Deferred tax assets related to:
  Accrual for post retirement
    benefits ..........................................     $ 16,804     $ 15,283     $ 14,149
  Accrual for environmental
    reclamation .......................................          371          554          396
  Accounts receivable,
    principally allowance
    for doubtful accounts .............................        2,918        3,248        3,493
  Inventory adjustments ...............................        6,309        5,748        6,101
  Pensions, incentives and
    deferred compensation .............................       17,477       11,844       10,463
  Other items .........................................        9,596       10,714       10,339
                                                            --------     --------     --------
      Total deferred tax assets .......................       53,475       47,391       44,941
                                                            --------     --------     --------
Deferred tax liabilities related to:
  Fixed assets, principally
    depreciation ......................................      117,658      107,170      101,316
  Other items .........................................        9,366        7,555        7,119
                                                            --------     --------     --------
      Total deferred tax liabilities ..................      127,024      114,725      108,435
                                                            --------     --------     --------
  Net deferred tax liability ..........................     $ 73,549     $ 67,334     $ 63,494
                                                            ========     ========     ========

8.  PENSION AND POST RETIREMENT BENEFIT PLANS

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Post retirement Benefits.

PENSION PLANS The Company sponsors three noncontributory defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and two out of four union groups in the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan and two union groups in the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service.

    The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

                                                            1998            1997            1996
                                                         ---------       ---------       ---------
Change in benefit obligation:
  Benefit obligation at
    beginning of year .............................      $ 306,516       $ 267,289       $ 264,590
  Service cost ....................................         12,886          11,228          11,631
  Interest cost ...................................         19,499          20,987          19,069
  Amendments ......................................          5,479          (1,014)          6,770
  Actuarial (gain) loss ...........................         14,667          23,647         (22,316)
  Benefits paid ...................................        (14,289)        (15,621)        (12,455)
                                                         ---------       ---------       ---------
 Benefit obligation at end of year ................      $ 344,758       $ 306,516       $ 267,289
                                                         =========       =========       =========
Change in plan assets:
  Fair value assets at
  beginning of year ...............................      $ 395,245       $ 337,325       $ 305,398
    Actual return on plan assets ..................         63,827          72,875          43,867
    Employer contribution .........................            770             666             515
    Benefits paid .................................        (14,289)        (15,621)        (12,455)
                                                         ---------       ---------       ---------
    Fair value of assets
      at end of year ..............................      $ 445,553       $ 395,245       $ 337,325
                                                         =========       =========       =========

Funded status .....................................      $ 100,795       $  88,729       $  70,037
Unrecognized net transition (asset) ...............         (5,060)         (7,486)        (10,212)
Unrecognized net actuarial (gain) .................       (111,024)        (91,536)        (68,163)
Unrecognized prior service cost ...................         14,670          10,722          12,632
                                                         ---------       ---------       ---------
Net amount recognized .............................      $    (619)      $     429       $   4,294
                                                         =========       =========       =========

Amounts recognized in the statement of
financial position consists of:
    Prepaid benefit cost ..........................      $  35,500       $  32,959       $  24,326
    Accrued benefit liability .....................        (36,492)        (33,402)        (20,032)
    Intangible assets .............................            373             872               0
                                                         ---------       ---------       ---------
    Net amount recognized .........................      $    (619)      $     429       $   4,294
                                                         =========       =========       =========

Components of net periodic benefit cost:
  Service cost .....................................     $  12,886       $  11,228       $  11,631
  Interest cost ....................................        19,499          20,987          19,069
  Expected return on plan assets ...................       (28,643)        (25,622)        (23,651)
  Amortization of transition (asset) ...............        (2,425)         (2,730)         (3,013)
  Amortization of prior service cost ...............         1,531           1,588           1,104
  Recognized actuarial (gain) loss .................        (1,145)           (756)             45
                                                         ---------       ---------       ---------
  Net periodic benefit cost ........................     $   1,703       $   4,695       $   5,185
                                                         =========       =========       =========

Weighted-average assumptions
  as of December 31:
    Discount rate .................................           6.75%           7.00%           7.50%
    Expected return on assets .....................           8.25%           8.25%           8.25%
    Rate of compensation increase
      (for salary-related plans) ..................           4.25%           4.25%           4.25%

    Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Vulcan sponsors an unfunded nonqualified pension plan. The projected benefit obligation, accumulated benefit obligation and fair value of assets for this plan were $16,943,860, $11,169,918 and $0 as of December 31, 1998; $15,331,632,
$10,573,132 and $0 as of December 31, 1997; and $10,764,273, $7,863,951 and $0
as of December 31, 1996.

    Certain of the Company's hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $2,159,000 in 1998, $2,115,000 in 1997 and $2,090,000 in 1996. The
actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Fifteen percent of the labor force are covered by collective bargaining agreements and 6% are covered by labor agreements that expire within one year.

POSTRETIREMENT PLANS In addition to pension benefits, the Company provides certain health care benefits and life insurance for some retired employees. Substantially all of the Company's salaried employees and, where applicable, hourly employees, may become eligible for those benefits if they reach at least age 55 and meet certain service requirements while working for the Company. Generally, Company-provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever first occurs.

    The following tables set forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):


                                                            1998           1997             1996
                                                         ---------       ---------       ---------
Change in benefit obligation:
  Benefit obligation at
    beginning of year .............................      $  48,713       $  43,633       $  44,491
  Service cost ....................................          2,134           2,036           2,045
  Interest cost ...................................          3,367           3,464           3,013
  Amendments ......................................           (146)              0               0
  Actuarial (gain) loss ...........................           (623)          2,099          (3,103)
  Benefits paid ...................................         (2,513)         (2,519)         (2,813)
                                                         ---------       ---------       ---------
  Benefit obligation at end of year ...............      $  50,932       $  48,713       $  43,633
                                                         =========       =========       =========
Change in plan assets:
  Fair value of assets at
    beginning of year .............................      $   3,323       $   3,119       $   2,842
  Actual return on plan assets ....................            167             203             197
  Employer contribution ...........................             45             111             168
  Benefits paid ...................................            (51)           (110)            (88)
                                                         ---------       ---------       ---------
  Fair value of assets
    at end of year ................................      $   3,484       $   3,323       $   3,119
                                                         =========       =========       =========
Funded status .....................................      $ (47,448)      $ (45,390)      $ (40,514)
Unrecognized net loss .............................          5,612           6,261           4,287
Unrecognized prior service cost ...................           (162)              5               5
                                                         ---------       ---------       ---------
Net amount recognized..............................     $  (41,998)      $ (39,124)      $ (36,222)
                                                         =========       =========       =========
Amounts recognized in the statement of financial
  position consist of:
    Accrued benefit liability .....................     $  (41,998)      $ (39,124)      $ (36,222)
                                                        ==========       =========       =========
Components of net periodic benefit cost:
  Service cost .....................................    $    2,134       $   2,036       $   2,045
  Interest cost ...................................          3,367           3,464           3,013
  Expected return on plan assets ..................           (218)           (218)           (204)
  Amortization of prior service cost ..............             21               1               1
  Recognized actuarial loss .......................             84             138              95
                                                         ---------       ---------       ---------
  Net periodic benefit cost .......................     $    5,388       $   5,421       $   4,950
                                                        ==========       =========       =========

    The Company funds the postretirement benefits plan each year through contributions to a trust fund for health care benefits and through payments of premiums to providers of life insurance. All assets of the plan relate to the life insurance and are composed of reserves held by the insurer.

    The weighted-average discount rates used as of December 31, 1998, 1997 and 1996 were 6.75%, 7.00% and 7.50%, respectively. For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease 1% each year to 5% for 2001 and remain at that level thereafter.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the healthcare cost trend rates were increased 1% each year, the accumulated postretirement benefit obligation as of December 31, 1998 would have increased by $6,145,000, and the aggregate of the service and interest cost for 1998 would have increased by $797,000. Similarly, if the health care cost trend rates were decreased 1% each year, the accumulated postretirement benefit obligation as of December 31, 1998 would have decreased by $4,463,000, and the aggregate of the service and interest cost for 1998 would have decreased by $621,000.

9.  INCENTIVE PLANS

STOCK-BASED COMPENSATION PLANS The Company's 1996 Long-Term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is .95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

    Stock options issued during 1998, 1997 and 1996 were granted at the fair market value of the stock on the date of the grant. They vest ratably over five years and expire 10 years subsequent to the grant.

    Performance share awards were granted through 1995. These awards are based on the achievement of established performance goals, and the majority of the awards vest over five years. Expense provisions referable to these plans amounted to $10,698,000 in 1998, $11,671,000 in 1997 and $4,373,000 in 1996.
Expense provisions are affected by changes in the market value of the Company's common stock and performance versus a preselected peer group.

    The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that statement. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.6%; dividend yields of 2.1%; volatility factors of the expected market price of the Company's common stock of 17.9%; and a weighted-average expected life of the option of five years. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date.

    For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying SFAS 123 on a pro forma basis would have increased net earnings by approximately $3,626,000, $4,386,000 and $83,000 in 1998, 1997 and 1996, respectively. The impact on basic and diluted earnings per share in 1998 would have been a $0.03 and $0.04 increase, respectively. Similarly, the impact in 1997 would have been a $0.04 and $0.05 increase, respectively, and there would have been no change in 1996 earnings per share.

    A summary of the Company's stock option activity, related information as of December 31, 1998, 1997 and 1996, and changes during each year is presented below:


                                                                 1998                          1997                      1996
                                                          ---------------------------------------------------------------------
                                                                          WEIGHTED              WEIGHTED              WEIGHTED
                                                                          AVERAGE               AVERAGE                AVERAGE
                                                                          EXERCISE              EXERCISE              EXERCISE
                                                             SHARES       PRICE      SHARES      PRICE     SHARES       PRICE
                                                          ---------------------------------------------------------------------
Outstanding at beginning of year ..................         2,427,705    $ 20.09   1,286,850   $ 18.87          --    $      --
  Granted at fair value ...........................         1,021,950    $ 33.13   1,224,150   $ 21.32   1,289,400    $   18.87
  Exercised .......................................            95,010    $ 19.79      20,820   $ 19.19          --    $      --
  Forfeited .......................................           106,005    $ 25.12      62,475   $ 19.16       2,550    $   18.85
                                                           ----------              ---------             ---------
Outstanding at year end ...........................         3,248,640    $ 24.04   2,427,705   $ 20.09   1,286,850    $   18.87
                                                           ==========              =========             =========
Options exercisable at year end ...................           840,960    $ 19.73     479,295   $ 19.35          --    $      --
Weighted-average grant date
  fair value of each option
  granted during the year .........................        $     4.80                   3.71            $     3.45

    The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                OPTIONS OUTSTANDING            OPTIONS EXERCISABLE

                                     WEIGHTED
                                      AVERAGE      WEIGHTED                WEIGHTED
                                     REMAINING      AVERAGE                 AVERAGE
    RANGE OF               NUMBER   CONTRACTUAL    EXERCISE      NUMBER    EXERCISE
  EXERCISE PRICE         OF SHARES  LIFE (YEARS)    PRICE      OF SHARES     PRICE
----------------        ----------  -----------   ---------    ---------   --------
$18.58-$19.73            1,128,855     7.38       $18.87        542,955      $18.86
   21.31                 1,136,985     8.12       $21.31        297,825      $21.31
$29.20-$32.95              965,700     9.12       $32.94            180      $29.20
$  43.76                    17,100     9.94       $43.76             NA          NA
                        ----------                              -------
             Total       3,248,640     8.17       $24.04        840,960      $19.73
                        ==========     ====       ======        =======      ======

CASH-BASED COMPENSATION PLAN The Company has a management incentive plan under which cash awards may be made annually to officers and key employees. Expense provisions referable to the plan amounted to $10,250,000 in 1998, $7,198,000 in 1997 and $8,500,000 in 1996.

10.  OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1998, the Company formed a joint venture with Mitsui & Co. to construct and operate a new chloralkali plant and to expand ethylene dichloride (EDC) capacity. Through the contribution of its existing EDC plant and a total of approximately $90,000,000, the Company will own 51% of the joint venture and manage the operation of the new facilities. The majority of the spending will occur in 1999, and the joint venture is expected to begin production in early 2000.

    Other commitments of the Company include the purchase of property, plant and equipment approximating $32,441,000 at December 31, 1998, excluding the expenditures for the CalMat acquisition (see Note 15A) and the Mitsui joint venture.

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

11.  SHAREHOLDERS' EQUITY

A total of 42,175,581 shares has been purchased at a cost of $595,915,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 8,810,388 shares as of December 31, 1998.

    During 1998, 5,272 shares that had been held by predecessor companies were identified and retired. There was no cash flow or earnings impact associated with this change.

    In October 1998, the Company adopted a Stockholder Rights Plan and pursuant to the plan declared a dividend on its common stock of one right (a "Right") for each share of common stock then outstanding and for each share of common stock issued thereafter and prior to the time the Rights expire or become exercisable. Each Right entitles holders to purchase one one-hundredth of a share of Series A Participating Preference Stock at a price of $400. The Rights will become exercisable 10 days after a public announcement that a person or group has acquired 15% or more of the Company's common stock or intends to make a tender or exchange offer which would result in such person or group acquiring 15% or more of the Company's common stock. Under certain circumstances, the Rights will entitle the holder to purchase Company common stock or the common stock of an acquiring company having a market value of two times the exercise price of each Right. The Rights expire on December 31, 2008 and, prior to the occurrence of certain events, maybe redeemed at a price of $0.01 per Right.

12.  SEGMENT DATA

On December 31, 1998, the Company adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 established standards for reporting information about segments in annual financial statements and requires selected information about segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, and geographic areas. Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under this new standard, the Company's reportable segments are organized around products and services and continue to be Construction Materials and Chemicals. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's determination of segment earnings (a) recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings; (b) rejects allocations of general corporate expenses to the segments; (c) does not reflect interest revenue or expense; and (d) is before income taxes.

    Operations in the Company's Construction Materials segment principally involve the production and sale of aggregates and related products and services provided by seven regional divisions. These divisions have been aggregated for reporting purposes. At year end, sales are in 17 states located in the southeast, midwest and southwest regions of the United States and the District of Columbia. Customers primarily use aggregates in the construction and maintenance of highways, roads and streets and in the construction of housing and nonresidential, commercial and industrial facilities.

    The Chemicals segment, through its Chloralkali and Performance Systems operations, produces and sells chlorine, caustic soda, chlorinated organic chemicals and other industrial chemicals principally to the chemical, pulp and paper, energy, water management, pharmaceuticals and textile industries. These business units have been aggregated for reporting purposes.

    Because the majority of the Company's activities are domestic, sales and assets outside the United States are not material.

SEGMENT FINANCIAL DISCLOSURE
Amounts in millions                                1998          1997         1996
                                                ----------    ----------    --------
NET SALES
Construction Materials ...................      $  1,158.6    $  1,051.0    $  961.9
Chemicals ................................           617.8         627.6       607.0
                                                ----------    ----------    --------
    Total ................................      $  1,776.4    $  1,678.6    $1,568.9
                                                ==========    ==========    ========
EARNINGS (LOSS) BEFORE
INTEREST EXPENSE AND
INCOME TAXES
Construction Materials ...................      $    307.4    $    229.3    $  197.3
Chemicals ................................            69.2          75.8        94.7
                                                ----------    ----------    --------
Segment earnings .........................           376.6         305.1       292.0
Interest income, etc .....................             5.0           2.3         2.2
                                                ----------    ----------    --------
    Total ................................      $    381.6    $    307.4    $  294.2
                                                ==========    ==========    ========
IDENTIFIABLE ASSETS
Construction Materials ...................      $    894.6    $    751.2    $  719.6
Chemicals ................................           452.7         459.0       441.1
                                                ----------    ----------    --------
    Identifiable assets ..................         1,347.3       1,210.2     1,160.7
Investment in
  nonconsolidated affiliates .............            70.3          61.0        56.0
General corporate assets .................            60.4          49.4        53.1
Cash items ...............................           180.6         128.6        50.8
                                                ----------    ----------    --------
    Total ................................      $  1,658.6    $  1,449.2    $1,320.6
                                                ==========    ==========    ========
DEPRECIATION, DEPLETION
AND AMORTIZATION
Construction Materials ...................      $     90.8    $     84.5    $   80.0
Chemicals ................................            47.0          44.7        41.3
                                                ----------    ----------    --------
    Total ................................      $    137.8    $    129.2    $  121.3
                                                ==========    ==========    ========
PROPERTY ADDITIONS
Construction Materials ...................      $    176.0    $    125.5    $  124.1
Chemicals ................................            54.3          56.5        63.1
                                                ----------    ----------    --------
    Total ................................      $    230.3    $    182.0    $  187.2
                                                ==========    ==========    ========
SALES BY PRODUCT
Construction Materials
  Aggregates:
    Stone ................................      $    928.8    $    833.2    $  760.3
    Sand and gravel ......................            27.5          27.7        25.4
    Other aggregates .....................            22.3          20.0        21.0
  Other products and services:
    Asphaltic products and
      placement ..........................            76.9          72.9        63.7
    Ready-mixed concrete .................            19.7          17.5        16.3
    Other ................................            83.4          79.7        75.2
                                                ----------    ----------    --------
        Total ............................      $  1,158.6    $  1,051.0    $  961.9
                                                ==========    ==========    ========
Chemicals
  Chloralkali-Inorganic. .................      $    205.4    $    181.7    $  208.1
  Chloralkali-Organic ....................           220.9         256.6       234.2
  Performance Systems ....................           191.5         189.3       164.7
                                                ----------    ----------    --------
        Total ............................      $    617.8    $    627.6    $  607.0
                                                ==========    ==========    ========

13.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the
Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):


                                                         1998          1997        1996
                                                      ----------------------------------
Cash payments:
    Interest (exclusive of
      amount capitalized) ......................      $  7,250      $ 6,774      $ 8,715
    Income taxes ...............................       112,995       92,315       85,492
Noncash investing and
  financing activities:
    Amounts referable to business acquisitions:
        Liabilities assumed ....................         1,497        1,441        5,051
        Fair value of stock issued .............        34,568           --           --

14.  ACQUISITIONS

At various dates during 1998, 1997 and 1996, the Company acquired the net assets and businesses of several companies. The combined purchase prices were approximately $59,000,000, $12,000,000 and $64,000,000, respectively. Funds for the purchases were primarily provided by internally generated cash flows or stock issuance. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired was recognized as goodwill and will be amortized under the Company's normal amortization policy.

    All of the 1998, 1997 and 1996 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. On a pro forma basis, as if the net assets and businesses had been acquired at the beginning of fiscal 1997, 1996 and 1995, respectively, revenue, net income and earnings per share would not differ materially from the amounts rejected in the accompanying consolidated financial statements for 1998, 1997 and 1996.

    Goodwill recorded on the Company's balance sheet as of December 31, 1998, 1997 and 1996 amounted to $94,008,000, $59,345,000 and $69,523,000.

15.  SUBSEQUENT EVENTS


A. CALMAT ACQUISITION In January 1999, the Company completed its $31.00 per share tender offer for all of the outstanding shares of common stock of CalMat Co. for a value of $740,000,000. The acquisition was funded by cash and approximately $590,000,000 of commercial paper. It will be accounted for under purchase accounting, with the purchase price allocated to the acquired assets and assumed liabilities based on fair market value.

    As of the acquisition, CalMat had fixed term debt of $118,000,000 and $90,000,000 of bank borrowings. The aggregate principal payments for the fixed term debt for the five years subsequent to December 31, 1998 are: 1999-$294,000; 2000-$303,000; 2001-$314,000; 2002-$2,355,000; and 2003-$35,161,000. In
addition, CalMat's operating lease obligations with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1998 range from $371,000 to $910,000 annually through 2003 and aggregate $829,000 thereafter.

    CalMat is a party to various lawsuits incident to the ordinary course of business. It is not possible to determine with precision the probable outcome or the amount of liability, if any, with respect to these lawsuits; however, in the opinion of the Company and its counsel, the disposition of these lawsuits will not adversely affect the consolidated financial statements of the Company to a material extent.

B. STOCK SPLIT On February 12, 1999, the Board of Directors approved an increase in the authorized common stock from 160,000,000 shares to 480,000,000 shares and a three-for-one split of the common stock. Par value of the common stock will remain $1 per share. The stock split was effective March 10, 1999.

    The effect of the stock split has been recognized retroactively in the shareholders' equity accounts on the balance sheets as of December 31, 1998, and in all share and per share data in the accompanying consolidated financial statements, Notes to Financial Statements and supplemental financial data. Shareholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value and retained earnings accounts to the common stock account.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Segment Financial Data


Amounts in millions             1998      1997        1996        1995        1994        1993
                             --------   --------    --------    --------    --------    --------
NET SALES
Construction Materials       $1,158.6   $1,051.0    $  961.9    $  884.7    $  842.9    $  756.7
Chemicals                       617.8      627.6       607.0       576.3       410.5       376.8
                             --------   --------    --------    --------    --------    --------
    Total                    $1,776.4   $1,678.6    $1,568.9    $1,461.0    $1,253.4    $1,133.5
                             ========   ========    ========    ========    ========    ========
EARNINGS (LOSS) BEFORE
INTEREST EXPENSE AND
INCOME TAXES
Construction Materials       $  307.4   $  229.3    $  197.3    $  181.5    $  162.5    $  116.7
Chemicals                        69.2       75.8        94.7        87.8        (7.3)       17.4
                             --------   --------    --------    --------    --------    --------
Segment earnings                376.6      305.1       292.0       269.3       155.2       134.1
Interest income, etc.             5.0        2.3         2.2         0.2         0.5         0.3
                             --------   --------    --------    --------    --------    --------
    Total                    $  381.6   $  307.4    $  294.2    $  269.5    $  155.7    $  134.4
                             ========   ========    ========    ========    ========    ========
NET CASH PROVIDED BY
OPERATING ACTIVITIES
Construction Materials       $  270.4   $  255.9    $  219.8    $  182.9    $  182.5    $  156.6
Chemicals                        86.4       86.3       128.8        90.8        31.5        41.1
Net interest, other, net          5.8        3.6        (3.1)       (7.2)       (5.7)       (4.7)
                             --------   --------    --------    --------    --------    --------
    Total                    $  362.6   $  345.8    $  345.5    $  266.5    $  208.3    $  193.0
                             ========   ========    ========    ========    ========    ========
IDENTIFIABLE ASSETS
Construction Materials       $  894.6   $  751.2    $  719.6    $  690.0    $  678.8    $  670.1
Chemicals                       452.7      459.0       441.1       395.5       389.5       288.7
                             --------   --------    --------    --------    --------    --------
    Identifiable assets       1,347.3    1,210.2     1,160.7     1,085.5     1,068.3       958.8
Investment in
  nonconsolidated affiliates     70.3       61.0        56.0        50.8        53.9        51.1
General corporate assets         60.4       49.4        53.1        57.6        51.2        54.7
Cash items                      180.6      128.6        50.8        21.9         7.7        14.0
                             --------   --------    --------    --------    --------    --------
    Total                    $1,658.6   $1,449.2    $1,320.6    $1,215.8    $1,181.1    $1,078.6
                             ========   ========    ========    ========    ========    ========
AVERAGE CAPITAL EMPLOYED
Construction Materials       $  827.8   $  737.5    $  710.6    $  681.5    $  688.1    $  707.4
Chemicals                       389.0      373.1       356.0       353.9       294.0       248.5
Cash items                      122.0       62.5        27.5         6.8        11.0         7.0
                             --------   --------    --------    --------    --------    --------
    Total                    $1,338.8   $1,173.1    $1,094.1    $1,042.2    $  993.1    $  962.9
                             ========   ========    ========    ========    ========    ========
DEPRECIATION, DEPLETION
AND AMORTIZATION
Construction Materials       $   90.8   $   84.5    $   80.0    $   75.3    $   77.0    $   78.4
Chemicals                        47.0       44.7        41.3        41.7        35.7        29.0
                             --------   --------    --------    --------    --------    --------
    Total                    $  137.8   $  129.2    $  121.3    $  117.0    $  112.7    $  107.4
                             ========   ========    ========    ========    ========    ========
PROPERTY ADDITIONS(*)
Construction Materials
  Replacement                $   83.4   $   65.8    $   63.0    $   53.2    $   42.3    $   39.4
  Environmental control           4.3        2.5         2.5         3.5         2.2         1.7
  Profit adding                  88.3       57.2        58.6        37.7        24.8        18.2
                             --------   --------    --------    --------    --------    --------
    Total                    $  176.0   $  125.5    $  124.1    $   94.4    $   69.3    $   59.3
                             ========   ========    ========    ========    ========    ========
Chemicals
  Replacement                $   20.2   $   26.2    $   21.5    $   15.8    $   10.7    $    9.3
  Environmental control           0.7        2.4         7.4         4.9         1.7         5.4
  Profit adding                  33.4       27.9        34.2        10.5        78.1        26.6
                             --------   --------    --------    --------    --------    --------
    Total                    $   54.3   $   56.5    $   63.1    $   31.2    $   90.5    $   41.3
                             ========   ========    ========    ========    ========    ========
Total Company
  Replacement                $  103.6   $   92.0    $   84.5    $   69.0    $   53.0    $   48.7
  Environmental control           5.0        4.9         9.9         8.4         3.9         7.1
  Profit adding                 121.7       85.1        92.8        48.2       102.9        44.8
                             --------   --------    --------    --------    --------    --------
    Total                    $  230.3   $  182.0    $  187.2    $  125.6    $  159.8    $  100.6
                             ========   ========    ========    ========    ========    ========
INCREASE (DECREASE) IN
WORKING CAPITAL(**)
Construction Materials       $   19.5   $   (8.7)   $   (3.2)   $   (9.9)   $    3.9    $    2.6
Chemicals                        12.2       11.9       (13.5)       18.1        11.8        (8.3)
                             --------   --------    --------    --------    --------    --------
    Total                    $   31.7   $    3.2    $  (16.7)   $    8.2    $   15.7    $   (5.7)
                             ========   ========    ========    ========    ========    ========

Amounts in millions            1992        1991        1990        1989        1988
                             --------    - -------   --------    --------    --------
NET SALES
Construction Materials       $  686.4    $  648.1    $  696.1    $  645.7    $  670.6
Chemicals                       391.6       359.4       409.2       430.5       382.6
                             --------    --------    --------    --------    --------
    Total                    $1,078.0    $1,007.5    $1,105.3    $1,076.2    $1,053.2
                             ========    ========    ========    ========    ========
EARNINGS (LOSS) BEFORE
INTEREST EXPENSE AND
INCOME TAXES
Construction Materials       $   88.3    $   41.8    $  112.0    $  115.3    $  141.5
Chemicals                        51.3        42.6        72.4        86.4        66.2
                             --------    --------    --------    --------    --------
Segment earnings                139.6        84.4       184.4       201.7       207.7
Interest income, etc.             0.9         0.3         2.6         5.8         5.2
                             --------    --------    --------    --------    --------
    Total                    $  140.5    $   84.7    $  187.0    $  207.5    $  212.9
                             ========    ========    ========    ========    ========
NET CASH PROVIDED BY
OPERATING ACTIVITIES
Construction Materials       $  141.9    $  141.8    $  130.2    $  159.4    $  115.3
Chemicals                        63.8        50.0        76.4        93.6        62.4
Net interest, other, net         (4.6        (8.5        (6.5        (2.8        (2.4)
                             --------    --------    --------    --------    --------
    Total                    $  201.1    $  183.3    $  200.1    $  250.2    $  175.3
                             ========    ========    ========    ========    ========
IDENTIFIABLE ASSETS
Construction Materials       $  688.9    $  710.1    $  764.4    $  592.4    $  539.9
Chemicals                       285.2       267.6       270.3       270.6       283.4
                             --------    --------    --------    --------    --------
    Identifiable assets         974.1       977.7     1,034.7       863.0       823.3
Investment in
  nonconsolidated affiliates     43.4        39.1        32.6        21.6        15.4
General corporate assets         50.8        37.4        32.1        33.7        29.5
Cash items                       15.6        18.9        18.6        84.2        89.4
                             --------    --------    --------    --------    --------
    Total                    $1,083.9    $1,073.1    $1,118.0    $1,002.5    $  957.6
                             ========    ========    ========    ========    ========
AVERAGE CAPITAL EMPLOYED
Construction Materials       $  708.4    $  748.4    $  656.8    $  550.6    $  485.2
Chemicals                       226.4       226.1       228.9       227.8       230.5
Cash items                       22.4         3.1        29.2        73.7        73.0
                             --------    --------    --------    --------    --------
    Total                    $  957.2    $  977.6    $  914.9    $  852.1    $  788.7
                             ========    ========    ========    ========    ========
DEPRECIATION, DEPLETION
AND AMORTIZATION
Construction Materials       $   80.2    $   84.9    $   83.2    $   73.0    $   64.6
Chemicals                        31.5        31.4        29.7        28.7        27.4
                             --------    --------    --------    --------    --------
    Total                    $  111.7    $  116.3    $  112.9    $  101.7    $   92.0
                             ========    ========    ========    ========    ========
PROPERTY ADDITIONS(*)
Construction Materials
  Replacement                $   17.9    $   26.9    $   63.9    $   62.8    $   61.0
  Environmental control           1.6         1.7         2.5         1.7         0.9
  Profit adding                  37.0        32.2       120.9        63.2        36.5
                             --------    --------    --------    --------    --------
    Total                    $   56.5    $   60.8    $  187.3    $  127.7    $   98.4
                             ========    ========    ========    ========    ========
Chemicals
  Replacement                $   11.3    $    9.2    $   13.0    $    7.3    $    9.0
  Environmental control          10.1         1.6         3.6         3.4         2.0
  Profit adding                  20.6        14.1        18.6         8.3         6.3
                             --------    --------    --------    --------    --------
    Total                    $   42.0    $   24.9    $   35.2    $   19.0    $   17.3
                             ========    ========    ========    ========    ========
Total Company
  Replacement                $   29.2    $   36.1    $   76.9    $   70.1    $   70.0
  Environmental control          11.7         3.3         6.1         5.1         2.9
  Profit adding                  57.6        46.3       139.5        71.5        42.8
                             --------    --------    --------    --------    --------
    Total                    $   98.5    $   85.7    $  222.5    $  146.7    $  115.7
                             ========    ========    ========    ========    ========
INCREASE (DECREASE) IN
WORKING CAPITAL(**)
Construction Materials       $   14.1    $  (10.8)   $   37.0    $  (20.2)   $   47.0
Chemicals                        (3.2        (0.5)       (0.7)       (8.2)       24.1
                             --------    --------    --------    --------    --------
    Total                    $   10.9    $  (11.3)   $   36.3    $  (28.4)   $   71.1
                             ========    ========    ========    ========    ========

 * Refer to page 65 for a discussion of the three categories used by the Company to classify property additions.
** Exclusive of debt and cash items.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Segment Information--Construction Materials


                                              1998       1997      1996     1995     1994     1993
--------------------------------------------------------------------------------------------------
SALES UNITS (in millions)
Aggregates:
  Customer stone--tons                       157.2      146.0     138.4    129.0    125.4    116.6
  Customer sand and
    gravel--tons                               5.7        6.1       6.1      5.6      5.9      6.4
  Customer other
    aggregates--tons                           2.5        3.1       2.2      1.8      2.1      1.7
                                          --------------------------------------------------------
      Total customer
       sales--tons                           165.4      155.2     146.7    136.4    133.4    124.7
  JV and internal
    sales--tons(*)                            14.2       12.2      11.3     11.9     11.7     10.5
                                          --------------------------------------------------------
      Total aggregates--
       tons                                  179.6      167.4     158.0    148.3    145.1    135.2
                                          ========================================================
Other construction materials:
  Asphalt-mix
    concrete--tons                             1.9        1.8       1.7      1.7      1.5      1.6
  Ready-mixed concrete--
    cubic yards                                0.4        0.4       0.3      0.4      0.3      0.3

SALES AMOUNTS (in millions)
Aggregates:
  Stone                                   $  928.8   $  833.2   $ 760.3   $679.9   $630.4   $557.1
  Sand and gravel                             27.5       27.7      25.4     23.1     24.4     24.8
  Other aggregates                            22.3       20.0      21.0     20.1     21.7     19.5
Other products and services:
  Asphaltic products and
    placement                                 76.9       72.9      63.7     69.2     65.0     64.3
  Ready-mixed concrete                        19.7       17.5      16.3     16.4     14.5     12.3
  Other                                       83.4       79.7      75.2     76.0     86.9     78.7
                                          --------------------------------------------------------
      Total                               $1,158.6   $1,051.0   $ 961.9   $884.7   $842.9   $756.7
                                          ========================================================

                                            1992     1991     1990     1989    1988
-----------------------------------------------------------------------------------
SALES UNITS (in millions)
Aggregates:
  Customer stone--tons                     109.4    102.9    111.0    103.4   106.7
  Customer sand and
    gravel--tons                             6.0      5.2      5.1      5.4     5.7
  Customer other
    aggregates--tons                         1.9      1.6      1.8      2.0     2.1
                                          -----------------------------------------
      Total customer
       sales--tons                         117.3    109.7    117.9    110.8   114.5
  JV and internal
    sales--tons(*)                           9.0      5.6      4.2      3.2     2.9
                                          -----------------------------------------
      Total aggregates--
       tons                                126.3    115.3    122.1    114.0   117.4
                                          =========================================
Other construction materials:
  Asphalt-mix
    concrete--tons                           1.5      1.2      1.7      1.4     1.6
  Ready-mixed concrete--
    cubic yards                              0.3      0.3      0.3      0.3     0.3

SALES AMOUNTS (in millions)
Aggregates:
  Stone                                   $506.9   $483.2   $532.8   $498.9  $516.3
  Sand and gravel                           23.2     19.5     20.7     20.7    21.6
  Other aggregates                          20.4     21.2     21.3     22.8    23.5
Other products and services:
  Asphaltic products and
    placement                               47.7     45.5     51.1     41.8    49.0
  Ready-mixed concrete                      12.4     12.1     10.7     11.9     9.2
  Other                                     75.8     66.6     59.5     49.6    51.0
                                          -----------------------------------------
      Total                               $686.4   $648.1   $696.1   $645.7  $670.6
                                          =========================================

* Represents tons shipped by nonconsolidated businesses as well as tons sold to the Company's nonaggregates operations.


                                 Ten-year Growth             Five-year Growth
                                   1988-1998                    1993-1998
                               Units        Amount         Units         Amount
--------------------------------------------------------------------------------
AVERAGE ANNUAL
COMPOUND GROWTH RATES
  Stone                        4.2%          6.5%          5.9%          10.5%
  Sand and gravel              1.1%          3.1%         -0.8%           2.9%
  Other aggregates             1.4%         -2.1%          3.2%          -2.6%


Sales by End Use

                                     1998      1997      1996      1995      1994      1993      1992      1991      1990      1989
-----------------------------------------------------------------------------------------------------------------------------------
SALES OF AGGREGATES (estimated)
  Highway, road, street and
    airport construction              34%       36%       36%       37%       39%       40%       40%       38%       37%       37%
  Nonresidential, commercial
    and industrial facilities         35        33        35        35        31        32        28        29        31        31
  Residential buildings               19        18        17        15        16        15        15        16        18        20
  Other public works--
    dams, sewers and
    water supply systems
    (excluding buildings)              7         8         7         8         8         7        11        10         8         6
  Railroad ballast                     2         2         2         2         3         3         3         3         3         3
  Nonconstruction use--
    agricultural, chemical
    and industrial                     3         3         3         3         3         3         3         4         3         3
                                     ----------------------------------------------------------------------------------------------
                                     100%      100%      100%      100%      100%      100%      100%      100%      100%      100%
                                     ==============================================================================================

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Segment Information--Chemicals

                              1998     1997     1996     1995     1994     1993     1992     1991     1990     1989     1988
----------------------------------------------------------------------------------------------------------------------------
SALES AMOUNTS(in millions)
  Chloralkali--Inorganic    $205.4   $181.7   $208.1   $221.8   $154.7   $158.4   $214.5   $215.6   $221.3   $205.9   $171.2
  Chloralkali--Organic       220.9    256.6    234.2    223.3    193.3    207.2    170.9    143.8    187.9    224.6    211.4
  Performance Systems        191.5    189.3    164.7    131.2     62.5     11.2      6.2      0.0      0.0      0.0      0.0
                            ------------------------------------------------------------------------------------------------
    Total                   $617.8   $627.6   $607.0   $576.3   $410.5   $376.8   $391.6   $359.4   $409.2   $430.5   $382.6
                            ================================================================================================


                                                  Ten-year Growth                        Five-year Growth
                                                    1988-1998                               1993-1998
                                                     Amount                                   Amount
---------------------------------------------------------------------------------------------------------
AVERAGE ANNUAL
COMPOUND GROWTH RATES
  Chloralkali--Inorganic                               2.0%                                    1.6%
  Chloralkali--Organic                                 2.1%                                    5.1%
  Performance Systems                                   NA                                    83.0%


Sales by End Use


                                   1998     1997     1996     1995     1994     1993     1992     1991     1990     1989
------------------------------------------------------------------------------------------------------------------------
SALES OF CHEMICALS (estimated)
  Process and intermediate
    chemicals                       58%      56%      58%      58%      58%      56%      54%      56%      53%      54%
  Industrial durables and
    nondurables                     21       23       21       22       24       26       29       23       27       26
  Consumer nondurables              21       21       21       20       18       18       17       21       20       20
                                   -------------------------------------------------------------------------------------
                                   100%     100%     100%     100%     100%     100%     100%     100%     100%     100%
                                   =====================================================================================

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Consolidated Statements of Earnings and Supplementary Data


Amounts in millions,
except per share data              1998          1997          1996          1995          1994          1993
-------------------------------------------------------------------------------------------------------------
Net sales                      $1,776.4      $1,678.6      $1,568.9      $1,461.0      $1,253.4      $1,133.5
Cost of goods sold              1,226.8       1,199.5       1,115.4       1,044.7         985.2         886.8
                               ------------------------------------------------------------------------------
Gross profit on sales             549.6         479.1         453.5         416.3         268.2         246.7
Selling, administrative
  and general expenses            199.0         190.4         175.1         159.8         125.0         111.1
Other operating costs               7.9           5.1           3.9           6.3           5.5           5.0
Other income (charges),
  net                              38.9          23.8          19.7          19.3          18.0           3.8
                               ------------------------------------------------------------------------------
Earnings before
  interest expense
  and income taxes                381.6         307.4         294.2         269.5         155.7         134.4
Interest expense                    6.8           6.9           8.6          11.1           9.8           9.2
                               ------------------------------------------------------------------------------
Earnings before
  income taxes                    374.8         300.5         285.6         258.4         145.9         125.2
Provision for income taxes        118.9          91.4          97.0          92.2          47.9          37.0
                               ------------------------------------------------------------------------------
Net earnings before
  cumulative effect of
  accounting changes              255.9         209.1         188.6         166.2          98.0          88.2
Cumulative effect of
  accounting changes                0.0           0.0           0.0           0.0           0.0           0.0
                               ------------------------------------------------------------------------------
Net earnings                   $  255.9      $  209.1      $  188.6      $  166.2      $   98.0      $   88.2
                               ==============================================================================

Diluted earnings per share:
  Net earnings before
    cumulative effect of
    accounting changes         $   2.50      $   2.03      $   1.79      $   1.54      $   0.89      $   0.80
  Cumulative effect of
    accounting changes             0.00          0.00          0.00          0.00          0.00          0.00
                               ------------------------------------------------------------------------------
  Net earnings                 $   2.50      $   2.03      $   1.79      $   1.54      $   0.89      $   0.80
                               ==============================================================================

Operating income
  after taxes                  $  260.1      $  213.4      $  194.4      $  173.4      $  104.5      $   93.3
    As a percent of average
      capital employed             19.4%         18.2%         17.8%         16.6%         10.5%          9.7
Gross profit on sales as
  a percent of net sales           30.9%         28.5%         28.9%         28.5%         21.4%         21.8
Net earnings:
    As a percent of
      net sales                    14.4%         12.5%         12.0%         11.4%          7.8%          7.8
    As a percent of average
      shareholders'
      equity                       24.0%         22.7%         22.4%         21.9%         13.6%         12.8
Effective tax rate                 31.7%         30.4%         34.0%         35.7%         32.8%         29.5

SUPPLEMENTARY COST DATA
Energy                         $  133.5      $  137.7      $  135.4      $  122.4      $  122.0      $  124.7
Repairs and maintenance           159.2         161.1         151.8         141.1         128.6         120.0
Depreciation, depletion
  and amortization                137.8         129.2         121.3         117.0         112.7         107.4
Taxes other than income:
  Payroll                          25.3          24.6          22.1          21.4          20.1          19.5
  Property, franchise, etc.        20.6          17.6          20.3          19.6          19.8          18.0
Rentals                            40.6          34.8          34.0          28.6          31.1          22.1
Royalties                          21.9          21.4          20.3          17.8          17.3          15.8
Research and
  development                       9.6          10.8           9.0          10.3           8.3           6.1
Advertising                         1.0           0.9           0.9           0.6           0.5           0.5

Amounts in millions,
except per share data              1992          1991           1990          1989          1988
------------------------------------------------------------------------------------------------
Net sales                      $1,078.0      $1,007.5       $1,105.3      $1,076.2      $1,053.2
Cost of goods sold                828.9         795.4          813.9         776.2         749.2
                               -----------------------------------------------------------------
Gross profit on sales             249.1         212.1          291.4         300.0         304.0
Selling, administrative
  and general expenses            105.7          98.9          101.3          94.1          95.6
Other operating costs               5.3          28.2            6.2           4.9           3.3
Other income (charges),
  net                               2.4          (0.3)           3.1           2.5           7.8
                               -----------------------------------------------------------------
Earnings before
  interest expense
  and income taxes                140.5          84.7          187.0         203.5         212.9
Interest expense                    9.8          11.3            7.8           6.1           6.7
                               -----------------------------------------------------------------
Earnings before
  income taxes                    130.7          73.4          179.2         197.4         206.2
Provision for income taxes         39.7          20.8           58.9          68.0          70.2
                               -----------------------------------------------------------------
Net earnings before
  cumulative effect of
  accounting changes               91.0          52.6          120.3         129.4         136.0
Cumulative effect of
  accounting changes                3.0           0.0            0.0           1.5           0.0
                               -----------------------------------------------------------------
Net earnings                   $   94.0      $   52.6       $  120.3      $  130.9      $  136.0
                               =================================================================

Diluted earnings per share:
  Net earnings before
    cumulative effect of
    accounting changes         $   0.80      $   0.46       $   1.03      $   1.07      $   1.10
  Cumulative effect of
    accounting changes             0.03          0.00           0.00          0.01          0.00
                               -----------------------------------------------------------------
  Net earnings                 $   0.83      $   0.46       $   1.03      $   1.08      $   1.10
                               =================================================================

Operating income
  after taxes                  $   98.7      $   59.5       $  125.1      $  137.2      $  140.2
    As a percent of average
      capital employed             10.3%          6.1%          13.7%         16.1%         17.9%
Gross profit on sales as
  a percent of net sales           23.1%         21.1%          26.4%         27.9%         28.9%
Net earnings:
    As a percent of
      net sales                     8.4%          5.2%          10.9%         12.4%         12.9%
    As a percent of average
      shareholders'
      equity                       13.3%          7.7%          18.2%         20.5%         22.9%
Effective tax rate                 30.4%         28.4%          32.9%         33.7%         34.0%

SUPPLEMENTARY COST DATA
Energy                         $  119.8      $  115.5       $  118.3      $  107.9      $  110.7
Repairs and maintenance           115.7         111.4          109.4         108.1         108.0
Depreciation, depletion
  and amortization                111.7         116.3          112.9         101.7          92.0
Taxes other than income:
  Payroll                          18.0          17.1           16.9          15.8          15.5
  Property, franchise, etc.        17.9          17.3           15.8          14.1          13.4
Rentals                            21.6          14.4           17.0          11.9           9.9
Royalties                          14.3          13.8           16.0          15.2          14.8
Research and
  development                       5.4           5.4            6.1           5.1           4.6
Advertising                         0.5           0.5            0.7           0.6           0.7


All share and per share data have been restated to reflect the three-for-one split of the Company's common stock, approved by the Board of Directors on February 12, 1999 and effective March 10, 1999.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Consolidated Balance Sheets and Other Financial Data


As of December 31
Dollar amounts in millions        1998         1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents      $  180.6     $  128.6     $   50.8     $   21.9     $    7.7     $   14.0
Short-term investments              0.0          0.0          0.0          0.0          0.0          0.0
Accounts and
  notes receivable                221.3        199.8        185.5        181.1        182.1        150.4
Inventories                       143.7        132.4        128.6        126.8        112.5        105.0
Deferred income taxes              24.9         21.4         23.5         26.5         29.1         26.9
Prepaid expenses                    5.9          4.9          5.6          5.8          5.4          6.3
                               -------------------------------------------------------------------------
      Total current assets        576.4        487.1        394.0        362.1        336.8        302.6
Investments and long-term
  receivables                      71.0         63.5         61.3         56.3         58.1         56.5
Property, plant and
  equipment, net                  895.8        808.4        764.5        698.0        701.8        657.8
Deferred charges and
  other assets                    115.4         90.2        100.8         99.4         84.4         61.7
                               -------------------------------------------------------------------------
      Total                    $1,658.6     $1,449.2     $1,320.6     $1,215.8     $1,181.1     $1,078.6
                               =========================================================================

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities(*)         $  211.5     $  207.7     $  194.6     $  177.4     $  211.3     $  140.8
Long-term obligations(*)           76.5         81.9         85.5         90.3         97.4        102.0
Other noncurrent
  liabilities                     216.9        168.1        156.8        151.5        140.8        132.8
Shareholders' equity            1,153.7        991.5        883.7        796.6        731.6        703.0
                               -------------------------------------------------------------------------
      Total                    $1,658.6     $1,449.2     $1,320.6     $1,215.8     $1,181.1     $1,078.6
                               =========================================================================

OTHER FINANCIAL DATA
Average capital employed:
  Short-term debt(*)           $    8.0     $    8.6     $   14.1     $   45.6     $   39.4     $   25.2
  Long-term obligations(*)         78.5         82.6         86.9         93.3         99.1        105.6
  Other noncurrent
    liabilities                   186.7        162.0        152.9        144.7        135.0        140.4
  Shareholders' equity          1,065.6        919.9        840.2        758.6        719.6        691.7
                               -------------------------------------------------------------------------
      Total                    $1,338.8     $1,173.1     $1,094.1     $1,042.2     $  993.1     $  962.9
                               =========================================================================

Working capital exclusive
  of debt and cash items       $  193.0     $  161.3     $  158.1     $  174.8     $  166.6     $  150.9
Current ratio                       2.7          2.3          2.0          2.0          1.6          2.1
Average obligations(*)
  as a percent of average
  capital employed                  6.5%         7.8%         9.2%        13.3%        13.9%        13.6
Long-term obligations(*)
  as a percent of long-term
  capital (year-end)                5.3%         6.6%         7.6%         8.7%        10.0%        10.9%
Ratio of earnings to fixed
  charges--consolidated            18.9         17.8         16.0         13.3          7.9          8.1%
Average number
  of employees                    6,971        7,180        6,926        6,918        6,753        6,320


As of December 31
Dollar amounts in millions        1992         1991         1990         1989         1988
-------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents      $   15.7     $   19.0     $   18.6     $   84.3     $   68.1
Short-term investments              0.0          0.0          0.0          0.0         21.3
Accounts and
  notes receivable                151.4        138.1        152.9        136.9        149.3
Inventories                       107.9        112.6        113.0         96.9         93.6
Deferred income taxes              24.6         11.9          7.0         11.6         15.5
Prepaid expenses                    5.2          3.5          3.8          3.6          3.1
                               ------------------------------------------------------------
      Total current assets        304.8        285.1        295.3        333.3        350.9
Investments and long-term
  receivables                      50.0         40.7         33.8         22.9         17.1
Property, plant and
  equipment, net                  663.7        675.4        720.7        602.5        549.9
Deferred charges and
  other assets                     65.4         71.9         68.2         43.8         39.7
                               ------------------------------------------------------------
      Total                    $1,083.9     $1,073.1     $1,118.0     $1,002.5     $  957.6
                               ============================================================

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities(*)         $  135.0     $  135.4     $  233.8     $  140.9     $  118.0
Long-term obligations(*)          107.3        111.1         44.7         55.2         62.0
Other noncurrent
  liabilities                     141.5        143.7        159.3        142.9        143.3
Shareholders' equity              700.1        682.9        680.2        663.5        634.3
                               ------------------------------------------------------------
      Total                    $1,083.9     $1,073.1     $1,118.0     $1,002.5     $  957.6
                               ============================================================

OTHER FINANCIAL DATA
Average capital employed:
  Short-term debt(*)           $   24.1     $   72.7     $   62.1     $    8.3     $    4.0
  Long-term obligations(*)        108.2         66.5         47.2         57.4         63.7
  Other noncurrent
    liabilities                   138.4        155.7        144.1        135.0        127.4
  Shareholders' equity            686.5        682.7        661.5        651.4        593.6
                               ------------------------------------------------------------
      Total                    $  957.2     $  977.6     $  914.9     $  852.1     $  788.7
                               ============================================================

Working capital exclusive
  of debt and cash items       $  156.6     $  145.7     $  157.0     $  120.8     $  149.2
Current ratio                       2.3          2.1          1.3          2.4          3.0
Average obligations(*)
  as a percent of average
  capital employed                 13.8%        14.2%        12.0%         7.7%         8.6%
Long-term obligations(*)
  as a percent of long-term
  capital (year-end)               11.3%        11.8%         5.1%         6.4%         7.4%
Ratio of earnings to fixed
  charges--consolidated             8.4          5.6         12.8         19.5         19.8
Average number
  of employees                    6,273        6,404        6,628        6,276        6,185

 * Includes capitalized lease obligations.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Consolidated Statements of Cash Flows


Amounts in millions                      1998        1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings before cumulative
  effect of accounting changes         $ 255.9     $ 209.1     $ 188.6     $ 166.2     $  98.0     $  88.2
Adjustments to reconcile net
  earnings to net cash provided
  by operating activities:
    Depreciation, depletion
      and amortization                   137.8       129.2       121.3       117.0       112.7       107.4
    Compensation expense incurred
      in connection with stock-
      based incentive plans                6.8         5.5         2.0         0.7         1.0         0.9
    Provision for impairment
      and liquidation of assets            0.0         0.0         0.0         0.0         0.0         0.0
    (Increase) decrease in
      assets before effects of
      business acquisitions              (33.6)      (15.3)        8.6        (6.1)      (21.3)        0.8
    Increase (decrease) in
      liabilities before effects of
      business acquisitions               12.0         9.4        19.3         9.0        24.4        (2.9)
    Amortization of block
      power purchase                       0.0         0.0         0.0         0.0         0.0         0.0
    Cumulative effect of
      accounting changes                   0.0         0.0         0.0         0.0         0.0         0.0
    Other, net                           (16.3)        7.9         5.7       (20.3)       (6.5)       (1.4)
                                       -------------------------------------------------------------------
      Net cash provided by
       operating activities              362.6       345.8       345.5       266.5       208.3       193.0
                                       -------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property,
  plant and equipment                   (203.3)     (161.2)     (151.8)     (109.2)     (100.1)      (96.0)
Payment for business
  acquisitions                           (24.9)      (12.1)      (64.8)      (27.2)      (87.6)       (4.5)
Proceeds from sale of property,
  plant and equipment                     27.1        16.4        12.0        31.9        15.4         6.0
Proceeds from sale of segments             0.0         0.0         0.0         0.0         0.0         0.0
Investment in nonconsolidated
  companies                                0.0         0.0        (1.2)       (1.9)       (2.1)       (9.6)
Withdrawal of earnings from
  nonconsolidated companies                0.3         0.2         0.0         0.0         0.0         0.3
Cash provided by (used for)
  short-term investments                   0.0         0.0         0.0         0.0         0.0         0.0
                                       -------------------------------------------------------------------
      Net cash used for
       investing activities             (200.8)     (156.7)     (205.8)     (106.4)     (174.4)     (103.8)
                                       -------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from issuance of
  long-term debt                           0.0         0.0         0.0         0.0         0.0         0.0
Net borrowings (payments)--
  commercial paper and
  bank lines of credit                    (1.3)        0.4        (0.3)      (39.3)       42.8         0.0
Payment of short-term debt                (5.2)       (5.0)       (6.8)       (4.7)       (1.9)       (1.2)
Payment of long-term debt                 (0.2)        0.0        (0.1)        0.0        (4.4)       (3.4)
Purchases of common stock                (65.0)      (43.1)      (45.2)      (50.1)      (28.6)      (40.0)
Dividends paid                           (70.0)      (63.6)      (58.4)      (51.8)      (48.1)      (46.3)
Contribution from minority
  interest of consolidated
  subsidiaries                            31.9           0           0           0           0           0
                                       -------------------------------------------------------------------
      Net cash used for
      financing activities              (109.8)     (111.3)     (110.8)     (145.9)      (40.2)      (90.9)
                                       -------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                    52.0        77.8        28.9        14.2        (6.3)       (1.7)
Cash and cash equivalents at
  beginning of year                      128.6        50.8        21.9         7.7        14.0        15.7
                                       -------------------------------------------------------------------
Cash and cash equivalents at
  end of year                          $ 180.6     $ 128.6     $  50.8     $  21.9     $   7.7     $  14.0
                                       ===================================================================

Amounts in millions                      1992        1991        1990        1989        1988
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings before cumulative
  effect of accounting changes         $  91.0     $  52.6     $ 120.3     $ 133.4     $ 136.0
Adjustments to reconcile net
  earnings to net cash provided
  by operating activities:
    Depreciation, depletion
      and amortization                   111.7       116.3       112.9       101.7        92.0
    Compensation expense incurred
      in connection with stock-
      based incentive plans                0.7         1.0         1.6         1.8         1.4
    Provision for impairment
      and liquidation of assets            0.0        21.1         0.0         0.0         0.0
    (Increase) decrease in
      assets before effects of
      business acquisitions              (18.6)       13.5        (5.5)       15.6       (31.1)
    Increase (decrease) in
      liabilities before effects of
      business acquisitions               10.3       (14.6)      (13.8)       16.1       (16.5)
    Amortization of block
      power purchase                       0.0         0.0         2.5         3.2         3.2
    Cumulative effect of
      accounting changes                   3.0         0.0         0.0         1.5         0.0
    Other, net                             3.0        (6.6)      (17.9)      (23.1)       (9.7)
                                       -------------------------------------------------------
      Net cash provided by
       operating activities              201.1       183.3       200.1       250.2       175.3
                                       -------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property,
  plant and equipment                    (75.2)      (63.6)     (119.9)     (102.9)     (100.4)
Payment for business
  acquisitions                           (33.2)      (24.7)     (117.9)      (34.3)      (20.1)
Proceeds from sale of property,
  plant and equipment                      8.9         2.6         4.3         4.2         6.1
Proceeds from sale of segments             0.0         0.0         0.0         0.0        25.9
Investment in nonconsolidated
  companies                              (11.6)      (13.0)      (18.8)       (9.0)      (11.7)
Withdrawal of earnings from
  nonconsolidated companies                0.4         0.0         2.7         0.3         0.5
Cash provided by (used for)
  short-term investments                   0.0         0.0         0.0        21.3        (2.5)
                                       -------------------------------------------------------
      Net cash used for
       investing activities             (110.7)      (98.7)     (249.6)     (120.4)     (102.2)
                                       -------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from issuance of
  long-term debt                           0.0        81.0         0.0         0.0         0.0
Net borrowings (payments)--
  commercial paper and
  bank lines of credit                    (9.8)      (97.4)      107.1         0.0         0.0
Payment of short-term debt                (3.8)       (4.6)      (11.7)       (4.1)      (30.1)
Payment of long-term debt                 (2.6)      (12.3)       (6.0)       (6.0)       (6.0)
Purchases of common stock                (32.4)       (5.2)      (59.2)      (58.4)      (34.9)
Dividends paid                           (45.1)      (45.7)      (46.4)      (45.1)      (40.2)
Contribution from minority
  interest of consolidated
  subsidiaries                               0           0           0           0           0
                                       -------------------------------------------------------
      Net cash used for
      financing activities               (93.7)      (84.2)      (16.2)     (113.6)     (111.2)
                                       -------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                    (3.3)        0.4       (65.7)       16.2       (38.1)
Cash and cash equivalents at
  beginning of year                       19.0        18.6        84.3        68.1       106.2
                                       -------------------------------------------------------
Cash and cash equivalents at
  end of year                          $  15.7     $  19.0     $  18.6     $  84.3     $  68.1
                                       =======================================================

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Average Annual Compound Growth Rates(*)


                                                                           Ten-year Growth      Five-year Growth
                                                                               1988-1998           1993-1998
OPERATING DATA       Net sales:
                       Construction Materials                                     6.1%               8.6%
                       Chemicals                                                  5.7%              11.5%
                                                                                 -----------------------
                         Total                                                    5.9%               9.6%
                                                                                 -----------------------
                     Earnings before interest expense and income taxes:
                       Construction Materials                                    11.4%              18.6%
                       Chemicals                                                   NA                 NA
                                                                                 -----------------------
                         Segment earnings                                         8.0%              23.1%
                     Net earnings                                                 8.3%              24.7%

SHARE DATA           Per common share:
                       Basic net earnings                                        10.4%              27.2%
                       Diluted net earnings                                      10.3%              27.0%
                       Dividends paid                                             6.9%              11.1%
                       Book value at year end                                     7.4%              12.5%

FINANCIAL POSITION   Working capital at year end                                  6.9%              20.6%
                     Property, plant and equipment--gross, at year end            5.9%               6.0%
                     Property, plant and equipment--net, at year end              3.6%               6.1%
                     Average capital employed:
                       Construction Materials                                     3.6%               3.0%
                       Chemicals                                                  6.6%               8.8%
                     Average shareholders' equity                                 4.9%               8.9%

OTHER DATA           Depreciation, depletion and amortization:
                       Construction Materials                                     2.9%               4.0%
                       Chemicals                                                  5.3%               8.7%
                                                                                 -----------------------
                         Total                                                    3.6%               5.4%
                                                                                 -----------------------
                     Net cash provided by operating activities                    6.7%              15.0%
                     Property additions                                           4.7%              15.1%

SELECTED NATIONAL    Consumer price index for all urban consumers                 3.2%               2.5%
PRICE INDICES        Gross domestic product implicit price deflator               2.8%               2.0%
                     Producer price index for industrial commodities              1.7%               1.2%

* The compound growth rates shown on this page and elsewhere herein were computed by linear regression analysis of the logarithms of the annual data values.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Net Sales, Net Earnings and Earnings Per Share


Amounts in millions,
except per share data          1998          1997          1996          1995          1994           1993
-----------------------------------------------------------------------------------------------------------
NET SALES
First quarter               $  359.0      $  341.4      $  308.5      $  294.4      $  216.9       $  214.1
Second quarter                 465.8         445.1         419.2         382.8         326.7          306.0
Third quarter                  509.5         477.9         443.6         422.0         360.4          331.4
Fourth quarter                 442.1         414.2         397.6         361.8         349.4          282.0
                            -------------------------------------------------------------------------------
  Total                     $1,776.4      $1,678.6      $1,568.9      $1,461.0      $1,253.4       $1,133.5
                            ===============================================================================

GROSS PROFIT ON SALES
First quarter               $   89.5      $   76.1      $   70.1      $   58.8      $   21.0       $   29.7
Second quarter                 146.9         136.5         129.3         113.2          77.4           74.0
Third quarter                  175.3         147.0         139.6         133.8          90.4           85.1
Fourth quarter                 137.9         119.5         114.5         110.5          79.4           57.9
                            -------------------------------------------------------------------------------
  Total                     $  549.6      $  479.1      $  453.5      $  416.3      $  268.2       $  246.7
                            ===============================================================================

NET EARNINGS (LOSS)
First quarter               $   36.5      $   21.9      $   20.1      $   16.0      $   (5.2)      $   (0.5)
Second quarter                  70.0          62.8          58.6          47.7          33.7           31.6
Third quarter                   89.9          73.3          62.1          59.1          37.6           36.6
Fourth quarter                  59.5          51.1          47.8          43.4          31.9           20.5
                            -------------------------------------------------------------------------------
  Total                     $  255.9      $  209.1      $  188.6      $  166.2      $   98.0       $   88.2
                            ===============================================================================

BASIC EARNINGS (LOSS)
PER SHARE
First quarter               $   0.36      $   0.21      $   0.19      $   0.15      $  (0.05)      $   0.00
Second quarter                  0.69          0.62          0.56          0.45          0.31           0.28
Third quarter                   0.89          0.72          0.60          0.55          0.34           0.33
Fourth quarter                  0.60          0.51          0.46          0.41          0.30           0.19
                            -------------------------------------------------------------------------------
  Total                     $   2.54      $   2.06      $   1.81      $   1.56      $   0.90       $   0.80
                            ===============================================================================

DILUTED EARNINGS (LOSS)
PER SHARE
First quarter               $   0.36      $   0.21      $   0.19      $   0.15      $  (0.05)      $   0.00
Second quarter                  0.68          0.61          0.55          0.44          0.31           0.28
Third quarter                   0.88          0.71          0.59          0.55          0.34           0.33
Fourth quarter                  0.58          0.50          0.46          0.40          0.29           0.19
                            -------------------------------------------------------------------------------
  Total                     $   2.50      $   2.03      $   1.79      $   1.54      $   0.89       $   0.80
                            ===============================================================================

Amounts in millions,
except per share data          1992          1991           1990          1989          1988
---------------------------------------------------------------------------------------------
NET SALES
First quarter               $  210.6      $  197.0       $  232.0      $  217.5      $  202.7
Second quarter                 284.2         266.4          295.7         293.7         284.5
Third quarter                  312.3         289.3          306.6         307.3         298.5
Fourth quarter                 270.9         254.8          271.0         257.7         267.5
                            -----------------------------------------------------------------
  Total                     $1,078.0      $1,007.5       $1,105.3      $1,076.2      $1,053.2
                            =================================================================

GROSS PROFIT ON SALES
First quarter               $   35.6      $   27.6       $   52.3      $   47.4      $   46.8
Second quarter                  74.5          66.7           88.6          90.5          93.9
Third quarter                   80.8          71.3           90.0         103.2          98.8
Fourth quarter                  58.2          46.5           60.5          58.9          64.5
                            -----------------------------------------------------------------
  Total                     $  249.1      $  212.1       $  291.4      $  300.0      $  304.0
                            =================================================================

NET EARNINGS (LOSS)
First quarter               $    7.6      $   (2.2)      $   18.7      $   17.2      $   15.6
Second quarter                  30.2          25.9           39.6          43.5          46.0
Third quarter                   35.8          30.2           42.2          50.5          49.3
Fourth quarter                  20.4          (1.3)          19.8          19.7          25.1
                            -----------------------------------------------------------------
  Total                     $   94.0      $   52.6       $  120.3      $  130.9      $  136.0
                            =================================================================

BASIC EARNINGS (LOSS)
PER SHARE
First quarter               $   0.07      $  (0.02)      $   0.16      $   0.14      $   0.13
Second quarter                  0.27          0.23           0.34          0.36          0.37
Third quarter                   0.32          0.27           0.37          0.42          0.40
Fourth quarter                  0.17         (0.02)          0.17          0.16          0.20
                            -----------------------------------------------------------------
  Total                     $   0.83      $   0.46       $   1.04      $   1.08      $   1.10
                            =================================================================

DILUTED EARNINGS (LOSS)
PER SHARE
First quarter               $   0.07      $  (0.02)      $   0.16      $   0.14      $   0.13
Second quarter                  0.27          0.23           0.34          0.36          0.37
Third quarter                   0.31          0.26           0.36          0.42          0.40
Fourth quarter                  0.18         (0.01)          0.17          0.16          0.20
                            -----------------------------------------------------------------
  Total                     $   0.83      $   0.46       $   1.03      $   1.08      $   1.10
                            =================================================================


All share and per share data have been restated to reflect the three-for-one split of the Company's common stock, approved by the Board of Directors on February 12, 1999 and effective March 10, 1999.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Common Stock Prices, Dividends and Related Data


                                 1998          1997          1996          1995          1994           1993
-------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICES (NYSE)
First quarter     High          $37.83        $22.17        $19.42        $19.21        $17.29         $18.71
                  Low            31.50         18.42         17.71         16.04         15.17          15.67
                 Close           36.50         21.63         18.88         19.17         16.17          17.25
Second quarter    High           39.90         26.88         19.79         19.58         16.17          17.33
                  Low            34.83         20.42         18.46         18.00         14.67          13.42
                 Close           35.56         26.17         19.79         18.17         15.29          15.42
Third quarter     High           40.75         30.15         22.17         20.13         18.00          16.58
                  Low            33.63         26.13         18.17         17.25         14.96          14.58
                 Close           33.73         29.00         20.00         17.67         17.96          16.13
Fourth quarter    High           44.67         34.65         21.67         19.63         18.83          16.92
                  Low            31.33         28.15         19.83         17.50         15.50          14.50
                 Close           43.85         34.04         20.29         19.21         16.88          15.63
Year              High           44.67         34.65         22.17         20.13         18.83          18.71
                  Low            31.33         18.42         17.71         16.04         14.67          13.42
                 Close           43.85         34.04         20.29         19.21         16.88          15.63

DIVIDENDS PAID PER SHARE
OF COMMON STOCK
First quarter                   $0.173        $0.157        $0.140        $0.122        $0.110         $0.105
Second quarter                   0.173         0.157         0.140         0.122         0.110          0.105
Third quarter                    0.173         0.157         0.140         0.122         0.110          0.105
Fourth quarter                   0.173         0.157         0.140         0.122         0.110          0.105
                                -----------------------------------------------------------------------------
    Total                       $0.693        $0.627        $0.560        $0.487        $0.440         $0.420
                                =============================================================================

OTHER DATA
Price earnings ratio (annual)
                 High             17.8          17.0          12.4          13.0          21.2           23.5
                 Low              12.5           9.1           9.9          10.4          16.5           16.8
                Close             17.5          16.7          11.4          12.4          19.0           19.6

Dividends paid as a percent
  of earnings per share           27.8%         30.8%         31.3%         31.5%         49.4%          52.7%
Shareholders' equity
  per common share              $11.29        $ 9.64        $ 8.37        $ 7.39        $ 6.65         $ 6.34
Ratio of stock price to
  shareholders' equity per
  common share at year end         3.8           3.5           2.4           2.5           2.5            2.4
Common shares outstanding
  at year end (in millions)      100.6         101.1         102.7         104.9         107.7          109.0
Average common shares
  outstanding (in millions)      100.9         101.5         104.3         106.6         109.3          110.3
Average common shares
  outstanding, assuming
  dilution (in millions)         102.2         102.8         105.5         107.8         110.0          110.9

                                 1992          1991           1990          1989          1988
-----------------------------------------------------------------------------------------------
COMMON STOCK PRICES (NYSE)
First quarter     High          $13.42        $12.58         $15.54        $14.67        $12.75
                  Low            12.00         10.13          13.75         13.50         10.33
                 Close           13.08         11.42          15.13         14.25         12.50
Second quarter    High           15.58         13.33          15.58         16.17         13.04
                  Low            12.54         11.29          14.42         14.17         12.17
                 Close           15.50         12.58          14.54         14.42         12.75
Third quarter     High           15.50         13.08          15.13         16.00         13.17
                  Low            13.25         11.33          11.67         14.29         12.08
                 Close           13.58         12.96          12.25         15.54         12.79
Fourth quarter    High           16.54         13.25          12.50         15.83         13.83
                  Low            13.17         11.21           9.79         14.21         12.50
                 Close           16.08         12.00          11.33         14.83         13.83
Year              High           16.54         13.33          15.58         16.17         13.83
                  Low            12.00         10.13           9.79         13.50         10.33
                 Close           16.08         12.00          11.33         14.83         13.83

DIVIDENDS PAID PER SHARE
OF COMMON STOCK
First quarter                   $0.100        $0.100         $0.100        $0.093        $0.082
Second quarter                   0.100         0.100          0.100         0.093         0.082
Third quarter                    0.100         0.100          0.100         0.093         0.082
Fourth quarter                   0.100         0.100          0.100         0.093         0.082
                                ---------------------------------------------------------------
    Total                       $0.400        $0.400         $0.400        $0.373        $0.327
                                ===============================================================

OTHER DATA
Price earnings ratio (annual)
                 High             19.9          29.0           15.1          15.0          12.6
                 Low              14.5          22.0            9.5          12.5           9.4
                Close             19.4          26.1           11.0          13.7          12.6

Dividends paid as a percent
  of earnings per share           48.2%         87.0%          38.7%         34.6%         29.7%
Shareholders' equity
  per common share              $ 6.18        $ 5.96         $ 5.84        $ 5.48        $ 5.13
Ratio of stock price to
  shareholders' equity per
  common share at year end         2.6           2.0            1.9           2.6           2.7
Common shares outstanding
  at year end (in millions)      111.7         114.0          114.3         118.5         122.3
Average common shares
  outstanding (in millions)      112.8         114.2          116.0         120.7         123.2
Average common shares
  outstanding, assuming
  dilution (in millions)         113.3         114.6          116.5         121.2         123.7


The Company's common stock is traded on the New York Stock Exchange (ticker symbol VMC). As of January 29, 1999, the number of shareholders of record approximated 3,611.

Dividends paid in 1998 totaled $70,015,000 as compared with $63,622,000 paid in 1997. On February 12, 1999, the Board of Directors authorized a quarterly dividend of 19.5 cents per common share payable March 10, 1999. The new quarterly dividend represents a 12.5% increase over quarterly dividends paid in 1998.

All share and per share data have been restated to reflect the three-for-one split of the Company's common stock, approved by the Board of Directors on February 12, 1999 and effective March 10, 1999.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

Financial Terminology


Capital Employed

For our Company: the sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and short-term debt.


Cash Items

The sum of cash, cash equivalents and short-term investments.


Common Shareholders' Equity

The sum of common stock (less the cost of common stock in treasury), capital in excess of par value and retained earnings, as reported in the balance sheet.


Long-term Capital

The sum of long-term debt, other noncurrent liabilities and shareholders' equity.


Operating Income after Taxes

For our Company: net earnings from operations plus the after-tax cost of interest expense; for a segment: segment earnings less the segment's computed share of the consolidated provision for income taxes.


Property Additions

Capitalized replacements of and additions to property, plant and equipment (and such assets of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts.

         Our Company classifies its property additions into three categories based upon the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves or to improve products, etc.

         Property additions classified as environmental control expenditures do not reflect those expenditures for environmental control activities, including industrial health programs, which are expensed currently. Such expenditures are made on a continuing basis and at significant levels in each of our Company's segments. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.


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


Short-term Debt

The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.