Form 10-K, Exhibit 13
period 1999-12-31
VULCAN MATERIALS CO
filed 2000-03-28
CIK 103973

                                                            EXHIBIT 13


VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                               FINANCIAL CONTENTS


 35       Management's Responsibility for
           Financial Reporting and Internal Control

 35       Independent Auditors' Report

 36       Consolidated Statements of Earnings

 37       Consolidated Balance Sheets

 38       Consolidated Statements of Cash Flows

 39       Consolidated Statements of Shareholders' Equity

 40       Management's Discussion and Analysis of Results of
           Operations and Financial Condition

 45       Notes to Consolidated Financial Statements

 55       Segment Financial Data

 56       Segment Information--Construction Materials

 57       Segment Information--Chemicals

 58       Consolidated Statements of Earnings and
           Supplementary Data

 59       Consolidated Balance Sheets and Other Financial Data

 60       Consolidated Statements of Cash Flows

 61       Average Annual Compound Growth Rates

 62       Net Sales, Net Earnings and Earnings Per Share

 63       Common Stock Prices, Dividends and Related Data

 64       Financial Terminology

 65       How to Reach Us/General Information

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

         Our Company maintains an internal control structure that we believe provides reasonable assurance that our Company's financial statements, books and records accurately reflect our Company's financial condition, results of operations and cash flows, and that our Company's assets are safeguarded from loss or unauthorized use. This internal control structure includes well-defined and well-communicated policies and procedures; organizational structures that provide for appropriate separations of responsibilities; high standards applied in the selection and training of management personnel; and adequate procedures for properly assessing and applying accounting principles, including careful consideration of the accuracy and appropriateness of all significant accounting estimates. Vulcan also has an internal audit function that continually reviews compliance with established policies and procedures.

         Our Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of our Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.

         Your Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Review Committee, which is composed of six outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Review Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.



P.J. Clemens III                  E.A. Khan
Executive Vice President,         Vice President and
Finance & Administration          Controller
and Treasurer


February 4,2000

INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 1999, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 1999, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP

Birmingham, Alabama
February 4, 2000

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                   1999           1998           1997

                                          For the years ended December 31      ------------------------------------------
                      Amounts and shares in thousands, except per share data

Net sales ...............................................................      $2,355,778      $1,776,434      $1,678,581
Cost of goods sold ......................................................       1,769,327       1,226,764       1,199,453
                                                                               ------------------------------------------
Gross profit on sales ...................................................         586,451         549,670         479,128
Selling, administrative and general expenses ............................         205,643         198,956         190,446
Other operating costs ...................................................          22,714           7,447           5,112
Other income, net .......................................................          37,713          31,705          20,655
                                                                               ------------------------------------------
Earnings before interest and income taxes ...............................         395,807         374,972         304,225
Interest income .........................................................           4,330           6,654           3,190
Interest expense ........................................................          48,576           6,782           6,914
                                                                               ------------------------------------------
Earnings before income taxes ............................................         351,561         374,844         300,501
Provision for income taxes
   Current ..............................................................          90,708         113,096          84,806
   Deferred .............................................................          21,160           5,840           6,550
                                                                               ------------------------------------------
     Total provision for income taxes ...................................         111,868         118,936          91,356
                                                                               ------------------------------------------
Net earnings ............................................................      $  239,693      $  255,908      $  209,145
                                                                               ==========================================

Basic net earnings per share ............................................      $     2.38      $     2.54      $     2.06
Diluted net earnings per share ..........................................      $     2.35      $     2.50      $     2.03
Dividends per share .....................................................      $     0.78      $     0.69      $     0.63
Average common shares outstanding .......................................         100,895         100,854         101,483
Average common shares outstanding, assuming dilution ....................         102,190         102,177         102,850

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                                                     CONSOLIDATED BALANCE SHEETS

                                                                                          1999          1998           1997
                                                              As of December 31       ---------------------------------------
                                    Amounts in thousands, except per share data
ASSETS
Current assets
  Cash and cash equivalents .....................................................     $   52,834     $  180,560     $  128,566
  Accounts and notes receivable:
     Customers, less allowance for doubtful accounts:
       1999, $9,722; 1998, $7,391; 1997, $7,548 .................................        314,357        210,690        189,389
     Other ......................................................................         15,334         10,571         10,361
  Inventories ...................................................................        178,734        143,680        132,359
  Deferred income taxes .........................................................         52,931         24,923         21,385
  Prepaid expenses ..............................................................         10,534          5,949          5,072
                                                                                      ----------------------------------------
          Total current assets ..................................................        624,724        576,373        487,132
Investments and long-term receivables ...........................................         77,064         71,034         63,482
Property, plant and equipment, net ..............................................      1,639,715        895,785        808,419
Goodwill ........................................................................        454,783         94,008         59,345
Deferred charges and other assets ...............................................         43,207         21,411         30,868
                                                                                      ----------------------------------------
          Total .................................................................     $2,839,493     $1,658,611     $1,449,246
                                                                                      ========================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt ..........................................     $    6,175     $    5,432     $    5,408
  Notes payable .................................................................        101,695          2,353          3,654
  Trade payables and accruals ...................................................        136,056        107,382        112,548
  Accrued income taxes ..........................................................         15,689         21,470         21,749
  Accrued salaries and wages ....................................................         58,463         45,665         41,858
  Accrued interest ..............................................................         10,390            892          1,360
  Other accrued liabilities .....................................................         58,174         28,268         21,120
                                                                                      ----------------------------------------
          Total current liabilities .............................................        386,642        211,462        207,697
Long-term debt ..................................................................        698,862         76,533         81,931
Deferred income taxes ...........................................................        250,833         98,472         88,719
Deferred management incentive
  and other compensation ........................................................         28,702         37,572         33,849
Other post retirement benefits ...................................................        52,465         41,998         37,924
Other noncurrent liabilities ....................................................         98,336         38,874          7,629
                                                                                      ----------------------------------------
          Total liabilities .....................................................      1,515,840        504,911        457,749
                                                                                      ----------------------------------------
Other commitments and contingent liabilities
Shareholders' equity
  Common stock, $1 par value ....................................................        139,705        139,705         46,573
  Capital in excess of par value ................................................         17,854              0         14,090
  Retained earnings .............................................................      1,749,212      1,588,145      1,449,847
                                                                                      ----------------------------------------
          Total .................................................................      1,906,771      1,727,850      1,510,510
  Less cost of stock in treasury ................................................        583,118        574,150        519,013
                                                                                      ----------------------------------------
          Total shareholders' equity ............................................      1,323,653      1,153,700        991,497
                                                                                      ----------------------------------------
          Total .................................................................     $2,839,493     $1,658,611     $1,449,246
                                                                                      ========================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        1999           1998          1997

                                   For the years ended December 31   ---------------------------------------
                                             Amounts in thousands

OPERATING ACTIVITIES
Net earnings ...................................................     $ 239,693      $ 255,908    $   209,145
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
     Depreciation, depletion and amortization ..................       207,108        137,792        129,217
     (Increase) decrease in assets before effects
       of business acquisitions:
          Accounts and notes receivable ........................        32,977        (20,415)       (14,215)
          Inventories ..........................................       (11,529)        (8,794)        (3,751)
          Deferred income taxes ................................       (28,007)        (3,538)         2,089
          Prepaid expenses .....................................          (294)          (877)           570
          Investments ..........................................       (22,164)        (7,860)        (2,358)
          Deferred charges .....................................        (5,451)         5,230          9,276
     Increase (decrease) in liabilities before effects
       of business acquisitions:
          Accrued interest and income taxes ....................         3,717           (792)        (7,718)
          Trade payables, accruals, etc ........................       (32,240)        (4,083)         5,678
          Deferred income taxes ................................        24,015          9,753          1,752
          Other noncurrent liabilities .........................        (2,102)         7,126          9,578
     Other, net ................................................        (2,754)       (13,705)           866
                                                                     ---------------------------------------
            Net cash provided by operating activities ..........       402,969        355,745        340,129
                                                                     ---------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment ......................      (314,650)      (203,258)      (161,238)
Payment for businesses acquired,
  net of acquired cash .........................................      (780,440)       (24,874)       (12,086)
Proceeds from sale of property, plant and equipment ............       103,067         27,055         16,446
Withdrawal from nonconsolidated subsidiaries ...................        16,134            307            150
                                                                     ---------------------------------------
            Net cash used for investing activities .............      (975,889)      (200,770)      (156,728)
                                                                     ---------------------------------------
FINANCING ACTIVITIES
Net borrowings (payments) -- commercial paper
  and bank lines of credit .....................................        91,342         (1,301)           365
Payment of short-term debt .....................................       (96,276)        (5,193)        (5,000)
Payment of long-term debt ......................................        (1,180)          (225)             0
Proceeds from issuance of long-term debt .......................       496,875              0              0
Purchases of common stock ......................................       (12,508)       (65,003)       (43,060)
Dividends paid .................................................       (78,730)       (70,015)       (63,622)
Contributions from minority interest
  of consolidated subsidiary ...................................        36,064         31,914              0
Other, net .....................................................         9,607          6,842          5,666
                                                                     ---------------------------------------
            Net cash provided by (used for) financing
              activities                                               445,194       (102,981)      (105,651)
                                                                     ---------------------------------------
Net increase (decrease) in cash and cash equivalents ...........      (127,726)        51,994         77,750
Cash and cash equivalents at beginning of year .................       180,560        128,566         50,816
                                                                     ---------------------------------------
Cash and cash equivalents at end of year .......................     $  52,834      $ 180,560      $ 128,566
                                                                     =======================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                     1999                    1998                    1997

                            For the years ended December 31
                            Amounts and shares in thousands, ---------------------------------------------------------------------
                                      except per share data

                                                              SHARES   AMOUNT           Shares   Amount         Shares   Amount

Common stock, $1 par value
Authorized: 1999 and 1998, 480,000 shares;
  1997, 160,000 shares
     Issued at beginning of year .........................    139,705  $   139,705       46,573  $    46,573    46,573   $   46,573
     Retired shares of predecessor companies .............          0            0           (5)          (5)        0            0
     Three-for-one common stock split ....................          0            0       93,137       93,137         0            0
                                                              -------      -------      -------      -------    ------   ----------
     Issued at end of year ...............................    139,705      139,705      139,705      139,705    46,573       46,573
                                                              =======      -------      =======      -------    ======   ----------

Capital in excess of par value
  Balance at beginning of year ...........................                       0                    14,090                 10,306
  Activity prior to stock split
     Distributions under stock-based
       incentive plans, net of tax benefit ...............                       0                     5,167                  3,784
     Treasury stock issued for acquisition ...............                       0                    26,383                      0
  Three-for-one common stock split .......................                       0                   (45,640)                     0
  Distributions under stock-based
     incentive plans, net of tax benefit .................                   9,081                         0                      0
  Treasury stock issued for acquisition ..................                   8,773                         0                      0
                                                                       -----------               -----------             ----------
  Balance at end of year .................................                  17,854                         0                 14,090
                                                                       -----------               -----------             ----------

Retained earnings
  Balance at beginning of year ...........................               1,588,145                 1,449,847              1,304,405
  Net earnings ...........................................                 239,693                   255,908                209,145
  Cash dividends on common stock .........................                 (78,730)                  (70,015)               (63,622)
  Three-for-one common stock split .......................                       0                   (47,497)                     0
  Other ..................................................                     104                       (98)                   (81)
                                                                       -----------               -----------             ----------
  Balance at end of year .................................               1,749,212                 1,588,145              1,449,847
                                                                       -----------               -----------             ----------

Common stock held in treasury
  Balance at beginning of year ...........................    (39,109)    (574,150)     (12,885)    (519,013)  (12,332)    (477,620)
  Activity prior to stock split
     Purchase of common shares ...........................          0            0         (611)     (65,003)     (631)     (43,060)
     Treasury stock issued for acquisition ...............          0            0          384        8,187         0            0
     Distributions under stock-based
       incentive plans ...................................          0            0           75        1,679        78        1,667
  Three-for-one common stock split .......................          0            0      (26,072)           0         0            0
  Purchase of common shares ..............................       (336)     (12,508)           0            0         0            0
  Treasury stock issued for acquisition ..................        242        1,806            0            0         0            0
  Distributions under stock-based
     incentive plans .....................................        233        1,734            0            0         0            0
                                                            ---------  -----------    ---------  -----------  --------   ----------
  Balance at end of year .................................    (38,970)    (583,118)     (39,109)    (574,150)  (12,885)    (519,013)
                                                            =========  -----------    =========  -----------  ========   ----------
          Total ..........................................             $ 1,323,653               $ 1,153,700             $  991,497
                                                                       ===========               ===========             ==========


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

RESULTS OF OPERATIONS

Vulcan's 1999 sales of $2.4 billion were at a record level, up from the 1998 total of $1.8 billion. Net earnings and diluted earnings per share were $239.7 million and $2.35, respectively. The comparable 1998 net earnings and diluted earnings per share were $255.9 million and $2.50, respectively. The decline in earnings is attributable to lower earnings from the Chemicals segment, which faced historic lows in combined pricing for caustic soda and chlorine. Pretax earnings totaled $351.6 million, down 6% from last year's amount of $374.8 million.

CONSTRUCTION MATERIALS

1999 VS. 1998 For the seventh consecutive year, Construction Materials' sales surpassed previous records. Net sales for 1999 totaled $1.8 billion, up 56% from the 1998 result of $1.2 billion. Record aggregates shipments of 220 million tons increased 22% over the record 1998 level. These results include the impact of the January

                                    [GRAPH]



1999 acquisition of CalMat Co. ("CalMat"). Excluding 1999 acquisitions, the 1999 results reflect a 2% increase in shipments and a 3% rise in the average unit selling price of aggregates. Of the total increase in sales of $652.0 million, $572.7 million resulted from the CalMat acquisition, $50.8 million related to other volume increases and $28.5 million was due to higher prices.

         Segment earnings of $370.0 million, which are before interest and income taxes, also were at a record level and were up 20% from 1998's record level of $307.3 million. This increase reflects the favorable effects of higher aggregates pricing and shipments, somewhat offset by higher costs. This information is summarized below (in millions of dollars):

Construction Materials 1999 vs. 1998
1998 earnings                                   $307
                                                ----
Aggregates pricing                                26
Aggregates volume                                 48
All other                                        (11)
                                                ----
1999 earnings                                   $370
                                                ====

1998 VS. 1997 Net sales for 1998 totaled $1.2 billion, up 10% from the 1997 results of $1.1 billion. The 1998 results reflect an 8% increase in shipments and a 4% rise in the average unit selling price of crushed stone, the segment's principal product. Of the total increase in sales of $107.6 million, $70.0 million was related to increased volume and $37.6 million was due to higher prices.

         Segment earnings of $307.3 million, which are before interest and income taxes, also were at a record level and were up 34% from 1997's record level of $228.8 million. This increase reflects the favorable effects of higher crushed stone shipments and prices, as well as increased earnings from other products. This information is summarized below (in millions of dollars):

Construction Materials 1998 vs. 1997

1997 earnings                                         $ 229
                                                      -----
Higher volume/prices-crushed stone                       58
Higher earnings -- other products                        14
Gains on asset sales                                     11
All other                                                (5)
                                                      -----
1998 earnings                                         $ 307
                                                      =====

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CHEMICALS

1999 VS. 1998 1999 sales of $545.2 million were down 12% from the 1998 level of $617.8 million. This decline resulted solely from pricing as the combined price for caustic soda and chlorine reached a 25-year low during 1999. Despite the steep price decline, the segment achieved meaningful earnings through value-added downstream products, higher volume, controlled spending and improved earnings from Performance Chemicals. At $25.8 million, segment earnings were down 62% from the 1998 level of $67.6 million. This information is summarized below (in millions of dollars):

Chemicals 1999 VS. 1998
1998 earnings                                             $ 68
                                                          ----
Chloralkali sales prices/raw materials                     (81)
Chloralkali sales volumes                                   14
Chloralkali manufacturing costs                              6
All other                                                   19
                                                          ----
1999 earnings                                             $ 26
                                                          ====

1998 VS. 1997 1998 sales of $617.8 million were down 2% from the record 1997 level of $627.6 million. Higher prices for caustic soda were more than offset by lower volumes and prices for chlorine and some chlorine derivatives. Segment earnings of $67.6 million in 1998 were down 10% from the 1997 level of $75.5 million. Excluding the impact of asset sales and environmental provisions, earnings for the year were 2% above 1997 levels. Higher caustic soda prices and lower raw material costs of set lower volumes and prices for chlorine and some derivative products, and lower earnings from Performance Chemicals. This information is summarized below (in millions of dollars):

CHEMICALS 1998 VS. 1997

1997 earnings                                   $ 76
                                                ----
Chloralkali sales prices/raw materials            27
Chloralkali sales volumes                        (13)
Asset sales/environmental provisions              (8)
All other                                        (14)
                                                ----
1998 earnings                                   $ 68
                                                ====

SELLING, ADMINISTRATIVE AND GENERAL

Selling, administrative and general expenses of $205.6 million in 1999 increased 3% from the 1998 level of $199.0 million. This reflects principally the addition of CalMat, offset by lower charges for incentive plans. In 1998, selling, administrative and general expenses were up 4% from the 1997 level. In addition to normal salary increases, this change reflects expenditures associated with several projects designed to enhance operations and reduce future costs throughout the organization.

OTHER OPERATING COSTS

Other operating costs of $22.7 million in 1999 increased $15.3 million from the 1998 level of $7.4 million. This reflects the higher amortization of goodwill referable to acquisitions.

OTHER INCOME

Other income, net of other charges, was $37.7 million as compared with the 1998 amount of $31.7 million. The increase principally reflects income from legal settlements and higher earnings from the Company's joint venture to supply limestone from Mexico to the U.S. Gulf Coast market, partly offset by lower gains from the sale of assets. In 1998, other income, net of other charges, increased $11.0 million from the 1997 level. This reflects principally increased gains on sales of assets and higher earnings from the Company's Mexican joint venture.

INCOME TAXES

The Company's 1999 effective tax rate was 31.8%, up slightly from the 1998 rate of 31.7%. The effective tax rate increased in 1998 from the 1997 rate of 30.4%. This increase reflected principally a lesser impact of adjustments referable to tax audits for prior years.


                                    [GRAPH]


                              Net Cash Provided By
                              Operating Activities
                                  (In millions)

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)


2000 OUTLOOK

With regard to 2000, the Company's starting point is the assumption that moderate growth in GDP and the favorable impact of TEA-21 will continue to provide a healthy economic environment for construction activity in the United States. The market for construction aggregates should remain strong overall. Demand in all major construction end-use markets should equal or exceed 1999 levels, with the exception of residential construction, which may decline modestly. Based on this outlook and improving margins at CalMat, 2000 earnings in the Construction Materials segment are expected to exceed 1999's record result.

         As far as the Chemicals segment is concerned, industry analysts expect a continuation of the improving trend in chloralkali pricing that began in the fourth quarter of 1999, and prices for both chlorine and caustic soda are projected to increase significantly. Based on these projections, Chemicals is expected to experience a sharp recovery in 2000 with earnings that could approach those realized in 1998.

         Overall, the Company expects to report record earnings for 2000.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS Net cash provided by operating activities reached a record high amounting to $403.0 million in 1999, as compared to 1998's total of $355.7 million. Net cash provided by the Construction Materials segment increased 50% to $386.7 million, while net cash provided by the Chemicals segment declined 56% to $43.3 million.

Cash expenditures for property, plant and equipment, excluding acquisitions, were $314.7 million in 1999, up $111.4 million from the 1998 level. Cash spending for acquisitions, including amounts referable to working capital and other balance sheet items, totaled $780.4 million compared with $24.9 million in 1998.

The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent with the payout record of past years on average, and consistent with the goal of maintaining debt ratios within prudent and generally acceptable limits.

WORKING CAPITAL Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $303.5 million at December 31, 1999,up $110.5 million from the 1998 level. This increase is principally due to the acquisition of CalMat, and compares with increases of$31.7 million and $3.2 million in 1998 and 1997, respectively.

         The current ratio decreased to 1.6 in 1999, primarily due to a lower cash balance and higher debt resulting from recent acquisitions. The current ratio in 1998 was 2.7, higher than the 2.3 in 1997.

         PROPERTY ADDITIONS Property additions, including acquisitions, totaled $1,027.7 million in 1999, up $797.4 million from the 1998 level of $230.3 million. Property additions included $670.1 million related to the CalMat acquisition, $39.5 million for all other acquisitions, $36.2 million for CalMat post-acquisition additions and $95.3 million referable to the Chemicals joint venture, of which approximately one-half was funded by Mitsui & Co., Ltd. ("Mitsui"). As explained on page 64, Vulcan classifies its property additions into three categories based on the predominant purpose of the project.

Profit-adding projects continued to bolster spending in both segments. Within the Construction Materials segment, in addition to CalMat, these included the acquisition of 20 quarries and the beginning of production at four greenfield aggregates operations. Property additions within the Chemicals segment included spending for the joint venture with Mitsui. In addition to contributing its existing EDC plant, Vulcan will invest a total of approximately $90.0 million in this project, of which approximately $48.6 million was provided in 1999. Commitments for capital expenditures were $40.7 million at December 31,1999,excluding the joint venture. The Company expects to cover commitments using internally generated cash flow combined with a modest level of short-term borrowing.


                                    [GRAPH]


                               Property Additions
                                 (in millions)
                                 [ ] Chemicals
                           [ ] Construction Materials

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


         SHORT-TERM BORROWINGS AND INVESTMENTS The Company was a net short-term borrower during 1999 as combined commercial paper and bank borrowing reached a peak of $756.5 million, and amounted to $93.5 million at year end. The Company was a net short-term investor in 1998 when marketable securities peaked at $219.8 million and ended the year at $166.8 million. During 1997, the Company also maintained a net short-term investing position as investments reached a maximum of $131.1 million and equaled $111.3 million at year end.

         The Company's policy is to maintain unused bank lines of credit and/or committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $330.0 million were maintained at the end of 1999. In connection with its acquisition of CalMat, the Company entered into a syndicated credit facility in the amount of $550.0 million effective in January 1999. The Company's commercial paper is rated A-1/P-1 by Standard & Poor's Ratings Group and Moody's Investors Service, Inc., respectively.

LONG-TERM OBLIGATIONS During 1999, the Company increased its total long-term Obligations by $622.3 million to $698.9 million, compared with a net decrease of $5.4 million in 1998. During the three-year period ended December 31, 1999, long-term obligations increased cumulatively by $613.4 million from the $85.5 million outstanding at December 31, 1996.

         During the same three-year period, shareholders' equity, net of common Stock purchases of $120.6 million and dividends of $212.4 million, increased by $440.0 million to $1.3 billion.

         In the future, the ratio of long-term debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 30% to 35%. The actual ratio at the end of 1999 was 28.5%. The Company has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

In acquiring CalMat in January 1999, the Company liquidated all of its marketable securities and issued commercial paper to purchase the CalMat common stock tendered. In April 1999, the Company issued long-term debt in the amount of $500 million, which reduced commercial paper outstanding by a like amount.

         Standard & Poor's and Moody's, respectively, rate the Company's public long-term debt issues at the A+/A1 level.

COMMON STOCK During 1999, the Company purchased 336,400 shares of its common stock at a cost of $12.5 million, equal to an average price of $37.18 per share. The acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the common stock's valuation and price, the Company's liquidity, its actual and projected needs for cash for investment projects and regular dividends, and the Company's debt level.

         The number and cost of shares purchased during each of the last three years is shown below:

                                       1999          1998           1997
                                  -----------------------------------------
Shares purchased:
   Number                             336,400      1,832,100      1,892,568
   Total cost (millions)          $      12.5    $      65.0    $      43.1
   Average cost                   $     37.18    $     35.48    $     22.75
Shares in treasury
 at year end:
   Number                          38,970,426     39,108,657     38,655,012
   Average cost                   $     14.96    $     14.68    $     13.16


The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 shares as of December 31, 1999.


                                     [GRAPH]


                                 Long-term Debt
                                As A Percent Of
                                 Total Capital

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)


MARKET RISK

The Company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, the Company occasionally utilizes derivative financial instruments.

         To date, the Company has used commodity swap and option contracts to reduce its exposure to fluctuations in prices for natural gas. The fair value of these contracts as of December 31, 1999 and 1998 was not material. As a result of a 10% reduction in the price of natural gas, the Company would experience a potential loss in the fair value of the underlying commodity swap and option contracts for the year ended December 31, 1999 of approximately $1.5 million.

         The Company is exposed to interest rate risk due to its various long-term debt instruments. Because substantially all of this debt is at fixed rates, a decline in interest rates would result in an increase in the fair market value of the liability. At December 31, 1999, the estimated fair market value of these debt instruments was $666.8 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of the liability by approximately $35.5 million.


                                    [GRAPH]


                                Average Capital
                                    Employed
                                 (In millions)
                                   [ ] Other
                                 [ ] Chemicals
                           [ ] Construction Materials


YEAR 2000 ISSUE

The Company implemented the corrections to internal systems critical to its operations by September 30, 1999, spending less than the original estimate of $5.0 million to implement its Year 2000 Plan. Mission-critical systems and equipment entered the year 2000 without any noteworthy problems. Minor Year 2000 problems were fixed as they were discovered without the Company activating contingency plans. Although no remaining Year 2000 problems are anticipated, the Year 2000 Project Management Office continues to monitor the business processes.

         The Company recognized the importance of Year 2000 issues and began remediation efforts on internal business systems in 1996 and made resolution of Year 2000 issues a priority across the Company in 1997 by creating a Year 2000 Project Management Office with the appropriate authority and resources. The Company's Year 2000 Plan included five stages--pre-project, planning, preparation, implementation and transition. The Year 2000 Project Management Office organized teams at each major location to research Year 2000 compliance status; implement appropriate solutions; and conduct testing of computer hardware and network equipment, computer software, production equipment and instrumentation. Contingency planning and business partner communication were also key parts of the project.

NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). In May 1999, the FASB amended SFAS 133 deferring the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.

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

INVENTORIES The Company uses the last-in, first-out (LIFO) method of valuation for most of its inventories because it results in a better matching of costs with revenues. Inventories, other than operating supplies, are stated at the lower of cost or market. Such cost includes raw materials, direct labor and production overhead. Substantially all operating supplies are carried at average cost, which does not exceed market.

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

GOODWILL Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company evaluates goodwill for impairment by comparing projected discounted future cash flows to carrying amounts of good will using a discount rate based on the cost of capital of that business. If such evaluation indicates impairment, the Company would record a charge to operations in the period such impairment is determined.

OTHER COSTS Income is charged as costs are incurred for start-up of new plants and for normal recurring costs of mineral exploration, removal of over burden from active mineral deposits, and research and development.

         Repairs and maintenance are charged to costs and operating expenses. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized.

         The Company accrues the estimated cost of reclamation over the life of the reserves based on tons sold in relation to total estimated tons.

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

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

EARNINGS PER SHARE (EPS) The Company reports two separate earnings per share numbers, basic and diluted. Both are computed by dividing net earnings by the average common shares outstanding (basic EPS) or average common shares outstanding assuming dilution (diluted EPS) as detailed below (in thousands of shares):


                             1999         1998         1997
                           ---------------------------------
Average common
 shares outstanding        100,895      100,854      101,483
Dilutive effect of:
   Stock options               858          720          528
   Performance shares
    and other                  437          603          839
                           ---------------------------------
Average common
 shares outstanding,
 assuming dilution         102,190      102,177      102,850
                           =================================

All common stock equivalents are reflected in the Company's earnings per share calculations; the Company had 869,752 antidilutive common stock equivalents in 1999. There were no similar shares in 1998 or 1997.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
No. 133, Accounting for Derivative Instruments and Hedging Activities
(SFAS 133). In May 1999, the FASB amended SFAS 133 deferring the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating SFAS 133 and has not yet determined its impact on the Company's consolidated financial statements.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1999 presentation.

2. INVENTORIES

Inventories at December 31 are as follows (in thousands of dollars):


                                     1999          1998          1997
                                  ------------------------------------
Finished products                 $131,032      $ 99,814      $ 90,118
Raw materials                       13,735        10,466        10,865
Products in process                    933         1,183           617
Operating supplies and other        33,034        32,217        30,759
                                  ------------------------------------
 Total inventories                $178,734      $143,680      $132,359
                                  ====================================

The above amounts include inventories valued under the LIFO method totaling $123,268,000, $107,178,000 and $99,321,000 at December 31, 1999, 1998 and 1997,
respectively. Estimated current cost exceeded LIFO cost at December 31, 1999, 1998 and 1997 by $35,225,000, $34,671,000 and $37,344,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $197,000 ($0.00 per share effect) in 1999,a decrease of $1,633,000 ($0.02 per share effect) in 1998 and an increase of $973,000 ($0.01 per share effect) in 1997.

3. PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

                                   1999            1998            1997
                              ------------------------------------------
Land and land
 improvements                 $  609,578      $  210,601      $  211,058
Buildings                         97,057          83,609          81,805
Machinery and
 equipment                     2,246,314       1,874,012       1,753,683
Leaseholds                         7,049           7,039           7,107
Construction in progress         189,899         105,495          66,547
                              ------------------------------------------
   Total                       3,149,897       2,280,756       2,120,200
Less allowances for
 depreciation, depletion
 and amortization              1,510,182       1,384,971       1,311,781
                              ------------------------------------------
Property, plant and
 equipment, net               $1,639,715      $  895,785      $  808,419
                              ==========================================

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


The Company capitalized interest costs of $4,445,000 in 1999, $443,000 in 1998 and $1,160,000 in 1997 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $53,021,000 in 1999, $7,225,000 in 1998 and $8,074,000 in 1997.

4. DEBT

At year end 1999, the Company had $91,600,000 of commercial paper outstanding. The remaining balance of notes payable for 1999,1998 and 1997 consisted of bank borrowings or other notes.

         All of the lines of credit extended to the Company in 1999, 1998 and 1997 were based solely on a commitment fee basis, and thus no compensating balances were required. In the normal course of business, the Company maintains balances for which it is credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, the Company pays the fee equivalent for the differences.

         Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

                                1999           1998         1997
                             ------------------------------------
5.75% 5-year notes
 issued 1999                 $ 250,000       $     0      $     0
6.00% 10-year notes
 issued 1999                   250,000             0            0
Private placement notes        125,541             0            0
Medium-term notes               51,000        56,000       61,000
Tax-exempt bonds                17,000        17,000       17,000
Other notes                      8,099         3,533        3,931
Unamortized discount
 1999 notes                     (2,778)            0            0
                             ------------------------------------
   Total                     $ 698,862       $76,533      $81,931
                             ====================================
Estimated fair value         $ 660,589       $87,091      $93,142
                             ====================================

In April 1999, the Company accessed the public debt market by issuing $500,000,000 of five-year and 10-year notes in two tranches of $250,000,000 each. The 5.75% coupon notes mature in April 2004 and the 6.00% notes mature in April 2009. The combined discount from par recorded on these notes is being amortized over the lives of the notes.

         The private placement notes were issued by CalMat in December 1996 in a series of four notes at interest rates ranging from 7.19% to 7.66%. Maturities on the notes range from December 2003 to December 2011. The Company entered into an agreement with the note-holders effective February 1999 whereby it guaranteed the payment of principal and interest.

During 1991, the Company issued $81,000,000 of medium-term notes ranging in maturity from three to 30 years, and in interest rate from 7.59% to 8.85%. The $51,000,000 in notes outstanding as of December 31, 1999 have a weighted-average maturity of 8.7 years with a weighted-average interest rate of 8.62%.

         The $17,000,000 of tax-exempt bonds consist of three separate issues: (1) $8,200,000 of variable rate bonds maturing in 2009; (2) $3,000,000 of 7.50% coupon bonds maturing in 2011; and (3) $5,800,000 of 6.375% coupon bonds maturing in 2012.

         Other notes of $8,099,000 were issued at various times to acquire land or businesses.

         The aggregate principal payments for the five years subsequent to December 31,1999 are: 2000 -- $6,175,000; 2001 -- $6,175,000;
2002 -- $7,762,000; 2003 -- $40,811,000; and 2004 -- $254,224,000.

         The Company's debt agreements do not subject it to any contractual restrictions with regard to working capital, or the amount it may expend for cash dividends and purchases of its stock. Pursuant to a provision in the Company's bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%.

         The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S.Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of long-term debt, accounts payable, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value primarily due to their short-term nature. The fair value estimates presented are based on information available to management as of December 31, 1999, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

5. OPERATING LEASES

Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):


                                 1999         1998         1997
                               ---------------------------------
Minimum rentals                $26,145      $18,725      $17,894
Contingent rentals (based
 principally on usage)          15,920       15,410       11,840
                               ---------------------------------
   Total                       $42,065      $34,135      $29,734
                               =================================

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 1999 range from $9,194,000 to $17,991,000 annually through 2004 and aggregate $47,306,000 thereafter.

         Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

6. INCOME TAXES

The components of earnings before income taxes are as follows (in thousands of dollars):

                1999          1998          1997
              ------------------------------------
Domestic      $343,625      $365,706      $294,834
Foreign          7,936         9,138         5,667
              ------------------------------------
 Total        $351,561      $374,844      $300,501
              ====================================

Provisions for income taxes consist of the following (in thousands of dollars):

                          1999            1998          1997
                      ----------------------------------------
Current:
 Federal              $  79,443       $  96,311       $ 73,767
 State and local         11,048          16,544         10,907
 Foreign                    217             241            132
                      ----------------------------------------
   Total                 90,708         113,096         84,806
                      ----------------------------------------
Deferred:
 Federal                 18,535           4,679          5,231
 State and local          2,630           1,181          1,321
 Foreign                     (5)            (20)            (2)
                      ----------------------------------------
   Total                 21,160           5,840          6,550
                      ----------------------------------------
Total provision       $ 111,868       $ 118,936       $ 91,356
                      ========================================

The effective tax rate varied from the federal statutory income tax rate due to the following:

                                   1999        1998        1997
                                   -----------------------------
Federal statutory tax rate         35.0%       35.0%       35.0%
Increase (decrease) in tax
 rate resulting from:
   Depletion                       (5.9)       (4.5)       (5.0)
   State and local income
    taxes, net of federal
    income tax benefit              2.5         3.0         2.6
   Amortization of goodwill         1.4         0.2         0.2
   Miscellaneous items             (1.2)       (2.0)       (2.4)
                                   -----------------------------
Effective tax rate                 31.8%       31.7%       30.4%
                                   =============================

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

                                             1999          1998          1997
                                          ------------------------------------
Deferred tax assets related to:
 Post retirement benefits                 $ 20,876      $ 16,804      $ 15,283
 Reclamation and
   environmental accruals                   11,342           371           554
 Accounts receivable,
   principally allowance
   for doubtful accounts                     4,911         2,918         3,248
 Inventory adjustments                       7,906         6,309         5,748
 Pensions, incentives and
   deferred compensation                    18,587        17,477        11,844
 Other items                                 8,808         9,596        10,714
                                          ------------------------------------
    Total deferred tax assets               72,430        53,475        47,391
                                          ------------------------------------
Deferred tax liabilities related to:
 Fixed assets                              255,947       117,658       107,170
 Other items                                14,385         9,366         7,555
                                          ------------------------------------
    Total deferred
     tax liabilities                       270,332       127,024       114,725
                                          ------------------------------------
 Net deferred tax liability               $197,902      $ 73,549      $ 67,334
                                          ====================================

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


7. PENSION AND POSTRETIREMENT BENEFIT PLANS

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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):


                                                                       1999              1998              1997
                                                                    ----------        ----------        ----------
Change in benefit obligation:
 Benefit obligation at
   beginning of year                                                $  344,758        $  306,516        $  267,289
 Service cost                                                           14,961            12,886            11,228
 Interest cost                                                          21,135            19,499            20,987
 Amendments                                                                  0             5,479            (1,014)
 Actuarial (gain) loss                                                 (40,757)           14,667            23,647
 Benefits paid                                                         (16,567)          (14,289)          (15,621)
                                                                    ----------        ----------        ----------
 Benefit obligation at
   end of year                                                      $  323,530        $  344,758        $  306,516
                                                                    ==========        ==========        ==========

Change in plan assets:
 Fair value of assets at
   beginning of year                                                $  445,553        $  395,245        $  337,325
    Actual return on
     plan assets                                                        72,865            63,827            72,875
    Employer contribution                                                  770               770               666
    benefits paid                                                      (16,567)          (14,289)          (15,621)
                                                                    ----------        ----------        ----------
    Fair value of assets
     at end of year                                                 $  502,621        $  445,553        $  395,245
                                                                    ==========        ==========        ==========

Funded status                                                       $  179,091        $  100,795        $   88,729
Unrecognized net
 transition (asset)                                                     (2,678)           (5,060)           (7,486)
Unrecognized net
 actuarial (gain)                                                     (190,164)         (111,024)          (91,536)
Unrecognized prior
 service cost                                                           12,778            14,670            10,722
                                                                    ----------        ----------        ----------
Net amount recognized                                               $     (973)       $     (619)       $      429
                                                                    ==========        ==========        ==========

Amounts recognized on the
 Consolidated Balance Sheets:
   Prepaid benefit cost                                             $   37,238        $   35,500        $   32,959
   Accrued benefit liability                                           (38,211)          (36,492)          (33,402)
   Intangible assets                                                         0               373               872
                                                                    ----------        ----------        ----------
   Net amount recognized                                            $     (973)       $     (619)       $      429
                                                                    ==========        ==========        ==========

Components of net periodic benefit cost:
   Service cost                                                     $   14,961        $   12,886        $   11,228
   Interest cost                                                        21,135            19,499            20,987
   Expected return
    on plan assets                                                     (32,505)          (28,643)          (25,622)
   Amortization of
    transition (asset)                                                  (2,382)           (2,425)           (2,730)
   Amortization of
    prior service cost                                                   1,892             1,531             1,588
   Recognized actuarial
    (gain)                                                              (1,977)           (1,145)             (756)
                                                                    ----------        ----------        ----------
   Net periodic benefit cost                                        $    1,124        $    1,703        $    4,695
                                                                    ==========        ==========        ==========

Weighted-average assumptions
 as of December 31:
   Discount rate                                                          7.50%             6.75%             7.00%
   Expected return on assets                                              8.25%             8.25%             8.25%
   Rate of compensation
    increase (for salary-
    related plans)                                                        4.25%             4.25%             4.25%

Plan assets are composed primarily of marketable domestic and international equity securities, and corporate and government debt securities. The Company sponsors an unfunded, nonqualified pension plan. The projected benefit obligation, accumulated benefit obligation and fair value of assets for this plan were $16,585,000, $11,064,000 and $0 as of December 31,1999; $16,944,000,
$11,170,000 and $0 as of December 31,1998; and $15,332,000, $10,573,000 and $0
as of December 31,1997.

Certain of the Company's hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $7,038,000 in 1999, $2,159,000 in 1998 and $2,115,000 in 1997. The
actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Thirty-five percent of the labor force are covered by collective bargaining agreements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

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

The following tables set forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

                                                                       1999              1998              1997
                                                                    ----------------------------------------------
Change in benefit obligation:
 Benefit obligation at
   beginning of year                                                $   50,932        $   48,713        $   43,633
 Service cost                                                            1,964             2,134             2,036
 Interest cost                                                           3,480             3,367             3,464
 Amendments                                                              7,946              (146)                0
 Actuarial (gain) loss                                                  (7,334)             (623)            2,099
 Benefits paid                                                          (2,668)           (2,513)           (2,519)
                                                                    ----------------------------------------------
 Benefit obligation at
   end of year                                                      $   54,320        $   50,932        $   48,713
                                                                    ==============================================

Change in plan assets:
 Fair value of assets at
   beginning of year                                                $    3,484        $    3,323        $    3,119
    Actual return on
     plan assets                                                           128               167               203
    Employer contribution                                                    0                45               111
    benefits paid                                                         (124)              (51)             (110)
                                                                    ----------------------------------------------
    Fair value of assets at
     end of year                                                    $    3,488        $    3,484        $    3,323
                                                                    ==============================================

Funded status                                                       $  (50,832)       $  (47,448)       $  (45,390)
Unrecognized net (gain) loss                                            (1,482)            5,612             6,261
Unrecognized prior
 service cost                                                             (151)             (162)                5
                                                                    ----------------------------------------------
Net amount recognized                                               $  (52,465)       $  (41,998)       $  (39,124)
                                                                    ==============================================

Amounts recognized on the
 Consolidated Balance Sheets:
   Accrued benefit liability                                        $  (52,465)       $  (41,998)       $  (39,124)
                                                                    ==============================================

Components of net periodic benefit cost:
   Service cost                                                     $    1,964        $    2,134        $    2,036
   Interest cost                                                         3,480             3,367             3,464
   Expected return
    on plan assets                                                        (244)             (218)             (218)
   Amortization of
    prior service cost                                                     (11)               21                 1
   Recognized actuarial loss                                                 0                84               138
                                                                    ----------------------------------------------
   Net periodic benefit cost                                        $    5,189        $    5,388        $    5,421
                                                                    ==============================================

The Company funds the postretirement benefits plan each year through contributions to a trust fund for health care benefits and through payments of premiums to providers of life insurance. All assets of the plan relate to the life insurance and are composed of reserves held by the insurer.

  The weighted-average discount rates used as of December 31, 1999, 1998 and 1997 were 7.50%,6.75% and 7.00%, respectively. For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5% for 2001 and remain at that level thereafter.

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the health care cost trend rates were increased 1% each year, the accumulated postretirement benefit obligation as of December 31,1999 would have increased by $5,351,000, and the aggregate of the service and interest cost for 1999 would have increased by $716,000. Similarly, if the health care cost trend rates were decreased 1% each year, the accumulated postretirement benefit obligation as of December 31, 1999 would have decreased by $4,169,000, and the aggregate of the service and interest cost for 1999 would have decreased by $599,000.

8. INCENTIVE PLANS

STOCK-BASED COMPENSATION PLANS The Company's 1996 Long-term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The

                              VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


number of shares available for awards is 0.95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Stock options issued during 1999, 1998 and 1997 were granted at the fair market value of the stock on the date of the grant. They vest ratably over five years and expire 10 years subsequent to the grant.

Performance share awards were granted through 1995. These awards are based on the achievement of established performance goals, and the majority of the awards vest over five years. Expense provisions referable to these plans amounted to $3,313,000 in 1999, $10,698,000 in 1998 and $11,671,000 in
1997. Expense provisions are affected by changes in the market value of the Company's common stock and performance versus a preselected peer group.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123),and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that statement. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.2%; dividend yields of 1.7%; volatility factors of the expected market price of the Company's common stock of 21.4%; and a weighted-average expected life of the option of five years. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date.

For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying SFAS 123 on a pro forma basis would have decreased net earnings by approximately $1,253,000 in 1999 and increased net earnings by approximately $3,626,000 and $4,386,000 in 1998 and 1997, respectively. For 1999, the impact on both basic and diluted earnings per share would have been a $0.02 decrease. The impact on basic and diluted earnings per share in 1998 would have been a $0.03 and $0.04 increase, respectively. Similarly, the impact in 1997 would have been a $0.04 and $0.05 increase, respectively.

A summary of the Company's stock option activity, related information as of December 31, 1999, 1998 and 1997, and changes during each year is presented below:


                                                      1999                          1998                            1997
                                          ---------------------------    ---------------------------     --------------------------
                                                            Weighted-                      Weighted-                      Weighted-
                                                             Average                        Average                         Average
                                                            Exercise                       Exercise                        Exercise
                                            Shares            Price       Shares            Price          Shares            Price
                                          ---------           -------     -------          -------         -------         -------
Outstanding at beginning of year          3,248,640          $ 24.04     2,427,705          $ 20.09       1,286,850         $ 18.87
 Granted at fair value                      963,400          $ 45.17     1,021,950          $ 33.13       1,224,150         $ 21.32
 Exercised                                  (60,109)         $ 45.46       (95,010)         $ 19.79         (20,820)        $ 19.19
 Forfeited                                  (59,085)         $ 29.47      (106,005)         $ 25.12         (62,475)        $ 19.16
                                          ---------                       --------                        ---------
Outstanding at year end                   4,092,846          $ 28.96     3,248,640          $ 24.04       2,427,705         $ 20.09
                                          =========                      =========                        =========
Options exercisable at year end           1,405,331          $ 21.73       840,960          $ 19.73         479,295         $ 19.35
Weighted-average grant date fair value
 of each option granted during the year              $7.27                           $4.80                           $3.71

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

The following table summarizes information about stock options outstanding and exercisable at December 31,1999:

                                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                             Weighted-
                                                              Average         Weighted-                             Weighted-
                                                             Remaining         Average                               Average
                                          Number            Contractual       Exercise            Number            Exercise
Range of Exercise Price                 of Shares           Life (Years)        Price            of Shares            Price
-----------------------------------------------------------------------------------------------------------------------------
$18.58-$19.73                           1,094,260               6.38          $   18.87            717,520          $   18.87
$21.31                                  1,093,501               7.12          $   21.31            488,986          $   21.31
$29.20-$32.95                             935,085               8.12          $   32.94            195,405          $   32.94
$43.75-$45.17                             970,000               9.12          $   45.14              3,420          $   43.76
                                        ---------                                                ---------
 Total                                  4,092,846               7.62          $   28.96          1,405,331          $   21.73
                                        =========                                                =========


CASH-BASED COMPENSATION PLAN The Company has a management incentive plan under which cash awards may be made annually to officers and key employees. Expense provisions referable to the plan amounted to $6,832,000 in 1999, $10,250,000 in 1998 and $7,198,000 in 1997.

9. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

In 1998, the Company formed a joint venture with Mitsui to construct and operate a new chloralkali plant and to expand ethylene dichloride (EDC) capacity. Through the contribution of its existing EDC plant and a total of approximately $90,000,000 in cash, the Company will own 51% of the joint venture and manage the operation of the new facilities. As of December 31, 1999, the Company had a remaining commitment of over $40,000,000 for this venture, which is expected to be fully operational by the end of 2000. Other commitments for the purchase of property, plant and equipment were $40,697,000 at December 31, 1999.

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

The Company's Consolidated Balance Sheets as of December 31 include accrued environmental cleanup costs by segment, as follows: Chemicals 1999 -- $5,406,000, 1998 -- $3,973,000 and 1997 -- $3,732,000; Construction Materials
1999 -- $3,394,000, 1998 -- $0 and 1997 -- $0. The accrued environmental cleanup costs in the Construction Materials segment relate solely to the CalMat facilities acquired in 1999.

  The Company's Consolidated Balance Sheets as of December 31 include accrued land reclamation costs for the Construction Materials segment of $23,559,000 in 1999, $0 in 1998 and $0 in 1997. This accrued cost relates to the newly acquired CalMat facilities.

10. SHAREHOLDERS' EQUITY

On February 12, 1999, the Board of Directors approved an increase in the authorized common stock from 160,000,000 shares to 480,000,000 shares and a three-for-one split of the common stock. Par value of the common stock remained at $1 per share. The increase in authorized shares and the stock split were effective March 10,1999.

The effect of the stock split was recognized retroactively on the balance sheets as of December 31,1998, and in all share and per share data in the accompanying consolidated financial statements, Notes to Consolidated Financial Statements and supplemental financial data. Shareholders' equity accounts were restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value and retained earnings accounts to the common stock account.

A total of 42,511,981 shares has been purchased at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 8,473,988 shares as of December 31,1999.

11. SEGMENT DATA

The Company's reportable segments are organized around products and services and continue to be Construction Materials and Chemicals. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's

                              VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


determination of segment earnings (a) recognizes equity in the income or losses of nonconsolidated affiliates as part of segment earnings; (b) reflects allocations of general corporate expenses to the segments; (c) does not reflect interest revenue or expense; and (d) is before income taxes.

The Company's Construction Materials segment produces and sells aggregates and related products and services in eight regional divisions. These divisions have been aggregated for reporting purposes. At year end, sales are in 21 states and the District of Columbia. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

The Chemicals segment, through its Chloralkali and Performance Chemicals operations, produces and sells chlorine, caustic soda, chlorinated organic chemicals and other industrial chemicals principally to the chemical, pulp and paper, energy, water management, pharmaceuticals and textile industries. These business units have been aggregated for reporting purposes.

Because the majority of the Company's activities are domestic, sales and assets outside the United States are not material.


SEGMENT FINANCIAL DISCLOSURE


                                                                       1999            1998            1997
                                        Amounts in millions
                                                                    ------------------------------------------
NET SALES
Construction Materials .....................................        $  1,810.6      $  1,158.6      $  1,051.0
Chemicals ..................................................             545.2           617.8           627.6
                                                                    ------------------------------------------
   Total ...................................................        $  2,355.8      $  1,776.4      $  1,678.6
                                                                    ==========================================
EARNINGS BEFORE INTEREST AND INCOME TAXES
Construction Materials .....................................        $    370.0      $    307.3      $    228.8
Chemicals ..................................................              25.8            67.6            75.5
                                                                    ------------------------------------------
   Total ...................................................        $    395.8      $    374.9      $    304.3
                                                                    ==========================================
IDENTIFIABLE ASSETS
Construction Materials .....................................        $  2,101.3      $    894.6      $    751.2
Chemicals ..................................................             547.7           452.7           459.0
                                                                    ------------------------------------------
   Identifiable Assets .....................................           2,649.0         1,347.3         1,210.2
Investment in nonconsolidated affiliates ...................              65.3            70.3            61.0
General corporate assets ...................................              72.4            60.4            49.4
Cash items .................................................              52.8           180.6           128.6
                                                                    ------------------------------------------
   Total ...................................................        $  2,839.5      $  1,658.6      $  1,449.2
                                                                    ==========================================
DEPRECIATION, DEPLETION AND AMORTIZATION
Construction Materials .....................................        $    160.7      $     90.8      $     84.5
Chemicals ..................................................              46.4            47.0            44.7
                                                                    ------------------------------------------
   Total ...................................................        $    207.1      $    137.8      $    129.2
                                                                    ==========================================
PROPERTY ADDITIONS
Construction Materials .....................................        $    909.6      $    176.0      $    125.5
Chemicals ..................................................             118.1            54.3            56.5
                                                                    ------------------------------------------
   Total ...................................................        $  1,027.7      $    230.3      $    182.0
                                                                    ==========================================
SALES BY PRODUCT
Construction Materials
 Aggregates ................................................        $  1,193.0      $    978.6      $    880.9
 Asphaltic products and placement ..........................             289.9            76.9            72.9
 Ready-mixed concrete ......................................             206.6            19.7            17.5
 Other .....................................................             121.1            83.4            79.7
                                                                    ------------------------------------------
   Total ...................................................        $  1,810.6      $  1,158.6      $  1,051.0
                                                                    ==========================================
Chemicals
 Chloralkali -- Inorganic ..................................             149.0      $    205.4      $    181.7
 Chloralkali -- Organic ....................................             209.7           220.9           256.6
 Performance Chemicals .....................................             186.5           191.5           189.3
                                                                    ------------------------------------------
   Total ...................................................        $    545.2      $    617.8      $    627.6
                                                                    ==========================================

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

12. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

                                                                      1999            1998            1997
                                                                    ----------------------------------------
Cash payments:
 Interest (exclusive of
   amount capitalized)                                              $ 39,079        $  7,249        $  6,774
 Income taxes                                                         85,756         112,995          92,315
Noncash investing and financing activities:
   Amounts referable to business acquisitions:
     Liabilities assumed                                             480,087           1,497           1,441
     Fair value of
       stock issued                                                   10,580          34,568               0
   Debt issued in
    purchase of assets,
    net of liabilities                                                 8,645               0               0

13. ACQUISITIONS

In January 1999, the Company completed its $31.00 per share tender offer for all of the outstanding shares of common stock of CalMat for a value of $739,412,000 cash, plus $9,167,000 of direct acquisition costs. As of the acquisition, CalMat had fixed-term debt of $130,595,000 and $90,197,000 in bank borrowings, both of which were assumed by the Company. The acquisition was funded by cash on hand and approximately $590,000,000 of commercial paper. It was accounted for as a purchase, with the excess of the purchase price over the fair value of net assets acquired recognized as goodwill to be amortized over 30 years. The allocation of the purchase was as follows (in thousands of dollars):

Allocation of CalMat purchase price:
 Current assets                                                       $ 172,595
 Investments and long-term receivables                                   20,958
 Property, plant and equipment                                          670,088
 Goodwill                                                               361,948
 Current liabilities                                                   (190,972)
 Long-term debt                                                        (130,595)
 Deferred income taxes                                                 (128,345)
 Other noncurrent liabilities                                           (27,098)
                                                                      ---------
   Total purchase price                                               $ 748,579
                                                                      =========

Consideration consisted of:
 Cash on hand                                                         $ 149,412
 Debt financing                                                         590,000
 Direct acquisition costs                                                 9,167
                                                                      ---------
   Total consideration                                                $ 748,579
                                                                      =========

The accompanying Consolidated Statements of Earnings for the year ended December 31, 1999 include the results of operations of CalMat from its acquisition date.

The following pro forma consolidated statement of earnings for the 12 months ended December 31, 1999 and 1998 assumes that the Calmat acquisition occurred as of January 1, 1998 (in millions of dollars, except per share data):

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                                                  Twelve months ended    1999               1998
                                                          December 31 ----------------------------

Net sales                                                             $ 2,355.8          $ 2,289.2
Net earnings                                                          $   239.7          $   249.0
Earnings per share:
 Basic                                                                $    2.38          $    2.47
 Diluted                                                              $    2.35          $    2.44

The pro forma statement of earnings is not necessarily indicative of the results of operations of the Company had the CalMat acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of the results of future operations.

In addition to the 1999 CalMat acquisition, at various dates during 1999, 1998 and 1997, the Company acquired the net assets and businesses of several companies. The combined purchase prices were approximately $56,000,000, $59,000,000 and $12,000,000, respectively. Funds for the purchases were primarily provided by internally generated cash flows or stock issuance. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired was recognized as goodwill and will be amortized under the Company's normal amortization policy.

All of the 1999, 1998 and 1997 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. Except as noted above for the CalMat acquisition, on a pro forma basis, as if the net assets and businesses had been acquired at the beginning of fiscal 1998, 1997 and 1996, respectively, revenue, net income and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 1999, 1998 and 1997. Goodwill and the allowances for amortization at December 31 are as follows (in thousands of dollars):

                                                                      1999            1998            1997
                                                                    ----------------------------------------
Goodwill                                                            $494,900        $114,124        $ 82,607
Less allowances
 for amortization                                                     40,117          20,116          23,262
                                                                    ----------------------------------------
Goodwill, net                                                       $454,783        $ 94,008        $ 59,345
                                                                    ========================================

                              VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                                                         SEGMENT FINANCIAL DATA

                               1999        1998        1997        1996        1995        1994         1993       1992
                             --------    --------    --------    --------    --------    --------    --------    --------
     Amounts in millions
NET SALES
Construction Materials       $1,810.6    $1,158.6    $1,051.0    $  961.9    $  884.7    $  842.9    $  756.7    $  686.4
Chemicals                       545.2       617.8       627.6       607.0       576.3       410.5       376.8       391.6
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $2,355.8    $1,776.4    $1,678.6    $1,568.9    $1,461.0    $1,253.4    $1,133.5    $1,078.0
                             ========    ========    ========    ========    ========    ========    ========    ========
EARNINGS (LOSS)
 BEFORE INTEREST
 AND INCOME TAXES
Construction Materials       $  370.0    $  307.3    $  228.8    $  196.3    $  181.1    $  162.1    $  116.2    $   87.7
Chemicals                        25.8        67.6        75.5        94.7        87.3        (7.6)       17.2        51.0
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  395.8    $  374.9    $  304.3    $  291.0    $  268.4    $  154.5    $  133.4    $  138.7
                             ========    ========    ========    ========    ========    ========    ========    ========
NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Construction Materials       $  386.7    $  257.0    $  264.2    $  217.5    $  182.9    $  182.5    $  156.6    $  141.9
Chemicals                        43.3        98.9        78.2       127.4        90.8        31.5        41.1        63.8
Net interest, other, net        (27.0)       (0.2)       (2.3)       (5.1)       (7.9)       (6.7)       (5.6)       (5.3)
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  403.0    $  355.7    $  340.1    $  339.8    $  265.8    $  207.3    $  192.1    $  200.4
                             ========    ========    ========    ========    ========    ========    ========    ========
IDENTIFIABLE ASSETS
Construction Materials       $2,101.3    $  894.6    $  751.2    $  719.6    $  690.0    $  678.8    $  670.1    $  688.9
Chemicals                       547.7       452.7       459.0       441.1       395.5       389.5       288.7       285.2
                             --------    --------    --------    --------    --------    --------    --------    --------
   Identifiable assets        2,649.0     1,347.3     1,210.2     1,160.7     1,085.5     1,068.3       958.8       974.1
Investment in
 nonconsolidated affiliates      65.3        70.3        61.0        56.0        50.8        53.9        51.1        43.4
General corporate assets         72.4        60.4        49.4        53.1        57.6        51.2        54.7        50.8
Cash items                       52.8       180.6       128.6        50.8        21.9         7.7        14.0        15.6
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $2,839.5    $1,658.6    $1,449.2    $1,320.6    $1,215.8    $1,181.1    $1,078.6    $1,083.9
                             ========    ========    ========    ========    ========    ========    ========    ========
AVERAGE CAPITAL
 EMPLOYED
Construction Materials       $1,981.1    $  827.8    $  737.5    $  710.6    $  681.5    $  688.1    $  707.4    $  708.4
Chemicals                       428.4       389.0       373.1       356.0       353.9       294.0       248.5       226.4
Cash items                       66.5       122.0        62.5        27.5         6.8        11.0         7.0        22.4
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $2,476.0    $1,338.8    $1,173.1    $1,094.1    $1,042.2    $  993.1    $  962.9    $  957.2
                             ========    ========    ========    ========    ========    ========    ========    ========
DEPRECIATION, DEPLETION
 AND AMORTIZATION
Construction Materials       $  160.7    $   90.8    $   84.5    $   80.0    $   75.3    $   77.0    $   78.4    $   80.2
Chemicals                        46.4        47.0        44.7        41.3        41.7        35.7        29.0        31.5
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  207.1    $  137.8    $  129.2    $  121.3    $  117.0    $  112.7    $  107.4    $  111.7
                             ========    ========    ========    ========    ========    ========    ========    ========
PROPERTY ADDITIONS*
Construction Materials
 Replacement                 $   73.6    $   83.4    $   65.8    $   63.0    $   53.2    $   42.3    $   39.4    $   17.9
 Environmental control            4.7         4.3         2.5         2.5         3.5         2.2         1.7         1.6
 Profit-adding                  831.3        88.3        57.2        58.6        37.7        24.8        18.2        37.0
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  909.6    $  176.0    $  125.5    $  124.1    $   94.4    $   69.3    $   59.3    $   56.5
                             ========    ========    ========    ========    ========    ========    ========    ========
Chemicals
 Replacement                 $   15.8    $   20.2    $   26.2    $   21.5    $   15.8    $   10.7    $    9.3    $   11.3
 Environmental control            0.8         0.7         2.4         7.4         4.9         1.7         5.4        10.1
 Profit-adding                  101.5        33.4        27.9        34.2        10.5        78.1        26.6        20.6
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  118.1    $   54.3    $   56.5    $   63.1    $   31.2    $   90.5    $   41.3       $42.0
                             ========    ========    ========    ========    ========    ========    ========    ========
Total Company
 Replacement                 $   89.4    $  103.6    $   92.0    $   84.5    $   69.0    $   53.0    $   48.7    $   29.2
 Environmental control            5.5         5.0         4.9         9.9         8.4         3.9         7.1        11.7
 Profit-adding                  932.8       121.7        85.1        92.8        48.2       102.9        44.8        57.6
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $1,027.7    $  230.3    $  182.0    $  187.2    $  125.6    $  159.8    $  100.6    $   98.5
                             ========    ========    ========    ========    ========    ========    ========    ========
INCREASE (DECREASE)
 IN WORKING CAPITAL**
Construction Materials       $  102.7    $   19.5    $   (8.7)   $   (3.2)   $   (9.9)   $    3.9    $    2.6    $   14.1
Chemicals                         7.8        12.2        11.9       (13.5)       18.1        11.8        (8.3)       (3.2)
                             --------    --------    --------    --------    --------    --------    --------    --------
   Total                     $  110.5    $   31.7    $    3.2    $  (16.7)   $    8.2    $   15.7    $   (5.7)   $   10.9
                             ========    ========    ========    ========    ========    ========    ========    ========

                                1991      1990        1989
                             --------    --------    --------
NET SALES
Construction Materials       $  648.1    $  696.1    $  645.7
Chemicals                       359.4       409.2       430.5
                             --------    --------    --------
   Total                     $1,007.5    $1,105.3    $1,076.2
                             ========    ========    ========
EARNINGS (LOSS)
 BEFORE INTEREST
 AND INCOME TAXES
Construction Materials       $   40.7    $  112.0    $  115.3
Chemicals                        42.5        71.3        81.5
                             --------    --------    --------
   Total                     $   83.2    $  183.3    $  196.8
                             ========    ========    ========
NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Construction Materials       $  141.8    $  130.2    $  159.4
Chemicals                        50.0        76.4        93.6
Net interest, other, net         (9.5)       (8.1)       (4.6)
                             --------    --------    --------
   Total                     $  182.3    $  198.5    $  248.4
                             ========    ========    ========
IDENTIFIABLE ASSETS
Construction Materials       $  710.1    $  764.4    $  592.4
Chemicals                       267.6       270.3       270.6
                             --------    --------    --------
   Identifiable assets          977.7     1,034.7       863.0
Investment in
 nonconsolidated affiliates      39.1        32.6        21.6
General corporate assets         37.4        32.1        33.7
Cash items                       18.9        18.6        84.2
                             --------    --------    --------
   Total                     $1,073.1    $1,118.0    $1,002.5
                             ========    ========    ========
AVERAGE CAPITAL
 EMPLOYED
Construction Materials       $  748.4    $  656.8    $  550.6
Chemicals                       226.1       228.9       227.8
Cash items                        3.1        29.2        73.7
                             --------    --------    --------
   Total                     $  977.6    $  914.9    $  852.1
                             ========    ========    ========
DEPRECIATION, DEPLETION
 AND AMORTIZATION
Construction Materials       $   84.9    $   83.2    $   73.0
Chemicals                        31.4        29.7        28.7
                             --------    --------    --------
   Total                     $  116.3    $  112.9    $  101.7
                             ========    ========    ========
PROPERTY ADDITIONS*
Construction Materials
 Replacement                 $   26.9    $   63.9    $   62.8
 Environmental control            1.7         2.5         1.7
 Profit-adding                   32.2       120.9        63.2
                             --------    --------    --------
   Total                     $   60.8    $  187.3    $  127.7
                             ========    ========    ========
Chemicals
 Replacement                 $    9.2    $   13.0    $    7.3
 Environmental control            1.6         3.6         3.4
 Profit-adding                   14.1        18.6         8.3
                             --------    --------    --------
   Total                     $   24.9    $   35.2    $   19.0
                             ========    ========    ========
Total Company
 Replacement                 $   36.1    $   76.9    $   70.1
 Environmental control            3.3         6.1         5.1
 Profit-adding                   46.3       139.5        71.5
                             --------    --------    --------
   Total                     $   85.7    $  222.5    $  146.7
                             ========    ========    ========
INCREASE (DECREASE)
 IN WORKING CAPITAL**
Construction Materials       $  (10.8)   $   37.0    $  (20.2)
Chemicals                        (0.5)       (0.7)       (8.2)
                             --------    --------    --------
   Total                     $  (11.3)   $   36.3    $  (28.4)
                             ========    ========    ========


* Refer to page 64 for a discussion of the three categories used by the Company to classify property additions.

**   Exclusive of debt and cash items.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

SEGMENT INFORMATION--CONSTRUCTION MATERIALS

                                  1999      1998      1997    1996    1995    1994    1993    1992    1991     1990    1989
                               --------------------------------------------------------------------------------------------
                  In millions
SALES UNITS
Aggregates:
  Customer sales-tons             195.4     165.4     155.2   146.7   136.4   133.4   124.7   117.3   109.7   117.9   110.8
  JV and internal sales-tons*      24.6      14.2      12.2    11.3    11.9    11.7    10.5     9.0     5.6     4.2     3.2
                               --------------------------------------------------------------------------------------------
    Total aggregates-tons         220.0     179.6     167.4   158.0   148.3   145.1   135.2   126.3   115.3   122.1   114.0
Other construction materials:
  Asphalt mix-tons                 13.1       2.7       2.5     2.5     2.5     2.3     2.5     1.9     1.6     2.0     1.8
  Ready-mixed concrete-
   cubic yards                      3.6       0.4       0.4     0.3     0.4     0.3     0.3     0.3     0.3     0.3     0.3

SALES AMOUNTS
Aggregates                     $1,193.0  $  978.6  $  880.9  $806.7  $723.1  $676.5  $601.4  $550.5  $523.9  $574.8  $542.4
Other products and services:
  Asphaltic products and
   placement                      289.9      76.9      72.9    63.7    69.2    65.0    64.3    47.7    45.5    51.1    41.8
  Ready-mixed concrete            206.6      19.7      17.5    16.3    16.4    14.5    12.3    12.4    12.1    10.7    11.9
  Other                           121.1      83.4      79.7    75.2    76.0    86.9    78.7    75.8    66.6    59.5    49.6
                               --------------------------------------------------------------------------------------------
    Total                      $1,810.6  $1,158.6  $1,051.0  $961.9  $884.7  $842.9  $756.7  $686.4  $648.1  $696.1  $645.7
                               ============================================================================================


* Represents tons shipped by nonconsolidated businesses as well as tons sold to the Company's nonaggregates operations.

                                              TEN-YEAR GROWTH               FIVE-YEAR GROWTH
                                                  1989-1999                    1994-1999
                                           Units           Amount        Units           Amount
                                           ----------------------------------------------------

AVERAGE ANNUAL COMPOUND GROWTH RATES
 Aggregates                                   5.4%            8.1%         7.6%            11.6%
 Asphalt mix                                 12.5%           12.9%        36.4%            25.4%
 Ready-mixed concrete                        13.1%           18.5%        40.2%            48.7%



SALES BY END USE

                                          1999    1998    1997     1996   1995     1994    1993   1992    1991    1990
                                          ----------------------------------------------------------------------------
SALES OF AGGREGATES (ESTIMATED)
 Public construction:
   Highways, streets and airports           34%     34%     35%     37%     39%     40%     40%     40%     39%     37%
   Other public works                       11       8       9       9      10       9      10      13      12      11
   Government buildings                      9      10      11      11      11      10      12      10       9       8
                                          ----------------------------------------------------------------------------
    Public total                            54      52      55      57      60      59      62      63      60      56
                                          ----------------------------------------------------------------------------
 Private construction:
   Residential buildings                    19      20      18      18      16      17      16      16      16      18
   Private nonresidential buildings         22      23      22      20      19      18      17      15      17      20
   Railroad ballast                          2       2       2       2       2       3       2       3       3       3
 Private nonconstruction:
   Agricultural, chemical and industrial     3       3       3       3       3       3       3       3       4       3
                                          ----------------------------------------------------------------------------
    Private total                           46      48      45      43      40      41      38      37      40      44
                                          ----------------------------------------------------------------------------
                                           100%    100%    100%    100%    100%    100%    100%    100%    100%    100%
                                          ============================================================================

                              VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                                                 SEGMENT INFORMATION--CHEMICALS

                                  1999     1998      1997    1996     1995    1994    1993    1992    1991    1990    1989
                               --------------------------------------------------------------------------------------------
                 In millions
SALES AMOUNTS
 Chloralkali-Inorganic         $  149.0  $  205.4  $  181.7  $208.1  $221.8  $154.7  $158.4  $214.5  $215.6  $221.3  $205.9
 Chloralkali-Organic              209.7     220.9     256.6   234.2   223.3   193.3   207.2   170.9   143.8   187.9   224.6
 Performance Chemicals            186.5     191.5     189.3   164.7   131.2    62.5    11.2     6.2     0.0     0.0     0.0
                               --------------------------------------------------------------------------------------------
   Total                       $  545.2  $  617.8  $  627.6  $607.0  $576.3  $410.5  $376.8  $391.6  $359.4  $409.2  $430.5
                               ============================================================================================


                                          TEN-YEAR GROWTH        FIVE-YEAR GROWTH
                                             1989-1999              1994-1999
                                               AMOUNT                 AMOUNT
                                          ---------------        ----------------
AVERAGE ANNUAL COMPOUND GROWTH RATES
 Chloralkali-Inorganic                        -1.9%                  -1.6%
 Chloralkali-Organic                           2.5%                   1.3%
 Performance Chemicals                          NA                   21.3%


SALES BY END USE

                                            1999   1998    1997    1996    1995   1994    1993     1992     1991    1990
                                            ----------------------------------------------------------------------------
SALES OF CHEMICALS (ESTIMATED)
 Process and intermediate chemicals          60%     58%     56%     58%     58%     58%     56%     54%     56%     53%
 Industrial durables and nondurables         22      21      23      21      22      24      26      29      23      27
 Consumer nondurables                        18      21      21      21      20      18      18      17      21      20
                                            ---------------------------------------------------------------------------
                                            100%    100%    100%    100%    100%    100%    100%    100%    100%    100%
                                            ===========================================================================

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EARNINGS AND SUPPLEMENTARY DATA

                              1999        1998        1997        1996       1995         1994
                            --------------------------------------------------------------------
     Amounts in millions,
   except per share data

Net sales                   $2,355.8    $1,776.4    $1,678.6    $1,568.9    $1,461.0    $1,253.4
Cost of goods sold           1,769.3     1,226.8     1,199.5     1,115.4     1,044.7       985.2
                            --------------------------------------------------------------------
Gross profit on sales          586.5       549.6       479.1       453.5       416.3       268.2
Selling, administrative
  and general expenses         205.6       199.0       190.4       175.1       159.8       125.0
Other operating costs           22.7         7.4         5.1         3.9         6.3         5.5
Other income
  (charges), net                37.6        31.7        20.7        16.5        18.2        16.8
                            --------------------------------------------------------------------
Earnings before interest
  and income taxes             395.8       374.9       304.3       291.0       268.4       154.5
Interest income                  4.3         6.7         3.2         3.2         1.1         1.2
Interest expense                48.5         6.8         6.9         8.6        11.1         9.8
                            --------------------------------------------------------------------
Earnings before
  income taxes                 351.6       374.8       300.5       285.6       258.4       145.9
Provision for income taxes     111.9       118.9        91.4        97.0        92.2        47.9
                            --------------------------------------------------------------------
Net earnings before
  cumulative effect of
  accounting changes           239.7       255.9       209.1       188.6       166.2        98.0
Cumulative effect of
  accounting changes             0.0         0.0         0.0         0.0         0.0         0.0
                            --------------------------------------------------------------------
Net earnings                $  239.7    $  255.9    $  209.1    $  188.6    $  166.2    $   98.0
                            ====================================================================
Diluted earnings per share:
  Net earnings before
   cumulative effect of
   accounting changes       $   2.35    $   2.50    $   2.03    $   1.79    $   1.54    $   0.89
  Cumulative effect of
   accounting changes           0.00        0.00        0.00        0.00        0.00        0.00
                            --------------------------------------------------------------------
  Net earnings              $   2.35    $   2.50    $   2.03    $   1.79    $   1.54    $   0.89
                            ====================================================================

Operating income
  after taxes               $  270.8    $  260.1    $  213.4    $  194.4    $  173.4    $  104.5
   As a percent of average
    capital employed            10.9%       19.4%       18.2%       17.8%       16.6%       10.5%
Gross profit on sales as
  a percent of net sales        24.9%       30.9%       28.5%       28.9%       28.5%       21.4%
Net earnings:
   As a percent of net sales    10.2%       14.4%       12.5%       12.0%       11.4%        7.8%
   As a percent of average
    shareholders' equity        19.4%       24.0%       22.7%       22.4%       21.9%       13.6%
Effective tax rate              31.8%       31.7%       30.4%       34.0%       35.7%       32.8%
SUPPLEMENTARY
 COST DATA
Energy                      $  174.2    $  133.5    $  137.7    $  135.4    $  122.4    $  122.0
Repairs and maintenance        236.7       159.2       161.1       151.8       141.1       128.6
Taxes other than income:
   Payroll                      34.2        25.3        24.6        22.1        21.4        20.1
   Property, franchise, etc.    35.9        20.6        17.6        20.3        19.6        19.8
Rentals                         62.4        40.6        34.8        34.0        28.6        31.1
Royalties                       44.5        21.9        21.4        20.3        17.8        17.3
Research and development        10.0         9.6        10.8         9.0        10.3         8.3
Advertising                      1.2         1.0         0.9         0.9         0.6         0.5


                               1993       1992        1991         1990         1989
                            ----------------------------------------------------------
Net sales                   $1,133.5    $1,078.0    $1,007.5     $1,105.3     $1,076.2
Cost of goods sold             886.8       828.9       795.4        813.9        776.2
                            ----------------------------------------------------------
Gross profit on sales          246.7       249.1       212.1        291.4        300.0
Selling, administrative
  and general expenses         111.1       105.7        98.9        101.3         94.1
Other operating costs            5.0         5.3        28.2          6.2          4.9
Other income
  (charges), net                 2.8         0.6        (1.8)        (0.6)        (4.2)
                            ----------------------------------------------------------
Earnings before interest
  and income taxes             133.4       138.7        83.2        183.3        196.8
Interest income                  1.0         1.8         1.5          3.7          6.7
Interest expense                 9.2         9.8        11.3          7.8          6.1
                            ----------------------------------------------------------
Earnings before
  income taxes                 125.2       130.7        73.4        179.2        197.4
Provision for income taxes      37.0        39.7        20.8         58.9         68.0
                            ----------------------------------------------------------
Net earnings before
  cumulative effect of
  accounting changes            88.2        91.0        52.6        120.3        129.4
Cumulative effect of
  accounting changes             0.0         3.0         0.0          0.0          1.5
                            ----------------------------------------------------------
Net earnings                $   88.2    $   94.0    $   52.6     $  120.3     $  130.9
                            ==========================================================
Diluted earnings per share
  Net earnings before
   cumulative effect of
   accounting changes       $   0.80    $   0.80    $   0.46     $   1.03     $   1.07
  Cumulative effect of
   accounting changes           0.00        0.03        0.00         0.00         0.01
                            ----------------------------------------------------------
  Net earnings              $   0.80    $   0.83    $   0.46     $   1.03     $   1.08
                            ==========================================================

Operating income
  after taxes                $  93.3    $   98.7    $   59.5     $  125.1     $  137.2
   As a percent of average
    capital employed             9.7%       10.3%        6.1%        13.7%        16.1%
Gross profit on sales as
  a percent of net sales        21.8%       23.1%       21.1%        26.4%        27.9%
Net earnings:
   As a percent of net sales     7.8%        8.4%        5.2%        10.9%        12.4%
   As a percent of average
    shareholders' equity        12.8%       13.3%        7.7%        18.2%        20.5%
Effective tax rate              29.5%       30.4%       28.4%        32.9%        33.7%
SUPPLEMENTARY
 COST DATA
Energy                      $  124.7    $  119.8    $  115.5     $  118.3     $  107.9
Repairs and maintenance        120.0       115.7       111.4        109.4        108.1
Taxes other than income:
   Payroll                      19.5        18.0        17.1         16.9         15.8
   Property, franchise, etc.    18.0        17.9        17.3         15.8         14.1
Rentals                         22.1        21.6        14.4         17.0         11.9
Royalties                       15.8        14.3        13.8         16.0         15.2
Research and development         6.1         5.4         5.4          6.1          5.1
Advertising                      0.5         0.5         0.5          0.7          0.6

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS AND OTHER FINANCIAL DATA

                                1999        1998          1997        1996        1995
                             -----------------------------------------------------------
    As of December 31
       Dollar amounts
          in millions
ASSETS
Cash and cash equivalents    $   52.8     $  180.6     $  128.6     $   50.8    $   21.9
Accounts and
 notes receivable               329.7        221.3        199.8        185.5       181.1
Inventories                     178.7        143.7        132.4        128.6       126.8
Deferred income taxes            52.9         24.9         21.4         23.5        26.5
Prepaid expenses                 10.6          5.9          4.9          5.6         5.8
                             -----------------------------------------------------------
    Total current assets        624.7        576.4        487.1        394.0       362.1
Investments and long-term
 receivables                     77.1         71.0         63.5         61.3        56.3
Property, plant and
 equipment, net               1,639.7        895.8        808.4        764.5       698.0
Goodwill                        454.8         94.0         59.3         69.5        53.7
Deferred charges and
 other assets                    43.2         21.4         30.9         31.3        45.7
                             -----------------------------------------------------------
    Total                    $2,839.5     $1,658.6     $1,449.2     $1,320.6    $1,215.8
                             ===========================================================
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities*         $  386.6     $  211.5     $  207.7     $  194.6    $  177.4
Long-term obligations*          698.9         76.5         81.9         85.5        90.3
Other noncurrent
 liabilities                    430.3        216.9        168.1        156.8       151.5
Shareholders' equity          1,323.7      1,153.7        991.5        883.7       796.6
                             -----------------------------------------------------------
    Total                    $2,839.5     $1,658.6     $1,449.2     $1,320.6    $1,215.8
                             ===========================================================
OTHER FINANCIAL DATA
Average capital employed:
 Short-term debt*            $  295.0     $    8.0     $    8.6    $    14.1    $   45.6
 Long-term obligations*         608.1         78.5         82.6         86.9        93.3
 Other noncurrent
   liabilities                  339.8        186.7        162.0        152.9       144.7
 Shareholders' equity         1,233.1      1,065.6        919.9        840.2       758.6
                             -----------------------------------------------------------
    Total                    $2,476.0     $1,338.8     $1,173.1     $1,094.1    $1,042.2
                             ===========================================================
Working capital exclusive
 of debt and cash items      $  303.5     $  193.0     $  161.3     $  158.1    $  174.8
Current ratio                     1.6          2.7          2.3          2.0         2.0
Average obligations*
 as a percent of average
 capital employed                36.5%         6.5%         7.8%         9.2%       13.3%
Long -- term obligations*
 as a percent of long-term
 capital (year-end)              28.5%         5.3%         6.6%         7.6%        8.7%
Ratio of earnings to fixed
 charges-consolidated             5.7         18.9         17.8         16.0        13.3
Average number
 of employees                   9,243        6,971        7,180        6,926       6,918


                               1994        1993        1992        1991        1990        1989
                             --------------------------------------------------------------------
ASSETS
Cash and cash equivalents    $    7.7    $   14.0    $   15.7    $   19.0    $   18.6    $   84.3
Accounts and
 notes receivable               182.1       150.4       151.4       138.1       152.9       136.9
Inventories                     112.5       105.0       107.9       112.6       113.0        96.9
Deferred income taxes            29.1        26.9        24.6        11.9         7.0        11.6
Prepaid expenses                  5.4         6.3         5.2         3.5         3.8         3.6
                             --------------------------------------------------------------------
    Total current assets        336.8       302.6       304.8       285.1       295.3       333.3
Investments and long-term
 receivables                     58.1        56.5        50.0        40.7        33.8        22.9
Property, plant and
 equipment, net                 701.8       657.8       663.7       675.4       720.7       602.5
Goodwill                         46.7        20.0        21.6        24.5        26.1         7.3
Deferred charges and
 other assets                    37.7        41.7        43.8        47.4        42.1        36.5
                             --------------------------------------------------------------------
    Total                    $1,181.1    $1,078.6    $1,083.9    $1,073.1    $1,118.0    $1,002.5
                             ====================================================================
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities*            211.3    $  140.8    $  135.0    $  135.4    $  233.8    $  140.9
Long-term obligations*           97.4       102.0       107.3       111.1        44.7        55.2
Other noncurrent
 liabilities                    140.8       132.8       141.5       143.7       159.3       142.9
Shareholders' equity            731.6       703.0       700.1       682.9       680.2       663.5
                             --------------------------------------------------------------------
    Total                    $1,181.1    $1,078.6    $1,083.9    $1,073.1    $1,118.0    $1,002.5
                             ====================================================================
OTHER FINANCIAL DATA
Average capital employed:
 Short-term debt*                39.4    $   25.2    $   24.1   $   72.7         62.1    $    8.3
 Long-term obligations*          99.1       105.6       108.2       66.5         47.2        57.4
 Other noncurrent
   liabilities                  135.0       140.4       138.4      155.7        144.1       135.0
 Shareholders' equity           719.6       691.7       686.5      682.7        661.5       651.4
                             --------------------------------------------------------------------
    Total                    $  993.1    $  962.9    $  957.2   $  977.6        914.9    $  852.1
                             ====================================================================
Working capital exclusive
 of debt and cash items      $  166.6    $  150.9    $  156.6   $  145.7     $  157.0    $  120.8
Current ratio                     1.6         2.1         2.3        2.1          1.3         2.4
Average obligations*
 as a percent of average
 capital employed                13.9%       13.6%       13.8%      14.2%        12.0%        7.7%
Long-term obligations*
 as a percent of long-term
 capital (year-end)              10.0%       10.9%       11.3%      11.8%         5.1%        6.4%
Ratio of earnings to fixed
 charges--consolidated             7.9         8.1         8.4        5.6         12.8        19.5
Average number
 of employees                   6,753       6,320       6,273      6,404        6,628       6,276

* Includes capitalized lease obligations.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS



           Amounts in millions       1999     1998     1997     1996    1995      1994    1993     1992    1991    1990     1989
                                  ------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings before cumulative
  effect of accounting changes    $ 239.7   $ 255.9  $ 209.1  $ 188.6  $ 166.2   $ 98.0  $ 88.2   $ 91.0  $ 52.6  $ 120.3  $ 133.4
Adjustments to reconcile net
  earnings to net cash provided
  by operating activities:
   Depreciation, depletion
    and amortization                207.1     137.8    129.2    121.3    117.0    112.7   107.4    111.7   116.3    112.9    101.7
   Provision for impairment
    and liquidation of assets          --        --       --       --       --       --      --       --    21.1       --       --
   (Increase) decrease in
    assets before effects of
    business acquisitions           (34.5)    (36.3)    (8.4)     8.6     (6.1)   (21.3)    0.8    (18.6)   13.5     (5.5)    15.6
   Increase (decrease) in
    liabilities before effects
    of business acquisitions         (6.6)     12.0      9.3     19.3      9.0     24.4    (2.9)    10.3   (14.6)   (13.8)    16.1
   Cumulative effect of
    accounting changes                 --        --       --       --       --       --      --      3.0      --       --      1.5
   Other, net                        (2.7)    (13.7)     0.9      2.0    (20.3)    (6.5)   (1.4)     3.0    (6.6)   (15.4)   (19.9)
                                  ------------------------------------------------------------------------------------------------
      Net cash provided by
       operating activities         403.0     355.7    340.1    339.8    265.8    207.3   192.1    200.4   182.3    198.5    248.4
                                  ------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property,
  plant and equipment              (314.7)   (203.3)  (161.2)  (151.8)  (109.2)  (100.1)  (96.0)   (75.2)  (63.6)  (119.9)  (102.9)
Payment for business acquisitions  (780.4)    (24.9)   (12.1)   (64.8)   (27.2)   (87.6)   (4.5)   (33.2)  (24.7)  (117.9)   (34.3)
Proceeds from sale of property,
  plant and equipment               103.1      27.1     16.4     12.0     31.9     15.4     6.0      8.9     2.6      4.3      4.2
Investment in nonconsolidated
  companies                            --        --       --     (1.2)    (1.9)    (2.1)   (9.6)   (11.6)  (13.0)   (18.8)    (9.0)
Withdrawal of earnings from
  nonconsolidated companies          16.1       0.3      0.2       --       --       --     0.3      0.4      --       2.7     0.3
Cash provided by
  short-term investments               --        --       --       --       --       --      --       --      --       --     21.3
                                  ------------------------------------------------------------------------------------------------
      Net cash used for
       investing activities        (975.9)   (200.8)  (156.7)  (205.8)  (106.4)  (174.4) (103.8)  (110.7)  (98.7)  (249.6)  (120.4)
                                  ------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from issuance of
  long-term debt                    496.9        --       --       --       --       --      --       --    81.0       --       --
Net borrowings (payments)--
  commercial paper and
  bank lines of credit               91.3      (1.3)     0.4     (0.3)   (39.3)    42.8      --     (9.8)  (97.4)   107.1       --
Payment of short-term debt          (96.3)     (5.2)    (5.0)    (6.8)    (4.7)    (1.9)   (1.2)    (3.8)   (4.6)   (11.7)    (4.1)
Payment of long-term debt            (1.2)     (0.2)      --     (0.1)      --     (4.4)   (3.4)    (2.6)  (12.3)    (6.0)    (6.0)
Purchases of common stock           (12.5)    (65.0)   (43.1)   (45.2)   (50.1)   (28.6)  (40.0)   (32.4)   (5.2)   (59.2)   (58.4)
Dividends paid                      (78.7)    (70.0)   (63.6)   (58.4)   (51.8)   (48.1)  (46.3)   (45.1)  (45.7)   (46.4)   (45.1)
Contribution from minority
  interest of consolidated
  subsidiaries                       36.0      31.9       --       --       --       --      --       --      --       --       --
Other, net                            9.6       6.9      5.7      5.7      0.7      1.0     0.9      0.7     1.0      1.6      1.8
                                  ------------------------------------------------------------------------------------------------
      Net cash provided
       by (used for)
       financing activities         445.1    (102.9)  (105.6)  (105.1)  (145.2)   (39.2)  (90.0)   (93.0)  (83.2)   (14.6)  (111.8)
                                  ------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents             (127.8)     52.0     77.8     28.9     14.2     (6.3)   (1.7)    (3.3)    0.4    (65.7)    16.2
Cash and cash equivalents
  at beginning of year              180.6     128.6     50.8     21.9      7.7     14.0    15.7     19.0    18.6     84.3     68.1
                                  ------------------------------------------------------------------------------------------------
Cash and cash equivalents
  at end of year                  $  52.8   $ 180.6  $ 128.6   $ 50.8  $  21.9   $  7.7  $ 14.0   $ 15.7  $ 19.0  $  18.6  $  84.3
                                  ================================================================================================

                VULCAN MATERIAL COMPANY AND SUBSIDIARY COMPANIES

                                           AVERAGE ANNUAL COMPOUND GROWTH RATES*


                                                                                TEN-YEAR GROWTH    FIVE-YEAR GROWTH
                                                                                   1989-1999           1994-1999
                                                                                -----------------------------------
OPERATING DATA
Net sales:
  Construction Materials .............................................                9.0%               14.4%
  Chemicals ..........................................................                5.4%                4.9%
                                                                                -----------------------------
    Total ............................................................                7.9%               11.5%
                                                                                -----------------------------
Earnings before interest and income taxes:
  Construction Materials .............................................               16.8%               18.3%
  Chemicals ..........................................................                 NA                  NA
                                                                                -----------------------------
    Segment earnings .................................................               12.0%               17.9%
Net earnings .........................................................               11.7%               18.3%

SHARE DATA
  Per common share:
  Basic net earnings .................................................               13.8%               20.3%
  Diluted net earnings ...............................................               13.6%               20.1%
  Dividends paid .....................................................                7.6%               12.2%
  Book value at year end .............................................                8.7%               14.5%

FINANCIAL POSITION
Working capital at year end ..........................................               10.0%               17.3%
Property, plant and equipment -- gross, at year end ..................                6.9%               10.3%
Property, plant and equipment -- net, at year end ....................                6.3%               15.5%
Average capital employed:
  Construction Materials .............................................                6.8%               18.4%
  Chemicals ..........................................................                7.6%                6.5%
Average shareholders' equity .........................................                6.1%               11.5%

OTHER DATA
Depreciation, depletion and amortization:
  Construction Materials .............................................                3.9%               13.0%
  Chemicals ..........................................................                5.8%                5.2%
                                                                                -----------------------------
     Total ...........................................................                4.6%               10.8%
                                                                                -----------------------------
Net cash provided by operating activities ............................                7.5%               12.8%
Property additions ...................................................               13.2%               37.3%

SELECTED NATIONAL PRICE INDICES
Consumer price index for all urban consumers .........................                2.9%                2.3%
Gross domestic product implicit price deflator .......................                2.2%                1.6%
Producer price index for industrial commodities ......................                1.3%                0.6%

* The compound growth rates shown on this page and elsewhere herein were computed by linear regression analysis of the logarithms of the annual data values.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


NET SALES, NET EARNINGS AND EARNINGS PER SHARE


                         1999       1998     1997      1996      1995      1994      1993      1992       1991     1990     1989
                       ------------------------------------------------------------------------------------------------------------
  AMOUNTS IN MILLIONS,
EXCEPT PER SHARE DATA
NET SALES
First quarter          $  482.2  $  359.0  $  341.4  $  308.5  $  294.4  $  216.9  $  214.1  $  210.6  $  197.0  $  232.0  $  217.5
Second quarter            611.5     465.8     445.1     419.2     382.8     326.7     306.0     284.2     266.4     295.7     293.7
Third quarter             656.4     509.5     477.9     443.6     422.0     360.4     331.4     312.3     289.3     306.6     307.3
Fourth quarter            605.7     442.1     414.2     397.6     361.8     349.4     282.0     270.9     254.8     271.0     257.7
                       ------------------------------------------------------------------------------------------------------------
  Total                $2,355.8  $1,776.4  $1,678.6  $1,568.9  $1,461.0  $1,253.4  $1,133.5  $1,078.0  $1,007.5  $1,105.3  $1,076.2
                       ============================================================================================================
GROSS PROFIT ON SALES
First quarter          $   98.2  $   89.5  $   76.1  $   70.1  $   58.8  $   21.0  $   29.7  $   35.6  $   27.6  $   52.3  $   47.4
Second quarter            158.4     146.9     136.5     129.3     113.2      77.4      74.0      74.5      66.7      88.6      90.5
Third quarter             178.9     175.3     147.0     139.6     133.8      90.4      85.1      80.8      71.3      90.0     103.2
Fourth quarter            151.0     137.9     119.5     114.5     110.5      79.4      57.9      58.2      46.5      60.5      58.9
                       ------------------------------------------------------------------------------------------------------------
  Total                $  586.5  $  549.6  $  479.1  $  453.5  $  416.3  $  268.2  $  246.7  $  249.1  $  212.1  $  291.4  $  300.0
                       ============================================================================================================
NET EARNINGS (LOSS)
First quarter          $   26.4  $   36.5  $   21.9  $   20.1  $   16.0  $   (5.2) $   (0.5) $    7.6  $   (2.2) $   18.7  $   17.2
Second quarter             62.7      70.0      62.8      58.6      47.7      33.7      31.6      30.2      25.9      39.6      43.5
Third quarter              85.8      89.9      73.3      62.1      59.1      37.6      36.6      35.8      30.2      42.2      50.5
Fourth quarter             64.8      59.5      51.1      47.8      43.4      31.9      20.5      20.4      (1.3)     19.8      19.7
                       ------------------------------------------------------------------------------------------------------------
  Total                $  239.7  $  255.9  $  209.1  $  188.6  $  166.2  $   98.0  $   88.2  $   94.0  $   52.6  $  120.3  $  130.9
                       ============================================================================================================
BASIC EARNINGS (LOSS)
  PER SHARE
First quarter          $   0.26  $   0.36  $   0.21  $   0.19  $   0.15  $  (0.05) $   0.00  $   0.07  $  (0.02) $   0.16  $   0.14
Second quarter             0.62      0.69      0.62      0.56      0.45      0.31      0.28      0.27      0.23      0.34      0.36
Third quarter              0.85      0.89      0.72      0.60      0.55      0.34      0.33      0.32      0.27      0.37      0.42
Fourth quarter             0.64      0.59      0.51      0.46      0.41      0.30      0.19      0.17     (0.02)     0.17      0.16
                       ------------------------------------------------------------------------------------------------------------
  Full year            $   2.38  $   2.54  $   2.06  $   1.81  $   1.56  $   0.90  $   0.80  $   0.83  $   0.46  $   1.04  $   1.08
                       ============================================================================================================
DILUTED EARNINGS (LOSS)
  PER SHARE
First quarter          $   0.26  $   0.36  $   0.21  $   0.19  $   0.15  $  (0.05) $   0.00  $   0.07  $  (0.02) $   0.16  $   0.14
Second quarter             0.61      0.68      0.61      0.55      0.44      0.31      0.28      0.27      0.23      0.34      0.36
Third quarter              0.84      0.88      0.71      0.59      0.55      0.34      0.33      0.31      0.26      0.36      0.42
Fourth quarter             0.64      0.58      0.50      0.46      0.40      0.29      0.19      0.18     (0.01)     0.17      0.16
                       ------------------------------------------------------------------------------------------------------------
  Full year            $   2.35  $   2.50  $   2.03  $   1.79  $   1.54  $   0.89  $   0.80  $   0.83  $   0.46  $   1.03  $   1.08
                       ============================================================================================================

                               VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


                                 COMMON STOCK PRICES, DIVIDENDS AND RELATED DATA




                                  1999    1998     1997     1996     1995     1994     1993      1992     1991      1990     1989
                               ---------------------------------------------------------------------------------------------------
COMMON STOCK PRICES (NYSE)
First quarter   High           $ 48.13   $37.83   $22.17   $19.42   $19.21   $17.29   $18.71   $13.42    $12.58    $15.54   $14.67
                Low              40.75    31.50    18.42    17.71    16.04    15.17    15.67    12.00     10.13     13.75    13.50
                Close            41.31    36.50    21.63    18.88    19.17    16.17    17.25    13.08     11.42     15.13    14.25
Second quarter  High             50.75    39.90    26.88    19.79    19.58    16.17    17.33    15.58     13.33     15.58    16.17
                Low              39.63    34.83    20.42    18.46    18.00    14.67    13.42    12.54     11.29     14.42    14.17
                Close            48.25    35.56    26.17    19.79    18.17    15.29    15.42    15.50     12.58     14.54    14.42
Third quarter   High             51.25    40.75    30.15    22.17    20.13    18.00    16.58    15.50     13.08     15.13    16.00
                Low              34.31    33.63    26.13    18.17    17.25    14.96    14.58    13.25     11.33     11.67    14.29
                Close            36.63    33.73    29.00    20.00    17.67    17.96    16.13    13.58     12.96     12.25    15.54
Fourth quarter  High             44.13    44.67    34.65    21.67    19.63    18.83    16.92    16.54     13.25     12.50    15.83
                Low              34.81    31.33    28.15    19.83    17.50    15.50    14.50    13.17     11.21      9.79    14.21
                Close            39.94    43.85    34.04    20.29    19.21    16.88    15.63    16.08     12.00     11.33    14.83
Year            High             51.25    44.67    34.65    22.17    20.13    18.83    18.71    16.54     13.33     15.58    16.17
                Low              34.31    31.33    18.42    17.71    16.04    14.67    13.42    12.00     10.13      9.79    13.50
                Close            39.94    43.85    34.04    20.29    19.21    16.88    15.63    16.08     12.00     11.33    14.83

DIVIDENDS PAID PER SHARE
  OF COMMON STOCK
First quarter                  $ 0.195   $0.173   $0.157   $0.140   $0.122   $0.110   $0.105   $0.100    $0.100    $0.100   $0.093
Second quarter                   0.195    0.173    0.157    0.140    0.122    0.110    0.105    0.100     0.100     0.100    0.093
Third quarter                    0.195    0.173    0.157    0.140    0.122    0.110    0.105    0.100     0.100     0.100    0.093
Fourth quarter                   0.195    0.173    0.157    0.140    0.122    0.110    0.105    0.100     0.100     0.100    0.093
                               ---------------------------------------------------------------------------------------------------
  Total                        $ 0.780   $0.693   $0.627   $0.560   $0.487   $0.440   $0.420   $0.400    $0.400    $0.400   $0.373
                               ===================================================================================================
OTHER DATA
Price earnings ratio (annual)
                High              21.8     17.8     17.0     12.4     13.0     21.2     23.5      19.9      29.0     15.1     15.0
                Low               14.6     12.5      9.1      9.9     10.4     16.5     16.8      14.5      22.0      9.5     12.5
                Close             17.0     17.5     16.7     11.4     12.4     19.0     19.6      19.4      26.1     11.0     13.7


Dividends paid as a percent
  of earnings per share           33.3%    27.8%    30.8%    31.3%    31.5%    49.4%    52.7%     48.2%     87.0%    38.7%    34.6%
Shareholders' equity
  per common share              $ 12.95   $11.29   $ 9.64   $ 8.37   $ 7.39   $ 6.65   $ 6.34   $  6.18   $  5.96   $ 5.84   $ 5.48
Ratio of stock price to
  shareholders' equity per
  common share at year end         3.1      3.8      3.5      2.4      2.5      2.5      2.4       2.6       2.0      1.9      2.6
Common shares outstanding
  at year end (in millions)      100.7    100.6    101.1    102.7    104.9    107.7    109.0     111.7     114.0    114.3    118.5
Average common shares
  outstanding (in millions)      100.9    100.9    101.5    104.3    106.6    109.3    110.3     112.8     114.2    116.0    120.7
Average common shares
  outstanding, assuming
  dilution (in millions)         102.2    102.2    102.8    105.5    107.8    110.0    110.9     113.3     114.6    116.5    121.2

The Company's commons stock is traded on the New York Stock Exchange (ticker symbol VMC). As of January 31, 2000, the number of shareholders of record approximated 3,655.

Dividends paid in 1999 totaled $78,730,000 as compared with $70,015,000 paid in 1998. On February 11, 2000, the Board of Directors authorized a quarterly dividend of 21 cents per common share payable March 10, 2000. The new quarterly dividend represents a 7.7% increase over quarterly dividends paid in 1999.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES


FINANCIAL TERMINOLOGY


CAPITAL EMPLOYED

For our Company: the sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and debt.

CASH ITEMS

The sum of cash, cash equivalents and short-term investments.

COMMON SHAREHOLDERS' EQUITY

The sum of common stock (less the cost of common stock in treasury), capital in excess of par value and retained earnings, as reported in the balance sheet.

LONG-TERM CAPITAL

The sum of long-term debt, other noncurrent liabilities and shareholders' equity.

OPERATING INCOME AFTER TAXES

Net earnings from operations plus the after-tax cost of interest expense.

PROPERTY ADDITIONS

Capitalized replacements of and additions to property, plant and equipment (and such assets of businesses acquired), including capitalized leases, renewals and betterments; each segment's property additions include allocated corporate amounts.

Our Company classifies its property additions into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves or to improve products, etc.

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

SEGMENT EARNINGS

Earnings before interest and income taxes and after allocation of corporate expenses and income, and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based on capital employed and average customer sales.

SHORT-TERM DEBT

The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.


64