Form 10-K, Exhibit 13
period 2000-12-31
VULCAN MATERIALS CO
filed 2001-03-30
CIK 103973

Exhibit (13)

Management's Responsibility for Financial Reporting and Internal Control
Vulcan Materials Company and Subsidiary Companies

The Shareholders of Vulcan Materials Company:

Vulcan's management acknowledges and accepts its responsibility for all the information contained in the financial statements and other sections of this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances, and we believe they reflect fairly our Company's financial position, results of operations and cash flows for the periods shown. The financial statements necessarily reflect our informed judgments and estimates of the expected outcome of numerous current events and transactions.

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

P.J. Clemens, III
Executive Vice President

M.E. Tomkins
Senior Vice President and Chief Financial Officer
January 31, 2001

E.A. Khan
Vice President, Controller and Chief Information Officer

Independent Auditors' Report

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 2000, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
January 31, 2001
(February 28, 2001 as to Note 14)

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000	1999	1998
Amounts and shares in thousands, except per share data
Net sales	$2,491,744	$2,355,778	$1,776,434
Cost of goods sold	1,908,057	1,769,327	1,226,764
Gross profit on sales	583,687	586,451	549,670
Selling, administrative and general expenses	216,978	205,643	198,956
Other operating costs	26,220	22,714	7,447
Minority interest in (earnings) losses of a consolidated subsidiary	7,843	(54)	863
Other income, net	7,315	37,767	30,842
Earnings before interest and income taxes	355,647	395,807	374,972
Interest income	4,678	4,330	6,654
Interest expense	48,087	48,576	6,782
Earnings before income taxes	312,238	351,561	374,844
Provision for income taxes
Current	55,386	90,708	113,096
Deferred	36,959	21,160	5,840
Total provision for income taxes	92,345	111,868	118,936
Net earnings	$219,893	$239,693	$255,908
Basic net earnings per share	$2.18	$2.38	$2.54
Diluted net earnings per share	$2.16	$2.35	$2.50
Dividends per share	$0.84	$0.78	$0.69
Average common shares outstanding	101,037	100,895	100,854
Average common shares outstanding, assuming dilution	102,012	102,190	102,177
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies
As of December 31	2000	1999	1998
Amounts in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$55,276	$52,834	$180,560
Accounts and notes receivable:
Customers, less allowance for doubtful accounts: 2000, $8,982; 1999, $9,722; 1998, $7,391	342,910	314,357	210,690
Other	38,957	15,334	10,571
Inventories	199,044	178,734	143,680
Deferred income taxes	44,657	52,931	24,923
Prepaid expenses	13,660	10,534	5,949
Total current assets	694,504	624,724	576,373
Investments and long-term receivables	72,558	77,064	71,034
Property, plant and equipment, net	1,848,634	1,639,715	895,785
Goodwill	562,044	454,783	94,008
Deferred charges and other assets	50,834	43,207	21,411
Total	$3,228,574	$2,839,493	$1,658,611
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$6,756	$6,175	$5,432
Notes payable	270,331	101,695	2,353
Trade payables and accruals	181,317	136,056	107,382
Accrued income taxes	5,875	15,689	21,470
Accrued salaries and wages	44,877	58,463	45,665
Accrued interest	9,224	10,390	892
Other accrued liabilities	53,851	58,174	28,268
Total current liabilities	572,231	386,642	211,462
Long-term debt	685,361	698,862	76,533
Deferred income taxes	268,797	250,833	98,472
Deferred management incentive and other compensation	34,210	28,702	37,572
Other postretirement benefits	55,048	52,465	41,998
Minority interest in consolidated subsidiary	103,626	67,979	31,914
Other noncurrent liabilities	37,805	30,357	6,960
Total liabilities	1,757,078	1,515,840	504,911
Other commitments and contingent liabilities (Note 9)
Shareholders' equity
Common stock, $1 par value	139,705	139,705	139,705
Capital in excess of par value	28,359	17,854	0
Retained earnings	1,884,269	1,749,212	1,588,145
Total	2,052,333	1,906,771	1,727,850
Less cost of stock in treasury	580,837	583,118	574,150
Total shareholders' equity	1,471,496	1,323,653	1,153,700
Total	$3,228,574	$2,839,493	$1,658,611
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000	1999	1998
Amounts in thousands
Operating Activities
Net earnings	$219,893	$239,693	$255,908
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	232,365	207,108	137,792
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	(31,775)	32,977	(20,415)
Inventories	(8,448)	(11,529)	(8,794)
Deferred income taxes	8,274	(28,007)	(3,538)
Prepaid expenses	(3,021)	(294)	(877)
Investments	(8,721)	(22,164)	(7,860)
Deferred charges	(11,915)	(5,451)	5,230
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	(11,288)	3,717	(792)
Trade payables, accruals, etc.	13,414	(32,240)	(4,083)
Deferred income taxes	17,947	24,015	9,753
Other noncurrent liabilities	10,540	(2,102)	7,126
Other, net	(9,108)	(2,754)	(13,705)
Net cash provided by operating activities	418,157	402,969	355,745
Investing Activities
Purchases of property, plant and equipment	(340,409)	(314,650)	(203,258)
Payment for businesses acquired, net of acquired cash	(265,081)	(780,440)	(24,874)
Proceeds from sale of property, plant and equipment	62,349	103,067	27,055
Withdrawal of earnings from nonconsolidated companies	13,227	16,134	307
Net cash used for investing activities	(529,914)	(975,889)	(200,770)
Financing Activities
Net borrowings (payments) - commercial paper and bank lines of credit	168,635	91,342	(1,301)
Payment of short-term debt	(6,075)	(96,276)	(5,193)
Payment of long-term debt	(8,000)	(1,180)	(225)
Proceeds from issuance of long-term debt	0	496,875	0
Purchases of common stock	0	(12,508)	(65,003)
Dividends paid	(84,765)	(78,730)	(70,015)
Contribution from minority interest of consolidated subsidiary	35,648	36,064	31,914
Other, net	8,756	9,607	6,842
Net cash provided by (used for) financing activities	114,199	445,194	(102,981)
Net increase (decrease) in cash and cash equivalents	2,442	(127,726)	51,994
Cash and cash equivalents at beginning of year	52,834	180,560	128,566
Cash and cash equivalents at end of year	$55,276	$52,834	$180,560
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000		1999		1998
Amounts and shares in thousands, except per share data
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2000, 1999 and 1998
Issued at beginning of year	139,705	$139,705	139,705	$139,705	46,573	$46,573
Retired shares of predecessor companies	0	0	0	0	(5)	(5)
Three-for-one common stock split	0	0	0	0	93,137	93,137
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		17,854		0		14,090
Activity prior to stock split
Distributions under stock-based incentive plans, net of tax benefit		0		0		5,167
Treasury stock issued for acquisition		0		0		26,383
Three-for-one common stock split		0		0		(45,640)
Distributions under stock-based incentive plans, net of tax benefit		9,437		9,081		0
Treasury stock issued for acquisition		1,068		8,773		0
Balance at end of year		28,359		17,854		0
Retained earnings
Balance at beginning of year		1,749,212		1,588,145		1,449,847
Net earnings		219,893		239,693		255,908
Cash dividends on common stock		(84,765)		(78,730)		(70,015)
Three-for-one common stock split		0		0		(47,497)
Other		(71)		104		(98)
Balance at end of year		1,884,269		1,749,212		1,588,145
Common stock held in treasury
Balance at beginning of year	(38,970)	(583,118)	(39,109)	(574,150)	(12,885)	(519,013)
Activity prior to stock split
Purchase of common shares	0	0	0	0	(611)	(65,003)
Treasury stock issued for acquisition	0	0	0	0	384	8,187
Distributions under stock-based incentive plans	0	0	0	0	75	1,679
Three-for-one common stock split	0	0	0	0	(26,072)	0
Purchase of common shares	0	0	(336)	(12,508)	0	0
Treasury stock issued for acquisition	32	232	242	1,806	0	0
Distributions under stock-based incentive plans	277	2,049	233	1,734	0	0
Balance at end of year	(38,661)	(580,837)	(38,970)	(583,118)	(39,109)	(574,150)
Total		$1,471,496		$1,323,653		$1,153,700
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Vulcan Materials Company and Subsidiary Companies

Vulcan is the nation's foremost producer of construction aggregates, a major producer of other construction materials and a leading chemicals manufacturer, supplying chloralkali and other industrial chemicals. We operate through two business segments: Construction Materials and Chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. This discussion and analysis should be read in connection with the historical financial information included in the consolidated financial statements and their notes.

Results of Operations
Vulcan's 2000 sales of $2.492 billion were at a record level, up 6% from the 1999 total of $2.356 billion. Net earnings and diluted earnings per share were $219.9 million and $2.16, respectively. The comparable 1999 net earnings and diluted earnings per share were $239.7 million and $2.35, respectively. The decline in earnings is primarily attributable to the increase in costs for energy and hydrocarbon-based raw materials and provisions referable to the reorganization of our Performance Chemicals business unit. Earnings before interest and income taxes totaled $355.6 million, down 10% from last year's amount of $395.8 million.

Construction Materials
2000 vs. 1999 For the eighth consecutive year, Construction Materials' sales were at record levels. Net sales for 2000 totaled $1.886 billion, up 4% from the 1999 result of $1.811 billion. Record aggregates shipments of 222 million tons increased 1% over the record 1999 level, while the average unit selling price of aggregates rose 4%. These results include the impact of recent acquisitions and greenfields, most notably the October 2000 Tarmac acquisition. Excluding these acquisitions and greenfields, the 2000 results reflect a 1% decline in shipments. Weaker private construction activity in some markets, delays in TEA-21 project implementation and the early onset of winter weather in the fourth quarter were the primary causes of the decline in volume.

Segment earnings, which are before interest and income taxes, were at a record level of $375.7 million, up 2% from 1999's record level of $370.0 million. The favorable effect of higher aggregates pricing was partially offset by higher costs, primarily in fuel and liquid asphalt. This information is summarized below (in millions of dollars):

Construction Materials 2000 vs. 1999
1999 earnings	$370
Aggregates pricing	43
Aggregates volume	2
Higher fuel and asphalt costs	(27)
All other	(12)
2000 earnings	$376

1999 vs. 1998 Net sales for 1999 totaled $1.811 billion, up 56% from the 1998 results of $1.159 billion. Record aggregates shipments of 220 million tons increased 22% over the record 1998 level. These results included the impact of the January 1999 acquisition of CalMat. Excluding the 1999 acquisitions, the 1999 results reflected a 2% increase in shipments and a 3% rise in the average unit selling price of aggregates. Of the total increase in sales of $652.0 million, $572.7 million resulted from the CalMat acquisition, $50.8 million related to other volume increases and $28.5 million was due to higher prices. Segment earnings of $370.0 million, which are before interest and income taxes, also were at a record level and were up 20% from 1998's record level of $307.3 million. This increase reflected the favorable effects of higher aggregates pricing and shipments, somewhat offset by higher costs. This information is summarized below (in millions of dollars):

Construction Materials 1999 vs. 1998
1998 earnings	$307
Aggregates pricing	26
Aggregates volume	48
All other	(11)
1999 earnings	$370

Chemicals
2000 vs. 1999 2000 sales of $605.8 million were up 11% from the 1999 level of $545.2 million. This growth in sales resulted primarily from the new Chloralkali joint venture, which began operating in the second half of the year. Chemicals realized improved pricing and higher volumes for Chloralkali products, but this was offset by the increase in costs for natural gas and hydrocarbon-based raw materials. In addition, provisions referable to the reorganization of the Performance Chemicals business unit negatively impacted the segment. At a loss of $20.1 million, segment earnings were down significantly from the 1999 level of $25.8 million. This information is summarized below (in millions of dollars):

Chemicals 2000 vs. 1999
1999 earnings	$26
Higher costs for energy and hydrocarbon-based raw materials	(31)
Performance Chemicals' reorganization	(32)
All other	17
2000 earnings	$(20)

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

Chemicals 1999 vs. 1998
1998 earnings	$68
Chloralkali sales prices/raw materials	(81)
Chloralkali sales volumes	14
Chloralkali manufacturing costs	6
All other	19
1999 earnings	$26

Selling, Administrative and General
Selling, administrative and general expenses of $217.0 million in 2000 increased 6% from the 1999 level of $205.6 million. This increase resulted primarily from provisions referable to Performance Chemicals' reorganization and charitable contributions. In 1999, selling, administrative and general expenses were up 3% from the 1998 level. This increase principally reflected the addition of CalMat, offset by lower charges for incentive plans.

Other Operating Costs
Other operating costs of $26.2 million in 2000 increased $3.5 million from the 1999 level of $22.7 million. This reflects the higher amortization of goodwill referable to acquisitions.

Minority Interest
Minority interest income of $7.8 million in 2000 is referable to the minority partner's share of the Chemicals Chloralkali joint venture's pretax loss. In 1999, minority interest loss of $0.1 million was referable to the minority partner's share of the joint venture's pretax income.

Other Income
Other income, net of other charges, was $7.3 million as compared with the 1999 amount of $37.7 million. The decrease principally reflects a reserve for an arbitration assessment against the Company's subsidiary, Vulcan Chemicals Technologies, Inc., referable to the reorganization of our Performance Chemicals business unit. In 1999, other income, net of other charges, increased $6.9 million from the 1998 level. This reflected increased income from legal settlements and higher earnings from the Company's joint venture to supply limestone from Mexico to the U.S. Gulf Coast market, partly offset by lower gains from the sale of assets.

Income Taxes
The Company's 2000 effective tax rate was 29.6%, down from the 1999 rate of 31.8%. This decrease reflected principally an adjustment to prior year accruals, as well as an increased favorable effect of statutory depletion due to relatively higher Construction Materials earnings. The effective tax rate increased slightly in 1999 from the 1998 rate of 31.7%.

2001 Outlook
With regard to 2001, it is the Company's premise that the U.S. economy will experience a soft landing, with the weaknesses in construction activity most evident in the first half. For the full year, strengthening demand from the highway sector should more than offset a decline in demand from housing. Growth in aggregates volume, including acquisitions completed in 2000, could approximate 8%. Pricing for aggregates is projected to increase 3% to 4%, and we continue to expect additional operational improvements from our existing and newly acquired operations. Based on this outlook, 2001 earnings in the Construction Materials segment are expected to exceed 2000's record results.

In 2001, the Chemicals segment should benefit from higher prices for caustic soda. Prices for natural gas and other hydrocarbon-based raw materials are expected to remain at relatively high levels, but should moderate later in the year. Based on these projections, the Chemicals segment should deliver significantly improved results in 2001.

Overall, the Company expects to report record earnings for 2001.

Liquidity and Capital Resources
Cash Flows For the sixth consecutive year, net cash provided by operating activities reached a record level, amounting to $418.2 million in 2000 compared to 1999's total of $403.0 million. Net cash provided by the Construction Materials segment declined 3% to $374.5 million, while net cash provided by the Chemicals segment increased 62% to $70.1 million.

Cash expenditures for property, plant and equipment, excluding acquisitions, equaled $340.4 million in 2000, up $25.7 million from the 1999 level. Cash spending for acquisitions, including amounts referable to working capital and other items, totaled $265.1 million compared with $780.4 million in 1999.

The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, as well as with the goal of maintaining debt ratios within prudent and generally acceptable limits.

Working Capital Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $353.3 million at December 31, 2000, up $49.8 million from the 1999 level. This increase, which was principally due to the acquisition of Tarmac, compares with an increase of $110.5 million in 1999, which included the CalMat acquisition, and $31.7 million in 1998.

The current ratio decreased to 1.2 at December 31, 2000, due primarily to an increase in commercial paper borrowing used to fund the Tarmac acquisition. The current ratio at year end 1999 was 1.6 compared to 2.7 in 1998. The reduction was due to a lower cash balance and higher debt referable to the 1999 CalMat acquisition.

Property Additions Property additions, including acquisitions, amounted to $469.7 million in 2000, down $558.0 million from the 1999 level of $1,027.7 million. Property additions included $117.5 million related to the Tarmac acquisition, $5.9 million for all other acquisitions, $47.5 million for CalMat postacquisition additions and $69.6 million referable to the Chemicals Chloralkali joint venture, of which approximately one-half was funded by Mitsui & Co. As explained on page 62, Vulcan classifies its property additions into three categories based on the predominant purpose of the project.

Profit-adding projects continued to represent the majority of spending in both segments. For the Construction Materials segment, in addition to Tarmac, these included the acquisition of two recycling facilities and the beginning of production at two greenfield aggregates operations. Property additions in the Chemicals segment included spending for the Chloralkali joint venture. In addition to contributing its existing EDC plant, Vulcan has invested a total of approximately $90.0 million in this project. Commitments for capital expenditures were $51.0 million at December 31, 2000. The Company expects to cover commitments using internally generated cash flow combined with short-term borrowing.

Short-term Borrowings and Investments The Company was a net short-term borrower during 2000. Combined commercial paper and bank borrowing reached a maximum of $350.3 million, and amounted to $270.3 million at year end. The Company was also a net short-term borrower in 1999 when combined commercial paper and bank borrowing reached a peak of $756.5 million, and amounted to $93.5 million at year end. During 1998, the Company maintained a net short-term investing position as marketable securities peaked at $219.8 million and ended the year at $166.8 million.

To finance the October 2000 Tarmac acquisition of $226.9 million plus working capital, the Company incurred short-term debt, primarily commercial paper.

The Company's policy is to maintain committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $305.0 million were maintained at the end of 2000. In addition, the Chloralkali joint venture had outstanding at year end 2000 a stand-alone bank credit facility in the amount of $20.0 million. In connection with its 1999 acquisition of CalMat, the Company entered into a syndicated credit facility in the amount of $550.0 million in January 1999. The Company's commercial paper is rated A-1/P-1 by Standard & Poor's Ratings Services and Moody's Investors Service, Inc., respectively.

Long-term Obligations During 2000, the Company decreased its total long-term obligations by $13.5 million to $685.4 million, compared with a net increase of $622.3 million in 1999. During the three-year period ended December 31, 2000, long-term obligations increased cumulatively by $603.5 million from the $81.9 million outstanding at December 31, 1997.

During the same three-year period, shareholders' equity, net of common stock purchases of $77.5 million and dividends of $233.5 million, increased by $480.0 million to $1.471 billion.

In the future, the ratio of total debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, along with its financial strength and business diversification, can reasonably support a ratio of 30% to 35%. The actual ratio at the end of 2000 was 39.5%. The Company has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. If financing is required for this purpose, it may be accomplished temporarily on a short-term basis or by incurring long-term debt.

In acquiring CalMat in January 1999, the Company liquidated all of its marketable securities and issued commercial paper to purchase CalMat's common stock. In April 1999, the Company issued long-term debt in the amount of $500 million, and used the proceeds to reduce commercial paper outstanding.

On February 7, 2001, the Company issued $240 million of five-year senior unsecured notes due February 1, 2006, with a coupon of 6.40%. The Company plans to use approximately $121.1 million of the net proceeds from the sale of the notes to fund the acquisition of ICA's interest in the Vulcan/ICA joint venture. The Company currently intends to use the remaining net proceeds from the sale of the notes to retire commercial paper indebtedness and for general corporate purposes.

Standard & Poor's and Moody's, respectively, rate the Company's public long-term debt issues at the A+/A1 level.

Common Stock During 2000, the Company did not purchase any shares of its common stock. Previously acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the com-mon stock's valuation and price, the Company's liquidity and debt level and its actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based upon various factors, including those listed above.

The number and cost of shares purchased during each of the last three years is shown below:

	2000	1999	1998
Shares purchased:
Number	0	336,400	1,832,100
Total cost (millions)	$0	$12.5	$65.0
Average cost	$0	$37.18	$35.48
Shares in treasury at year end:
Number	38,661,373	38,970,426	39,108,657
Average cost	$15.02	$14.96	$14.68

The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 as of December 31, 2000.

Market Risk
The Company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, the Company occasionally utilizes derivative financial instruments. To date, the Company has used commodity swap and option contracts to reduce its exposure to fluctuations in prices for natural gas. The fair value of these contracts as of December 31, 2000 and 1999 was not material. As a result of a 10% reduction in the price of natural gas, the Company would experience a potential loss in the fair value of the underlying commodity swap and option contracts for the year ended December 31, 2000 of approximately $1.2 million. The Company is exposed to interest rate risk due to its various long-term debt instruments. Because substantially all of this debt is at fixed rates, a decline in interest rates would result in an increase in the fair market value of the liability. At December 31, 2000, the estimated fair market value of these debt instruments was $682.5 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of the liability by approximately $32.5 million.

New Accounting Standard
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). This statement was adopted effective January 1, 2001, but did not materially impact the Company's financial statements.
In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 101A, which delayed the implementation date of SAB No. 101 for companies with fiscal years beginning between December 16, 1999 and March 15, 2000. Since the issuance of SAB No. 101 and SAB No. 101A, the SEC issued SAB No. 101B, which delayed implementation until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB No. 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the FASB issued guidance on stock compensation issues in the form of FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25. The Interpretation clarifies the application of APB Opinion No. 25 for certain issues. The Interpretation was effective beginning July 1, 2000. The Company has evaluated the impact of SAB No. 101, as amended, and Interpretation No. 44, and has concluded that there is no material impact on the Company's financial statements.

Special Note Regarding Forward-looking Information
Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These include general business conditions, competitive factors, pricing, weather, energy costs, cost of hydrocarbon-based raw materials and other risks and uncertainties detailed in the Company's periodic reports.

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

Goodwill Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company evaluates goodwill for impairment by comparing projected discounted future cash flows to carrying amounts of goodwill using a discount rate based on the cost of capital of that business. If such evaluation indicates impairment, the Company would record a charge to operations in the period such impairment is determined.

Other Costs Income is charged as costs are incurred for start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits and research and development.

Repairs and maintenance are charged to costs and operating expenses. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized.

The Company accrues the estimated cost of reclamation over the life of the reserves based on tons sold in relation to total estimated tons. Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations and do not contribute to future revenue are expensed. Environmental compliance costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs and similar costs. Costs are expensed and accrued as liabilities when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. These amounts are accrued no later than the feasibility study and/or when the Company commits to a formal plan of action.

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

Earnings Per Share (EPS) The Company reports two separate earnings per share numbers, basic and diluted. Both are computed by dividing net earnings by the average common shares outstanding (basic EPS) or average common shares outstanding assuming dilution (diluted EPS) as detailed below (in thousands of shares):

	2000	1999	1998
Average common shares outstanding	101,037	100,895	100,854
Dilutive effect of:
Stock options	849	858	720
Performance shares and other	126	437	603
Average common shares outstanding, assuming dilution	102,012	102,190	102,177

All dilutive common stock equivalents are reflected in the Company's earnings per share calculations; the Company had 962,885 and 869,752 antidilutive common stock equivalents in 2000 and 1999, respectively. There were no similar shares in 1998.

Recent Accounting Pronouncements In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). This statement was adopted effective January 1, 2001, but did not materially impact the Company's financial statements.

In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 101A, which delayed the implementation date of SAB No. 101 for companies with fiscal years beginning between December 16, 1999 and March 15, 2000. Since the issuance of SAB No. 101 and SAB No. 101A, the SEC issued SAB No. 101B, which delayed implementation until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB No. 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the FASB issued guidance on stock compensation issues in the form of FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25. The Interpretation clarifies the application of APB Opinion No. 25 for certain issues. The Interpretation was effective beginning July 1, 2000. The Company has evaluated the impact of SAB No. 101, as amended, and Interpretation No. 44, and has concluded that there is no material impact on the Company's financial statements.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2000 presentation.

2. Inventories
Inventories at December 31 are as follows (in thousands of dollars):
	2000	1999	1998
Finished products	$155,258	$131,032	$99,814
Raw materials	15,578	13,735	10,466
Products in process	1,020	933	1,183
Operating supplies and other	27,188	33,034	32,217
Total inventories	$199,044	$178,734	$143,680

The above amounts include inventories valued under the LIFO method totaling $129,237,000, $123,268,000 and $107,178,000 at December 31, 2000, 1999 and 1998, respectively. Estimated current cost exceeded LIFO cost at December 31, 2000, 1999 and 1998 by $39,836,000, $35,225,000 and $34,671,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been a decrease of $2,880,000 ($0.03 per share effect) in 2000, an increase of $197,000 (no per share effect) in 1999 and a decrease of $1,633,000 ($0.02 per share effect) in 1998.

3. Property, Plant and Equipment
Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2000	1999	1998
Land and land improvements	$634,982	$609,578	$210,601
Buildings	108,520	97,057	83,609
Machinery and equipment	2,644,619	2,246,314	1,874,012
Leaseholds	6,355	7,049	7,039
Construction in progress	101,728	189,899	105,495
Total	3,496,204	3,149,897	2,280,756
Less allowances for depreciation, depletion and amortization	1,647,570	1,510,182	1,384,971
Property, plant and equipment, net	$1,848,634	$1,639,715	$895,785

The Company capitalized interest costs of $6,150,000 in 2000, $4,445,000 in 1999 and $443,000 in 1998 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $54,237,000 in 2000, $53,021,000 in 1999 and $7,225,000 in 1998.

4. Debt
At year end 2000, the Company had $249,130,000 of commercial paper outstanding. The comparable amounts for 1999 and 1998 were $91,600,000 and $0, respectively. The remaining balances of notes payable for all three years consisted of bank borrowings and other notes.

All the lines of credit extended to the Company in 2000, 1999 and 1998 were based solely on a commitment fee basis, and thus no compensating balances were required. In the normal course of business, the Company maintains balances for which it is credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, the Company pays the fee equivalent for the differences.

Long-term debt, exclusive of current maturities, at December 31 is summarized as follows (in thousands of dollars):

	2000	1999	1998
5.75% 5-year notes issued 1999	$250,000	$250,000	$0
6.00% 10-year notes issued 1999	250,000	250,000	0
Private placement notes	123,741	125,541	0
Medium-term notes	38,000	51,000	56,000
Tax-exempt bonds	17,000	17,000	17,000
Other notes	8,935	8,099	3,533
Unamortized discount 1999 notes	(2,315)	(2,778)	0
Total	$685,361	$698,862	$76,533
Estimated fair value	$675,767	$660,589	$87,091

During 1999, the Company accessed the public debt market by issuing $500,000,000 of five-year and 10-year notes in two tranches of $250,000,000 each. The 5.75% coupon notes mature in April 2004 and the 6.00% notes mature in April 2009. The combined discount from par recorded on these notes is being amortized over the lives of the notes.

The private placement notes were issued by CalMat in December 1996 in a series of four notes at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes begin in December 2003 and end December 2011. The Company entered into an agreement with the note-holders effective February 1999 whereby it guaranteed the payment of principal and interest.

During 1991, the Company issued $81,000,000 of medium-term notes ranging in maturity from three to 30 years, and in interest rate from 7.59% to 8.85%. The $38,000,000 in notes outstanding as of December 31, 2000 have a weighted-average maturity of 9.2 years with a weighted-average interest rate of 8.72%. The $17,000,000 of tax-exempt bonds consists of three separate issues: (1) $8,200,000 of variable-rate bonds maturing in 2009; (2) $3,000,000 of 7.50% coupon bonds maturing in 2011; and (3) $5,800,000 of 6.375% coupon bonds maturing in 2012.

Other notes of $8,935,000 were issued at various times to acquire land or businesses. The aggregate principal payments for the five years subsequent to December 31, 2000 are: 2001 - $6,694,000; 2002 - $8,296,000; 2003 - $41,106,000; 2004 - $255,146,000; and 2005 - $3,137,000.

The Company's debt agreements do not subject it to any contractual restrictions with regard to working capital or the amount it may expend for cash dividends and purchases of its stock. Pursuant to a provision in the Company's bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%. The total debt to total capitalization ratio was 39.5% as of December 31, 2000; 37.9% as of December 31, 1999; and 6.8% as of December 31, 1998.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. For cash equivalents, accounts and notes receivable, current portion of long-term debt, accounts payable, accrued interest and other applicable accrued liabilities, the carrying amounts are a reasonable estimate of fair value due primarily to their short-term nature. The fair value estimates presented are based on information available to management as of December 31, 2000, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

5. Operating Leases
Total rental expense of nonmineral leases, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2000	1999	1998
Minimum rentals	$28,511	$26,145	$18,725
Contingent rentals (based principally on usage)	16,223	15,920	15,410
Total	$44,734	$42,065	$34,135

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 2000 range from $9,259,000 to $20,122,000 annually through 2004 and aggregate $43,124,000 thereafter. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase also are included in some lease agreements.

6. Income Taxes
The components of earnings before income taxes are as follows (in thousands of dollars):

	2000	1999	1998
Domestic	$308,271	$343,625	$365,706
Foreign	3,967	7,936	9,138
Total	$312,238	$351,561	$374,844

Provisions for income taxes consist of the following (in thousands of dollars):

	2000	1999	1998
Current:
Federal	$48,585	$79,443	$96,311
State and local	6,592	11,048	16,544
Foreign	209	217	241
Total	55,386	90,708	113,096
Deferred:
Federal	28,841	18,535	4,679
State and local	8,146	2,630	1,181
Foreign	(28)	(5)	(20)
Total	36,959	21,160	5,840
Total provision	$92,345	$111,868	$118,936

The effective income tax rate varied from the federal statutory income tax rate due to the following:
	2000	1999	1998
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(7.1)	(5.9)	(4.5)
State and local income taxes, net of federal income tax benefit	3.0	2.5	3.0
Amortization of goodwill	1.5	1.4	0.2
Miscellaneous items	(2.8)	(1.2)	(2.0)
Effective tax rate	29.6%	31.8%	31.7%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):
	2000	1999	1998
Deferred tax assets related to:
Postretirement benefits	$21,880	$20,876	$16,804
Reclamation and environmental accruals	10,748	11,342	371
Accounts receivable, principally allowance for doubtful accounts	4,845	4,911	2,918
Inventory adjustments	5,745	7,906	6,309
Pensions, incentives and deferred compensation	7,477	18,587	17,477
Other items	16,141	8,808	9,596
Total deferred tax assets	66,836	72,430	53,475
Deferred tax liabilities related to:
Fixed assets	273,623	255,947	117,658
Other items	17,353	14,385	9,366
Total deferred tax liabilities	290,976	270,332	127,024
Net deferred tax liability	$224,140	$197,902	$73,549

7. Pension and Postretirement Benefit Plans
Pension Plans The Company sponsors three noncontributory defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan and one out of four union groups in the Chemicals Hourly Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan and three union groups in the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service.

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):
	2000	1999	1998
Change in benefit obligation:
Benefit obligation at beginning of year	$323,530	$344,758	$306,516
Service cost	14,819	14,961	12,886
Interest cost	24,579	21,135	19,499
Amendments	3,114	0	5,479
Actuarial (gain) loss	2,015	(40,757)	14,667
Benefits paid	(17,242)	(16,567)	(14,289)
Benefit obligation at end of year	$350,815	$323,530	$344,758
Change in plan assets:
Fair value of assets at beginning of year	$502,621	$445,553	$395,245
Actual return on plan assets	66,985	72,865	63,827
Employer contribution	751	770	770
Benefits paid	(17,242)	(16,567)	(14,289)
Fair value of assets at end of year	$553,115	$502,621	$445,553
Funded status	$202,300	$179,091	$100,795
Unrecognized net transition asset	(957)	(2,678)	(5,060)
Unrecognized net actuarial gain	(210,436)	(190,164)	(111,024)
Unrecognized prior service cost	13,694	12,778	14,670
Net amount recognized	$4,601	$(973)	$(619)
Amounts recognized on the Consolidated Balance Sheets:
Prepaid benefit cost	$39,764	$37,238	$35,500
Accrued benefit liability	(35,163)	(38,211)	(36,492)
Intangible assets	0	0	373
Net amount recognized	$4,601	$(973)	$(619)

	2000	1999	1998
Components of net periodic pension (benefit) cost:
Service cost	$14,819	$14,961	$12,886
Interest cost	24,579	21,135	19,499
Expected return on plan assets	(36,973)	(32,505)	(28,643)
Amortization of transition asset	(1,721)	(2,382)	(2,425)
Amortization of prior service cost	2,198	1,892	1,531
Recognized actuarial gain	(7,725)	(1,977)	(1,145)
Net periodic pension (benefit) cost	$(4,823)	$1,124	$1,703
Weighted-average assumptions as of December 31:
Discount rate	7.25%	7.50%	6.75%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)	4.25%	4.25%	4.25%

Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. The Company sponsors an unfunded, nonqualified pension plan. The projected benefit obligation, accumulated benefit obligation and fair value of assets for this plan were $16,516,000, $10,850,000 and $0 as of December 31, 2000; $16,585,000, $11,064,000 and $0 as of December 31, 1999; and $16,944,000, $11,170,000 and $0 as of December 31, 1998.

Certain of the Company's hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $5,930,000 in 2000, $7,038,000 in 1999 and $2,159,000 in 1998. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Thirty percent of the labor force are covered by collective bargaining agreements.

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

The following tables set forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):
	2000	1999	1998
Change in benefit obligation:
Benefit obligation at beginning of year	$54,320	$50,932	$48,713
Service cost	1,991	1,964	2,134
Interest cost	3,766	3,480	3,367
Amendments	(2,271)	7,946	(146)
Actuarial (gain) loss	1,123	(7,334)	(623)
Benefits paid	(2,717)	(2,668)	(2,513)
Benefit obligation at end of year	$56,212	$54,320	$50,932
Change in plan assets:
Fair value of assets at beginning of year	$3,488	$3,484	$3,323
Actual return on plan assets	119	128	167
Employer contribution	0	0	45
Benefits paid	(100)	(124)	(51)
Fair value of assets at end of year	$3,507	$3,488	$3,484
Funded status	$(52,705)	$(50,832)	$(47,448)
Unrecognized net (gain) loss	(134)	(1,482)	5,612
Unrecognized prior service cost	(2,209)	(151)	(162)
Net amount recognized	$(55,048)	$(52,465)	$(41,998)
Amounts recognized on the Consolidated Balance Sheets:
Accrued benefit liability	$(55,048)	$(52,465)	$(41,998)

	2000	1999	1998
Components of net periodic postretirement (benefit) cost:
Service cost	$1,991	$1,964	$2,134
Interest cost	3,766	3,480	3,367
Expected return on plan assets	(244)	(244)	(218)
Amortization of prior service cost	(213)	(11)	21
Recognized actuarial loss	0	0	84
Net periodic postretirement cost	$5,300	$5,189	$5,388

The Company funds the postretirement benefits plan each year through contributions to a trust fund for health care benefits and through payments of premiums to providers of life insurance. All assets of the plan relate to the life insurance and are composed of reserves held by the insurer.

The weighted-average discount rates used as of December 31, 2000, 1999 and 1998 were 7.25%, 7.50% and 6.75%, respectively. For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the health care cost trend rates were increased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2000 would have increased by $5,172,000, and the aggregate of the service and interest cost for 2000 would have increased by $694,000. Similarly, if the health care cost trend rates were decreased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2000 would have decreased by $4,125,000, and the aggregate of the service and interest cost for 2000 would have decreased by $595,000.

8. Incentive Plans
Stock-based Compensation Plans The Company's 1996 Long-term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is 0.95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Stock options issued during 2000, 1999 and 1998 were granted at the fair market value of the stock on the date of the grant. They vest ratably over five years and expire 10 years subsequent to the grant.

Performance share awards were granted through 1995. These awards are based on the achievement of established performance goals, and the majority of the awards vest over five years. Expense provisions referable to these plans amounted to $3,451,000 in 2000, $3,313,000 in 1999 and $10,698,000 in 1998. Expense provisions are affected by changes in the market value of the Company's common stock and performance versus a preselected peer group.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, Accounting for Stock-based Compensation (SFAS 123), and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that statement. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.78%; dividend yields of 1.98%; volatility factors of the expected market price of the Company's common stock of 25.54%; and a weighted-average expected life of the option of five years. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date.

For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying SFAS 123 on a pro forma basis would have decreased net earnings by approximately $1,691,000 in 2000 and $1,253,000 in 1999 and increased net earnings by approximately $3,626,000 in 1998. For 2000, the impact on both basic and diluted earnings per share would have been a $0.02 decrease. The impact on both basic and diluted earnings per share in 1999 would also have been a $0.02 decrease. Similarly, the impact on basic and diluted earnings per share in 1998 would have been a $0.03 and $0.04 increase, respectively.

A summary of the Company's stock option activity, related information as of December 31, 2000, 1999 and 1998, and changes during each year is presented below:
	2000		1999		1998
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding at beginning of year	4,092,846	$28.96	3,248,640	$24.04	2,427,705	$20.09
Granted at fair value	1,238,000	$42.34	963,400	$45.17	1,021,950	$33.13
Exercised	(88,048)	$43.58	(60,109)	$45.46	(95,010)	$19.79
Forfeited	(84,840)	$36.87	(59,085)	$29.47	(106,005)	$25.12
Outstanding at year end	5,157,958	$32.16	4,092,846	$28.96	3,248,640	$24.04
Options exercisable at year end	2,117,758	$24.71	1,405,331	$21.73	840,960	$19.73
Weighted-average grant date fair value of each option granted during the year	$8.25		$7.27		$4.80

The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:
	Options Outstanding			Options Exercisable
	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price

Range of Exercise Price
$18.58 - $19.73	1,042,000	5.38	$18.87	863,245	$18.87
$21.31	1,054,443	6.12	$21.31	670,233	$21.31
$29.20 - $32.95	906,600	7.12	$32.94	377,205	$32.94
$43.75 - $45.17	947,215	8.10	$45.14	205,475	$45.12
$42.34	1,207,700	9.10	$42.34	1,600	$42.34
Total/Average	5,157,958	7.21	$32.16	2,117,758	$24.71

Cash-based Compensation Plan The Company has a management incentive plan under which cash awards may be made annually to officers and key employees. Expense provisions referable to the plan amounted to $8,546,000 in 2000, $6,832,000 in 1999 and $10,250,000 in 1998.

9. Other Commitments and Contingent Liabilities
Commitments for the purchase of property, plant and equipment were $50,959,000 at December 31, 2000.

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

The Company's Consolidated Balance Sheets as of December 31 include accrued environmental cleanup costs by segment, as follows: Chemicals 2000 - $5,919,000, 1999 - $5,406,000 and 1998 - $3,973,000; Construction Materials 2000 - $7,858,000, 1999 - $3,394,000 and 1998 - $0. The accrued environmental cleanup costs in the Construction Materials segment relate to the CalMat facilities and Tarmac facilities acquired in 1999 and 2000, respectively.

The Company's Consolidated Balance Sheets as of December 31 include accrued land reclamation costs for the Construction Materials segment of $23,963,000 in 2000, $23,559,000 in 1999 and $0 in 1998. These accrued costs relate to the acquired CalMat facilities.

10. Shareholders' Equity
A total of 42,511,981 shares has been purchased at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 8,473,988 as of December 31, 2000.

11. Segment Data
The Company's reportable segments are organized around products and services and continue to be Construction Materials and Chemicals. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's determination of segment earnings (a) recognizes equity in the income or losses of nonconsolidated companies as part of segment earnings; (b) reflects allocations of general corporate expenses to the segments; (c) does not reflect interest income or expense; and (d) is before income taxes.

The Company's Construction Materials segment produces and sells aggregates and related products and services in seven regional divisions. These divisions have been aggregated for reporting purposes. At year end, sales are in 21 states, the District of Columbia and Mexico. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

The Chemicals segment is organized into two business units: Chloralkali and Performance Chemicals. The Chloralkali business unit produces and sells chlorine, caustic soda, hydrochloric acid, potassium chemicals and chlorinated organic chemicals principally to the chemical processing, refrigeration, polymer, food and pharmaceutical, pulp and paper, textile, and water management industries. The Performance Chemicals business unit offers specialty and custom chemical products, services, technologies and manufacturing capabilities to a number of industries, including pulp and paper and water management. These business units have been aggregated for reporting purposes.

Because the majority of the Company's activities are domestic, sales and assets outside the United States are not material.

Segment Financial Disclosure
	2000	1999	1998
Amounts in millions
Net Sales
Construction Materials	$1,885.9	$1,810.6	$1,158.6
Chemicals	605.8	545.2	617.8
Total	$2,491.7	$2,355.8	$1,776.4
Earnings before Interest and Income Taxes
Construction Materials	$375.7	$370.0	$307.3
Chemicals	(20.1)	25.8	67.6
Total	$355.6	$395.8	$374.9
Identifiable Assets
Construction Materials	$2,375.2	$2,101.3	$894.6
Chemicals	639.5	547.7	452.7
Identifiable assets	3,014.7	2,649.0	1,347.3
Investment in nonconsolidated companies	59.5	65.3	70.3
General corporate assets	99.1	72.4	60.4
Cash items	55.3	52.8	180.6
Total	$3,228.6	$2,839.5	$1,658.6
Depreciation, Depletion and Amortization
Construction Materials	$177.6	$160.7	$90.8
Chemicals	54.8	46.4	47.0
Total	$232.4	$207.1	$137.8
Property Additions
Construction Materials	$336.8	$909.6	$176.0
Chemicals	132.9	118.1	54.3
Total	$469.7	$1,027.7	$230.3
Sales by Product
Construction Materials
Aggregates	$1,248.1	$1,193.0	$978.6
Asphaltic products and placement	328.5	289.9	76.9
Ready-mixed concrete	201.6	206.6	19.7
Other	107.7	121.1	83.4
Total	$1,885.9	$1,810.6	$1,158.6
Chemicals
Chloralkali - Inorganic	$154.8	$149.0	$205.4
Chloralkali - Organic	276.0	209.7	220.9
Performance Chemicals	175.0	186.5	191.5
Total	$605.8	$545.2	$617.8

12. Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):
	2000	1999	1998
Cash payments:
Interest (exclusive of amount capitalized)	$49,253	$39,079	$7,249
Income taxes	70,615	85,756	112,995
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	16,742	480,087	1,497
Fair value of stock issued	1,300	10,580	34,568
Debt issued in purchase of assets, net of liabilities	3,421	8,645	0

13. Acquisitions
In October 2000, the Company acquired various assets of Tarmac America, Inc. for $226,900,000 in cash plus related working capital. The acquired assets primarily included aggregates production and distribution facilities in Maryland, Pennsylvania, South Carolina and Virginia. This acquisition was made under a purchase agreement between the Company and Titan Atlantic LLC. The Company entered into the agreement in order to strengthen its Construction Materials segment by extending its geographic scope of operations in the eastern U.S. In the Tarmac acquisition the Company acquired control of approximately 500 million tons of proven and permitted aggregates reserves.

In addition to the 2000 Tarmac acquisition and the 1999 acquisition of CalMat for $748,579,000, at various dates during 2000, 1999 and 1998 the Company acquired the net assets and businesses of several companies. The combined purchase prices were approximately $11,000,000, $56,000,000 and $59,000,000, respectively. With the exception of the two large acquisitions, Tarmac and CalMat, funds for the purchases were primarily provided by internally generated cash flows or stock issuance. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired was recognized as goodwill.

All of the 2000, 1999 and 1998 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. On a pro forma basis, as if the net assets and businesses had been acquired at the beginning of fiscal 1999, 1998 and 1997, respectively, revenue, net income and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2000, 1999 and 1998 except for the acquisition of CalMat. For 1998, on a pro forma basis, net sales, net earnings, basic and diluted earnings per share would have been $2,289,212,000, $248,954,000, $2.47 and $2.44, respectively. The pro forma amounts above assume that the CalMat acquisition occurred as of January 1, 1998 and are not necessarily indicative of the results of operations of the Company had the CalMat acquisition occurred at the beginning of the period presented, nor are they necessarily indicative of the results of future operations.

Goodwill and the allowances for amortization at December 31 are as follows (in thousands of dollars):
	2000	1999	1998
Goodwill	$622,065	$494,900	$114,124
Less allowances for amortization	60,021	40,117	20,116
Goodwill, net	$562,044	$454,783	$ 94,008

14. Subsequent Events
A. Acquisition of ICA'S Interest in the Vulcan/ICA Joint Venture By the end of the first quarter of 2001, the Company expects to have acquired from Empresas ICA Sociedad Controladora, S.A. de C.V. (ICA), for $121,100,000 in cash subject to certain adjustments, all of its interests in the companies that made up the Vulcan/ICA joint venture. These companies produce aggregates in the Yucatan Peninsula and transport and sell them in various markets primarily along the U.S. Gulf Coast. The acquisition will result in Vulcan becoming the sole owner of the joint venture companies, known collectively as the Crescent Market Companies. The businesses of these companies include:

- a limestone quarry, aggregates processing plant, deepwater harbor and other properties located on the east coast of Mexico's Yucatan Peninsula;

- aggregates transportation involving two ships used to transport aggregates from Mexico to the U.S. and the Caribbean Basin; and

- aggregates production and distribution involving various distribution facilities primarily on the Gulf Coast, as well as two aggregates production facilities in Florida and a fine-grind plant in Texas.

B. New Debt Issuance On February 7, 2001, the Company issued $240,000,000 of five-year senior unsecured notes due February 1, 2006, with a coupon of 6.40%. The Company plans to use approximately $121,100,000 of the net proceeds from the sale of the notes to fund the acquisition of ICA's interest in the Vulcan/ICA joint venture. The Company currently intends to use the remaining net proceeds from the sale of the notes to retire commercial paper indebtedness and for general corporate purposes.

C. Arbitration Assessment On February 28, 2001, a determination was made against the Company in an arbitration proceeding in California involving its subsidiary, Vulcan Chemicals Technologies, Inc., that assesses damages, attorneys' fees and costs against the subsidiary in the total amount of $23,000,000. The resulting provision is reflected as a pretax expense within the caption "Other income, net" on the Consolidated Statement of Earnings for the year ended December 31, 2000. As this assessment involved a subsidiary of the Company's Chemicals segment, the assessment has been reflected in the Company's Chemicals segment information. The reserve for this obligation is classified as a current liability in the Consolidated Balance Sheet as of December 31, 2000.

The arbitration proceeding arose out of the termination of a distributorship agreement in the Company's Performance Chemicals business unit for the sale of certain products in four Asian countries. The magnitude of the determination was unexpected and in the Company's opinion was greatly in excess of any actual damages suffered by the claimant.

Net Sales, Net Earnings and Earnings Per Share
Vulcan Materials Company and Subsidiary Companies

	2000	1999
Amounts in millions, except per share data
Net Sales
First quarter	$515.0	$482.2
Second quarter	665.2	611.5
Third quarter	681.2	656.4
Fourth quarter	630.3	605.7
Total	$2,491.7	$2,355.8
Gross Profit on Sales
First quarter	$99.2	$98.2
Second quarter	174.1	158.4
Third quarter	180.8	178.9
Fourth quarter	129.6	151.0
Total	$583.7	$586.5
Net Earnings (Loss)
First quarter	$23.3	$26.4
Second quarter	76.1	62.7
Third quarter	86.0	85.8
Fourth quarter	34.5	64.8
Total	$219.9	$239.7
Basic Earnings (Loss) Per Share
First quarter	$0.23	$0.26
Second quarter	0.75	0.62
Third quarter	0.85	0.85
Fourth quarter	0.34	0.64
Full year	$2.18	$2.38
Diluted Earnings (Loss) Per Share
First quarter	$0.23	$0.26
Second quarter	0.75	0.61
Third quarter	0.84	0.84
Fourth quarter	0.34	0.64
Full year	$2.16	$2.35

Financial Terminology
Vulcan Materials Company and Subsidiary Companies

Capital Employed
For our Company: the sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities and allocated corporate assets and current liabilities, exclusive of cash items and debt.

Cash Items
The sum of cash, cash equivalents and short-term investments.

Common Shareholders' Equity
The sum of common stock (less the cost of common stock in treasury), capital in excess of par value and retained earnings, as reported in the balance sheet.

EBIT
Earnings before interest and income taxes.

EBITDA
Earnings before interest, income taxes, depreciation, depletion and amortization.

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
Property additions classified as environmental control expenditures do not reflect those expenditures for environmental control activities, including industrial health programs, that are expensed currently. Such expenditures are made on a continuing basis and at significant levels in each of our Company's segments. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

Ratio of Earnings to Fixed Charges
The sum of earnings from continuing operations before income taxes, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

Segment Earnings
Earnings before interest and income taxes and after allocation of corporate expenses and income, and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based on average capital employed and customer sales.

Short-term Debt
The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.

Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end of year data.