Form 10-K/A, Exhibit 13
period 2000-12-31
VULCAN MATERIALS CO
filed 2001-07-13
CIK 103973

Exhibit (13)(b)

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

M.E. Tomkins
Senior Vice President and Chief Financial Officer

E.A. Khan
Vice President, Controller and Chief Information Officer

July 3, 2001

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

As discussed in Note 15, the accompanying consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 have been restated to reflect the appropriate recording of delivery costs in accordance with Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
January 31, 2001 (February 28, 2001 as to Note 14 and July 3, 2001 as to Note 15)

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000	1999	1998
Amounts and shares in thousands, except per share data
Net sales	$2,491,744	$2,355,778	$1,776,434
Delivery revenues	252,850	251,993	193,330
Total revenues	2,744,594	2,607,771	1,969,764
Cost of goods sold	1,908,057	1,769,327	1,226,764
Delivery costs	252,850	251,993	193,330
Cost of revenues	2,160,907	2,021,320	1,420,094
Gross profit	583,687	586,451	549,670
Selling, administrative and general expenses	216,978	205,643	198,956
Other operating costs	26,220	22,714	7,447
Minority interest in (earnings) losses of a consolidated subsidiary	7,843	(54)	863
Other income, net	7,315	37,767	30,842
Earnings before interest and income taxes	355,647	395,807	374,972
Interest income	4,678	4,330	6,654
Interest expense	48,087	48,576	6,782
Earnings before income taxes	312,238	351,561	374,844
Provision for income taxes
Current	55,386	90,708	113,096
Deferred	36,959	21,160	5,840
Total provision for income taxes	92,345	111,868	118,936
Net earnings	$219,893	$239,693	$255,908
Basic net earnings per share	$2.18	$2.38	$2.54
Diluted net earnings per share	$2.16	$2.35	$2.50
Dividends per share	$0.84	$0.78	$0.69
Average common shares outstanding	101,037	100,895	100,854
Average common shares outstanding, assuming dilution	102,012	102,190	102,177
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies
As of December 31	2000	1999	1998
Amounts in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$55,276	$52,834	$180,560
Accounts and notes receivable:
Customers, less allowance for doubtful accounts: 2000, $8,982; 1999, $9,722; 1998, $7,391	342,910	314,357	210,690
Other	38,957	15,334	10,571
Inventories	199,044	178,734	143,680
Deferred income taxes	44,657	52,931	24,923
Prepaid expenses	13,660	10,534	5,949
Total current assets	694,504	624,724	576,373
Investments and long-term receivables	72,558	77,064	71,034
Property, plant and equipment, net	1,848,634	1,639,715	895,785
Goodwill	562,044	454,783	94,008
Deferred charges and other assets	50,834	43,207	21,411
Total	$3,228,574	$2,839,493	$1,658,611
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$6,756	$6,175	$5,432
Notes payable	270,331	101,695	2,353
Trade payables and accruals	181,317	136,056	107,382
Accrued income taxes	5,875	15,689	21,470
Accrued salaries and wages	44,877	58,463	45,665
Accrued interest	9,224	10,390	892
Other accrued liabilities	53,851	58,174	28,268
Total current liabilities	572,231	386,642	211,462
Long-term debt	685,361	698,862	76,533
Deferred income taxes	268,797	250,833	98,472
Deferred management incentive and other compensation	34,210	28,702	37,572
Other postretirement benefits	55,048	52,465	41,998
Minority interest in consolidated subsidiary	103,626	67,979	31,914
Other noncurrent liabilities	37,805	30,357	6,960
Total liabilities	1,757,078	1,515,840	504,911
Other commitments and contingent liabilities (Note 9)
Shareholders' equity
Common stock, $1 par value	139,705	139,705	139,705
Capital in excess of par value	28,359	17,854	0
Retained earnings	1,884,269	1,749,212	1,588,145
Total	2,052,333	1,906,771	1,727,850
Less cost of stock in treasury	580,837	583,118	574,150
Total shareholders' equity	1,471,496	1,323,653	1,153,700
Total	$3,228,574	$2,839,493	$1,658,611
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000	1999	1998
Amounts in thousands
Operating Activities
Net earnings	$219,893	$239,693	$255,908
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	232,365	207,108	137,792
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	(31,775)	32,977	(20,415)
Inventories	(8,448)	(11,529)	(8,794)
Deferred income taxes	8,274	(28,007)	(3,538)
Prepaid expenses	(3,021)	(294)	(877)
Investments	(8,721)	(22,164)	(7,860)
Deferred charges	(11,915)	(5,451)	5,230
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	(11,288)	3,717	(792)
Trade payables, accruals, etc.	13,414	(32,240)	(4,083)
Deferred income taxes	17,947	24,015	9,753
Other noncurrent liabilities	10,540	(2,102)	7,126
Other, net	(9,108)	(2,754)	(13,705)
Net cash provided by operating activities	418,157	402,969	355,745
Investing Activities
Purchases of property, plant and equipment	(340,409)	(314,650)	(203,258)
Payment for businesses acquired, net of acquired cash	(265,081)	(780,440)	(24,874)
Proceeds from sale of property, plant and equipment	62,349	103,067	27,055
Withdrawal of earnings from nonconsolidated companies	13,227	16,134	307
Net cash used for investing activities	(529,914)	(975,889)	(200,770)
Financing Activities
Net borrowings (payments) - commercial paper and bank lines of credit	168,635	91,342	(1,301)
Payment of short-term debt	(6,075)	(96,276)	(5,193)
Payment of long-term debt	(8,000)	(1,180)	(225)
Proceeds from issuance of long-term debt	0	496,875	0
Purchases of common stock	0	(12,508)	(65,003)
Dividends paid	(84,765)	(78,730)	(70,015)
Contribution from minority interest of consolidated subsidiary	35,648	36,064	31,914
Other, net	8,756	9,607	6,842
Net cash provided by (used for) financing activities	114,199	445,194	(102,981)
Net increase (decrease) in cash and cash equivalents	2,442	(127,726)	51,994
Cash and cash equivalents at beginning of year	52,834	180,560	128,566
Cash and cash equivalents at end of year	$55,276	$52,834	$180,560
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2000		1999		1998
Amounts and shares in thousands, except per share data
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2000, 1999 and 1998
Issued at beginning of year	139,705	$139,705	139,705	$139,705	46,573	$46,573
Retired shares of predecessor companies	0	0	0	0	(5)	(5)
Three-for-one common stock split	0	0	0	0	93,137	93,137
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		17,854		0		14,090
Activity prior to stock split
Distributions under stock-based incentive plans, net of tax benefit		0		0		5,167
Treasury stock issued for acquisition		0		0		26,383
Three-for-one common stock split		0		0		(45,640)
Distributions under stock-based incentive plans, net of tax benefit		9,437		9,081		0
Treasury stock issued for acquisition		1,068		8,773		0
Balance at end of year		28,359		17,854		0
Retained earnings
Balance at beginning of year		1,749,212		1,588,145		1,449,847
Net earnings		219,893		239,693		255,908
Cash dividends on common stock		(84,765)		(78,730)		(70,015)
Three-for-one common stock split		0		0		(47,497)
Other		(71)		104		(98)
Balance at end of year		1,884,269		1,749,212		1,588,145
Common stock held in treasury
Balance at beginning of year	(38,970)	(583,118)	(39,109)	(574,150)	(12,885)	(519,013)
Activity prior to stock split
Purchase of common shares	0	0	0	0	(611)	(65,003)
Treasury stock issued for acquisition	0	0	0	0	384	8,187
Distributions under stock-based incentive plans	0	0	0	0	75	1,679
Three-for-one common stock split	0	0	0	0	(26,072)	0
Purchase of common shares	0	0	(336)	(12,508)	0	0
Treasury stock issued for acquisition	32	232	242	1,806	0	0
Distributions under stock-based incentive plans	277	2,049	233	1,734	0	0
Balance at end of year	(38,661)	(580,837)	(38,970)	(583,118)	(39,109)	(574,150)
Total		$1,471,496		$1,323,653		$1,153,700
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

Restatement
As discussed in Note 15 to the consolidated financial statements, subsequent to the issuance of the Company's 2000 consolidated financial statements, management determined that the Company's practice of netting third-party delivery costs against amounts billed to customers for delivery was inconsistent with Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10). EITF 00-10 requires amounts billed to customers for delivery costs to be classified as a component of total revenues, and the related delivery costs to be classified as either a component of total cost of revenues or separately reported within the Statements of Earnings. Accordingly, the consolidated Statements of Earnings have been restated to reflect the appropriate recording of these amounts. The effect of the restatement is to increase total revenues and cost of revenues for the years ended December 31, 2000, 1999 and 1998. Gross profit, earnings before income taxes, net earnings and the related per share amounts were not affected.

The comparative analysis in this Management's Discussion and Analysis of Results of Operations and Financial Condition is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis management reviews the Company's results of operations.

Results of Operations
Vulcan's 2000 net sales of $2.492 billion were at a record level, up 6% from the 1999 total of $2.356 billion. Net earnings and diluted earnings per share were $219.9 million and $2.16, respectively. The comparable 1999 net earnings and diluted earnings per share were $239.7 million and $2.35, respectively. The decline in earnings is primarily attributable to the increase in costs for energy and hydrocarbon-based raw materials and provisions referable to the reorganization of our Performance Chemicals business unit. Earnings before interest and income taxes totaled $355.6 million, down 10% from last year's amount of $395.8 million.

Construction Materials
2000 vs. 1999 For the eighth consecutive year, Construction Materials' net sales were at record levels. Net sales for 2000 totaled $1.886 billion, up 4% from the 1999 result of $1.811 billion. Record aggregates shipments of 222 million tons increased 1% over the record 1999 level, while the average unit selling price of aggregates rose 4%. These results include the impact of recent acquisitions and greenfields, most notably the October 2000 Tarmac acquisition. Excluding these acquisitions and greenfields, the 2000 results reflect a 1% decline in shipments. Weaker private construction activity in some markets, delays in TEA-21 project implementation and the early onset of winter weather in the fourth quarter were the primary causes of the decline in volume.

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

1999 vs. 1998 Net sales for 1999 totaled $1.811 billion, up 56% from the 1998 results of $1.159 billion. Record aggregates shipments of 220 million tons increased 22% over the record 1998 level. These results included the impact of the January 1999 acquisition of CalMat. Excluding the 1999 acquisitions, the 1999 results reflected a 2% increase in shipments and a 3% rise in the average unit selling price of aggregates. Of the total increase in net sales of $652.0 million, $572.7 million resulted from the CalMat acquisition, $50.8 million related to other volume increases and $28.5 million was due to higher prices. Segment earnings of $370.0 million, which are before interest and income taxes, also were at a record level and were up 20% from 1998's record level of $307.3 million. This increase reflected the favorable effects of higher aggregates pricing and shipments, somewhat offset by higher costs. This information is summarized below (in millions of dollars):

Construction Materials 1999 vs. 1998
1998 earnings	$307
Aggregates pricing	26
Aggregates volume	48
All other	(11)
1999 earnings	$370

Chemicals
2000 vs. 1999 2000 net sales of $605.8 million were up 11% from the 1999 level of $545.2 million. This growth in net sales resulted primarily from the new Chloralkali joint venture, which began operating in the second half of the year. Chemicals realized improved pricing and higher volumes for Chloralkali products, but this was offset by the increase in costs for natural gas and hydrocarbon-based raw materials. In addition, provisions referable to the reorganization of the Performance Chemicals business unit negatively impacted the segment. At a loss of $20.1 million, segment earnings were down significantly from the 1999 level of $25.8 million. This information is summarized below (in millions of dollars):

Chemicals 2000 vs. 1999
1999 earnings	$26
Higher costs for energy and hydrocarbon-based raw materials	(31)
Performance Chemicals' reorganization	(32)
All other	17
2000 earnings	$(20)

1999 vs. 1998 1999 net sales of $545.2 million were down 12% from the 1998 level of $617.8 million. This decline resulted solely from pricing as the combined price for caustic soda and chlorine reached a 25-year low during 1999. Despite the steep price decline, the segment achieved meaningful earnings through value-added downstream products, higher volume, controlled spending and improved earnings from Performance Chemicals. At $25.8 million, segment earnings were down 62% from the 1998 level of $67.6 million. This information is summarized below (in millions of dollars):

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

Common Stock During 2000, the Company did not purchase any shares of its common stock. Previously acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the common stock's valuation and price, the Company's liquidity and debt level and its actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based upon various factors, including those listed above.

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

New Accounting Standards
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

Impairment of Long-Lived Assets The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

Revenue Recognition Revenue is generally recognized at the time a sale transaction is completed as evidenced by either delivery of goods or performance of services and collectibility of the sales proceeds is reasonably assured. Total revenues generally include sales of products or services to customers, net of discounts, if any, and third-party delivery costs billed to customers.

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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):
	2000	1999	1998
Change in benefit obligation:
Benefit obligation at beginning of year	$323,530	$344,758	$306,516
Service cost	14,819	14,961	12,886
Interest cost	24,579	21,135	19,499
Amendments	3,114	0	5,479
Actuarial (gain) loss	2,015	(40,757)	14,667
Benefits paid	(17,242)	(16,567)	(14,289)
Benefit obligation at end of year	$350,815	$323,530	$344,758
Change in plan assets:
Fair value of assets at beginning of year	$502,621	$445,553	$395,245
Actual return on plan assets	66,985	72,865	63,827
Employer contribution	751	770	770
Benefits paid	(17,242)	(16,567)	(14,289)
Fair value of assets at end of year	$553,115	$502,621	$445,553
Funded status	$202,300	$179,091	$100,795
Unrecognized net transition asset	(957)	(2,678)	(5,060)
Unrecognized net actuarial gain	(210,436)	(190,164)	(111,024)
Unrecognized prior service cost	13,694	12,778	14,670
Net amount recognized	$4,601	$(973)	$(619)
Amounts recognized on the Consolidated Balance Sheets:
Prepaid benefit cost	$39,764	$37,238	$35,500
Accrued benefit liability	(35,163)	(38,211)	(36,492)
Intangible assets	0	0	373
Net amount recognized	$4,601	$(973)	$(619)

	2000	1999	1998
Components of net periodic pension benefit (income) cost:
Service cost	$14,819	$14,961	$12,886
Interest cost	24,579	21,135	19,499
Expected return on plan assets	(36,973)	(32,505)	(28,643)
Amortization of transition asset	(1,721)	(2,382)	(2,425)
Amortization of prior service cost	2,198	1,892	1,531
Recognized actuarial gain	(7,725)	(1,977)	(1,145)
Net periodic pension benefit (income) cost	$(4,823)	$1,124	$1,703
Weighted-average assumptions as of December 31:
Discount rate	7.25%	7.50%	6.75%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)	4.25%	4.25%	4.25%

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

The following tables set forth the combined funded status of the plan and its reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):
	2000	1999	1998
Change in benefit obligation:
Benefit obligation at beginning of year	$54,320	$50,932	$48,713
Service cost	1,991	1,964	2,134
Interest cost	3,766	3,480	3,367
Amendments	(2,271)	7,946	(146)
Actuarial (gain) loss	1,123	(7,334)	(623)
Benefits paid	(2,717)	(2,668)	(2,513)
Benefit obligation at end of year	$56,212	$54,320	$50,932
Change in plan assets:
Fair value of assets at beginning of year	$3,488	$3,484	$3,323
Actual return on plan assets	119	128	167
Employer contribution	0	0	45
Benefits paid	(100)	(124)	(51)
Fair value of assets at end of year	$3,507	$3,488	$3,484
Funded status	$(52,705)	$(50,832)	$(47,448)
Unrecognized net (gain) loss	(134)	(1,482)	5,612
Unrecognized prior service cost	(2,209)	(151)	(162)
Net amount recognized	$(55,048)	$(52,465)	$(41,998)
Amounts recognized on the Consolidated Balance Sheets:
Accrued benefit liability	$(55,048)	$(52,465)	$(41,998)

	2000	1999	1998
Components of net periodic postretirement benefit cost:
Service cost	$1,991	$1,964	$2,134
Interest cost	3,766	3,480	3,367
Expected return on plan assets	(244)	(244)	(218)
Amortization of prior service cost	(213)	(11)	21
Recognized actuarial loss	0	0	84
Net periodic postretirement benefit cost	$5,300	$5,189	$5,388

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

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, Accounting for Stock-based Compensation (SFAS 123), and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that statement. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2000, 1999 and 1998 as presented below:
	2000	1999	1998
Risk-free interest rate	6.78%	5.2%	5.6%
Dividend yields	1.98%	1.7%	2.1%
Volatility factors of the expected market price of the Company's common stock	25.54%	21.4%	17.9%
Weighted-average expected life of the option	5 years	5 years	5 years

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

Because the majority of the Company's activities are domestic, sales and assets outside the United States are not material.

Segment Financial Disclosure
	2000	1999	1998
Amounts in millions
Net Sales
Construction Materials	$1,885.9	$1,810.6	$1,158.6
Chemicals	605.8	545.2	617.8
Total	$2,491.7	$2,355.8	$1,776.4
Total Revenues
Construction Materials	$2,083.8	$2,008.2	$1,299.9
Chemicals	660.8	599.6	669.9
Total	$2,744.6	$2,607.8	$1,969.8
Earnings before Interest and Income Taxes
Construction Materials	$375.7	$370.0	$307.3
Chemicals	(20.1)	25.8	67.6
Total	$355.6	$395.8	$374.9
Identifiable Assets
Construction Materials	$2,375.2	$2,101.3	$894.6
Chemicals	639.5	547.7	452.7
Identifiable assets	3,014.7	2,649.0	1,347.3
Investment in nonconsolidated companies	59.5	65.3	70.3
General corporate assets	99.1	72.4	60.4
Cash items	55.3	52.8	180.6
Total	$3,228.6	$2,839.5	$1,658.6
Depreciation, Depletion and Amortization
Construction Materials	$177.6	$160.7	$90.8
Chemicals	54.8	46.4	47.0
Total	$232.4	$207.1	$137.8
Property Additions
Construction Materials	$336.8	$909.6	$176.0
Chemicals	132.9	118.1	54.3
Total	$469.7	$1,027.7	$230.3
Net Sales by Product
Construction Materials
Aggregates	$1,248.1	$1,193.0	$978.6
Asphaltic products and placement	328.5	289.9	76.9
Ready-mixed concrete	201.6	206.6	19.7
Other	107.7	121.1	83.4
Total	$1,885.9	$1,810.6	$1,158.6
Chemicals
Chloralkali - Inorganic	$154.8	$149.0	$205.4
Chloralkali - Organic	276.0	209.7	220.9
Performance Chemicals	175.0	186.5	191.5
Total	$605.8	$545.2	$617.8

12. Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):
	2000	1999	1998
Cash payments:
Interest (exclusive of amount capitalized)	$49,253	$39,079	$7,249
Income taxes	70,615	85,756	112,995
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	16,742	480,087	1,497
Fair value of stock issued	1,300	10,580	34,568
Debt issued in purchase of assets, net of liabilities	3,421	8,645	0

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

15. Restatement
Subsequent to the issuance of the Company's 2000 consolidated financial statements, management determined that the Company's practice of netting third-party delivery costs against amounts billed to customers for delivery was inconsistent with Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10). EITF 00-10 requires amounts billed to customers for delivery costs to be classified as a component of total revenues, and the related delivery costs to be classified as either a component of total cost of revenues or separately reported within the Statements of Earnings. Accordingly, the consolidated Statements of Earnings have been restated to reflect the appropriate recording of these amounts. The effect of the restatement is to increase total revenues and cost of revenues for the years ended December 31, 2000, 1999 and 1998 by $252,850,000, $251,993,000 and $193,330,000, respectively. Gross profit, earnings before income taxes, net earnings and the related per share amounts were not affected.

Quarterly Financial Data
Net Sales, Total Revenues, Net Earnings and Earnings Per Share
Vulcan Materials Company and Subsidiary Companies

	2000	1999
Amounts in millions, except per share data
Net Sales
First quarter	$515.0	$482.2
Second quarter	665.2	611.5
Third quarter	681.2	656.4
Fourth quarter	630.3	605.7
Total	$2,491.7	$2,355.8
Total Revenues [1]
First quarter	$565.4	$531.4
Second quarter	732.9	675.5
Third quarter	753.0	728.7
Fourth quarter	693.3	672.2
Total	$2,744.6	$2,607.8
Gross Profit
First quarter	$99.2	$98.2
Second quarter	174.1	158.4
Third quarter	180.8	178.9
Fourth quarter	129.6	151.0
Total	$583.7	$586.5
Net Earnings
First quarter	$23.3	$26.4
Second quarter	76.1	62.7
Third quarter	86.0	85.8
Fourth quarter	34.5	64.8
Total	$219.9	$239.7
Basic Earnings Per Share
First quarter	$0.23	$0.26
Second quarter	0.75	0.62
Third quarter	0.85	0.85
Fourth quarter	0.34	0.64
Full year	$2.18	$2.38
Diluted Earnings Per Share
First quarter	$0.23	$0.26
Second quarter	0.75	0.61
Third quarter	0.84	0.84
Fourth quarter	0.34	0.64
Full year	$2.16	$2.35

1 As restated, see Note 15 to the Consolidated Financial Statements.

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

Net Sales
Total customer revenues for the Company's products and services, net of discounts, if any.

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

Segment Earnings
Earnings before interest and income taxes and after allocation of corporate expenses and income, and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based on average capital employed and net sales.

Short-term Debt
The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.

Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end of year data.