Form 10-K, Exhibit 13
period 2001-12-31
VULCAN MATERIALS CO
filed 2002-03-27
CIK 103973

Exhibit (13)

Management's Discussion and Analysis of Results of Operations and Financial Condition
Vulcan Materials Company and Subsidiary Companies

Vulcan is the nation's foremost producer of construction aggregates, a major producer of asphalt and ready-mixed concrete and a leading chemicals manufacturer, supplying chloralkali and other industrial chemicals. We operate through two business segments: Construction Materials and Chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. This discussion and analysis should be read in connection with the historical financial information included in the consolidated financial statements and their notes.

The comparative analysis in this Management's Discussion and Analysis of Results of Operations and Financial Condition is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews the Company's results of operations.

Results of Operations
Vulcan's 2001 net sales of $2.755 billion were at a record level, up 11% from the 2000 total of $2.492 billion. Net earnings and diluted earnings per share were $222.7 million and $2.17, respectively. The comparable 2000 net earnings and diluted earnings per share were $219.9 million and $2.16, respectively. The increase in earnings was attributable to the Construction Materials segment, as the Chemicals segment's loss was essentially the same as last year's. Earnings before interest and income taxes equaled $380.9 million, up 7% from last year's amount of $355.6 million.

Construction Materials
2001 vs. 2000
For the ninth consecutive year, Construction Materials' net sales were at record levels. Net sales for 2001 totaled $2.114 billion, up 12% from the 2000 result of $1.886 billion. Record aggregates shipments of 237 million tons increased 7% over the record 2000 level, while the average unit selling price of aggregates rose 3%. Aggregates shipments from our legacy operations increased more than 1%.

Segment earnings, which are before interest and income taxes, rose to a record level of $400.5 million, up 7% from 2000's $375.7 million. Higher aggregates pricing and volume combined with improvements in pricing for asphalt led to this favorable result. Selling, administrative and general costs increased due primarily to the effect of the consolidation of the Crescent Market Companies, the full-year effect of the Tarmac operations and higher bad debt charges. This information is summarized below (in millions of dollars):

Construction Materials 2001 vs. 2000
2000 earnings	$376
Aggregates*	20
Asphalt*	29
Selling, administrative and general	(24)
All other	(1)
2001 earnings	$400
*Excludes Tarmac/Crescent Market Companies acquisitions.

2000 vs. 1999
Net sales for 2000 totaled $1.886 billion, up 4% from the 1999 result of $1.811 billion. Record aggregates shipments of 222 million tons increased 1% over the record 1999 level, while the average unit selling price of aggregates rose 4%. These results included the impact of recent acquisitions and greenfields, most notably the October 2000 Tarmac acquisition. Excluding these acquisitions and greenfields, the 2000 results reflected a 1% decline in shipments. Weaker private construction activity in some markets, delays in TEA-21 project implementation and the early onset of winter weather in the fourth quarter were the primary causes of the decline in volume. Segment earnings of $375.7 million, which are before interest and income taxes, also were at a record level, up 2% from 1999's record level of $370.0 million. This increase reflected the favorable effect of higher aggregates pricing, partially offset by higher costs, primarily in fuel and liquid asphalt. This information is summarized below (in millions of dollars):

Construction Materials 2000 vs. 1999
1999 earnings	$370
Aggregates pricing	43
Aggregates volume	2
Higher fuel and asphalt costs	(27)
All other	(12)
2000 earnings	$376

Chemicals
2001 vs. 2000
Net sales of $641.7 million for 2001 were up 6% from the 2000 level of $605.8 million. This growth in net sales reflected the full-year effect of the Chloralkali joint venture and higher caustic soda prices. For the year, Chemicals' loss of $19.6 million approximated last year's results. The impact of higher caustic soda pricing was offset primarily by the effects of higher natural gas costs and soft demand for most of the segment's products, due to weak demand from the industrial sector of the economy. This information is summarized below (in millions of dollars):

Chemicals 2001 vs. 2000
2000 earnings	$(20)
Higher caustic soda pricing	65
Higher natural gas costs	(21)
Lower chlorinated products pricing and volume, net	(30)
Performance Chemicals' charges	17
All other	(31)
2001 earnings	$(20)

2000 vs. 1999
Net sales of $605.8 million for 2000 were up 11% from the 1999 level of $545.2 million. This growth in net sales resulted primarily from the Chloralkali joint venture, which began operating in the second half of 2000. Chemicals realized improved pricing and higher volumes for chloralkali products, but this was offset by the increase in costs for natural gas and hydrocarbon-based raw materials. In addition, provisions referable to the reorganization of the Performance Chemicals business unit negatively impacted the segment. At a loss of $20.1 million, segment earnings were down significantly from the 1999 earnings of $25.8 million. This information is summarized below (in millions of dollars):

Chemicals 2000 vs. 1999
1999 earnings	$26
Higher costs for energy and hydrocarbon-based raw materials	(31)
Performance Chemicals' reorganization	(32)
All other	17
2000 earnings	$(20)

Selling, Administrative and General
Selling, administrative and general expenses of $245.2 million in 2001 increased 13% from the 2000 level of $217.0 million. This increase resulted primarily from the effect of the consolidation of the Crescent Market Companies, the addition of the Tarmac operations and higher bad debt charges, reflecting the adverse economic climate in the industrial sector of the economy. In 2000, selling, administrative and general expenses were up 6% from the 1999 level. This increase resulted primarily from provisions referable to Performance Chemicals' reorganization and charitable contributions.

Other Operating Costs
Other operating costs of $33.8 million in 2001 increased $7.6 million from the 2000 level of $26.2 million, primarily due to the higher amortization of goodwill referable to acquisitions. In 2000, other operating costs were up $3.5 million from the 1999 level, also reflecting higher amortization of goodwill referable to acquisitions.

Minority Interest
Minority interest income of $8.5 million in 2001 was referable to the minority partner's share of the pretax loss for the Chloralkali joint venture. In 2000, minority interest income of $7.8 million was also referable to the minority partner's share of the pretax loss for the joint venture.

Other Income
In 2001, other income, net of other charges, was $2.0 million compared with the 2000 amount of $7.3 million. This decrease was due primarily to the consolidation of the Crescent Market Companies in 2001. Prior to this consolidation, the Company's share of the Crescent Market Companies' earnings was reported under the equity method in other income. In 2000, other income, net of other charges, decreased $30.5 million from the 1999 level. This decrease principally reflected a reserve for an arbitration assessment against the Company's subsidiary, Vulcan Chemicals Technologies, Inc., referable to the reorganization of our Performance Chemicals business unit.

Interest Expense
Interest expense was $61.3 million in 2001 compared with the 2000 amount of $48.1 million. This increase resulted from increased borrowings referable to recent acquisitions: the fourth-quarter 2000 Tarmac acquisition and the first-quarter 2001 purchase of the remaining interest in the Crescent Market Companies. In 2000, interest expense reflected a small, $0.5 million, decrease from the 1999 level.

Income Taxes
The Company's 2001 effective tax rate was 31.3%, up from the 2000 rate of 29.6%. This increase reflected principally a lesser impact of adjustments to prior year accruals. The effective rate decreased in 2000 from the 1999 rate of 31.8%. This decrease was due principally to adjustments to prior year accruals, as well as an increased favorable effect of statutory depletion due to relatively higher Construction Materials earnings.

2002 Outlook and Beyond
There is considerable uncertainty regarding overall economic activity in 2002. Our outlook is predicated on continuing weakness in the first half of the year, with a modest recovery beginning in the second half. In Construction Materials, we expect spending for publicly funded projects, led by highway construction, to increase 2% to 3% while spending in the private sector is expected to be flat to slightly positive. Demand in most of our key states is expected to remain strong in 2002, particularly in California, Illinois, Texas and Virginia. Spending in Georgia and Tennessee is expected to remain soft. We project our aggregates volume to grow 1% with price increases of 2% to 3%. Additionally, we expect to continue to realize cost improvements in the former CalMat and Tarmac operations, as well as in our other legacy operations. These improvements are expected to be somewhat offset by increases in health care and pension costs. In light of these assumptions, we expect Construction Materials segment earnings to be in the range of $435 million to $455 million, the ninth consecutive year of record earnings.

For the long term, the outlook for our Construction Materials segment is good. Data from the U.S. Department of Transportation show that every year the number of drivers on our roads increases along with per capita miles driven. Roads and highways remain an essential component of our economy due to the trillions of dollars in goods that are transported on them. We believe that construction of new roads and the maintenance and upgrade of existing roadways and related infrastructure will provide significant demand for construction materials in the years to come.

In Chemicals, demand and pricing for key chloralkali products are expected to remain soft in the first half of 2002, with a modest improvement beginning in the second half as the industrial sector of the economy begins to recover. Given this outlook, we are projecting a small loss in Chemicals.

For a number of reasons, we remain optimistic about the long-term prospects for this segment. Most importantly, as the industrial economy improves so will the demand for our chemical products. From its location on the Mississippi River, our Geismar, Louisiana chemical manufacturing complex is positioned to meet growing demand from global markets. Our chloralkali facilities in Wichita, Kansas and Port Edwards, Wisconsin are also strategically located to serve important regional and national markets. In addition, we believe that our supply position will be enhanced because competitors have removed some chloralkali capacity from the marketplace.

For the Company as a whole, full-year 2002 earnings per share are expected to be in the range of $2.40 to $2.60.

The above earnings projections include the effect of the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which eliminated the recognition of goodwill amortization charges. The Company will adopt the provisions of this standard effective January 1, 2002. As a comparison, in 2001 goodwill amortization of $26.5 million reduced earnings by $0.22 per share.

Liquidity and Capital Resources
Cash Flows
For the seventh consecutive year, net cash provided by operating activities reached a record level, amounting to $510.3 million in 2001 compared to 2000's total of $418.2 million. Net cash provided by the Construction Materials segment increased 31% to $491.4 million, while net cash provided by the Chemicals segment decreased 24% to $53.5 million.

Cash expenditures for property, plant and equipment, excluding acquisitions, equaled $286.9 million in 2001, down $53.5 million from the 2000 level. Cash spending for acquisitions, including amounts referable to working capital and other items, totaled $138.8 million compared with $265.1 million in 2000.

The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, as well as with the goal of maintaining debt ratios within prudent and generally acceptable limits.

Working Capital
Working capital, exclusive of debt and cash items (cash, cash equivalents and short-term investments), totaled $360.8 million at December 31, 2001, up $7.5 million from the 2000 level. This increase resulted primarily from the Company's 2001 purchase of its partner's interest in the Crescent Market Companies and the resulting consolidation of these companies. This compares with an increase of $49.8 million in 2000, which included the Tarmac acquisition, and an increase of $110.5 million in 1999, which included the CalMat acquisition.

The current ratio increased to 2.1 at year-end 2001 compared with 1.2 for the prior year end, and 1.6 for 1999. The 2001 increase was due primarily to a reduction in commercial paper borrowing and an increase in cash, while the 2000 decrease resulted mostly from an increase in commercial paper borrowing attributable to the acquisition of Tarmac.

Capital Expenditures
Capital expenditures totaled $288.2 million in 2001, down $58.1 million from the 2000 level of $346.3 million. As explained on page 62, Vulcan classifies its capital expenditures into three categories based on the predominant purpose of the project. Profit-adding projects continued to represent the majority of spending in both segments. Capital expenditures in the Chemicals segment included spending on the previously announced world-class plant to produce a key feedstock for a non-ozone-depleting hydrofluorocarbon used in a variety of foam-blowing applications. Total spending for this plant, which is anticipated to start up in mid-2002, will be approximately $50.0 million.

Commitments for capital expenditures were $38.0 million at December 31, 2001. The Company expects to fund these commitments using internally generated cash flow and short-term borrowing if necessary.

Acquisitions
In 2001, the combined purchase prices of acquisitions amounted to $138.8 million, down $127.6 million from the prior year. The 2001 acquisitions included the Company's purchase of its partner's interests in the Crescent Market Companies for $121.1 million. Other 2001 acquisitions included the addition of two aggregates facilities in Tennessee and two recycling facilities in Illinois. The 2000 acquisitions included the Company's purchase of various assets of Tarmac America Inc. for $226.9 million.

Short-term Borrowings and Investments
The Company was a net short-term borrower during the first three quarters of 2001, but ended the year in a short-term investing position. Combined commercial paper and bank borrowing reached a maximum of $306.7 million, and amounted to $43.9 million at year end. Combined commercial paper and bank borrowing in 2000 reached a peak of $350.3 million, and amounted to $270.3 million at year end. Comparable 1999 combined commercial paper and bank borrowing reached a peak of $756.5 million, and amounted to $93.5 million at year end.

The Company's policy is to maintain committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $305.0 million were maintained at the end of 2001, of which $0.9 million was in use. In addition, the Chloralkali joint venture had an uncommitted bank credit facility in the amount of $45.0 million outstanding at year-end 2001, of which $43.0 million was drawn.

During 2000, the Company financed the October 2000 Tarmac acquisition by incurring short-term debt, principally commercial paper. In connection with its 1999 acquisition of CalMat, the Company entered into a syndicated credit facility with a group of banks in the amount of $550.0 million.

The Company's commercial paper is rated A-1/P-1 by Standard & Poor's and Moody's Investors Service, Inc., respectively.

Long-term Obligations
During 2001, the Company increased its total long-term obligations by $220.9 million to $906.3 million, compared with a net decrease of $13.5 million in 2000. During the three-year period ended December 31, 2001, long-term obligations increased cumulatively by $829.8 million from the $76.5 million outstanding at December 31, 1998. At year end, the Company's long-term borrowings incurred interest at an average rate of 6.29% in 2001, 6.32% in 2000 and 6.42% in 1999.

During the same three-year period, shareholders' equity, net of common stock purchases of $12.5 million and dividends of $254.6 million, increased by $450.6 million to $1.604 billion.

In the future, the ratio of total debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, combined with its financial strength and business diversification, can comfortably support a ratio of 30% to 35%. The actual ratio at the end of 2001 was 37.6%, down from 39.5% at the end of 2000. The Company has made acquisitions from time to time and will continue to actively pursue attractive investment opportunities. These acquisitions could be funded by using internally generated cash flow, incurring debt or issuing equity instruments.

In February 2001, the Company issued $240.0 million of five-year senior unsecured notes due February 2006, with a coupon of 6.40%. The Company used approximately $121.1 million of the net proceeds from the sale of the notes to fund the acquisition of its partner's interest in the Crescent Market Companies. The remaining net proceeds from the sale of the notes were used to retire commercial paper indebtedness and for general corporate purposes.

In acquiring CalMat in January 1999, the Company liquidated all its marketable securities and issued commercial paper to purchase CalMat's common stock. In April 1999, the Company issued long-term debt in the amount of $500.0 million, and used the proceeds to reduce commercial paper outstanding.

Standard & Poor's and Moody's rate the Company's public long-term debt at the A+/A1 level, respectively. The A1 rating by Moody's has been assigned a negative outlook.

Contractual Obligations and Contingent Credit Facilities
The Company's obligations to make future payments under contracts as of December 31, 2001 are summarized in the table below (in millions of dollars):

	Payments Due by Year
	Total	2002	2003-2004	2005-2006	Thereafter
Cash Contractual Obligations
Short-term debt:
Principal payments	$43.9	$43.9	$0	$0	$0
Interest payments	0.9	0.9	0	0	0
Long-term debt:
Principal payments	919.6	17.3	297.4	275.9	329.0
Interest payments	294.1	57.1	102.4	69.8	64.8
Operating leases	115.6	21.1	29.9	21.1	43.5
Mineral royalties	72.9	7.0	12.9	8.9	44.1
Unconditional purchase obligations:
Capital	38.0	38.0	0	0	0
Noncapital	81.7	21.9	28.7	18.5	12.6
Total cash contractual obligations	$1,566.7	$207.2	$471.3	$394.2	$494.0

The Company has a number of contracts containing commitments or contingent obligations that are not material to the Company's earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

The Company's contingent credit facilities existing as of December 31, 2001 are summarized in the table below (in millions of dollars):

	Amount and Year of Expiration
	Total Facilities	2002	2003-2004	2005-2006	Thereafter
Contingent Credit Facilities
Lines of credit	$350.0	$250.0	$100.0	$0	$0
Standby letters of credit	19.6	19.5	0.1	0	0
Total contingent credit facilities	$369.6	$269.5	$100.1	$0	$0

Bank lines of credit amounted to $350.0 million, of which $250.0 million expire in 2002 and $100.0 million in 2003. Only $43.9 million of the lines of credit were in use at the end of 2001. The Company expects to renew the one-year credit lines expiring in 2002 in full, and expand and extend the 2003 bank lines of credit to $150.0 million and 2007, respectively. Virtually all standby letters of credit are renewable annually at the option of the beneficiary.

Common Stock
During 2001, the Company did not purchase any shares of its common stock. Previously acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the common stock's valuation and price, the Company's liquidity and debt level, and its actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based upon various factors, including those listed above.

The number and cost of shares purchased during each of the last three years is shown below:
	2001	2000	1999
Shares purchased:
Number	0	0	336,400
Total cost (millions)	$0	$0	$12.5
Average cost	$0	$0	$37.18
Shares in treasury at year end:
Number	38,384,750	38,661,373	38,970,426
Average cost	$15.08	$15.02	$14.96

The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 as of December 31, 2001.

Market Risk
The Company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, the Company occasionally utilizes derivative financial instruments. To date, the Company has used commodity price swap contracts to reduce its exposure to fluctuations in prices for natural gas. The fair values of these contracts were as follows: December 31, 2001 - $13,307,000 unfavorable; December 31, 2000 - $6,276,000 favorable; and December 31, 1999 - $361,000 unfavorable. As a result of a 10% reduction in the price of natural gas, the Company would experience a potential loss in the fair value of the underlying commodity price swap contracts for the year ended December 31, 2001 of approximately $3.3 million. The Company is exposed to interest rate risk due to its various long-term debt instruments. Because substantially all of this debt is at fixed rates, a decline in interest rates would result in an increase in the fair market value of the liability. At December 31, 2001, the estimated fair market value of these debt instruments was $951.8 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of the liability by approximately $37.4 million.

New Accounting Standards
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (FAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142). These statements will be adopted effective January 1, 2002, and while the ultimate impact of the new standards is yet to be determined, goodwill amortization expense is expected to be reduced by approximately $27 million annually. FAS 141 applies to all business combinations initiated after June 30, 2001 and requires the purchase method of accounting for business combinations, thereby prohibiting the pooling-of-interest method. Additionally, it requires the initial recognition of acquired intangible assets apart from goodwill and specifies disclosures regarding a business combination. FAS 142 is effective for fiscal years beginning after December 15, 2001. Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives with no set maximum life. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 were reassessed and the remaining amortization periods adjusted accordingly.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires the liability associated with asset retirement obligations to be recorded at fair value when incurred and the associated asset retirement obligation costs to be capitalized as part of the carrying value of the long-lived assets. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company is currently evaluating FAS 143 and has not yet determined its impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of, whether previously held or newly acquired. This statement will be adopted effective January 1, 2002. The Company is currently evaluating FAS 144 and has not yet determined its impact on the Company's consolidated financial statements.

Critical Accounting Policies
The Company follows certain significant accounting policies when preparing its consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 37 through 39. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates these estimates and judgments on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates.

The Company believes the following critical accounting policies require the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Environmental Compliance
The Company incurs environmental compliance costs, particularly in its Chemicals segment. These costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and the cost can be reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from the Company's estimates.

Assessments, Claims and Litigation
From time to time, the Company is involved with assessments, claims and litigation. The Company uses both in-house and outside legal counsel to assess the probability of loss. Generally, the Company establishes an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Accruals for remediation efforts are recorded no later than the time a feasibility study is undertaken and the Company commits to a formal plan of action. Additionally, legal fees associated with these matters are accrued at the time such claims are made. There can be no assurance that the ultimate resolution of these assessments, claims and litigation will not differ materially from the Company's estimates.

Impairment of Long-lived Assets
The Company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company's estimate of net future cash flows is based on the Company's historical experience and assumptions of future trends, which may be different from the actual results.

Special Note Regarding Forward-looking Information
Our disclosures and analysis in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the "Looking Forward" section of the Letter to Shareholders and the section of Management's Discussion and Analysis entitled "2002 Outlook and Beyond." Whenever possible, we have identified these forward-looking statements by words such as "may," "believe," "estimate," "project," "expect" and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions and uncertainties include, but are not limited to, those associated with general business conditions including the timing or extent of any recovery of the economy; the highly competitive nature of the industries in which the Company operates; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; the timing and amount of federal, state and local funding for infrastructure; and other risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

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

Your Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Review Committee, which is composed of five outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Review Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Audit Review Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.

/s/Mark E. Tomkins
Mark E. Tomkins
Senior Vice President, Chief Financial Officer and Treasurer

/s/Ejaz A. Khan
Ejaz A. Khan
Vice President, Controller and Chief Information Officer

February 1, 2002

INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 2001, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Birmingham, Alabama

February 1, 2002

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2001	2000	1999
Amounts and shares in thousands, except per share data
Net sales	$2,755,291	$2,491,744	$2,355,778
Delivery revenues	264,699	252,850	251,993
Total revenues	3,019,990	2,744,594	2,607,771
Cost of goods sold	2,105,837	1,908,057	1,769,327
Delivery costs	264,699	252,850	251,993
Cost of revenues	2,370,536	2,160,907	2,021,320
Gross profit	649,454	583,687	586,451
Selling, administrative and general expenses	245,216	216,978	205,643
Other operating costs	33,816	26,220	22,714
Minority interest in (earnings) losses of a consolidated subsidiary	8,483	7,843	(54)
Other income, net	1,984	7,315	37,767
Earnings before interest and income taxes	380,889	355,647	395,807
Interest income	4,444	4,678	4,330
Interest expense	61,280	48,087	48,576
Earnings before income taxes	324,053	312,238	351,561
Provision for income taxes
Current	70,366	55,386	90,708
Deferred	31,007	36,959	21,160
Total provision for income taxes	101,373	92,345	111,868
Net earnings	$222,680	$219,893	$239,693
Basic net earnings per share	$2.20	$2.18	$2.38
Diluted net earnings per share	$2.17	$2.16	$2.35
Dividends per share	$0.90	$0.84	$0.78
Weighted-average common shares outstanding	101,445	101,037	100,895
Weighted-average common shares outstanding, assuming dilution	102,497	102,012	102,190
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies
As of December 31	2001	2000	1999
Amounts in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$100,802	$55,276	$52,834
Accounts and notes receivable:
Customers, less allowance for doubtful accounts: 2001, $6,903; 2000, $8,982; 1999, $9,722	333,639	342,910	314,357
Other	6,424	38,957	15,334
Inventories	228,415	199,044	178,734
Deferred income taxes	53,040	44,657	52,931
Prepaid expenses	7,632	13,660	10,534
Total current assets	729,952	694,504	624,724
Investments and long-term receivables	13,352	72,558	77,064
Property, plant and equipment, net	2,000,030	1,848,634	1,639,715
Goodwill	588,562	562,044	454,783
Deferred charges and other assets	66,328	50,834	43,207
Total	$3,398,224	$3,228,574	$2,839,493
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$17,264	$6,756	$6,175
Notes payable	43,879	270,331	101,695
Trade payables and accruals	153,619	181,317	136,056
Accrued income taxes	13,651	5,875	15,689
Accrued salaries and wages	44,138	44,877	58,463
Accrued interest	15,020	9,224	10,390
Other accrued liabilities	56,924	53,851	58,174
Total current liabilities	344,495	572,231	386,642
Long-term debt	906,299	685,361	698,862
Deferred income taxes	318,545	268,797	250,833
Deferred management incentive and other compensation	36,997	34,210	28,702
Other postretirement benefits	58,189	55,048	52,465
Minority interest in a consolidated subsidiary	95,144	103,626	67,979
Other noncurrent liabilities	34,281	37,805	30,357
Total liabilities	1,793,950	1,757,078	1,515,840
Other commitments and contingent liabilities (Note 11)
Shareholders' equity
Common stock, $1 par value	139,705	139,705	139,705
Capital in excess of par value	35,638	28,359	17,854
Retained earnings	2,015,809	1,884,269	1,749,212
Accumulated other comprehensive loss	(8,083)	0	0
Total	2,183,069	2,052,333	1,906,771
Less cost of stock in treasury	578,795	580,837	583,118
Total shareholders' equity	1,604,274	1,471,496	1,323,653
Total	$3,398,224	$3,228,574	$2,839,493
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2001	2000	1999
Amounts in thousands
Operating Activities
Net earnings	$222,680	$219,893	$239,693
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	278,209	232,365	207,108
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	43,168	(31,775)	32,977
Inventories	(15,628)	(8,448)	(11,529)
Deferred income taxes	(8,383)	8,274	(28,007)
Prepaid expenses	6,786	(3,021)	(294)
Investments and long-term receivables	220	(8,721)	(22,164)
Deferred charges and other assets	(17,518)	(11,915)	(5,451)
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	9,836	(11,288)	3,717
Trade payables, accruals, etc.	(41,148)	13,414	(32,240)
Deferred income taxes	43,292	17,947	24,015
Other noncurrent liabilities	(6,078)	10,540	(2,102)
Other, net	(5,174)	(9,108)	(2,754)
Net cash provided by operating activities	510,262	418,157	402,969
Investing Activities
Purchases of property, plant and equipment	(286,854)	(340,409)	(314,650)
Payment for businesses acquired, net of acquired cash	(138,794)	(265,081)	(780,440)
Proceeds from sale of property, plant and equipment	38,990	62,349	103,067
Withdrawal of earnings from nonconsolidated companies	0	13,227	16,134
Net cash used for investing activities	(386,658)	(529,914)	(975,889)
Financing Activities
Net borrowings (payments) - commercial paper and bank lines of credit	(226,450)	168,635	91,342
Payment of short-term debt	(6,765)	(6,075)	(96,276)
Payment of long-term debt	0	(8,000)	(1,180)
Proceeds from issuance of long-term debt	238,560	0	496,875
Purchases of common stock	0	0	(12,508)
Dividends paid	(91,080)	(84,765)	(78,730)
Contribution from minority interest of consolidated subsidiary	0	35,648	36,064
Other, net	7,657	8,756	9,607
Net cash provided by (used for) financing activities	(78,078)	114,199	445,194
Net increase (decrease) in cash and cash equivalents	45,526	2,442	(127,726)
Cash and cash equivalents at beginning of year	55,276	52,834	180,560
Cash and cash equivalents at end of year	$100,802	$55,276	$52,834
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2001	2000			1999
Amounts and shares in thousands, except per share data
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2001, 2000 and 1999
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		28,359		17,854		0
Distributions under stock-based incentive plans, net of tax benefit		7,279		9,437		9,081
Treasury stock issued for acquisition		0		1,068		8,773
Balance at end of year		35,638		28,359		17,854
Retained earnings
Balance at beginning of year		1,884,269		1,749,212		1,588,145
Net earnings		222,680		219,893		239,693
Cash dividends on common stock		(91,080)		(84,765)		(78,730)
Other		(60)		(71)		104
Balance at end of year		2,015,809		1,884,269		1,749,212
Accumulated other comprehensive loss, net of taxes
Fair value adjustment to cash flow hedges:
Balance at beginning of year		0		0		0
Cumulative effect of change in accounting principle		3,828		0		0
Fair value adjustment to cash flow hedges, net of reclassification adjustment		(11,911)		0		0
Balance at end of year		(8,083)		0		0
Common stock held in treasury
Balance at beginning of year	(38,661)	(580,837)	(38,970)	(583,118)	(39,109)	(574,150)
Purchase of common shares	0	0	0	0	(336)	(12,508)
Treasury stock issued for acquisitions	0	0	32	232	242	1,806
Distributions under stock-based incentive plans	276	2,042	277	2,049	233	1,734
Balance at end of year	(38,385)	(578,795)	(38,661)	(580,837)	(38,970)	(583,118)
Total		$1,604,274		$1,471,496		$1,323,653
Reconciliation of comprehensive income (loss):
Net earnings		$222,680		$219,893		$239,693
Other comprehensive loss		(8,083)		0		0
Total comprehensive income		$214,597		$219,893		$239,693
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies
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

Depreciation, Depletion and Amortization
Depreciation is computed by the straight-line method at rates based upon the estimated service lives (ranging from 3 to 30 years) of the various classes of assets, which include machinery and equipment, buildings and land improvements. Amortization of capitalized leases is included with depreciation expense.

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

Fair Value of Financial Instruments
The carrying values of the Company's cash equivalents, accounts and notes receivable, trade payables, accrued expenses and notes payable approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 4 and 5, respectively.

Derivative Instruments
The Company uses derivative instruments, primarily commodity price swap contracts, to manage volatility related to natural gas prices. The Company does not use derivative financial instruments for speculative or trading purposes.

Impairment of Long-lived Assets
The Company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company periodically reviews the appropriateness of the estimated useful lives of its long-lived assets.

Revenue Recognition
Revenue is generally recognized at the time a sale transaction is completed, as evidenced by either delivery of goods or performance of services, and collectibility of the sales proceeds is reasonably assured. Total revenues generally include sales of products or services to customers, net of any discounts, and third-party delivery costs billed to customers.

Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development.

Repairs and maintenance are charged to costs and operating expenses. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized.

The Company accrues the estimated cost of reclamation over the life of the reserves based on tons sold in relation to total estimated tons.

Insurance
The Company is self-insured for losses related to workers' compensation up to $1,000,000 per occurrence, and automotive and general/product liability up to $2,000,000 per occurrence. The Company has excess coverage on a per occurrence basis beyond these deductible levels. Losses under these self-insurance programs are accrued based upon the Company's estimates of the liability for claims using certain actuarial assumptions from the insurance industry and based on the Company's experience.

Environmental Compliance
The Company incurs environmental compliance costs, particularly in its Chemicals segment. These costs include maintenance and operating costs with respect to pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when determined to represent a probable loss and the cost can be reasonably estimated. There can be no assurance that the ultimate resolution of these matters will not differ materially from the Company's estimates.

Assessments, Claims and Litigation
From time to time, the Company is involved with assessments, claims and litigation. The Company uses both in-house and outside legal counsel to assess the probability of loss. Generally, the Company establishes an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Accruals for remediation efforts are recorded no later than the time a feasibility study is undertaken and the Company commits to a formal plan of action. Additionally, legal fees associated with these matters are accrued at the time such claims are made. There can be no assurance that the ultimate resolution of these assessments, claims and litigation will not differ materially from the Company's estimates.

Minority Interest
Minority interest reflected in the accompanying Consolidated Statements of Earnings consists of the minority partner's share of the Chloralkali joint venture's pretax income or loss.

Income Taxes
Annual provisions for income taxes are based primarily on reported earnings before income taxes and include appropriate provisions for deferred income taxes resulting from the tax effect of the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. In addition, such provisions reflect adjustments for the following items:

- permanent differences, principally the excess of percentage depletion over the tax basis of depletable properties
- an estimate of additional cost that may be incurred, including interest on deficiencies but excluding adjustments representing temporary differences, upon final settlement of returns after audit by various taxing authorities
- balances or deficiencies in prior year provisions that become appropriate as audits of those years progress

Comprehensive Income
The Company reports comprehensive income in its Consolidated Statements of Shareholders' Equity. Comprehensive income represents charges and credits to equity from nonowner sources. Comprehensive income is composed of two subsets: net earnings and other comprehensive income. Included in other comprehensive income for the Company are cumulative fair value adjustments related to cash flow hedges.

Earnings Per Share (EPS)
The Company reports two separate earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the average common shares outstanding (basic EPS) or average common shares outstanding assuming dilution (diluted EPS), as detailed below (in thousands of shares):

	2001	2000	1999
Weighted-average common shares outstanding	101,445	101,037	100,895
Dilutive effect of:
Stock options	980	849	858
Performance shares and other	72	126	437
Weighted-average common shares outstanding, assuming dilution	102,497	102,012	102,190

All dilutive common stock equivalents are reflected in the Company's earnings per share calculations. Antidilutive common stock equivalents as of December 31 were as follows: 2001 - 2,152; 2000 - 962,885; and 1999 - 869,752.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (FAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142). These statements will be adopted effective January 1, 2002, and while the ultimate impact of the new standards is yet to be determined, goodwill amortization expense is expected to be reduced by approximately $27 million annually. FAS 141 applies to all business combinations initiated after June 30, 2001 and requires the purchase method of accounting for business combinations, thereby prohibiting the pooling-of-interest method. Additionally, it requires the initial recognition of acquired intangible assets apart from goodwill and specifies disclosures regarding a business combination. FAS 142 is effective for fiscal years beginning after December 15, 2001. Under this pronouncement, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed at least annually for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives with no set maximum life. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 were reassessed and the remaining amortization periods adjusted accordingly.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires the liability associated with asset retirement obligations to be recorded at fair value when incurred and the associated asset retirement obligation costs to be capitalized as part of the carrying value of the long-lived assets. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company is currently evaluating FAS 143 and has not yet determined its impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of, whether previously held or newly acquired. This statement will be adopted effective January 1, 2002. The Company is currently evaluating FAS 144 and has not yet determined its impact on the Company's consolidated financial statements.

Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates these estimates and judgments on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions.

Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2001 presentation.

Note 2.  Inventories
Inventories at December 31 are as follows (in thousands of dollars):

	2001	2000	1999
Finished products	$176,940	$155,258	$131,032
Raw materials	13,284	15,578	13,735
Products in process	564	1,020	933
Operating supplies and other	37,627	27,188	33,034
Total inventories	$228,415	$199,044	$178,734

The above amounts include inventories valued under the LIFO method totaling $143,531,000, $129,237,000 and $123,268,000 at December 31, 2001, 2000 and 1999, respectively. Estimated current cost exceeded LIFO cost at December 31, 2001, 2000 and 1999 by $44,620,000, $39,836,000 and $35,225,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $2,940,000 ($0.03 per share effect) in 2001, an increase of $2,880,000 ($0.03 per share effect) in 2000 and an increase of $197,000 (no per share effect) in 1999.

Note 3.  Property, Plant and Equipment
Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2001	2000	1999
Land and land improvements	$681,330	$634,982	$609,578
Buildings	122,768	108,520	97,057
Machinery and equipment	3,011,781	2,644,619	2,246,314
Leaseholds	6,627	6,355	7,049
Construction in progress	121,448	101,728	189,899
Total	3,943,954	3,496,204	3,149,897
Less allowances for depreciation, depletion and amortization	1,943,924	1,647,570	1,510,182
Property, plant and equipment, net	$2,000,030	$1,848,634	$1,639,715

The Company capitalized interest costs of $2,746,000 in 2001, $6,150,000 in 2000 and $4,445,000 in 1999 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $64,026,000 in 2001, $54,237,000 in 2000 and $53,021,000 in 1999.

Note 4.  Derivative Instruments
Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The cumulative effect of adopting this statement was $6,276,000, net of income tax expense of $2,448,000, related to the Company's natural gas over-the-counter commodity price swap contracts.

Natural gas used by the Company in its Chemicals segment is subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The Company uses over-the-counter commodity price swap contracts to manage the volatility related to future natural gas purchases. These instruments have been designated as effective cash flow hedges in accordance with FAS 133. Accordingly, the fair value of the open contracts, which extend through December 2003, has been reflected as a component of other comprehensive loss of $13,307,000, net of income tax benefit of $5,224,000, in the Company's consolidated financial statements as of December 31, 2001. If market prices for natural gas remained at the December 31, 2001 level, $7,100,000 of this total loss would be classified into earnings within the next 12 months. No cash flow hedges were discontinued and there was no impact to earnings due to hedge ineffectiveness during the 12 months ended December 31, 2001.

Note 5.  Credit Facilities, Notes Payable and Long-term Debt
Notes payable at December 31 is summarized as follows (in thousands of dollars):

	2001	2000	1999
Commercial paper	$0	$249,130	$91,556
Bank borrowings	43,879	21,201	1,939
Other notes payable	0	0	8,200
Total notes payable	$43,879	$270,331	$101,695

At year-end 2001, the Company had no commercial paper outstanding. The comparable year-end amounts and weighted-average interest rates for 2000 and 1999 were $249,130,000 at 6.57% and $91,556,000 at 5.91%, respectively.

The Company had in place unused committed lines of credit with a group of banks that provide for borrowings of up to $300,000,000. The agreement pertaining to $200,000,000 is scheduled to expire in March 2002; the agreement pertaining to $100,000,000 is scheduled to expire in March 2003. The Company expects to renew the one-year credit line expiring in March 2002 in full, and expand and extend the 2003 bank lines of credit to $150,000,000 and 2007, respectively. Interest rates are determined at the time of borrowing based on current market conditions.

As of December 31, 2001, the Company's Chloralkali joint venture had an uncommitted bank line of credit with a foreign bank in the amount of $45,000,000, of which $43,000,000 was drawn. The interest rate on this note is a floating rate based on the London Interbank Offered Rate (LIBOR) plus 35 basis points. As a joint venture partner, the Company guaranteed a portion of the amounts borrowed under the credit line on a several basis, which reflects its pro rata ownership interest (51%). At December 31, 2001, the Company was in compliance with the minimum net worth covenant contained in the attendant credit agreement.

A foreign subsidiary of the Company maintains a credit line with a foreign bank, which provides for short-term borrowings up to $5,000,000. At December 31, 2001, $879,000 was outstanding under this agreement and bears interest at a rate of 2.35%. The comparable year-end amounts and interest rates for 2000 and 1999 were $1,201,000 at 5.88% and $1,939,000 at 5.21%, respectively.

All lines of credit extended to the Company in 2001, 2000 and 1999 were based solely on a commitment fee, thus no compensating balances were required. In the normal course of business, the Company maintains balances for which it is credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, the Company pays the fee equivalent for the differences.

Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2001	2000	1999
6.40% 5-year notes issued 2001	$240,000	$0	$0
5.75% 5-year notes issued 1999	250,000	250,000	250,000
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes*	122,112	123,741	125,541
Medium-term notes	38,000	43,000	56,000
Tax-exempt bonds	17,000	17,000	17,000
Other notes	9,485	10,691	9,274
Unamortized discount	(3,034)	(2,315)	(2,778)
Total debt excluding notes payable	$923,563	$692,117	$705,037
Less current maturities of long-term debt	17,264	6,756	6,175
Total long-term debt	$906,299	$685,361	$698,862
Estimated fair value of long-term debt	$934,569	$675,767	$660,589
*Includes a purchase accounting adjustment. The stated principal amount of the private placement notes is $115,000,000.

During 2001, the Company accessed the public debt market by issuing $240,000,000 of five-year notes with a 6.40% coupon maturing in February 2006. The discount from par recorded on these notes is being amortized over the lives of the notes.

During 1999, the Company accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two tranches of $250,000,000 each. The 5.75% coupon notes mature in April 2004 and the 6.00% notes mature in April 2009. The combined discount from par recorded on these notes is being amortized over the lives of the notes.

The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes begin in December 2003 and end December 2011. The Company entered into an agreement with the noteholders effective February 1999 whereby it guaranteed the payment of principal and interest.

During 1991, the Company issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $38,000,000 in notes outstanding as of December 31, 2001 have a weighted-average maturity of 8.2 years with a weighted-average interest rate of 8.64%.

The $17,000,000 of tax-exempt bonds consists of variable-rate obligations of $8,200,000 maturing in 2009 and fixed-rate obligations of $8,800,000. In 2001, the Company exercised its call options for early redemption of the two fixed-rate bond issues: (1) $3,000,000 of 7.50% coupon bonds maturing in 2011 and (2) $5,800,000 of 6.375% coupon bonds maturing in 2012. The aforementioned bonds were called and redeemed on January 2 and February 1, 2002, respectively.

Other notes of $9,485,000 were issued at various times to acquire land or businesses.

The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2001 are: 2002 - $17,264,000; 2003 - $41,205,000; 2004 - $256,220,000; 2005 - $3,237,000; and 2006 - $272,623,000.

The Company's debt agreements do not subject it to contractual restrictions with regard to working capital or the amount it may expend for cash dividends and purchases of its stock. Pursuant to a provision in the Company's bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%. The total debt to total capitalization ratio was 37.6% as of December 31, 2001; 39.5% as of December 31, 2000; and 37.9% as of December 31, 1999.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows using interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates presented are based on information available to management as of December 31, 2001, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

Note 6.  Operating Leases
Total rental expense, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2001	2000	1999
Minimum rentals	$33,515	$28,511	$26,145
Contingent rentals (based principally on usage)	15,667	16,223	15,920
Total	$49,182	$44,734	$42,065

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 2001 are payable as follows: 2002 - $21,114,000; 2003 - $16,603,000; 2004 - $13,344,000; 2005 - $11,678,000; 2006 - $9,393,000; and aggregate $43,456,000 thereafter. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

Note 7.  Accrued Environmental and Reclamation Costs
The Company's Consolidated Balance Sheets as of December 31 include accrued environmental cleanup costs by segment, as follows: Chemicals 2001 - $5,766,000, 2000 - $5,919,000 and 1999 - $5,406,000; Construction Materials 2001 - $7,640,000, 2000 - $7,858,000 and 1999 - $3,394,000. The accrued environmental cleanup costs in the Construction Materials segment relate to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively.

The Company's Consolidated Balance Sheets as of December 31 include accrued land reclamation costs for the Construction Materials segment of $26,091,000 in 2001, $23,963,000 in 2000 and $23,559,000 in 1999. These accrued costs relate to the acquired CalMat facilities.

Note 8.  Income Taxes
The components of earnings before income taxes are as follows (in thousands of dollars):

	2001	2000	1999
Domestic	$312,891	$308,271	$343,625
Foreign	11,162	3,967	7,936
Total	$324,053	$312,238	$351,561

Provisions for income taxes consist of the following (in thousands of dollars):

	2001	2000	1999
Current:
Federal	$59,754	$48,585	$79,443
State and local	9,574	6,592	11,048
Foreign	1,038	209	217
Total	70,366	55,386	90,708
Deferred:
Federal	25,532	28,841	18,535
State and local	5,348	8,146	2,630
Foreign	127	(28)	(5)
Total	31,007	36,959	21,160
Total provision	$101,373	$92,345	$111,868

The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2001	2000	1999
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(7.0)	(7.1)	(5.9)
State and local income taxes, net of federal income tax benefit	3.0	3.0	2.5
Amortization of goodwill	1.7	1.5	1.4
Miscellaneous items	(1.4)	(2.8)	(1.2)
Effective tax rate	31.3%	29.6%	31.8%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

	2001	2000	1999
Deferred tax assets related to:
Postretirement benefits	$23,102	$21,880	$20,876
Reclamation and environmental accruals	11,714	10,748	11,342
Accounts receivable, principally allowance for doubtful accounts	4,611	4,845	4,911
Inventory adjustments	5,212	5,745	7,906
Deferred compensation, vacation pay and incentives	19,520	18,180	25,035
Other items	20,475	16,141	8,808
Total deferred tax assets	84,634	77,539	78,878
Deferred tax liabilities related to:
Fixed assets	313,105	273,623	255,947
Pensions	16,288	10,703	6,448
Other items	20,746	17,353	14,385
Total deferred tax liabilities	350,139	301,679	276,780
Net deferred tax liability	$265,505	$224,140	$197,902

Note 9.  Pension and Postretirement Benefit Plans
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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

	2001	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$350,815	$323,530	$344,758
Service cost	15,064	14,819	14,961
Interest cost	25,937	24,579	21,135
Amendments	2,565	3,114	0
Actuarial (gain) loss	(2,884)	2,015	(40,757)
Benefits paid	(18,234)	(17,242)	(16,567)
Benefit obligation at end of year	$373,263	$350,815	$323,530
Change in plan assets:
Fair value of assets at beginning of year	$553,115	$502,621	$445,553
Actual return on plan assets	(66,886)	66,985	72,865
Employer contribution	977	751	770
Benefits paid	(18,234)	(17,242)	(16,567)
Fair value of assets at end of year	$468,972	$553,115	$502,621
Funded status	$95,709	$202,300	$179,091
Unrecognized net transition asset	0	(957)	(2,678)
Unrecognized net actuarial gain	(95,767)	(210,436)	(190,164)
Unrecognized prior service cost	14,509	13,694	12,778
Net amount recognized	$14,451	$4,601	$(973)
Amounts recognized in the Consolidated Balance Sheets:
Prepaid benefit cost	$43,767	$39,764	$37,238
Accrued benefit liability	(29,316)	(35,163)	(38,211)
Net amount recognized	$14,451	$4,601	$(973)

	2001	2000	1999
Components of net periodic pension cost (income):
Service cost	$15,064	$14,819	$14,961
Interest cost	25,937	24,579	21,135
Expected return on plan assets	(41,645)	(36,973)	(32,505)
Amortization of transition asset	(957)	(1,721)	(2,382)
Amortization of prior service cost	1,750	2,198	1,892
Recognized actuarial gain	(9,022)	(7,725)	(1,977)
Net periodic pension cost (income)	$(8,873)	$(4,823)	$1,124
Weighted-average assumptions as of December 31:
Discount rate	7.25%	7.25%	7.50%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)	4.25%	4.25%	4.25%

Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. The Company also sponsors an unfunded, nonqualified pension plan. The projected benefit obligation, accumulated benefit obligation and fair value of assets for this plan were: $14,367,000, $10,115,000 and $0 as of December 31, 2001; $16,516,000, $10,850,000 and $0 as of December 31, 2000; and $16,585,000, $11,064,000 and $0 as of December 31, 1999.

Certain of the Company's hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $5,844,000 in 2001, $5,930,000 in 2000 and $7,038,000 in 1999. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Twenty-nine percent of the hourly labor force were covered by collective bargaining agreements. Of the hourly workforce covered by collective bargaining agreements, 40% are covered by agreements that expire in 2002.

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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

	2001	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$56,212	$54,320	$50,932
Service cost	2,364	1,991	1,964
Interest cost	3,883	3,766	3,480
Amendments	(3,159)	(2,271)	7,946
Actuarial (gain) loss	(1,461)	1,123	(7,334)
Benefits paid	(2,632)	(2,717)	(2,668)
Benefit obligation at end of year	$55,207	$56,212	$54,320
Change in plan assets:
Fair value of assets at beginning of year	$3,507	$3,488	$3,484
Actual return on plan assets	(348)	119	128
Amendments	(3,159)	0	0
Employer contribution	0	0	0
Benefits paid	0	(100)	(124)
Fair value of assets at end of year	$0	$3,507	$3,488
Funded status	$(55,207)	$(52,705)	$(50,832)
Unrecognized net gain	(1,001)	(134)	(1,482)
Unrecognized prior service cost	(1,981)	(2,209)	(151)
Net amount recognized	$(58,189)	$(55,048)	$(52,465)
Amounts recognized in the Consolidated Balance Sheets:
Accrued benefit liability	$(58,189)	$(55,048)	$(52,465)

	2001	2000	1999
Components of net periodic postretirement benefit cost:
Service cost	$2,364	$1,991	$1,964
Interest cost	3,883	3,766	3,480
Expected return on plan assets	(245)	(244)	(244)
Amortization of prior service cost	(228)	(213)	(11)
Recognized actuarial loss	0	0	0
Net periodic postretirement benefit cost	$5,774	$5,300	$5,189

During 2001, the Company used the assets available for retiree life insurance to purchase policies for retirees covered under the program.

The weighted-average discount rates used as of December 31, 2001, 2000 and 1999 were 7.25%, 7.25% and 7.50%, respectively. For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the health care cost trend rates were increased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2001 would have increased by $5,220,000, and the aggregate of the service and interest cost for 2001 would have increased by $722,000. Similarly, if the health care cost trend rates were decreased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2001 would have decreased by $4,556,000, and the aggregate of the service and interest cost for 2001 would have decreased by $618,000.

Note 10.  Incentive Plans
Stock-based Compensation Plans
The Company's 1996 Long-term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, deferred stock units, dividend equivalents and other awards valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is 0.95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Deferred stock unit awards were granted beginning in 2001. These awards vest ratably over years 6 through 10 from the date of grant. During 2001, 103,100 deferred stock units were granted and vesting will begin in 2007.

Stock options issued during the years 1996 through 2001 were granted at the fair market value of the stock on the date of the grant. They vest ratably over 5 years and expire 10 years subsequent to the grant.

Performance share awards were granted through 1995. As of December 31, 2001, none of these awards were outstanding and no further payments were due. These awards were based on the achievement of established performance goals, and the majority of the awards vested over five years. Expense provisions referable to these awards amounted to $0 in 2001, $3,451,000 in 2000 and $3,313,000 in 1999. Expense provisions were affected by changes in the market value of the Company's common stock and performance versus a preselected peer group.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, "Accounting for Stock-based Compensation" (FAS 123), and has been determined as if the Company had accounted for its employee stock options and performance share awards under the fair value method of that statement. The fair value for performance share awards was based on a discounted fair market value of the Company's stock at grant date. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2001, 2000 and 1999 as presented below:

	2001	2000	1999
Risk-free interest rate	4.85%	6.78%	5.21%
Dividend yields	2.00%	1.98%	1.70%
Volatility factors of the expected market price of the Company's common stock	23.82%	25.54%	21.35%
Weighted-average expected life of the option	5 years	5 years	5 years

For purposes of pro forma disclosures, the estimated fair value of the options and performance share awards is amortized to expense over the options' vesting period. The effects of applying FAS 123 on a pro forma basis would have decreased net earnings by approximately $4,227,000 in 2001, $1,691,000 in 2000 and $1,253,000 in 1999. For 2001, the impact on basic and diluted earnings per share would have been a $0.05 and $0.04 decrease, respectively. The impact on both basic and diluted earnings per share in 2000 would have been a $0.02 decrease. Similarly, the impact on basic and diluted earnings per share in 1999 would have been a $0.02 decrease.

A summary of the Company's stock option activity; related information as of December 31, 2001, 2000 and 1999; and changes during each year is presented below:
	2001		2000		1999
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	5,157,958	$32.16	4,092,846	$28.96	3,248,640	$24.04
Granted at fair value	1,093,600	$44.93	1,238,000	$42.34	963,400	$45.17
Exercised	(247,338)	$22.49	(88,048)	$22.04	(60,109)	$22.03
Forfeited	(64,095)	$42.41	(84,840)	$36.87	(59,085)	$29.47
Outstanding at year end	5,940,125	$34.80	5,157,958	$32.16	4,092,846	$28.96
Options exercisable at year end	2,945,545	$27.96	2,117,758	$24.71	1,405,331	$21.73
Weighted-average grant date fair value of each option granted during the year	$7.26		$8.25		$7.27

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:
	Options Outstanding			Options Exercisable
	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price

Range of Exercise Price
$18.58 - $19.73	894,298	4.38	$18.86	894,298	$18.86
$21.31	996,782	5.12	$21.31	824,897	$21.31
$29.20 - $32.95	872,625	6.12	$32.94	556,635	$32.94
$42.34 - $42.48	1,168,760	8.11	$42.34	236,940	$42.34
$43.75 - $45.63	948,660	7.16	$45.15	432,475	$45.13
$44.90	1,055,500	9.11	$44.90	0	$0
$47.44 - $48.78	3,500	9.13	$48.20	300	$47.44
Total/Average	5,940,125	6.78	$34.80	2,945,545	$27.96

Cash-based Compensation Plans
The Company has incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $6,893,000 in 2001, $8,546,000 in 2000 and $6,832,000 in 1999.

Note 11.  Other Commitments and Contingent Liabilities
The Company has commitments in the form of unconditional purchase obligations as of December 31, 2001. These include commitments for the purchase of property, plant and equipment of $38,025,000 and commitments for noncapital purchases of $81,712,000. The commitments for the purchase of property, plant and equipment are due in 2002; the commitments for noncapital purchases are due as follows: 2002, $21,889,000; 2003-2004, $28,721,000; 2005-2006, $18,452,000; and aggregate $12,650,000 thereafter.

The Company has commitments in the form of contractual obligations related to its mineral royalties as of December 31, 2001 in the amount of $72,857,000, due as follows: 2002, $7,009,000; 2003-2004, $12,891,000; 2005-2006, $8,921,000; and aggregate $44,036,000 thereafter.

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

Note 12.  Shareholders' Equity
A total of 42,511,981 shares has been purchased at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 8,473,988 as of December 31, 2001. No shares were purchased in 2001.

Note 13.  Other Comprehensive Income (Loss)
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established new rules for the reporting of comprehensive income and its components in the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets: net earnings and other comprehensive income (loss). Other comprehensive income (loss) for the Company is comprised of fair value adjustments to cash flow hedges pertaining to its commodity price swap contracts to purchase natural gas. The Company adopted this pronouncement in the first quarter of 1998. However, prior to 2001, there was no material impact on the Company's financial reporting resulting from this adoption. Effective in 2001, the components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders' Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) at December 31, 2001 is summarized as follows (in thousands of dollars):
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Other comprehensive income (loss), net of taxes:
Cumulative effect of a change in accounting principle	$6,276	$(2,448)	$3,828
Fair value adjustment to cash flow hedges	(25,859)	10,120	(15,739)
Less reclassification adjustment for losses included in net earnings	6,276	(2,448)	3,828
Net fair value adjustment to cash flow hedges	(19,583)	7,672	(11,911)
Total other comprehensive loss, net of taxes	$(13,307)	$5,224	$(8,083)

Note 14.  Segment Data
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

The Construction Materials segment produces and sells aggregates and related products and services in seven regional divisions. These divisions have been aggregated for reporting purposes. During 2001, the Company had sales in 22 states, the District of Columbia, Mexico, Aruba, Chile and the Cayman Islands. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

The Chemicals segment is organized into two business units: Chloralkali and Performance Chemicals. The Chloralkali business unit produces and sells chlorine, caustic soda, hydrochloric acid, potassium chemicals and chlorinated organic chemicals principally to the chemical processing, polymer, refrigerant, foam-blowing, food and pharmaceutical, pulp and paper, textile and water management industries. The Performance Chemicals business unit offers specialty and custom chemical products, services, technologies and manufacturing capabilities for a variety of customer needs in a number of industries, including pulp and paper and water management. These business units have been aggregated for reporting purposes.

Because the majority of the Company's activities are domestic, assets outside the United States are not material. The Construction Materials segment sells a relatively small amount of construction aggregates outside the United States. Nondomestic net sales in the Construction Materials segment were $5,519,000 in 2001, $26,000 in 2000 and $27,000 in 1999. The Chemicals segment sells to customers outside the United States primarily in Asia, South America and Europe. This segment's net sales to foreign customers were $83,121,000 in 2001, $58,800,000 in 2000 and $58,200,000 in 1999.

Segment Financial Disclosure
Amounts in millions	2001	2000	1999
Net Sales
Construction Materials	$2,113.6	$1,885.9	$1,810.6
Chemicals	641.7	605.8	545.2
Total	$2,755.3	$2,491.7	$2,355.8
Total Revenues
Construction Materials	$2,331.9	$2,083.8	$2,008.2
Chemicals	688.1	660.8	599.6
Total	$3,020.0	$2,744.6	$2,607.8
Earnings (Loss) Before Interest and Income Taxes
Construction Materials	$400.5	$375.7	$370.0
Chemicals	(19.6)	(20.1)	25.8
Total	$380.9	$355.6	$395.8
Identifiable Assets
Construction Materials	$2,594.9	$2,375.2	$2,101.3
Chemicals	611.1	639.5	547.7
Identifiable assets	3,206.0	3,014.7	2,649.0
Investment in nonconsolidated companies	1.4	59.5	65.3
General corporate assets	90.0	99.1	72.4
Cash items	100.8	55.3	52.8
Total	$3,398.2	$3,228.6	$2,839.5
Depreciation, Depletion and Amortization
Construction Materials	$212.5	$177.6	$160.7
Chemicals	65.7	54.8	46.4
Total	$278.2	$232.4	$207.1
Capital Expenditures
Construction Materials	$230.6	$213.5	$200.0
Chemicals	57.6	132.9	118.1
Total	$288.2	$346.4	$318.1
Net Sales by Product
Construction Materials
Aggregates	$1,483.0	$1,248.1	$1,193.0
Asphaltic products and placement	342.8	328.5	289.9
Ready-mixed concrete	186.2	201.6	206.6
Other	101.6	107.7	121.1
Total	$2,113.6	$1,885.9	$1,810.6
Chemicals
Chloralkali - Inorganic	$264.8	$192.0	$149.0
Chloralkali - Organic	213.5	238.8	209.7
Performance Chemicals	163.4	175.0	186.5
Total	$641.7	$605.8	$545.2

Note 15.  Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):
	2001	2000	1999
Cash payments:
Interest (exclusive of amount capitalized)	$55,484	$49,253	$39,079
Income taxes	57,408	70,615	85,756
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	30,505	16,742	480,087
Fair value of stock issued	0	1,300	10,580
Debt issued in purchase of assets, net of liabilities	0	3,421	8,645

Note 16.  Acquisitions
Early in 2001, the Company acquired all of its former joint venture partner's, Empresas ICA Sociedad Controladora, S.A. de C.V. (ICA), interests in the companies that made up the former Vulcan/ICA joint venture for $121,100,000 in cash subject to certain adjustments. These companies produce aggregates on the Yucatan Peninsula and transport and sell them in various markets primarily along the U.S. Gulf Coast. The acquisition resulted in Vulcan becoming the sole owner of the joint venture companies, known collectively as the Crescent Market Companies. The businesses of these companies include:

- a limestone quarry, aggregates processing plant, deepwater harbor and other properties located on the east coast of Mexico's Yucatan Peninsula
- aggregates transportation involving two ships used to transport aggregates from Mexico to the United States and the Caribbean Basin
- aggregates production and various distribution facilities primarily on the Gulf Coast, as well as two aggregates production facilities in Florida and a fine-grind plant in Texas

In addition to the three large acquisitions (Crescent Market Companies in 2001 for $121,100,000, Tarmac in 2000 for $226,900,000 plus related working capital and CalMat in 1999 for $748,579,000), at various dates during 2001, 2000 and 1999 the Company acquired several smaller companies. The combined purchase prices for these years were approximately $18,000,000, $11,000,000 and $56,000,000, respectively. With the exception of the three aforementioned large acquisitions, funds for the purchases were primarily provided by internally generated cash flows or stock issuances. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.

All the 2001, 2000 and 1999 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2000 and 1999, respectively, on a pro forma basis, revenue, net income and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2000 and 1999.

Goodwill and the allowances for amortization at December 31 are as follows (in thousands of dollars):

	2001	2000	1999
Goodwill	$681,289	$627,896	$499,861
Less allowances for amortization	92,727	65,852	45,078
Goodwill, net	$588,562	$562,044	$454,783

Net Sales, Total Revenues, Net Earnings and Earnings Per Share
Vulcan Materials Company and Subsidiary Companies

Amounts in millions, except per share data	2001	2000
Net Sales
First quarter	$569.1	$515.0
Second quarter	760.5	665.2
Third quarter	766.0	681.2
Fourth quarter	659.7	630.3
Total	$2,755.3	$2,491.7
Total Revenues
First quarter	$620.4	$565.4
Second quarter	828.3	732.9
Third quarter	843.1	753.0
Fourth quarter	728.2	693.3
Total	$3,020.0	$2,744.6
Gross Profit
First quarter	$85.5	$99.2
Second quarter	198.9	174.1
Third quarter	211.9	180.8
Fourth quarter	153.2	129.6
Total	$649.5	$583.7
Net Earnings (Loss)
First quarter	$5.7	$23.3
Second quarter	79.6	76.1
Third quarter	92.2	86.0
Fourth quarter	45.2	34.5
Total	$222.7	$219.9
Basic Earnings (Loss) Per Share
First quarter	$0.06	$0.23
Second quarter	0.79	0.75
Third quarter	0.91	0.85
Fourth quarter	0.44	0.34
Full year	$2.20	$2.18
Diluted Earnings (Loss) Per Share
First quarter	$0.06	$0.23
Second quarter	0.78	0.75
Third quarter	0.90	0.84
Fourth quarter	0.44	0.34
Full year	$2.17	$2.16

Financial Terminology
Acquisitions
The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.

Capital Employed
The sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and debt.

Capital Expenditures
Capital expenditures include capitalized replacements of and additions to property, plant and equipment, including capitalized leases, renewals and betterments. Capital expenditures exclude the property, plant and equipment obtained by business acquisitions. Each segment's capital expenditures include allocated corporate amounts.

The Company classifies its capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc.

Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs, that are expensed currently. Such expenditures are made on a continuing basis and at significant levels in each of the Company's segments. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

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

Segment Earnings
Earnings before net interest and income taxes and after allocation of corporate expenses and income, and after assignment of equity income to the segments with which it is related in terms of products and services. Allocations are based on average capital employed and net sales.

Short-term Debt
The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.

Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end-of-year data.