Form 10-K, Exhibit 13
period 2002-12-31
VULCAN MATERIALS CO
filed 2003-03-28
CIK 103973

Exhibit (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Vulcan is the nation's foremost producer of construction aggregates, a major producer of asphalt and ready-mixed concrete and a chemicals manufacturer, producing chloralkali and other industrial chemicals. We operate through two business segments: Construction Materials and Chemicals. The following is a discussion and analysis of the results of operations and the financial condition of the Company. This discussion and analysis should be read in connection with the historical financial information included in the consolidated financial statements and their notes.

The comparative analysis in this Management's Discussion and Analysis of Results of Operations and Financial Condition is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews the Company's results of operations.

Results of Operations
2002 vs. 2001
Vulcan's 2002 net sales of $2.545 billion were down 8% from the 2001 record of $2.755 billion. Net earnings were $169.9 million, or $1.66 per diluted share, as compared with net earnings and diluted earnings per share of $222.7 million and $2.17, respectively, in 2001. Earnings before interest and income taxes equaled $309.1 million, down 19% from last year's amount of $380.9 million. Sales volume and earnings in both segments were negatively impacted by economic weakness, particularly in private nonresidential construction and in the industrial manufacturing sector.

Excluding the accounting change related to the mandatory adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (FAS 142), and the resulting impairment of Performance Chemicals' goodwill of $20.5 million, 2002 earnings before cumulative effect of accounting change and diluted earnings before cumulative effect of accounting change per share were $190.4 million and $1.86, respectively. As FAS 142 also eliminated the amortization of goodwill, excluding goodwill amortization in 2001 would have resulted in prior-year adjusted net earnings of $244.8 million, or $2.39 per diluted share. In summary, the impact of the adoption of FAS 142 was slightly favorable to net earnings as the elimination of goodwill amortization more than offset the goodwill impairment charge.

2001 vs. 2000
Vulcan's 2001 net sales of $2.755 billion were at a record level, up 11% from the 2000 total of $2.492 billion. Net earnings and diluted earnings per share were $222.7 million and $2.17, respectively. The comparable 2000 net earnings and diluted earnings per share were $219.9 million and $2.16, respectively. The 2001 increase in earnings was attributable to the Construction Materials segment, as the Chemicals segment's loss was essentially the same as the prior year's. Earnings before interest and income taxes equaled $380.9 million, up 7% from 2000's amount of $355.6 million.

Construction Materials
2002 vs. 2001
Net sales in the Construction Materials segment of $1.981 billion were down 6% from the 2001 record of $2.114 billion. Aggregates shipments of 217 million tons decreased 8% from the 2001 level, while the average unit selling price increased approximately 2.5%. The reduction in volume was due mainly to the significant weakness in private nonresidential construction.

Segment earnings, which are before interest and income taxes, of $383.2 million for 2002 declined 4% from the record $400.5 million in 2001. This shortfall was primarily due to the reduced volume, offset in part by improved pricing and the elimination of goodwill amortization. This information is summarized below (in millions of dollars):

Construction Materials 2002 vs. 2001
2001 earnings	$400
Aggregates	(30)
Elimination of goodwill amortization	23
Asphalt	(4)
All other	(6)
2002 earnings	$383

Segment earnings as a percentage of net sales remained steady as pricing improvements, cost control and the elimination of goodwill amortization for 2002 offset the effects of the lower volume. The Company continued to achieve operating cost reductions at the former Tarmac and CalMat operations.

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

Construction Materials 2001 vs. 2000
2000 earnings	$376
Aggregates*	20
Asphalt	29
Selling, administrative and general	(24)
All other	(1)
2001 earnings	$400
* Excludes Tarmac/Crescent Market Companies acquisitions.

Chemicals
2002 vs. 2001
Net sales for 2002 totaled $564.5 million, down 12% from the 2001 result of $641.7 million. Pricing for caustic soda was down approximately 50% compared with 2001. Continued softness in the industrial sector of the economy resulted in lower pricing and volume for most chlorinated organic products. At a loss of $74.1 million, segment earnings were down significantly from the 2001 loss of $19.6 million. The 2002 results included approximately $16 million in higher plant costs due primarily to increased spending for plant reliability, efficiency and maintenance. The $14.0 million favorable Performance Chemicals' charges comparison is due to the recording of charges in 2001 referable to certain underperforming operations and marketing arrangements. The Company's joint venture with Mitsui showed improved results due to increased ethylene dichloride (EDC) sales price, improved efficiencies and increased volume for all products. Additionally, the Company commenced commercial operation of a new plant to produce the feedstock for a non-ozone depleting foam-blowing agent replacing a product phased out by the Montreal Protocol. This information is summarized below (in millions of dollars):

Chemicals 2002 vs. 2001
2001 earnings	$(20)
Lower caustic soda pricing	(62)
Lower natural gas costs	13
Increased plant costs	(16)
Lower chlorinated organic pricing	(12)
Performance Chemicals' charges	14
Improved joint venture results	6
Elimination of goodwill amortization	4
All other	(1)
2002 earnings	$(74)

2001 vs. 2000
Net sales of $641.7 million for 2001 were up 6% from the 2000 level of $605.8 million. This growth in net sales reflected the full-year effect of the Chloralkali joint venture and higher caustic soda prices. For the year, Chemicals' loss of $19.6 million approximated the prior year's results. The impact of higher caustic soda pricing was offset primarily by the effects of higher natural gas costs and soft demand for most of the segment's products, due to weak demand from the industrial sector of the economy. The $17.0 million favorable Performance Chemicals' charges resulted from a comparison of charges in 2001 referable to certain underperforming operations and marketing arrangements with charges in 2000, including an arbitration assessment against the Company's subsidiary, Vulcan Chemical Technology, Inc. This information is summarized below (in millions of dollars):

Chemicals 2001 vs. 2000
2000 earnings	$(20)
Higher caustic soda pricing	65
Higher natural gas costs	(21)
Increased plant costs	(16)
Lower chlorinated products pricing and volume, net	(30)
Performance Chemicals' charges	17
All other	(15)
2001 earnings	$(20)

Selling, Administrative and General
Selling, administrative and general expenses of $236.2 million in 2002 decreased 4% from the 2001 level of $245.2 million. This decrease resulted primarily from lower bad debt charges and overhead reduction initiatives in the Chemicals segment. In 2001, selling, administrative and general expenses were up 13% from the 2000 level. This increase resulted primarily from the effect of the consolidation of the Crescent Market Companies, the addition of the Tarmac operations and higher bad debt charges, reflecting the adverse economic climate in the industrial sector of the economy.

Other Operating Costs
Other operating costs of $12.1 million in 2002 decreased $21.7 million from the 2001 level of $33.8 million, primarily due to the elimination of goodwill amortization pursuant to the adoption of FAS 142. In 2001, other operating costs were up $7.6 million from the 2000 level, reflecting higher amortization of goodwill referable to acquisitions.

Minority Interest
Minority interest income of $2.5 million and $8.5 million in 2002 and 2001, respectively, was referable to the minority partner's share of the loss for the Chloralkali joint venture. The $6.0 million decrease in minority interest income was a result of improvement in the Company's joint venture due to increased EDC sales price, improved efficiencies and increased volumes for all products.

Other Income
In 2002, other income, net of other charges, was $14.0 million compared with the 2001 amount of $2.0 million. This increase was primarily due to higher current-year gains on asset sales and prior-year charges related to our Performance Chemicals business unit. In 2001, other income, net of other charges, decreased $5.3 million from the 2000 level. This decrease was due primarily to the consolidation of the Crescent Market Companies in 2001. Prior to this consolidation, the Company's share of the Crescent Market Companies' earnings was reported under the equity method in other income.

Interest Expense
Interest expense was $55.0 million in 2002 compared with the 2001 amount of $61.3 million. This decrease reflected a reduction in interest-bearing debt outstanding during the period. In 2001, interest expense increased $13.2 million from the 2000 level. This increase resulted from increased borrowings referable to acquisitions: the fourth-quarter 2000 Tarmac acquisition and the first-quarter 2001 purchase of the remaining interest in the Crescent Market Companies.

Income Taxes
The Company's effective tax rate was 26.1% for the year, down from 31.3% in 2001. The lower rate includes the favorable effect of statutory depletion, a lower state tax rate and the impact of the elimination of goodwill amortization. The effective rate increased in 2001 from the 2000 rate of 29.6%. This increase reflected principally a lesser impact of adjustments to prior-year accruals.

2003 Outlook
Construction Materials
The near-term outlook for Construction Materials is mixed. While highway spending is expected to be flat with 2002 levels and residential construction is expected to remain strong, private nonresidential construction is expected to remain weak. As a result, we expect aggregates demand to be down slightly in 2003.

The sixth and final year of the current federal highway bill (TEA-21) was authorized and signed by the President in February 2003 at $31.6 billion. This authorization level represents an increase of over 45% from TEA-21's initial year in 1998. Even with the success of TEA-21, our nation's highway system will require additional funding to preserve current safety and physical conditions. Over the last decade, highway usage has continued to escalate and road conditions have continued to deteriorate. The next federal highway six-year reauthorization bill is due to begin October 1, 2003.

Chemicals
Demand in the industrial manufacturing sector of the economy remains soft and the recent escalation in energy costs has increased uncertainty as to the timing of a recovery. An economic recovery in the industrial manufacturing sector along with further reduction of domestic chloralkali capacity should result in improved product demand and higher pricing for caustic soda and chlorine. We will continue to address plant efficiencies as well as manufacturing and overhead costs.

Overall
As a result of the economic uncertainty in 2003, it is difficult to predict earnings. In each quarter's earnings press release, we will continue to give quarterly and annual earnings guidance on both a segment and earnings per share basis. Additionally, we will update our guidance if new information indicates earnings per share, on either a quarterly basis or an annual basis, are likely to be outside the last Company-issued range.

Liquidity and Capital Resources
Cash Flows
The Company believes that it has sufficient financial resources, including cash provided by operating activities and open lines of credit, to meet business requirements in the future including capital expeditures, dividend payments, potential future acquisitions and debt service obligations.

Net cash provided by operating activities equaled $461.5 million in 2002, down $58.1 million from the 2001 record level due primarily to lower earnings in the Chemicals segment. Net cash provided by the Construction Materials segment decreased to $487.3 million, while net cash provided by the Chemicals segment declined $49.8 million to $5.6 million.

Cash expenditures for property, plant and equipment, excluding acquisitions, equaled $248.8 million in 2002, which was $38.1 million below the 2001 level. Cash spending for acquisitions, including amounts referable to working capital and other items, totaled $43.4 million compared with $138.8 million in 2001.

The Company's policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, as well as with the goal of maintaining debt ratios within prudent and generally acceptable limits.

Working Capital
Working capital, the excess of current assets over current liabilities, totaled $492.0 million at December 31, 2002, up $106.5 million from the 2001 level. The 2002 increase resulted primarily from a $69.9 million increase in cash and a reduction in federal income tax liability, partially offset by an increase in current debt of $17.8 million. This compares with an increase of $263.2 million in 2001, primarily attributable to a reduction in notes payable of $226.5 million due to the conversion of short-term debt to long-term debt. In 2000, working capital decreased $115.8 million due primarily to the increase in notes payable resulting from the issuance of commercial paper to fund the Tarmac acquisition.

The current ratio increased to 2.7 at year-end 2002, compared with 2.1 for the prior year end and 1.2 for 2000. The 2002 increase was due primarily to an increase in cash and cash equivalents and a decrease in current liabilities, while the 2001 increase was due primarily to a reduction in commercial paper borrowing and an increase in cash.

Capital Expenditures
Capital expenditures totaled $249.6 million in 2002, down $38.6 million from the 2001 level of $288.2 million. As explained on page 50, Vulcan classifies its capital expenditures into three categories based on the predominant purpose of the project. In 2002, replacement projects accounted for the majority of spending in the Construction Materials segment. In the Chemicals segment, $22.9 million was spent for profit-adding projects, primarily for completion of the new HCC-240fa feedstock plant at Geismar, Louisiana. This plant produces the feedstock for a new non-ozone depleting hydrofluorocarbon used in a variety of foam-blowing applications. Total spending for this plant, which was completed in mid-2002, was $46.8 million. Commitments for capital expenditures were $28.3 million at December 31, 2002. The Company expects to fund these commitments using internally generated cash flow.

Acquisitions
In 2002, the combined purchase prices of acquisitions amounted to $43.4 million, down $95.4 million from the prior year. Acquisitions completed during 2002 included the addition of five aggregates facilities in Alabama, Illinois and Tennessee and five sales yards in Mississippi, Tennessee and Texas. The 2001 acquisitions included the Company's purchase of its partner's interests in the Crescent Market Companies for $121.1 million. Other 2001 acquisitions included the addition of two aggregates facilities in Tennessee and two recycling facilities in Illinois.

Short-term Borrowings and Investments
The Company was a net short-term investor throughout all but one month of 2002 and ended the year in a short-term investing position. Combined commercial paper and bank borrowing reached a maximum of $43.9 million, and amounted to $37.3 million at year end, virtually all of which was attributable to financing by the Chloralkali joint venture. Combined commercial paper and bank borrowing in 2001 reached a peak of $306.7 million, and amounted to $43.9 million at year end. Comparable 2000 combined commercial paper and bank borrowing peaked at $350.3 million, and amounted to $270.3 million at year end.

The Company's policy is to maintain committed credit facilities at least equal to its outstanding commercial paper. Unsecured bank lines of credit totaling $355.0 million were maintained at the end of 2002, of which only $0.3 million was in use. In addition, the Chloralkali joint venture had an uncommitted bank credit facility in the amount of $45.0 million outstanding at year-end 2002, of which $37.0 million was drawn.

During 2000, the Company financed the Tarmac acquisition by incurring short-term debt, principally commercial paper.

The Company's commercial paper is rated A-1/P-1 by Standard & Poor's and Moody's Investors Service, Inc., respectively.

Long-term Obligations
During 2002, the Company reduced its total long-term obligations by $48.5 million to $857.8 million, compared with a net increase of $220.9 million in 2001. The 2002 decrease was due primarily to $41.3 million of debt reclassifications from long-term to short-term. The 2001 increase was due primarily to the issuance of $240.0 million of long-term debt. Long-term debt payments were $7.4 million in 2002 and zero in 2001. During the three-year period ended December 31, 2002, long-term obligations increased cumulatively by $158.9 million from the $698.9 million outstanding at December 31, 1999. At year end, the Company's long-term borrowings reflected weighted-average interest rates of 6.24% in 2002, 6.29% in 2001 and 6.32% in 2000.

During the same three-year period, shareholders' equity, net of dividends of $271.3 million, increased by $373.3 million to $1.697 billion.

In the future, the ratio of total debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes the Company's cash-generating capability, combined with its financial strength and business diversification, can comfortably support a ratio of 30% to 35%. The actual ratio at the end of 2002 was 35.6%, down from 37.6% at the end of 2001. The Company has made acquisitions from time to time and will continue to pursue attractive investment opportunities. These acquisitions could be funded by using internally generated cash flow, incurring debt or issuing equity instruments.

In January 2002, the Company reduced its outstanding long-term debt by purchasing $7.0 million of its $250.0 million five-year notes (5.75% coupon rate, maturing in April 2004) at 103.5% of par value. Additionally, in January and February 2002, respectively, the Company exercised call options to retire two fixed-rate bond issues: (1) $3.0 million of 7.50% coupon bonds maturing in 2011 and (2) $5.8 million of 6.375% coupon bonds maturing in 2012.

In February 2001, the Company issued $240.0 million of five-year senior unsecured notes due February 2006 with a coupon of 6.40%. The Company used some of the net proceeds from the sale of the notes to fund the acquisition of its partner's interests in the Crescent Market Companies. The remaining net proceeds from the sale of the notes were used to retire commercial paper indebtedness and for general corporate purposes.

Standard & Poor's and Moody's rate the Company's public long-term debt at the A+/A1 level, respectively. Both rating agencies have assigned a negative outlook to the long-term debt ratings.

Contractual Obligations and Contingent Credit Facilities
The Company's obligations to make future payments under contracts as of December 31, 2002 are summarized in the table below (in millions of dollars):

	Payments Due by Year
	Total	2003	2004 - 2005	2006 - 2007	Thereafter
Cash Contractual Obligations
Short-term debt:
Principal payments	$37.3	$37.3	$ -	$ -	$ -
Interest payments	0.7	0.7	-	-	-
Long-term debt:
Principal payments	896.3	41.6	252.7	273.3	328.7
Interest payments	235.7	56.0	84.7	51.3	43.7
Operating leases	109.2	19.0	30.9	20.5	38.8
Mineral royalties	80.4	9.5	15.3	9.2	46.4
Unconditional purchase obligations:
Capital	28.4	28.4	-	-	-
Noncapital*	109.0	30.2	43.8	15.8	19.2
Total cash contractual obligations	$1,497.0	$222.7	$427.4	$370.1	$476.8
* Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

The Company has a number of contracts containing commitments or contingent obligations that are not material to the Company's earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

The Company's contingent credit facilities existing as of December 31, 2002 are summarized in the table below (in millions of dollars):

	Amount and Year of Expiration
	Total Facilities	2003	2004 - 2005	2006 - 2007	Thereafter
Contingent Credit Facilities
Lines of credit	$400.0	$250.0	$ -	$150.0	$ -
Standby letters of credit	27.0	27.0	-	-	-
Total contingent credit facilities	$427.0	$277.0	$ -	$150.0	$ -

Bank lines of credit amounted to $400.0 million, of which $250.0 million expires in 2003 and $150.0 million in 2007. Only $37.3 million of the lines of credit was in use at the end of 2002. The Company expects to renew the one-year credit lines expiring in 2003 in full, and continue to maintain the $150.0 million maturing in 2007. Virtually all standby letters of credit are renewable annually at the option of the beneficiary.

The Company uses its commercial banks to issue standby letters of credit to secure its obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are irrevocable-cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Because banks consider letters of credit as contingent extensions of credit, the Company is required to pay a fee for them until they expire or are cancelled.

The Company's financial standby letters of credit as of December 31, 2002 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$17.5	One year	Renewable annually
Payment surety required by utilities	5.3	One year	Renewable annually*
Contractual reclamation/restoration requirements	4.2	One year	Renewable annually*
Total standby letters of credit	$27.0
* All standby letters of credit are renewable annually with the exception of $0.4 million, which expires in 2003.

Common Stock
During 2002, 2001 and 2000, the Company did not purchase any shares of its common stock. Previously acquired shares are being held for general corporate purposes, including distributions under management incentive plans. The Company's decisions to purchase shares of common stock are made based on the common stock's valuation and price, the Company's liquidity and debt level, and its actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based upon various factors, including those listed above.

Shares in treasury at year end are shown below:

	2002	2001	2000
Number	38,148,071	38,384,750	38,661,373
Average cost	$15.13	$15.08	$15.02

The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 as of December 31, 2002.

Market Risk
The Company is exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, the Company utilizes derivative financial instruments. To date, the Company has used commodity swap and option contracts to reduce its exposure to fluctuations in prices for natural gas. The fair values of these contracts were as follows: December 31, 2002 - $3.9 million favorable; December 31, 2001 - $13.3 million unfavorable; and December 31, 2000 - $6.3 million favorable. As a result of a hypothetical 10% reduction in the price of natural gas, the Company would experience a potential decline in the fair value of the underlying commodity swap and option contracts based on the fair value at December 31, 2002 of approximately $2.6 million.

The Company is exposed to interest rate risk due to its various long-term debt instruments. Because substantially all of this debt is at fixed rates, a decline in interest rates would result in an increase in the fair market value of the liability. At December 31, 2002, the estimated fair market value of these debt instruments was $973.8 million as compared to a book value of $899.4 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of the liability by approximately $32.4 million.

New Accounting Standards
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires the liability associated with asset retirement obligations to be recorded at fair value when incurred and the associated asset retirement obligation costs to be capitalized as part of the carrying value of the long-lived assets. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules is expected to result in an increase in long-term assets of $44.3 million; an increase in long-term liabilities of $63.1 million; and a cumulative effect of adoption that will reduce net earnings and shareholders' equity by $18.8 million.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144). FAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (FAS 121), and amends Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB 30). FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less costs to sell. FAS 144 retains the fundamental provisions of FAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. FAS 144 also retains the requirement of APB 30 that companies report discontinued operations separately from continuing operations but extends that reporting to a component of an entity that has been or will be disposed of. This statement was adopted effective January 1, 2002. There was no material impact on the Company's consolidated financial statements resulting from the adoption of FAS 144.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF 94-3). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. The provisions of FAS 146 will be effective for any exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the guarantor's noncontingent obligations associated with such guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002 whereas the initial recognition and measurement provisions are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148). FAS 148 amends SFAS No. 123, "Accounting for Stock-based Compensation" (FAS 123), and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the related pro forma disclosures when the intrinsic value method per Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), continues to be used. The Company is currently evaluating whether to voluntarily adopt the fair value method or to continue the intrinsic value method of accounting for stock-based employee compensation. The annual disclosure provisions of FAS 148 are effective for this fiscal year ended December 31, 2002 and have been adopted by the Company. The Company will adopt the interim disclosure provisions of FAS 148 beginning in the quarter ending March 31, 2003.

Critical Accounting Policies
The Company follows certain significant accounting policies when preparing its consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 35 through 38. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates these estimates and judgments on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates.

The Company believes the following critical accounting policies require the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Pension and Other Postretirement Benefits
The Company follows the guidance of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

-	Discount Rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
-

Expected Return on Plan Assets - Management projects the future return on plan assets based principally on prior performance. These projected returns reduce the net benefit costs the Company will record currently.

-

Rate of Compensation Increase (for salary-related plans) - For salary-related plans management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.

-	Rate of Increase in the Per Capita Cost of Covered Health Care Benefits - Management projects the expected increases in the cost of covered health care benefits.

During 2002, the Company made changes to its assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered health care benefits. Management consults with its actuaries when selecting each of these assumptions.

In selecting the discount rate, the Company considers fixed-income security yields, specifically AA-rated corporate bonds. At December 31, 2002, the Company decreased the discount rate for its plans from 7.25% to 6.75% as a result of decreased yields for long-term AA-rated corporate bonds.

In estimating the expected return on plan assets, the Company considers past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2002, the Company made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, the Company considers past experience in light of movements in inflation rates. At December 31, 2002, the Company decreased the assumed rate of compensation increase from 4.25% to 4.0% for its plans.

In selecting the rate of increase in the per capita cost of covered health care benefits, the Company considers past performance and forecasts of future health care cost trends. At December 31, 2002, the Company increased its previously assumed rate of increase in the per capita cost of covered health care benefits. The previously assumed rate was 5.0% for 2002 and beyond. The new assumed rates of increase are 8% for 2003, decreasing ratably until reaching 5% in 2006 and beyond.

A variance in the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost
Actuarial Assumptions
Discount rate:
Pension	$(27.5)	$(3.5)	$29.0	$3.7
Other postretirement benefits	(2.5)	(0.3)	2.8	0.3
Expected return on plan assets	not applicable	(2.7)	not applicable	2.7
Rate of compensation increase (for salary-related plans)	9.0	1.9	(8.8)	(1.8)
Rate of increase in the per capita cost of covered health care benefits	2.9	0.3	(2.5)	(0.3)

For the year ended December 31, 2002, the pension plans' fair value of assets declined from $469.0 million to $388.9 million due to the decline in the equity markets and payment of benefits. This decline will be reflected in the calculation of pension expense for 2003 through the calculation of the "market-related value," which recognizes changes in fair value averaged on a systematic basis over five years. This change combined with the other actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses, leads the Company to expect that the net periodic pension income of $2.85 million recognized in 2002 will become a periodic pension expense of approximately $7.3 million in 2003.

In addition to normal cash payments made for pension benefits under the unfunded plan, the Company expects to make contributions to the pension plans relating to fiscal year 2003. The amount of these contributions has not yet been determined.

For additional information regarding pension and other postretirement benefits, see Note 9.

Environmental Compliance
The Company incurs environmental compliance costs, particularly in its Chemicals segment. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. The Safety, Health and Environmental Affairs Management Committee reviews and approves cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation
The Company is involved with claims and litigation, including items covered under its self-insurance program. The Company uses both internal and outside legal counsel to assess the probability of loss. The Company establishes an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Additionally, legal fees associated with these matters are accrued at the time such claims are made. Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Impairment of Long-lived Assets Excluding Goodwill
The Company evaluates the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company's estimate of net future cash flows is based on the Company's historical experience and assumptions of future trends, which may be different from the actual results.

Special Note Regarding Forward-looking Information
Our disclosures and analysis in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the "Looking Forward" section of the Letter to Shareholders and the section of Management's Discussion and Analysis entitled "2003 Outlook." Whenever possible, we have identified these forward-looking statements by words such as "anticipates," "may," "believes," "estimates," "projects," "expects," "intends" and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions and uncertainties include, but are not limited to, those associated with general business conditions including the timing or extent of any recovery of the economy; the highly competitive nature of the industries in which the Company operates; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; the timing and amount of federal, state and local funding for infrastructure; and other risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND INTERNAL CONTROL

The Shareholders of Vulcan Materials Company:

Vulcan's management acknowledges and accepts its responsibility for all the information contained in the financial statements and other sections of this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances, and based on our knowledge they fairly present in all material respects our Company's financial position, results of operations and cash flows for the periods shown. The financial statements necessarily reflect our informed judgments and estimates of the expected outcome of numerous current events and transactions.

Our Company maintains an internal control structure that based on our knowledge provides reasonable assurance that our Company's financial statements, books and records accurately reflect our Company's financial condition, results of operations and cash flows, and that our Company's assets are safeguarded from loss or unauthorized use. This internal control structure includes well-defined and well-communicated policies and procedures; organizational structures that provide for appropriate separations of responsibilities; high standards applied in the selection and training of management personnel; and adequate procedures for properly assessing and applying accounting principles, including careful consideration of the accuracy and appropriateness of all significant accounting estimates. Vulcan also has an internal audit function that continually reviews compliance with established policies and procedures.

Our Company's independent auditors, Deloitte & Touche LLP, consider the internal control structure as a part of their audits of our Company's financial statements and provide an independent opinion as to the fairness of the presentation of those statements. Their report is presented below.

Your Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Committee, which is composed of six outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Audit Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.

/s/ Mark E. Tomkins
Mark E. Tomkins
Senior Vice President, Chief Financial Officer and Treasurer

/s/ Ejaz A. Khan
Ejaz A. Khan
Vice President, Controller and Chief Information Officer

January 31, 2003

INDEPENDENT AUDITORS' REPORT

The Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 2002, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Birmingham, Alabama
January 31, 2003

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2002	2001	2000
Amounts and shares in thousands, except per share data
Net sales	$2,545,086	$2,755,291	$2,491,744
Delivery revenues	251,491	264,699	252,850
Total revenues	2,796,577	3,019,990	2,744,594
Cost of goods sold	2,004,094	2,105,837	1,908,057
Delivery costs	251,491	264,699	252,850
Cost of revenues	2,255,585	2,370,536	2,160,907
Gross profit	540,992	649,454	583,687
Selling, administrative and general expenses	236,223	245,216	216,978
Other operating costs	12,105	33,816	26,220
Minority interest in losses of a consolidated subsidiary	2,486	8,483	7,843
Other income, net	13,979	1,984	7,315
Earnings before interest and income taxes	309,129	380,889	355,647
Interest income	3,481	4,444	4,678
Interest expense	54,950	61,280	48,087
Earnings before income taxes	257,660	324,053	312,238
Provision for income taxes
Current	23,958	70,366	55,386
Deferred	43,289	31,007	36,959
Total provision for income taxes	67,247	101,373	92,345
Earnings before cumulative effect of accounting change	190,413	222,680	219,893
Cumulative effect of accounting change	(20,537)	-	-
Net earnings	$169,876	$222,680	$219,893
Basic net earnings per share:
Earnings before cumulative effect of accounting change	$1.87	$2.20	$2.18
Cumulative effect of accounting change	$(0.20)	$ -	$ -
Net earnings per share	$1.67	$2.20	$2.18
Diluted net earnings per share:
Earnings before cumulative effect of accounting change	$1.86	$2.17	$2.16
Cumulative effect of accounting change	$(0.20)	$ -	$ -
Net earnings per share	$1.66	$2.17	$2.16
Dividends per share	$0.94	$0.90	$0.84
Weighted-average common shares outstanding	101,709	101,445	101,037
Weighted-average common shares outstanding, assuming dilution	102,515	102,497	102,012
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies

As of December 31	2002	2001	2000
Amounts in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$170,728	$100,802	$55,276
Accounts and notes receivable:
Customers, less allowance for doubtful accounts: 2002 $8,931; 2001 $6,903; 2000 $8,982	306,581	333,639	342,910
Other	25,545	6,424	38,957
Inventories	239,586	228,415	199,044
Deferred income taxes	37,698	53,040	44,657
Prepaid expenses	9,550	7,632	13,660
Total current assets	789,688	729,952	694,504
Investments and long-term receivables	15,964	13,352	72,558
Property, plant and equipment, net	1,976,053	2,000,030	1,848,634
Goodwill	575,791	588,562	562,044
Deferred charges and other assets	90,725	81,360	72,681
Total	$3,448,221	$3,413,256	$3,250,421
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$41,641	$17,264	$6,756
Notes payable	37,298	43,879	270,331
Trade payables and accruals	122,053	153,619	181,317
Accrued salaries and wages	41,145	44,138	44,877
Accrued interest	14,505	15,020	9,224
Accrued self-insurance reserves	15,578	14,100	14,412
Other accrued liabilities	25,489	56,475	45,314
Total current liabilities	297,709	344,495	572,231
Long-term debt	857,757	906,299	685,361
Deferred income taxes	345,181	318,545	268,797
Deferred management incentive and other compensation	39,952	36,997	34,210
Other postretirement benefits	61,228	58,189	55,048
Other noncurrent liabilities	56,750	49,313	59,652
Total liabilities	1,658,577	1,713,838	1,675,299
Minority interest in a consolidated subsidiary	92,658	95,144	103,626
Other commitments and contingent liabilities (Note 11)
Shareholders' equity
Common stock, $1 par value	139,705	139,705	139,705
Capital in excess of par value	41,555	35,638	28,359
Retained earnings	2,090,319	2,015,809	1,884,269
Accumulated other comprehensive income (loss)	2,438	(8,083)	-
Total	2,274,017	2,183,069	2,052,333
Less cost of stock in treasury	577,031	578,795	580,837
Total shareholders' equity	1,696,986	1,604,274	1,471,496
Total	$3,448,221	$3,413,256	$3,250,421
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2002	2001	2000
Amounts in thousands
Operating Activities
Net earnings	$169,876	$222,680	$219,893
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	267,676	278,209	232,365
Cumulative effect of accounting change	20,537	-	-
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	26,465	43,168	(31,775)
Inventories	(7,545)	(15,628)	(8,448)
Deferred income taxes	15,342	(8,383)	8,274
Prepaid expenses	(1,918)	6,786	(3,021)
Investments and long-term receivables	(2,613)	220	(8,721)
Deferred charges and other assets	(11,227)	(10,702)	(7,634)
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	(16,261)	9,836	(11,288)
Trade payables and other accruals	(52,370)	(41,148)	13,414
Deferred income taxes	29,647	43,292	17,947
Other noncurrent liabilities	10,946	(12,894)	6,259
Other, net	12,947	4,146	2,378
Net cash provided by operating activities	461,502	519,582	429,643
Investing Activities
Purchases of property, plant and equipment	(248,778)	(286,854)	(340,409)
Payment for businesses acquired, net of acquired cash	(43,445)	(138,794)	(265,081)
Proceeds from sale of property, plant and equipment	25,888	38,990	62,349
Withdrawal of earnings from nonconsolidated companies	-	-	13,227
Net cash used for investing activities	(266,335)	(386,658)	(529,914)
Financing Activities
Net borrowings (payments) - commercial paper and bank lines of credit	(6,582)	(226,450)	168,635
Payment of short-term debt	(17,264)	(6,765)	(6,075)
Payment of long-term debt	(7,427)	-	(8,000)
Net proceeds from issuance of long-term debt	-	238,560	-
Dividends paid	(95,384)	(91,080)	(84,765)
Contribution from minority interest of consolidated subsidiary	-	-	35,648
Other, net	1,416	(1,663)	(2,730)
Net cash provided by (used for) financing activities	(125,241)	(87,398)	102,713
Net increase in cash and cash equivalents	69,926	45,526	2,442
Cash and cash equivalents at beginning of year	100,802	55,276	52,834
Cash and cash equivalents at end of year	$170,728	$100,802	$55,276
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2002		2001		2000
Amounts and shares in thousands, except per share data
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2002, 2001 and 2000
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		35,638		28,359		17,854
Distributions under stock-based incentive plans, net of tax benefit		5,917		7,279		9,437
Treasury stock issued for acquisition		-		-		1,068
Balance at end of year		41,555		35,638		28,359
Retained earnings
Balance at beginning of year		2,015,809		1,884,269		1,749,212
Net earnings		169,876		222,680		219,893
Cash dividends on common stock		(95,384)		(91,080)		(84,765)
Other		18		(60)		(71)
Balance at end of year		2,090,319		2,015,809		1,884,269
Accumulated other comprehensive income (loss), net of taxes
Fair value adjustment to cash flow hedges:
Balance at beginning of year		(8,083)		-		-
Cumulative effect of accounting change		-		3,828		-
Fair value adjustment to cash flow hedges, net of reclassification adjustment		10,521		(11,911)		-
Balance at end of year		2,438		(8,083)		-
Common stock held in treasury
Balance at beginning of year	(38,385)	(578,795)	(38,661)	(580,837)	(38,970)	(583,118)
Treasury stock issued for acquisition	-	-	-	-	32	232
Distributions under stock-based incentive plans	237	1,764	276	2,042	277	2,049
Balance at end of year	(38,148)	(577,031)	(38,385)	(578,795)	(38,661)	(580,837)
Total		$1,696,986		$1,604,274		$1,471,496
Reconciliation of comprehensive income:
Net earnings		$169,876		$222,680		$219,893
Other comprehensive income (loss)		10,521		(8,083)		-
Total comprehensive income		$180,397		$214,597		$219,893
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

Nature of Operations
Vulcan Materials Company (the "Company"), a New Jersey corporation, is the nation's foremost producer of construction aggregates; primarily crushed stone, sand and gravel. We are also a major manufacturer of chemicals, producing chloralkali and other industrial and specialty chemicals.

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

Inventories
Inventories and supplies are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of valuation for most of its inventories because it results in a better matching of costs with revenues. Such cost includes raw materials, direct labor and production overhead. Substantially all operating supplies are carried at average cost.

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

Goodwill
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Prior to 2002, goodwill was amortized on a straight-line basis over periods ranging from 15 to 30 years. Starting in 2002, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. Additional disclosures regarding the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (FAS 142), are presented in Note 16.

Fair Value of Financial Instruments
The carrying values of the Company's cash equivalents, accounts and notes receivable, trade payables, accrued expenses and notes payable approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 4 and 5, respectively.

Derivative Instruments
The Company uses derivative instruments, primarily commodity swap and option contracts, to manage volatility related to natural gas prices. The Company does not use derivative financial instruments for speculative or trading purposes.

Impairment of Long-lived Assets Excluding Goodwill
The Company evaluates the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company periodically reviews the appropriateness of the estimated useful lives of its long-lived assets.

Revenue Recognition
Revenue is recognized at the time a sale transaction is completed, as evidenced by transfer of title, and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts, and third-party delivery costs billed to customers.

Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development. Research and development costs totaled $8,642,000 in 2002, $8,379,000 in 2001 and $8,200,000 in 2000.

Repairs and maintenance are charged to costs and operating expenses. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized.

Stock-based Compensation
For the years ended December 31, 2002, 2001 and 2000, the Company utilized three types of stock-based employee compensation - deferred stock units, stock options and performance share awards - all of which are described more fully in Note 10. The Company accounts for these plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations. Compensation expense for the deferred stock unit awards is recognized in net earnings ratably over their 10-year maximum vesting life based on the market value of the Company's underlying common stock on the date of grant. There is no compensation expense recognized in net earnings for the stock options, as all options granted had an exercise price equal to the market value of the Company's underlying common stock on the date of grant. Performance share awards were granted through 1995, with vesting occurring through 2000 as these awards vested over five years. Compensation expense for performance share awards was recognized in net earnings over their 5-year vesting life based on the underlying market value of the Company's common stock through award payment. The pro forma effect on net earnings and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-based Compensation" (FAS 123), to stock-based employee compensation for the years ended December 31 is illustrated below (amounts in thousands, except per share data):

	2002	2001	2000
Net earnings, as reported	$169,876	$222,680	$219,893
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects	576	234	2,106
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,442)	(4,461)	(3,797)
Pro forma net earnings	$165,010	$218,453	$218,202
Earnings per share:
Basic - as reported	$1.67	$2.20	$2.18
Basic - pro forma	$1.62	$2.15	$2.16
Diluted - as reported	$1.66	$2.17	$2.16
Diluted - pro forma	$1.61	$2.13	$2.14

Pension and Other Postretirement Benefits
The Company follows the guidance of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

-	Discount Rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
-

Expected Return on Plan Assets - Management projects the future return on plan assets based principally on prior performance. These projected returns reduce the net benefit costs the Company will record currently.

-

Rate of Compensation Increase (for salary-related plans) - For salary-related plans management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.

-	Rate of Increase in the Per Capita Cost of Covered Health Care Benefits - Management projects the expected increases in the cost of covered health care benefits.

For additional information regarding pension and other postretirement benefits, see Note 9.

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

Environmental Compliance
The Company incurs environmental compliance costs, particularly in its Chemicals segment. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. The Safety, Health and Environmental Affairs Management Committee reviews and approves cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation
The Company is involved with claims and litigation, including items covered under its self-insurance program. The Company uses both internal and outside legal counsel to assess the probability of loss. The Company establishes an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Additionally, legal fees associated with these matters are accrued at the time such claims are made. Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Minority Interest
In 2000, the Company completed and put into operation the facilities for its Chloralkali joint venture with Mitsui & Co. The joint venture expanded the Company's ethylene dichloride (EDC) production and added a new chloralkali plant. Minority interest reflected in the accompanying Consolidated Statements of Earnings consists of the minority partner's share of the Chloralkali joint venture's earnings or loss.

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

-	balances or deficiencies in prior-year provisions that become appropriate as audits of those years progress

Comprehensive Income
The Company reports comprehensive income in its Consolidated Statements of Shareholders' Equity. Comprehensive income represents charges and credits to equity from nonowner sources. Comprehensive income is composed of two subsets: net earnings and other comprehensive income (loss). Included in other comprehensive income (loss) for the Company are cumulative fair value adjustments to cash flow hedges pertaining to its commodity swap and option contracts to purchase natural gas.

Earnings Per Share (EPS)
The Company reports two separate earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as detailed below (in thousands of shares):
	2002	2001	2000
Weighted-average common shares outstanding	101,709	101,445	101,037
Dilutive effect of:
Stock options	677	980	849
Other	129	72	126
Weighted-average common shares outstanding, assuming dilution	102,515	102,497	102,012

All dilutive common stock equivalents are reflected in the Company's earnings per share calculations. Antidilutive common stock equivalents as of December 31 were as follows: 2002 - 4,077,550; 2001 - 2,152; and 2000 - 962,885.

Recent Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires the liability associated with asset retirement obligations to be recorded at fair value when incurred and the associated asset retirement obligation costs to be capitalized as part of the carrying value of the long-lived assets. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules is expected to result in an increase in long-term assets of $44,341,000; an increase in long-term liabilities of $63,153,000; and a cumulative effect of adoption that will reduce net earnings and shareholders' equity by $18,812,000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144). FAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (FAS 121), and amends Accounting Principles Board Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB 30). FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less costs to sell. FAS 144 retains the fundamental provisions of FAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. FAS 144 also retains the requirement of APB 30 that companies report discontinued operations separately from continuing operations but extends that reporting to a component of an entity that has been or will be disposed of. This statement was adopted effective January 1, 2002. There was no material impact on the Company's consolidated financial statements resulting from the adoption of FAS 144.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF 94-3). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the guarantor's noncontingent obligations associated with such guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002 whereas the initial recognition and measurement provisions are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148). FAS 148 amends FAS 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the related pro forma disclosures when the intrinsic value method per APB 25 continues to be used. The Company is currently evaluating whether to voluntarily adopt the fair value method or to continue the intrinsic value method of accounting for stock-based employee compensation. The annual disclosure provisions of FAS 148 are effective for this fiscal year ended December 31, 2002. The Company will adopt the interim disclosure provisions of FAS 148 beginning in the quarter ending March 31, 2003.

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

Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2002 presentation.

Note 2.    Inventories

Inventories at December 31 are as follows (in thousands of dollars):

	2002	2001	2000
Finished products	$189,378	$176,940	$155,258
Raw materials	10,191	13,284	15,578
Products in process	486	564	1,020
Operating supplies and other	39,531	37,627	27,188
Total inventories	$239,586	$228,415	$199,044

The above amounts include inventories valued under the LIFO method totaling $156,005,000, $143,531,000 and $129,237,000 at December 31, 2002, 2001 and 2000, respectively. Estimated current cost exceeded LIFO cost at December 31, 2002, 2001 and 2000 by $48,662,000, $44,620,000 and $39,836,000, respectively. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $1,913,000 ($0.02 per share effect) in 2002, an increase of $2,940,000 ($0.03 per share effect) in 2001 and an increase of $2,880,000 ($0.03 per share effect) in 2000.

Note 3.    Property, Plant and Equipment

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2002	2001	2000
Land and land improvements	$693,891	$681,330	$634,982
Buildings	126,888	122,768	108,520
Machinery and equipment	3,197,646	3,011,781	2,644,619
Leaseholds	6,555	6,627	6,355
Construction in progress	73,563	121,448	101,728
Total	4,098,543	3,943,954	3,496,204
Less allowances for depreciation, depletion and amortization	2,122,490	1,943,924	1,647,570
Property, plant and equipment, net	$1,976,053	$2,000,030	$1,848,634

The Company capitalized interest costs of $2,896,000 in 2002, $2,746,000 in 2001 and $6,150,000 in 2000 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $57,846,000 in 2002, $64,026,000 in 2001 and $54,237,000 in 2000.

Note 4.    Derivative Instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The cumulative effect of adopting this statement in 2001 was $6,276,000 reflected in other comprehensive income, net of income tax expense of $2,448,000, related to the Company's natural gas over-the-counter commodity swap and option contracts.

Natural gas used by the Company in its Chemicals segment is subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The Company uses over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. These instruments have been designated as effective cash flow hedges in accordance with FAS 133. Accordingly, the fair value of the open contracts, which extend through December 2004, has been reflected as a component of accumulated other comprehensive income of $3,906,000, less income taxes of $1,468,000, in the Company's consolidated financial statements as of December 31, 2002. If market prices for natural gas remained at the December 31, 2002 level, net earnings of $2,852,000 would be classified into pretax earnings within the next 12 months. Comparatively, the Company's consolidated financial statements as of December 31, 2001 reflected the fair value of the open contracts as a component of accumulated other comprehensive loss of $13,307,000, less an income tax benefit of $5,224,000.

During the year ended December 31, 2002, the Company elected to terminate early certain of its natural gas swaps. The fair value of such swaps, which totaled $471,000 favorable as of the termination date, will continue to be reported within accumulated other comprehensive income and will be reclassified into earnings as the forecasted transaction impacts earnings. There was no impact to earnings due to hedge ineffectiveness during the 12 months ended December 31, 2002 and 2001.

Note 5.    Credit Facilities, Notes Payable and Long-term Debt

Notes payable at December 31 is summarized as follows (in thousands of dollars):

	2002	2001	2000
Commercial paper	$ -	$ -	$249,130
Bank borrowings	37,255	43,879	21,201
Other notes payable	43	-	-
Total notes payable	$37,298	$43,879	$270,331

At the end of 2002 and 2001, the Company had no commercial paper outstanding. At year-end 2000, the Company had $249,130,000 of commercial paper outstanding at a weighted-average interest rate of 6.57%.

The Company had in place unused committed lines of credit with a group of banks that provide for borrowings of up to $350,000,000, of which $200,000,000 expires March 2003 and the remaining $150,000,000 expires March 2007. The Company expects to renew the one-year credit facility expiring March 2003 in full with no substantive changes in terms, conditions or covenants. Interest rates are determined at the time of borrowing based on current market conditions.

As of December 31, 2002, the Company's Chloralkali joint venture had an uncommitted bank line of credit with a foreign bank in the amount of $45,000,000, of which $37,000,000 was drawn. The interest rate on this note is a floating rate based on the London Interbank Offered Rate (LIBOR) plus 35 basis points. As a joint venture partner, the Company guaranteed a portion of the amounts borrowed under the credit line on a several basis, which reflects its pro rata ownership interest (51%). At December 31, 2002, the Company's Chloralkali joint venture was in compliance with the minimum net worth covenant contained in the attendant credit agreement.

A foreign subsidiary of the Company maintains a credit line with a foreign bank, which provides for short-term borrowings up to $5,000,000. At December 31, 2002, $255,000 was outstanding under this agreement and bears interest at a rate of 2.89%. The comparable year-end amounts and interest rates for 2001 and 2000 were $879,000 at 2.35% and $1,201,000 at 5.88%, respectively.

Other notes of $43,000 were issued in 2002 to acquire land.

All lines of credit extended to the Company in 2002, 2001 and 2000 were based solely on a commitment fee, thus no compensating balances were required. In the normal course of business, the Company maintains balances for which it is credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, the Company pays the fee equivalent for the differences.

Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2002	2001	2000
6.40% 5-year notes issued 2001	$240,000	$240,000	$-
5.75% 5-year notes issued 1999	243,000	250,000	250,000
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes*	120,574	122,112	123,741
Medium-term notes	33,000	38,000	43,000
Tax-exempt bonds	8,200	17,000	17,000
Other notes	6,897	9,485	10,691
Unamortized discount	(2,273)	(3,034)	(2,315)
Total debt excluding notes payable	$899,398	$923,563	$692,117
Less current maturities of long-term debt	41,641	17,264	6,756
Total long-term debt	$857,757	$906,299	$685,361
Estimated fair value of long-term debt	$932,148	$934,569	$675,767
*Includes a purchase accounting adjustment. The stated principal amount of the private placement notes is $115,000,000.

During 2002, the Company purchased $7,000,000 of its $250,000,000 five-year notes with a 5.75% coupon rate maturing in April 2004 for 103.5% of par value, resulting in a $7,000,000 reduction in the principal balance of these notes. The premium from par on this early retirement of debt was fully expensed in 2002.

During 2001, the Company accessed the public debt market by issuing $240,000,000 of five-year notes with a 6.40% coupon maturing in February 2006. The discount from par recorded on these notes is being amortized over the lives of the notes.

During 1999, the Company accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% coupon notes mature in April 2004 and the 6.00% notes mature in April 2009. The combined discount from par recorded on these notes is being amortized over the lives of the notes.

In 1999, the Company purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes begin in December 2003 and end December 2011. The Company entered into an agreement with the noteholders effective February 1999 whereby it guaranteed the payment of principal and interest.

During 1991, the Company issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $33,000,000 in notes outstanding as of December 31, 2002 have a weighted-average maturity of 8.3 years with a weighted-average interest rate of 8.74%.

The $8,200,000 of tax-exempt bonds consists of variable-rate obligations maturing in 2009. During 2002, the Company called and redeemed two fixed-rate bond issues: (1) $3,000,000 of 7.50% coupon bonds maturing in 2011 and (2) $5,800,000 of 6.375% coupon bonds maturing in 2012.

Other notes of $6,897,000 were issued at various times to acquire land or businesses.

The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2002 are: 2003 - $41,641,000; 2004 - $249,372,000; 2005 - $3,367,000; 2006 - $272,693,000; and 2007 - $616,000.

The Company's debt agreements do not subject it to contractual restrictions with regard to working capital or the amount it may expend for cash dividends and purchases of its stock. Pursuant to a provision in the Company's bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%. The total debt to total capitalization ratio was 35.6% as of December 31, 2002; 37.6% as of December 31, 2001; and 39.5% as of December 31, 2000.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates presented are based on information available to management as of December 31, 2002, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

Note 6.    Operating Leases

Total rental expense under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2002	2001	2000
Minimum rentals	$33,448	$33,515	$28,511
Contingent rentals (based principally on usage)	16,454	15,667	16,223
Total	$49,902	$49,182	$44,734

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 2002 are payable as follows: 2003 - $19,046,000; 2004 - $17,051,000; 2005 - $13,898,000; 2006 - $11,634,000; 2007 - $8,869,000; and aggregate $38,682,000 thereafter. Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

Note 7.    Accrued Environmental and Reclamation Costs

The Company's Consolidated Balance Sheets as of December 31 include accrued environmental cleanup costs by segment, as follows: Chemicals 2002 - $3,298,000, 2001 - $5,766,000 and 2000 - $5,919,000; Construction Materials 2002 - $7,544,000, 2001 - $7,640,000 and 2000 - $7,858,000. The accrued environmental cleanup costs in the Construction Materials segment relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively.

The Company's Consolidated Balance Sheets as of December 31 include accrued land reclamation costs for the Construction Materials segment of $26,000,000 in 2002, $26,091,000 in 2001 and $23,963,000 in 2000. The Company accrues the estimated cost of reclamation over the life of the reserves based on tons sold in relation to total estimated tons. These accrued costs relate to the acquired CalMat facilities. Effective January 1, 2003, these costs will be accounted for under the provisions of FAS 143.

Note 8.    Income Taxes

The components of earnings before income taxes are as follows (in thousands of dollars):

	2002	2001	2000
Domestic	$250,108	$312,891	$308,271
Foreign	7,552	11,162	3,967
Total	$257,660	$324,053	$312,238

Provision (benefit) for income taxes consists of the following (in thousands of dollars):

	2002	2001	2000
Current:
Federal	$14,788	$59,754	$48,585
State and local	6,704	9,574	6,592
Foreign	2,466	1,038	209
Total	23,958	70,366	55,386
Deferred:
Federal	45,813	25,532	28,841
State and local	(3,130)	5,348	8,146
Foreign	606	127	(28)
Total	43,289	31,007	36,959
Total provision	$67,247	$101,373	$92,345

The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2002	2001	2000
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(8.8)	(7.0)	(7.1)
State and local income taxes, net of federal income tax benefit	0.9	3.0	3.0
Amortization of goodwill	-	1.7	1.5
Miscellaneous items	(1.0)	(1.4)	(2.8)
Effective tax rate	26.1%	31.3%	29.6%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

	2002	2001	2000
Deferred tax assets related to:
Postretirement benefits	$23,473	$23,102	$21,880
Reclamation and environmental accruals	10,358	11,714	10,748
Accounts receivable, principally allowance for doubtful accounts	3,205	4,611	4,845
Inventory adjustments	5,803	5,212	5,745
Deferred compensation, vacation pay and incentives	18,898	19,520	18,180
Other items	15,980	20,475	16,141
Total deferred tax assets	77,717	84,634	77,539
Deferred tax liabilities related to:
Fixed assets	351,689	313,105	273,623
Pensions	17,896	16,288	10,703
Other items	15,615	20,746	17,353
Total deferred tax liabilities	385,200	350,139	301,679
Net deferred tax liability	$307,483	$265,505	$224,140

The above amounts are reflected in the accompanying Consolidated Balance Sheets as follows (in thousands of dollars):

	2002	2001	2000
Deferred income taxes:
Current assets	$(37,698)	$(53,040)	$(44,657)
Deferred liabilities	345,181	318,545	268,797
Net deferred tax liability	$307,483	$265,505	$224,140

Note 9.    Benefit Plans

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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

	2002	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$373,263	$350,815	$323,530
Service cost	16,443	15,064	14,819
Interest cost	28,133	25,937	24,579
Amendments	3,889	2,565	3,114
Actuarial (gain) loss	22,970	(2,884)	2,015
Benefits paid	(18,119)	(18,234)	(17,242)
Benefit obligation at end of year	$426,579	$373,263	$350,815
Change in plan assets:
Fair value of assets at beginning of year	$468,972	$553,115	$502,621
Actual return on plan assets	(62,814)	(66,886)	66,985
Employer contribution	908	977	751
Benefits paid	(18,119)	(18,234)	(17,242)
Fair value of assets at end of year	$388,947	$468,972	$553,115
Funded status	$(37,632)	$95,709	$202,300
Unrecognized net transition asset	-	-	(957)
Unrecognized net actuarial (gain) loss	39,731	(95,767)	(210,436)
Unrecognized prior service cost	16,110	14,509	13,694
Net amount recognized	$18,209	$14,451	$4,601
Amounts recognized in the Consolidated Balance Sheets:
Prepaid benefit cost	$47,378	$43,767	$39,764
Accrued benefit liability	(29,169)	(29,316)	(35,163)
Net amount recognized	$18,209	$14,451	$4,601
Components of net periodic pension income:
Service cost	$16,443	$15,064	$14,819
Interest cost	28,133	25,937	24,579
Expected return on plan assets	(42,451)	(41,645)	(36,973)
Amortization of transition asset	-	(957)	(1,721)
Amortization of prior service cost	2,288	1,750	2,198
Recognized actuarial gain	(7,263)	(9,022)	(7,725)
Net periodic pension income	$(2,850)	$(8,873)	$(4,823)
Weighted-average assumptions as of December 31:
Discount rate	6.75%	7.25%	7.25%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)	4.00%	4.25%	4.25%

Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. The Company sponsors an unfunded, nonqualified pension plan which is included in the tables above. The projected benefit obligation, accumulated benefit obligation and fair value of assets for this plan were: $19,322,000, $15,184,000 and $0 as of December 31, 2002; $14,367,000, $10,115,000 and $0 as of December 31, 2001; and $16,516,000, $10,850,000 and $0 as of December 31, 2000.

Certain of the Company's hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $5,702,000 in 2002, $5,844,000 in 2001 and $5,930,000 in 2000. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Twenty-eight percent of the hourly labor force were covered by collective bargaining agreements. Of the hourly workforce covered by collective bargaining agreements, 24% were covered by agreements that expire in 2003.

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

The following tables set forth the combined funded status of the plans and their reconciliation with the related amounts recognized in the Company's consolidated financial statements at December 31 (in thousands of dollars):

	2002	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$55,207	$56,212	$54,320
Service cost	2,458	2,364	1,991
Interest cost	3,916	3,883	3,766
Amendments	-	(3,159)	(2,271)
Actuarial (gain) loss	2,391	(1,461)	1,123
Benefits paid	(3,107)	(2,632)	(2,717)
Benefit obligation at end of year	$60,865	$55,207	$56,212
Change in plan assets:
Fair value of assets at beginning of year	$ -	$3,507	$3,488
Actual return on plan assets	-	(348)	119
Amendments	-	(3,159)	-
Benefits paid	-	-	(100)
Fair value of assets at end of year	$ -	$ -	$3,507
Funded status	$(60,865)	$(55,207)	$(52,705)
Unrecognized net (gain) loss	1,390	(1,001)	(134)
Unrecognized prior service cost	(1,753)	(1,981)	(2,209)
Net amount recognized	$(61,228)	$(58,189)	$(55,048)
Amounts recognized in the Consolidated Balance Sheets:
Accrued postretirement benefits	$(61,228)	$(58,189)	$(55,048)

	2002	2001	2000
Components of net periodic postretirement benefit cost:
Service cost	$2,458	$2,364	$1,991
Interest cost	3,916	3,883	3,766
Expected return on plan assets	-	(245)	(244)
Amortization of prior service cost	(228)	(228)	(213)
Net periodic postretirement benefit cost	$6,146	$5,774	$5,300

During 2001, the Company used the assets available for retiree life insurance to purchase policies for retirees covered under the program.

The weighted-average discount rates used as of December 31, 2002, 2001 and 2000 were 6.75%, 7.25% and 7.25%, respectively. For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, decreasing ratably until reaching 5% in 2006 and beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the health care cost trend rates were increased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2002 would have increased by $5,819,000, and the aggregate of the service and interest cost for 2002 would have increased by $663,000. Similarly, if the health care cost trend rates were decreased 1% each year, the accumulated postretirement benefit obligation as of December 31, 2002 would have decreased by $5,064,000, and the aggregate of the service and interest cost for 2002 would have decreased by $605,000.

Pension and Other Postretirement Benefits Assumptions
During 2002, the Company made changes to its assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered health care benefits. Management consults with its actuaries when selecting each of these assumptions.

In selecting the discount rate, the Company considers fixed-income security yields, specifically AA-rated corporate bonds. At December 31, 2002, the Company decreased the discount rate for its plans from 7.25% to 6.75% as a result of decreased yields for long-term AA-rated corporate bonds.

In estimating the expected return on plan assets, the Company considers past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2002, the Company made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, the Company considers past experience in light of movements in inflation rates. At December 31, 2002, the Company decreased the assumed rate of compensation increase from 4.25% to 4.0% for its plans.

In selecting the rate of increase in the per capita cost of covered health care benefits, the Company considers past performance and forecasts of future health care cost trends. At December 31, 2002, the Company increased its previously assumed rate of increase in the per capita cost of covered health care benefits. The previously assumed rate was 5.0% for 2002 and beyond. The new assumed rates of increase are 8% for 2003, decreasing ratably until reaching 5% in 2006 and beyond.

Defined Contribution Plans
The Company sponsors four defined contribution plans, which cover substantially all salaried and nonunion hourly employees. Expense recognized in connection with these plans equaled $7,100,000, $9,456,000 and $11,934,000, respectively, for 2002, 2001 and 2000.

Note 10.    Incentive Plans

Stock-based Compensation Plans
The Company's 1996 Long-term Incentive Plan authorizes the granting of stock-based awards to key salaried employees of the Company and its affiliates. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other stock-based awards (such as deferred stock units) valued in whole or in part by reference to or otherwise based on common stock of the Company. The number of shares available for awards is 0.95% of the issued common shares of the Company (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Deferred stock unit awards were granted beginning in 2001 with the accrual of dividend equivalents starting one year after grant of the underlying stock unit award. These awards vest ratably over years 6 through 10 from the date of grant. The Company granted 98,100 and 102,600 deferred stock units in 2002 and 2001, respectively, with vesting beginning in 2007 and 2008. Expense provisions referable to these awards amounted to $924,000 in 2002, $383,000 in 2001 and $0 in 2000.

Stock options issued during the years 1996 through 2002 were granted at the fair market value of the stock on the date of the grant. They vest ratably over 5 years and expire 10 years subsequent to the grant. There were no expense provisions referable to these awards, as all options granted had an exercise price equal to the market value of the Company's underlying common stock on the date of grant.

Performance share awards were granted through 1995 under a predecessor plan. As of December 31, 2002, none of these awards were outstanding and no further payments were due. These awards were based on the achievement of established performance goals, and the majority of the awards vested over five years. Expense provisions referable to these awards amounted to $0 in 2002, $0 in 2001 and $3,451,000 in 2000. Expense provisions were affected by changes in the market value of the Company's common stock and performance versus a preselected peer group.

The Company uses the intrinsic value method per APB 25 in accounting for its stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by FAS 123 and FAS 148, and has been determined as if the Company had accounted for its stock-based compensation under the fair value method of those statements. The fair values for performance share and deferred stock unit awards were based on a discounted fair market value of the Company's stock at grant date. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2002, 2001 and 2000 as presented below:

	2002	2001	2000
Risk-free interest rate	4.73%	4.85%	6.78%
Dividend yields	1.96%	2.00%	1.98%
Volatility factors of the expected market price of the Company's common stock	23.25%	23.82%	25.54%
Weighted-average expected life of the option	7 years	5 years	5 years

The pro forma disclosure is presented in tabular format in Note 1.

A summary of the Company's stock option activity; related information as of December 31, 2002, 2001 and 2000; and changes during each year is presented below:
	2002		2001		2000
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	5,940,125	$34.80	5,157,958	$32.16	4,092,846	$28.96
Granted at fair value	1,066,400	$45.92	1,093,600	$44.93	1,238,000	$42.34
Exercised	(204,571)	$21.72	(247,338)	$22.49	(88,048)	$22.04
Forfeited	(54,450)	$41.46	(64,095)	$42.41	(84,840)	$36.87
Outstanding at year end	6,747,504	$36.90	5,940,125	$34.80	5,157,958	$32.16
Options exercisable at year end	3,711,409	$30.99	2,945,545	$27.96	2,117,758	$24.71
Weighted-average grant date fair value of each option granted during the year	$8.37		$7.26		$8.25

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:
	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$18.58-$21.31	1,701,319	3.75	$20.06	1,701,319	$20.06
$29.20-$32.95	853,730	5.10	$32.94	709,925	$32.94
$38.39-$42.48	1,157,640	7.12	$42.33	465,180	$42.34
$43.71-$47.44	3,034,815	7.84	$45.34	834,985	$45.08
Total/Average	6,747,504	6.34	$36.90	3,711,409	$30.99

Cash-based Compensation Plans
The Company has incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $7,561,000 in 2002, $6,893,000 in 2001 and $8,546,000 in 2000.

Note 11.    Other Commitments and Contingent Liabilities

The Company has commitments in the form of unconditional purchase obligations as of December 31, 2002. These include commitments for the purchase of property, plant and equipment of $28,393,000 and commitments for noncapital purchases of $109,020,000. The commitments for the purchase of property, plant and equipment are due in 2003; the commitments for noncapital purchases are due as follows: 2003, $30,205,000; 2004-2005, $43,804,000; 2006-2007, $15,831,000; and aggregate $19,180,000 thereafter. Expenditures under the noncapital purchase commitments totaled $100,752,000 in 2002, $106,837,000 in 2001 and $60,284,000 in 2000.

The Company has commitments in the form of contractual obligations related to its mineral royalties as of December 31, 2002 in the amount of $80,448,000, due as follows: 2003, $9,470,000; 2004-2005, $15,332,000; 2006-2007, $9,155,000; and aggregate $46,491,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $36,711,000 in 2002, $35,265,000 in 2001 and $35,246,000 in 2000.

The Company uses its commercial banks to issue standby letters of credit to secure its obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are irrevocable-cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Because banks consider letters of credit as contingent extensions of credit, the Company is required to pay a fee for them until they expire or are cancelled.

The Company's financial standby letters of credit as of December 31, 2002 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$17.5	One year	Renewable annually
Payment surety required by utilities	5.3	One year	Renewable annually*
Contractual reclamation/restoration requirements	4.2	One year	Renewable annually*
Total standby letters of credit	$27.0
* All standby letters of credit are renewable annually with the exception of $0.4 million, which expires in 2003.

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

Note 12.    Shareholders' Equity

A total of 42,511,981 shares has been purchased at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. The number of shares remaining under the current purchase authorization was 8,473,988 as of December 31, 2002. No shares were purchased in 2002, 2001 or 2000.

Note 13.    Other Comprehensive Income (Loss)

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established new rules for the reporting of comprehensive income and its components in the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is comprised of two subsets: net earnings and other comprehensive income (loss). Other comprehensive income (loss) for the Company is comprised of fair value adjustments to cash flow hedges pertaining to its commodity swap and option contracts to purchase natural gas. The Company adopted this pronouncement in the first quarter of 1998. However, prior to 2001, there was no material impact on the Company's financial reporting resulting from this adoption. The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders' Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) at December 31, 2002 and 2001 is summarized as follows (in thousands of dollars):

	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
December 31, 2002
Other comprehensive income (loss), net of taxes:
Fair value adjustment to cash flow hedges	$28,902	$(11,237)	$17,665
Less reclassification adjustment for losses included in net earnings	(11,689)	4,545	(7,144)
Total other comprehensive income, net of taxes	$17,213	$(6,692)	$10,521
December 31, 2001
Other comprehensive income (loss), net of taxes:
Cumulative effect of accounting change	$6,276	$(2,448)	$3,828
Fair value adjustment to cash flow hedges	(25,859)	10,120	(15,739)
Less reclassification adjustment for gains included in net earnings	6,276	(2,448)	3,828
Net fair value adjustment to cash flow hedges	(19,583)	7,672	(11,911)
Total other comprehensive loss, net of taxes	$(13,307)	$5,224	$(8,083)

Note 14.    Segment Data

The Company's reportable segments are organized around products and services and continue to be Construction Materials and Chemicals. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's determination of segment earnings (a) recognizes equity in the earnings or losses of nonconsolidated companies as part of segment earnings; (b) reflects allocations of general corporate expenses to the segments; (c) does not reflect interest income or expense; and (d) is before income taxes.

The Construction Materials segment produces and sells aggregates and related products and services in seven regional divisions. These divisions have been aggregated for reporting purposes. During 2002, this segment served markets in 20 states, the District of Columbia and Mexico with a full line of aggregates, and 7 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

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

Because the majority of the Company's activities are domestic, assets outside the United States are not material. The Construction Materials segment sells a relatively small amount of construction aggregates outside the United States. Nondomestic net sales in the Construction Materials segment were $4,422,000 in 2002, $5,519,000 in 2001 and $26,000 in 2000. The Chemicals segment sells to customers outside the United States primarily in Asia, South America and Europe. This segment's net sales to foreign customers were $33,786,000 in 2002, $36,213,000 in 2001 and $36,274,000 in 2000.

Segment Financial Disclosure

Amounts in millions	2002	2001	2000
Net Sales
Construction Materials	$1,980.6	$2,113.6	$1,885.9
Chemicals	564.5	641.7	605.8
Total	$2,545.1	$2,755.3	$2,491.7
Total Revenues
Construction Materials	$2,175.9	$2,331.9	$2,083.8
Chemicals	620.7	688.1	660.8
Total	$2,796.6	$3,020.0	$2,744.6
Earnings (Loss) Before Interest and Income Taxes
Construction Materials	$383.2	$400.5	$375.7
Chemicals	(74.1)	(19.6)	(20.1)
Total	$309.1	$380.9	$355.6
Identifiable Assets
Construction Materials	$2,635.9	$2,624.7	$2,404.9
Chemicals	579.8	626.0	655.9
Identifiable assets	3,215.7	3,250.7	3,060.8
Investment in nonconsolidated companies	1.6	1.4	59.5
General corporate assets	60.2	60.4	74.8
Cash items	170.7	100.8	55.3
Total	$3,448.2	$3,413.3	$3,250.4
Depreciation, Depletion and Amortization
Construction Materials	$204.8	$212.5	$177.6
Chemicals	62.9	65.7	54.8
Total	$267.7	$278.2	$232.4
Capital Expenditures
Construction Materials	$206.7	$230.6	$213.5
Chemicals	42.9	57.6	132.9
Total	$249.6	$288.2	$346.4
Net Sales by Product
Construction Materials
Aggregates	$1,397.8	$1,483.0	$1,248.1
Asphaltic products and placement	304.7	342.8	328.5
Ready-mixed concrete	181.8	186.2	201.6
Other	96.3	101.6	107.7
Total	$1,980.6	$2,113.6	$1,885.9
Chemicals
Chloralkali-Inorganic	$198.0	$264.8	$192.0
Chloralkali-Organic	215.9	213.5	238.8
Performance Chemicals	150.6	163.4	175.0
Total	$564.5	$641.7	$605.8

Note 15.    Supplemental Cash Flow Information

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2002	2001	2000
Cash payments:
Interest (exclusive of amount capitalized)	$55,465	$55,484	$49,253
Income taxes	39,177	57,408	70,615
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	1,573	30,505	16,742
Fair value of stock issued	-	-	1,300
Debt issued in purchase of assets, net of liabilities	-	-	3,421

Note 16.    Transitional Disclosure for Adoption of FAS 142

On January 1, 2002, the Company adopted FAS 142 and, accordingly, discontinued goodwill amortization. Adjusted results assuming the elimination of goodwill amortization are summarized below (amounts in thousands, except per share data):

	2002	2001	2000
Net Earnings
As reported	$169,876	$222,680	$219,893
Goodwill amortization (net of taxes)	-	22,146	18,044
Adjusted net earnings	$169,876	$244,826	$237,937
Basic Net Earnings Per Share
As reported	$1.67	$2.20	$2.18
Goodwill amortization (net of taxes)	-	0.22	0.18
Adjusted net earnings	$1.67	$2.42	$2.36
Diluted Net Earnings Per Share
As reported	$1.66	$2.17	$2.16
Goodwill amortization (net of taxes)	-	0.22	0.18
Adjusted net earnings	$1.66	$2.39	$2.34

In connection with the adoption of FAS 142, the Company was required to complete the first step of the two-step goodwill impairment test by June 30, 2002. In so doing, the Company identified three reporting units, as defined by the statement: Construction Materials, Chloralkali Chemicals and Performance Chemicals. The Company determined the carrying value of each reporting unit by assigning assets and liabilities, including goodwill, to those reporting units as of January 1, 2002. Further, the Company determined the fair value of the reporting units using present value techniques.

Impairment was indicated in the Performance Chemicals reporting unit since its carrying value exceeded its fair value. This impairment resulted from the secular deterioration in business conditions facing the specialty chemical industry. With this indication of impairment, the Company completed step two of the process by allocating the fair value of the reporting unit to its assets and liabilities. The Company engaged an independent third party to assist in determining the fair value of the reporting unit and in allocating such fair value to the individual assets and liabilities. As a result of completing step two of the impairment test, the Company determined that the goodwill in the Performance Chemicals reporting unit of $30,240,000 was fully impaired as of January 1, 2002. Accordingly, a net-of-tax transition adjustment totaling $20,537,000 was recorded as a cumulative effect of accounting change as of January 1, 2002.

The changes in the carrying amount of goodwill for each reportable segment for the year ended December 31, 2002 are as follows (amounts in thousands):

	Construction Materials	Chemicals	Total
Goodwill as of December 31, 2001	$557,947	$30,615	$588,562
Transitional impairment charge	-	(30,240)	(30,240)
Goodwill of acquired businesses	18,756	-	18,756
Purchase price allocation adjustments	(1,287)	-	(1,287)
Goodwill as of December 31, 2002	$575,416	$375	$575,791

Note 17.    Acquisitions

In 2002, the Company acquired the following for a cost of approximately $43,445,000, which was paid in cash:

SRM Aggregates, Inc. - three sales yards in Mississippi and related equipment.
U.S. Aggregates, Inc. - two aggregates facilities in Alabama and Tennessee; one sales yard in Tennessee; ready-mix equipment; and two parcels of land in Tennessee.
Fleet Capital Corporation and LaSalle National Leasing - certain equipment previously leased to U.S. Aggregates related to the above-mentioned facilities in Alabama and Tennessee.
Nolichuckey Sand Co. Inc. - stock of sand and gravel company owning two aggregates facilities in Tennessee.
Builder's Sand & Gravel, Inc. - one aggregates facility in Illinois.
Transit Mix Concrete & Materials Company (d/b/a Trinity Aggregate Distribution Company) - assets and inventory located at a sales yard in Texas.

All of these 2002 acquisitions related to the Company's Construction Materials segment. Goodwill recognized in these transactions totaled $18,756,000. Acquisition goodwill in the amount of $4,818,000 will not be deductible for income tax purposes. The remaining goodwill related to 2002 acquisitions is expected to be fully deductible for income tax purposes.

In 2001, the Company acquired all of its former joint venture partner's interests in the Crescent Market Companies for $121,100,000. Tarmac was acquired in 2000 for $226,900,000 plus related working capital. In addition, at various dates during 2001 and 2000 the Company acquired several smaller companies. The combined acquisition purchase prices for these years were approximately $18,000,000 and $11,000,000, respectively. With the exception of the Crescent Market Companies and Tarmac acquisitions, funds for the purchases were primarily provided by either internally generated cash flows or stock issuances. The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.

All the 2002, 2001 and 2000 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2002 and 2001, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2002 and 2001.

Goodwill and the allowances for pre-2002 amortization at December 31 are as follows (in thousands of dollars):

	2002	2001	2000
Goodwill	$646,502	$681,289	$627,896
Less allowances for amortization	70,711	92,727	65,852
Goodwill, net	$575,791	$588,562	$562,044

FINANCIAL TERMINOLOGY

Acquisitions
The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.

Capital Employed
The sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity; for a segment: the net sum of the segment's assets, current liabilities, and allocated corporate assets and current liabilities, exclusive of cash items and debt. Average capital employed is a 12-month average.

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

EBIT
Earnings before interest and income taxes.

Net Sales
Total customer revenues for the Company's products and services excluding delivery revenues, net of discounts, if any.

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

Shareholders' Equity
The sum of common stock (less the cost of common stock in treasury), capital in excess of par value, retained earnings and accumulated other comprehensive income (loss), as reported in the balance sheet. Average shareholders' equity is a 12-month average.

Short-term Debt
The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.

Total Debt as a Percent of Total Capital
Total debt is the sum of notes payable, current maturities and long-term debt. Total capital is the sum of total debt and shareholders' equity.

Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end-of-year data.

Net Sales, Total Revenues, Net Earnings And Earnings Per Share
Vulcan Materials Company and Subsidiary Companies

Amounts in millions, except per share data	2002	2001
Net Sales
First quarter	$534.5	$569.1
Second quarter	681.4	760.5
Third quarter	714.3	766.0
Fourth quarter	614.9	659.7
Total	$2,545.1	$2,755.3
Total Revenues
First quarter	$587.1	$620.4
Second quarter	747.7	828.3
Third quarter	785.8	843.1
Fourth quarter	676.0	728.2
Total	$2,796.6	$3,020.0
Gross Profit
First quarter	$90.3	$85.5
Second quarter	161.7	198.9
Third quarter	170.6	211.9
Fourth quarter	118.4	153.2
Total	$541.0	$649.5
Net Earnings (Loss)
First quarter	$(8.9)	$5.7
Second quarter	65.4	79.6
Third quarter	76.8	92.2
Fourth quarter	36.6	45.2
Total	$169.9	$222.7
Basic Earnings (Loss) Per Share
First quarter	$(0.09)	$0.06
Second quarter	0.64	0.79
Third quarter	0.75	0.91
Fourth quarter	0.36	0.44
Full year	$1.67	$2.20
Diluted Earnings (Loss) Per Share
First quarter	$(0.09)	$0.06
Second quarter	0.64	0.78
Third quarter	0.75	0.90
Fourth quarter	0.36	0.44
Full year	$1.66	$2.17