Form 10-K, Exhibit 13
period 2003-12-31
VULCAN MATERIALS CO
filed 2004-03-15
CIK 103973

Exhibit (13)

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Vulcan is the nation's leading producer of construction aggregates, a major producer of asphalt and ready-mixed concrete and a significant chloralkali chemicals producer. We operate principally in North America under two business segments: Construction Materials and Chemicals.

Our Construction Materials segment accounts for approximately 80% of our total net sales. Our principal product - aggregates - is consumed in virtually all types of public and privately funded construction, including highway construction and maintenance, as well as residential and nonresidential construction. Historically, public construction has accounted for more than half of our aggregates demand. In 2003, and for the first time in more than 10 years, public construction accounted for less than half (45%) of our aggregates shipments. Lower spending at the state level on highways and strong housing demand contributed to this end-market shift in our aggregates sales volume. In the future, we expect public construction demand to approximate historical levels by accounting for more than half of our aggregates demand.

Funding for highway construction and maintenance comes from federal, state and local sources, primarily motor fuel taxes with supplements from other taxes and general fund appropriations. Most of the federal receipts are credited to the Highway Trust Fund for right-of-way acquisition, engineering and construction of major highways, including major improvements to existing highways. States obligate these funds for qualifying projects with 80% federal dollars and 20% state dollars up to the limits of a six-year authorization bill and an annual budget appropriation from the U.S. Congress. States' receipts are largely credited to state highway trust funds, many of which are dedicated to highway projects. These funds are used not only to match federal funds but also to build additional roads beyond the federal funding limits. Significant portions are transferred to counties and municipalities to fund their local street maintenance and construction programs.

Customers for our products include heavy construction and paving contractors; residential and commercial building contractors; concrete products manufacturers; state, county and municipal governments; and railroads. From 278 aggregates production facilities and sales yards concentrated mostly in the southern half of the United States, we serve our customers by truck, rail and water distribution networks. Due to the low value to weight ratio, aggregates markets are generally local in nature. Truck delivery accounts for the vast majority of total shipments. Additionally, we produce and sell asphalt and ready-mixed concrete in California, Texas, Tennessee, Arizona and New Mexico.

In 2003, Construction Materials' end markets showed varied levels of strength. Residential construction remained at high levels, while private nonresidential activity remained weak. Public spending on infrastructure, principally highways, was down due in part to state budget deficits and uncertainty about the size and timing of the next six-year federal highway bill to succeed TEA-21. In the first quarter of 2003, aggregates shipments were down 3% versus the first quarter of 2002. However, construction activity strengthened in many of our markets as the year progressed, resulting in record shipments in the second half of the year. Pricing for aggregates was up slightly but offset by a product mix weighted more toward lower-priced products.

In September 2003, prior to the expiration of TEA-21, Congress extended funding for the federal highway program for five months at an annualized level of $31.6 billion through February 29, 2004. This annualized amount approximated the fiscal year 2003 appropriation level. In late January 2004, Congress passed and the President signed the appropriation level for fiscal year 2004 at $33.6 billion. The $2 billion increase should allow state departments of transportation to release highway projects that have been on hold or pending the outcome of the fiscal year 2004 appropriation process. Furthermore, in early February the President released his fiscal year 2005 budget plan that includes a new six-year highway reauthorization amount of approximately $202 billion, up from the $193 billion included in his original proposal. By contrast, in early February the Senate passed a new six-year highway reauthorization bill providing $255 billion, while the House is considering a $298 billion amount for highways. While the timing and size of the next six-year bill for highways remains uncertain, there appears to be strong evidence the reauthorization level will be a sizable increase from TEA-21.

Our Chemicals segment comprises three production facilities and a network of distribution terminals. From these facilities, chloralkali products are produced and sold into various industrial markets including chemical processing, polymer, refrigerant, foam-blowing, food and pharmaceutical, pulp and paper, and water management. The products produced in the chloralkali process are caustic soda and chlorine in a fixed ratio of 1.1:1. Substantially all caustic soda we produce is sold directly in the merchant market, while most chlorine we produce is used internally as feedstock to produce higher-valued chlorinated organic chemicals. Other products produced and sold include hydrochloric acid and potassium chemicals. Key energy and raw material costs include electricity, natural gas, ethylene and methanol.

In our Chemicals segment, we progressed on several key management objectives during 2003. We completed the divestiture of the Performance Chemicals business unit and, accordingly, its results are reported as discontinued operations. We achieved significantly higher operating efficiencies in our chloralkali plants. The first full year of operation of our new 5CP plant contributed significantly to the segment's improvement in sales and earnings. The 5CP plant produces the feedstock for a non-ozone depleting foam-blowing agent that replaces a product phased out by the Montreal Protocol. Pricing for both caustic soda and chlorine improved in 2003. Volumes for caustic soda, chlorine and certain chlorinated organic products were higher than in 2002 due to a rationalization of some chloralkali industry capacity and a pickup in industrial activity in the second half of the year.

<PAGE 19>

In the discussion that follows, the results from operations for prior years have been restated to exclude discontinued operations. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.

Results of Operations
2003 vs. 2002
Net sales were a record $2.619 billion in 2003, increasing 9% from 2002. Net earnings were $195.0 million, or $1.90 per diluted share, as compared with $169.9 million, or $1.66 per diluted share in 2002. Earnings from continuing operations before cumulative effect of accounting changes increased 14% from the prior year to $2.18 per diluted share.

Earnings from continuing operations before interest and income taxes increased 13%, or $41.6 million, to $361.0 million in 2003. The earnings improvement resulted mainly from record aggregates shipments in the second half of the year and improved pricing for caustic soda and chlorine. Included in the $41.6 million earnings increase was approximately $20.6 million in gains on sale of excess real estate, offset by an $11.1 million pretax impairment charge reflecting the write-down to fair value for similar parcels and $9.3 million in charges for estimated future groundwater monitoring and remediation costs at our Chemicals plants. Higher pension and healthcare costs and performance-based incentive compensation negatively impacted both segments in 2003.

Operating cash flows less capital expenditures were a record $325.1 million, an increase of 55% from 2002.

During the first quarter of 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), which requires the recording of the estimated fair value of asset retirement obligations when incurred. The implementation of this accounting standard resulted in a one-time, noncash charge to earnings of $0.18 per diluted share. The ongoing operating cost for the year was $10.5 million and is included in cost of goods sold.

Additionally, during the year we completed the divestiture of our Performance Chemicals business unit. The loss on discontinued operations of $9.7 million or $0.10 per diluted share is referable to this business unit.

2002 vs. 2001
Sales volume and earnings in both segments were negatively impacted by economic weakness, particularly in private nonresidential construction and industrial manufacturing. Our 2002 net sales of $2.405 billion were down 8% from 2001's net sales of $2.602 billion. Net earnings were $169.9 million, or $1.66 per diluted share, as compared with net earnings and diluted earnings per share of $222.7 million and $2.17, respectively, in 2001. Earnings from continuing operations before interest and income taxes equaled $319.5 million, down 22% from the prior year's amount of $410.9 million.

In 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (FAS 142), resulting in the impairment of Performance Chemicals' goodwill of $20.5 million. The impact of the adoption of FAS 142 was slightly favorable to net earnings as the elimination of goodwill amortization more than offset the goodwill impairment charge.

Construction Materials
2003 vs. 2002
Net sales increased 5% to $2.087 billion in 2003. Record net sales were recorded in the third and fourth quarters as aggregates shipments increased 14% from the second half of 2002. This increase was attributable to improved economic conditions, pent-up demand from wet weather in the Southeast during the first half, and continued strength in residential construction. Full-year aggregates shipments increased 7% to 232.8 million tons. Pricing for aggregates was up slightly, but offset by a product mix weighted more toward lower-priced products. Segment earnings, which are before interest and income taxes, increased $5.5 million from the prior year to $388.7 million. The increased earnings were due to the impact of stronger aggregates volumes offset by the effects of lower asphalt volumes, higher energy-related costs and increased pension and healthcare expenses. This information is summarized below (in millions of dollars):

Construction Materials 2003 vs. 2002
2002 earnings	$383
Aggregates	42
Asphalt	(16)
Increased pension and healthcare costs	(13)
FAS 143 (net of prior-year reclamation costs)	(2)
All other	(5)
2003 earnings	$389

In 2003, we sold $34.2 million of excess real estate properties in California and Arizona. The resulting pretax gain of $20.6 million was included in gain on sale of property, plant and equipment. Additionally, the values of certain similar real estate properties were adjusted to market values, resulting in a pretax impairment charge of $11.1 million; and a pretax impairment charge of $2.9 million referable to the closure of a lime plant near Chicago, Illinois was recorded. These charges were included in impairment of long-lived assets and account for most of this account's increase from 2002.

<PAGE 20>

2002 vs. 2001
Net sales in our Construction Materials segment of $1.981 billion were down 6% from the 2001 record of $2.114 billion. Aggregates shipments of 217.3 million tons decreased 8% from the 2001 level, while the average unit selling price increased approximately 2.5%. The reduction in volume was due mainly to the significant weakness in private nonresidential construction.

Segment earnings of $383.2 million for 2002 declined 4% from the record $400.5 million in 2001 while segment earnings as a percentage of net sales approximated prior year. The shortfall in segment earnings was due primarily to reduced volume, offset in part by improved pricing and the elimination of goodwill amortization. We continued to achieve operating cost reductions at the former Tarmac and CalMat operations. This information is summarized below (in millions of dollars):

Construction Materials 2002 vs. 2001
2001 earnings	$400
Aggregates	(30)
Elimination of goodwill amortization	23
Asphalt	(4)
All other	(6)
2002 earnings	$383

Chemicals
2003 vs. 2002
In 2003, our Chemicals segment reported net sales of $531.9 million compared with $424.8 million in the prior year. The dramatic increase in 2003's net sales was due mainly to improved pricing for caustic soda, chlorine and chlorinated organic products, particularly in the first half of the year when prices compared favorably to the depressed pricing levels experienced in 2002. Volumes for caustic soda, chlorine and certain chlorinated organic products were higher than in 2002 due to a rationalization of some chloralkali industry capacity and a pickup in industrial activity in the second half of the year. Segment earnings improved $36.0 million to a loss of $27.7 million. Segment results exclude the Performance Chemicals business unit sold in 2003. The ramp-up in sales from our 5CP plant contributed to both revenue growth and the improvement in segment results. During the year, our plant operating performance improved, resulting in higher plant operating efficiencies. Operating efficiency, which we define as effective available time after scheduled maintenance outages, improved from 89% to 96% in 2003. These gains in segment results were somewhat offset by the effects of higher prices for energy and key raw materials. Additionally, the segment results included $9.3 million of environmental charges for estimated future groundwater monitoring and remediation costs. These costs were reported in other operating costs in the accompanying Consolidated Statements of Earnings. This information is summarized below (in millions of dollars):

Chemicals 2003 vs. 2002
2002 loss	$(64)
Higher caustic, chlorine and chlorinated organic pricing	34
5CP	12
Improved plant operating efficiencies	10
Higher energy and raw materials costs	(13)
Environmental accruals	(9)
All other	2
2003 loss	$(28)

2002 vs. 2001
Net sales for 2002 totaled $424.8 million, down 13% from the 2001 result of $488.4 million. Pricing for caustic soda was down approximately 50% compared with 2001. Continued softness in the industrial sector of the economy resulted in lower pricing and volume for most chlorinated organic products. At a loss of $63.7 million, segment earnings, which are earnings from continuing operations before interest and income taxes, were down significantly from the 2001 earnings of $10.4 million. The 2002 loss included approximately $16 million in higher plant costs due primarily to increased spending for plant reliability, efficiency and maintenance. Our joint venture with Mitsui showed improved results due to increased ethylene dichloride (EDC) sales price, improved plant efficiencies and increased volume for all products. Additionally, we commenced commercial operation of our new 5CP plant. This information is summarized below (in millions of dollars):

Chemicals 2002 vs. 2001
2001 earnings	$10
Lower caustic pricing	(62)
Lower natural gas costs	13
Increased plant costs	(16)
Lower chlorinated organic pricing	(12)
Improved joint venture results	6
All other	(3)
2002 loss	$(64)

Selling, Administrative and General
Selling, administrative and general expenses of $217.1 million in 2003 increased 10% from the 2002 level of $196.9 million. This increase resulted primarily from higher pension and healthcare costs and performance-based incentive compensation. In 2002, selling, administrative and general expenses were down approximately 1% from the 2001 level. This decrease resulted primarily from lower bad debt charges and overhead reduction initiatives in our Chemicals segment.

Impairment of Long-lived Assets
During 2003, we recorded asset impairment losses totaling $15.7 million (Construction Materials $14.5 million; Chemicals $1.2 million) related to our long-lived assets. Included in this impairment loss was the $11.1 million write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2.9 million; the write-down to fair value of owned property surrounding our Wichita, Kansas Chemicals facility for $1.2 million; and various smaller write-downs related to operating facilities for $0.5 million. During 2002, we recorded asset impairment losses totaling $4.3 million (Construction Materials $1.1 million; Chemicals $3.2 million) related to our long-lived assets. Included in 2002's impairment loss was the write-down of the methyl chloroform plant at our Geismar, Louisiana Chemicals facility for $3.2 million; the write-down of a fine-grind facility near Houston, Texas for $0.8 million; and the write-down of surplus land in northern Virginia for $0.3 million. There were no impairment losses in 2001. For additional information regarding impairment losses, see Note 4.

<PAGE 21>

Gain on Sale of PP&E
During 2003, we recorded gains on sale of property, plant and equipment of $27.9 million, an increase of $18.7 million from the prior year. The increase from 2002 was due primarily to gains on sale of excess real estate in California and Arizona of $20.6 million. Other gains recorded in 2003 included those related to the sale of excess or idle equipment. In 2002, gain on sale of property, plant and equipment was up $2.4 million from the 2001 level due primarily to the gain realized from the sale of the corporate aircraft. As none of these asset sales met the definition of a "component of an entity" as described in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144), the gains were reported in continuing operations.

Other Operating Costs
Other operating costs increased $12.0 million to $25.5 million in 2003. The increase was due primarily to $9.3 million of charges for estimated future groundwater monitoring and remediation costs at our Chemicals facilities. In 2002, other operating costs were down $19.3 million from the 2001 level, due primarily to the elimination of goodwill amortization pursuant to the adoption of FAS 142.

Minority Interest
Minority interest income of $0.7 million and $2.5 million in 2003 and 2002, respectively, was referable to the minority partner's share of the loss for our Chloralkali joint venture. We are the Chloralkali joint venture's majority partner with a 51% interest and, as such, our consolidated financial statements include the accounts of this joint venture. The $1.8 million decrease in minority interest income was due mostly to stronger demand in Asia for EDC, a strengthening industrial economy in the United States in the second half of the year and improved plant operations resulting in lower plant costs.

Other Income
In 2003, other income, net of other charges, was $7.2 million compared with the 2002 amount of $6.0 million. The increase was due mostly to higher rent income from properties in California. In 2002, other income was $3.7 million higher than the prior year due primarily to settlement proceeds for land acquired by the City of Wilmington, California through eminent domain.

Interest Expense
Interest expense was $54.1 million in 2003 compared with the 2002 amount of $54.8 million. Excluding capitalized interest credits, gross interest expense of $56.2 million decreased $1.5 million due to slightly lower average short-term borrowing and lower long-term debt. In 2002, interest expense decreased $6.3 million from the 2001 level. This decrease reflected a reduction in interest-bearing debt outstanding during the period.

Income Taxes
Our effective tax rate was 28.2% for the year, up from 26.6% in 2002. The higher rate resulted principally from a higher state tax rate. The effective rate decreased in 2002 from the 2001 rate of 31.7%. This reduction reflected the favorable effect of statutory depletion, a lower state tax rate and the impact of the elimination of goodwill amortization.

Discontinued Operations
In 2003, we completed our exit strategy for the Performance Chemicals business unit. Accordingly, financial results referable to these businesses are reported in discontinued operations. In separate transactions in the first and second quarters, the municipal wastewater treatment business was sold as well as the Dalton and Smyrna, Georgia plants. In the third quarter, the sale of the industrial water treatment and pulp and paper businesses was completed. In the fourth quarter, the remaining Columbus, Georgia production plant was sold. The collective impact from these transactions resulted in a gain on disposal of $6.3 million, offset by a pretax operating loss of $22.4 million. Net of income taxes, the loss on discontinued operations totaled $9.7 million in 2003. For additional information regarding discontinued operations, see Note 2.

Accounting Changes
On January 1, 2003, we adopted FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets. With the adoption of FAS 143, we recorded, at estimated fair value, all asset retirement obligations for which we have legal obligations for land reclamation. This accounting change resulted in a charge to net earnings of $18.8 million or $0.18 per diluted share.

On January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets," and, accordingly, discontinued goodwill amortization and recognized goodwill impairment in the Performance Chemicals reporting unit. Goodwill in the Performance Chemicals reporting unit of $30.2 million was fully impaired, resulting in a net-of-tax cumulative effect of accounting change that reduced 2002 earnings by $20.5 million or $0.20 per diluted share.

For additional information regarding the accounting changes, see Note 17.

2004 Outlook
Construction Materials
The outlook for 2004 in our Construction Materials markets is cautiously optimistic given the strong demand and shipments in the second half of 2003. Residential construction has been robust for some time and we anticipate the pace in 2004 to approximate the level of activity in 2003. Highway construction is projected to increase modestly in 2004 while we anticipate an increase in private nonresidential construction late in the year. As a result, we expect aggregates shipments and pricing in our markets to increase modestly.

State spending for highways has been impacted by state budget deficits and a lack of clarity surrounding the amount and timing of reauthorization of TEA-21. The approval of a new six-year highway bill coupled with a general increase in economic activity would enhance planning and budgeting for new highway projects.

Chemicals
Demand in the industrial manufacturing sector of the economy (as measured by the industrial production index) remained relatively flat from December 2001 (five-year low) through the first half of 2003. However, the second half of 2003 showed signs of recovery as the index increased for six months in a row. Going into 2004, we anticipate demand for key chlorinated organic products to increase as the strength experienced in late 2003 continues. Pricing for caustic soda is projected to decline from 2003 while chlorine should be relatively even with 2003 pricing.

<PAGE 22>

We remain focused on improving plant operating performance and lowering controllable costs at our plants. Costs for energy and key raw materials are expected to increase in 2004. Higher natural gas costs will be offset somewhat by our hedging program.

Overall
Operating cash flows are expected to be strong in 2004. We will retire approximately $250 million of debt maturing in 2004 with cash generated from the business. We will also increase dividends to shareholders for the 12th consecutive year.

In 2004, we expect capital expenditures, which exclude business acquisitions, around the $230 million level, which approximates 80%-90% of projected depreciation, depletion and amortization. Construction Materials' capital projects, particularly those in California, will be a priority as we invest the majority of our new capital in that segment.

Liquidity and Capital Resources
We believe that we have sufficient financial resources, including cash provided by operating activities and open lines of credit, to meet business requirements in the future including capital expenditures, dividend payments, potential future acquisitions and debt service obligations.

Cash Flows
Net cash provided by operating activities equaled $519.0 million in 2003, up $61.0 million from the 2002 level due primarily to higher earnings, liquidation of Performance Chemicals' working capital and the timing of cash payments to suppliers. Net operating cash provided by the Construction Materials segment decreased $18.6 million to $466.9 million, while net operating cash provided by the Chemicals segment increased $79.1 million to $83.1 million.

Net cash used for investing activities of $126.0 million in 2003 decreased $142.9 million from the 2002 level due to lower capital and acquisition spending and increased sales of fixed assets. Cash expenditures for property, plant and equipment, excluding acquisitions, equaled $193.9 million in 2003, which was $54.9 million below the 2002 level. Cash spending for acquisitions, including amounts referable to working capital and other items, totaled $3.5 million compared with $43.4 million in 2002. Proceeds from sale of property, plant and equipment of $81.7 million increased $55.8 million from 2002 due primarily to the disposition of our Performance Chemicals business unit and the sale of excess real estate in California and Arizona.

We used $147.1 million of cash for financing activities during 2003. We retired debt obligations totaling $50.1 million and paid $99.6 million in dividends from available cash. During 2002 we used $119.3 million of cash for financing activities. We used available cash to repay $23.8 million of short-term borrowings and debt and to retire early $7.4 million of long-term notes. Additionally, we paid dividends of $95.4 million during the year from available cash.

Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, as well as with the goal of maintaining debt ratios within prudent and generally acceptable limits.

Working Capital
Working capital, the excess of current assets over current liabilities, totaled $507.3 million at December 31, 2003, up $15.3 million from the 2002 level. The 2003 increase resulted primarily from an increase in cash items of $250.9 million, offset in part by the reclassification from long-term debt of $243.0 million of five-year notes issued in 1999, due on April 1, 2004, and certain accrued liabilities. We expect to pay these notes upon maturity using available cash balances. We have $350.0 million in unused bank lines of credit, which serve as liquidity support for commercial paper outstanding. Working capital totaled $492.0 million at December 31, 2002, up $106.5 million from the 2001 level resulting from a $69.9 million increase in cash and a reduction in federal income tax liability, partially offset by an increase in current debt of $17.8 million. This compares with an increase of $263.2 million in 2001, primarily attributable to a reduction in notes payable of $226.5 million due to the conversion of short-term debt to long-term debt.

The current ratio decreased to 1.9 at year-end 2003, compared with 2.7 for 2002 and 2.1 for 2001. The 2003 decrease in the current ratio resulted primarily from the above-mentioned reclassification of $243.0 million of notes, while the 2002 increase was due primarily to an increase in cash and cash equivalents and a decrease in current liabilities.

Capital Expenditures
Capital expenditures, which exclude business acquisitions, totaled $200.1 million in 2003, down $49.5 million from the 2002 level of $249.6 million. As explained on page 51, we classify our capital expenditures into three categories based on the predominant purpose of the project. In 2003, profit-adding projects of $84.8 million accounted for the majority of the $164.9 million spending in the Construction Materials segment. Capital expenditures in the Chemicals segment totaled $35.2 million, with replacement projects accounting for the majority.

Commitments for capital expenditures were $27.7 million at December 31, 2003. We expect to fund these commitments using internally generated cash flow.

Acquisitions
In 2003, the combined purchase prices of acquisitions amounted to $3.5 million, down $39.9 million from the prior year. Acquisitions completed during 2003 included the addition of an aggregates production facility in Kentucky and a sales yard in Texas. The 2002 acquisitions included the addition of five aggregates production facilities in Alabama, Illinois and Tennessee and five sales yards in Mississippi, Tennessee and Texas.

<PAGE 23>

Short-term Borrowings and Investments
Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2003	2002	2001
Short-term investments:
Other marketable securities	$408,139	$170,728	$86,678
Short-term borrowings:
Bank borrowings	$29,000	$37,255	$43,879
Net short-term investments	$379,139	$133,473	$42,799

We were a net short-term investor throughout 2003 and ended the year in a short-term investing position. Bank borrowing and other notes payable reached a maximum of $37.3 million and amounted to $29.0 million at year end. The entire year-end balance was attributable to financing by the Chloralkali joint venture. Combined commercial paper and bank borrowing in 2002 reached a peak of $43.9 million and amounted to $37.3 million at year end. Comparable 2001 combined commercial paper and bank borrowing peaked at $306.7 million and amounted to $43.9 million at year end.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $350 million were maintained at the end of 2003, none of which was in use. In addition, the Chloralkali joint venture had an uncommitted bank credit facility in the amount of $40 million available at year-end 2003, of which $29.0 million was drawn.

Our commercial paper is rated A-1/P-1 by Standard & Poor's and Moody's Investors Service, Inc. (Moody's), respectively.

Current Maturities
Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2003	2002	2001
5.75% 5-year notes issued 1999	$243,000	$ -	$ -
Private placement notes	-	35,000	2,205
Medium-term notes	5,000	5,000	5,000
Tax-exempt bonds	-	-	8,800
Other notes	1,721	1,641	1,259
Total	$249,721	$41,641	$17,264

Maturity dates for our current maturities as of December 31, 2003 are as follows: April 1, 2004 - $243.0 million, September 11, 2004 - $5.0 million and various dates for the remaining $1.7 million. We expect to retire this debt using available cash.

Long-term Obligations
Long-term obligations and measures as of December 31 are summarized below (amounts in thousands, except percentages):

	2003	2002	2001
Long-term obligations:
Long-term debt	$607,654	$857,757	$906,299
Total long-term obligations	$607,654	$857,757	$906,299
Long-term capital:
Long-term debt	$607,654	$857,757	$906,299
Deferred income taxes	338,913	345,181	318,545
All other noncurrent liabilities	252,518	157,930	144,499
Shareholders' equity	1,802,836	1,696,986	1,604,274
Total long-term capital	$3,001,921	$3,057,854	$2,973,617
Long-term obligations as a percent of:
Long-term capital	20.2%	28.1%	30.5%
Shareholders' equity	33.7%	50.5%	56.5%

During 2003, total long-term obligations decreased by $250.1 million to $607.7 million, compared with a net reduction of $48.5 million in 2002. These reductions resulted primarily from the reclassification of debt from long-term to current maturities in the amounts of $249.7 million in 2003 and $41.6 million in 2002. The 2002 reduction also included the early retirement of $7.4 million of long-term debt. The reclassifications are reflected as payments of short-term debt in the accompanying Consolidated Statements of Cash Flows in the years payments are made. During the three-year period ended December 31, 2003, long-term obligations decreased cumulatively by $77.7 million from the $685.4 million outstanding at December 31, 2000. At year end, our long-term borrowings reflected weighted-average interest rates of 6.41% in 2003, 6.24% in 2002 and 6.29% in 2001.

During the same three-year period, shareholders' equity, net of dividends of $286.0 million, increased by $331.3 million to $1.803 billion.

In the future, the ratio of total debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes our cash-generating capability, combined with our financial strength and business diversification, can comfortably support a ratio of 30% to 35%. The actual ratio at the end of 2003 was 33.0%, down from 35.6% at the end of 2002. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. These acquisitions could be funded by using internally generated cash flow, incurring debt or issuing equity instruments.

In January 2002, we reduced our outstanding long-term debt by purchasing $7.0 million of our $250.0 million five-year notes (5.75% coupon rate, maturing in April 2004) at 103.5% of par value. Additionally, in January and February 2002, respectively, the Company exercised call options to retire two fixed-rate bond issues: (1) $3.0 million of 7.50% coupon bonds maturing in 2011 and (2) $5.8 million of 6.375% coupon bonds maturing in 2012.

In February 2001, we issued $240.0 million of five-year senior unsecured notes due February 2006 with a coupon of 6.40%. We used some of the proceeds from the sale of the notes to fund the acquisition of our partner's interests in the Crescent Market Companies. The remaining proceeds from the sale of the notes were used to retire commercial paper indebtedness and for general corporate purposes.

<PAGE 24>

The $94.6 million increase in 2003 for all other noncurrent liabilities (as noted in the preceding table) was attributable to the adoption of FAS 143 and the resulting recording of asset retirement obligations that totaled $107.7 million as of December 31, 2003. For additional information regarding the adoption of FAS 143 and asset retirement obligations, see Note 17.

Standard & Poor's and Moody's rate our public long-term debt at the A+/A1 level, respectively. Standard & Poor's has assigned a stable outlook to its rating while Moody's outlook is negative.

Contractual Obligations and Contingent Credit Facilities
Our obligations to make future payments under contracts as of December 31, 2003 are summarized in the table below (in millions of dollars):
	Payments Due by Year
	Note Reference	Total	2004	2005-2006	2007-2008	Thereafter
Cash Contractual Obligations
Short-term debt:
Principal payments		$ 29.0	$ 29.0	$ -	$ -	$ -
Interest payments		0.4	0.4	-	-	-
Long-term debt:
Principal payments	Note 6	854.9	249.8	276.0	34.0	295.1
Interest payments		179.5	46.0	69.3	41.1	23.1
Operating leases	Note 7	108.2	20.8	33.3	21.0	33.1
Mineral royalties	Note 12	77.4	9.2	12.8	9.9	45.5
Unconditional purchase obligations:
Capital	Note 12	27.7	27.7	-	-	-
Noncapital*	Note 12	149.3	41.0	51.5	15.5	41.3
Total cash contractual obligations		$1,426.4	$423.9	$442.9	$121.5	$438.1
* Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

In 2004, we estimate cash requirements for income taxes at $72.2 million. Additionally, we estimate 2004 cash contributions for the benefit plans at $4.0 million for pension plans and $4.3 million for postretirement plans.

We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

Our contingent credit facilities existing as of December 31, 2003 are summarized in the table below (in millions of dollars):
	Amount and Year of Expiration
	Total Facilities	2004	2005-2006	2007-2008	Thereafter
Contingent Credit Facilities
Lines of credit	$390.0	$240.0	$ -	$150.0	$ -
Standby letters of credit	26.4	26.4	-	-	-
Total contingent credit facilities	$416.4	$266.4	$ -	$150.0	$ -

Bank lines of credit amounted to $390.0 million, of which $240.0 million expires in 2004 and $150.0 million in 2007. Only $29.0 million of the lines of credit was in use at the end of 2003. We expect to renew the one-year credit lines expiring in 2004 in full, and continue to maintain the $150.0 million maturing in 2007. Virtually all standby letters of credit are renewable annually at the option of the beneficiary.

We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled.

Our standby letters of credit as of December 31, 2003 are summarized in the table below (in millions of dollars):
	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$18.0	One year	Renewable annually
Payment surety required by utilities	5.1	One year	Renewable annually
Contractual reclamation/restoration requirements	3.3	One year	Renewable annually
Total standby letters of credit	$26.4

<PAGE 25>

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in our financial condition, revenues or expenses, results of our operations, liquidity, capital expenditures or capital resources.

Common Stock
During 2003, 2002 and 2001, we did not purchase any shares of our common stock. Previously acquired shares are being held for general corporate purposes, including distributions under long-term incentive plans. Our decisions to purchase shares of our common stock are made based on valuation and price, our liquidity and debt level, and our actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based upon various factors, including those listed above.

Shares held in treasury at year end are shown below:

	2003	2002	2001
Number	37,894,479	38,148,071	38,384,750
Average cost	$15.17	$15.13	$15.08

The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 as of December 31, 2003.

Market Risk
We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, we utilize derivative financial instruments. To date, we have used commodity swap and option contracts to reduce our exposure to fluctuations in prices for natural gas. The fair values of these contracts were as follows: December 31, 2003 - $4.2 million favorable; December 31, 2002 -$3.9 million favorable; and December 31, 2001 - $13.3 million unfavorable. As a result of a hypothetical 10% reduction in the price of natural gas, we would experience a potential decline in the fair value of the underlying commodity swap and option contracts based on the fair value at December 31, 2003 of approximately $1.1 million.

We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50 million. Under this agreement, we pay a variable London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty. The six-month LIBOR rates approximated 1.22% at both November 3, 2003 and December 31, 2003. The interest rate swap agreement is scheduled to terminate February 1, 2006 coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240 million. The realized gains and losses related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. At December 31, 2003, the estimated fair value of our interest rate swap agreement reflected projected proceeds of $0.3 million.

We do not enter into derivative financial instruments for speculative or trading purposes.

At December 31, 2003, the estimated fair market value of our debt instruments was $925.0 million as compared to a book value of $857.4 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of the liability by approximately $24.3 million.

We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefits costs is discussed in greater detail within the Critical Accounting Policies section of this annual report on pages 27 through 28.

New Accounting Standards
In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (FAS 150). FAS 150 clarified the accounting for certain financial instruments with characteristics of both liabilities and equity and required that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. FAS 150 was effective for all financial instruments entered into or modified after May 31, 2003 and was otherwise effective at the beginning of the first interim period after June 15, 2003. However, on October 29, 2003 the FASB voted to indefinitely defer the application of paragraph 9 of FAS 150 as it relates to certain mandatorily redeemable noncontrolling interests. With the exception of paragraph 9, we adopted the provisions of FAS 150 with no material impact on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" (FAS 132 revised 2003). FAS 132 (revised 2003) requires disclosures about defined benefit pension plans' and other postretirement benefit plans' assets, obligations, cash flows and net cost, and retains a number of disclosures required by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The annual disclosure provisions of FAS 132 (revised 2003) are effective for this fiscal year ended December 31, 2003. We will adopt the interim disclosure provisions of FAS 132 (revised 2003) beginning in the first quarter of 2004.

<PAGE 26>

Critical Accounting Policies
We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 34 through 37. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may differ from these estimates.

We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Reclamation Costs
As a result of our January 1, 2003 adoption of FAS 143, we changed our accounting policy for reclamation costs. We consider this revised policy a critical accounting policy due to the significant level of estimates, assumptions and judgments and its potentially significant impact on our consolidated financial statements.

Reclamation costs resulting from the normal use of long-lived assets are recorded as incurred only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recorded as incurred only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques and a credit-adjusted risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of a triggering change in the cost would include a new reclamation law or amendment of an existing mineral lease. Examples of a triggering change in the estimated settlement date would include the acquisition of additional reserves or the closure of a facility.

Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:
-	Discount Rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
-

Expected Return on Plan Assets - We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

-	Rate of Compensation Increase (for salary-related plans) - For salary-related plans we project employees' annual pay increases, which are used to project employees' pension benefits at retirement.
-	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits - We project the expected increases in the cost of covered healthcare benefits.

During 2003, we made changes to our assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries when selecting each of these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At December 31, 2003, we decreased the discount rate for our plans from 6.75% to 6.25% as a result of decreasing yields for long-term, high-quality bonds.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2003, we made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2003, we decreased the assumed inflation component of the rate of compensation increase from 4.0% to 2.8% for our pension plans.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2003, we increased our previously assumed rate of increase in the per capita cost of covered healthcare benefits. The new assumed rates of increase are 10% for 2004 and 2005, then decreasing 1% per year until reaching 5% in 2010, remaining level thereafter. The previously assumed rate was 8% for 2003 decreasing 1% per year until reaching 5% in 2006, remaining level thereafter. This change, combined with the reduction in the discount rate as well as other actuarial gains and losses, led to an actuarial loss in 2003 of $30.6 million in the postretirement plans. In addition, we expect these changes will result in an increase of approximately $5.0 million to the net periodic postretirement benefit cost in 2004.

<PAGE 27>

A variance in the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a hypothetical change in certain assumptions (in millions of dollars):
	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost
Actuarial Assumptions
Discount rate:
Pension	$(30.2)	$(1.7)	$33.6	$1.9
Other postretirement benefits	(4.3)	(0.3)	4.7	0.3
Expected return on plan assets	not applicable	(2.4)	not applicable	2.4
Rate of compensation increase (for salary-related plans)	10.3	1.6	(9.4)	(1.5)
Rate of increase in the per capita cost of covered healthcare benefits	4.8	0.5	(4.6)	(0.4)

For the year ended December 31, 2003, the pension plans' fair value of assets increased from $388.9 million to $478.6 million due primarily to our employer contributions to the plans and gains in the equity and bond markets. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the "market-related value," which recognizes changes in fair value averaged on a systematic basis over five years. This change combined with the other actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses, leads us to expect that the net periodic pension expense of $8.0 million recognized in 2003 will be a periodic pension expense of approximately $9.4 million in 2004.

In addition to normal cash payments made for pension benefits under the unfunded plan, estimated at $1.0 million, we expect to make contributions to the funded pension plans relating to fiscal year 2004. The amount of these contributions has been estimated at $3.0 million.

For additional information regarding pension and other postretirement benefits, see Note 10.

Environmental Compliance
We incur environmental compliance costs, particularly in our Chemicals segment. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews and approves cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation
We are involved with claims and litigation, including items covered under our self-insurance program. We use both internal and outside legal counsel to assess the probability of loss. We establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Additionally, estimated legal fees associated with these matters are accrued at the time such claims are made. Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Impairment of Long-lived Assets
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from the actual results.

Special Note Regarding Forward-looking Information
Our disclosures and analysis in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the "Looking Forward" section of the Letter to Shareholders and the section of Management's Discussion and Analysis entitled "2004 Outlook." Whenever possible, we have identified these forward-looking statements by words such as "anticipate," "may," "believe," "estimate," "project," "expect," "intend" and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general business conditions including the timing or extent of any recovery of the economy; the timing and amount of federal, state and local funding for infrastructure; the highly competitive nature of the industries in which we operate; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing pension and healthcare costs; and other risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

<PAGE 28>

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

Your Board of Directors pursues its oversight role for the financial statements and internal control structure in major part through the Audit Committee, which is composed of five outside directors. In addition, the full Board regularly reviews detailed management reports covering all aspects of the Company's financial affairs. The Audit Committee meets periodically with management, the independent auditors and the internal auditors to review the work of each and to ensure that each is properly discharging its responsibilities. To ensure independence, the Audit Committee also meets on these matters with the internal and independent auditors without the presence of management representatives.
/s/Mark E. Tomkins Mark E. Tomkins Senior Vice President, Chief Financial Officer and Treasurer	/s/Ejaz A. Khan Ejaz A. Khan Vice President, Controller and Chief Information Officer
March 10, 2004

Independent Auditors' Report

The Shareholders of Vulcan Materials Company:
We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies as of December 31, 2003, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for reclamation costs to conform to Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." Effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2001, the Company changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Birmingham, Alabama
March 10, 2004

<PAGE 29>

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2003	2002	2001
Amounts and shares in thousands, except per share data
Net sales	$2,618,823	$2,405,444	$2,602,046
Delivery revenues	273,363	242,607	263,586
Total revenues	2,892,186	2,648,051	2,865,632
Cost of goods sold	2,035,349	1,888,973	1,977,994
Delivery costs	273,363	242,607	263,586
Cost of revenues	2,308,712	2,131,580	2,241,580
Gross profit	583,474	516,471	624,052
Selling, administrative and general expenses	217,096	196,921	197,951
Impairment of long-lived assets	15,709	4,276	-
Gain on sale of property, plant and equipment, net	27,900	9,212	6,830
Other operating costs	25,453	13,478	32,792
Minority interest in losses of a consolidated subsidiary	671	2,486	8,483
Other income, net	7,230	5,960	2,251
Earnings from continuing operations before interest and income taxes	361,017	319,454	410,873
Interest income	4,528	3,473	4,425
Interest expense	54,120	54,841	61,115
Earnings from continuing operations before income taxes	311,425	268,086	354,183
Provision for income taxes
Current	55,252	36,253	76,492
Deferred	32,719	35,174	35,832
Total provision for income taxes	87,971	71,427	112,324
Earnings from continuing operations before cumulative effect of accounting changes	223,454	196,659	241,859
Discontinued operations
Loss from discontinued operations	(22,398)	(10,426)	(30,130)
Gain on disposal of discontinued operations	6,257	-	-
Income tax benefit	6,450	4,180	10,951
Loss on discontinued operations, net of income taxes	(9,691)	(6,246)	(19,179)
Cumulative effect of accounting changes, net of income taxes	(18,811)	(20,537)	-
Net earnings	$194,952	$169,876	$222,680
Basic earnings per share:
Earnings from continuing operations before cumulative effect of accounting changes	$2.19	$1.93	$2.38
Discontinued operations	$(0.09)	$(0.06)	$(0.18)
Cumulative effect of accounting changes	$(0.19)	$(0.20)	$-
Net earnings per share	$1.91	$1.67	$2.20
Diluted earnings per share:
Earnings from continuing operations before cumulative effect of accounting changes	$2.18	$1.92	$2.36
Discontinued operations	$(0.10)	$(0.06)	$(0.19)
Cumulative effect of accounting changes	$(0.18)	$(0.20)	$-
Net earnings per share	$1.90	$1.66	$2.17
Dividends per share	$0.98	$0.94	$0.90
Weighted-average common shares outstanding	101,849	101,709	101,445
Weighted-average common shares outstanding, assuming dilution	102,710	102,515	102,497
Pro forma assuming FAS 143 applied retroactively:
Net earnings		$168,396	$222,190
Net earnings per share (basic)		$1.66	$2.19
Net earnings per share (diluted)		$1.64	$2.17
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 30>

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies
As of December 31	2003	2002	2001
Amounts and shares in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$416,689	$170,728	$100,802
Medium-term investments	4,974	-	-
Accounts and notes receivable:
Customers, less allowance for doubtful accounts: 2003 $8,718; 2002 $8,931; 2001 $6,903	345,040	306,581	333,639
Other	14,913	25,545	6,424
Inventories	219,376	239,586	228,415
Deferred income taxes	34,358	37,698	53,040
Prepaid expenses	14,892	9,550	7,632
Total current assets	1,050,242	789,688	729,952
Investments and long-term receivables	21,111	15,964	13,352
Property, plant and equipment, net	1,892,648	1,976,053	2,000,030
Goodwill	579,817	575,791	588,562
Deferred charges and other assets	93,042	90,725	81,360
Total	$3,636,860	$3,448,221	$3,413,256
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$249,721	$41,641	$17,264
Notes payable	29,000	37,298	43,879
Trade payables and accruals	129,361	122,053	153,619
Accrued salaries and wages	42,261	41,145	44,138
Accrued interest	14,314	14,505	15,020
Accrued self-insurance reserve	28,439	15,578	14,100
Other accrued liabilities	49,856	25,489	56,475
Total current liabilities	542,952	297,709	344,495
Long-term debt	607,654	857,757	906,299
Deferred income taxes	338,913	345,181	318,545
Deferred management incentive and other compensation	45,950	39,952	36,997
Other postretirement benefits	64,373	61,228	58,189
Asset retirement obligations	107,683	-	-
Other noncurrent liabilities	34,512	56,750	49,313
Total liabilities	1,742,037	1,658,577	1,713,838
Minority interest in a consolidated subsidiary	91,987	92,658	95,144
Other commitments and contingent liabilities (Note 12)
Shareholders' equity
Common stock, $1 par value; 139,705 shares issued as of 2003, 2002 and 2001	139,705	139,705	139,705
Capital in excess of par value	49,664	41,555	35,638
Retained earnings	2,185,839	2,090,319	2,015,809
Accumulated other comprehensive income (loss)	2,649	2,438	(8,083)
Total	2,377,857	2,274,017	2,183,069
Less cost of stock in treasury	575,021	577,031	578,795
Total shareholders' equity	1,802,836	1,696,986	1,604,274
Total	$3,636,860	$3,448,221	$3,413,256
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 31>

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2003	2002	2001
Amounts in thousands
Operating Activities
Net earnings	$194,952	$169,876	$222,680
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	277,091	267,676	278,209
Net (gain) loss on disposal of property, plant and equipment	(22,931)	4,418	(5,872)
Cumulative effect of accounting changes	18,811	20,537	-
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	(28,891)	26,465	43,168
Inventories	20,609	(7,545)	(15,628)
Deferred income taxes	3,341	15,342	(8,383)
Prepaid expenses	(5,342)	(1,918)	6,786
Customer long-term receivables	100	(91)	(117)
Deferred charges and other assets	(20,650)	(11,227)	(10,702)
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	22,343	(16,261)	9,836
Trade payables and other accruals	23,378	(52,370)	(41,148)
Deferred income taxes	5,516	29,647	43,292
Other noncurrent liabilities	26,561	10,946	(12,894)
Other, net	4,158	2,548	2,839
Net cash provided by operating activities	519,046	458,043	512,066
Investing Activities
Purchases of property, plant and equipment	(193,923)	(248,778)	(286,854)
Payment for businesses acquired, net of acquired cash	(3,543)	(43,445)	(138,794)
Increase in medium-term investments	(4,974)	-	-
Proceeds from sale of property, plant and equipment	81,700	25,888	38,990
Change in investments and long-term receivables	(5,247)	(2,521)	337
Net cash used for investing activities	(125,987)	(268,856)	(386,321)
Financing Activities
Net payments - commercial paper and bank lines of credit	(8,298)	(6,582)	(226,450)
Payment of short-term debt	(41,593)	(17,264)	(6,765)
Payment of long-term debt	(245)	(7,427)	-
Proceeds from issuance of long-term debt	-	-	238,560
Dividends paid	(99,580)	(95,384)	(91,080)
Proceeds from exercise of stock options	5,116	4,443	5,550
Other, net	(2,498)	2,953	(34)
Net cash used for financing activities	(147,098)	(119,261)	(80,219)
Net increase in cash and cash equivalents	245,961	69,926	45,526
Cash and cash equivalents at beginning of year	170,728	100,802	55,276
Cash and cash equivalents at end of year	$416,689	$170,728	$100,802
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 32>

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies
For the years ended December 31	2003		2002		2001
Amounts and shares in thousands, except per share data	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2003, 2002 and 2001
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		41,555		35,638		28,359
Distributions under stock-based incentive plans, net of tax benefit		8,109		5,917		7,279
Balance at end of year		49,664		41,555		35,638
Retained earnings
Balance at beginning of year		2,090,319		2,015,809		1,884,269
Net earnings		194,952		169,876		222,680
Cash dividends on common stock		(99,580)		(95,384)		(91,080)
Other		148		18		(60)
Balance at end of year		2,185,839		2,090,319		2,015,809
Accumulated other comprehensive income (loss), net of taxes
Fair value adjustment to cash flow hedges:
Balance at beginning of year		2,438		(8,083)		-
Cumulative effect of accounting change		-		-		3,828
Fair value adjustment to cash flow hedges, net of reclassification adjustment		211		10,521		(11,911)
Balance at end of year		2,649		2,438		(8,083)
Common stock held in treasury
Balance at beginning of year	(38,148)	(577,031)	(38,385)	(578,795)	(38,661)	(580,837)
Distributions under stock-based incentive plans	254	2,010	237	1,764	276	2,042
Balance at end of year	(37,894)	(575,021)	(38,148)	(577,031)	(38,385)	(578,795)
Total		$1,802,836		$1,696,986		$1,604,274
Reconciliation of comprehensive income:
Net earnings		$194,952		$169,876		$222,680
Other comprehensive income (loss)		211		10,521		(8,083)
Total comprehensive income		$195,163		$180,397		$214,597
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 33>

Notes to Consolidated Financial Statements

note 1
Summary of Significant Accounting Policies

Nature of Operations
Vulcan Materials Company (the "Company," "Vulcan," "we," "our"), a New Jersey corporation, is the nation's foremost producer of construction aggregates; primarily crushed stone, sand and gravel. We are also a significant producer of chemicals, producing chloralkali and other industrial chemicals.

Due to the divestiture of our Chemicals segment's Performance Chemicals business unit as presented in Note 2, the operating results of these businesses have been presented as discontinued operations in the accompanying Consolidated Statements of Earnings. Assets and liabilities of our discontinued operations were not considered material for separate presentation in the accompanying Consolidated Balance Sheets.

Principles of Consolidation
The consolidated financial statements include the accounts of Vulcan Materials Company and all our majority or wholly owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation. Investments in which we have ownership interests of 20% to 50% are accounted for by the equity method.

Cash Equivalents
We classify as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. Other marketable securities with a maturity of more than three months, but not more than one year, at the time of purchase are classified as medium-term investments.

Accounts and Notes Receivable
Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits; rents receivable; etc. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded.

Inventories
Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include raw materials, direct labor and production overhead. Substantially all operating supplies are carried at average cost.

Property, Plant and Equipment
Property, plant and equipment are carried at cost less allowances for accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.

Repairs and maintenance are charged to operating expenses. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized.

Depreciation, Depletion, Accretion and Amortization
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

Accretion reflects the period-to-period increase in the carrying amount for the liability of asset retirement obligations. It is computed using the same credit-adjusted risk-free rate used to initially measure the liability at fair value.

Leaseholds are amortized over varying periods not in excess of applicable lease terms.

Goodwill
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Prior to 2002, goodwill was amortized on a straight-line basis over periods ranging from 15 to 30 years. Starting in 2002, goodwill was no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. Additional disclosures regarding our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (FAS 142), are presented in Note 17.

Fair Value of Financial Instruments
The carrying values of our cash equivalents, accounts and notes receivable, trade payables, accrued expenses and notes payable approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.

Derivative Instruments
We use derivative instruments (primarily commodity swap and option contracts) to manage volatility related to natural gas prices, and interest rate swap agreements to better manage interest rate risks. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative financial instruments are presented in Note 5.

Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

Revenue Recognition
Revenue is recognized at the time the sale price is fixed, the product's title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts, and third-party delivery costs billed to customers.

<PAGE 34>

Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development. Research and development costs for continuing operations totaled $6,076,000 in 2003, $5,753,000 in 2002 and $5,927,000 in 2001.

Stock-based Compensation
For the years ended December 31, 2003, 2002 and 2001, we utilized three types of stock-based employee compensation - deferred stock units, stock options and performance share awards - all of which are described more fully in Note 11. We account for these plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations. Compensation expense for the deferred stock unit awards is recognized in net earnings ratably over their 10-year maximum vesting life based on the market value of our underlying common stock on the date of grant. There is usually no compensation expense recognized in net earnings for the stock options, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. However, in 2003 we modified the terms of select stock options for certain terminated employees resulting in expense recognition of $156,000. Performance share unit awards were granted in 2003 and cliff vest in three years. Compensation expense for these awards is recognized in net earnings over their three-year life based on internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group. The pro forma effect on net earnings and earnings per share if we had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-based Compensation" (FAS 123), to stock-based employee compensation for the years ended December 31 is illustrated below (amounts in thousands, except per share data):
	2003	2002	2001
Net earnings, as reported	$194,952	$169,876	$222,680
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects	2,630	576	234
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,128)	(5,442)	(4,461)
Pro forma net earnings	$190,454	$165,010	$218,453
Earnings per share:
Basic - as reported	$1.91	$1.67	$2.20
Basic - pro forma	$1.87	$1.62	$2.15
Diluted - as reported	$1.90	$1.66	$2.17
Diluted - pro forma	$1.85	$1.61	$2.13

Reclamation Costs
As a result of our January 1, 2003 adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), we changed our accounting policy for reclamation costs.

Reclamation costs resulting from the normal use of long-lived assets are recorded as incurred only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recorded as incurred only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques and a credit-adjusted risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of a triggering change in the cost would include a new reclamation law or amendment of an existing mineral lease. Examples of a triggering change in the estimated settlement date would include the acquisition of additional reserves or the closure of a facility.

Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, "Employers' Accounting for Pensions" (FAS 87), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:
-	Discount Rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

<PAGE 35>
-

Expected Return on Plan Assets - We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

-	Rate of Compensation Increase (for salary-related plans) - For salary-related plans we project employees' annual pay increases, which are used to project employees' pension benefits at retirement.
-	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits - We project the expected increases in the cost of covered healthcare benefits.

For additional information regarding pension and other postretirement benefits, see Note 10.

Insurance
We are self-insured for losses related to workers' compensation up to $2,000,000 per occurrence, and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels. Losses under these self-insurance programs are accrued based upon our estimates of the liability for claims using certain actuarial assumptions from the insurance industry and based on our experience.

Environmental Compliance
We incur environmental compliance costs, particularly in our Chemicals segment. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews and approves cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation
We are involved with claims and litigation, including items covered under our self-insurance program. We use both internal and outside legal counsel to assess the probability of loss. We establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Additionally, estimated legal fees associated with these matters are accrued at the time such claims are made. Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Minority Interest
In 2000, we completed and put into operation the facilities for our Chloralkali joint venture with Mitsui & Co. The joint venture expanded our ethylene dichloride (EDC) production and added a new chloralkali plant. Minority interest reflected in the accompanying Consolidated Statements of Earnings consists of the minority partner's share of the Chloralkali joint venture's earnings or loss. We are this joint venture's majority partner with a 51% interest and as such our consolidated financial statements include the accounts of this joint venture.

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

Comprehensive Income
We report comprehensive income in our Consolidated Statements of Shareholders' Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Our other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas. Additionally, in 2001 other comprehensive loss included the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended.

Earnings Per Share (EPS)
We report two separate earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as detailed below (in thousands of shares):
	2003	2002	2001
Weighted-average common shares outstanding	101,849	101,709	101,445
Dilutive effect of:
Stock options	623	677	980
Other	238	129	72
Weighted-average common shares outstanding, assuming dilution	102,710	102,515	102,497

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents for the 12 months ended December 31 were as follows: 2003 - 4,132,912; 2002 - 4,077,550; and 2001 - 2,152.

<PAGE 36>

Recent Accounting Pronouncements
In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (FAS 150). FAS 150 clarified the accounting for certain financial instruments with characteristics of both liabilities and equity and required that those instruments be classified as liabilities in statements of financial position. Previously, many of these financial instruments were classified as equity. FAS 150 was effective for all financial instruments entered into or modified after May 31, 2003 and was otherwise effective at the beginning of the first interim period after June 15, 2003. However, on October 29, 2003 the FASB voted to indefinitely defer the application of paragraph 9 of FAS 150 as it relates to certain mandatorily redeemable noncontrolling interests. With the exception of paragraph 9, we adopted the provisions of FAS 150 with no material impact on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" (FAS 132 revised 2003). FAS 132 (revised 2003) requires disclosures about defined benefit pension plans' and other postretirement benefit plans' assets, obligations, cash flows and net cost, and retains a number of disclosures required by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The annual disclosure provisions of FAS 132 (revised 2003) are effective for this fiscal year ended December 31, 2003. We will adopt the interim disclosure provisions of FAS 132 (revised 2003) beginning in the quarter ending March 31, 2004.

Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions.

Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2003 presentation.

note 2
Discontinued Operations

In May 2003, we announced our intention to sell substantially all our Performance Chemicals businesses. Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144), the financial results of these operations have been classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented. The Performance Chemicals business unit consisted of specialty chemicals production and services businesses and was one of the two business units within our Chemicals segment.

The following transactions resulted in our disposition of substantially all the assets of the Performance Chemicals business unit:
-	March 2003 - Sold the assets of the municipal wastewater business to ALTIVIA Corporation and recognized a pretax gain on disposal of $2.0 million.
-

May 2003 - Announced our intention to sell the assets of our industrial water treatment and pulp and paper businesses to Kemira Oy, of Finland, including our Columbus, Georgia production plant and research and development facility, as well as production facilities in Shreveport, Louisiana and Vancouver, British Columbia. This sale was subsequently closed in July 2003, resulting in a pretax gain on disposal of $17.0 million.

-	June 2003 - Sold our Smyrna, Georgia production facility and our Dalton, Georgia distribution center to Lynx Chemical Group, resulting in a pretax loss on disposal of $12.4 million.
-	July 2003 - Sold certain technology, patents and machinery used to produce textile chemical products to Apollo Corporation resulting in a pretax gain on disposal of $0.6 million.
-	November 2003 - Sold our remaining Columbus, Georgia production plant to Lynx Chemical Group, resulting in a pretax loss on disposal of $0.9 million.

Operating results of our discontinued operations were as follows (in millions of dollars):
	2003	2002	2001
Net sales	$65.4	$139.7	$153.3
Total revenues	70.2	148.5	154.4
Loss before interest and income taxes	(22.0)	(10.4)	(30.0)
Pretax loss	(22.4)	(10.4)	(30.1)

<PAGE 37>

Assets and liabilities of our discontinued operations were not considered material for separate presentation in the accompanying Consolidated Balance Sheets. The major classes of assets and liabilities of our discontinued operations at December 31 were as follows (in millions of dollars):
	2003	2002	2001
Current assets	$8.4	$43.5	$44.9
Property, plant and equipment, net	-	39.0	48.2
Goodwill	-	-	30.2
Deferred charges and other assets	-	9.0	0.3
Total assets	$8.4	$91.5	$123.6
Current liabilities	$4.5	$12.0	$38.6
Deferred income taxes	-	-	1.3
Other noncurrent liabilities	16.5	1.4	2.9
Total liabilities	$21.0	$13.4	$42.8

note 3
Inventories

Inventories at December 31 are as follows (in thousands of dollars):
	2003	2002	2001
Finished products	$174,778	$189,378	$176,940
Raw materials	7,483	10,191	13,284
Products in process	476	486	564
Operating supplies and other	36,639	39,531	37,627
Total inventories	$219,376	$239,586	$228,415

The above amounts include inventories valued under the LIFO method totaling $134,051,000, $156,005,000 and $143,531,000 at December 31, 2003, 2002 and 2001, respectively. This 2003 reduction in LIFO-valued inventories resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of this liquidation on 2003 results was to decrease cost of goods sold by $1,850,000, decrease the pretax loss from discontinued operations by $663,000, increase earnings from continuing operations before cumulative effect of accounting changes by $1,138,000 ($0.01 per share effect) and increase net earnings by $1,545,000 ($0.02 per share effect).

Estimated current cost exceeded LIFO cost at December 31, 2003, 2002 and 2001 by $47,072,000, $48,662,000 and $44,620,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $260,000 ($0.00 per share effect) in 2003, an increase of $1,913,000 ($0.02 per share effect) in 2002 and an increase of $2,940,000 ($0.03 per share effect) in 2001.

note 4
Property, Plant and Equipment

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):
	2003	2002	2001
Land and land improvements	$681,073	$693,891	$681,330
Buildings	118,369	126,888	122,768
Machinery and equipment	3,174,693	3,197,646	3,011,781
Leaseholds	6,565	6,555	6,627
Deferred asset retirement costs	76,471	-	-
Construction in progress	58,475	73,563	121,448
Total	4,115,646	4,098,543	3,943,954
Less allowances for depreciation, depletion and amortization	2,222,998	2,122,490	1,943,924
Property, plant and equipment, net	$1,892,648	$1,976,053	$2,000,030

We capitalized interest costs of $2,116,000 in 2003, $2,896,000 in 2002 and $2,708,000 in 2001 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $56,236,000 in 2003, $57,736,000 in 2002 and $63,823,000 in 2001.

During 2003, we recorded asset impairment losses totaling $15,709,000 (Construction Materials $14,500,000; Chemicals $1,209,000) related to our long-lived assets. Included in this impairment loss was the $11,053,000 write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2,939,000; the write-down of owned property surrounding our Wichita, Kansas Chemicals facility for $1,155,000; and various smaller write-downs related to operating facilities for $562,000.

During 2002, we recorded asset impairment losses totaling $4,276,000 (Construction Materials $1,076,000; Chemicals $3,200,000) related to our long-lived assets. Included in this impairment loss was the write-down of the methyl chloroform plant at our Geismar, Louisiana Chemicals facility for $3,200,000; the write-down of a fine-grind facility near Houston, Texas for $750,000; and the write-down of surplus land in northern Virginia for $326,000.

<PAGE 38>

These 2003 and 2002 impairment losses represent the amount by which the carrying value exceeded the fair value of the long-lived assets. The write-down of the surplus land parcels resulted from our marketing efforts to sell the land and the valuations were based on quoted market prices, comparables or independent third-party appraisals. The write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace and were based on discounted cash flow analysis.

note 5
Derivative Instruments

Effective January 1, 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of adopting this statement in 2001 was $6,276,000 reflected in other comprehensive income, net of income tax expense of $2,448,000, related to our natural gas over-the-counter commodity swap and option contracts.

Natural gas used in our Chemicals segment is subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. We use over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. We have designated these instruments as effective cash flow hedges in accordance with FAS 133. Accordingly, the fair value of the open contracts, which extend through December 2004, has been reflected as a component of accumulated other comprehensive income of $4,246,000, less income tax expense of $1,597,000, in our consolidated financial statements as of December 31, 2003. If market prices for natural gas remained at the December 31, 2003 level, earnings of $4,246,000 would be classified into pretax earnings within the next 12 months. As of December 31, 2002, our consolidated financial statements reflected the fair value of the open contracts as a component of accumulated other comprehensive income of $3,906,000, less income taxes of $1,468,000. As of December 31, 2001, our consolidated financial statements reflected the fair value of the open contracts as a component of accumulated other comprehensive loss of $13,307,000, less an income tax benefit of $5,224,000.

During the year ended December 31, 2002, we elected to terminate early certain of our natural gas swaps. The fair value of such swaps, which totaled $471,000 favorable as of the termination date, will continue to be reported within accumulated other comprehensive income and will be reclassified into earnings as the forecasted transaction impacts earnings.

In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we pay the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty to the agreement. We have designated this instrument as an effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge, which will terminate February 1, 2006, has been reflected in our Consolidated Balance Sheets and Consolidated Statements of Earnings. As of December 31, 2003, the estimated fair value of our interest rate swap agreement reflected projected proceeds of $302,000.

There was no impact to earnings due to hedge ineffectiveness during the 12 months ended December 31, 2003, 2002 and 2001.

note 6
Credit Facilities, Notes Payable and Long-term Debt

Notes payable at December 31 is summarized as follows (in thousands of dollars):
	2003	2002	2001
Bank borrowings	$29,000	$37,255	$43,879
Other notes payable	-	43	-
Total notes payable	$29,000	$37,298	$43,879

We had no commercial paper outstanding at the end of years 2003, 2002 and 2001.

At the end of 2003, we had unused committed lines of credit with a group of banks that provide for borrowings of up to $350,000,000, of which $200,000,000 expires March 2004 and the remaining $150,000,000 expires March 2007. We expect to renew the one-year credit facility expiring March 2004 in full with no substantive changes in terms, conditions or covenants. Interest rates are determined at the time of borrowing based on current market conditions.

As of December 31, 2003, our Chloralkali joint venture had an uncommitted bank line of credit with a foreign bank in the amount of $40,000,000, of which $29,000,000 was drawn. The interest rate on this note is a floating rate based on the LIBOR plus 35 basis points. As a joint venture partner, we guaranteed a portion of the amounts borrowed under the credit line on a several basis, which reflects our pro rata ownership interest (51%). At December 31, 2003, our Chloralkali joint venture was in compliance with the minimum net worth covenant contained in the attendant credit agreement.

Other notes of $43,000 were issued in 2002 to acquire land.

All lines of credit extended to us in 2003, 2002 and 2001 were based solely on a commitment fee, thus no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.

<PAGE 39>

Long-term debt at December 31 is summarized as follows (in thousands of dollars):
	2003	2002	2001
6.40% 5-year notes issued 2001	$240,000	$240,000	$240,000
5.75% 5-year notes issued 1999	243,000	243,000	250,000
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	84,121	120,574	122,112
Medium-term notes	28,000	33,000	38,000
Tax-exempt bonds	8,200	8,200	17,000
Other notes	4,054	4,624	6,451
Total debt excluding notes payable	$857,375	$899,398	$923,563
Less current maturities of long-term debt	249,721	41,641	17,264
Total long-term debt	$607,654	$857,757	$906,299
Estimated fair value of long-term debt	$675,249	$932,148	$934,569

During 2002, we purchased $7,000,000 of our $250,000,000 five-year notes with a 5.75% coupon rate maturing in April 2004 for 103.5% of par value, resulting in a $7,000,000 reduction in the principal balance of these notes. The premium from par on this early retirement of debt was fully expensed in 2002.

During 2001, we accessed the public debt market by issuing $240,000,000 of five-year notes with a 6.40% coupon maturing in February 2006.

During 1999, we accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% coupon notes mature in April 2004 and the 6.00% notes mature in April 2009. The combined discount from par recorded on these notes is being amortized over the lives of the notes.

In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end December 2011. We entered into an agreement with the noteholders effective February 1999 whereby we guaranteed the payment of principal and interest.

During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $28,000,000 in notes outstanding as of December 31, 2003 have a weighted-average maturity of 8.7 years with a weighted-average interest rate of 8.76%.

The $8,200,000 of tax-exempt bonds consists of variable-rate obligations maturing in 2009. During 2002, we called and redeemed two fixed-rate bond issues: (1) $3,000,000 of 7.50% coupon bonds maturing in 2011 and (2) $5,800,000 of 6.375% coupon bonds maturing in 2012.

Other notes of $4,054,000 were issued at various times to acquire land or businesses.

The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2003 are: 2004 - $249,794,000; 2005 - $3,330,000; 2006 - $272,654,000; 2007 - $575,000; and 2008 - $33,429,000.

Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. Pursuant to a provision in our bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%. The total debt to total capitalization ratio was 33.0% as of December 31, 2003; 35.6% as of December 31, 2002; and 37.6% as of December 31, 2001.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates presented are based on information available to management as of December 31, 2003, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

note 7
Operating Leases

Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):
	2003	2002	2001
Minimum rentals	$29,680	$32,653	$32,654
Contingent rentals (based principally on usage)	18,586	16,454	15,667
Total	$48,266	$49,107	$48,321

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 2003 are payable as follows: 2004 - $20,766,000; 2005 - $17,824,000; 2006 - $15,477,000; 2007 - $12,046,000; 2008 - $8,918,000; and aggregate $33,142,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

<PAGE 40>

note 8
Accrued Environmental Costs

Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs by segment, as follows (in thousands of dollars):
	2003	2002	2001
Construction Materials	$7,270	$7,544	$7,640
Chemicals	13,878	3,298	5,766
Total	$21,148	$10,842	$13,406

The accrued environmental remediation costs in the Construction Materials segment relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively.

The 2003 increase in the accrued environmental remediation costs in the Chemicals segment relates to a $10,514,000 undiscounted charge for estimated future groundwater monitoring and remediation, of which $1,233,000 relates to discontinued operations.

note 9
Income Taxes

The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):
	2003	2002	2001
Domestic	$296,147	$261,117	$342,959
Foreign	15,278	6,969	11,224
Total	$311,425	$268,086	$354,183

Provision (benefit) for income taxes consists of the following (in thousands of dollars):
	2003	2002	2001
Current
Federal	$43,022	$27,356	$64,966
State and local	7,956	6,704	10,540
Foreign	4,274	2,193	986
Total	55,252	36,253	76,492
Deferred
Federal	24,443	37,029	29,436
State and local	8,098	(2,377)	6,236
Foreign	178	522	160
Total	32,719	35,174	35,832
Total provision	$87,971	$71,427	$112,324

The effective income tax rate varied from the federal statutory income tax rate due to the following:
	2003	2002	2001
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(7.6)	(8.4)	(6.5)
State and local income taxes, net of federal income tax benefit	3.4	1.0	3.1
Amortization of goodwill	-	-	1.5
Miscellaneous items	(2.6)	(1.0)	(1.4)
Effective tax rate	28.2%	26.6%	31.7%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):
	2003	2002	2001
Deferred tax assets related to:
Postretirement benefits	$24,623	$23,473	$23,102
Accruals for asset retirement obligations and environmental accruals	19,651	10,358	11,714
Accounts receivable, principally allowance for doubtful accounts	4,011	3,205	4,611
Inventory adjustments	4,270	5,803	5,212
Deferred compensation, vacation pay and incentives	24,773	18,898	19,520
Other items	9,517	15,980	20,475
Total deferred tax assets	86,845	77,717	84,634
Deferred tax liabilities related to:
Fixed assets	345,382	351,689	313,105
Pensions	17,460	17,896	16,288
Other items	28,558	15,615	20,746
Total deferred tax liabilities	391,400	385,200	350,139
Net deferred tax liability	$304,555	$307,483	$265,505

The above amounts are reflected in the accompanying Consolidated Balance Sheets as follows (in thousands of dollars):
	2003	2002	2001
Deferred income taxes:
Current assets	$(34,358)	$(37,698)	$(53,040)
Deferred liabilities	338,913	345,181	318,545
Net deferred tax liability	$304,555	$307,483	$265,505

<PAGE 41>

note 10
Benefit Plans

Pension Plans
We sponsor three funded, noncontributory defined benefit pension plans. These plans cover substantially all employees other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan and the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service.

Additionally, we sponsor unfunded, nonqualified pension plans that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $23,474,000, $19,747,000 and $0 at December 31, 2003; $19,322,000, $15,184,000 and $0 at December 31, 2002; and $14,367,000, $10,115,000 and $0 at December 31, 2001.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at the December 31 measurement date (in thousands of dollars):
	2003	2002	2001
Change in Benefit Obligation
Benefit obligation at beginning of year	$426,579	$373,263	$350,815
Service cost	18,263	16,443	15,064
Interest cost	28,251	28,133	25,937
Amendments	-	3,889	2,565
Discontinued operations	(2,212)	-	-
Actuarial (gain) loss	4,510	22,970	(2,884)
Benefits paid	(19,898)	(18,119)	(18,234)
Benefit obligation at end of year	$455,493	$426,579	$373,263
Change in Plan Assets
Fair value of assets at beginning of year	$388,947	$468,972	$553,115
Actual return on plan assets	93,756	(62,814)	(66,886)
Employer contribution	15,812	908	977
Benefits paid	(19,898)	(18,119)	(18,234)
Fair value of assets at end of year	$478,617	$388,947	$468,972
Funded status	$23,124	$(37,632)	$95,709
Unrecognized net actuarial (gain) loss	(8,523)	39,731	(95,767)
Unrecognized prior service cost	12,774	16,110	14,509
Net amount recognized	$27,375	$18,209	$14,451
Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$51,376	$47,378	$43,767
Accrued benefit liability	(25,527)	(29,169)	(29,316)
Intangible asset	1,526	-	-
Net amount recognized	$27,375	$18,209	$14,451

The accumulated benefit obligation for all defined benefit pension plans was $408,672,000 at December 31, 2003; $360,182,000 at December 31, 2002; and $301,306,000 at December 31, 2001.

The following table sets forth the components of net periodic benefit cost, additional information and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):
	2003	2002	2001
Components of Net Periodic Pension Benefit Cost
Service cost	$18,263	$16,443	$15,064
Interest cost	28,251	28,133	25,937
Expected return on plan assets	(39,681)	(42,451)	(41,645)
Amortization of transition asset	-	-	(957)
Amortization of prior service cost	2,438	2,288	1,750
Recognized actuarial gain	(1,255)	(7,263)	(9,022)
Net periodic pension benefit cost (income)	$8,016	$(2,850)	$(8,873)
Additional Information
Actual return (loss) on plan assets	$93,755	$(62,814)	$(66,886)
Curtailment gain	1,370	-	-
Assumptions Weighted-average assumptions used to determine benefit obligation at December 31
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase (for salary-related plans)
Inflation	2.80%	4.00%	4.25%
Merit/Productivity	2.20%	2.20%	2.20%
Total rate of compensation increase	5.00%	6.20%	6.45%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	6.50%	7.25%	7.25%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)
Inflation	3.40%	4.25%	4.25%
Merit/Productivity	2.20%	2.20%	2.20%
Total rate of compensation increase	5.60%	6.45%	6.45%

The 2003 disposition of the Performance Chemicals business unit reduced the number of active plan participants by approximately 11%, which resulted in a curtailment gain of $1,370,000.

<PAGE 42>

Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Our pension plan allocation range for 2004 and asset allocation percentages at December 31, 2003, 2002 and 2001 are presented below:
Asset Category	Allocation Range	Percentage of Plan Assets at December 31
	2004	2003	2002	2001
Equity securities	53-80%	69%	66%	67%
Debt securities	18-35%	25%	28%	26%
Real estate	-	-	-	-
Other	5-15%	6%	6%	7%
Total		100%	100%	100%

Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australasia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include cash reserves while the other asset category includes investments in venture capital, buyout and mezzanine debt private partnerships.

We establish our pension investment policy by evaluating asset/liability studies periodically performed by our consultants. These studies estimate trade-offs between expected returns on our investments and the variability in anticipated cash contributions to fund our pension liabilities. Our policy accepts a relatively high level of variability in potential pension fund contributions in exchange for higher expected returns on our investments and lower expected future contributions. We believe this policy is prudent given our strong pension funding, balance sheet and cash flows.

Our strategy for implementing this policy is to invest a relatively high proportion (53%-80%) in publicly traded equities, a moderate amount (18%-35%) in long-term publicly traded debt and a relatively small amount (5%-15%) in private, nonliquid opportunities for high returns such as venture capital, buyouts and mezzanine debt.

The policy, set by the Board's Finance and Pension Funds Committee, is articulated through guideline ranges and targets for each asset category: domestic equities, foreign equities, bonds, specialty investments and cash reserves. Management implements the strategy within these guidelines and reviews the financial results monthly, while the Finance and Pension Funds Committee reviews them semi-annually.

Assumptions regarding our expected return on plan assets are based primarily on judgments made by management and the Board committee. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on the long term, not recent history. Accordingly, the expected return has remained at 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.

Total employer contributions for the pension plans are presented below (in thousands of dollars):
Pension
Employer Contributions
2001	$977
2002	908
2003	15,812
2004 (estimated)	4,000

Certain of our hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $5,744,000 in 2003, $5,702,000 in 2002 and $5,844,000 in 2001. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. Twenty-nine percent of the hourly labor force were covered by collective bargaining agreements. Of the hourly workforce covered by collective bargaining agreements, 7% were covered by agreements that expire in 2004.

Postretirement Plans
In addition to pension benefits, we provide certain healthcare benefits and life insurance for some retired employees. Substantially all our salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach at least age 55 and meet certain service requirements while working for the Company. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever first occurs.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at the December 31 measurement date (in thousands of dollars):

	2003	2002	2001
Change in Benefit Obligation
Benefit obligation at beginning of year	$60,865	$55,207	$56,212
Service cost	2,976	2,458	2,364
Interest cost	4,314	3,916	3,883
Amendments	-	-	(3,159)
Actuarial (gain) loss	30,611	2,391	(1,461)
Benefits paid	(3,916)	(3,107)	(2,632)
Benefit obligation at end of year	$94,850	$60,865	$55,207
Change in Plan Assets
Fair value of assets at beginning of year	$-	$-	$3,507
Actual return on plan assets	-	-	(348)
Amendments	-	-	(3,159)
Fair value of assets at end of year	$-	$-	$-
Funded status	$(94,850)	$(60,865)	$(55,207)
Unrecognized net (gain) loss	32,003	1,390	(1,001)
Unrecognized prior service cost	(1,526)	(1,753)	(1,981)
Net amount recognized	$(64,373)	$(61,228)	$(58,189)
Amounts Recognized in the Consolidated Balance Sheets
Accrued postretirement benefits	$(64,373)	$(61,228)	$(58,189)

During 2001, we used the assets available for retiree life insurance to purchase policies for retirees covered under the program.

<PAGE 43>

The following table sets forth the components of net periodic benefit cost, additional information and weighted-average assumptions of the plans at December 31 (in thousands of dollars):

	2003	2002	2001
Components of Net Periodic Postretirement Benefit Cost
Service cost	$2,976	$2,458	$2,364
Interest cost	4,314	3,916	3,883
Expected return on plan assets	-	-	(245)
Amortization of prior service cost	(228)	(228)	(228)
Net periodic postretirement benefit cost	$7,062	$6,146	$5,774
Additional Information
Actual return on plan assets	n/a	n/a	n/a
Assumptions Weighted-average assumptions used to determine benefit obligation at December 31
Discount rate	6.25%	6.75%	7.25%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	6.75%	7.25%	7.25%
Expected return on assets	n/a	n/a	n/a
Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	10%	8%	5%
Rate to which the cost trend rate gradually declines	5%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2010	2006	2002

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):

	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost	$930	$(793)
Effect on postretirement benefit obligation	9,688	(9,264)

Total employer contributions for the postretirement plans are presented below (in thousands of dollars):

Postretirement
Employer Contributions
2001	$2,632
2002	3,107
2003	3,916
2004 (estimated)	4,229

The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.

Contributions by participants to the postretirement benefit plans were $505,000, $405,000 and $325,000 for the years ending December 31, 2003, 2002 and 2001, respectively.

Pension and Other Postretirement Benefits Assumptions
During 2003, we made changes to our assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries when selecting each of these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At December 31, 2003, we decreased the discount rate for our plans from 6.75% to 6.25% as a result of decreasing yields for long-term, high-quality bonds.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2003, we made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2003, we decreased the inflation component of the assumed rate of compensation increase from 4.0% to 2.8% for our pension plans.

<PAGE 44>

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2003, we increased our previously assumed rate of increase in the per capita cost of covered healthcare benefits. The new assumed rates of increase are 10% for 2004 and 2005, then decreasing 1% per year until reaching 5% in 2010, remaining level thereafter. The previously assumed rate was 8% for 2003, decreasing 1% per year until reaching 5% in 2006, remaining level thereafter. This change, combined with the reduction in the discount rate as well as other actuarial gains and losses, led to an actuarial loss in 2003 of $30,611,000 in the postretirement plans.

Defined Contribution Plans
We sponsor four defined contribution plans, which cover substantially all salaried and nonunion hourly employees. Expense recognized in connection with these plans equaled $9,899,000, $7,100,000 and $9,456,000, for 2003, 2002 and 2001, respectively.

Termination Benefits
In connection with the disposition of the Performance Chemicals business unit, we provided special and contractual termination benefits. In 2003, we recognized expense totaling $4,174,000 in connection with these benefits. This expense is included with the loss from discontinued operations caption of the accompanying Consolidated Statements of Earnings.

note 11
Incentive Plans

Stock-based Compensation Plans
Our 1996 Long-term Incentive Plan authorizes the granting of stock-based awards to our key salaried employees. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other stock-based awards (such as deferred stock units) valued in whole or in part by reference to or otherwise based on our common stock. The number of shares available for awards is 0.95% of our issued common shares (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Deferred stock unit awards were granted beginning in 2001 with the accrual of dividend equivalents starting one year after grant of the underlying stock unit award. These awards vest ratably over years 6 through 10 from the date of grant. Deferred stock unit grants were as follows: 2003 - 142,700 units with vesting beginning in 2009; 2002 - 98,100 units with vesting beginning in 2008; and 2001 - 102,600 units with vesting beginning in 2007. Expense provisions referable to these awards amounted to $1,576,000 in 2003, $924,000 in 2002 and $383,000 in 2001.

Stock options issued during the years 1996 through 2003 were granted at the fair market value of the stock on the date of the grant. They vest ratably over 5 years and expire 10 years subsequent to the grant. There was a $156,000 expense provision for stock options in 2003 related to a plan modification for the employees terminated with the divestiture of the Performance Chemicals business unit. There were no other expense provisions referable to these awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant.

Performance share unit awards were granted under the 1996 Long-term Incentive Plan beginning in 2003. These awards are based on the achievement of established performance goals, and cliff vest in three years. Expense provisions referable to these awards amounted to $2,527,000 in 2003. Expense provisions are affected by internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group.

We use the intrinsic value method per APB 25 in accounting for our stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by FAS 123 and SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" (FAS 148), and has been determined as if we had accounted for our stock-based compensation under the fair value method of those statements. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2002 and 2001 as presented below:
	2003	2002	2001
Risk-free interest rate	3.42%	4.73%	4.85%
Dividend yields	2.99%	1.96%	2.00%
Volatility factors of the expected market price of our common stock	24.31%	23.25%	23.82%
Weighted-average expected life of the option	7 years	7 years	5 years

The pro forma disclosure is presented in tabular format in Note 1.

<PAGE 45>

A summary of our stock option activity; related information as of December 31, 2003, 2002 and 2001; and changes during each year is presented below:
	2003		2002		2001
	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price
Outstanding at beginning of year	6,747,504	$36.90	5,940,125	$34.80	5,157,958	$32.16
Granted at fair value	704,300	$31.48	1,066,400	$45.92	1,093,600	$44.93
Exercised	(221,340)	$23.11	(204,571)	$21.72	(247,338)	$22.49
Forfeited	(50,365)	$46.62	(54,450)	$41.46	(64,095)	$42.41
Outstanding at year end	7,180,099	$36.73	6,747,504	$36.90	5,940,125	$34.80
Options exercisable at year end	4,447,989	$33.87	3,711,409	$30.99	2,945,545	$27.96
Weighted-average grant date fair value of each option granted during the year	$4.43		$8.37		$7.26

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:
	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Number of Shares	Weighted-average Exercise Price
$18.58-$21.31	1,534,509	2.77	$20.18	1,534,509	$20.18
$29.20-$32.95	1,511,930	6.40	$32.26	816,130	$32.94
$38.39-$42.48	1,143,380	6.09	$42.33	689,680	$42.34
$43.71-$47.44	2,990,280	6.80	$45.34	1,407,670	$45.19
Total/Average	7,180,099	5.74	$36.73	4,447,989	$33.87

Cash-based Compensation Plans
We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $8,895,000 in 2003, $7,561,000 in 2002 and $6,893,000 in 2001.

note 12
Other Commitments and Contingent Liabilities

We have commitments in the form of unconditional purchase obligations as of December 31, 2003. These include commitments for the purchase of property, plant and equipment of $27,672,000 and commitments for noncapital purchases of $149,297,000. The commitments for the purchase of property, plant and equipment are due in 2004; the commitments for noncapital purchases are due as follows: 2004, $40,994,000; 2005-2006, $51,505,000; 2007-2008, $15,478,000; and aggregate $41,320,000 thereafter. Expenditures under the noncapital purchase commitments totaled $155,524,000 in 2003, $100,752,000 in 2002 and $106,837,000 in 2001.

We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2003 in the amount of $77,382,000, due as follows: 2004, $9,158,000; 2005-2006, $12,793,000; 2007-2008, $9,874,000; and aggregate $45,557,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $37,872,000 in 2003, $36,711,000 in 2002 and $35,265,000 in 2001.

We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled.

<PAGE 46>

Our standby letters of credit as of December 31, 2003 are summarized in the table below (in millions of dollars):
	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$18.0	One year	Renewable annually
Payment surety required by utilities	5.1	One year	Renewable annually
Contractual reclamation/restoration requirements	3.3	One year	Renewable annually
Total standby letters of credit	$26.4

We are a defendant in various lawsuits incident to the ordinary course of business. It is not possible to determine with precision the probable outcome or the amount of liability, if any, with respect to these lawsuits; however, in our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial statements to a material extent.

note 13
Shareholders' Equity

We have purchased a total of 42,511,981 shares of our common stock at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. As of December 31, 2003, 8,473,988 shares remained under the current purchase authorization. No shares were purchased in 2003, 2002 or 2001.

note 14
Other Comprehensive Income (Loss)

Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Our other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas. The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders' Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) at December 31, 2003, 2002 and 2001 is summarized as follows (in thousands of dollars):
	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount
December 31, 2003
Other comprehensive income (loss), net of taxes:
Fair value adjustment to cash flow hedges	$(5,922)	$2,247	$(3,675)
Less reclassification adjustment for gains included in net earnings	6,262	(2,376)	3,886
Total other comprehensive income, net of taxes	$340	$(129)	$211
December 31, 2002
Other comprehensive income (loss), net of taxes:
Fair value adjustment to cash flow hedges	$28,902	$(11,237)	$17,665
Less reclassification adjustment for losses included in net earnings	(11,689)	4,545	(7,144)
Total other comprehensive income, net of taxes	$17,213	$(6,692)	$10,521
December 31, 2001
Other comprehensive income (loss), net of taxes:
Cumulative effect of accounting change	$6,276	$(2,448)	$3,828
Fair value adjustment to cash flow hedges	(25,859)	10,120	(15,739)
Less reclassification adjustment for gains included in net earnings	6,276	(2,448)	3,828
Net fair value adjustment to cash flow hedges	(19,583)	7,672	(11,911)
Total other comprehensive loss, net of taxes	$(13,307)	$5,224	$(8,083)

<PAGE 47>

note 15
Segment Data

Our reportable segments are organized around products and services and continue to be Construction Materials and Chemicals. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Our determination of segment earnings (a) does not reflect discontinued operations; (b) recognizes equity in the earnings or losses of nonconsolidated companies as part of segment earnings; (c) reflects allocations of general corporate expenses to the segments; (d) does not reflect interest income or expense; and (e) is before income taxes.

The Construction Materials segment produces and sells aggregates and related products and services in seven regional divisions. These divisions have been aggregated for reporting purposes. During 2003, this segment served markets in 20 states, the District of Columbia and Mexico with a full line of aggregates, and 6 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

As the result of our decision in 2003 to sell our Performance Chemicals businesses, the results of operations of this business unit, which were previously included in our Chemicals segment's earnings, have been reclassified as discontinued operations in the accompanying Consolidated Statements of Earnings. The Chloralkali business unit produces and sells chlorine, caustic soda, hydrochloric acid, potassium chemicals and chlorinated organic chemicals principally to the chemical processing, polymer, refrigerant, foam-blowing, food and pharmaceutical, pulp and paper, and water management industries.

Because the majority of our activities are domestic, assets outside the United States are not material. The Construction Materials segment sells a relatively small amount of construction aggregates outside the United States. Nondomestic net sales in the Construction Materials segment were $6,884,000 in 2003, $4,422,000 in 2002 and $5,519,000 in 2001. The Chemicals segment sells to customers outside the United States primarily in Asia, South America and Europe. This segment's net sales to foreign customers were $30,956,000 in 2003, $27,491,000 in 2002 and $33,051,000 in 2001.

Segment Financial Disclosure

Amounts in millions	2003	2002	2001
Net Sales
Construction Materials	$2,086.9	$1,980.6	$2,113.6
Chemicals	531.9	424.8	488.4
Total	$2,618.8	$2,405.4	$2,602.0
Total Revenues
Construction Materials	$2,309.6	$2,175.9	$2,331.9
Chemicals	582.6	472.2	533.7
Total	$2,892.2	$2,648.1	$2,865.6
Earnings (Loss) from Continuing Operations Before Interest and Income Taxes
Construction Materials	$388.7	$383.2	$400.5
Chemicals	(27.7)	(63.7)	10.4
Total	$361.0	$319.5	$410.9
Identifiable Assets
Construction Materials	$2,620.1	$2,635.9	$2,624.7
Chemicals	518.8	579.8	626.0
Identifiable assets	3,138.9	3,215.7	3,250.7
Investment in nonconsolidated companies	5.0	1.6	1.4
General corporate assets	76.3	60.2	60.4
Cash items	416.7	170.7	100.8
Total	$3,636.9	$3,448.2	$3,413.3
Depreciation, Depletion, Accretion and Amortization from Continuing Operations
Construction Materials	$215.7	$204.7	$212.5
Chemicals	52.2	52.5	55.2
Total	$267.9	$257.2	$267.7
Capital Expenditures
Construction Materials	$164.9	$206.7	$230.6
Chemicals	35.2	42.9	57.6
Total	$200.1	$249.6	$288.2
Net Sales by Product
Construction Materials
Aggregates	$1,507.4	$1,397.8	$1,483.0
Asphaltic products and placement	287.7	304.7	342.8
Ready-mixed concrete	207.9	181.8	186.2
Other	83.9	96.3	101.6
Total	$2,086.9	$1,980.6	$2,113.6
Chemicals
Chloralkali - Inorganic	$291.3	$208.9	$274.9
Chloralkali - Organic	240.6	215.9	213.5
Total	$531.9	$424.8	$488.4

<PAGE 48>

note 16
Supplemental Cash Flow Information

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2003	2002	2001
Cash payments:
Interest (exclusive of amount capitalized)	$54,409	$55,465	$55,484
Income taxes	47,890	39,177	57,408
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	-	1,573	30,505

note 17
Accounting Changes

2003 - FAS 143
On January 1, 2003, we adopted FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

FAS 143 requires us to recognize a liability for an asset retirement obligation in the period in which it is incurred, at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we will then recognize a gain or loss on settlement.

Prior to the adoption of FAS 143, we accrued the estimated cost of land reclamation over the life of the reserves based on tons sold in relation to total estimated tons. Our Consolidated Balance Sheets as of December 31 include accrued undiscounted land reclamation costs for the Construction Materials segment of $26,000,000 in 2002 and $26,091,000 in 2001. These accrued costs related to the acquired CalMat facilities. With the adoption of FAS 143, we recorded all asset retirement obligations, at estimated fair value, for which we have legal obligations for land reclamation. Essentially all these asset retirement obligations related to our underlying land parcels, including both owned properties and mineral leases. This accounting change resulted in an increase in long-term assets of $44,341,000; an increase in long-term liabilities of $63,152,000; and a cumulative effect of adoption that reduced shareholders' equity and 2003 net earnings by $18,811,000. Additionally, FAS 143 results in ongoing costs related to the depreciation of the assets and accretion of the liability. For the year ended December 31, 2003, we recognized operating costs related to FAS 143 totaling $10,594,000, including $69,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold.

A reconciliation of the carrying amount of our asset retirement obligations for the year ended December 31, 2003 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2002	$ -
Cumulative effect adjustment	99,259
Liabilities incurred	-
Liabilities (settled)	(8,413)
Accretion expense	5,130
Revisions up (down)	11,707
Asset retirement obligations as of December 31, 2003	$107,683

The $99,259,000 cumulative effect portion of the asset retirement obligations was offset by amounts previously accrued under generally accepted accounting principles in effect prior to the issuance of FAS 143.

On a pro forma basis as required by FAS 143, if we had applied the provisions of FAS 143 as of January 1, 2002 the amount of asset retirement obligations would have been $94,469,000. Additionally, if we had applied the provisions of FAS 143 as of January 1, 2001 the amount of the asset retirement obligations would have been $88,738,000.

2002 - FAS 142
On January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets," and, accordingly, discontinued goodwill amortization. Adjusted results assuming the elimination of goodwill amortization are summarized below (amounts in thousands, except per share data):

	2003	2002	2001
Net Earnings
As reported	$194,952	$169,876	$222,680
Goodwill amortization (net of taxes)	-	-	22,146
Adjusted net earnings	$194,952	$169,876	$244,826
Basic Net Earnings Per Share
As reported	$1.91	$1.67	$2.20
Goodwill amortization (net of taxes)	-	-	0.22
Adjusted net earnings	$1.91	$1.67	$2.42
Diluted Net Earnings Per Share
As reported	$1.90	$1.66	$2.17
Goodwill amortization (net of taxes)	-	-	0.22
Adjusted net earnings	$1.90	$1.66	$2.39

<PAGE 49>

In connection with the adoption of FAS 142, we were required to complete the first step of the two-step goodwill impairment test by June 30, 2002. In so doing, we identified nine reporting units, as defined by the statement: seven regional divisions in Construction Materials, Chloralkali Chemicals and Performance Chemicals. We determined the carrying value of each reporting unit by assigning assets and liabilities, including goodwill, to those reporting units as of January 1, 2002. Further, we determined the fair value of the reporting units using present value techniques.

Impairment was indicated in the Performance Chemicals reporting unit since its carrying value exceeded its fair value. This impairment resulted from the secular deterioration in business conditions facing the specialty chemicals industry. With this indication of impairment, we completed step two of the process by allocating the fair value of the reporting unit to its assets and liabilities. We engaged an independent third party to assist in determining the fair value of the reporting unit and in allocating such fair value to the individual assets and liabilities. As a result of completing step two of the impairment test, we determined that the goodwill in the Performance Chemicals reporting unit of $30,240,000 was fully impaired as of January 1, 2002. Accordingly, a net-of-tax transition adjustment totaling $20,537,000 was recorded as a cumulative effect of accounting change as of January 1, 2002.

The changes in the carrying amount of goodwill for each reportable segment for the years ended December 31, 2002 and 2003 are as follows (in thousands of dollars):
	Construction Materials	Chemicals	Total
Goodwill as of December 31, 2001	$557,947	$30,615	$588,562
Transitional impairment charge	-	(30,240)	(30,240)
Goodwill of acquired businesses	18,756	-	18,756
Purchase price allocation adjustments	(1,287)	-	(1,287)
Goodwill as of December 31, 2002	$575,416	$375	$575,791
Goodwill of acquired businesses	1,650	-	1,650
Purchase price allocation adjustments	2,376	-	2,376
Goodwill as of December 31, 2003	$579,442	$375	$579,817

2001 - FAS 133
Effective January 1, 2001, we adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of adopting this statement in 2001 was $6,276,000 reflected in other comprehensive income, net of income tax expense of $2,448,000, related to our natural gas over-the-counter commodity swap and option contracts.

note 18
Acquisitions

In 2003, we acquired the following for a cost of approximately $3,543,000, which was paid in cash:
-	Hart County Stone Company - an aggregates facility in Kentucky.
-	Global Stone - all assets relating to an aggregates unloading and distribution yard at the Port of Brownsville, Texas.

Both of these 2003 acquisitions related to our Construction Materials segment. Goodwill recognized in these transactions totaled $1,650,000 and is expected to be fully deductible for income tax purposes.

In 2002, we acquired the following for a cost of approximately $43,445,000, which was paid in cash:
-	SRM Aggregates, Inc. - three sales yards in Mississippi and related equipment.
-	U.S. Aggregates, Inc. - two aggregates facilities in Alabama and Tennessee; one sales yard in Tennessee; ready-mix equipment; and two parcels of land in Tennessee.
-	Fleet Capital Corporation and LaSalle National Leasing - certain equipment previously leased to U.S. Aggregates related to the above-mentioned facilities in Alabama and Tennessee.
-	Nolichuckey Sand Co. Inc. - stock of sand and gravel company owning two aggregates facilities in Tennessee.
-	Builder's Sand & Gravel, Inc. - an aggregates facility in Illinois.
-	Transit Mix Concrete & Materials Company (d/b/a Trinity Aggregate Distribution Company) - assets and inventory located at a sales yard in Texas.

All the 2002 acquisitions related to our Construction Materials segment. Goodwill recognized in these transactions totaled $18,756,000. Acquisition goodwill, related to a stock purchase, in the amount of $4,818,000 will not be deductible for income tax purposes. The remaining goodwill related to 2002 acquisitions is expected to be fully deductible for income tax purposes.

In 2001, we acquired all our former joint venture partner's interests in the Crescent Market Companies for $121,100,000. In addition, during 2001 we acquired several smaller companies with a combined acquisition purchase price of approximately $18,000,000. With the exception of the Crescent Market Companies, funds for the purchases were primarily provided by internally generated cash flows.

The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.

All the 2003, 2002 and 2001 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2003 and 2002, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2003 and 2002.

End of Notes to Consolidated Financial Statements

<PAGE 50>

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

We classify our capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc.

Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs, that are expensed currently. Such expenditures are made on a continuing basis and at significant levels in each of our segments. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

Cash Items
The sum of cash, cash equivalents, short-term investments and medium-term investments.

Net Sales
Total customer revenues from continuing operations for our products and services excluding delivery revenues, net of discounts, if any.

Ratio of Earnings to Fixed Charges
The sum of earnings from continuing operations before income taxes, minority interest in (earnings) losses of a consolidated subsidiary, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.

Ratio of Total Debt to Total Capital
The sum of notes payable, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and shareholders' equity.

Segment Earnings
Earnings from continuing operations before interest and income taxes and after allocation of corporate expenses and income, other than interest, to the segment with which it is related in terms of products and services. Allocations are based on a trailing 12-month average capital employed and net sales.

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

<PAGE 51>

Net Sales, Total Revenues, Net Earnings and Earnings Per Share
Vulcan Materials Company and Subsidiary Companies
Amounts in millions, except per share data	2003	2002	2001
Net Sales
First quarter	$518.9	$499.5	$531.8
Second quarter	694.8	644.8	720.3
Third quarter	747.6	679.8	725.2
Fourth quarter	657.5	581.3	624.7
Total	$2,618.8	$2,405.4	$2,602.0
Total Revenues
First quarter	$566.7	$550.2	$580.9
Second quarter	766.8	708.8	789.8
Third quarter	829.9	748.9	801.9
Fourth quarter	728.8	640.2	693.0
Total	$2,892.2	$2,648.1	$2,865.6
Gross Profit
First quarter	$69.5	$83.7	$76.9
Second quarter	159.6	154.3	190.4
Third quarter	197.1	168.0	203.1
Fourth quarter	157.3	110.5	153.6
Total	$583.5	$516.5	$624.0
Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$2.1	$14.5	$8.4
Second quarter	66.3	67.4	82.2
Third quarter	94.1	77.3	94.2
Fourth quarter	61.0	37.5	57.1
Total	$223.5	$196.7	$241.9
Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.02	$0.14	$0.08
Second quarter	0.65	0.66	0.81
Third quarter	0.92	0.76	0.93
Fourth quarter	0.60	0.37	0.56
Total	$2.19	$1.93	$2.38
Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.02	$0.14	$0.08
Second quarter	0.65	0.66	0.80
Third quarter	0.91	0.75	0.92
Fourth quarter	0.59	0.37	0.56
Total	$2.18	$1.92	$2.36
Net Earnings (Loss)
First quarter	$(17.5)	$(8.9)	$5.7
Second quarter	56.0	65.4	79.6
Third quarter	99.1	76.8	92.2
Fourth quarter	57.4	36.6	45.2
Total	$195.0	$169.9	$222.7
Basic Net Earnings (Loss) Per Share
First quarter	$(0.17)	$(0.09)	$0.06
Second quarter	0.55	0.64	0.79
Third quarter	0.97	0.75	0.91
Fourth quarter	0.56	0.36	0.44
Full year	$1.91	$1.67	$2.20
Diluted Net Earnings (Loss) Per Share
First quarter	$(0.17)	$(0.09)	$0.06
Second quarter	0.55	0.64	0.78
Third quarter	0.96	0.75	0.90
Fourth quarter	0.56	0.36	0.44
Full year	$1.90	$1.66	$2.17

<PAGE 59>