Form 10-K, Exhibit 13
period 2004-12-31
VULCAN MATERIALS CO
filed 2005-03-14
CIK 103973

Exhibit (13)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation's foremost producer of construction aggregates - primarily crushed stone, sand and gravel - and a major producer of asphalt and ready-mixed concrete.

We operate primarily in the United States and our principal product - aggregates - is consumed in virtually all types of publicly and privately funded construction. In 2004, aggregates accounted for 73% of net sales. From 277 aggregates production facilities and sales yards concentrated in the southern half of the United States, we shipped a record 243 million tons to customers in 21 states, the District of Columbia and Mexico. Our aggregates reserves total 10.9 billion tons, sufficient to last, on average, 48 years at current annual production rates. Additionally, we produce and sell asphalt and ready-mixed concrete in California, Texas, Arizona and New Mexico.

Historically, more than half our aggregates shipments have been used in publicly funded projects. In 2004, this end use accounted for 44% of shipments and included the construction and maintenance of highways, roads and government buildings. The balance of our aggregates shipments was used in housing, commercial and industrial projects, railroad ballast and other privately funded construction.

Funding for highway construction and maintenance comes from federal, state and local sources, primarily motor fuel taxes with supplements from other taxes and general fund appropriations. Most of the federal receipts are credited to the Highway Trust Fund for right-of-way acquisition and for engineering and construction of major highways, including major improvements to existing highways. States obligate these funds for qualifying projects with 80% federal dollars and 20% state dollars up to the limits of a six-year authorization bill and an annual budget appropriation from the U.S. Congress. States' receipts are largely credited to state highway trust funds, many of which are dedicated to highway projects. These funds are used not only to match federal funds but also to build additional roads beyond the federal funding limits. Significant portions are transferred to counties and municipalities to fund their local street maintenance and construction programs.

Customers for our products include heavy construction and paving contractors; residential and commercial building contractors; concrete products manufacturers; state, county and municipal governments; and railroads. Customers are served by truck, rail and water networks from our production facilities and sales yards. Due to the low value to weight ratio, aggregates are generally local in nature. Truck delivery accounts for the vast majority of total shipments.

In October 2004, we announced our intention to sell our Chemicals business as presented in Note 2 and, accordingly, its results are reported as discontinued operations. These assets consist primarily of chloralkali facilities in Wichita, Kansas, Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The related assets and liabilities are reported as assets held for sale and liabilities of assets held for sale.

In the discussion that follows, the results of operations for prior years have been restated to exclude discontinued operations. Continuing operations consist solely of Construction Materials. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.

Results of Operations
2004 vs. 2003 / Net sales increased 6% to $2.2 billion on record aggregates shipments and improved pricing. Aggregates shipments increased 4% to 243 million tons with record volumes achieved in the first, third and fourth quarters. Strong demand was experienced across most of our markets, with residential construction activity at high levels. Private nonresidential construction showed some signs of modest recovery in the second half of the year, while highway construction activity varied by state. Pricing for aggregates increased approximately 3%.

Earnings from continuing operations before interest and income taxes were a record $410.2 million, an increase of 7% from the prior year. The earnings benefit from higher volumes and pricing was partially offset by increased costs in several areas. Costs for diesel fuel and liquid asphalt were a combined $18.7 million higher compared to 2003. Healthcare, pension and performance-based compensation were up a combined $17.7 million, and costs related to improvement projects at several large plants reduced earnings by approximately $14.7 million. In 2003, we recorded asset impairment losses totaling $14.5 million related primarily to the write-down to fair value of four surplus land parcels in California. We recorded no charges of this nature in 2004.

Earnings from continuing operations before income taxes were $375.6 million, an increase of 12% from the prior year. Net interest expense was $15.0 million lower due primarily to the retirement of $243 million of debt in April 2004.

Earnings from continuing operations before income taxes for 2004 vs. 2003 are summarized below (in millions of dollars):

2003	$335
Higher aggregates earnings	31
Lower asphalt earnings	(8)
Lower impairment of long-lived assets	15
Lower net interest expense	15
All other*	(12)
2004	$376
* / Primarily healthcare, pension, performance-based compensation and professional fees and services.

<PAGE 19>

Earnings from continuing operations before cumulative effect of accounting changes increased to $2.52 per diluted share from $2.31 per diluted share in 2003.

2003 vs. 2002 / Net sales increased 5% to $2.1 billion in 2003. Aggregates shipments were 232.8 million tons, an increase of 7% from 2002. Pricing for aggregates was up slightly, but offset by a product mix weighted toward lower-priced products.

Earnings from continuing operations before interest and income taxes increased $4.3 million from the prior year to $384.7 million. The earnings increase from record aggregates shipments was partly offset by lower asphalt volumes, higher pension and healthcare costs, and performance-based compensation. Higher costs for diesel fuel and liquid asphalt lowered earnings by approximately $23 million in 2003. Gains on the sale of property, plant and equipment increased $18.6 million from the prior year but were mostly offset by charges for the impairment of long-lived assets and higher other operating costs in 2003. Higher pretax impairment charges in 2003 resulted from the adjustment of certain real estate properties to market values and the closure of a lime plant near Chicago, Illinois. Other operating costs were higher in 2003 due to higher costs associated with idle equipment taken out of service.

Earnings from continuing operations before cumulative effect of accounting changes increased to $2.31 per diluted share from $2.28 in the prior year.

Earnings from continuing operations before income taxes for 2003 vs. 2002 are summarized below (in millions of dollars):

2002	$329
Aggregates	42
Asphalt	(16)
Pension and healthcare costs	(13)
FAS 143 (net of prior-year reclamation costs)	(2)
All other	(5)
2003	$335

During the first quarter of 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). The implementation of this accounting standard resulted in a one-time, noncash charge to earnings of $0.18 per diluted share. The ongoing operating cost is included in cost of goods sold.

Selling, Administrative and General
Selling, administrative and general expenses were $196.4 million in 2004 compared to $178.8 million in the prior year. This 10% increase resulted primarily from higher healthcare, pension and performance-based compensation costs and higher professional fees and services. In 2003, selling, administrative and general expenses increased approximately 10% from the 2002 level due to higher healthcare, pension and performance-based compensation costs.

Impairment of Long-lived Assets
During 2004, we recorded asset impairment losses totaling $1.4 million related to our long-lived assets. This impairment loss resulted from the further write-down of owned property surrounding our Wichita, Kansas Chemicals facility and is reflected in discontinued operations. We tested the Chemicals business for impairment as of December 31, 2004, comparing the fair value of the anticipated sales proceeds net of disposal costs to the carrying value of the net assets of the discontinued business, and determined that there was no impairment.

During 2003, we recorded asset impairment losses totaling $15.7 million (Construction Materials $14.5 million; discontinued operations - Chemicals $1.2 million) related to our long-lived assets. Included in this impairment loss was the $11 million write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2.9 million; the write-down of owned property surrounding our Wichita, Kansas Chemicals facility for $1.2 million; and various smaller write-downs related to operating facilities for $0.6 million.

During 2002, we recorded asset impairment losses totaling $4.3 million (Construction Materials $1.1 million; discontinued operations - Chemicals $3.2 million) related to our long-lived assets. Included in this impairment loss was the write-down of the methyl chloroform plant at our Geismar, Louisiana Chemicals facility for $3.2 million; the write-down of a fine-grind facility near Houston, Texas for $0.8 million; and the write-down of surplus land in northern Virginia for $0.3 million.

Gain on Sale of Property, Plant and Equipment
During 2004, we recorded gains on the sale of property, plant and equipment of $23.8 million, a decrease of $4.0 million from the prior year. The decrease from 2003 was due primarily to lower sales of excess real estate in California and Arizona. In 2003, gains on the sale of property, plant and equipment were up $18.6 million from the level in 2002 due to gains on the sale of excess real estate in California and Arizona of $20.6 million. As none of these asset sales met the definition of a "component of an entity" as described in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the gains were reported in continuing operations.

Other Operating Expense
Other operating expense decreased $3.7 million to $8.2 million in 2004. The decrease was primarily from lower charges for old equipment scrapped due to plant rebuilds and site closings, and a reduction in environmental liabilities in 2004. In 2003, other operating costs increased $3.9 million due mainly to higher costs associated with idle equipment taken out of service.

<PAGE 20>

Other Income
In 2004, other income, net of other charges, was $8.3 million, $1.9 million higher than the prior year. The 2004 increase was due to higher rent income and lower other charges. In 2003, other income was $1.5 million higher than the prior year due to higher rent income from properties in California.

Interest Expense
Interest expense was $40.3 million in 2004 compared with the 2003 amount of $53.2 million. The decrease was due primarily to the retirement of $243 million of debt in April 2004. Excluding capitalized interest credits, gross interest expense was $42.3 million compared to $55.3 million in the prior year. In 2003, interest expense was $53.2 million, a slight decrease from the $53.7 million reported in 2002. Excluding capitalized interest credits, gross interest expense was $55.3 million, a decrease of $1.3 million from the prior year due to lower medium- and long-term debt in 2003.

Interest Income
In 2004, interest income was $5.6 million, an increase of $2.0 million. The increase resulted from higher average balances for the total of cash and cash equivalents and medium-term investments during the year. Interest income was $3.6 million in 2003 compared to $2.5 million in the prior year due to higher average balances for the total of cash and cash equivalents and medium-term investments during the year.

Income Taxes
Our effective tax rate was 30.4% for the year, up from 29.1% in 2003. The higher rate resulted principally from a decrease in the favorable effect of statutory depletion. The 2003 effective tax rate was the same as the 2002 rate of 29.1%.

Discontinued Operations
Discontinued operations includes the results of operations from our planned divestiture of the remaining Chemicals business (Chloralkali business unit) and the 2003 divestiture of the Performance Chemicals business unit. In 2004, we announced our intention to sell substantially all the assets of our Chemicals business (Chloralkali business unit) to a subsidiary of Occidental Chemical Corporation. These assets consist primarily of chloralkali facilities in Wichita, Kansas, Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The transaction, which has been structured as a sale of assets, involves initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. In 2003, we completed our exit strategy for the Performance Chemicals business unit. Accordingly, financial results referable to these businesses are reported in discontinued operations for all periods presented. The 2004 earnings on discontinued operations of $26.2 million related primarily to the Chloralkali business unit, as the Performance Chemicals business unit divestiture was completed in 2003. The sale of the Performance Chemicals assets in 2003 resulted in a gain on disposal of $6.3 million, offset by a pretax operating loss of $46.7 million (Chloralkali $24.3 million pretax loss and Performance Chemicals $22.4 million pretax loss). Net of income taxes, the loss on discontinued operations totaled $23.8 million in 2003. For additional information regarding discontinued operations, see Note 2 to the consolidated financial statements.

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

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and, accordingly, discontinued goodwill amortization and recognized goodwill impairment in the Performance Chemicals business unit. Goodwill in the Performance Chemicals business unit of $30.2 million was fully impaired, resulting in a net-of-tax cumulative effect of accounting change that reduced 2002 net earnings by $20.5 million or $0.20 per diluted share.

For additional information regarding the accounting changes, see Note 17.

2005 Outlook
Continuing Operations / Currently, the outlook for 2005 in Construction Materials indicates another good year for aggregates demand. Construction spending should continue to benefit from economic growth. Residential construction activity should remain at high levels. Modest recovery in private nonresidential construction should continue. Highway construction should benefit from improving state and local tax receipts. Passage of a new multiyear federal highway bill would also help state departments of transportation move forward with significant new projects.

<PAGE 21>

As a result, demand for Vulcan's aggregates should increase 2% to 4% above the record shipments of 2004. We expect to continue to achieve price improvements. Unit costs for diesel and liquid asphalt are projected to be higher. The rate of increase for healthcare costs should slow with plan changes implemented for 2005.

Discontinued Operations / Subject to regulatory approval, we anticipate the completion of the sale of our Chemicals business by mid-year. Proceeds from the sale will include cash at closing and two contingent earn-outs. The first earn-out is based on CMAI Chlor-Alkali Market Reports for electrochemical unit (ECU) values and an index for natural gas prices during the five-year period following the closing. This earn-out is capped at $150 million. The second earn-out is based primarily on the market performance of 5CP from the closing through 2012, with annual payments beginning in the first quarter of 2006.

ECU values should continue to increase from fourth-quarter levels as market demand for chlorine and caustic soda remains strong. Additionally, demand for 5CP should continue to grow.

Overall / Our focus is strategic growth in aggregates and related businesses. Exiting Chemicals will allow us to devote all our resources to our Construction Materials business. We plan to use the strong cash generated by our business on plant improvement projects with high returns, for growth through acquisitions, and as returns to shareholders through increased dividends and share repurchases.

Operating cash flows are expected to be strong again in 2005 as a result of higher earnings and disciplined working capital management. Capital expenditures, which exclude business acquisitions, are expected to approximate or slightly exceed the 2004 level.

Aftertax net cash proceeds at closing from the sale of Chemicals will be approximately $155 million, subject to working capital adjustments. On February 11, 2005, we increased dividends to shareholders by 11.5%.

Liquidity and Capital Resources
We believe that we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future including capital expenditures, dividend payments, stock repurchases, potential future acquisitions, debt service obligations and cash contractual obligations.

In October 2004, we entered into an agreement to sell essentially all the assets of our Chemicals business to a subsidiary of Occidental Chemical Corporation as described in Note 2. Proceeds from the sale will be used for general corporate purposes. We believe that the sale will not have a significant adverse effect on our ability to fund business requirements in the future including capital expenditures, dividend payments, potential future acquisitions and debt service obligations.

Cash Flows / Net cash provided by operating activities equaled $580.6 million in 2004, up $61.6 million from the 2003 level due primarily to higher earnings. Net operating cash provided by continuing operations increased $62.8 million to $529.7 million, while net operating cash provided by discontinued operations decreased $11.1 million to $72.0 million.

Net cash used for investing activities of $94.5 million in 2004 decreased $256.7 million from the 2003 level. The decrease was due primarily to a $332.4 million increase in proceeds from sales of medium-term investments; offset by increased acquisition spending, lower proceeds from sales of fixed assets and a slight increase in capital expenditures. Cash spending for acquisitions, including amounts referable to working capital and other items, totaled $34.6 million in 2004 compared with $3.5 million in 2003. Proceeds from the sale of property, plant and equipment of $48.4 million decreased $33.3 million from 2003 resulting primarily from the 2003 disposition of the Performance Chemicals business unit. Cash expenditures for property, plant and equipment, excluding acquisitions, equaled $203.8 million in 2004, which was $9.9 million above the 2003 level.

We used $362.4 million of cash for financing activities during 2004. We retired debt obligations totaling $279.0 million and paid $106.3 million in dividends from available cash. During 2003 we used $147.1 million of cash for financing activities. We retired debt obligations totaling $50.1 million and paid $99.6 million in dividends from available cash.

Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, as well as with the goal of maintaining debt ratios within prudent and generally acceptable limits.

<PAGE 22>

Working Capital / Working capital, the excess of current assets over current liabilities, totaled $991.3 million at December 31, 2004, up $484.0 million from the 2003 level. The 2004 increase resulted primarily from two items, as follows: (1) the classification of the noncurrent assets and noncurrent liabilities of our discontinued operations (see Note 2 to the consolidated financial statements) as current (assets held for sale and liabilities of assets held for sale) resulted in an increase in net current assets of $204.4 million; and (2) a $34.0 million increase in cash and cash equivalents and medium-term investments after the $243.0 million April 2004 debt payment. We have $350.0 million in unused bank lines of credit, which serve as liquidity support when we issue commercial paper. Working capital totaled $507.3 million at December 31, 2003, up $15.3 million from the 2002 level, resulting primarily from an increase in cash and cash equivalents and medium-term investments of $250.9 million. This was offset in part by the reclassification from long-term debt of $243.0 million of five-year notes issued in 1999, due on April 1, 2004, and certain accrued liabilities.

Capital Expenditures / Capital expenditures, which exclude business acquisitions, totaled $213.1 million in 2004, up $13.0 million from the 2003 level of $200.1 million. As explained on page 55, we classify our capital expenditures into three categories based on the predominant purpose of the project. In 2004, profit-adding projects of $98.1 million accounted for much of the $197.1 million spending for continuing operations. Capital expenditures for discontinued operations totaled $16.0 million.

Commitments for capital expenditures were $28.8 million at December 31, 2004. We expect to fund these commitments using internally generated cash flow.

Acquisitions / In 2004, the combined purchase price of acquisitions amounted to $34.6 million, up $31.0 million from the prior year. Acquisitions completed during 2004 included three aggregates production facilities in Tennessee, one aggregates production facility in Virginia and one aggregates production facility in South Carolina. The 2003 acquisitions included the addition of an aggregates production facility in Kentucky and a sales yard in Texas.

Short-term Borrowings and Investments / Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2004	2003	2002
Short-term investments:
Cash equivalents	$259,522	$139,218	$127,008
Medium-term investments	179,210	273,894	43,720
Total short-term investments	$438,732	$413,112	$170,728
Short-term borrowings:
Bank borrowings	$ -	$29,000	$37,255
Commercial paper	-	-	-
Other notes payable	-	-	43
Total short-term borrowings	$ -	$29,000	$37,298
Net short-term investments	$438,732	$384,112	$133,430

We were a net short-term investor throughout 2004 and ended the year in a short-term invested position of $438.7 million. After reaching a high of $48.0 million, there were no short-term borrowings at year-end 2004. During 2004, we issued $40.0 million of commercial paper to fund current working capital needs in lieu of liquidating short-term investments. We plan to continue this practice from time to time as circumstances warrant. In 2003, total short-term borrowings reached a peak of $37.3 million and amounted to $29.0 million at year end. Comparable 2002 total short-term borrowings peaked at $43.9 million and amounted to $37.3 million at year end.

Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $350.0 million were available at the end of 2004, none of which was in use. In addition, the Chloralkali joint venture had an uncommitted bank credit facility in the amount of $30.0 million available at year-end 2004, of which none was drawn.

Our commercial paper is rated A-1 and P-1 by Standard & Poor's and Moody's Investors Service, Inc., respectively.

Current Maturities / Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2004	2003	2002
5.75% 5-year notes issued 1999	$-	$243,000	$-
6.40% 5-year notes issued 2001*	(80)	-	-
Private placement notes	-	-	35,000
Medium-term notes	2,000	5,000	5,000
Other notes	1,306	1,721	1,641
Total	$3,226	$249,721	$41,641
* / Represents an $80,000 reduction in valuation at December 31, 2004 for the fair value of short-term interest rate swaps.

Scheduled debt payments during 2004 included $243.0 million in April to retire the 5.75% five-year notes issued in 1999 and $5.0 million in September to retire an 8.55% medium-term note issued in 1991.

Maturity dates for our current maturities as of December 31, 2004 are as follows: November 5, 2005 - $2.0 million, and various dates for the remaining $1.2 million. We expect to retire this debt using available cash.

<PAGE 23>

Long-term Obligations / Long-term obligations and measures as of December 31 are summarized below (amounts in thousands, except percentages):

	2004	2003	2002
Long-term obligations:
Long-term debt	$604,522	$607,654	$857,757
Total long-term obligations	$604,522	$607,654	$857,757
Long-term capital:
Long-term debt	$604,522	$607,654	$857,757
Deferred income taxes	348,613	338,913	345,181
All other noncurrent liabilities	271,334	252,518	157,930
Shareholders' equity	2,013,975	1,802,836	1,696,986
Total long-term capital	$3,238,444	$3,001,921	$3,057,854
Long-term obligations as a percent of:
Long-term capital	18.7%	20.2%	28.1%
Shareholders' equity	30.0%	33.7%	50.5%

During 2004, total long-term obligations were reduced by $3.1 million to $604.5 million, compared with a net reduction of $250.1 million in 2003. The 2004 reduction reflected the issuance of no long-term debt during 2004 and the reclassification of debt from long-term to current maturities in the amount of $3.2 million. The 2003 reduction resulted primarily from the reclassification of debt from long-term to current maturities in the amount of $249.7 million. The reclassification is reflected as a payment of short-term debt in the accompanying Consolidated Statements of Cash Flows in the year payment is made. During the three-year period ended December 31, 2004, long-term obligations decreased cumulatively by $301.8 million from the $906.3 million outstanding at December 31, 2001. At year end, our long-term borrowings reflected weighted-average interest rates of 6.41% in 2004, 6.41% in 2003 and 6.24% in 2002.

During the same three-year period, shareholders' equity, net of dividends of $301.3 million, increased by $409.7 million to $2.014 billion.

In the future, the ratio of total debt to total capital will depend upon specific investment and financing decisions. Nonetheless, management believes our cash-generating capability, combined with our financial strength and current business diversification, can comfortably support a ratio of 30% to 35%. The actual ratio at the end of 2004 was 23.2%, down from 33.0% at the end of 2003. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash flow or issuing debt or equity securities.

In January 2002, we reduced our outstanding long-term debt by purchasing $7.0 million of our $250.0 million five-year notes (5.75% coupon rate, which matured in April 2004) at 103.5% of par value. Additionally, in January and February 2002, respectively, we exercised call options to retire two fixed-rate bond issues: (1) $3.0 million of 7.50% coupon bonds maturing in 2011 and (2) $5.8 million of 6.375% coupon bonds maturing in 2012.

The $94.6 million increase in 2003 for all other noncurrent liabilities (as noted in the table above) was attributable to the adoption of FAS 143 and the resulting recording of asset retirement obligations that totaled $107.7 million as of December 31, 2003. For additional information regarding the adoption of FAS 143 and asset retirement obligations, see Note 17.

Standard & Poor's and Moody's rate our public long-term debt at the A+/A1 level, respectively. Both Standard & Poor's and Moody's have assigned a stable outlook to our long-term debt ratings.

Contractual Obligations and Contingent Credit Facilities / Our obligations to make future payments under contracts as of December 31, 2004 are summarized in the table below (in millions of dollars):
		Payments Due by Year
	Note Reference	Total	2005	2006-2007	2008-2009	Thereafter
Cash Contractual Obligations
Short-term debt:
Principal payments		$-	$-	$-	$-	$-
Interest payments		-	-	-	-	-
Long-term debt:
Principal payments	Note 6	604.9	3.3	273.2	291.7	36.7
Interest payments		133.4	38.6	51.3	31.1	12.4
Operating leases	Note 7	83.7	14.4	25.4	17.1	26.8
Mineral royalties	Note 12	72.2	9.2	11.6	8.1	43.3
Unconditional purchase obligations:
Capital	Note 12	28.8	28.8	-	-	-
Noncapital(1)	Note 12	149.4	49.5	51.5	15.1	33.3
Benefit plans(2)	Note 10	373.5	26.8	59.6	69.6	217.5
Total cash contractual obligations(3)		$1,445.9	$170.6	$472.6	$432.7	$370.0
(1) / Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

(2) / Payments in "Thereafter" column for benefit plans are for the years 2010-2014. As our postretirement medical plan essentially covers only pre-65 benefits, the Medicare Prescription Drug Improvement and Modernization Act of 2003 does not materially impact our future plan costs.

(3) / The above table excludes discounted asset retirement obligations in the amount of $108.4 million at December 31, 2004, the majority of which has an estimated settlement date beyond 2009.

In 2005, we estimate cash requirements for income taxes at $159.0 million.

We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

<PAGE 24>

Our contingent credit facilities existing as of December 31, 2004 are summarized in the table below (in millions of dollars):

		Amount and Year of Expiration
	Total Facilities	2005	2006-2007	2008-2009	Thereafter
Contingent Credit Facilities
Lines of credit	$380.0	$230.0	$150.0	$-	$-
Standby letters of credit	20.9	20.9	-	-	-
Total contingent credit facilities	$400.9	$250.9	$150.0	$-	$-

Bank lines of credit amounted to $380.0 million, including $30.0 million from our Chloralkali joint venture; $230.0 million of the bank lines of credit expire in 2005 and $150.0 million in 2007. None of the lines of credit were in use at the end of 2004. We expect to renew $200.0 million of the one-year credit lines expiring in 2005, and continue to maintain the $150.0 million maturing in 2007.

We have guarantee contracts in the form of irrevocable standby letters of credit. Our commercial banks issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Virtually all standby letters of credit are renewable annually at the option of the beneficiary.

Our standby letters of credit as of December 31, 2004 are summarized in the table below (in millions of dollars):
	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$14.3	One year	Renewable annually
Payment surety required by utilities	5.1	One year	Renewable annually
Contractual reclamation/restoration requirements	1.5	One year	Renewable annually
Total standby letters of credit	$20.9

Off-Balance Sheet Arrangements / We have no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial condition; changes in our financial condition, revenues or expenses; results of our operations; liquidity; capital expenditures; or capital resources.

Common Stock / During 2004, 2003 and 2002, we did not purchase any shares of our common stock. Previously acquired shares are being held for general corporate purposes, including distributions under long-term incentive plans. Our decisions to purchase shares of our common stock are made based on valuation and price, our liquidity and debt level, and our actual and projected needs for cash for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based on various factors, including those listed above.

Shares held in treasury at year end are shown below:
	2004	2003	2002
Number	37,045,535	37,894,479	38,148,071
Average cost	$15.32	$15.17	$15.13

The number of shares remaining under the current purchase authorization of the Board of Directors was 8,473,988 as of December 31, 2004.

Market Risk
We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce this market risk, we utilize derivative financial instruments. To date, we have used commodity swap and option contracts to reduce our exposure to fluctuations in prices for natural gas in our discontinued operations - Chemicals business. The fair values of these contracts were as follows: December 31, 2004 - $0.1 million unfavorable; December 31, 2003 - $4.2 million favorable; and December 31, 2002 - $3.9 million favorable. As a result of a hypothetical 10% reduction in the price of natural gas, we would experience a potential decline in the fair value of the underlying commodity swap and option contracts based on the fair value at December 31, 2004 of approximately $0.2 million.

We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50.0 million. Under this agreement, we pay a variable London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty. The six-month LIBOR approximated 1.22% at both November 3, 2003 and December 31, 2003, and approximated 2.78% at December 31, 2004. The interest rate swap agreement is scheduled to terminate February 1, 2006 coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240.0 million. The realized gains and losses upon settlement related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. The estimated fair values of this agreement were as follows: December 31, 2004 - $0.2 million unfavorable and December 31, 2003 - $0.3 million favorable.

We do not enter into derivative financial instruments for speculative or trading purposes.

At December 31, 2004, the estimated fair market value of our debt instruments was $648.7 million as compared to a book value of $607.7 million. The effect of a hypothetical decline in interest rates of 1% would increase fair market value of our liability by approximately $18.0 million.

<PAGE 25>

We are exposed to risk related to the ultimate proceeds to be received from the pending sale of the Chemicals business. As described in Note 2 to the consolidated financial statements, in addition to the initial proceeds, we will be entitled to receive annual cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU (electrochemical unit) and natural gas prices during the five-year period following the closing. This earn-out is capped at $150 million and will be accounted for as a derivative instrument. Future estimates of this derivative's fair value could vary materially from period to period. Proceeds under the second earn-out will be determined based primarily on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through 2012. Closing of the transaction, which is anticipated to occur during the first half of 2005, is subject to customary regulatory and other closing conditions. There can be no assurance as to the future amount received from the earn-outs, if any.

We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this annual report on pages 27 and 28.

New Accounting Standards
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the earnings statements based on their fair values. Pro forma disclosure will no longer be an alternative. FAS 123(R) must be adopted no later than July 1, 2005, with early adoption permitted in periods in which financial statements have not yet been issued. We expect to adopt FAS 123(R) on July 1, 2005. FAS 123(R) permits public companies to adopt its requirements using one of two methods, as follows:

-

A modified-prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date.

-

A modified-retrospective method which includes the requirements of the modified-prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently evaluating the implementation methods. As permitted by FAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of FAS 123(R)'s fair value method will have an impact on our Consolidated Statements of Earnings, although it will have no impact on our overall financial position. The impact of adoption of FAS 123(R) cannot be estimated at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS 123(R) in prior periods, the impact would have approximated the impact of FAS 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1 to our consolidated financial statements. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $7.3 million, $1.7 million and $1.9 million in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005, and we are required to adopt it effective January 1, 2006. We are currently evaluating the impact of adopting FAS 151; however, we do not expect the adoption of this statement to have a material impact on our results of operations, financial position or liquidity.

Critical Accounting Policies
We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 36 through 41. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements.

<PAGE 26>

Reclamation Costs / As a result of our January 1, 2003 adoption of FAS 143, we changed our accounting policy for reclamation costs.

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

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques and a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

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

Pension and Other Postretirement Benefits / We follow the guidance of SFAS No. 87, "Employers' Accounting for Pensions" (FAS 87), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

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

During 2004, we reviewed our assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At December 31, 2004, we decreased the discount rate for our plans from 6.25% to 5.75% for purposes of determining our liability under FAS 87 (pensions) and from 6.25% to 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). These changes were made as a result of an analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2004, we made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2004, we decreased the inflation component of the assumed rate of compensation increase from 2.8% to 2.25% for our pension plans. In addition, based on future expectations of merit and productivity increases, we increased the weighted-average component of the salary increase assumption from 2.2% to 2.5%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2004, our assumed rate of increase in the per capita cost of covered healthcare benefits remains 10% for 2005, decreasing 1% per year until reaching 5% in 2010 and remaining level thereafter.

A variance in the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and

<PAGE 27>

other postretirement benefit cost. The following table reflects the sensitivities associated with a hypothetical change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost	Increase (Decrease) in Benefit Obligation	Increase (Decrease) in Benefit Cost
Actuarial Assumptions
Discount rate:
Pension	$(33.7)	$(3.1)	$37.5	$2.1
Other postretirement benefits	(4.5)	(0.5)	4.7	0.7
Expected return on plan assets	not applicable	(2.5)	not applicable	2.5
Rate of compensation increase (for salary-related plans)	10.6	1.9	(9.9)	(2.2)
Rate of increase in the per capita cost of covered healthcare benefits	5.3	1.0	(4.6)	(0.9)

For the year ended December 31, 2004, the pension plans' fair value of assets increased from $478.6 million to $519.6 million due primarily to investment earnings in excess of the assumed rate. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the "market-related value," which recognizes changes in fair value averaged on a systematic basis over five years. This change combined with the other actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses, leads us to expect that the net periodic pension expense of $9.7 million recognized in 2004 will be a periodic pension expense of approximately $13.5 million in 2005.

As described in Note 2 to the consolidated financial statements, we anticipate selling our Chemicals business in 2005. We do not expect this sale to result in a curtailment loss in our pension plans.

Normal cash payments made for pension benefits in 2005 under the unfunded plan are estimated at $1.0 million. We do not expect to make any contributions to the funded pension plans for the 2005 fiscal year.

For additional information regarding pension and other postretirement benefits, see Note 10.

Environmental Compliance / We incur environmental compliance costs, particularly in our discontinued operations - Chemicals business. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2004, the spread between the minimum and maximum loss in the range was $4.8 million. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance / We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers' compensation up to $2.0 million per occurrence, and automotive and general/product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels. Losses under these self-insurance programs are accrued based on our estimates of the liability for claims using certain independent actuarial analyses and based on our experience. Accrued liabilities for self-insurance reserves including future legal defense costs were $45.6 million, $38.8 million and $22.4 million as of December 31, 2004, 2003 and 2002, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2004 were discounted at 3.44%. As of December 31, 2004, the undiscounted amount was $50.5 million as compared to the discounted liability of $45.6 million. Expected payments (undiscounted) for the next five years are projected as follows: 2005, $12.7 million; 2006, $9.6 million; 2007, $8.0 million; 2008, $6.2 million; and 2009, $4.1 million.

For claims and litigation outside our self-insurance program, we use both internal and outside legal counsel to assess the probability of loss. We establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred.

Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Impairment of Long-lived Assets Excluding Goodwill / We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from the actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

In connection with the planned disposition of the Chemicals business, as described in Note 2, we performed an impairment test as of December 31, 2004. The assets and related liabilities of the disposal group were classified as held for sale effective October 2004 upon our Board's approval of the disposal plan. As of the December 31, 2004 measurement date, the test indicated no impairment of the Chemicals

<PAGE 28>

business assets. The estimated fair value comprised the initial proceeds from the sale of the net assets and our estimate as of December 31, 2004 of the probable receipts from the earn-out provisions. The expected value of the 5CP earn-out was based on a discounted expected future cash flow analysis and the ECU earn-out, which will be accounted for as a derivative, was fair valued using an option pricing model in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Future estimates of this derivative's fair value could vary materially from period to period. We will continue to re-evaluate the Chemicals business for potential impairment of the long-lived assets on a quarterly basis or as significant new information becomes available. There can be no assurance as to the future amount received from the earn-outs, if any.

Income Taxes / Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. On an interim basis, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year's taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, "Accounting for Income Taxes," we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes, Special Areas," does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We have determined that foreign earnings are to be repatriated as soon as practicable, therefore U.S. income taxes are provided when foreign earnings are recorded.

We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and that our positions may not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves assigning a maximum and minimum risk to each exposure item and accruing at the minimum level. The difference in the two levels is approximately $3.1 million, representing potential additional liability for which no accrual was provided as of December 31, 2004. The tax contingency accruals are adjusted due to changing circumstances, such as the progress of tax audits, case law and emerging legislation. As of December 31, 2004, the accrual for tax contingencies was $13.3 million. Our effective tax rate includes the impact of tax contingency accruals as considered appropriate by management.

A number of years may elapse before a particular matter, for which we have recorded a contingent liability, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service has substantially completed its audits of our tax years 1999 through 2001. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. Our tax contingency accruals are presented in the balance sheet within current liabilities.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion upon the effective tax rate is reflected in Note 9 to the consolidated financial statements. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the percentage depletion deduction on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.

The American Jobs Creation Act of 2004 enacted Internal Revenue Code Section 965, which generally allows a deduction of 85% of eligible dividends repatriated from foreign companies during either 2004 or 2005. Due to both the complexity of the newly enacted law and the lack of guidance on implementation, we are still evaluating the potential impact, if any, of the new provision and estimate completion of the evaluation by mid-year 2005. The repatriation of foreign earnings is not expected to have a significant effect on our effective tax rate.

Special Note Regarding Forward-looking Information
Our disclosures and analyses in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the "Looking Forward" section of the Letter to Shareholders and the section of Management's Discussion and Analysis entitled "2005 Outlook." Whenever possible, we have identified these forward-looking statements by words such as "anticipate," "may," "believe," "estimate," "project," "expect," "intend" and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general business conditions; the timing and amount of federal, state and local funding for infrastructure; the highly competitive nature of the industries in which we operate; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the completion of the sale of our Chemicals business unit; the timing and amount, if any, of the payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business unit; and other risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

<PAGE 29>

Management's Report on Internal Control over Financial Reporting

The Shareholders of Vulcan Materials Company:
Vulcan Materials Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of Vulcan Materials Company's internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that Vulcan Materials Company's internal control over financial reporting was effective as of December 31, 2004.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Vulcan Materials Company's consolidated financial statements, has issued an attestation report on management's assessment of the effectiveness of Vulcan Materials Company's internal control over financial reporting as of December 31, 2004. Deloitte & Touche LLP's report, which expresses unqualified opinions on management's assessment and on the effectiveness of Vulcan Materials Company's internal control over financial reporting, is included herein.

/s/ Donald M. James Donald M. James Chairman and Chief Executive Officer	/s/ Mark E. Tomkins Mark E. Tomkins Senior Vice President, Chief Financial Officer and Treasurer
March 11, 2005

<PAGE 30>

Reports of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Vulcan Materials Company and its subsidiary companies (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 11, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche, LLP
Birmingham, Alabama
March 11, 2005

The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the "Company") as of December 31, 2004, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche, LLP
Birmingham, Alabama
March 11, 2005

<PAGE 31>

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2004	2003	2002
Amounts and shares in thousands, except per share data
Net sales	$2,213,160	$2,086,944	$1,980,576
Delivery revenues	241,175	222,698	195,269
Total revenues	2,454,335	2,309,642	2,175,845
Cost of goods sold	1,630,487	1,531,197	1,442,318
Delivery costs	241,175	222,698	195,269
Cost of revenues	1,871,662	1,753,895	1,637,587
Gross profit	582,673	555,747	538,258
Selling, administrative and general expenses	196,352	178,784	162,726
Impairment of long-lived assets	-	14,500	1,076
Gain on sale of property, plant and equipment, net	23,801	27,768	9,124
Other operating expense	8,189	11,913	8,005
Other income, net	8,314	6,397	4,871
Earnings from continuing operations before interest and income taxes	410,247	384,715	380,446
Interest income	5,599	3,594	2,454
Interest expense	40,280	53,229	53,705
Earnings from continuing operations before income taxes	375,566	335,080	329,195
Provision for income taxes
Current	107,200	76,854	54,823
Deferred	7,153	20,713	41,136
Total provision for income taxes	114,353	97,567	95,959
Earnings from continuing operations before cumulative effect of accounting changes	261,213	237,513	233,236
Discontinued operations
Earnings (loss) from results of discontinued operations	48,839	(46,724)	(74,021)
Minority interest in (earnings) losses of a consolidated subsidiary	(9,037)	671	2,486
Gain on disposal of discontinued operations	-	6,257	-
Income tax (provision) benefit	(13,630)	16,046	28,712
Earnings (loss) on discontinued operations, net of tax	26,172	(23,750)	(42,823)
Cumulative effect of accounting changes, net of income taxes	-	(18,811)	(20,537)
Net earnings	$287,385	$194,952	$169,876
Basic earnings (loss) per share:
Earnings from continuing operations before cumulative effect of accounting changes	$2.55	$2.33	$2.29
Discontinued operations	$0.26	$(0.23)	$(0.42)
Cumulative effect of accounting changes	$-	$(0.19)	$(0.20)
Net earnings per share	$2.81	$1.91	$1.67
Diluted earnings (loss) per share:
Earnings from continuing operations before cumulative effect of accounting changes	$2.52	$2.31	$2.28
Discontinued operations	$0.25	$(0.23)	$(0.42)
Cumulative effect of accounting changes	$-	$(0.18)	$(0.20)
Net earnings per share	$2.77	$1.90	$1.66
Dividends per share	$1.04	$0.98	$0.94
Weighted-average common shares outstanding	102,447	101,849	101,709
Weighted-average common shares outstanding, assuming dilution	103,664	102,710	102,515
Pro forma assuming FAS 143 applied retroactively:
Net earnings			$168,396
Net earnings per share (basic)			$1.66
Net earnings per share (diluted)			$1.64
/ The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 32>

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies

As of December 31	2004	2003	2002
Amounts and shares in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$271,450	$147,769	$127,008
Medium-term investments	179,210	273,894	43,720
Accounts and notes receivable:
Customers, less allowance for doubtful accounts 2004 - $5,196; 2003 - $8,718; 2002 - $8,931	268,719	345,040	306,581
Other	12,894	14,913	25,545
Inventories	177,184	219,376	239,586
Deferred income taxes	34,433	34,358	37,698
Prepaid expenses	15,846	14,892	9,550
Assets held for sale	458,223	-	-
Total current assets	1,417,959	1,050,242	789,688
Investments and long-term receivables	7,226	21,111	15,964
Property, plant and equipment, net	1,536,493	1,892,648	1,976,053
Goodwill	600,181	579,817	575,791
Other assets	103,274	93,042	90,725
Total	$3,665,133	$3,636,860	$3,448,221
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$3,226	$249,721	$41,641
Notes payable	-	29,000	37,298
Trade payables and accruals	95,312	129,361	122,053
Accrued salaries, wages and management incentives	45,355	42,261	41,145
Accrued interest	10,740	14,314	14,505
Current portion of income taxes	40,830	20,490	-
Other accrued liabilities	42,791	57,805	41,067
Liabilities of assets held for sale	188,435	-	-
Total current liabilities	426,689	542,952	297,709
Long-term debt	604,522	607,654	857,757
Deferred income taxes	348,613	338,913	345,181
Deferred management incentive and other compensation	55,108	45,950	39,952
Other postretirement benefits	70,646	64,373	61,228
Asset retirement obligations	90,906	107,683	-
Noncurrent self-insurance reserve	33,291	10,370	6,804
Other noncurrent liabilities	21,383	24,142	49,946
Total liabilities	1,651,158	1,742,037	1,658,577
Minority interest in a consolidated subsidiary	-	91,987	92,658
Other commitments and contingencies (Note 12)
Shareholders' equity
Common stock, $1 par value; 139,705 shares issued as of 2004, 2003 and 2002	139,705	139,705	139,705
Capital in excess of par value	76,222	49,664	41,555
Retained earnings	2,366,915	2,185,839	2,090,319
Accumulated other comprehensive income (loss)	(1,309)	2,649	2,438
Total	2,581,533	2,377,857	2,274,017
Less cost of stock in treasury	567,558	575,021	577,031
Total shareholders' equity	2,013,975	1,802,836	1,696,986
Total	$3,665,133	$3,636,860	$3,448,221
/ The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 33>

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31	2004	2003	2002
Amounts in thousands
Operating Activities
Net earnings	$287,385	$194,952	$169,876
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	245,050	277,091	267,676
Net (gain) loss on disposal of property, plant and equipment	(23,973)	(22,931)	4,418
Cumulative effect of accounting changes	-	18,811	20,537
(Increase) decrease in assets before effects of business acquisitions:
Accounts and notes receivable	(14,876)	(28,891)	26,465
Inventories	5,815	20,609	(7,545)
Deferred income taxes	(75)	3,341	15,342
Prepaid expenses	(1,827)	(5,342)	(1,918)
Customer long-term receivables	108	100	(91)
Other assets	(11,747)	(20,650)	(11,227)
Increase (decrease) in liabilities before effects of business acquisitions:
Accrued interest and income taxes	16,766	22,343	(16,261)
Trade payables and other accruals	9,482	23,378	(52,370)
Deferred income taxes	11,334	5,516	29,647
Other noncurrent liabilities	48,387	26,561	10,946
Other, net	8,786	4,158	2,548
Net cash provided by operating activities	580,615	519,046	458,043
Investing Activities
Purchases of property, plant and equipment	(203,800)	(193,923)	(248,778)
Proceeds from sale of property, plant and equipment	48,377	81,700	25,888
Payment for businesses acquired, net of acquired cash	(34,555)	(3,543)	(43,445)
Purchases of medium-term investments	(378,463)	(370,924)	(41,920)
Proceeds from sales and maturities of medium-term investments	473,147	140,750	8,200
Change in investments and long-term receivables	789	(5,247)	(2,521)
Net cash used for investing activities	(94,505)	(351,187)	(302,576)
Financing Activities
Net payments - commercial paper and bank lines of credit	(29,000)	(8,298)	(6,582)
Payment of short-term debt and current maturities	(249,794)	(41,593)	(17,264)
Payment of long-term debt	(195)	(245)	(7,427)
Dividends paid	(106,331)	(99,580)	(95,384)
Proceeds from exercise of stock options	21,508	5,116	4,443
Other, net	1,383	(2,498)	2,953
Net cash used for financing activities	(362,429)	(147,098)	(119,261)
Net increase in cash and cash equivalents	123,681	20,761	36,206
Cash and cash equivalents at beginning of year	147,769	127,008	90,802
Cash and cash equivalents at end of year	$271,450	$147,769	$127,008
/ The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 34>

Consolidated Statements of Shareholders' Equity
Vulcan Materials Company and Subsidiary Companies

For the years ended December 31,	2004		2003		2002
Amounts and shares in thousands, except per share data	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value
Authorized: 480,000 shares in 2004, 2003 and 2002
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705
Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705
Capital in excess of par value
Balance at beginning of year		49,664		41,555		35,638
Distributions under stock-based incentive plans, net of tax benefit		26,558		8,109		5,917
Balance at end of year		76,222		49,664		41,555
Retained earnings
Balance at beginning of year		2,185,839		2,090,319		2,015,809
Net earnings		287,385		194,952		169,876
Cash dividends on common stock		(106,331)		(99,580)		(95,384)
Other		22		148		18
Balance at end of year		2,366,915		2,185,839		2,090,319
Accumulated other comprehensive income (loss), net of taxes
Fair value adjustment to cash flow hedges:
Balance at beginning of year		2,649		2,438		(8,083)
Fair value adjustment to cash flow hedges, net of reclassification adjustment		(2,711)		211		10,521
Minimum pension liability adjustment		(1,247)		-		-
Balance at end of year		(1,309)		2,649		2,438
Common stock held in treasury
Balance at beginning of year	(37,894)	(575,021)	(38,148)	(577,031)	(38,385)	(578,795)
Distributions under stock-based incentive plans	848	7,463	254	2,010	237	1,764
Balance at end of year	(37,046)	(567,558)	(37,894)	(575,021)	(38,148)	(577,031)
Total		$2,013,975		$1,802,836		$1,696,986
Comprehensive income:
Net earnings		$287,385		$194,952		$169,876
Other comprehensive income (loss)		(3,958)		211		10,521
Total comprehensive income		$283,427		$195,163		$180,397
/ The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE 35>

Notes to Consolidated Financial Statements

Note 1 / Summary of Significant Accounting Policies

Nature of Operations
Vulcan Materials Company (the "Company," "Vulcan," "we," "our"), a New Jersey corporation, is the nation's leading producer of construction aggregates, primarily crushed stone, sand and gravel; and a major producer of asphalt and ready-mixed concrete. See Note 15 for additional disclosure regarding nature of operations.

Due to the planned divestiture of our Chemicals business as presented in Note 2, the operating results of the Chemicals business have been presented as discontinued operations in the accompanying Consolidated Statements of Earnings. Additionally, effective December 31, 2004, the assets and liabilities of the Chemicals business are reported in the Consolidated Balance Sheets as assets held for sale and liabilities of assets held for sale, respectively.

Principles of Consolidation
The consolidated financial statements include the accounts of Vulcan Materials Company and all our majority or wholly owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation.

Reclassification
Prior-year amounts for medium-term investments have been reclassified from cash and cash equivalents to present them in accordance with their contractual maturities, which are in excess of three months. This reclassification resulted in the reduction of cash and cash equivalents and an offsetting increase in medium-term investments in the amounts of $179,210,000 in 2004, $273,894,000 in 2003 and $43,720,000 in 2002. This reclassification had no impact on our Consolidated Statements of Earnings or Consolidated Statements of Shareholders' Equity.

Cash Equivalents
We classify as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. The carrying amount of these securities approximates fair value due to their short-term maturities.

Medium-term Investments
Our medium-term investments consist of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. The fair values of these available-for-sale investments by major security type as of December 31 are summarized below (amounts in thousands):

	2004	2003	2002
Bonds, notes and other securities:
Variable rate demand obligations	$179,210	$218,720	$43,720
Auction rate securities	-	50,200	-
Other debt securities	-	4,974	-
Total	$179,210	$273,894	$43,720

While the contractual maturities for the variable rate demand obligations and the auction rate securities noted above are generally long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments are classified as current assets based on our investing practices and intent. The contractual maturities of the available-for-sale securities as of December 31, 2004 are summarized below (amounts in thousands):
2004
Less than one year	$ -
Due in 1-2 years	-
Due in 2-5 years	7,600
Due after 5 years	171,610
Total	$179,210

Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments for the years ended December 31 are summarized below (amounts in thousands):
	2004	2003	2002
Proceeds	$473,147	$140,750	$8,200
Gross realized gains	insignificant	insignificant	insignificant
Gross realized losses	insignificant	insignificant	insignificant

There were no transfers from the available-for-sale category to the trading category during the three years ended December 31, 2004. There were no gross unrealized holding gains or losses related to medium-term investments for the years ending December 31, 2004, 2003 and 2002.

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

<PAGE 36>

Repair and Maintenance
Repair and maintenance costs are generally charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized and subsequently depreciated. Costs for planned major maintenance activities, such as the overhaul of a ship, are accrued over the interim period between scheduled overhauls, generally no more than five years.

Depreciation, Depletion, Accretion and Amortization
Depreciation is computed by the straight-line method at rates based on the estimated service lives (ranging from 3 to 30 years) of the various classes of assets, which include machinery and equipment, buildings and land improvements.

Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.

Accretion reflects the period-to-period increase in the carrying amount for the liability of asset retirement obligations. It is computed using the same credit-adjusted, risk-free rate used to initially measure the liability at fair value.

Leaseholds are amortized over varying periods not in excess of applicable lease terms.

Amortization of intangible assets subject to amortization is computed based on the estimated life of the intangible assets.

Depreciation, depletion and amortization expense for assets held for sale ceased October 2004 effective with our classification of the Chemicals business as discontinued operations. Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below (amounts in thousands):

	2004	2003	2002
Depreciation
Continuing operations	$196,760	$203,041	$194,326
Discontinued operations	34,031	59,945	62,491
Total	$230,791	$262,986	$256,817
Depletion
Continuing operations	$5,727	$5,729	$7,656
Discontinued operations	-	-	-
Total	$5,727	$5,729	$7,656
Accretion
Continuing operations	$4,345	$4,106	$ -
Discontinued operations	1,030	1,024	-
Total	$5,375	$5,130	$ -
Amortization of Leaseholds and Capitalized Leases
Continuing operations	$297	$168	$53
Discontinued operations	-	-	-
Total	$297	$168	$53
Amortization of Intangibles
Continuing operations	$2,860	$3,078	$3,150
Discontinued operations	-	-	-
Total	$2,860	$3,078	$3,150
Total Depreciation, Depletion, Accretion and Amortization
Continuing operations	$209,989	$216,122	$205,185
Discontinued operations	35,061	60,969	62,491
Total	$245,050	$277,091	$267,676

Goodwill

Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is reviewed for impairment annually, or more frequently if certain indicators arise. Additional disclosures regarding our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (FAS 142), are presented in Note 17.

Capitalization of Quarrying Costs
Certain large-scale projects, such as an opening to underground quarrying or a large overburden removal project that uncovers multiple years of reserves at normal production rates, may be subject to capitalization under certain conditions when the project's benefits are anticipated over multiple years. If capitalized, these costs are amortized over the estimated life of the uncovered reserves based on a convention of 3, 8 or 10 years. Capitalized quarrying costs are reflected in the accompanying Consolidated Balance Sheets within the total for other assets. Capitalized quarrying costs at December 31 are as follows: 2004 - $2,113,000; 2003 - $0; and 2002 - $0. Quarrying costs are expensed as incurred in all other instances.

Fair Value of Financial Instruments
The carrying values of our cash equivalents, medium-term investments, accounts and notes receivable, trade payables, accrued expenses and notes payable approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.

Derivative Instruments
We use derivative instruments (primarily commodity swap and option contracts) to manage volatility related to natural gas prices, and interest rate swap agreements to manage interest rate risks. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative financial instruments are presented in Note 5.

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

In connection with the planned disposition of the Chemicals business, as described in Note 2, we performed an impairment test as of December 31, 2004. The assets and related liabilities of the disposal group were classified as held for sale effective October 2004 upon our Board's approval of the disposal plan. As of the December 31, 2004 measurement date, the test indicated no impairment of the Chemicals business assets. The estimated fair value comprised the initial proceeds from the sale of the net assets and our estimate as of December 31, 2004 of the probable receipts from the earn-out provisions. The expected value of the 5CP earn-out was based on a discounted expected future cash flow analysis and the ECU earn-out, which will be accounted for

<PAGE 37>

as a derivative, was fair valued using an option pricing model in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Future estimates of this derivative's fair value could vary materially from period to period. We will continue to re-evaluate the Chemicals business for potential impairment of the long-lived assets on a quarterly basis or as significant new information becomes available. There can be no assurance as to the future amount received from the earn-outs, if any.

Revenue Recognition
Revenue is recognized at the time the sale price is fixed, the product's title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts, and third-party delivery costs billed to customers.

Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development. Research and development costs for continuing operations totaled $1,341,000 in 2004, $1,440,000 in 2003 and $1,240,000 in 2002.

Stock-based Compensation
For the years ended December 31, 2004, 2003 and 2002, we utilized three types of stock-based employee compensation - deferred stock units, stock options and performance share awards - all of which are described more fully in Note 11. We account for these plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations. Compensation expense for the deferred stock unit awards is recognized in net earnings ratably over their 10-year maximum vesting life based on the market value of our underlying common stock on the date of grant. There is usually no compensation expense recognized in net earnings for the stock options, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. However, in 2004 and 2003 we modified the terms of select stock options for certain terminated employees resulting in expense recognition of $2,000 and $156,000, respectively. Performance share unit awards were granted in 2004 and 2003 and cliff vest in three years from date of grant. Compensation expense for these awards is recognized in net earnings over their three-year life based on internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group. The pro forma effect on net earnings and earnings per share if we had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123), to stock-based employee compensation for the years ended December 31 is illustrated below (amounts in thousands, except per share data):

	2004	2003	2002
Net earnings, as reported	$287,385	$194,952	$169,876
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects	4,495	2,630	576
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,767)	(7,128)	(5,442)
Pro forma net earnings	$283,113	$190,454	$165,010
Earnings per share:
Basic - as reported	$2.81	$1.91	$1.67
Basic - pro forma	$2.76	$1.87	$1.62
Diluted - as reported	$2.77	$1.90	$1.66
Diluted - pro forma	$2.74	$1.85	$1.61

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

In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques and a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

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

<PAGE 38>

Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, "Employers' Accounting for Pensions" (FAS 87), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

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

Environmental Compliance
We incur environmental compliance costs, particularly in our discontinued operations - Chemicals business. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2004, the spread between the minimum and maximum loss in the range was $4,764,000. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers' compensation up to $2,000,000 per occurrence, and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels. Losses under these self-insurance programs are accrued based on our estimates of the liability for claims using certain independent actuarial analyses and based on our experience. Accrued liabilities for self-insurance reserves including future legal defense costs were $45,557,000, $38,809,000 and $22,383,000 as of December 31, 2004, 2003 and 2002, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2004 were discounted at 3.44%. As of December 31, 2004, the undiscounted amount was $50,510,000 as compared to the discounted liability of $45,557,000. Expected payments (undiscounted) for the next five years are projected as follows: 2005, $12,700,000; 2006, $9,621,000; 2007, $8,048,000; 2008, $6,237,000; and 2009, $4,070,000.

For claims and litigation outside our self-insurance program, we use both internal and outside legal counsel to assess the probability of loss. We establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred.

Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

Income Taxes
Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. On an interim basis, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year's taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.

In accordance with SFAS No. 109, "Accounting for Income Taxes," we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.

<PAGE 39>

Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes, Special Areas," does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We have determined that foreign earnings are to be repatriated as soon as practicable, therefore U.S. income taxes are provided when foreign earnings are recorded.

We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and that our positions may not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves assigning a maximum and minimum risk to each exposure item and accruing at the minimum level. The difference in the two levels is approximately $3.1 million, representing potential additional liability for which no accrual was provided as of December 31, 2004. The tax contingency accruals are adjusted due to changing circumstances, such as the progress of tax audits, case law and emerging legislation. Our effective tax rate includes the impact of tax contingency accruals as considered appropriate by management.

A number of years may elapse before a particular matter, for which we have recorded a contingent liability, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service has substantially completed its audits of our tax years 1999 through 2001. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution. As of December 31, 2004, the accrual for tax contingencies was $13.3 million. Our tax contingency accruals are presented in the balance sheet within current liabilities.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9 to the consolidated financial statements. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the percentage depletion deduction on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.

The American Jobs Creation Act of 2004 enacted Internal Revenue Code Section 965, which generally allows a deduction of 85% of eligible dividends repatriated from foreign companies during either 2004 or 2005. Due to both the complexity of the newly enacted law and the lack of guidance on implementation, we are still evaluating the potential impact, if any, of the new provision and estimate completion of the evaluation by mid-year 2005. The repatriation of foreign earnings is not expected to have a significant effect on our effective tax rate.

Comprehensive Income
We report comprehensive income in our Consolidated Statements of Shareholders' Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Our other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas and minimum pension liability adjustments.

Earnings Per Share (EPS)
We report two separate earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as detailed below (in thousands of shares):

	2004	2003	2002
Weighted-average common shares outstanding	102,447	101,849	101,709
Dilutive effect of:
Stock options	921	623	677
Other	296	238	129
Weighted-average common shares outstanding, assuming dilution	103,664	102,710	102,515

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The number of antidilutive common stock equivalents for the 12 months ended December 31 are as follows (in thousands of shares):
	2004	2003	2002
Antidilutive common stock equivalents	2	4,133	4,078

Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the earnings statements based on their fair values. Pro forma disclosure will no longer be an alternative. FAS 123(R) must be adopted no later than July 1, 2005, with early adoption permitted in periods in which financial statements have not yet been issued. We expect to adopt FAS 123(R) on July 1, 2005. FAS 123(R) permits public companies to adopt its requirements using one of two methods, as follows:

-

A modified-prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date.

-

A modified-retrospective method which includes the requirements of the modified-prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently evaluating the implementation methods. As permitted by FAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options.

<PAGE 40>

Accordingly, the adoption of FAS 123(R)'s fair value method will have an impact on our Consolidated Statements of Earnings, although it will have no impact on our overall financial position. The impact of adoption of FAS 123(R) cannot be estimated at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS 123(R) in prior periods, the impact would have approximated the impact of FAS 123 as described above in the disclosure of pro forma net earnings and earnings per share within the Stock-based Compensation caption of Note 1. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $7,314,000, $1,653,000 and $1,931,000 in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005, and we are required to adopt it effective January 1, 2006. We are currently evaluating the impact of adopting FAS 151; however, we do not expect the adoption of this statement to have a material impact on our results of operations, financial position or liquidity.

Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates under different assumptions or conditions.

Note 2 / Discontinued Operations, Assets Held for Sale and Liabilities of Assets Held for Sale

In October 2004, we announced our intention to sell substantially all the assets of our Chemicals business to a subsidiary of Occidental Chemical Corporation. These assets consist primarily of chloralkali facilities in Wichita, Kansas, Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business. The affected assets and related liabilities were classified as held for sale effective October 2004 upon our Board's approval of the disposal plan.

The transaction, which has been structured as a sale of assets, involves initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. The initial proceeds will result in net cash receipts of approximately $155 million after taxes, transaction costs and the cost of acquiring the minority partner's 49% share of the Chloralkali joint venture, which is dependent upon and will occur concurrently with the closing of the sale. In addition to the cash sale price, we will also be entitled to receive cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU (electrochemical unit) and natural gas prices during the five-year period following the closing. This earn-out is capped at $150 million and will be accounted for as a derivative instrument. Future estimates of this derivative's fair value could vary materially from period to period. Proceeds under the second earn-out will be determined based primarily on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through 2012. Under this earn-out provision, cash plant margin for 5CP in excess of an agreed-upon threshold, and after certain capital expenditures, will be shared equally with the purchaser. The purchaser will also assume certain liabilities relating to the Chemicals business, including the obligation to monitor and remediate historical and future releases of hazardous materials at or from the three plant facilities. We will retain certain other liabilities of the Chemicals business as described in Note 12.

Under the provisions of Emerging Issues Task Force Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, in Determining Whether to Report Discontinued Operations" (EITF 03-13), we determined that the planned disposition of the Chemicals business qualified for discontinued operations classification. This determination was based on the two issues in EITF 03-13, as follows: (1) if the cash flows of the Chemicals business have been or will be eliminated, and (2) if we will have significant continuing involvement in the operations of the Chemicals business. Our concern in the first issue related to whether the contingent earn-out provisions constituted significant cash flows of the Chemicals business. In this evaluation we determined that the ECU/natural gas earn-out provision does not constitute a direct cash inflow as it will be unrelated to the activities of the disposed component. We further determined that the 5CP earn-out provision will not constitute a direct cash inflow from the disposed component as the amount was not considered significant when compared to the expected cash flows to be generated by the disposed component. Regarding the second issue, we will have no continuing involvement (either direct or influential) in the operation and/or financial policies of the Chemicals business after the closing date.

Closing of the transaction, which is anticipated to occur during the first half of 2005, is subject to customary regulatory and other closing conditions. The total cash costs to be incurred in connection with the transaction are estimated to be approximately $0.02 per diluted share, and consist primarily of transaction fees. We performed an impairment test of the related long-lived assets as of December 31, 2004. As of the December 31, 2004 measurement date, the test indicated no impairment of the Chemicals business assets. We will continue to assess the Chemicals business assets for impairment on a quarterly basis or as significant new information becomes available. These future assessments will compare the anticipated initial proceeds from the sale of the net assets and our estimate of the probable receipts from the earn-out provisions to the carrying value of the assets, which could change

<PAGE 41>

materially in the near future. There can be no assurance as to the future amount received from the earn-outs, if any.

In 2003, we completed the sale of substantially all our Performance Chemicals businesses. The Performance Chemicals business unit consisted of specialty chemicals production and services businesses and was one of the two business units within our former Chemicals segment. The following transactions resulted in our disposition of substantially all the assets of the Performance Chemicals business unit:

-	March 2003 - Sold the assets of the municipal wastewater business to ALTIVIA Corporation and recognized a pretax gain on disposal of $2.0 million.
-

May 2003 - Announced our intention to sell the assets of our industrial water treatment and pulp and paper businesses to Kemira Oy of Finland, including our Columbus, Georgia production plant and research and development facility, as well as production facilities in Shreveport, Louisiana and Vancouver, British Columbia. This sale subsequently closed in July 2003, resulting in a pretax gain on disposal of $17.0 million.

-	June 2003 - Sold our Smyrna, Georgia production facility and our Dalton, Georgia distribution center to Lynx Chemical Group, resulting in a pretax loss on disposal of $12.4 million.
-	July 2003 - Sold certain technology, patents and machinery used to produce textile chemical products to Apollo Corporation, resulting in a pretax gain on disposal of $0.6 million.
-	November 2003 - Sold our remaining Columbus, Georgia production plant to Lynx Chemical Group, resulting in a pretax loss on disposal of $0.9 million.

Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (FAS 144), the financial results of both these operations were classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented.

Operating results of our discontinued operations were as follows (in millions of dollars):
	2004	2003	2002
Net sales	$611.9	$597.3	$564.6
Nondomestic net sales	41.1	31.0	27.5
Total revenues	666.8	652.8	620.7
Earnings (loss) before interest and income taxes	48.8	(46.7)	(74.0)
Pretax earnings (loss)	48.8	(46.6)	(74.0)

As of December 31, 2004, assets and liabilities of our discontinued operations are classified as held for sale in the accompanying Consolidated Balance Sheets under two captions: assets held for sale and liabilities of assets held for sale. In accordance with FAS 144, depreciation expense and amortization expense were suspended on assets held for sale effective with the October 2004 Board approval of the disposal plan. The major classes of assets and liabilities of our discontinued operations at December 31 were as follows (in millions of dollars):
2004
Accounts and notes receivable	$88.5
Inventories	37.5
Prepaid expenses	0.9
Investments and long-term receivables	9.4
Property, plant and equipment, net	321.4
Goodwill	0.4
Other assets	0.1
Total assets	$458.2
Current liabilities	$61.5
Asset retirement obligations	17.5
All other noncurrent liabilities	8.4
Minority interest in a consolidated subsidiary	101.0
Total liabilities including minority interest	$188.4

Note 3 / Inventories

Inventories at December 31 are as follows (in thousands of dollars):

	2004	2003	2002
Finished products	$158,350	$174,778	$189,378
Raw materials	6,512	7,483	10,191
Products in process	937	476	486
Operating supplies and other	11,385	36,639	39,531
Total inventories	$177,184	$219,376	$239,586

As stated in Note 2, the above amounts as of December 31, 2004 exclude inventories in the amount of $37,528,000 related to our discontinued operations - Chemicals business as they are classified as assets held for sale.

The above amounts include inventories valued under the LIFO method totaling $132,288,000, $134,051,000 and $156,005,000 at December 31, 2004, 2003 and 2002, respectively. During 2004 and 2003, reductions in LIFO inventory layers resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO liquidation on 2004 results was to decrease cost of goods sold by $511,000; decrease the pretax loss from discontinued operations by $1,729,000; increase earnings from continuing operations before cumulative effect of accounting changes by $316,000 ($0.00 per share effect); and increase net earnings by $1,383,000 ($0.01 per share effect). The effect of the liquidation on 2003 results was to decrease cost of goods sold by $1,850,000; decrease the pretax loss from discontinued operations by $663,000; increase earnings from continuing operations before cumulative effect of accounting changes by $1,138,000 ($0.01 per share effect); and increase net earnings by $1,545,000 ($0.02 per share effect).

Estimated current cost exceeded LIFO cost at December 31, 2004, 2003 and 2002 by $33,212,000, $47,072,000 and $48,662,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the

<PAGE 42>

adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $779,000 ($0.01 per share effect) in 2004, an increase of $260,000 ($0.00 per share effect) in 2003 and an increase of $1,913,000 ($0.02 per share effect) in 2002.

Note 4 / Property, Plant and Equipment

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2004	2003	2002
Land and land improvements	$670,608	$681,073	$693,891
Buildings	81,987	118,369	126,888
Machinery and equipment	2,376,820	3,174,693	3,197,646
Leaseholds	5,650	6,565	6,555
Deferred asset retirement costs	74,996	76,471	-
Construction in progress	54,132	58,475	73,563
Total	3,264,193	4,115,646	4,098,543
Less allowances for depreciation, depletion and amortization	1,727,700	2,222,998	2,122,490
Property, plant and equipment, net	$1,536,493	$1,892,648	$1,976,053

As stated in Note 2, the above amounts as of December 31, 2004 exclude property, plant and equipment, net in the amount of $321,434,000 related to our discontinued operations - Chemicals business as they are classified as assets held for sale.

We capitalized interest costs of $1,980,000 in 2004, $2,116,000 in 2003 and $2,896,000 in 2002 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $42,260,000 in 2004, $55,345,000 in 2003 and $56,601,000 in 2002.

The impairment losses noted in the following paragraphs represent the amount by which the carrying value exceeded the fair value of the long-lived assets. The write-down of the surplus land parcels resulted from our marketing efforts to sell the land and the valuations were based on quoted market prices, comparables or independent third-party appraisals. The write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace and were based on discounted cash flow analysis. The impairment losses relating to the discontinued operations - Chemicals business have been included within the earnings (loss) from results of discontinued operations caption of the accompanying Consolidated Statements of Earnings.

During 2004, we recorded asset impairment losses totaling $1,370,000 related to our long-lived assets. This impairment loss resulted from the further write-down of owned property surrounding our Wichita, Kansas Chemicals facility and is reflected in discontinued operations.

During 2003, we recorded asset impairment losses totaling $15,709,000 (Construction Materials $14,500,000; discontinued operations - Chemicals $1,209,000) related to our long-lived assets. Included in this impairment loss was the $11,053,000 write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2,939,000; the write-down of owned property surrounding our Wichita, Kansas Chemicals facility for $1,155,000; and various smaller write-downs related to operating facilities for $562,000.

During 2002, we recorded asset impairment losses totaling $4,276,000 (Construction Materials $1,076,000; discontinued operations - Chemicals $3,200,000) related to our long-lived assets. Included in this impairment loss was the write-down of the methyl chloroform plant at our Geismar, Louisiana Chemicals facility for $3,200,000; the write-down of a fine-grind facility near Houston, Texas for $750,000; and the write-down of surplus land in northern Virginia for $326,000.

Note 5 / Derivative Instruments

Natural gas used in our discontinued operations - Chemicals business is subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. We use over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. We have designated these instruments as effective cash flow hedges in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Accordingly, the fair value of the open contracts, which extend through March 2005, has been reflected as an unfavorable component of accumulated other comprehensive income of $99,000, offset by the income tax benefit of $37,000, in our consolidated financial statements as of December 31, 2004. If market prices for natural gas remained at the December 31, 2004 level, costs of $99,000 would be classified into pretax earnings within the next 12 months. As of December 31, 2003, our consolidated financial statements reflected the fair value of the open contracts as a component of accumulated other comprehensive income of $4,246,000, less income taxes of $1,597,000. As of December 31, 2002, our consolidated financial statements reflected the fair value of the open contracts as a component of accumulated other comprehensive income of $3,906,000, less income taxes of $1,468,000.

During the year ended December 31, 2002, we elected to terminate early certain of our natural gas swaps. The fair value of such swaps, which totaled $471,000 favorable as of the termination date, were fully reclassified into earnings in 2003 and 2004.

In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we pay the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty to the agreement. We have designated this instrument as an effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge, which will terminate February 1, 2006, has been reflected in our Consolidated Balance Sheets with an adjustment to record the underlying hedged debt at its fair value. As of December 31, 2004, the estimated fair value of our interest rate swap agreement reflected projected payments of $256,000.

There was no impact to earnings due to hedge ineffectiveness during the 12 months ended December 31, 2004, 2003 and 2002.

<PAGE 43>

Note 6 / Credit Facilities, Notes Payable and Long-term Debt

Notes payable at December 31 is summarized as follows (in thousands of dollars):

	2004	2003	2002
Bank borrowings	$-	$29,000	$37,255
Commercial paper	-	-	-
Other notes payable	-	-	43
Total notes payable	$-	$29,000	$37,298

At the end of 2004, we had unused committed lines of credit in the amount of $350,000,000, of which $200,000,000 expires March 2005 and the remaining $150,000,000 expires March 2007. We expect to renew the one-year credit facility expiring March 2005 in full with no substantive changes in terms, conditions or covenants. Interest rates are determined at the time of borrowing based on current market conditions.

All lines of credit extended to us in 2004, 2003 and 2002 were based solely on a commitment fee, thus no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.

As discussed in Note 2, as of December 31, 2004, the liabilities of our Chemicals business are classified as held for sale in the accompanying Consolidated Balance Sheets under the liabilities of assets held for sale caption. Our Chloralkali joint venture has an uncommitted bank line of credit with a foreign bank in the amount of $30,000,000. There was no balance outstanding at December 31, 2004. The interest rate on this note is a floating rate based on the LIBOR plus 35 basis points. As a joint venture partner, we guaranteed a portion of the amounts borrowed under the credit line on a several basis, which reflects our pro rata ownership interest (51%). At December 31, 2004, our Chloralkali joint venture was in compliance with the minimum net worth covenant contained in the attendant credit agreement.

All of our debt obligations, both notes payable and long-term debt, as of December 31, 2004 are unsecured.

Long-term debt at December 31 is summarized as follows (in thousands of dollars):
	2004	2003	2002
6.40% 5-year notes issued 2001*	$239,744	$240,000	$240,000
5.75% 5-year notes issued 1999	-	243,000	243,000
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	83,139	84,121	120,574
Medium-term notes	23,000	28,000	33,000
Tax-exempt bonds	8,200	8,200	8,200
Other notes	3,665	4,054	4,624
Total debt excluding notes payable	$607,748	$857,375	$899,398
Less current maturities of long-term debt	3,226	249,721	41,641
Total long-term debt	$604,522	$607,654	$857,757
Estimated fair value of long-term debt	$645,502	$675,249	$932,148
* / Includes a $256,000 reduction in valuation at December 31, 2004 for the fair value of interest rate swaps.

Scheduled debt payments during 2004 included $243,000,000 in April to retire the 5.75% five-year notes issued in 1999 and $5,000,000 in September to retire an 8.55% medium-term note issued in 1991.

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

During 1999, we accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% coupon notes matured in April 2004 and the 6.00% notes mature in April 2009.

In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end December 2011.

During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $23,000,000 in notes outstanding as of December 31, 2004 have a weighted-average maturity of 9.4 years with a weighted-average interest rate of 8.79%.

The $8,200,000 of tax-exempt bonds consists of variable-rate obligations maturing in 2009. During 2002, we called and redeemed two fixed-rate bond issues: (1) $3,000,000 of 7.50% coupon bonds maturing in 2011 and (2) $5,800,000 of 6.375% coupon bonds maturing in 2012.

Other notes of $3,665,000 were issued at various times to acquire land or businesses.

The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2004 are: 2005 - $3,306,000; 2006 - $272,630,000; 2007 - $550,000; 2008 - $33,404,000; and 2009 - $258,274,000.

Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. Pursuant to a provision in our bank credit facility agreements, the percentage of consolidated debt to total capitalization must be less than 60%. The ratio of total debt to total capital was 23.2% as of December 31, 2004; 33.0% as of December 31, 2003; and 35.6% as of December 31, 2002.

The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates presented are based on information available to management as of December 31, 2004, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

<PAGE 44>

Note 7 / Operating Leases

Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2004	2003	2002
Minimum rentals	$18,388	$16,156	$17,610
Contingent rentals (based principally on usage)	17,613	17,312	15,293
Total	$36,001	$33,468	$32,903

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, at December 31, 2004 are payable as follows: 2005 - $14,378,000; 2006 - $13,483,000; 2007 - $11,890,000; 2008 - $9,662,000; 2009 - $7,435,000; and aggregate $26,833,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

Note 8 / Accrued Environmental Costs

Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs as follows (in thousands of dollars):

	2004	2003	2002
Continuing operations:
Construction Materials	$5,802	$7,270	$7,544
Chemicals - retained liabilities	4,034	4,666	1,493
Discontinued operations	10,290	9,212	1,805
Total	$20,126	$21,148	$10,842

The December 31, 2004 balance of $10,290,000 noted above as discontinued operations is included within the liabilities of assets held for sale caption of the accompanying Consolidated Balance Sheets as described in Note 2. The December 31, 2004 continuing operations balances of $5,802,000 for Construction Materials and $4,034,000 for Chemicals - retained liabilities noted above are included in the accompanying Consolidated Balance Sheets within the following captions: other accrued liabilities - $2,692,000 and other noncurrent liabilities - $7,144,000. The December 31, 2004 continuing operations balance noted above for Chemicals - retained liabilities relates to accrued environmental remediation costs from the 2003 sale of Performance Chemicals in the amount of $3,266,000 and the anticipated sale of Chloralkali Chemicals in the amount of $768,000.

The accrued environmental remediation costs in the Construction Materials business relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively.

The 2003 increase in the accrued environmental remediation costs related primarily to a $10,514,000 undiscounted charge for estimated future groundwater monitoring and remediation at Chemicals business sites and are now included in discontinued operations.

Note 9 / Income Taxes

The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):

	2004	2003	2002
Domestic	$363,023	$319,802	$322,226
Foreign	12,543	15,278	6,969
Total	$375,566	$335,080	$329,195

Provision (benefit) for income taxes consists of the following (in thousands of dollars):
	2004	2003	2002
Current
Federal	$85,622	$64,095	$45,929
State and local	17,439	8,485	6,701
Foreign	4,139	4,274	2,193
Total	107,200	76,854	54,823
Deferred
Federal	7,404	12,529	38,086
State and local	316	8,006	2,528
Foreign	(567)	178	522
Total	7,153	20,713	41,136
Total provision	$114,353	$97,567	$95,959

The effective income tax rate varied from the federal statutory income tax rate due to the following:
	2004	2003	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(5.7)	(6.8)	(6.7)
State and local income taxes, net of federal income tax benefit	3.1	3.2	1.8
Miscellaneous items	(2.0)	(2.3)	(1.0)
Effective tax rate	30.4%	29.1%	29.1%

<PAGE 45>

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability are as follows (in thousands of dollars):

	2004	2003	2002
Deferred tax assets related to:
Postretirement benefits	$27,603	$24,623	$23,473
Accruals for asset retirement obligations and environmental accruals	32,317	19,651	10,358
Accounts receivable, principally allowance for doubtful accounts	3,007	4,011	3,205
Inventory adjustments	7,454	4,270	5,803
Deferred compensation, vacation pay and incentives	30,926	24,773	18,898
Other items	21,835	9,517	15,980
Total deferred tax assets	123,142	86,845	77,717
Deferred tax liabilities related to:
Fixed assets	398,267	345,382	351,689
Pensions	17,679	17,460	17,896
Other items	21,376	28,558	15,615
Total deferred tax liabilities	437,322	391,400	385,200
Net deferred tax liability	$314,180	$304,555	$307,483

The above amounts are reflected in the accompanying Consolidated Balance Sheets as follows (in thousands of dollars):
	2004	2003	2002
Deferred income taxes:
Current assets	$(34,433)	$(34,358)	$(37,698)
Deferred liabilities	348,613	338,913	345,181
Net deferred tax liability	$314,180	$304,555	$307,483

Note 10 / Benefit Plans

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

Additionally, we sponsor unfunded, nonqualified pension plans that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $26,492,000, $23,461,000 and $0 at December 31, 2004; $23,474,000, $19,747,000 and $0 at December 31, 2003; and $19,322,000, $15,184,000 and $0 at December 31, 2002.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at the December 31 measurement date (in thousands of dollars):

	2004	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$455,493	$426,579	$373,263
Service cost	18,913	18,263	16,443
Interest cost	29,243	28,251	28,133
Amendments	280	-	3,889
Discontinued operations	-	(2,212)	-
Actuarial loss	43,106	4,510	22,970
Benefits paid	(22,703)	(19,898)	(18,119)
Benefit obligation at end of year	$524,332	$455,493	$426,579
Change in Plan Assets
Fair value of assets at beginning of year	$478,617	$388,947	$468,972
Actual return on plan assets	56,309	93,756	(62,814)
Employer contribution	7,327	15,812	908
Benefits paid	(22,703)	(19,898)	(18,119)
Fair value of assets at end of year	$519,550	$478,617	$388,947
Funded status	$(4,782)	$23,124	$(37,632)
Unrecognized net actuarial (gain) loss	18,511	(8,523)	39,731
Unrecognized prior service cost	11,285	12,774	16,110
Net amount recognized	$25,014	$27,375	$18,209
Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$56,639	$51,376	$47,378
Accrued benefit liability	(34,851)	(25,527)	(29,169)
Intangible asset	1,206	1,526	-
Accumulated other comprehensive income	2,020	-	-
Net amount recognized	$25,014	$27,375	$18,209

The accumulated benefit obligation for all defined benefit pension plans was $476,247,000 at December 31, 2004; $408,672,000 at December 31, 2003; and $360,182,000 at December 31, 2002.

<PAGE 46>

The following table sets forth the components of net periodic benefit cost, additional information and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):

	2004	2003	2002
Components of Net Periodic Pension Benefit Cost
Service cost	$18,913	$18,263	$16,443
Interest cost	29,243	28,251	28,133
Expected return on plan assets	(40,806)	(39,681)	(42,451)
Amortization of transition asset	-	-	-
Amortization of prior service cost	2,505	2,438	2,288
Recognized actuarial gain	(167)	(1,255)	(7,263)
Net periodic pension benefit cost (income)	$9,688	$8,016	$(2,850)
Additional Information
Actual return (loss) on plan assets	$54,781	$93,755	$(62,814)
Curtailment gain	-	1,370	-
Assumptions
Weighted-average assumptions used to determine benefit obligation at December 31
Discount rate	5.75%	6.25%	6.75%
Rate of compensation increase (for salary-related plans)
Inflation	2.25%	2.80%	4.00%
Merit/Productivity	2.50%	2.20%	2.20%
Total rate of compensation increase	4.75%	5.00%	6.20%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	6.25%	6.50%	7.25%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)
Inflation	2.80%	3.40%	4.25%
Merit/Productivity	2.20%	2.20%	2.20%
Total rate of compensation increase	5.00%	5.60%	6.45%

The 2003 disposition of the Performance Chemicals business unit reduced the number of active plan participants by approximately 11%, which resulted in a curtailment gain of $1,370,000.

Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Our pension plan allocation range for 2005 and asset allocation percentages at December 31, 2004, 2003 and 2002 are presented below:
	Allocation Range	Percentage of Plan Assets at December 31
Asset Category	2005	2004	2003	2002
Equity securities	53-80%	71%	69%	66%
Debt securities	18-30%	20%	25%	28%
Real estate	-	-	-	-
Other	5-20%	9%	6%	6%
Total		100%	100%	100%

Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australasia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments while the other asset category includes investments in venture capital, buyout and mezzanine debt private partnerships as well as cash reserves.

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

Our current strategy for implementing this policy is to invest a relatively high proportion in publicly traded equities, a moderate amount in long-term publicly traded debt and a relatively small amount in private, nonliquid opportunities for high returns such as venture capital, buyouts and mezzanine debt.

The policy, set by the Board's Finance and Pension Funds Committee, is articulated through guideline ranges and targets for each asset category: domestic equities, foreign equities, bonds, specialty investments and cash reserves. Management implements the strategy within these guidelines and reviews the financial results quarterly, while the Finance and Pension Funds Committee reviews them semi-annually.

Assumptions regarding our expected return on plan assets are based primarily on judgments made by management and the Board committee. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on long-term investment expectations. Accordingly, the expected return has remained at 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.

Total employer contributions for the pension plans are presented below (in thousands of dollars):
Pension
Employer Contributions
2002	$908
2003	15,812
2004	7,327
2005 (estimated)	1,000

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):
Pension
Estimated Future Benefit Payments
2005	$22,614
2006	23,874
2007	25,153
2008	26,967
2009	28,625
2010-2014	171,528

<PAGE 47>

Certain of our hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $5,738,000 in 2004, $5,744,000 in 2003 and $5,702,000 in 2002. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. A total of 34% of the hourly labor force were covered by collective bargaining agreements. Of the hourly workforce covered by collective bargaining agreements, 18% were covered by agreements that expire in 2005.

In addition to the pension plans noted above, we have two unfunded supplemental retirement plans. The accrued costs for these supplemental retirement plans were $1,259,000 at December 31, 2004; $1,115,000 at December 31, 2003; and $1,040,000 at December 31, 2002.

Postretirement Plans
In addition to pension benefits, we provide certain healthcare benefits and life insurance for some retired employees. Substantially all our salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach a qualifying age and meet certain service requirements while working for the Company. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever occurs first.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at the December 31 measurement date (in thousands of dollars):

	2004	2003	2002
Change in Benefit Obligation
Benefit obligation at beginning of year	$94,850	$60,865	$55,207
Service cost	4,369	2,976	2,458
Interest cost	5,677	4,314	3,916
Amendments	-	-	-
Actuarial loss	640	30,611	2,391
Benefits paid	(4,658)	(3,916)	(3,107)
Benefit obligation at end of year	$100,878	$94,850	$60,865
Change in Plan Assets
Fair value of assets at beginning of year	$ -	$-	$-
Actual return on plan assets	-	-	-
Fair value of assets at end of year	$ -	$-	$-
Funded status	$(100,878)	$(94,850)	$(60,865)
Unrecognized net actuarial loss	31,342	32,003	1,390
Unrecognized prior service cost	(1,110)	(1,526)	(1,753)
Net amount recognized	$(70,646)	$(64,373)	$(61,228)
Amounts Recognized in the Consolidated Balance Sheets
Accrued postretirement benefits	$(70,646)	$(64,373)	$(61,228)

The following table sets forth the components of net periodic benefit cost, additional information and weighted-average assumptions of the plans at December 31 (in thousands of dollars):
	2004	2003	2002
Components of Net Periodic Postretirement Benefit Cost
Service cost	$4,369	$2,976	$2,458
Interest cost	5,677	4,314	3,916
Expected return on plan assets	-	-	-
Amortization of prior service cost	(194)	(228)	(228)
Amortization of loss	1,078	-	-
Net periodic postretirement benefit cost	$10,930	$7,062	$6,146
Additional Information
Actual return on plan assets	n/a	n/a	n/a
Assumptions
Weighted-average assumptions used to determine benefit obligation at December 31
Discount rate	5.50%	6.25%	6.75%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	6.25%	6.75%	7.25%
Expected return on assets	n/a	n/a	n/a
Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	10%	10%	8%
Rate to which the cost trend rate gradually declines	5%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2010	2010	2006

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):
	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost	$1,181	$(1,261)
Effect on postretirement benefit obligation	10,631	(9,289)

Total employer contributions for the postretirement plans are presented below (in thousands of dollars):
Postretirement
Employer Contributions
2002	$3,107
2003	3,916
2004	4,658
2005 (estimated)	4,158

<PAGE 48>

The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Postretirement
Estimated Future Benefit Payments
2005	$4,158
2006	4,866
2007	5,733
2008	6,515
2009	7,452
2010-2014	46,011

Contributions by participants to the postretirement benefit plans were $618,000, $505,000 and $405,000 for the years ending December 31, 2004, 2003 and 2002, respectively.

Pension and Other Postretirement Benefits Assumptions
During 2004, we reviewed our assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At December 31, 2004, we decreased the discount rate for our plans from 6.25% to 5.75% for purposes of determining our liability under FAS 87 (pensions) and from 6.25% to 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). These changes were made as a result of an analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds.

In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2004, we made no change in the expected 8.25% return on plan assets.

In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At December 31, 2004, we decreased the inflation component of the assumed rate of compensation increase from 2.8% to 2.25% for our pension plans. In addition, based on future expectations of merit and productivity increases, we increased the weighted-average component of the salary increase assumption from 2.2% to 2.5%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2004, our assumed rate of increase in the per capita cost of covered healthcare benefits remains 10% for 2005, decreasing 1% per year until reaching 5% in 2010 and remaining level thereafter.

Defined Contribution Plans
We sponsor four defined contribution plans, which cover substantially all salaried, Construction Materials nonunion hourly and Chemicals hourly employees. Expense recognized in connection with these plans equaled $10,137,000, $9,899,000 and $7,100,000 for 2004, 2003 and 2002, respectively.

Termination Benefits
In connection with the disposition of the Performance Chemicals business unit, we provided special and contractual termination benefits. In 2003, we recognized expense totaling $4,174,000 in connection with these benefits. This expense was included within the 2003 loss from discontinued operations caption in the accompanying Consolidated Statements of Earnings.

Impact of Anticipated Sale of the Chemicals Business
Upon the close of the anticipated sale of the Chemicals business, as described in Note 2, we will retain the accumulated benefit obligation for the Chemicals Hourly Pension Plan, as all active participants will cease employment with the Company. We will also retain the accumulated benefit obligation for any salaried employees that cease participation in the Salaried Pension Plan as a result of their termination. Both of these accumulated benefits obligations are fully funded by assets held in our Master Pension Trust.

Additionally, we will retain the accumulated benefit obligation for any unfunded, nonqualified pension plans related to Chemicals salaried employees who cease participation as a result of their termination. The retention of the unfunded accumulated benefit obligation for postretirement plans depends on whether the terminated employee has reached a qualifying age and meets certain service requirements prior to termination. The liabilities for these unfunded obligations will be retained by Vulcan.

Note 11 / Incentive Plans

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

Deferred stock unit awards were granted beginning in 2001 with the accrual of dividend equivalents starting one year after grant of the underlying stock unit award. These awards vest ratably over years 6 through 10 from the date of grant. Deferred stock unit grants were as follows: 2004 - 3,600 units with vesting beginning in 2010; 2003 - 142,700 units with vesting beginning in 2009; and 2002 - 98,100 units with vesting beginning in 2008. Expense provisions referable to these awards amounted to $2,056,000 in 2004, $1,576,000 in 2003 and $924,000 in 2002.

<PAGE 49>

Stock options issued during the years 1996 through 2004 were granted at the fair market value of the stock on the date of the grant. They vest ratably over 5 years and expire 10 years subsequent to the grant. There was a $2,000 expense provision for stock options in 2004 related to a plan modification. Additionally, there was a $156,000 expense provision for stock options in 2003 related to a plan modification for the employees terminated with the divestiture of the Performance Chemicals business unit. There were no other expense provisions referable to these awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant.

Performance share unit awards were granted under the 1996 Long-term Incentive Plan beginning in 2003. These awards are based on the achievement of established performance goals, and cliff vest in three years. Expense provisions referable to these awards amounted to $5,221,000 in 2004 and $2,527,000 in 2003. Expense provisions are affected by internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group.

We use the intrinsic value method per APB 25 in accounting for our stock-based compensation. Pro forma information regarding net earnings and earnings per share is required by FAS 123 and SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123," and has been determined as if we had accounted for our stock-based compensation under the fair value method of those statements. The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2004, 2003 and 2002 as presented below:

	2004	2003	2002
Risk-free interest rate	3.58%	3.42%	4.73%
Dividend yields	2.10%	2.99%	1.96%
Volatility factors of the expected market price of our common stock	20.29%	24.31%	23.25%
Weighted-average expected life of the option	7 years	7 years	7 years

The pro forma disclosure is presented in tabular format in Note 1.

A summary of our stock option activity; related information as of December 31, 2004, 2003 and 2002; and changes during each year is presented below:
	2004		2003		2002
	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price
Outstanding at beginning of year	7,180,099	$36.73	6,747,504	$36.90	5,940,125	$34.80
Granted at fair value	668,600	$46.77	704,300	$31.48	1,066,400	$45.92
Exercised	(812,737)	$26.46	(221,340)	$23.11	(204,571)	$21.72
Forfeited	(66,260)	$41.71	(50,365)	$46.62	(54,450)	$41.46
Outstanding at year end	6,969,702	$38.84	7,180,099	$36.73	6,747,504	$36.90
Options exercisable at year end	4,543,482	$36.92	4,447,989	$33.87	3,711,409	$30.99
Weighted-average grant date fair value of each option granted during the year	$6.58		$4.43		$8.37

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:
	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Number of Shares	Weighted-average Exercise Price
$18.58-$21.31	1,011,896	1.89	$20.55	1,011,896	$20.55
$29.20-$32.95	1,367,755	5.54	$32.22	826,715	$32.72
$40.32-$42.48	1,074,712	5.11	$42.34	854,092	$42.34
$43.71-$48.27	3,515,339	6.45	$45.61	1,850,779	$45.25
Total/Average	6,969,702	5.40	$38.84	4,543,482	$36.92

Cash-based Compensation Plans
We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $11,487,000 in 2004, $8,895,000 in 2003 and $7,561,000 in 2002.

<PAGE 50>

Note 12 / Other Commitments and Contingencies

We have commitments in the form of unconditional purchase obligations as of December 31, 2004. These include commitments for the purchase of property, plant and equipment of $28,776,000 and commitments for noncapital purchases of $149,410,000. The commitments for the purchase of property, plant and equipment are due in 2005; the commitments for noncapital purchases primarily relate to transportation and electrical contracts and are due as follows: 2005, $49,486,000; 2006-2007, $51,449,000; 2008-2009, $15,141,000; and aggregate $33,334,000 thereafter. Expenditures under the noncapital purchase commitments totaled $196,952,000 in 2004, $155,524,000 in 2003 and $100,752,000 in 2002.

We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2004 in the amount of $72,228,000, due as follows: 2005, $9,187,000; 2006-2007, $11,641,000; 2008-2009, $8,128,000; and aggregate $43,272,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $41,456,000 in 2004, $37,872,000 in 2003 and $36,711,000 in 2002.

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

Our standby letters of credit as of December 31, 2004 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity
Standby Letters of Credit
Risk management requirement for insurance claims	$14.3	One year	Renewable annually
Payment surety required by utilities	5.1	One year	Renewable annually
Contractual reclamation/restoration requirements	1.5	One year	Renewable annually
Total standby letters of credit	$20.9

Pursuant to the agreement to sell the assets of the Chemicals business as discussed in Note 2, we will retain certain liabilities subsequent to the sale. Some of these retained liabilities are considered contingent and include environmental remediation liabilities unrelated to the three facility sites, and general claims and litigation. These liabilities are considered probable and reasonably estimable and, as such, were recorded as liabilities in the accompanying Consolidated Balance Sheets. The carrying amounts of these liabilities by type and classification are as follows (in thousands of dollars):
2004
Current liabilities:
Environmental remediation	$325
Other accrued liabilities	3,863
Total current liabilities to be retained	$4,188
Noncurrent liabilities:
Environmental remediation	$443
Deferred income taxes of joint venture	28,483
Total noncurrent liabilities to be retained	$28,926
Total liabilities to be retained	$33,114

We are also a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the probable outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations and cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. It is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations and cash flows to a material extent.

We are involved in an action filed in November 1998 by the City of Modesto in state court in California. This claim arose from allegations of perchloroethylene contamination of municipal water wells in the City of Modesto and alleges certain claims against us and other chemical and equipment manufacturers, distributors and dry cleaners. The trial of this case is currently under way; however, it is not likely that jury selection will begin before late March or April 2005. We have retained counsel in this case and intend to defend this action vigorously.

Other perchloroethylene cases involve claims of IBM employees who allege personal injury as a result of workplace exposure at IBM semiconductor manufacturing plants. We are named as a defendant, along with IBM and other chemical manufacturers, in approximately 17 lawsuits involving more than 230 plaintiffs in state court in Westchester County, New York. We are engaged in discussions with plaintiffs' counsel to resolve this matter. No plaintiff's claim in which we are a named defendant is currently set for trial. We have retained counsel in all these cases and plan to defend the claims vigorously, absent resolution of these claims through discussions with plaintiffs' counsel.

We have been named as a defendant in multiple lawsuits filed in 2001 and 2002 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our Geismar, Louisiana plant in 2001. As of the 10-K filing date, 87 lawsuits involving approximately 3,015 named plaintiffs have been filed. A trial for the issues of causation and damages for 10 plaintiffs related to the April 2001 release was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining five plaintiffs an aggregate award of $201,000. Additionally, on October 5, 2004, the judge granted our motion for summary judgment dismissing approximately 2,000 to 2,200 plaintiffs. The next jury trial is scheduled for May 2, 2005 in Ascension Parish, Louisiana.

<PAGE 51>

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT) in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9 mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to "repair, restore, and maintain" the road or, in the alternative, judgment for the cost to "improve and maintain other roadways to accommodate" vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. Discovery is ongoing.

We have been named as one of numerous defendants in 225 lawsuits in Mississippi and Texas by 11,264 plaintiffs; five cases in California with five plaintiffs; two cases in Louisiana with two plaintiffs; one case in Kentucky with 454 plaintiffs; two cases in West Virginia with 23 plaintiffs; three cases in Florida with three plaintiffs; and one case in Ohio with one plaintiff. The plaintiffs in the cases in Mississippi and Texas allege personal injuries arising from silicosis and failure to adequately warn, related to exposure to and use of industrial sand used for abrasive blasting. We produced and marketed industrial sand from 1988 to 1994, primarily in Texas. In the cases in California, Kentucky, West Virginia, Ohio and Florida, the plaintiffs allege personal injuries relating to exposure to silica, and the cases in Louisiana relate to liability as a premises owner on which sand blasting occurred. The first of these lawsuits was filed in July 1993, and the most recent case was served in January 2005. Most of the actions are in state court in the state in which they were filed; however, a number have been removed to federal district court. We are seeking dismissal from the cases in Mississippi, Kentucky, California, West Virginia, Ohio and Florida because there was no exposure by the plaintiffs to Vulcan's product in those states.

In November 2002, we received a Directive and Notice to Insurers No. 2002-9 and No. 2002-10 (collectively, the Directives) from the New Jersey Department of Environmental Protection (NJDEP). The NJDEP asserts in its Directives that the respondents named therein, including us, are strictly and jointly and severally liable under state law (specifically, the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10-23.11) with respect to certain environmental conditions that allegedly affect two former asphalt plant sites. These two sites are referred to in the Directives as, respectively, the Roseland site, located in Essex County, New Jersey, and the Rockaway site, located in Morris County, New Jersey (collectively, the Sites). On November 4, 2003, we executed NJDEP Administrative Consent Orders (ACOs) concerning the two Sites. We agreed under these ACOs to complete the investigation and remediation of each of the Sites, and thereby resolve our liabilities, if any, in regard to the claims asserted by the NJDEP in its Directives. Furthermore, we intend to seek contribution from the former owners and operators of the Sites for all costs we have incurred or will incur under the ACOs. We never operated either of the Sites. Prior to the sale to the current owner during the mid-1990s, the Sites were owned and operated by Tarmac Minerals, Inc. We acquired the stock of Tarmac Minerals, Inc. in October 2000 as part of the Tarmac acquisition.

As of the 10-K filing date, an estimate of the potential range of losses for these claims, if any, cannot be made. Although the ultimate outcome is uncertain, it is our opinion that the disposition of these described lawsuits, as well as certain other lawsuits, will not have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Note 13 / Shareholders' Equity

We have purchased a total of 42,511,981 shares of our common stock at a cost of $608,423,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. As of December 31, 2004, 8,473,988 shares remained under the current purchase authorization. No shares were purchased in 2004, 2003 or 2002.

Note 14 / Other Comprehensive Income (Loss)

Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Our other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas and minimum pension liability adjustments. The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders' Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 is summarized as follows (in thousands of dollars):

	Before-tax Amount	Tax (Expense) Benefit	Net-of-tax Amount
December 31, 2004
Fair value adjustment to cash flow hedges	$(9,396)	$3,534	$(5,862)
Less reclassification adjustment for gains included in net earnings	5,051	(1,900)	3,151
Minimum pension liability adjustment	(2,020)	773	(1,247)
Total other comprehensive income (loss)	$(6,365)	$2,407	$(3,958)
December 31, 2003
Fair value adjustment to cash flow hedges	$(5,922)	$2,247	$(3,675)
Less reclassification adjustment for gains included in net earnings	6,262	(2,376)	3,886
Total other comprehensive income (loss)	$340	$(129)	$211
December 31, 2002
Fair value adjustment to cash flow hedges	$28,902	$(11,237)	$17,665
Less reclassification adjustment for losses included in net earnings	(11,689)	4,545	(7,144)
Total other comprehensive income (loss)	$17,213	$(6,692)	$10,521

The majority of the above other comprehensive income (loss) relates to our Chemicals business (natural gas hedges), as such, this portion will be eliminated upon divestiture of the Chemicals business.

<PAGE 52>

Note 15 / Enterprise Data - Continuing Operations

Our reportable segments are organized around products and services. Due to the planned disposition of Chemicals as described in Note 2, we have one reportable segment, Construction Materials, which constitutes continuing operations.

We produce and sell aggregates and related products and services in seven regional divisions. These divisions have been aggregated for financial statement purposes. During 2004, we served markets in 21 states, the District of Columbia and Mexico with a full line of aggregates, and 4 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.

Because the majority of our activities are domestic, assets outside the United States are not material. We sell a relatively small amount of construction aggregates outside the United States. Non-domestic net sales were $7,580,000 in 2004, $6,884,000 in 2003 and $4,422,000 in 2002. Net sales by product are summarized below (in millions of dollars):

	2004	2003	2002
Net Sales by Product
Aggregates	$1,622.1	$1,507.4	$1,397.8
Asphaltic products and placement	286.5	287.7	304.7
Ready-mixed concrete	225.0	207.9	181.8
Other	79.6	83.9	96.3
Total	$2,213.2	$2,086.9	$1,980.6

Note 16 / Supplemental Cash Flow Information

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2004	2003	2002
Cash payments:
Interest (exclusive of amount capitalized)	$44,191	$54,409	$55,465
Income taxes	90,129	47,890	39,177
Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	-	-	1,573

Note 17 / Accounting Changes

2003 - FAS 143
On January 1, 2003, we adopted FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

FAS 143 requires recognition of a liability for an asset retirement obligation in the period in which it is incurred, at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.

Prior to the adoption of FAS 143, we accrued the estimated cost of land reclamation over the life of the reserves based on tons sold in relation to total estimated tons. Our Consolidated Balance Sheets as of December 31, 2002 included accrued undiscounted land reclamation costs for the Construction Materials business of $26,000,000. These accrued costs related to the acquired CalMat facilities. With the adoption of FAS 143, we recorded all asset retirement obligations, at estimated fair value, for which we have legal obligations for land reclamation. Essentially all these asset retirement obligations related to our underlying land parcels, including both owned properties and mineral leases. Adoption of this standard resulted in an increase in long-term assets of $44,341,000; an increase in long-term liabilities of $63,152,000; and a cumulative effect of adoption that reduced shareholders' equity and 2003 net earnings by $18,811,000. Additionally, FAS 143 resulted in ongoing costs related to the depreciation of the assets and accretion of the liability. For the years ended December 31, we recognized operating costs related to FAS 143 as follows: 2004 - $12,076,000, including $1,118,000 related to discontinued operations; and 2003 - $10,594,000, including $1,156,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold.

A reconciliation of the carrying amount of our asset retirement obligations for the years ended December 31, 2004 and 2003 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2002	$ -
Cumulative effect adjustment	99,259
Liabilities incurred	-
Liabilities (settled)	(8,413)
Accretion expense	5,130
Revisions up (down)	11,707
Asset retirement obligations as of December 31, 2003	$107,683
Liabilities incurred	173
Liabilities (settled)	(9,291)
Accretion expense	5,375
Revisions up (down)	4,468
Less asset retirement obligations as of December 31, 2004 classified as liabilities of assets held for sale	(17,502)
Asset retirement obligations as of December 31, 2004	$90,906

<PAGE 53>

The $99,259,000 cumulative effect portion of the asset retirement obligations was offset by amounts previously accrued under generally accepted accounting principles in effect prior to the issuance of FAS 143.

On a pro forma basis as required by FAS 143, if we had applied the provisions of FAS 143 as of January 1, 2002 the amount of asset retirement obligations would have been $94,469,000.

2002 - FAS 142
On January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets," and, accordingly, discontinued goodwill amortization. In connection with the adoption of FAS 142, we were required to complete the first step of the two-step goodwill impairment test by June 30, 2002. In so doing, we identified nine reporting units, as defined by the statement: seven regional divisions in Construction Materials, Chloralkali Chemicals and Performance Chemicals. We determined the carrying value of each reporting unit by assigning assets and liabilities, including goodwill, to those reporting units as of January 1, 2002. Further, we determined the fair values of the reporting units using present value techniques.

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

The changes in the carrying amount of goodwill for each reportable segment for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands of dollars):

	Construction Materials	Chemicals*	Total
Goodwill as of December 31, 2001	$557,947	$30,615	$588,562
Transitional impairment charge	-	(30,240)	(30,240)
Goodwill of acquired businesses	18,756	-	18,756
Purchase price allocation adjustments	(1,287)	-	(1,287)
Goodwill as of December 31, 2002	$575,416	$375	$575,791
Goodwill of acquired businesses	1,650	-	1,650
Purchase price allocation adjustments	2,376	-	2,376
Goodwill as of December 31, 2003	$579,442	$375	$579,817
Goodwill of acquired businesses	20,739	-	20,739
Less goodwill as of December 31, 2004 classified as assets held for sale	-	375	375
Goodwill as of December 31, 2004	$600,181	$-	$600,181
* / Goodwill for the former Chemicals segment is classified as assets held for sale as of December 31, 2004.

Note 18 / Acquisitions

In 2004, we acquired the following for a cost of approximately $34,555,000, which was paid in cash:

-	Columbia Rock Products - an aggregates facility in Tennessee.
-	Tri-State Lime and Stone, Inc. - an aggregates facility in Virginia.
-	Titan Construction Materials, LLC - two aggregates facilities in Tennessee.
-	Hanson Aggregates Southeast, Inc. - an aggregates facility in South Carolina.

All the 2004 acquisitions related to our Construction Materials business. Goodwill recognized in these transactions totaled $20,739,000 and is expected to be fully deductible for income tax purposes.

Purchase price allocations for 2004 acquisitions are preliminary and subject to adjustment.

In 2003, we acquired the following for a cost of approximately $3,543,000, which was paid in cash:
-	Hart County Stone Company - an aggregates facility in Kentucky.
-	Global Stone - all assets relating to an aggregates unloading and distribution yard at the Port of Brownsville, Texas.

Both of these 2003 acquisitions related to our Construction Materials business. Goodwill recognized in these transactions totaled $1,650,000 and is expected to be fully deductible for income tax purposes.

In 2002, we acquired the following for a cost of approximately $43,445,000, which was paid in cash:
-	SRM Aggregates, Inc. - three sales yards in Mississippi and related equipment.
-	U.S. Aggregates, Inc. - two aggregates facilities in Alabama and Tennessee; one sales yard in Tennessee; ready-mix equipment; and two parcels of land in Tennessee.
-	Fleet Capital Corporation and LaSalle National Leasing - certain equipment previously leased to U.S. Aggregates related to the above-mentioned facilities in Alabama and Tennessee.
-	Nolichuckey Sand Co. Inc. - stock of a sand and gravel company owning two aggregates facilities in Tennessee.
-	Builder's Sand & Gravel, Inc. - an aggregates facility in Illinois.
-	Transit Mix Concrete & Materials Company (d/b/a Trinity Aggregate Distribution Company) - assets and inventory located at a sales yard in Texas.

All the 2002 acquisitions related to our Construction Materials business. Goodwill recognized in these transactions totaled $18,756,000. Acquisition goodwill, related to a stock purchase, in the amount of $4,818,000 will not be deductible for income tax purposes. The remaining goodwill related to 2002 acquisitions is expected to be fully deductible for income tax purposes.

The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.

All the 2004, 2003 and 2002 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2004 and 2003, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2004 and 2003.

/ End of Notes to Consolidated Financial Statements.

<PAGE 54>

Financial Terminology

Acquisitions
The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.

Capital Employed
The sum of interest-bearing debt, other noncurrent liabilities and shareholders' equity. Average capital employed is a 12-month average.

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

Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs, that are expensed currently. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

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

<PAGE 55>

Net Sales, Total Revenues, Net Earnings and Earnings Per Share

Amounts in millions, except per share data	2004	2003
Net Sales
First quarter	$431.9	$392.0
Second quarter	584.7	556.6
Third quarter	649.3	616.3
Fourth quarter	547.3	522.0
Total	$2,213.2	$2,086.9
Total Revenues
First quarter	$474.4	$428.4
Second quarter	647.9	615.8
Third quarter	723.4	685.5
Fourth quarter	608.6	579.9
Total	$2,454.3	$2,309.6
Earnings (Loss) from Continuing Operations Before Interest and Income Taxes
First quarter	$41.7	$18.2
Second quarter	120.4	117.9
Third quarter	147.7	143.1
Fourth quarter	100.4	105.5
Total	$410.2	$384.7
Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$20.7	$3.9
Second quarter	83.6	73.1
Third quarter	92.0	97.3
Fourth quarter	64.9	63.2
Total	$261.2	$237.5
Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.20	$0.04
Second quarter	0.82	0.72
Third quarter	0.90	0.95
Fourth quarter	0.63	0.62
Total	$2.55	$2.33
Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.20	$0.04
Second quarter	0.81	0.71
Third quarter	0.89	0.95
Fourth quarter	0.62	0.61
Total	$2.52	$2.31
Net Earnings (Loss)
First quarter	$15.0	$(17.5)
Second quarter	87.8	56.0
Third quarter	99.0	99.1
Fourth quarter	85.6	57.4
Total	$287.4	$195.0
Basic Net Earnings (Loss) Per Share
First quarter	$0.15	$(0.17)
Second quarter	0.86	0.55
Third quarter	0.97	0.97
Fourth quarter	0.83	0.56
Full year	$2.81	$1.91
Diluted Net Earnings (Loss) Per Share
First quarter	$0.14	$(0.17)
Second quarter	0.85	0.55
Third quarter	0.95	0.96
Fourth quarter	0.82	0.56
Full year	$2.77	$1.90

<PAGE 62>