Form 10-K, Exhibit 13
period 2005-12-31
VULCAN MATERIALS CO
filed 2006-02-28
CIK 103973

Exhibit (13)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction

Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation’s largest producer of construction aggregates — primarily crushed stone, sand and gravel — and a major producer of asphalt and concrete.
Products

We operate primarily in the United States and our principal product — aggregates — is consumed in virtually all types of publicly and privately funded construction. In 2005, aggregates accounted for 72% of net sales. From 283 aggregates production facilities and sales yards, we shipped a record 260 million tons to customers in 22 states, the District of Columbia and Mexico. Our top 10 states accounted for 85% of total aggregates shipments. Reserves largely determine the ongoing viability of an aggregates business. Our current estimate of 11.1 billion tons of zoned and permitted aggregates reserves represents a net increase of 3.6 billion tons since the end of 1995. We believe that these reserves are sufficient to last, on average, 44.9 years at current annual production rates. Additionally, we produce and sell asphalt and concrete in California, Texas, Arizona and New Mexico. While aggregates are our primary business, vertical integration between aggregates and downstream products can be managed effectively in certain markets to generate acceptable financial returns. As such, we evaluate individual markets to determine the benefits of an aggregates only or vertical integration strategy.
End Markets

Demand for our products is dependent on construction activity. The primary end uses include public infrastructure such as highways, bridges, airports, schools and prisons, as well as private nonresidential (e.g., manufacturing, industrial, retail and office) and private residential construction. Historically, construction spending in the public sector has generally been more stable than private construction spending. Governmental appropriations and expenditures are typically less interest-rate sensitive than private-sector spending. In 2005, public construction accounted for 44% of shipments. Public construction projects are funded through a combination of federal, state and local sources. The federal highway bill is the principal source of federal funding for public-sector construction projects. Congress typically passes multiyear surface transportation bills for federal highway and mass transit funding. The federal highway bill provides spending authorizations that represent maximum amounts. Each year, an appropriation is passed to establish the amount that can actually be used for particular programs. The annual funding level generally is tied to receipts of highway user taxes that are placed in the Highway Trust Fund. Once the annual appropriation is passed, the funds are then distributed to each of the states based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally are required to be spent on specific programs as outlined in the federal legislation. Once the federal government approves a state project, the funds are committed regardless of when the cash is actually spent by the state and reimbursed by the federal government. According to the Federal Highway Administration, funds generally are spent over a period of years following designation with approximately 27% in the year of authorization and 41% and 16% in the two succeeding years, respectively.
States are required to match funds at a predetermined rate to receive federal funds for qualified federal projects. Depending on the type of project, the matching level can vary. State highway construction programs are primarily financed from highway user fees, including fuel taxes and vehicle registration fees. The level of state spending varies across the United States and depends on individual state needs and economies. States’ receipts are largely credited to state highway trust funds, many of which are dedicated to highway projects. These funds are used not only to match federal funds but also to build and maintain roads beyond the federal funding limits. Significant portions are transferred to counties and municipalities to fund their local street maintenance and construction programs.
Customers and Competition

Customers for our products include heavy construction and paving contractors; residential and commercial building contractors; concrete products manufacturers; state, county and municipal governments; railroads; and electric utilities. Customers are served by truck, rail and water networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature, often consisting of a single metropolitan area or one or more counties or portions thereof when transportation is by truck only. Truck delivery accounts for approximately 85% of our total shipments. Additionally, sales yards and other distribution facilities located on waterways and rail lines substantially increase our geographic market reach through the availability of rail and water transportation.
Environmental and zoning regulations have made it increasingly difficult for the construction aggregates industry to expand existing quarries or to develop new quarries in some markets. Although we cannot predict what governmental policies will be adopted in the future regarding environmental controls that affect the construction materials industry, we believe that future environmental control costs will not have a material adverse effect on our business. Furthermore, future land use restrictions in some markets could make zoning and permitting more difficult. Any such restrictions, while potentially curtailing expansion in certain areas, could also enhance the value of our reserves at existing locations.
We estimate that the top 10 aggregates producers in the nation supply approximately one-third of the total national market, resulting in highly fragmented markets in some areas. Therefore, depending on the market, we may compete with a number of large national and small local producers.
Seasonality of our Business

Virtually all our products are produced and consumed outdoors. Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volume of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates, changes in the level of infrastructure funding by the public sector, and demographic and population shifts.

Other

In June 2005, we sold our Chemicals business as presented in Note 2 to the consolidated financial statements and, accordingly, its results are reported as discontinued operations in the accompanying Consolidated Statements of Earnings. As of December 31, 2004, the related assets and liabilities are reported as assets held for sale and liabilities of assets held for sale in the accompanying Consolidated Balance Sheets.
In the discussion that follows, discontinued operations are discussed separately. Continuing operations consist solely of Construction Materials. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.
Results of Operations
2005 vs. 2004

Net sales and earnings were both at record levels in 2005. Net sales increased 18% to $2.6 billion. All major product lines achieved higher sales. The strong demand experienced across most of our markets in 2004 continued throughout 2005. As a result, aggregates shipments increased 7% to 260 million tons with record volumes achieved in each quarter of 2005. Acquisitions accounted for 1% of this volume growth. Pricing for aggregates increased approximately 8%.
Earnings before interest and income taxes were a record $500.8 million, an increase of 22% from the prior-year amount. The earnings benefit from higher aggregates pricing and volumes more than offset increased costs for diesel fuel, parts and supplies, and maintenance. Higher prices for asphalt and concrete more than offset cost increases for raw materials such as liquid asphalt and cement. Cost for diesel fuel was $33.5 million higher as compared to 2004. Selling, administrative and general expenses increased $36.2 million due primarily to performance-based compensation plans, which accounted for $24.8 million of the increase from 2004. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflect lower real estate sales in California. Included in the 2005 earnings is a $20.4 million increase in the carrying value of the contingent ECU (electrochemical unit) earn-out related to Chemicals.
Earnings from continuing operations before income taxes were $480.2 million, an increase of 28% from the prior year. Net interest expense was approximately $14.0 million lower due primarily to higher average balances on short- and medium-term investments and the retirement of $243.0 million of debt in April 2004.
Earnings from continuing operations before income taxes for 2005 vs. 2004 are summarized below (in millions of dollars):

2004	$376

Higher aggregates earnings	111
Higher asphalt earnings	9
Higher selling, administrative and general expenses	(36)
Lower gains on sale of property, plant and equipment	(16)
Gain on contingent ECU earn-out	20
Lower net interest expense	14
All other	2

2005	$480

Earnings from continuing operations increased to $3.30 per diluted share from $2.52 per diluted share in 2004.
2004 vs. 2003

Net sales in 2004 increased 6% to $2.2 billion on record aggregates shipments and improved pricing. Aggregates shipments increased 4% to 243 million tons with record volumes achieved in the first, third and fourth quarters. Strong demand was experienced across most of our markets, with residential construction activity at high levels. Private nonresidential construction showed some signs of modest recovery in the second half of the year, while highway construction activity varied by state. Pricing for aggregates increased approximately 3%.
Earnings from continuing operations before interest and income taxes were a record $410.2 million, an increase of 7% from the prior year. The earnings benefit from higher volumes and pricing was partially offset by increased costs in several areas. Costs for diesel fuel and liquid asphalt were a combined $18.7 million higher compared to 2003. Healthcare, pension and performance-based compensation were up a combined $17.7 million, and costs related to improvement projects at several large plants reduced earnings by approximately $14.7 million. In 2003, we recorded asset impairment losses totaling $14.5 million related primarily to the write-down to fair value of four surplus land parcels in California. We recorded no charges of this nature in continuing operations during 2004.
Earnings from continuing operations before income taxes were $375.6 million, an increase of 12% from the prior year. Net interest expense was $15.0 million lower due primarily to the retirement of $243 million of debt in April 2004.
Earnings from continuing operations before income taxes for 2004 vs. 2003 are summarized below (in millions of dollars):

2003	$335

Higher aggregates earnings	31
Lower asphalt earnings	(8)
Lower impairment of long-lived assets	15
Lower net interest expense	15
All other*	(12)

2004	$376

*	Primarily healthcare, pension and performance-based compensation costs, and professional fees and services.
Earnings from continuing operations before cumulative effect of accounting changes increased to $2.52 per diluted share from $2.31 per diluted share in 2003.
Selling, Administrative and General

Selling, administrative and general expenses were $232.5 million in 2005 compared to $196.4 million in the prior year. This 18% increase resulted primarily from performance-based compensation plans. Compensation expense under these plans is influenced by the degree to which business performance targets are achieved. One of the plans, the performance share plan, is also affected by stock price, which increased 24% in 2005. As a percent of net sales, selling, administrative and general expenses were flat with the prior year at 8.9%. In 2004, selling, administrative and general expenses increased approximately 10% from the 2003 level due to higher healthcare, pension and performance-based compensation costs and higher professional fees and services.

Impairment of Long-lived Assets

During 2005, we recorded asset impairment losses totaling $0.7 million related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations. During 2004, we recorded no asset impairment losses for continuing operations. During 2003, we recorded asset impairment losses totaling $14.5 million related to long-lived assets. Included in this impairment loss was the $11.0 million write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2.9 million; and various write-downs related to operating facilities for $0.6 million.
Gain on Sale of Property, Plant and Equipment

During 2005, we recorded gains on the sale of property, plant and equipment of $8.3 million, a decrease of $15.5 million from the prior year. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of asphalt, concrete and highway construction operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflect lower real estate sales in California. In 2004, gains on the sale of property, plant and equipment were down $4.0 million from the level in 2003 due to lower sales of surplus real estate in California and Arizona. As none of these asset sales met the definition of a “component of an entity” as described in Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the gains were reported in continuing operations.
Other Operating Expense

Other operating expense decreased $1.0 million to $7.2 million in 2005. The decrease was primarily due to lower costs associated with idle equipment taken out of service and lower charges for old equipment scrapped due to plant rebuilds and site closings, partially offset by an increase in environmental remediation costs. In 2004, other operating expense decreased $3.7 million compared to 2003 due mainly to lower charges for old equipment scrapped due to plant rebuilds and site closings, and a reduction in environmental liabilities.
Other Income

In 2005, other income, net of other charges, was $24.4 million, $16.1 million higher than the prior year. The 2005 increase was due to a $20.4 million increase in the carrying value of the contingent ECU earn-out agreement included as part of the consideration paid by the buyer of our Chemicals business. For additional information regarding this ECU earn-out, see Note 5 to the consolidated financial statements. In 2004, other income was $1.9 million higher than 2003 due to higher rent income and lower other charges.
Interest Income

In 2005, interest income was $16.6 million, an increase of $11.0 million from 2004. The increase resulted from higher interest rates and higher average balances for the total of cash and cash equivalents and medium-term investments during the year. Interest income was $5.6 million in 2004 compared to $3.6 million in 2003 due to higher average balances for the total of cash and cash equivalents and medium-term investments during the year.
Interest Expense

Interest expense was $37.1 million in 2005 compared with the 2004 amount of $40.3 million. The decrease was due primarily to the retirement of $243.0 million of debt in April 2004. Excluding capitalized interest credits, gross interest expense was $39.1 million compared to $42.3 million in the prior year. In 2004, interest expense decreased $12.9 million from the $53.2 million reported in 2003. Excluding capitalized interest credits, gross interest expense was $42.3 million compared to $55.3 million in 2003.
Income Taxes

Our 2005 effective tax rate for continuing operations was 28.4%, down from 30.4% in 2004. This decrease principally reflects a reduction in estimated income tax liabilities for prior years, a favorable settlement of federal refund claims and the benefit from the newly enacted U.S. Production Activities Deduction that went into effect in 2005. The 2003 rate for continuing operations was 29.1%.
Discontinued Operations

Discontinued operations includes the results of operations from our former Chloralkali and Performance Chemicals business units. In 2005, we sold substantially all the assets of our Chemicals business (Chloralkali business unit) to Basic Chemicals, LLC (Basic Chemicals), a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas, Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The transaction, which was structured as a sale of assets, involved initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. In 2003, we completed the sale of the Performance Chemicals business unit. Accordingly, financial results referable to these businesses are reported in discontinued operations for all periods presented. Both the 2005 and 2004 earnings on discontinued operations related primarily to the Chloralkali business unit, as the Performance Chemicals business unit divestiture was completed in 2003. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including the two contingent earn-outs, to exceed the carrying amount of the net assets sold, 2005 earnings on discontinued operations, net of taxes, of $44.9 million included no gain or loss from the disposal transaction as accounting requirements preclude the recognition of contingent gains. Ultimately, gain or loss on disposal will be recognized to the extent that total future receipts under the 5CP earn-out exceed or fall short of the amount recognized at closing. Pretax operating earnings from discontinued operations were $83.7 million in 2005 compared with $48.8 million in 2004. The 2005 operating results included approximately $18.1 million of pretax exit and disposal costs. The sale of the Performance Chemicals assets in 2003 resulted in a gain on disposal of $6.3 million, offset by a pretax operating loss of $46.7 million (Chloralkali $24.3 million pretax loss and Performance Chemicals $22.4 million pretax loss). Net of income taxes, the loss on discontinued operations totaled $23.8 million in 2003. For additional information regarding discontinued operations, see Note 2 to the consolidated financial statements.
Accounting Change

On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets. With the adoption of FAS 143, we recorded, at estimated fair value, all asset retirement obligations for which we have legal obligations for land reclamation. This accounting change resulted in a charge in 2003 to net earnings of $18.8 million or $0.18 per diluted share.
For additional information regarding the accounting change, see Note 17 to the consolidated financial statements.

2006 Outlook
Continuing Operations

Currently, we expect another year of increased demand for aggregates and, as a result, continued growth in earnings. Construction spending should continue to benefit from economic growth and improving state fiscal conditions. Highway construction should benefit from improving state and local tax receipts, and the passage of the new multiyear federal highway bill in 2005 can add stability to construction activity. In California, our largest state in terms of revenue, the economic outlook has improved; state revenues are up almost $4 billion from personal, corporate, and sales and use tax collections since the 2005–2006 Budget Act was passed. The governor has put forward a comprehensive proposal to implement significant infrastructure improvements in the state over the next 10 years with close to half designated for transportation. If the total plan comes to fruition, it could result in a more than twofold increase in the average capital outlay annually, according to the governor’s Strategic Growth Plan, as outlined in his State of the State address on January 5, 2006. The success of the plan will be influenced by the continuing economic rebound in California, fiscal policies adopted there and the political environment in the state.
Across all our key markets, the recovery in private nonresidential construction should continue and residential construction activity should remain at high levels. As a result, we expect our aggregates shipments to increase 2% to 4% above the record 260 million tons shipped in 2005.
Aggregates are broadly used and demand in our markets is strong. In some markets, securing new reserves is very difficult. In 2005, the higher prices realized in most of our markets offset sharply higher input costs. We expect the average cost for diesel fuel to increase above 2005 levels. Additionally, higher costs are expected for certain parts and supplies as well as for other inputs such as explosives. As a result, we believe the momentum underlying the 8% price improvement achieved in 2005 is sustainable into 2006.
Discontinued Operations

On June 7, 2005, we sold our former Chemicals business. Remaining costs related to the sale are expected to result in a small loss for 2006. Twelve months after the close, ECU earn-out payments will begin based on ECU values and an index for natural gas prices. This earn-out is capped at $150 million. The second contingent earn-out is paid on a calendar-year basis. It is based on the market performance of our 5CP product through 2012 and is not capped.
Overall

Our business continues to generate strong cash flows. This allows us to invest in projects that enhance future earnings growth and return cash to shareholders in the form of dividends and share repurchases. Future earnings growth should be enhanced by the capital projects completed or under way in 2005. In 2005, these projects included plant productivity enhancements, the acquisition of 11 aggregates operations and 5 asphalt plants in four states and the start of aggregates production at 4 new greenfield sites we have been developing over the past several years. In January 2006, we acquired an additional quarry in North Carolina. In 2006, we expect these acquisitions to generate sales of 7 million tons of aggregates, up from the 4 million tons sold in 2005.
The continued economic growth we expect in 2006 and the resulting strong demand in our markets present us with good opportunities to reinvest in existing operations as well as new greenfields. These capital investment opportunities provide attractive returns and will help us serve our customers and markets more effectively going forward. They will also help us reduce plant costs and add plant capacity and reserves. Improving the efficiency and capacity of our transportation assets serving the coastal markets is another opportunity. As a result of these attractive projects, we expect to increase capital spending in 2006.
For the full year 2005, we repurchased over 3.5 million shares of our Company’s stock, representing approximately 3.5% of the outstanding shares at the beginning of 2005. As of December 31, 2005, the number of shares authorized for repurchase was approximately 4.9 million. Additionally, in 2005 we increased our dividend per share 11.5%, marking the 13th consecutive year of increases.
Liquidity and Capital Resources
We believe we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future including debt service obligations, cash contractual obligations, capital expenditures, dividend payments, stock repurchases and potential future acquisitions.
Proceeds from the sale of our Chemicals business will be used for general corporate purposes. We believe the sale will not have a significant effect on our ability to fund future business requirements.
Cash Flows

Net cash provided by operating activities (including discontinued operations) totaled $473.2 million in 2005, compared to $580.6 million generated in 2004. The $107.4 million decrease resulted primarily from a net increase in our assets and liabilities, described hereafter, combined with a $21.8 million increase in pension contributions and a $24.1 million decrease in depreciation, depletion, accretion and amortization expense, primarily referable to the sale of our Chemicals business. Increases in customer accounts and notes receivable contributed $49.9 million to the overall decrease in cash provided by operating activities and resulted primarily from higher sales near year-end 2005 compared to 2004. Increases in other assets contributed $48.6 million and resulted primarily from an increase in the carrying value of the ECU earn-out and an increase in capitalized quarrying costs. A decrease in net deferred income tax liabilities contributed $73.6 million to the decrease in cash provided by operating activities and resulted principally from the sale of our Chemicals business. These uses of cash were partially offset by a $101.4 million increase in net earnings and a $21.0 million increase in expense for share-based incentive compensation.
Net cash used for investing activities totaled $149.2 million in 2005 compared to $94.5 million in 2004. The increase in cash used was due to cash spent for acquisitions, including amounts referable to working capital and other items, of $94.0 million in 2005 compared to $34.6 million in 2004. In addition, proceeds from sales and maturities of medium-term investments decreased $155.6 million and proceeds from sales of property, plant and equipment decreased $37.7 million. These uses of cash were partially offset by net proceeds received in connection with the sale of our Chemicals business of $144.1 million and a decrease in purchases of medium-term investments of $65.0 million.
We used $320.3 million of cash for financing activities in 2005 compared to $362.4 million in 2004. Cash used in 2005 was comprised principally of purchases of our Company’s stock for $228.5 million and dividend payments of $118.2 million. During 2004, we retired debt obligations totaling $279.0 million and paid $106.3 million in dividends.
Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, while maintaining debt ratios within what we believe to be prudent and generally acceptable limits.
Working Capital
Working capital, the excess of current assets over current liabilities, totaled $585.7 million at December 31, 2005, a decrease of $405.6 million from the December 31, 2004 level of $991.3 million. The decrease in working capital resulted from a $268.8 million increase in current maturities of long-term debt primarily attributable to debt maturing February 2006, a net decrease in assets and liabilities of assets held for sale of $269.8 million referable to the sale of our Chemicals business, and an increase in all other current liabilities of $71.9 million. These contributors to the decrease in working capital year over year were partially offset by an increase of $194.8 million in accounts and notes receivable, including $105.7 million referable to contingent earn-outs, and an increase in inventories of $20.6 million. As of December 31, 2005, we have $350.0 million in unused bank lines of credit, which serve as liquidity support when we issue commercial paper. Working capital totaled $991.3 million at December 31, 2004, up $484.0 million from the 2003 level. The 2004 increase resulted primarily from two items, as follows: (1) the classification of the noncurrent assets and noncurrent liabilities of our discontinued operations (see Note 2 to the consolidated financial statements) as current (assets held for sale and liabilities of assets held for sale), resulting in an increase in net current assets of $204.4 million; and (2) a $34.0 million increase in cash and cash equivalents and medium-term investments after the $243.0 million April 2004 debt payment.
Capital Expenditures
Capital expenditures, which exclude business acquisitions, totaled $234.3 million in 2005, up $21.2 million from the 2004 level of $213.1 million. As explained on page 59, we classify our capital expenditures into three categories based on the predominant purpose of the project. In 2005, replacement projects accounted for $120.5 million of the $229.4 million spending for continuing operations. Capital expenditures for discontinued operations totaled $4.9 million.
Commitments for capital expenditures were $31.0 million at December 31, 2005. We expect to fund these commitments using available cash or internally generated cash flow.
Acquisitions
In 2005, the combined purchase price of acquisitions amounted to $94.0 million, up $59.4 million from the prior year. Acquisitions completed during 2005 included five aggregates production facilities and five asphalt plants in Arizona, one aggregates production facility in Georgia, four aggregates production facilities in Indiana and one aggregates production facility in Tennessee. The 2004 acquisitions included five aggregates production facilities: three in Tennessee, one in Virginia and one in South Carolina.
Short-term Borrowings and Investments
Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2005	2004	2003

Short-term investments:
Cash equivalents	$273,315	$259,522	$139,218
Medium-term investments	175,140	179,210	273,894

Total short-term investments	$448,455	$438,732	$413,112

Short-term borrowings:
Bank borrowings	$—	$—	$29,000
Commercial paper	—	—	—
Other notes payable	—	—	—

Total short-term borrowings	$—	$—	$29,000

Net short-term investments	$448,455	$438,732	$384,112

We were a net short-term investor throughout 2005 and ended the year in a short-term invested position of $448.5 million. After reaching a high of $65.0 million, there were no short-term borrowings at year-end 2005. Throughout 2004 we were a net short-term investor and ended the year in a short-term invested position of $438.7 million. After reaching a high of $48.0 million, there were no short-term borrowings at year-end 2004. In 2003, total short-term borrowings reached a peak of $37.3 million and amounted to $29.0 million at year end.

As noted above, there was no commercial paper outstanding as of December 31, 2005, 2004 or 2003. During 2005, we issued commercial paper to fund current working capital needs in lieu of liquidating short-term investments. We plan to continue this practice from time to time as circumstances warrant.
Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $350.0 million were available at the end of 2005, none of which were in use.
Our commercial paper is rated A-1 and P-1 by Standard & Poor’s and Moody’s Investors Service, Inc. (Moody’s), respectively.
Current Maturities
Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2005	2004	2003

5.75% 5-year notes issued 1999	$—	$—	$243,000
6.40% 5-year notes issued 2001*	239,535	(80)	—
Private placement notes	32,000	—	—
Medium-term notes	—	2,000	5,000
Other notes	532	1,306	1,721

Total	$272,067	$3,226	$249,721

*	Includes a decrease in valuation for the fair value of short-term interest rate swaps, as follows: December 31, 2005 — $465,000 and December 31, 2004 — $80,000.
Scheduled debt payments during 2005 included $2.0 million in November to retire an 8.07% medium-term note issued in 1991. Scheduled debt payments during 2004 included $243.0 million in April to retire the 5.75% five-year notes issued in 1999 and $5.0 million in September to retire an 8.55% medium-term note issued in 1991.
Maturity dates for our current maturities as of December 31, 2005 are as follows: February 1, 2006 — $240.0 million (listed in the table above net of the $0.5 million decrease for the interest rate swap); December 15, 2006 — $32.0 million; and various dates for the remaining $0.5 million. We expect to retire this debt using available cash and medium-term investments.
Long-term Obligations
Long-term obligations and measures as of December 31 are summarized below (amounts in thousands, except percentages):

	2005	2004	2003

Long-term obligations:
Long-term debt	$323,392	$604,522	$607,654

Total long-term obligations	$323,392	$604,522	$607,654

Long-term capital:
Long-term debt	$323,392	$604,522	$607,654
Deferred income taxes	275,065	348,613	338,913
All other noncurrent liabilities	284,872	271,334	252,518
Shareholders’ equity	2,126,541	2,013,975	1,802,836

Total long-term capital	$3,009,870	$3,238,444	$3,001,921

Long-term obligations as a percent of:
Long-term capital	10.7%	18.7%	20.2%
Shareholders’ equity	15.2%	30.0%	33.7%

During 2005, total long-term obligations were reduced by $281.1 million to $323.4 million, compared with a net reduction of $3.1 million in 2004. The 2005 reduction reflected the reclassification of $272.1 million from long-term debt to current maturities. The 2004 reduction of $3.1 million reflected the reclassification of $3.2 million from long-term debt to current maturities. During the three-year period ended December 31, 2005, long-term obligations decreased cumulatively by $534.4 million from the $857.8 million outstanding at December 31, 2002. At year end, the weighted-average interest rates on our long-term borrowings were 6.43% in 2005, 6.41% in 2004 and 6.41% in 2003.
During the same three-year period, shareholders’ equity, net of dividends of $324.1 million, increased by $429.6 million to $2.127 billion.
The calculations of our ratio of total debt to total capital are summarized below (amounts in thousands, except percentages):

	2005	2004	2003

Debt:
Current maturities of long-term debt	$272,067	$3,226	$249,721
Notes payable	—	—	29,000
Long-term debt	323,392	604,522	607,654

Total debt	$595,459	$607,748	$886,375

Capital:
Total debt	$595,459	$607,748	$886,375
Shareholders’ equity	2,126,541	2,013,975	1,802,836

Total capital	$2,722,000	$2,621,723	$2,689,211

Ratio of total debt to total capital	21.9%	23.2%	33.0%

In the future, our ratio of total debt to total capital will depend on specific investment and financing decisions. Nonetheless, we believe our cash-generating capability, combined with our financial strength and geographic diversification, can comfortably support a ratio of 30% to 35%. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash flow or issuing debt or equity securities.
Standard & Poor’s and Moody’s rate our public long-term debt at the A+ and A1 level, respectively. Both Standard & Poor’s and Moody’s have assigned a stable outlook to our long-term debt ratings.

Contractual Obligations and Contingent Credit Facilities
Our obligations to make future payments under contracts as of December 31, 2005 are summarized in the table below (in millions of dollars):

				Payments Due by Year
	Note Reference	Total	2006	2007-2008	2009-2010	Thereafter

Cash Contractual Obligations
Short-term debt:
Principal payments		$—	$—	$—	$—	$—
Interest payments		—	—	—	—	—
Long-term debt:
Principal payments	Note 6	593.7	272.5	34.1	250.3	36.8
Interest payments		94.9	30.7	41.2	13.6	9.4
Operating leases	Note 7	84.0	16.8	27.9	15.0	24.3
Mineral royalties	Note 12	95.7	10.3	18.3	12.4	54.7
Unconditional purchase obligations:
Capital	Note 12	31.0	31.0	—	—	—
Noncapital[1]	Note 12	89.7	17.2	23.4	16.1	33.0
Benefit plans[2]	Note 10	379.6	29.7	63.9	71.8	214.2

Total cash contractual obligations[3]		$1,368.6	$408.2	$208.8	$379.2	$372.4

[1]	Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

[2]	Payments in “Thereafter” column for benefit plans are for the years 2011—2015. As our postretirement medical plan essentially covers only pre-65 benefits, the Medicare Prescription Drug Improvement and Modernization Act of 2003 does not materially impact our future plan costs.

[3]	The above table excludes discounted asset retirement obligations in the amount of $105.8 million at December 31, 2005, the majority of which have an estimated settlement date beyond 2010.
In 2006, we estimate cash requirements for income taxes at $190.0 million.
We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.
Our contingent credit facilities as of December 31, 2005 are summarized in the table below (in millions of dollars):

			Amount and Year of Expiration
	Total Facilities	2006	2007-2008	2009-2010	Thereafter

Contingent Credit Facilities
Lines of credit	$350.0	$200.0	$150.0	$—	$—
Standby letters of credit	49.8	49.8	—	—	—

Total contingent credit facilities	$399.8	$249.8	$150.0	$—	$—

Bank lines of credit amounted to $350.0 million, of which $200.0 million expires in 2006 and $150.0 million expires in 2007. None of the lines of credit were in use at the end of 2005. We expect to replace both of the aforementioned credit facilities with a new five-year facility of $500.0 million.
We provide certain third parties with irrevocable standby letters of credit in the normal course of business operations. Our commercial banks issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiaries who are authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.
Our standby letters of credit as of December 31, 2005 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$15.7	One year	Renewable annually
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/restoration requirements	34.0	One year	Renewable annually

Total standby letters of credit	$49.8

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have or are reasonably likely to have a current or future material effect on our financial position, results of operations, liquidity, capital expenditures or capital resources.
Common Stock
Our decisions to purchase shares of our common stock are based on valuation and price, our liquidity and debt level, and our actual and projected cash requirements for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based on various factors, including those listed above. Shares purchased are being held for general corporate purposes, including distributions under long-term incentive plans. During 2004 and 2003, we did not purchase any shares of our common stock.
The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2005	2004	2003

Shares purchased:
Number	3,588,738	—	—
Total cost (millions)	$228.5	$—	$—
Average cost	$63.67	$—	$—

Shares in treasury at year end:
Number	39,378,985	37,045,535	37,894,479
Average cost	$19.94	$15.32	$15.17

The number of shares remaining under the current purchase authorization of the Board of Directors was 4,885,250 as of December 31, 2005.
Market Risk
We are exposed to risk related to the ultimate proceeds to be received from the sale of the Chemicals business. As described in Note 2 to the consolidated financial statements, in addition to the initial proceeds, we are entitled to receive annual cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU and natural gas prices during the five-year period beginning July 1, 2005. This ECU earn-out is capped at $150 million and is accounted for as a derivative instrument. Accordingly, it is reported at fair value and changes, if any, to the fair value of the ECU derivative are recorded in current earnings from continuing operations. Future estimates of this derivative’s fair value could vary materially from period to period. The determination of the fair value of the ECU derivative is discussed in greater detail within the Critical Accounting Policies section of this annual report on pages 28—29. Proceeds under the second earn-out will be determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the June 7, 2005 sale through 2012. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including contingent proceeds under the two earn-outs, to exceed the carrying amount of the net assets sold, no gain on the sale was recognized since SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. The combined carrying amount of these earn-outs (reflected in accounts and notes receivable — other and noncurrent other assets in the accompanying Consolidated Balance Sheets) as of December 31, 2005 was $148.4 million. The increase from the June 7, 2005 closing is due primarily to a $20.4 million gain on the ECU earn-out, which is included as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2005.
We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce these market risks, we may utilize derivative financial instruments. We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50.0 million. Under this agreement, we pay a variable London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty. The six-month LIBOR approximated 4.70% at December 31, 2005; 2.78% at December 31, 2004; and 1.22% at December 31, 2003. The interest rate swap agreement is scheduled to terminate February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240.0 million. The realized gains and losses upon settlement related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. The estimated fair values of this agreement were as follows: December 31, 2005 — $0.5 million unfavorable; December 31, 2004 — $0.2 million unfavorable; and December 31, 2003 — $0.3 million favorable.
We have used commodity swap and option contracts to reduce our exposure to fluctuations in prices for natural gas in our discontinued operations — Chemicals business. We had no such contracts outstanding as of December 31, 2005. For the prior periods presented, the fair values of these contracts were as follows: December 31, 2004 — $0.1 million unfavorable and December 31, 2003 — $4.2 million favorable.
We do not enter into derivative financial instruments for speculative or trading purposes.
At December 31, 2005, the estimated fair market value of our debt instruments was $611.4 million as compared to a book value of $595.5 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of our liability by approximately $11.3 million.
We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this annual report on page 30.

New Accounting Standards
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. FAS 151 is required to be adopted for fiscal years beginning after June 15, 2005. We adopted the new rules as of January 1, 2006 with no expected material impact on our results of operations, financial position or liquidity.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” [FAS 123(R)], which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123). FAS 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and amends SFAS No. 95, “Statement of Cash Flows.” The approach in FAS 123(R) generally is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the earnings statements based on their fair values. Pro forma disclosure will no longer be an alternative.
We adopted FAS 123(R) as of January 1, 2006 using the modified-prospective method. Under this transition method, compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. As permitted by FAS 123, through December 31, 2005 we accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally have not recognized compensation cost for employee stock options. We estimate that 2006 pretax compensation expense for stock options will be approximately $8.4 million.
In anticipation of our adoption of FAS 123(R), we granted stock option awards in December 2005 that were in lieu of long-term share-based incentive awards that would customarily have been made in February 2006. By granting fully vested stock option awards during December 2005, we reduced future compensation expense that we would otherwise recognize in our Consolidated Statements of Earnings if these awards were granted during February 2006 after the effective date of FAS 123(R). We believe this is in the best interest of our shareholders. Since the stock options awarded in December 2005 were fully vested on the grant date, the pro forma expense referable to these options, which amounted to $9.1 million, net of tax, or $0.09 per diluted share, was included entirely in 2005 pro forma expense.
For pro forma and actual reporting, we recognize compensation cost over the nominal (stated) vesting period. We will continue to follow this nominal vesting period approach for awards granted prior to our January 1, 2006 adoption of FAS 123(R). For awards granted subsequent to our adoption of FAS 123(R), compensation cost will be recognized over the shorter of:

• the nominal vesting period or

• the period until the retirement-eligible employee’s award vests under the terms of the award.
Had we recognized compensation cost under the method prescribed by FAS 123(R) rather than over the nominal vesting period, we would have recognized additional pretax compensation expense of approximately $4.1 million, $1.7 million and $2.7 million during 2005, 2004 and 2003, respectively.
FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $15.3 million, $7.3 million and $1.7 million in 2005, 2004 and 2003, respectively.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (FAS 153). APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB 29), applies the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets, and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring after December 31, 2005. We do not expect the adoption of FAS 153 to have a material effect on our results of operations, financial position or liquidity.
In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase should be considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. Prior to our January 1, 2006 adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met, as described in Note 1 to the consolidated financial statements under the heading Capitalization of Quarrying Costs. The impact of the January 1, 2006 implementation is expected to result in an increase in current assets (finished product inventory) of $16.9 million; a decrease in other assets (capitalized quarrying costs) of $0.7 million; an increase in deferred taxes of $3.9 million; and a cumulative effect of adoption that will increase shareholders’ equity by $12.3 million.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligations” as used in FAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if there is uncertainty with regards to the timing and/or method of settlement. Uncertainty about the conditional outcome of the obligation is incorporated into the measurement of the fair value of the liability, not the recognition decision. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on our results of operations, financial position or liquidity.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable. Under the retrospective method, we will no longer present the cumulative effect of a change in accounting principle in our earnings statements. FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors occurring after December 31, 2005.
Critical Accounting Policies
We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 39 through 45. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.
We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements.
ECU Earn-out
In connection with the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, we entered into two separate earn-out agreements that require the purchaser (Basic Chemicals) to make future payments subject to certain conditions. One of these earn-out agreements (the ECU earn-out) is based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and qualifies as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out is payable annually and is capped at $150 million.
FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations,” changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of the future cash flows. The current and long-term portions are reflected in accounts and notes receivable — other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets.
The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments as described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for ECU and natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between our expected future prices and actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary materially from period to period and have a material effect on our financial position and results of operations. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5 to the consolidated financial statements.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
Reclamation Costs
As a result of our January 1, 2003 adoption of FAS 143, we changed our accounting policy for reclamation costs.
Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.
In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.
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
Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

• Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

• Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

• Rate of Compensation Increase — For salary-related plans only we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

• Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.
In 2005, we accelerated the date for actuarial measurement of our pension and other postretirement benefit obligations from December 31 to November 30.
During 2005, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.
In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2005, the discount rate for our plans remained 5.75% for purposes of determining our liability under FAS 87 (pensions) and 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2005, the expected return on plan assets remained 8.25%.
In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2005, the inflation component of the assumed rate of compensation remained 2.25% for our pension plans. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2005, our assumed rate of increase in the per capita cost of covered healthcare benefits remains 9.0% for 2006, decreasing 1.0% per year until reaching 5.0% in 2010 and remaining level thereafter.
Changes to the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a hypothetical change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease)in	Increase (Decrease) in	Increase (Decrease) in	Increase (Decrease) in
	Benefit Obligation	Benefit Cost	Benefit Obligation	Benefit Cost

Actuarial Assumptions
Discount rate:
Pension	$(37.1)	$(2.2)	$41.4	$3.2
Other postretirement benefits	(3.7)	(0.3)	4.0	0.3
Expected return on plan assets	not applicable	(2.5)	not applicable	2.5
Rate of compensation increase (for salary-related plans)	8.1	1.4	(7.6)	(1.4)
Rate of increase in the per capita cost of covered healthcare benefits	4.3	0.8	(3.8)	(0.7)

As of the November 30, 2005 measurement date, the pension plans’ fair value of assets increased from $519.6 million to $557.0 million due primarily to employer contributions of $29.0 million and favorable investment returns. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the “market-related value,” which recognizes changes in fair value averaged on a systematic basis over five years.
As a result of the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, we recognized an acceleration of a portion of the current unrecognized prior service cost of $1.5 million (curtailment loss) for the pension plans and a benefit of $0.2 million (curtailment gain) for the postretirement medical and life insurance plans in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88). In addition, we granted special termination benefits in relation to the divestiture, including immediate vesting of pension benefits and an extension of eligibility for enhanced early retirement pension benefits and postretirement medical benefits. These benefits have been treated as special termination benefits under FAS 88 and resulted in one-time, noncash charges of $5.6 million for the pension plans and $0.8 million for the postretirement medical plans. For 2005, the divestiture reduced our pension and other postretirement benefits expense by approximately $2.1 million and $1.6 million, respectively. As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations have been reduced by approximately $18.2 million and $19.6 million, respectively.
Effective January 1, 2006, retirees from the salaried pension plan who retired on or before January 1, 2004 were granted a cost-of-living increase, with a maximum increase of 15%. As it is no longer our intention to grant cost-of-living increases, no further increases are assumed for determining future pension expense. This change combined with the other actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses, leads us to expect that net periodic pension expense of $12.2 million and net periodic postretirement costs of $10.4 million recognized in 2005 will be an expense of approximately $6.7 million and $9.1 million, respectively, in 2006. Normal cash payments made for pension benefits in 2006 under the unfunded plans are estimated at $1.2 million. No contributions are expected to be made to the funded pension plans for 2006.
For additional information regarding pension and other postretirement benefits, see Note 10 to the consolidated financial statements.
Environmental Compliance
We incur environmental compliance costs, particularly in our discontinued operations — Chemicals business. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2005, the spread between the minimum and maximum loss in the range was $2.6 million. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2.0 million per occurrence, and automotive and general/product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.
We aggregate claims and litigation that are reasonably and actuarially predictable based on our historical loss experience and accrue losses accordingly. Accrued liabilities for these self-insurance reserves including future legal defense costs were $42.5 million, $45.6 million and $38.8 million as of December 31, 2005, 2004 and 2003, respectively. Accrued liabilities for these self-insurance reserves as of December 31, 2005 were discounted at 3.26%. As of December 31, 2005, the undiscounted amount was $46.8 million as compared to the discounted liability of $42.5 million. Expected payments (undiscounted) for the next five years are projected as follows: 2006, $12.3 million; 2007, $9.5 million; 2008, $7.4 million; 2009, $5.5 million; and 2010, $3.6 million.
Certain claims and litigation included in our self-insurance program are not included in the self-insurance reserves described above because they are not reasonably and actuarially predictable. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated.
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
Income Taxes
Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.
In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.
APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We have determined that foreign earnings will ultimately be repatriated, therefore U.S. income taxes are provided when foreign earnings are recorded.
We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and it is probable that our positions will not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves estimating the risk to each exposure item and accruing at the appropriate amount. The tax contingency accruals are adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of tax contingency accruals and subsequent adjustments as considered appropriate by management.
A number of years may elapse before a particular matter, for which we have recorded a contingent liability, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service is in the process of auditing our tax years 2002 through 2003. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2005, the accrual for tax contingencies was $19.1 million. Our tax contingency accruals are presented in the balance sheet within current liabilities.
Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9 to the consolidated financial statements. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.
The American Jobs Creation Act of 2004 enacted Internal Revenue Code Section 965, which generally allows a deduction of 85% of eligible dividends repatriated from foreign companies during either 2004 or 2005. Due principally to expansion plans projected for our foreign operations, we elected not to repatriate any foreign company earnings under Section 965 of the Act.
The American Jobs Creation Act of 2004 also created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction for 2005 equals 3% of income from qualifying domestic production activities. The deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of the new deduction on the 2005 effective tax rate is reflected in Note 9 of the consolidated financial statements.

Special Note Regarding Forward-looking Information
Our disclosures and analyses in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the “Looking Forward” section of the Letter to Shareholders and the section of Management’s Discussion and Analysis entitled “2006 Outlook.” Whenever possible, we have identified these forward-looking statements by words such as “anticipate,” “may,” “believe,” “estimate,” “project,” “expect,” “intend” and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general business conditions; the timing and amount of federal, state and local funding for infrastructure; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount, if any, of the payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business; and other assumptions, risks and uncertainties set forth in our Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

Management’s Report on Internal Control over Financial Reporting
The Shareholders of Vulcan Materials Company:
Vulcan Materials Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Under management’s supervision, an evaluation of the design and effectiveness of Vulcan Materials Company’s internal control over financial reporting was conducted based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Vulcan Materials Company’s internal control over financial reporting was effective as of December 31, 2005.
Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Vulcan Materials Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of Vulcan Materials Company’s internal control over financial reporting as of December 31, 2005. Deloitte & Touche LLP’s report, which expresses unqualified opinions on management’s assessment and on the effectiveness of Vulcan Materials Company’s internal control over financial reporting, is included herein.

/s/ Donald M. James	/s/ Daniel F. Sansone

Donald M. James	Daniel F. Sansone
Chairman and	Senior Vice President,
Chief Executive Officer	Chief Financial Officer and Treasurer
February 28, 2006

Reports of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Vulcan Materials Company and its subsidiary companies (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated February 28, 2006 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the adoption of Statement of Financial Accounting Standards No. 143.

/s/ DELOITTE & TOUCHE LLP
Birmingham, Alabama
February 28, 2006
The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2005, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 17 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for reclamation costs to conform to Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP Birmingham, Alabama
February 28, 2006

Consolidated Statements of Earnings

For the years ended December 31	2005	2004	2003
Amounts and shares in thousands, except per share data
Net sales	$2,614,965	$2,213,160	$2,086,944
Delivery revenues	280,362	241,175	222,698

Total revenues	2,895,327	2,454,335	2,309,642

Cost of goods sold	1,906,489	1,630,487	1,531,197
Delivery costs	280,362	241,175	222,698

Cost of revenues	2,186,851	1,871,662	1,753,895

Gross profit	708,476	582,673	555,747
Selling, administrative and general expenses	232,531	196,352	178,784
Impairment of long-lived assets	697	—	14,500
Gain on sale of property, plant and equipment, net	8,295	23,801	27,768
Other operating expense, net	7,165	8,189	11,913
Other income, net	24,378	8,314	6,397

Earnings from continuing operations before interest and income taxes	500,756	410,247	384,715
Interest income	16,627	5,599	3,594
Interest expense	37,146	40,280	53,229

Earnings from continuing operations before income taxes	480,237	375,566	335,080
Provision for income taxes
Current	132,250	107,200	76,854
Deferred	4,152	7,153	20,713

Total provision for income taxes	136,402	114,353	97,567

Earnings from continuing operations before cumulative effect of accounting changes	343,835	261,213	237,513
Discontinued operations (Note 2)
Earnings (loss) from results of discontinued operations	83,683	48,839	(46,724)
Minority interest in (earnings) losses of a consolidated subsidiary	(11,232)	(9,037)	671
Gain on disposal of discontinued operations	—	—	6,257
Income tax (provision) benefit	(27,529)	(13,630)	16,046

Earnings (loss) on discontinued operations, net of tax	44,922	26,172	(23,750)

Cumulative effect of accounting changes, net of income taxes	—	—	(18,811)

Net earnings	$388,757	$287,385	$194,952

Basic earnings (loss) per share:
Earnings from continuing operations before cumulative effect of accounting changes	$3.37	$2.55	$2.33
Discontinued operations	$0.43	$0.26	$(0.23)
Cumulative effect of accounting changes	$—	$—	$(0.19)
Net earnings per share	$3.80	$2.81	$1.91
Diluted earnings (loss) per share:
Earnings from continuing operations before cumulative effect of accounting changes	$3.30	$2.52	$2.31
Discontinued operations	$0.43	$0.25	$(0.23)
Cumulative effect of accounting changes	$—	$—	$(0.18)
Net earnings per share	$3.73	$2.77	$1.90

Dividends declared per share	$1.16	$1.04	$0.98
Weighted-average common shares outstanding	102,179	102,447	101,849
Weighted-average common shares outstanding, assuming dilution	104,085	103,664	102,710

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

As of December 31	2005	2004	2003
Amounts and shares in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$275,138	$271,450	$147,769
Medium-term investments	175,140	179,210	273,894
Accounts and notes receivable:
Customers, less allowance for doubtful accounts:
2005—$4,277; 2004—$5,196; 2003 —$8,718	329,299	268,719	345,040
Other	147,071	12,894	14,913
Inventories	197,752	177,184	219,376
Deferred income taxes	23,184	34,433	34,358
Prepaid expenses	17,138	15,846	14,892
Assets held for sale	—	458,223	—

Total current assets	1,164,722	1,417,959	1,050,242
Investments and long-term receivables	6,942	7,226	21,111
Property, plant and equipment, net	1,603,967	1,536,493	1,892,648
Goodwill	617,083	600,181	579,817
Other assets	196,170	103,274	93,042

Total	$3,588,884	$3,665,133	$3,636,860

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities of long-term debt	$272,067	$3,226	$249,721
Notes payable	—	—	29,000
Trade payables and accruals	142,221	95,312	129,361
Accrued salaries, wages and management incentives	68,544	45,355	42,261
Accrued interest	10,691	10,740	14,314
Current portion of income taxes	37,870	40,830	20,490
Other accrued liabilities	47,621	42,791	57,805
Liabilities of assets held for sale	—	188,435	—

Total current liabilities	579,014	426,689	542,952
Long-term debt	323,392	604,522	607,654
Deferred income taxes	275,065	348,613	338,913
Deferred management incentive and other compensation	61,779	55,108	45,950
Other postretirement benefits	69,537	70,646	64,373
Asset retirement obligations	105,774	90,906	107,683
Noncurrent self-insurance reserve	31,616	33,291	10,370
Other noncurrent liabilities	16,166	21,383	24,142

Total liabilities	1,462,343	1,651,158	1,742,037

Minority interest in a consolidated subsidiary	—	—	91,987
Other commitments and contingencies (Note 12)

Shareholders’ equity
Common stock, $1 par value; 139,705 shares issued as of 2005, 2004 and 2003	139,705	139,705	139,705
Capital in excess of par value	136,675	76,222	49,664
Retained earnings	2,637,427	2,366,915	2,185,839
Accumulated other comprehensive (loss) income	(2,213)	(1,309)	2,649

Total	2,911,594	2,581,533	2,377,857
Less cost of stock in treasury	785,053	567,558	575,021

Total shareholders’ equity	2,126,541	2,013,975	1,802,836

Total	$3,588,884	$3,665,133	$3,636,860

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the years ended December 31	2005	2004	2003
Amounts in thousands

Operating Activities
Net earnings	$388,757	$287,385	$194,952
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	220,956	245,050	277,091
Net gain on sale of property, plant and equipment	(9,414)	(23,973)	(33,628)
Cumulative effect of accounting changes	—	—	18,811
Contributions to pension plans	(29,100)	(7,327)	(15,812)
(Increase) decrease in assets before initial effects of business acquisitions and dispositions:
Accounts and notes receivable	(64,782)	(14,876)	(28,891)
Inventories	(6,210)	5,815	20,609
Deferred income taxes	11,249	(75)	3,341
Prepaid expenses	(1,291)	(1,827)	(5,342)
Customer long-term receivables	—	108	100
Other assets	(53,971)	(5,384)	(16,420)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions:
Accrued interest and income taxes	(3,008)	16,766	22,343
Trade payables and other accruals	41,510	9,482	23,378
Deferred income taxes	(73,585)	11,334	5,516
Other noncurrent liabilities	41,066	49,351	38,143
Other, net	11,007	8,786	14,855

Net cash provided by operating activities	473,184	580,615	519,046

Investing Activities
Purchases of property, plant and equipment	(215,646)	(203,800)	(193,923)
Proceeds from sale of property, plant and equipment	10,629	48,377	38,012
Proceeds from sale of Chemicals business, net of cash transaction fees	209,254	—	43,688
Payment for partner’s interest in consolidated joint venture	(65,172)	—	—
Payment for businesses acquired, net of acquired cash	(93,965)	(34,555)	(3,543)
Purchases of medium-term investments	(313,490)	(378,463)	(370,924)
Proceeds from sales and maturities of medium-term investments	317,560	473,147	140,750
Change in investments and long-term receivables	596	789	(5,247)
Other, net	1,062	—	—

Net cash used for investing activities	(149,172)	(94,505)	(351,187)

Financing Activities
Net payments—commercial paper and bank lines of credit	—	(29,000)	(8,298)
Payment of short-term debt and current maturities	(3,350)	(249,794)	(41,593)
Payment of long-term debt	(8,253)	(195)	(245)
Purchases of common stock	(228,479)	—	—
Dividends paid	(118,229)	(106,331)	(99,580)
Proceeds from exercise of stock options	37,940	21,508	5,116
Other, net	47	1,383	(2,498)

Net cash used for financing activities	(320,324)	(362,429)	(147,098)

Net increase in cash and cash equivalents	3,688	123,681	20,761
Cash and cash equivalents at beginning of year	271,450	147,769	127,008

Cash and cash equivalents at end of year	$275,138	$271,450	$147,769

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholder’s Equity

For the years ended December 31	2005		2004		2003

Amounts and shares in thousands, except per share data	Shares	Amount	Shares	Amount	Shares	Amount

Common stock, $1 par value
Authorized: 480,000 shares in 2005, 2004 and 2003
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705

Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705

Capital in excess of par value
Balance at beginning of year		76,222		49,664		41,555
Issuances of stock under share-based incentive plans, net of tax benefit		60,453		26,558		8,109

Balance at end of year		136,675		76,222		49,664

Retained earnings
Balance at beginning of year		2,366,915		2,185,839		2,090,319
Net earnings		388,757		287,385		194,952
Cash dividends on common stock		(118,229)		(106,331)		(99,580)
Other		(16)		22		148

Balance at end of year		2,637,427		2,366,915		2,185,839

Accumulated other comprehensive (loss) income, net of taxes
Balance at beginning of year		(1,309)		2,649		2,438
Fair value adjustment to cash flow hedges, net of reclassification adjustment		62		(2,711)		211
Minimum pension liability adjustment		(966)		(1,247)		—

Balance at end of year		(2,213)		(1,309)		2,649

Common stock held in treasury
Balance at beginning of year	(37,046)	(567,558)	(37,894)	(575,021)	(38,148)	(577,031)
Purchase of common shares	(3,589)	(228,479)	—	—	—	—
Issuances of stock under share-based incentive plans	1,256	10,984	848	7,463	254	2,010

Balance at end of year	(39,379)	(785,053)	(37,046)	(567,558)	(37,894)	(575,021)

Total		$2,126,541		$2,013,975		$1,802,836

Comprehensive income:
Net earnings		$388,757		$287,385		$194,952
Other comprehensive (loss) income		(904)		(3,958)		211

Total comprehensive income		$387,853		$283,427		$195,163

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Nature of Operations
Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”), a New Jersey corporation, is the nation’s largest producer of construction aggregates, primarily crushed stone, sand and gravel; and a major producer of asphalt and concrete. See Note 15 for additional disclosure regarding nature of operations.
Due to the 2005 sale of our Chemicals business as presented in Note 2, the operating results of the Chemicals business have been presented as discontinued operations in the accompanying Consolidated Statements of Earnings. Additionally, as of December 31, 2004, the assets and liabilities of the Chemicals business are reported in the Consolidated Balance Sheets as assets held for sale and liabilities of assets held for sale, respectively.
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
Medium-term Investments
Our medium-term investments consist of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. The fair values of these available-for-sale investments by major security type as of December 31 are summarized below (in thousands of dollars):

	2005	2004	2003

Bonds, notes and other securities:
Variable rate demand obligations	$165,140	$179,210	$218,720
Auction rate securities	—	—	50,200
Other debt securities	10,000	—	4,974

Total	$175,140	$179,210	$273,894

While the contractual maturities for the variable rate demand obligations and the auction rate securities noted above generally are long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments are classified as current assets based on our investing practices and intent. The contractual maturities of the available-for-sale securities as of December 31, 2005 are summarized below (in thousands of dollars):

2005

Less than one year	$10,000
Due in 1–2 years	—
Due in 2–5 years	—
Due after 5 years	165,140

Total	$175,140

Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments for the years ended December 31 are summarized below (in thousands of dollars):

	2005	2004	2003

Proceeds	$317,560	$473,147	$140,750
Gross realized gains	insignificant	insignificant	insignificant
Gross realized losses	insignificant	insignificant	insignificant

There were no transfers from the available-for-sale category to the trading category during the three years ended December 31, 2005. There were no gross unrealized holding gains or losses related to medium-term investments for the years ended December 31, 2005, 2004 and 2003.
Accounts and Notes Receivable
Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits; rents receivable; etc. Additionally, as of December 31, 2005, other accounts and notes receivable include the current portion of the contingent earn-out agreements referable to the Chemicals business sale as described in Note 2. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded.
Inventories
Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include fuel, parts and supplies, raw materials, direct labor and production overhead. Substantially all operating supplies inventory is carried at average cost.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.
Repair and Maintenance
Repair and maintenance costs generally are charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized and subsequently depreciated. Costs for planned major maintenance activities, such as the overhaul of a ship, are accrued over the interim period between scheduled overhauls, generally no more than five years.
Depreciation, Depletion, Accretion and Amortization
Depreciation is computed by the straight-line method at rates based on the estimated service lives of the various classes of assets, which include machinery and equipment (3 to 30 years), buildings (7 to 20 years) and land improvements (7 to 20 years).

Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.
Accretion reflects the period-to-period increase in the carrying amount of the liability for asset retirement obligations. It is computed using the same credit-adjusted, risk-free rate used to initially measure the liability at fair value.
Leaseholds are amortized over varying periods not in excess of applicable lease terms or estimated useful life.
Amortization of intangible assets subject to amortization is computed based on the estimated life of the intangible assets.
Depreciation, depletion and amortization expense for assets held for sale ceased October 2004 upon our classification of the Chemicals business as discontinued operations. Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below (in thousands of dollars):

	2005	2004	2003

Depreciation
Continuing operations	$205,195	$196,760	$203,041
Discontinued operations	21	34,031	59,945

Total	$205,216	$230,791	$262,986

Depletion
Continuing operations	$6,823	$5,727	$5,729
Discontinued operations	—	—	—

Total	$6,823	$5,727	$5,729

Accretion
Continuing operations	$4,826	$4,345	$4,106
Discontinued operations	447	1,030	1,024

Total	$5,273	$5,375	$5,130

Amortization of Leaseholds and Capitalized Leases
Continuing operations	$297	$297	$168
Discontinued operations	—	—	—

Total	$297	$297	$168

Amortization of Intangibles
Continuing operations	$3,347	$2,860	$3,078
Discontinued operations	—	—	—

Total	$3,347	$2,860	$3,078

Total Depreciation, Depletion, Accretion and Amortization
Continuing operations	$220,488	$209,989	$216,122
Discontinued operations	468	35,061	60,969

Total	$220,956	$245,050	$277,091

Goodwill
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is reviewed for impairment annually, as of January 1, or more frequently if certain indicators arise in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Goodwill is tested for impairment on a reporting unit level, as defined by FAS 142. Currently we have seven reporting units, the regional divisions. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the January 1 measurement date. Further, we determine the fair values of the reporting units using present value techniques. If an impairment review indicates that goodwill is impaired, a charge is recorded. There were no charges for goodwill impairment in the years ended December 31, 2005, 2004 and 2003.
The changes in the carrying amount of goodwill for each reporting unit for the years ended December 31, 2005, 2004 and 2003 are summarized below (in thousands of dollars):

	Construction
	Materials	Chemicals*	Total

Goodwill as of December 31, 2002	$575,416	$375	$575,791

Goodwill of acquired businesses	1,650	—	1,650
Purchase price allocation adjustments	2,376	—	2,376

Goodwill as of December 31, 2003	$579,442	$375	$579,817

Goodwill of acquired businesses	20,739	—	20,739
Less goodwill as of December 31, 2004 classified as assets held for sale	—	375	375

Goodwill as of December 31, 2004	$600,181	$—	$600,181

Goodwill of acquired businesses	18,836	—	18,836
Purchase price allocation adjustments	(1,934)	—	(1,934)

Goodwill as of December 31, 2005	$617,083	$—	$617,083

*	Goodwill for the former Chemicals segment is classified as assets held for sale as of December 31, 2004.
Capitalization of Quarrying Costs
Certain large-scale projects, such as an opening to underground quarrying or a large overburden removal project that uncovers multiple years of reserves at normal production rates, may be subject to capitalization. If capitalized, these costs are amortized over the estimated life of the uncovered reserves based on a convention of 3, 8 or 10 years. Capitalized quarrying costs are reflected in the accompanying Consolidated Balance Sheets within the total for other assets. Capitalized quarrying costs at December 31 are as follows: 2005 — $7,232,000; 2004 — $2,113,000; and 2003 — $0. Quarrying costs are expensed as incurred in all other instances.
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
Derivative Instruments Excluding ECU Earn-out
We currently use derivative instruments (interest rate swap agreements) to manage interest rate risk, and we previously used derivative instruments (primarily commodity swap and option contracts) to manage volatility related to natural gas prices in our discontinued operations — Chemicals business. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative financial instruments are presented in Note 5.
ECU Earn-out
In connection with the June 2005 sale of our Chemicals business, as described in Note 2, we entered into two separate earn-out agreements that require the purchaser, Basic Chemicals Company, LLC (Basic Chemicals), to make future payments subject to certain conditions. One of these earn-out agreements (the ECU earn-out) is based on ECU (electrochemical unit)

and natural gas prices during the five-year period beginning July 1, 2005, and qualifies as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out is payable annually and is capped at $150 million.
FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of the future cash flows. The current and long-term portions are reflected in accounts and notes receivable — other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets.
The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for ECU and natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between our expected future prices and actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary materially from period to period and have a material effect on our financial position and results of operations. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
Revenue Recognition
Revenue is recognized at the time the sale price is fixed, the product’s title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts, and third-party delivery costs billed to customers.
Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration, removal of overburden from active mineral deposits, and research and development. Research and development costs for continuing operations totaled $1,554,000 in 2005, $1,341,000 in 2004 and $1,440,000 in 2003.
Share-based Compensation
For the years ended December 31, 2005, 2004 and 2003, we utilized three types of share-based employee compensation — deferred stock units, stock options and performance share awards — all of which are described more fully in Note 11. We have historically accounted for these plans under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations.
Compensation expense for the deferred stock unit awards is recognized in net earnings ratably over their 10-year maximum vesting life based on the market value of our underlying common stock on the date of grant. There generally is no compensation expense recognized in net earnings for the stock options, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. However, in 2005, 2004 and 2003, we modified the terms of select stock options for certain terminated employees, primarily former Chemicals employees, resulting in expense recognition of $5,554,000, $2,000 and $156,000, respectively. Performance share awards were granted in 2005, 2004 and 2003 and cliff vest in three years from date of grant. Compensation expense for these awards is recognized in net earnings over their three-year life based on internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group.
On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment” [FAS 123(R)], which establishes accounting guidance for share-based compensation that supersedes APB 25. The most notable change is that compensation expense associated with stock options will be recognized in our Consolidated Statements of Earnings, rather than being disclosed in a pro forma footnote to our consolidated financial statements. Additionally, for pro forma and actual reporting, we recognize compensation cost over the nominal (stated) vesting period. We will continue to follow this nominal vesting period approach for awards granted prior to our January 1, 2006 adoption of FAS 123(R). For awards granted subsequent to our adoption of FAS 123(R), compensation cost will be recognized over the shorter of:
•	the nominal vesting period or

•	the period until the retirement-eligible employee’s award vests under the terms of the award.
Had we recognized compensation cost under the method prescribed by FAS 123(R) rather than over the nominal vesting period, we would have recognized additional pretax compensation expense of approximately $4.1 million, $1.7 million and $2.7 million during 2005, 2004 and 2003, respectively.
Since 1996, we have customarily granted long-term share-based incentive compensation awards for each calendar year in February of that year. In anticipation of our adoption of FAS 123(R), we granted stock option awards in December 2005 in lieu of long-term share-based incentive awards that would customarily have been made in February 2006. The stock options awarded in December 2005 were fully vested on the date of grant; however, shares obtained upon exercise of the options are restricted from sale until January 1, 2009. By granting fully vested stock option awards during December 2005, we reduced future compensation expense that we would otherwise recognize in our Consolidated Statements of Earnings if these awards were granted during February 2006, after the effective date of FAS 123(R). We believe this is in the best interest of our shareholders.
The exercise price of all the stock options awarded in December 2005 was equal to the market price of our underlying common stock on the date of grant; therefore, no compensation expense was recorded in the Consolidated Statements of Earnings in accordance with APB 25. Furthermore, since the stock options awarded in December 2005 were fully vested on the grant date, the pro forma expense referable to these options, which amounted to $9.1 million, net of tax, or $0.09 per diluted share, was included in our pro forma disclosures. The pro forma effect on net earnings and earnings per share if we had applied the fair value recognition provisions to all share-based employee compensation for the years ended December 31 is as follows (amounts in thousands, except per share data):

	2005	2004	2003

Net earnings, as reported	$388,757	$287,385	$194,952
Add: Total share-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects	19,285	4,495	2,630
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards (including $9,082 related to the December 2005 option grant), net of related tax effects	(25,349)	(8,767)	(7,128)

Pro forma net earnings	$382,693	$283,113	$190,454

Earnings per share:
Basic—as reported	$3.80	$2.81	$1.91
Basic—pro forma	$3.75	$2.76	$1.87
Diluted—as reported	$3.73	$2.77	$1.90
Diluted—pro forma	$3.69	$2.74	$1.85

Reclamation Costs
As a result of our January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” (FAS 143), we changed our accounting policy for reclamation costs.
Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.
In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.
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
Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:
• Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
• Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.
• Rate of Compensation Increase — For salary-related plans only we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.
• Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.
For additional information regarding pension and other postretirement benefits, see Note 10.
Environmental Compliance
We incur environmental compliance costs, particularly in our discontinued operations — Chemicals business. These costs include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2005, the spread between the minimum and maximum loss in the range was $2,580,000. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2,000,000 per occurrence, and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.
We aggregate claims and litigation that are reasonably and actuarially predictable based on our historical loss experience and accrue losses accordingly. Accrued liabilities for these self-insurance reserves including future legal defense costs were $42,508,000, $45,557,000 and $38,809,000 as of December 31, 2005, 2004 and 2003, respectively. Accrued liabilities for these self-insurance reserves as of December 31, 2005 were discounted at 3.26%. As of December 31, 2005, the undiscounted amount was $46,838,000 as compared to the discounted liability of $42,508,000. Expected payments (undiscounted) for the next five years are projected as follows: 2006, $12,343,000; 2007, $9,461,000; 2008, $7,382,000; 2009, $5,525,000; and 2010, $3,638,000.
Certain claims and litigation included in our self-insurance program are not included in the self-insurance reserves described above because they are not reasonably and actuarially predictable. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated.
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
Income Taxes
Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.
In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.
APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We have determined that foreign earnings will ultimately be repatriated, therefore U.S. income taxes are provided when foreign earnings are recorded.
We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and it is probable that our positions will not be fully sustained. The methodology utilized in establishing our tax contingency accrual involves estimating the risk to each exposure item and accruing at the appropriate amount. The tax contingency accruals are adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of tax contingency accruals and subsequent adjustments as considered appropriate by management.
A number of years may elapse before a particular matter, for which we have recorded a contingent liability, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service is in the process of auditing our tax years 2002 through 2003. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2005, the accrual for tax contingencies was $19,100,000. Our tax contingency accruals are presented in the balance sheet within current liabilities.
Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.
The American Jobs Creation Act of 2004 enacted Internal Revenue Code Section 965, which generally allows a deduction of 85% of eligible dividends repatriated from foreign companies during either 2004 or 2005. Due principally to expansion plans projected for our foreign operations, we elected not to repatriate any foreign company earnings under Section 965 of the Act.
The American Jobs Creation Act of 2004 also created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction for 2005 equals 3% of income from qualifying domestic production activities. The deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of the new deduction on the 2005 effective tax rate is reflected in Note 9.
Comprehensive Income
We report comprehensive income in our Consolidated Statements of Shareholders’ Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Historically, other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas, and minimum pension liability adjustments.

Earnings Per Share (EPS)
We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as set forth below (in thousands of shares):

	2005	2004	2003

Weighted-average common shares outstanding	102,179	102,447	101,849
Dilutive effect of:
Stock options	1,448	921	623
Other	458	296	238

Weighted-average common shares outstanding, assuming dilution	104,085	103,664	102,710

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The number of antidilutive common stock equivalents for the years ended December 31 are as follows (in thousands of shares):

	2005	2004	2003

Antidilutive common stock equivalents	1,192	2	4,133

Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. FAS 151 is required to be adopted for fiscal years beginning after June 15, 2005. We adopted the new rules as of January 1, 2006 with no expected material impact on our results of operations, financial position or liquidity.
In December 2004, the FASB issued FAS 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123). FAS 123(R) supersedes APB 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” The approach in FAS 123(R) generally is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the earnings statements based on their fair values. Pro forma disclosure will no longer be an alternative.
We adopted FAS 123(R) as of January 1, 2006 using the modified-prospective method. Under this transition method, compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. As permitted by FAS 123, through December 31, 2005 we accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally have not recognized compensation cost for employee stock options. We estimate that 2006 pretax compensation expense for stock options will be approximately $8.4 million.
FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as previously required. This requirement will reduce net operating cash flows and increase net financing cash flows. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $15,287,000, $7,314,000 and $1,653,000 in 2005, 2004 and 2003, respectively.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (FAS 153). APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB 29), applies the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets, and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring after December 31, 2005. We do not expect the adoption of FAS 153 to have a material effect on our results of operations, financial position or liquidity.
In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase should be considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. Prior to our January 1, 2006 adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met, as described in this Note 1 under the heading Capitalization of Quarrying Costs. The impact of the January 1, 2006 implementation is expected to result in an increase in current assets (finished product inventory) of $16,916,000; a decrease in other assets (capitalized quarrying costs) of $659,000; an increase in deferred taxes of $3,946,000; and a cumulative effect of adoption that will increase shareholders’ equity by $12,311,000.
In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligations” as used in FAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if there is uncertainty with regards to the timing and/or method of settlement. Uncertainty about the conditional outcome of the obligation is incorporated into the measurement of the fair value of the liability, not the recognition decision. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material effect on our results of operations, financial position or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable. Under the retrospective method, we will no longer present the cumulative effect of a change in accounting principle in our earnings statements. FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors occurring after December 31, 2005.
Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates under different assumptions or conditions.
Note 2 Discontinued Operations, Assets Held for Sale and Liabilities of Assets Held for Sale
In June 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to a subsidiary of Occidental Chemical Corporation, Basic Chemicals. These assets consisted primarily of chloralkali facilities in Wichita, Kansas, Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.
In consideration for the sale of the Chemicals business, Basic Chemicals made an initial cash payment of $214.0 million and assumed certain liabilities relating to the business as described below. Concurrent with the sale transaction, we acquired the 49% interest in the joint venture not owned by us for an initial cash payment of $62.7 million, and conveyed such interest to Basic Chemicals. The net initial cash proceeds of $151.3 million are subject to adjustments for actual working capital balances at the closing date, transaction costs and income taxes. The purchaser also assumed certain liabilities relating to the Chemicals business, including the obligation to monitor and remediate historical and future releases of hazardous materials at or from the three plant facilities.
Basic Chemicals is required to make future payments under two separate earn-out agreements subject to certain conditions. The first earn-out agreement is based on ECU and natural gas prices during the five-year period beginning July 1, 2005, and is capped at $150 million (ECU earn-out or ECU derivative). The ECU earn-out is accounted for as a derivative instrument; accordingly, it is reported at fair value. Changes to the fair value of the ECU derivative, if any, are recorded within continuing operations pursuant to SAB Topic 5:Z:5. Future estimates of this derivative’s fair value could vary materially from period to period. Proceeds under the second earn-out agreement will be determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012. Under this earn-out agreement, cash plant margin for 5CP, as defined in the Asset Purchase Agreement, in excess of an annual threshold amount will be shared equally between Vulcan and Basic Chemicals. The primary determinant of the value for this earn-out will be growth in 5CP sales volume. There can be no assurance as to the future amount received from the earn-outs, if any.
The fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, is expected to exceed the net carrying value of the assets and liabilities sold. However, since SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt, no gain was recognized on the Chemicals sale. Accordingly, the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. The combined carrying amount of these earn-outs (reflected in accounts and notes receivable — other and noncurrent other assets in the accompanying Consolidated Balance Sheets) as of December 31, 2005 was $148.4 million, of which $105.7 million is classified as current. The increase from the June 2005 closing is primarily due to a $20.4 million gain on the ECU earn-out, which is included as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2005.
As a result of this transaction, we expect to incur approximately $23.8 million of pretax exit and disposal charges and transaction fees consisting of a $7.8 million expense under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88); $10.5 million for employee severance expenses, primarily referable to outstanding share-based incentive awards; and $5.5 million for various transaction fees. Approximately $11.1 million of the charges are cash expenditures and the remaining $12.7 million are for noncash charges. During 2005, we recognized $18.1 million in pretax exit and disposal charges in results of discontinued operations. Our liability for employee severance expenses was $4.2 million as of December 31, 2005. We expect to incur an additional $0.2 million in pretax exit and disposal charges in 2006. Additionally, $4.7 million of the total $5.5 million in transaction fees were applied against the proceeds in calculating the gain (loss) on disposal. We do not expect to incur any additional transaction fees.

We are potentially liable for a cash transaction bonus payable in the future to certain key former Chemicals employees. This transaction bonus will be payable only if cash receipts realized from the two earn-out agreements described above exceed an established minimum threshold. As of December 31, 2005, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded. Based on our evaluation of cash receipts from the earn-outs, the likely range for the contingent payments to certain key former Chemicals employees is between $0 and $4.6 million.
In 2003, we completed the sale of substantially all our Performance Chemicals businesses. The Performance Chemicals business unit consisted of specialty chemicals production and services businesses and was one of the two business units within our former Chemicals segment. The following transactions resulted in our disposition of substantially all the assets of the Performance Chemicals business unit:
•	March 2003 — Sold the assets of the municipal wastewater business to ALTIVIA Corporation and recognized a pretax gain on disposal of $2.0 million.

•	May 2003 — Announced our intention to sell the assets of our industrial water treatment and pulp and paper businesses to Kemira Oy of Finland, including our Columbus, Georgia production plant and research and development facility, as well as production facilities in Shreveport, Louisiana and Vancouver, British Columbia. This sale subsequently closed in July 2003, resulting in a pretax gain on disposal of $17.0 million.

•	June 2003 — Sold our Smyrna, Georgia production facility and our Dalton, Georgia distribution center to Lynx Chemical Group, resulting in a pretax loss on disposal of $12.4 million.

•	July 2003 — Sold certain technology, patents and machinery used to produce textile chemical products to Apollo Corporation, resulting in a pretax gain on disposal of $0.6 million.

•	November 2003 — Sold our remaining Columbus, Georgia production plant to Lynx Chemical Group, resulting in a pretax loss on disposal of $0.9 million.
Under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the financial results of both these operations (Chloralkali and Performance Chemicals) were classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented.
Net sales, nondomestic net sales, total revenues and pretax earnings (loss) from discontinued operations, excluding the deferred gain on disposal and minority interest, are as follows (in millions of dollars):

	2005	2004	2003

Net sales	$339.7	$611.9	$597.3
Nondomestic net sales	56.7	41.1	31.0
Total revenues	364.4	666.8	652.8
Pretax earnings (loss)	83.7	48.8	(46.7)

As of December 31, 2004, assets and liabilities of our discontinued operations are classified as held for sale in the accompanying Consolidated Balance Sheets under two captions: assets held for sale and liabilities of assets held for sale. In accordance with FAS 144, depreciation expense and amortization expense were suspended on assets held for sale upon the October 2004 Board approval of the disposal plan. The major classes of assets and liabilities of our discontinued operations at December 31, 2004 were as follows (in millions of dollars):

2004

Accounts and notes receivable	$88.5
Inventories	37.5
Prepaid expenses	0.9
Investments and long-term receivables	9.4
Property, plant and equipment, net	321.4
Goodwill	0.4
Other assets	0.1

Total assets	$458.2

Current liabilities	$61.5
Asset retirement obligations	17.5
All other noncurrent liabilities	8.4
Minority interest in a consolidated subsidiary	101.0

Total liabilities including minority interest	$188.4

Note 3 Inventories
Inventories at December 31 are as follows (in thousands of dollars):

	2005	2004	2003

Finished products	$170,539	$158,350	$174,778
Raw materials	9,602	6,512	7,483
Products in process	1,589	937	476
Operating supplies and other	16,022	11,385	36,639

Total inventories	$197,752	$177,184	$219,376

In addition to the amounts presented in the table above, as of December 31, 2004, inventories of $37,528,000 related to our discontinued operations — Chemicals business were classified as assets held for sale.
The above amounts include inventories valued under the LIFO method totaling $146,830,000, $132,288,000 and $134,051,000 at December 31, 2005, 2004 and 2003, respectively. During 2005, 2004 and 2003, reductions in LIFO inventory layers resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO liquidation on 2005 results was to decrease cost of goods sold by $706,000; increase earnings from continuing operations before cumulative effect of accounting changes by $436,000 ($0.00 per share effect); and increase net earnings by $436,000 ($0.00 per share effect). The effect of the LIFO liquidation on 2004 results was to decrease cost of goods sold by $511,000; increase pretax earnings from discontinued operations by $1,729,000; increase earnings from continuing operations before cumulative effect of accounting changes by $316,000 ($0.00 per share effect); and increase net earnings by $1,383,000 ($0.01 per share effect). The effect of the LIFO liquidation on 2003 results was to decrease cost of goods sold by $1,850,000; decrease pretax loss from discontinued operations by $663,000; increase earnings from continuing operations before cumulative effect of accounting changes by $1,138,000 ($0.01 per share effect); and increase net earnings by $1,545,000 ($0.02 per share effect).

Estimated current cost exceeded LIFO cost at December 31, 2005, 2004 and 2003 by $44,315,000, $33,212,000 and $47,072,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $5,712,000 ($0.05 per share effect) in 2005, an increase of $779,000 ($0.01 per share effect) in 2004 and an increase of $260,000 ($0.00 per share effect) in 2003.
Note 4 Property, Plant and Equipment
Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2005	2004	2003

Land and land improvements	$713,208	$670,608	$681,073
Buildings	83,070	81,987	118,369
Machinery and equipment	2,499,651	2,376,820	3,174,693
Leaseholds	5,838	5,650	6,565
Deferred asset retirement costs	97,233	74,996	76,471
Construction in progress	82,708	54,132	58,475

Total	3,481,708	3,264,193	4,115,646

Less allowances for depreciation, depletion and amortization	1,877,741	1,727,700	2,222,998

Property, plant and equipment, net	$1,603,967	$1,536,493	$1,892,648

In addition to the amounts presented in the table above, as of December 31, 2004, property, plant and equipment, net of $321,434,000 related to our discontinued operations — Chemicals business were classified as assets held for sale.
We capitalized interest costs of $1,934,000 in 2005, $1,980,000 in 2004 and $2,116,000 in 2003 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $39,080,000 in 2005, $42,260,000 in 2004 and $55,345,000 in 2003.
The impairment losses noted in the following paragraphs represent the amount by which the carrying value exceeded the fair value of the long-lived assets. The write-down of the surplus land parcels resulted from our marketing efforts to sell the land; the valuations were based on quoted market prices, comparables or independent third-party appraisals. The write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace; the valuations were based on discounted cash flow analysis. The impairment losses relating to the discontinued operations — Chemicals business have been included within the earnings (loss) from results of discontinued operations caption of the accompanying Consolidated Statements of Earnings.
During 2005, we recorded asset impairment losses totaling $697,000 related to our long-lived assets. This impairment loss resulted from various write-downs related to continuing operations.
During 2004, we recorded asset impairment losses totaling $1,370,000 related to our long-lived assets. This impairment loss resulted from the further write-down of owned property surrounding our Wichita, Kansas Chemicals facility and is reflected in discontinued operations.
During 2003, we recorded asset impairment losses totaling $15,709,000 (Construction Materials $14,500,000; discontinued operations — Chemicals $1,209,000) related to our long-lived assets. Included in this impairment loss was the $11,053,000 write-down to fair value of four surplus land parcels in California; the write-down of a closed lime plant near Chicago, Illinois for $2,939,000; the write-down of owned property surrounding our Wichita, Kansas Chemicals facility for $1,155,000; and various smaller write-downs related to operating facilities for $562,000.
Note 5 Derivative Instruments
In connection with the sale of our Chemicals business, we entered into an earn-out agreement that requires the purchaser, Basic Chemicals, to make future payments based on ECU and natural gas prices during the five-year period beginning July 1, 2005, not to exceed $150 million. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Further, pursuant to SAB Topic 5:Z:5, changes in fair value are recorded in continuing operations. During the year ended December 31, 2005, we recorded a gain of $20,420,000, which is reflected in other income, net of other charges, in our Consolidated Statements of Earnings.
In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we pay the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and receive a fixed rate of interest of 6.40% from the counterparty to the agreement. We have designated this instrument as an effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge, which will terminate February 1, 2006, has been reflected in our Consolidated Balance Sheets with an adjustment to record the underlying hedged debt at its fair value. As of December 31, 2005, the estimated fair value of our interest rate swap agreement reflected projected payments of $465,000. As of December 31, 2004, the estimated fair value of our interest rate swap agreement reflected projected payments of $256,000.
Natural gas used in our discontinued operations — Chemicals business was subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. We used over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. We designated these instruments as effective cash flow hedges in accordance with FAS 133. There were no open contracts as of December 31, 2005. As of December 31, 2004, our consolidated financial statements reflected the fair value of the open contracts as an unfavorable component of accumulated other comprehensive income of $99,000, offset by the income tax benefit of $37,000. As of December 31, 2003, our consolidated financial statements reflected the fair value of the open contracts as a favorable component of accumulated other comprehensive income of $4,246,000, less income taxes of $1,597,000.
There was no impact to earnings due to hedge ineffectiveness during the years ended December 31, 2005, 2004 and 2003.

Note 6 Credit Facilities, Notes Payable and Long-term Debt
Notes payable at December 31 is summarized as follows (in thousands of dollars):

	2005	2004	2003

Bank borrowings	$—	$—	$29,000
Commercial paper	—	—	—
Other notes payable	—	—	—

Total notes payable	$—	$—	$29,000

At the end of 2005, we had unused committed lines of credit in the amount of $350,000,000, of which $200,000,000 expires March 2006 and the remaining $150,000,000 expires March 2007. We expect to replace both credit facilities with a five-year facility of $500,000,000. Interest rates are determined at the time of borrowing based on current market conditions.
All lines of credit extended to us in 2005, 2004 and 2003 were based solely on a commitment fee, thus no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.
All our debt obligations, both notes payable and long-term debt, are unsecured as of December 31, 2005.
Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2005	2004	2003

6.40% 5-year notes issued 2001*	$239,535	$239,744	$240,000
5.75% 5-year notes issued 1999	—	—	243,000
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	82,209	83,139	84,121
Medium-term notes	21,000	23,000	28,000
Tax-exempt bonds	—	8,200	8,200
Other notes	2,715	3,665	4,054

Total debt excluding notes payable	$595,459	$607,748	$857,375
Less current maturities of long-term debt	272,067	3,226	249,721

Total long-term debt	$323,392	$604,522	$607,654

Estimated fair value of long-term debt	$339,291	$645,502	$675,249

*	Includes a reduction in valuation for the fair value of interest rate swaps, as follows: December 31, 2005 — $465,000 and December 31, 2004 — $256,000.
Scheduled debt payments during 2005 included $2,000,000 in November to retire an 8.07% medium-term note issued in 1991. Scheduled debt payments during 2004 included $243,000,000 in April to retire the 5.75% five-year notes issued in 1999 and $5,000,000 in September to retire an 8.55% medium-term note issued in 1991.
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
In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end in December 2011.
During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $21,000,000 in medium-term notes outstanding as of December 31, 2005 have a weighted-average maturity of 9.3 years with a weighted-average interest rate of 8.85%.
During 2005, we called and redeemed $8,200,000 of variable-rate, tax-exempt bond issues maturing in 2009. During 2002, we called and redeemed two fixed-rate bond issues: $3,000,000 of 7.50% coupon bonds maturing in 2011 and $5,800,000 of 6.375% coupon bonds maturing in 2012.
Other notes of $2,715,000 as of December 31, 2005 were issued at various times to acquire land or businesses.
The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2005 are: 2006 — $272,512,000; 2007 — $612,000; 2008 — $33,470,000; 2009 — $250,143,000; and 2010 — $151,000.
Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization, as defined in our bank credit facility agreements, must be less than 60%. Our ratio of total debt to total capital was 21.9% as of December 31, 2005; 23.2% as of December 31, 2004; and 33.0% as of December 31, 2003.
The estimated fair value amounts of long-term debt have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates presented are based on information available to management as of December 31, 2005, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

Note 7 Operating Leases
Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2005	2004	2003

Minimum rentals	$22,758	$18,388	$16,156
Contingent rentals (based principally on usage)	26,372	17,613	17,312

Total	$49,130	$36,001	$33,468

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, as of December 31, 2005 are payable as follows: 2006—$16,827,000; 2007—$15,782,000; 2008—$12,155,000; 2009 $8,926,000; 2010 — $6,065,000; and total $24,222,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.
Note 8 Accrued Environmental Costs
Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs as follows (in thousands of dollars):

	2005	2004	2003

Continuing operations:
Construction Materials	$5,164	$5,802	$7,270
Chemicals	4,380	4,034	13,878
Discontinued operations	—	10,290	—

Total	$9,544	$20,126	$21,148

The December 31, 2005 continuing operations balances of $5,164,000 for Construction Materials and $4,380,000 for Chemicals noted above are included in the accompanying Consolidated Balance Sheets within the following captions: other accrued liabilities $2,127,000 and other noncurrent liabilities $7,417,000. The December 31, 2005 continuing operations balance noted above for Chemicals relates to retained environmental remediation costs from the 2003 sale of the Performance Chemicals business unit in the amount of $3,266,000, and the 2005 sale of the Chloralkali business unit in the amount of $1,114,000. The December 31, 2004 balance of $10,290,000 noted above as discontinued operations is included within the liabilities of assets held for sale caption of the accompanying Consolidated Balance Sheets as described in Note 2.
The accrued environmental remediation costs in the Construction Materials business relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively.
Note 9 Income Taxes
The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):

	2005	2004	2003

Domestic	$456,156	$363,023	$319,802
Foreign	24,081	12,543	15,278

Total	$480,237	$375,566	$335,080

Provision (benefit) for income taxes consists of the following (in thousands of dollars):

	2005	2004	2003

Current
Federal	$108,457	$85,622	$64,095
State and local	17,974	17,439	8,485
Foreign	5,819	4,139	4,274

Total	132,250	107,200	76,854

Deferred
Federal	1,794	7,404	12,529
State and local	3,149	316	8,006
Foreign	(791)	(567)	178

Total	4,152	7,153	20,713

Total provision	$136,402	$114,353	$97,567

The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2005	2004	2003

Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(5.9)	(5.7)	(6.8)
State and local income taxes, net of federal income tax benefit	3.4	3.1	3.2
U.S. Production Activities Deduction	(0.7)	—	—
Refund claims and revisions to both uncertain tax positions and prior-year tax liabilities	(2.7)	(1.2)	(1.0)
Miscellaneous items	(0.7)	(0.8)	(1.3)

Effective tax rate	28.4%	30.4%	29.1%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability at December 31 are as follows (in thousands of dollars):

	2005	2004	2003

Deferred tax assets related to:
Postretirement benefits	$29,356	$27,603	$24,623
Accruals for asset retirement obligations and environmental accruals	22,379	32,317	19,651
Accounts receivable, principally allowance for doubtful accounts	1,808	3,007	4,011
Inventory adjustments	8,748	7,454	4,270
Deferred compensation, vacation pay and incentives	30,322	30,926	24,773
Self-insurance reserves	16,618	17,800	14,844
Other items	2,593	4,035	7,801

Total deferred tax assets	111,824	123,142	99,973

Deferred tax liabilities related to:
Fixed assets	301,726	398,267	345,382
Pensions	22,576	17,679	17,460
Goodwill	27,489	19,607	27,187
Other items	11,914	1,769	14,499

Total deferred tax liabilities	363,705	437,322	404,528

Net deferred tax liability	$251,881	$314,180	$304,555

The above amounts are reflected in the accompanying Consolidated Balance Sheets as of December 31 as follows (in thousands of dollars):

	2005	2004	2003

Deferred income taxes:
Current assets	$(23,184)	$(34,433)	$(34,358)
Deferred liabilities	275,065	348,613	338,913

Net deferred tax liability	$251,881	$314,180	$304,555

Note 10 Benefit Plans
The measurement date for our pension and other postretirement benefit plans is November 30 for 2005 and December 31 for 2004 and 2003. In 2005, we accelerated the date for actuarial measurement of our obligation from December 31 to November 30. We believe that the one-month acceleration of the measurement date is a preferred change as it allows us more time to review the completeness and accuracy of actuarial measurements, which improves our internal control procedures. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit cost.
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
Additionally, we sponsor unfunded, nonqualified pension plans that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $30,642,000, $27,048,000 and $0 at December 31, 2005; $26,492,000, $23,461,000 and $0 at December 31, 2004; and $23,474,000, $19,747,000 and $0 at December 31, 2003.
The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2005	2004	2003

Change in Benefit Obligation
Benefit obligation at beginning of year	$524,332	$455,493	$426,579
Service cost	20,013	18,913	18,263
Interest cost	30,706	29,243	28,251
Amendments	(1,094)	280	—
Discontinued operations	(18,169)	—	(2,212)
Actuarial loss	7,325	43,106	4,510
Benefits paid	(27,427)	(22,703)	(19,898)

Benefit obligation at end of year	$535,686	$524,332	$455,493

Change in Plan Assets
Fair value of assets at beginning of year	$519,550	$478,617	$388,947
Actual return on plan assets	35,897	56,309	93,756
Employer contribution	29,016	7,327	15,812
Benefits paid	(27,427)	(22,703)	(19,898)

Fair value of assets at end of year	$557,036	$519,550	$478,617

Funded status	$21,350	$(4,782)	$23,124
Unrecognized net actuarial loss (gain)	6,967	18,511	(8,523)
Unrecognized prior service cost	6,448	11,285	12,774

Net amount recognized	$34,765	$25,014	$27,375

Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$61,703	$56,639	$51,376
Accrued benefit liability	(30,918)	(34,851)	(25,527)
Intangible asset	396	1,206	1,526
Accumulated other comprehensive income	3,584	2,020	—

Net amount recognized	$34,765	$25,014	$27,375

     Effective January 1, 2006, retirees from the salaried pension plan who retired on or before January 1, 2004 were granted a cost-of-living increase, with a maximum increase of 15%. As it is no longer our intention to grant cost-of-living increases, no further increases are assumed for determining future pension expense. The effect of this change is reflected as an amendment in the change in benefit obligation table above.

The accumulated benefit obligation for all defined benefit pension plans was $496,806,000 at December 31, 2005; $476,247,000 at December 31, 2004; and $408,672,000 at December 31, 2003.
The following table sets forth the components of net periodic benefit cost, additional information and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):

	2005	2004	2003

Components of Net Periodic Pension Benefit Cost
Service cost	$20,013	$18,913	$18,263
Interest cost	30,706	29,243	28,251
Expected return on plan assets	(42,065)	(40,806)	(39,681)
Amortization of transition asset	—	—	—
Amortization of prior service cost	2,211	2,505	2,438
Recognized actuarial loss (gain)	1,318	(167)	(1,255)

Net periodic pension benefit cost	$12,183	$9,688	$8,016

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2005 and December 31 for 2004 and 2003
Discount rate	5.75%	5.75%	6.25%
Rate of compensation increase (for salary-related plans)
Inflation	2.25%	2.25%	2.80%
Merit/Productivity	2.50%	2.50%	2.20%

Total rate of compensation increase	4.75%	4.75%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.40%	6.25%	6.50%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans)
Inflation	2.25%	2.80%	3.40%
Merit/Productivity	2.50%	2.20%	2.20%

Total rate of compensation increase	4.75%	5.00%	5.60%

The 2005 disposition of the Chloralkali business unit resulted in a curtailment loss of $1,533,000. The 2003 disposition of the Performance Chemicals business unit reduced the number of active plan participants by approximately 11%, which resulted in a curtailment gain of $1,370,000.
Plan assets are composed primarily of marketable domestic and international equity securities and corporate and government debt securities. Our pension plan allocation range for 2005 and asset allocation percentages at December 31, 2005, 2004 and 2003 are presented below:

		Percentage of
	Allocation Range	Plan Assets at December 31
Asset Category	2006	2005	2004	2003
Equity securities	53%–80%	72%	71%	69%
Debt securities	18%–30%	20%	20%	25%
Real estate	—	—	—	—
Other	5%–20%	8%	9%	6%

Total		100%	100%	100%

Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australasia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments while the other asset category includes investments in venture capital, buyouts and mezzanine debt private partnerships as well as cash reserves.
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
The policy, set by the Board’s Finance and Pension Funds Committee, is articulated through guideline ranges and targets for each asset category: domestic equities, foreign equities, bonds, specialty investments and cash reserves. Management implements the strategy within these guidelines and reviews the financial results quarterly, while the Finance and Pension Funds Committee reviews them semiannually.
Assumptions regarding our expected return on plan assets are based primarily on judgments made by management and the Board committee. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on long-term investment expectations. Accordingly, the expected return has remained 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.
Total employer contributions for the pension plans are presented below (in thousands of dollars):

Pension

Employer Contributions
2003	$15,812
2004	7,327
2005	29,100
2006 (estimated)	1,190

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Pension

Estimated Future Benefit Payments
2006	$24,098
2007	24,778
2008	26,343
2009	28,132
2010	29,209
2011–2015	174,297

Certain of our hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $5,825,000 in 2005, $5,738,000 in 2004 and $5,744,000 in 2003. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. A total of 25% of our hourly labor force were covered by collective bargaining agreements. Of our hourly workforce covered by collective bargaining agreements, 24% were covered by agreements that expire in 2006.
In addition to the pension plans noted above, we have two unfunded supplemental retirement plans. The accrued costs for these supplemental retirement plans were $1,281,000 at December 31, 2005; $1,259,000 at December 31, 2004; and $1,115,000 at December 31, 2003.
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
The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2005	2004	2003

Change in Benefit Obligation
Benefit obligation at beginning of year	$100,878	$94,850	$60,865
Service cost	4,188	4,369	2,976
Interest cost	5,160	5,677	4,314
Amendments	—	—	—
Discontinued operations	(19,604)	—	—
Actuarial loss	5,116	640	30,611
Benefits paid	(6,003)	(4,658)	(3,916)

Benefit obligation at end of year	$89,735	$100,878	$94,850

Change in Plan Assets
Fair value of assets at beginning of year	$—	$—	$—
Actual return on plan assets	—	—	—

Fair value of assets at end of year	$—	$—	$—

Funded status	$(89,735)	$(100,878)	$(94,850)
Unrecognized net actuarial loss	15,410	31,342	32,003
Unrecognized prior service cost	(767)	(1,110)	(1,526)

Net amount recognized	$(75,092)	$(70,646)	$(64,373)

Amounts Recognized in the Consolidated Balance Sheets
Accrued postretirement benefits	$(75,092)	$(70,646)	$(64,373)

The following table sets forth the components of net periodic benefit cost, additional information, weighted-average assumptions and assumed trend rates of the plans at December 31 (amounts in thousands, except percentages):

	2005	2004	2003

Components of Net Periodic Postretirement Benefit Cost
Service cost	$4,188	$4,369	$2,976
Interest cost	5,160	5,677	4,314
Expected return on plan assets	—	—	—
Amortization of prior service cost	(167)	(194)	(228)
Amortization of loss	1,215	1,078	—

Net periodic postretirement benefit cost	$10,396	$10,930	$7,062

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2005 and December 31 for 2004 and 2003
Discount rate	5.50%	5.50%	6.25%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.31%	6.25%	6.75%
Expected return on assets	n/a	n/a	n/a

Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	9%	10%	10%
Rate to which the cost trend rate gradually declines	5%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2010	2010	2010

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):

	One-percentage-point	One-percentage-point
	Increase	Decrease

Effect on total of service and interest cost	$1,107	$(953)
Effect on postretirement benefit obligation	8,662	(7,583)

The 2005 disposition of the Chloralkali business unit resulted in a curtailment gain of $176,000.

Total employer contributions for the postretirement plans are presented below (in thousands of dollars):

Postretirement

Employer Contributions
2003	$3,916
2004	4,658
2005	6,003
2006 (estimated)	5,555

The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Postretirement

Estimated Future Benefit Payments
2006	$5,555
2007	6,189
2008	6,558
2009	7,080
2010	7,360
2011–2015	40,034

Contributions by participants to the postretirement benefit plans were $716,000, $618,000 and $505,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
Pension and Other Postretirement Benefits Assumptions
During 2005, we reviewed our assumptions related to the discount rate, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.
In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2005, the discount rate for our plans remained 5.75% for purposes of determining our liability under FAS 87 (pensions) and 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2005, the expected return on plan assets remained 8.25%.
In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2005, the inflation component of the assumed rate of compensation remained 2.25% for our pension plans. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.
In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2005, our assumed rate of increase in the per capita cost of covered healthcare benefits remains 9.0% for 2006, decreasing 1.0% per year until reaching 5.0% in 2010 and remaining level thereafter.
Defined Contribution Plans
We sponsor four defined contribution plans, which cover substantially all salaried, Construction Materials nonunion hourly and Chemicals hourly employees. Expense recognized in connection with these plans totaled $10,477,000, $10,137,000 and $9,899,000 for 2005, 2004 and 2003, respectively.
Impact of Sale of the Chemicals Business
In connection with the sale of the Chemicals business, as described in Note 2, we retained the accumulated benefit obligation for the Chemicals Hourly Pension Plan, as all active participants ceased employment with the Company. We also retained the accumulated benefit obligation for salaried employees who ceased participation in the Salaried Pension Plan as a result of their termination. Both of these accumulated benefit obligations are fully funded by assets held in our Master Pension Trust.
Additionally, we retained the accumulated benefit obligation for any unfunded, nonqualified pension plans related to Chemicals salaried employees who ceased participation as a result of their termination. The retention of the unfunded accumulated benefit obligation for postretirement plans depended on whether the terminated employee reached a qualifying age and met certain service requirements prior to termination. The liabilities for these unfunded obligations are retained by Vulcan.
As a result of the divestiture, our future pension and postretirement obligations have been reduced by approximately $18.2 million and $19.6 million, respectively. For the full year 2005, the sale reduced pension and other postretirement benefits expense approximately $2.1 million and $1.6 million, respectively.
Note 11 Incentive Plans
Share-based Compensation Plans
Our 1996 Long-term Incentive Plan authorizes the granting of share-based awards to our key salaried employees. The Plan permits the granting of stock options (including incentive stock options), stock appreciation rights, restricted stock and restricted stock units, performance share awards, dividend equivalents and other share-based awards (such as deferred stock units) valued in whole or in part by reference to or otherwise based on our common stock. The number of shares available for awards is 0.95% of our issued common shares (including treasury shares) as of the first day of each calendar year, plus the unused shares that are carried over from prior years.

Deferred stock unit awards were granted beginning in 2001 with the accrual of dividend equivalents starting one year after grant of the underlying stock unit award. These awards vest ratably over years 6 through 10 from the date of grant. Deferred stock unit grants were as follows: 2005 — 6,000 units with vesting beginning in 2011; 2004 — 3,600 units with vesting beginning in 2010; and 2003 — 142,700 units with vesting beginning in 2009. Expense provisions referable to these awards amounted to $1,167,000 in 2005, $2,056,000 in 2004 and $1,576,000 in 2003.
Stock options issued during the years 1996 through 2005 were granted at the fair market value of the stock on the date of grant. With the exception of the stock option grant awarded in December 2005, the options vest ratably over 5 years and expire 10 years subsequent to the grant. The options awarded in December 2005 are fully vested on the date of grant, expire 10 years subsequent to the grant, and shares obtained upon exercise of the options are restricted from sale until January 1, 2009. Expense provisions referable to stock option plan modifications, primarily for terminated Chemicals employees, amounted to $5,554,000 in 2005, $2,000 in 2004 and $156,000 in 2003. There were no other expense provisions referable to these awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant.
Performance share awards were granted under the 1996 Long-term Incentive Plan beginning in 2003. These awards are based on the achievement of established performance goals, and cliff vest in three years. Expense provisions referable to these awards amounted to $24,509,000 in 2005, $5,221,000 in 2004 and $2,527,000 in 2003. Expense provisions are affected by internal performance measures along with changes in the market value of our common stock and total shareholder return versus a preselected comparison group.
We use the intrinsic value method prescribed by APB 25 in accounting for our share-based compensation. Pro forma information regarding net earnings and earnings per share is required by FAS 123 and SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123,” and has been determined as if we had accounted for our share-based compensation under the fair value method of those statements. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31:

	2005	2004	2003

Risk-free interest rate	4.19%	3.58%	3.42%
Dividend yields	2.12%	2.10%	2.99%
Volatility factors of the expected market price of our common stock	26.87%	20.29%	24.31%
Weighted-average expected life of the option	5.6 years	7 years	7 years

The pro forma disclosure is presented in tabular format in Note 1.
A summary of our stock option activity; related information as of December 31, 2005, 2004 and 2003; and changes during each year is presented below:

	2005		2004		2003
		Weighted-average		Weighted-average		Weighted-average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	6,969,702	$38.84	7,180,099	$36.73	6,747,504	$36.90
Granted	1,896,110	$64.35	668,600	$46.77	704,300	$31.48
Exercised	(1,215,046)	$31.23	(812,737)	$26.46	(221,340)	$23.11
Forfeited	(140,700)	$45.90	(66,260)	$41.71	(50,365)	$46.62

Outstanding at year end	7,510,066	$46.38	6,969,702	$38.84	7,180,099	$36.73

Options exercisable at year end	5,542,546	$46.41	4,543,482	$36.92	4,447,989	$33.87
Weighted-average grant date fair value of each option granted during the year		$16.35		$6.58		$4.43

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
	Number	Weighted-average Remaining	Weighted-average	Number	Weighted-average
Range of Exercise Price	of Shares	Contractual Life (Years)	Exercise Price	of Shares	Exercise Price

$18.58–$21.31	462,089	1.06	$21.11	462,089	$21.11
$29.20–$32.95	1,112,437	4.76	$32.16	735,157	$32.52
$40.32–$42.48	944,048	4.11	$42.34	943,148	$42.34
$43.71–$48.27	3,131,082	5.47	$45.60	2,076,222	$45.33
$54.84–$68.63	1,860,410	9.63	$64.47	1,325,930	$67.46

Total/Average	7,510,066	5.96	$46.38	5,542,546	$46.41

Cash-based Compensation Plans
We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $17,574,000 in 2005, $11,487,000 in 2004 and $8,895,000 in 2003.

Note 12 Other Commitments and Contingencies
We have commitments in the form of unconditional purchase obligations as of December 31, 2005. These include commitments for the purchase of property, plant and equipment of $30,967,000 and commitments for noncapital purchases of $89,744,000. The commitments for the purchase of property, plant and equipment are due in 2006; the commitments for noncapital purchases primarily relate to transportation and electrical contracts and are due as follows: 2006, $17,221,000; 2007–2008, $23,356,000; 2009–2010, $16,084,000; and total $33,083,000 thereafter. Expenditures under the noncapital purchase commitments totaled $158,855,000 in 2005, $196,952,000 in 2004 and $155,524,000 in 2003.
We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2005 in the amount of $95,669,000, due as follows: 2006, $10,311,000; 2007–2008, $18,318,000; 2009–2010, $12,410,000; and total $54,630,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $46,299,000 in 2005, $41,456,000 in 2004 and $37,872,000 in 2003.
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
Our standby letters of credit as of December 31, 2005 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$15.7	One year	Renewable annually
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/ restoration requirements	34.0	One year	Renewable annually

Total standby letters of credit	$49.8

As described in Note 2, we may be required to make cash payments in the form of a transaction bonus to certain key former Chemicals employees. The transaction bonus is contingent upon the amounts received under the two earn-out agreements entered into in connection with the sale of the Chemicals business. As of December 31, 2005, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded. Based on our evaluation of cash receipts from the earn-outs, the likely range for the contingent payments is between $0 and $4.6 million.
As described in our significant accounting policy for income taxes in Note 1 (page 43), our accrual for tax contingencies is $19,100,000 as of December 31, 2005.
In the course of our Construction Materials operations and former Chemicals operations, we are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.
We are also a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations and cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. It is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent.
We are involved in an action filed in November 1998 by the City of Modesto in state court in California. This claim arose from allegations of perchloroethylene contamination of municipal water wells in the City of Modesto and alleges certain claims against us and other chemical and equipment manufacturers, distributors and dry cleaners. The trial of this case began during the first quarter of 2006 and is expected to take several months.
We have been named as a defendant in multiple lawsuits filed in 2001 and 2002 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our former Geismar, Louisiana plant in 2001. A trial for the issues of causation and damages for 10 plaintiffs was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining 5 plaintiffs an aggregate award of $201,000. Although we have reached a tentative settlement with the plaintiffs in the matter, some of the plaintiffs’ attorneys have objected to the proposed settlement. A court-appointed special master is overseeing the settlement process. It is uncertain at this time if the proposed settlement will in fact be consummated. If the settlement cannot be consummated, a second trial will take place in 2006.
In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9 mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. Discovery is ongoing.
We have been named as one of numerous defendants in 104 suits with 1,639 plaintiffs pending in Mississippi, 57 suits with 965 plaintiffs in Texas, 64 suits with 64 plaintiffs in Florida, 24 suits with 24 plaintiffs in California, 3 suits with 38 plaintiffs in Ohio, 1 suit with 1 plaintiff in West Virginia, 2 suits with 25 plaintiffs in Louisiana, and 1 suit with 28 plaintiffs in Alabama. The first of these lawsuits was filed in July 1993, and the most recent suit was served on Vulcan in February 2006. Most of the actions are in state court in the state in which they were filed. The plaintiffs in the cases in Mississippi and Texas allege personal injuries arising from silicosis and failure to adequately warn, related to exposure to and use of industrial sand used for abrasive blasting. We produced and marketed industrial sand from 1988 to 1994 in Texas. In the cases in California, West Virginia, Ohio and Florida, the plaintiffs allege personal injuries relating to exposure to silica. We are seeking dismissal from the cases in Mississippi, California, West Virginia, Ohio, Florida, Louisiana and Alabama because we believe the plaintiffs were not exposed to our product in those states.

In November 2002, we received two Directive and Notice to Insurers Nos. 2002-9 and 2002-10 (collectively, the Directives) from the New Jersey Department of Environmental Protection (NJDEP). The NJDEP asserts in its Directives that the respondents named therein, including us, are strictly and jointly and severally liable under state law (specifically, the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10-23.11) with respect to certain environmental conditions that allegedly affect two former asphalt plant sites. These two sites are referred to in the Directives as the Roseland site, located in Essex County, New Jersey, and the Rockaway site, located in Morris County, New Jersey (collectively, the Sites). On November 4, 2003, we executed NJDEP Administrative Consent Orders (ACOs) concerning the two Sites. We agreed under these ACOs to complete the investigation and remediation of each of the Sites, and thereby resolve our liabilities, if any, in regard to the claims asserted by the NJDEP in its Directives. Furthermore, we intend to seek contribution from the former owners and operators of the Sites for all costs we have incurred or will incur under the ACOs. We never operated either of the Sites. Prior to the sale to the current owner during the mid-1990s, the Sites were owned and operated by Tarmac Minerals, Inc. We acquired the stock of Tarmac Minerals, Inc. in October 2000 as part of the Tarmac acquisition.
In October 1996, we commenced construction of a lime kiln at our Manteno, Illinois site. In January 1998, the Manteno plant operations began. In May 2003, we suspended operation of the kiln. The State of Illinois and the Illinois Environmental Protection Agency have alleged violations of the Illinois Environmental Protection Act and the Illinois Attorney General’s office has become involved in the matter. Although no enforcement proceeding has been instituted, the Attorney General’s office has recently demanded fines in excess of $1,000,000.
We have been named a defendant in 22 lawsuits consolidated in Civil District Court, Orleans Parish, Louisiana. The lawsuits seek class action certification and claims damages for injuries allegedly resulting from a leaking chlorine tank car from our former Chemicals business. The New Orleans Fire Department evacuated approximately 50–75 people from their homes. Plaintiffs’ counsel alleges to represent more than 15,000 people in these cases. A hearing regarding the certification of the matter as a class action was held in the second quarter of 2005, but no ruling has been issued by the court.
As of December 31, 2005, we had recorded liabilities of $4,225,000, including legal defense costs, related to the claims and litigation described above for which a loss was determined to be probable and reasonably estimable. For claims and litigation for which a loss was determined to be only reasonably possible, no liability was recorded. Furthermore, the potential range of such losses would not be material to our consolidated financial statements. In addition, losses on certain of the claims and litigation described above may be subject to limitations on a per occurrence basis by excess insurance, as described more fully in Note 1 under our accounting policy for claims and litigation including self-insurance (page 43).
Note 13 Shareholders’ Equity
Through December 31, 2005, we had purchased a total of 46,100,719 shares of our common stock at a cost of $836,902,000 pursuant to a common stock purchase plan initially authorized by the Board of Directors in July 1985 and increased in subsequent years, and pursuant to a tender offer during the period November 5, 1986 through December 4, 1986. As of December 31, 2005, 4,885,250 shares remained under the current purchase authorization.
The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2005	2004	2003

Shares purchased:
Number	3,588,738	—	—
Total cost (thousands)	$228,479	$—	$—
Average cost	$63.67	$—	$—

Shares in treasury at year end:
Number	39,378,985	37,045,535	37,894,479
Average cost	$19.94	$15.32	$15.17

Note 14 Other Comprehensive Income (Loss)
Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Historically, other comprehensive income (loss) includes fair value adjustments to cash flow hedges pertaining to our commodity swap and option contracts to purchase natural gas and minimum pension liability adjustments. The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders’ Equity, net of applicable taxes.
The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003 is summarized as follows (in thousands of dollars):

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	Benefit	Amount

December 31, 2005
Reclassification adjustment for cash flow hedge amounts included in net earnings	$99	$(37)	$62
Minimum pension liability adjustment	(1,564)	598	(966)

Total other comprehensive income (loss)	$(1,465)	$561	$(904)

December 31, 2004
Fair value adjustment to cash flow hedges	$(9,396)	$3,534	$(5,862)
Less reclassification adjustment for amounts included in net earnings	5,051	(1,900)	3,151
Minimum pension liability adjustment	(2,020)	773	(1,247)

Total other comprehensive income (loss)	$(6,365)	$2,407	$(3,958)

December 31, 2003
Fair value adjustment to cash flow hedges	$(5,922)	$2,247	$(3,675)
Less reclassification adjustment for amounts included in net earnings	6,262	(2,376)	3,886

Total other comprehensive income (loss)	$340	$(129)	$211

The majority of the above other comprehensive income (loss) related to our Chemicals business (natural gas hedges); as such, this portion was eliminated cumulatively as a result of the sale of the Chemicals business.
Note 15 Enterprise Data — Continuing Operations
Our reportable segments are organized around products and services. Due to the sale of our Chemicals business as described in Note 2, we have one reportable segment, Construction Materials, which constitutes continuing operations.
We produce and sell aggregates and related products and services in seven regional divisions. All these divisions exhibit similar economic characteristics, product processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Accordingly, they have been aggregated into one reporting segment for financial statement purposes. During 2005, we served markets in 22 states, the District of Columbia and Mexico with a full line of aggregates, and 2 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.
Because the majority of our activities are domestic, assets outside the United States are not material. We sell a relatively small amount of construction aggregates outside the United States. Nondomestic net sales were $13,490,000 in 2005, $7,580,000 in 2004 and $6,884,000 in 2003. Net sales by product are summarized below (in millions of dollars):

	2005	2004	2003

Net Sales by Product
Aggregates	$1,884.0	$1,622.1	$1,507.4
Asphaltic products and placement	375.3	286.5	287.7
Concrete	252.1	225.0	207.9
Other	103.6	79.6	83.9

Total	$2,615.0	$2,213.2	$2,086.9

Note 16 Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2005	2004	2003

Cash payments:
Interest (exclusive of amount capitalized)	$37,331	$44,191	$54,409
Income taxes	211,985	90,129	47,890

Noncash investing and financing activities:
Amounts referable to business acquisitions:
Liabilities assumed	4,684	—	—
Noncash proceeds from the sale of the Chemicals business:
Earn-outs (Note 2)	127,979	—	—
Working capital adjustments	14,255	—	—

Note 17 Accounting Change
2003 — FAS 143
On January 1, 2003, we adopted FAS 143, “Accounting for Asset Retirement Obligations.” FAS 143 applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.
FAS 143 requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.
Prior to the adoption of FAS 143, we accrued the estimated cost of land reclamation over the life of the reserves based on tons sold in relation to total estimated tons. With the adoption of FAS 143, we recorded all asset retirement obligations, at estimated fair value, for which we have legal obligations for land reclamation. Essentially all these asset retirement obligations related to our underlying land parcels, including both owned properties and mineral leases. Adoption of this accounting standard resulted in an increase in long-term assets of $44,341,000; an increase in long-term liabilities of $63,152,000; and a cumulative effect of adoption that reduced shareholders’ equity and 2003 net earnings by $18,811,000. Additionally, FAS 143 resulted in ongoing costs related to the depreciation of the assets and accretion of the liability. For the years ended December 31, we recognized operating costs related to FAS 143 as follows: 2005 — $14,867,000, including $447,000 related to discontinued operations; 2004 — $12,076,000, including $1,118,000 related to discontinued operations; and 2003 — $10,594,000, including $1,156,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold.
A reconciliation of the carrying amount of our asset retirement obligations for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2002	$—

Cumulative effect adjustment	99,259
Liabilities incurred	—
Liabilities (settled)	(8,413)
Accretion expense	5,130
Revisions up (down)	11,707

Asset retirement obligations as of December 31, 2003	$107,683

Liabilities incurred	173
Liabilities (settled)	(9,291)
Accretion expense	5,375
Revisions up (down)	4,468
Less asset retirement obligations as of December 31, 2004 classified as liabilities of assets held for sale	(17,502)

Asset retirement obligations as of December 31, 2004	$90,906

Liabilities incurred	3,767
Liabilities (settled)	(12,437)
Accretion expense	4,826
Revisions up (down)	18,712

Asset retirement obligations as of December 31, 2005	$105,774

The $99,259,000 cumulative effect portion of the asset retirement obligations was offset by amounts previously accrued under generally accepted accounting principles in effect prior to the issuance of FAS 143.
Note 18 Acquisitions
In 2005, we acquired the assets of the following businesses for cash payments of approximately $93,965,000, including acquisition costs and net of acquired cash:
•	New West Materials Co., LLC — five aggregates facilities and five asphalt plants in Arizona

•	Long Branch Quarry, LLC — an aggregates facility in Georgia

•	Critser Companies, Inc. and Northern Indiana Materials Corporation — four aggregates facilities in Indiana

•	Polk County Stone, LLC — an aggregates facility in Tennessee
The acquisition payments reported above exclude escrowed funds of $5,800,000 of contingent consideration related to the New West acquisition and $50,000 of contingent consideration related to the Polk County acquisition. Upon resolution of such contingencies, distributions to the seller, if any, will be considered additional acquisition costs.
All the 2005 acquisitions related to our Construction Materials business. As a result of these acquisitions, we recognized $18,836,000 of goodwill and $32,165,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.
Purchase price allocations for 2005 acquisitions are preliminary and subject to adjustment.
In 2004, we acquired the assets of the following businesses for cash payments of approximately $34,555,000, including acquisition costs and net of acquired cash:
•	Columbia Rock Products — an aggregates facility in Tennessee

•	Tri-State Lime and Stone, Inc. — an aggregates facility in Virginia

•	Titan Construction Materials, LLC — two aggregates facilities in Tennessee

•	Hanson Aggregates Southeast, Inc. — an aggregates facility in South Carolina
All the 2004 acquisitions related to our Construction Materials business. Goodwill recognized in these transactions totaled $20,739,000 and is expected to be fully deductible for income tax purposes.
In 2003, we acquired the assets of the following businesses for cash payments of approximately $3,543,000, including acquisition costs and net of acquired cash:
•	Hart County Stone Company — an aggregates facility in Kentucky

•	Global Stone — all assets relating to an aggregates unloading and distribution yard at the Port of Brownsville, Texas
Both of these 2003 acquisitions related to our Construction Materials business. Goodwill recognized in these transactions totaled $1,650,000 and is expected to be fully deductible for income tax purposes.
The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.
All the 2005, 2004 and 2003 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2005 and 2004, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2005 and 2004.
End of Notes to Consolidated Financial Statements

Financial Terminology
Acquisitions
The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.
Capital Employed
The sum of interest-bearing debt, other noncurrent liabilities and shareholders’ equity. Average capital employed is a 12-month average.
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
Ratio of Total Debt to Total Capital
The sum of notes payable, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and shareholders’ equity.
Shareholders’ Equity
The sum of common stock (less the cost of common stock in treasury), capital in excess of par value, retained earnings and accumulated other comprehensive income (loss), as reported in the balance sheet. Average shareholders’ equity is a 12-month average.
Short-term Debt
The sum of current interest-bearing debt, including current maturities of long-term debt and interest-bearing notes payable.
Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end-of-year data.

Net Sales, Total Revenues, Net Earnings and Earnings Per Share

Amounts in millions, except per share data	2005	2004

Net Sales
First quarter	$479.4	$431.9
Second quarter	705.3	584.7
Third quarter	749.4	649.3
Fourth quarter	680.9	547.3

Total	$2,615.0	$2,213.2

Total Revenues
First quarter	$528.6	$474.4
Second quarter	782.1	647.9
Third quarter	830.0	723.4
Fourth quarter	754.6	608.6

Total	$2,895.3	$2,454.3

Earnings from Continuing Operations Before Interest and Income Taxes
First quarter	$39.3	$41.7
Second quarter	154.2	120.4
Third quarter	175.6	147.7
Fourth quarter	131.7	100.4

Total	$500.8	$410.2

Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$21.4	$20.7
Second quarter	102.0	83.6
Third quarter	128.3	92.0
Fourth quarter	92.1	64.9

Total	$343.8	$261.2

Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.21	$0.20
Second quarter	1.00	0.82
Third quarter	1.25	0.90
Fourth quarter	0.91	0.63

Total	$3.37	$2.55

Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.21	$0.20
Second quarter	0.98	0.81
Third quarter	1.23	0.89
Fourth quarter	0.89	0.62

Total	$3.30	$2.52

Net Earnings (Loss)
First quarter	$54.4	$15.0
Second quarter	121.5	87.8
Third quarter	122.2	99.0
Fourth quarter	90.7	85.6

Total	$388.8	$287.4

Basic Net Earnings (Loss) Per Share
First quarter	$0.53	$0.15
Second quarter	1.19	0.86
Third quarter	1.19	0.97
Fourth quarter	0.90	0.83

Full year	$3.80	$2.81

Diluted Net Earnings (Loss) Per Share
First quarter	$0.52	$0.14
Second quarter	1.17	0.85
Third quarter	1.17	0.96
Fourth quarter	0.88	0.82

Full year	$3.73	$2.77