Form 10-K, Exhibit 13
period 2006-12-31
VULCAN MATERIALS CO
filed 2007-02-26
CIK 103973

EXHIBIT (13)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction
Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation’s largest producer of construction aggregates – primarily crushed stone, sand and gravel – and a major producer of asphalt mix and concrete.
Products
We operate primarily in the United States and our principal product – aggregates – is consumed in virtually all types of publicly and privately funded construction. In 2006, aggregates accounted for 70% of net sales. We shipped 255.4 million tons in 21 states, the District of Columbia and Mexico from 287 aggregates production facilities and sales yards. Our top 10 states accounted for 85% of total aggregates shipments. Reserves largely determine the ongoing viability of an aggregates business. Our current estimate of 11.4 billion tons of zoned and permitted aggregates reserves represents a net increase of 3.3 billion tons since the end of 1996. We believe that these reserves are sufficient to last, on average, 44.3 years at current annual production rates. Additionally, we produce and sell asphalt mix and concrete in California, Texas, Arizona and New Mexico. While aggregates are our primary business, we believe vertical integration between aggregates and downstream products, such as asphalt mix and concrete, can be managed effectively in certain markets to generate acceptable financial returns. As such, we evaluate the structural characteristics of individual markets to determine the appropriateness of an aggregates only or vertical integration strategy.
End Markets
Demand for our products is dependent on construction activity. The primary end uses include public construction, such as highways, bridges, airports, schools, and prisons, as well as private nonresidential (e.g., manufacturing, retail, offices, industrial and institutional) and private residential construction (e.g., single-family and multifamily).
Public – This construction end market is generally the most aggregates intensive. Historically, public sector construction spending has been more stable than in the private end markets, in part because public sector spending is less sensitive to interest rates. In 2006, publicly funded construction accounted for 44% of our total aggregates shipments. Public construction projects are typically funded through a combination of federal, state and local sources. The federal highway bill is the principal source of federal funding for public infrastructure and transportation projects. Federal highway spending is determined by a six-year authorization bill, now covering fiscal years 2004–2009, and annual budget appropriations using funds largely taken from the Federal Highway Trust Fund that receives taxes on gasoline and other levies. Specific highway and bridge projects are typically managed by state transportation departments, who obligate their portion of federal revenues and supplement this federal funding with state fuel taxes, vehicle registration fees and general fund appropriations. States also transfer funds to counties and municipalities to fund local street construction and maintenance. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. Other public infrastructure construction includes sewer and waste disposal systems, water supply systems, dams, reservoirs and government buildings. Construction for power plants and other utilities is funded from both public and private sources.
Private Nonresidential – This construction end market includes a wide array of project types and generally is more aggregates intensive than residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs and demographic trends help drive overall demand for private nonresidential construction. In 2006, private nonresidential construction accounted for 28% of our total aggregates shipments. Strong corporate profits and growth of private workforce generates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as schools, hospitals, churches and entertainment facilities. A new manufacturing facility in an area generally generates demand for other manufacturing plants to supply its parts and assemblies. Firms seeking to construct a new facility will often seek to borrow funds from banks and other financial institutions. The willingness of banks to lend has a cyclical pattern, in part dependent on their expectations for future interest rate moves.
Private Residential – Approximately 80–85% of all residential construction activity is for single-family houses with the remainder consisting of multi-family (e.g., two-family houses, apartment buildings and larger condominiums). Public housing comprises a small portion of the housing supply. Household formation is a primary driver of housing demand along with mortgage rates. In the last 10 years, households have increased 13% from 101.5 million to 114.7 million in the U.S. and 15%, on average, in the states we serve. Mortgage rates were at relatively low levels and contributed to the strong residential construction. However, in recent years, rising home prices have triggered speculative buying and made home ownership less affordable. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of the foundation, driveway or parking lot. In 2006, private residential construction accounted for 25% of our total aggregates shipments.
Other End Uses – Ballast is sold to the railroads for construction and maintenance of their track. Riprap and jetty stone are sold for erosion control along waterways. Stone also can be used as a feedstock for cement and lime plants and for making a variety of adhesives, fillers and extenders. Coal-burning power plants use limestone in their scrubbers to reduce harmful emissions. Limestone that is crushed to a fine powder also can be sold to farmers. In 2006, these other end uses accounted for 3% of our total aggregates shipments.
Customers and Competition
Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads; and electric utilities. Customers are served by truck, rail and water distribution networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature. They often consist of a single metropolitan area or one or more counties or portions

22	Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
thereof when transportation is by truck only. Truck delivery accounts for approximately 86% of our total shipments. Additionally, sales yards and other distribution facilities located on waterways and rail lines substantially increase our geographic market reach through the availability of rail and water transportation.
Zoning and permitting regulations have made it increasingly difficult for the construction aggregates industry to expand existing quarries or to develop new quarries in some markets. Although we cannot predict what governmental policies will be adopted in the future that affect the construction materials industry, we believe that future zoning and permitting costs will not have a materially adverse effect on our business. However, future land use restrictions in some markets could make zoning and permitting more difficult. Any such restrictions, while potentially curtailing expansion in certain areas, could also enhance the value of our reserves at existing locations.
We estimate that the 10 largest aggregates producers in the nation supply approximately one-third of the total national market, resulting in highly fragmented markets in some areas. Therefore, depending on the market, we may compete with a number of large regional and small local producers.
Seasonality of Our Business
Virtually all our products are produced and consumed outdoors. Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volume of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates, and demographic and population fluctuations.
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
Results of Operations
2006 versus 2005
Net sales and earnings for 2006 surpassed 2005’s record levels. Improved pricing for all key products more than offset lower shipments and resulted in a 16% increase in net sales, which exceeded $3.0 billion for the first time in our history. Aggregates pricing improved approximately 15%. The increasing demand for aggregates in a broad range of public infrastructure and nonresidential construction helped offset the correction that has occurred in residential construction. Our consistent earnings growth is a reflection of both our broad geographic and end-use markets and a pricing environment for aggregates that recognizes the high cost of reserves replacement and product distribution in high growth metropolitan markets.
Operating earnings were a record $695.1 million, an increase of 46% from the 2005 amount. Improved aggregates pricing more than offset the effects of the slight decline in aggregates shipments and higher production costs related to diesel fuel, parts, supplies and electricity. Asphalt mix and concrete earnings also increased significantly as pricing improvements exceeded the effects of lower volumes and increases in raw material costs. Compared with 2005, the cost of diesel fuel and liquid asphalt were $13.7 million and $58.8 million higher, respectively. Gross profit as a percentage of net sales was 31% for 2006, up 4 percentage points from 2005. Selling, administrative and general expenses increased $31.9 million from the prior year. Approximately one-half of the increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. During 2006, we sold the contractual rights to mine the Bellwood Quarry in Atlanta, Georgia for a pretax gain of $24.8 million, which is included in other operating (income) expense, net in the accompanying Consolidated Statements of Earnings.
Earnings from continuing operations before income taxes were $703.5 million, an increase of $223.2 million or 46% from the prior year. The 2006 earnings include a gain of $28.7 million related to the increase in the carrying value of the contingent ECU (electrochemical unit) earn-out received in connection with the sale of our Chemicals business compared with a $20.4 million gain in 2005.
Earnings from continuing operations before income taxes for 2006 versus 2005 are summarized below (in millions of dollars):

2005	$480
Higher aggregates earnings	165
Higher asphalt mix earnings	45
Higher earnings for all other products	23
Higher selling, administrative and general expenses	(32)
Gain on sale of contractual rights to mine	25
Higher gain on contingent ECU earn-out	8
All other	(11)

2006	$703

Earnings from continuing operations increased to $4.79 per diluted share from $3.30 per diluted share in 2005.
Vulcan Materials Company and Subsidiary Companies          23

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2005 versus 2004
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
Operating earnings were a record $476.4 million, an increase of 19% from the prior-year amount. The earnings benefit from higher aggregates pricing and volumes more than offset increased costs for diesel fuel, parts and supplies, and maintenance. Higher prices for asphalt mix and concrete more than offset cost increases for raw materials such as liquid asphalt and cement. Cost for diesel fuel was $33.5 million higher as compared with 2004. Selling, administrative and general expenses increased $36.2 million due primarily to performance-based compensation plans, which accounted for $24.8 million of the increase from 2004. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflected lower real estate sales in California.
Earnings from continuing operations before income taxes were $480.2 million, an increase of 28% from the prior year. Included in the 2005 earnings is a $20.4 million increase in the carrying value of the contingent ECU earn-out related to the sale of our Chemicals business. Net interest expense was approximately $14.0 million lower due primarily to higher average balances on short- and medium-term investments and the retirement of $243.0 million of debt in April 2004.
Earnings from continuing operations before income taxes for 2005 versus 2004 are summarized below (in millions of dollars):

2004	$376
Higher aggregates earnings	111
Higher asphalt mix earnings	9
Higher selling, administrative and general expenses	(36)
Lower gains on sale of property, plant and equipment	(16)
Gain on contingent ECU earn-out	20
Lower net interest expense	14
All other	2

2005	$480

Earnings from continuing operations increased to $3.30 per diluted share from $2.52 per diluted share in 2004.
Selling, Administrative and General
Selling, administrative and general expenses were $264.4 million in 2006 compared with $232.5 million in the prior year. Approximately one-half of this 14% increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” [FAS123(R)], which requires the expensing of stock options. Adoption of this standard resulted in a pretax charge of approximately $9.3 million related to stock options, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per diluted share in 2006. Selling, administrative and general expenses as a percentage of net sales, were 8.7%, down from the prior year’s 8.9%. In 2005, selling, administrative and general expenses increased 18% from the 2004 level due primarily to performance-based compensation plans. Compensation expense under these plans was influenced by the degree to which business performance targets were achieved. One of the plans, the performance share plan, was also affected by stock price, which increased 24% in 2005. As a percentage of net sales, selling, administrative and general expenses for 2005 were flat with the prior year at 8.9%.
Impairment of Long-lived Assets
During 2006, we recorded asset impairment losses totaling $0.2 million related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations. During 2005, we recorded asset impairment losses totaling $0.7 million related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations. During 2004, we recorded no asset impairment losses for continuing operations. Asset impairment losses are included within the total of other operating (income) expense, net in our Consolidated Statements of Earnings.
Gain on Sale of Property, Plant and Equipment
During 2006, we recorded gains on the sale of property, plant and equipment of $5.6 million, a decrease of $2.7 million from the prior year. In 2005, gains on the sale of property, plant and equipment of $8.3 million were down $15.5 million from the 2004 level. In 2004, gains on the sale of property, plant and equipment included a large real estate sale in California as well as the sale of asphalt mix, concrete and highway construction operations in Chattanooga, Tennessee. In 2005, gains on the sale of property, plant and equipment reflected lower real estate sales in California. As none of these asset sales met the definition of a “component of an entity” as described in SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the gains were reported in continuing operations.
Other Operating (Income) Expense, Net
Other operating income, net of other operating expense, increased $29.8 million to $21.9 million in 2006. The increase in income was principally due to a $24.8 million pretax gain from the sale of contractual rights to mine the
24      Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Bellwood Quarry in Atlanta, Georgia. In 2005, other operating expense, net decreased $1.0 million compared with 2004 due primarily to lower costs associated with idle equipment taken out of service and lower charges for old equipment scrapped due to plant rebuilds and site closings, partially offset by an increase in environmental remediation costs.
Other Income, Net
In 2006, other income, net of other charges, was $28.5 million, $4.1 million higher than the prior year. The 2006 increase was due primarily to the ECU earn-out. We recognized a $28.7 million gain related to the ECU earn-out in 2006 compared with a $20.4 million gain in 2005. In 2005, other income was $16.1 million higher than 2004 due to the above-mentioned $20.4 million ECU earn-out gain. This earn-out agreement is accounted for as a derivative instrument, with any gains or losses recorded as other income or charges in continuing operations. For additional information regarding this ECU earn-out, see Note 5 to the consolidated financial statements.
Interest Income
Interest income was $6.2 million in 2006, a decrease of $10.4 million from 2005. The decrease resulted from lower average cash and cash equivalents and medium-term investments balances during 2006. Interest income was $16.6 million in 2005 compared with $5.6 million in 2004 due to higher interest rates and higher average balances for the total of cash and cash equivalents and medium-term investments.
Interest Expense
Interest expense was $26.3 million in 2006 compared with the 2005 amount of $37.1 million. The $10.8 million decrease was due primarily to the February 2006 retirement of $240.0 million of 6.40% five-year notes issued in 2001, partially offset by increased commercial paper borrowings. Excluding capitalized interest credits, gross interest expense for 2006 was $31.3 million compared with $39.1 million in the prior year. In 2005, interest expense decreased $3.2 million from the $40.3 million reported in 2004 due primarily to the retirement of $243.0 million of debt in April 2004. Excluding capitalized interest credits, gross interest expense was $39.1 million compared with $42.3 million in 2004.
Income Taxes
Our 2006 effective tax rate for continuing operations was 32.1%, up from 28.4% in 2005. This increase principally reflects a smaller reduction during 2006 in estimated income tax liabilities for prior years and a nonrecurring favorable settlement of federal refund claims in 2005. The 2005 rate for continuing operations was down 2.0 percentage points from the 2004 rate of 30.4%. This decrease principally reflected a reduction in estimated income tax liabilities for prior years, a favorable settlement of federal refund claims and the benefit from the U.S. Production Activities Deduction that went into effect in 2005.
Discontinued Operations
In 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.
The transaction, which was structured as a sale of assets, involved initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. Accordingly, financial results referable to our Chemicals business are reported in discontinued operations for all periods presented. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including the two contingent earn-outs, to exceed the carrying amount of the net assets sold, no gain from the disposal transaction was recognized during 2005 or 2006 as accounting requirements preclude the recognition of contingent gains. Ultimately, gain or loss on disposal will be recognized to the extent that total receipts under the 5CP earn-out (as described on page 30 under the caption Market Risk) exceed or fall short of the amount recognized at closing.
Pretax operating results from discontinued operations were a loss of $16.6 million in 2006 compared with earnings of $83.7 million in 2005. The 2006 operating results reflect charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals business. Included in these costs are approximately $7.4 million in contingency accruals related to a lawsuit filed by the city of Modesto, California (see Note 12 to the consolidated financial statements). The 2005 operating results reflected approximately five months of operations prior to closing the sale and included approximately $18.1 million of pretax exit and disposal costs. For additional information regarding discontinued operations, see Note 2 to the consolidated financial statements.
Accounting Change
On January 1, 2006, we adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6). In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. The January 1, 2006 adoption of EITF 04-6 resulted in an increase in current assets (finished product inventory) of $16.8 million; a decrease in other assets (capitalized quarrying costs) of $0.7 million; an increase in deferred tax liabilities of $3.9 million; and a cumulative effect of adoption that increased retained earnings by $12.2 million.
Vulcan Materials Company and Subsidiary Companies           25

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2007 Outlook
Continuing Operations
We remain confident in our ability to continue strong earnings growth in 2007. Overall, we expect earnings from continuing operations for 2007 to be in the range from $5.51 to $5.91 per diluted share. In January 2007, we closed a real estate sale transaction in California that resulted in a net after-tax gain of $0.25 per diluted share, which is included in our guidance. Our current earnings outlook is based on overall aggregates price improvements in the range of 10% to 11%, a decrease in the average unit cost for diesel fuel compared with 2006 and aggregates shipments that are in line with 2006.
Broader economic factors such as low interest rates, job growth, falling office vacancy rates and the solid fiscal condition of most states should continue to aid the more aggregate-intensive infrastructure and private nonresidential end use markets in 2007. Overall demand for aggregates in our markets should remain relatively stable. The residential construction slowdown in the U.S. continued in the fourth quarter of 2006 and contributed to lower aggregates shipments for the year. However, with mortgage interest rates still at relatively low historical levels and household formations increasing in high growth markets, residential construction has the potential to stabilize by the second half of 2007.
Aggregates demand from highway construction in the markets we serve should increase in 2007, primarily as a result of higher state spending levels and moderating liquid asphalt costs. In 2006, construction cost inputs for highway projects increased significantly, particularly liquid asphalt and diesel fuel, resulting in some delays for new contract awards.
We believe private nonresidential construction will continue to improve in 2007. This end market includes a wide array of project types and generally is more aggregates intensive than private residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs and demographic trends help drive demand for this type of construction.
Discontinued Operations
During 2005, we sold our former Chemicals business. Costs related to retained liabilities, primarily environmental and general and product liability, are expected to result in a small loss in discontinued operations for 2007.
Liquidity and Capital Resources
We believe we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future including debt service obligations, cash contractual obligations, capital expenditures, dividend payments, stock purchases and potential future acquisitions.
Cash Flows
Net cash provided by operating activities (including discontinued operations) totaled $579.3 million in 2006, an increase of $106.2 million or 22% as compared with 2005. The increase primarily resulted from higher net earnings of $78.8 million and a decrease in contributions to pension plans of $27.7 million.
Cash provided by operating activities during 2005 includes $15.3 million referable to tax benefits from the exercise of stock options. During 2006, such tax benefits are classified as financing activities pursuant to FAS 123(R). Additional disclosures regarding the adoption of FAS 123(R) are presented in Note 1 to the consolidated financial statements under the heading Share-based Compensation (pages 47 to 48).
Net cash used for investing activities totaled $105.0 million in 2006 compared with $149.2 million in 2005. The decrease in net cash used for investing activities is principally due to net activity in our medium-term investment program, which contributed $171.1 million to the overall change, a decrease in business acquisitions of $73.4 million, and $24.8 million in net proceeds from the sale of contractual rights. These favorable contributors were partially offset by an increase of $219.6 million used for purchases of property, plant and equipment primarily related to production capacity and efficiency improvements. During 2006, proceeds from the sale of our Chemicals business of $141.9 million include payments received under the ECU and 5CP earn-outs as well as amounts received in connection with working capital adjustments.
Net cash used for financing activities increased to $694.3 million in 2006 compared with $320.3 million in 2005. Cash used to purchase our common stock increased $294.3 million, cash payments to retire debt obligations increased $260.9 million, and dividends paid increased $25.9 million. These increases in cash used for financing activities were offset by net short-term borrowings of $198.9 million during 2006.
26           Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, while maintaining debt ratios within what we believe to be prudent and generally acceptable limits.
Working Capital
Working capital, the excess of current assets over current liabilities, totaled $237.7 million at December 31, 2006, a decrease of $348.0 million from the $585.7 million level at December 31, 2005. The decrease in working capital primarily results from the use of cash to purchase our common stock and property, plant and equipment. During 2006, combined cash and medium-term investment balances decreased $395.0 million, stock and $435.2 million was used to purchase property, plant and equipment. As of December 31, 2006, we have $760.0 million in bank lines of credit, of which $2.5 million was drawn. Bank lines of credit serve as liquidity support when we issue commercial paper.
Working capital totaled $585.7 million at December 31, 2005, down $405.6 million from the 2004 level. The 2005 decrease resulted primarily from a $268.8 million increase in current maturities of long-term debt primarily attributable to debt that matured February 2006, a net decrease in assets and liabilities of assets held for sale of $269.8 million referable to the sale of our Chemicals business, and an increase in all other current liabilities of $71.9 million. These contributors to the decrease in working capital year over year were partially offset by an increase of $194.8 million in accounts and notes receivable, including $105.7 million referable to contingent earn-outs, and an increase in inventories of $20.6 million.
Capital Expenditures
Capital expenditures, which exclude business acquisitions, totaled $458.9 million in 2006, up $224.6 million from the 2005 level of $234.3 million. Much of the increase in spending over the 2005 level was for projects to lower operating costs, the acquisition of new reserves and additional production and distribution assets in key markets. As explained on page 71, we classify our capital expenditures into three categories based on the predominant purpose of the project. In 2006, profit-adding projects accounted for $232.9 million or 51% of the 2006 spending.
Commitments for capital expenditures were $72.5 million at December 31, 2006. We expect to fund these commitments using available cash or internally generated cash flow.
Acquisitions
In 2006, the total purchase price of acquisitions amounted to $20.5 million, down $73.5 million from the prior year. Acquisitions completed during 2006 included an aggregates production facility and asphalt mix plant in Indiana, an aggregates production facility in North Carolina and an aggregates production facility in Virginia. The 2005 acquisitions included five aggregates production facilities and five asphalt mix plants in Arizona, one aggregates production facility in Georgia, four aggregates production facilities in Indiana and one aggregates production facility in Tennessee.
Short-term Borrowings and Investments
Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2006	2005	2004

Short-term investments:
Cash equivalents	$50,374	$273,315	$259,522
Medium-term investments	—	175,140	179,210

Total short-term investments	$50,374	$448,455	$438,732

Short-term borrowings:
Bank borrowings	$2,500	$—	$—
Commercial paper	196,400	—	—

Total short-term borrowings	$198,900	$—	$—

Net short-term (borrowings) investments	$(148,526)	$448,455	$438,732

We were a net short-term borrower during most of 2006 and ended the year in a short-term borrowed position of $148.5 million. In 2006, total short-term borrowings reached a peak of $236.8 million and amounted to $198.9 million at year end. Throughout 2005, we were a net short-term investor and ended the year in a short-term invested position of $448.5 million. After reaching a high of $65.0 million, there were no short-term borrowings at year-end 2005. In 2004 we were a net short-term investor and ended the year in a short-term invested position of $438.7 million. After reaching a high of $48.0 million, there were no short-term borrowings at year-end 2004.
Vulcan Materials Company and Subsidiary Companies            27

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Short-term borrowings outstanding as of December 31, 2006 of $198.9 million consisted of $2.5 million of bank borrowings at 5.575% maturing January 2007 and $196.4 million of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. We plan to reissue most, if not all, of these notes when they mature. There were no short-term borrowings outstanding as of December 31, 2005 and 2004. Periodically, we issue commercial paper for general corporate purposes, including working capital requirements. We plan to continue this practice from time to time as circumstances warrant.
Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $760.0 million were maintained at the end of 2006, of which $2.5 million was drawn. As of December 31, 2006, our commercial paper was rated A-1 and P-1 by Standard & Poor’s and Moody’s Investors Service, Inc. (Moody’s), respectively.
Current Maturities
Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2006	2005	2004
6.40% 5-year notes issued 2001*	$—	$239,535	$(80)
Private placement notes	—	32,000	—
Medium-term notes	—	—	2,000
Other notes	630	532	1,306

Total	$630	$272,067	$3,226

*	Includes a decrease in valuation for the fair value of short-term interest rate swaps, as follows: December 31, 2005 – $465 thousand and December 31, 2004 – $80 thousand.
Scheduled debt payments during 2006 included $240.0 million (listed in the table above net of the $0.5 million decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32.0 million in December to retire 10-year private placement notes issued in 1996. Scheduled debt payments during 2005 included $2.0 million in November to retire an 8.07% medium-term note issued in 1991.
Maturity dates for our $0.6 million of current maturities as of December 31, 2006 are various. We expect to retire this debt using available cash or by issuing commercial paper.
Debt and Capital
During 2006, long-term debt was reduced by $1.3 million to $322.1 million, compared with a net reduction of $281.1 million in 2005. The 2005 reduction reflected the reclassification of $272.1 million from long-term debt to current maturities. During the three-year period ended December 31, 2006, long-term debt decreased cumulatively by $285.6 million from the $607.7 million outstanding at December 31, 2003. At year end, the weighted-average interest rates on our long-term debt were 6.42% in 2006, 6.43% in 2005 and 6.41% in 2004.
During the same three-year period, shareholders’ equity, net of dividends of $369.0 million, increased by $198.3 million to $2.001 billion.
The calculations of our total debt as a percentage of total capital are summarized below (amounts in thousands, except percentages):

	2006	2005	2004
Debt:
Current maturities of long-term debt	$630	$272,067	$3,226
Short-term borrowings	198,900	–	–
Long-term debt	322,064	323,392	604,522

Total debt	$521,594	$595,459	$607,748

Capital:
Total debt	$521,594	$595,459	$607,748
Shareholders’ equity	2,001,111	2,126,541	2,013,975

Total capital	$2,522,705	$2,722,000	$2,621,723

Total debt as a percentage of total capital	20.7%	21.9%	23.2%

In the future, our total debt as a percentage of total capital will depend on specific investment and financing decisions. We believe our cash-generating capability, combined with our financial strength and geographic diversification, can comfortably support a target range of 35% to 40%. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash flow or issuing debt or equity securities.
As of December 31, 2006, Standard & Poor’s and Moody’s rated our public long-term debt at the A+ and A1 level, respectively. Both Standard & Poor’s and Moody’s have assigned a stable outlook to our long-term debt ratings.
28           Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Contingent Credit Facilities
Our obligations to make future payments under contracts as of December 31, 2006 are summarized in the table below (in millions of dollars):

		Payments Due by Year
	Note Reference	Total	2007	2008–2009	2010–2011	Thereafter
Cash Contractual Obligations
Short-term borrowings:
Principal payments	Note 6	$198.9	$198.9	$—	$—	$—
Interest payments		0.4	0.4	—	—	—
Long-term debt:
Principal payments	Note 6	321.4	0.7	283.7	20.3	16.7
Interest payments	Note 6	64.2	20.6	31.1	6.1	6.4
Operating leases	Note 7	80.1	16.6	25.4	13.5	24.6
Mineral royalties	Note 12	91.5	11.4	18.2	11.0	50.9
Unconditional purchase obligations:
Capital	Note 12	72.5	72.5	—	—	—
Noncapital[1]	Note 12	89.5	29.3	20.9	12.2	27.1
Benefit plans[2]	Note 10	416.5	31.7	69.6	78.0	237.2

Total cash contractual obligations[3]		$1,335.0	$382.1	$448.9	$141.1	$362.9

1	Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

2	Payments in “Thereafter” column for benefit plans are for the years 2012–2016.

3	The above table excludes discounted asset retirement obligations in the amount of $114.8 million at December 31, 2006, the majority of which have an estimated settlement date beyond 2011 (see Note 17 to the Consolidated Financial Statements).
We estimate cash requirements for income taxes in 2007 to be $290.0 million.
We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.
Our contingent credit facilities as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount and Year of Expiration
	Total Facilities	2007	2008–2009	2010–2011	Thereafter
Contingent Credit Facilities
Lines of credit	$760.0	$210.0	$—	$550.0	$—
Standby letters of credit	66.7	66.7	—	—	—

Total contingent credit facilities	$826.7	$276.7	$—	$550.0	$—

Bank lines of credit amounted to $760.0 million, of which $210.0 million expires in 2007, and $550.0 million expires in 2011. As of December 31, 2006, $2.5 million of the lines of credit were drawn.
We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.
Vulcan Materials Company and Subsidiary Companies            29

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our standby letters of credit as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$16.2	One year	Renewable annually
Payment surety required by contract	14.9	—	February 2007
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/restoration requirements	35.5	One year	Renewable annually

Total standby letters of credit	$66.7

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
The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2006	2005	2004

Shares purchased:
Number	6,757,361	3,588,738	—
Total cost (millions)	$522.8	$228.5	$—
Average cost	$77.37	$63.67	$—
Shares in treasury at year end:
Number	45,098,644	39,378,985	37,045,535
Average cost	$28.78	$19.94	$15.32
The number of shares remaining under the current purchase authorization of the Board of Directors was 3,455,539 as of December 31, 2006.
Market Risk
We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce these market risks, we may utilize derivative financial instruments.
We are exposed to risk related to the ultimate proceeds to be received from the sale of the Chemicals business. As described in Note 2 to the consolidated financial statements, in addition to the initial proceeds, we are entitled to receive annual cash receipts under two separate earn-outs, subject to certain conditions. The first earn-out is based on ECU and natural gas prices during the five-year period beginning July 1, 2005. Payments to us pursuant to this ECU earn-out are capped at $150 million and it is accounted for as a derivative instrument. Accordingly, it is reported at fair value and changes, if any, to the fair value of the ECU derivative are recorded in current earnings from continuing operations. Future estimates of this derivative’s fair value could vary materially from period to period. The determination of the fair value of the ECU derivative is discussed in greater detail within the Critical Accounting Policies section of this annual report on pages 32 and 33. Proceeds under the second earn-out are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the June 7, 2005 sale through 2012. Although we expect the total proceeds received in connection with the sale of our Chemicals business, including contingent proceeds under the two earn-outs, to exceed the carrying amount of the net assets sold, no gain on the sale was recognized since SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. The combined carrying amount of these earn-outs (reflected in accounts and notes receivable – other and other noncurrent assets in the accompanying Consolidated Balance Sheets) as of December 31, 2006 and December 31, 2005 was $49.5 million and $148.4 million, respectively. The $98.9 million decrease in the combined carrying amount during 2006 was due primarily to cash receipts totaling $131.8 million under the 5CP and ECU earn-outs, partially offset by a gain of $28.7 million on the ECU earn-out (reflected as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2006). The $20.2 million increase in the combined carrying amount from the June 7, 2005 closing to December 31, 2005 was due primarily to a $20.4 million gain on the ECU earn-out, which is included as a component of other income, net of other charges, in our Consolidated Statements of Earnings for the year ended December 31, 2005.
We are exposed to interest rate risk due to our various long-term debt instruments. Substantially all this debt is at fixed rates; therefore, a decline in interest rates would result in an increase in the fair market value of the liability. At times, we use interest rate swap agreements to manage this risk. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50.0 million. Under this agreement, we paid a variable London Interbank Offered Rate (LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty. The six-month LIBOR approximated 4.70% at December 31, 2005 and 2.78% at December 31, 2004. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240.0 million. The realized gains and losses upon settlement
30           Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. For the prior periods presented, the estimated fair values of this agreement were as follows: December 31, 2005 –$0.5 million unfavorable and December 31, 2004 – $0.2 million unfavorable.
We have used commodity swap and option contracts to reduce our exposure to fluctuations in prices for natural gas in our discontinued operations – Chemicals business. We had no such contracts outstanding as of December 31, 2006 and December 31, 2005. The fair values of these contracts were $0.1 million unfavorable as of December 31, 2004.
We do not enter into derivative financial instruments for speculative or trading purposes.
At December 31, 2006, the estimated fair market value of our long-term debt instruments including current maturities was $333.2 million as compared with a book value of $322.7 million. The effect of a hypothetical decline in interest rates of 1% would increase the fair market value of our liability by approximately $8.3 million.
We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this annual report on page 34.
New Accounting Standards
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006; we adopted FIN 48 as of January 1, 2007. We do not expect the adoption of FIN 48 to have a material effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method and is effective for fiscal years beginning after December 15, 2006. The FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. We adopted FSP AUG AIR-1 as of January 1, 2007 using the deferral method as prescribed by the Airline Guide. Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul. We estimate that the retrospective application using the deferral method will result in the following changes to the January 1, 2005 Consolidated Balance Sheet: an increase in noncurrent assets of $1.2 million; a decrease in current liabilities of $7.0 million; a decrease in deferred tax assets of $2.6 million; and an increase in retained earnings of $5.6 million. The retrospective application of FSP AUG AIR-1 will not have a material effect on our 2005 and 2006 Consolidated Statements of Earnings. Furthermore, the adoption of FSP AUG AIR-1 will not have a material effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007; we expect to adopt FAS 157 as of January 1, 2008.
In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the rollover, also known as the current-period or income-statement approach, and the iron curtain, also known as the cumulative or balance-sheet approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors. The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial
Vulcan Materials Company and Subsidiary Companies            31

Management’s Discussion and Analysis of Financial Condition and Results of Operations
statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of a company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron curtain and the rollover approaches. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 had no effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a postretirement benefit plan as an asset or liability in its balance sheet, recognize changes in funded status in the year in which the changes occur through comprehensive income and measure the plan assets and benefit obligations as of the date of its year-end balance sheet. The funded status of a benefit plan is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement benefit plans. Prior to the effective date of FAS 158, information about the overfunded or underfunded status of benefit plans was disclosed in the notes to the financial statements. Under FAS 158, an employer is required to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106). Prior to the effective date of FAS 158, the recognition of these gains or losses and prior service costs or credits was delayed, and such amounts were presented in the notes to the financial statements as a reconciling difference between the funded status of a benefit plan and the amount recognized in an employer’s balance sheet. Amounts recognized in accumulated other comprehensive income pursuant to FAS 158 will be adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 and FAS 106.
The FAS 158 requirement to recognize the funded status of a benefit plan in an employer’s balance sheet was effective as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. Our December 31, 2006 adoption of the recognition provisions of FAS 158 resulted in an increase to our noncurrent prepaid pension asset of $8.9 million, an increase to our noncurrent pension and postretirement liabilities of $11.8 million, an increase to deferred tax assets of $1.1 million and a charge to the ending balance of accumulated other comprehensive income of $1.8 million, net of tax. The adoption of the recognition provisions of FAS 158 had no impact on our results of operations or cash flows for the year ended December 31, 2006. We are currently evaluating the timing of our adoption of the measurement date provisions of FAS 158 and the estimated impact such adoption will have on our financial statements.
Critical Accounting Policies
We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 44 through 51. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.
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
FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of future cash flows. The current and long-term portions are reflected in accounts and notes receivable – other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets. Cash receipts from the ECU earn-out totaled $127.9 million in 2006, and the fair value of the ECU earn-out was $20.2 million and $119.4 million at December 31, 2006 and 2005, respectively.
The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments as described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and
32 Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between expected future prices and actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary from period to period. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5 to the consolidated financial statements.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
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
Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.
For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17 to the consolidated financial statements.
Pension and Other Postretirement Benefits
We follow the guidance of FAS 87, FAS 106 and FAS 158 when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 (see page 32 for a detailed description), partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106. The primary assumptions are as follows:
•	Discount Rate – The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

•	Expected Return on Plan Assets – We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

•	Rate of Compensation Increase – For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits – We project the expected increases in the cost of covered healthcare benefits.
Beginning in 2005, we accelerated the date for actuarial measurement of our pension and other postretirement benefit obligations from December 31 to November 30.
During 2006, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.
Vulcan Materials Company and Subsidiary Companies 33

Management’s Discussion and Analysis of Financial Condition and Results of Operations
In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2006, the discount rate for our plans decreased to 5.70% from 5.75% at November 30, 2005 for purposes of determining our liability under FAS 87 (pensions) and remained 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2006, the expected return on plan assets remained 8.25%.
In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2006, the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.
In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2006, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2007, decreasing 1.0% per year until reaching 5.0% in 2011 and remaining level thereafter.
Changes to the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a hypothetical change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	in Benefit Obligation	in Benefit Cost	in Benefit Obligation	in Benefit Cost

Actuarial Assumptions
Discount rate:
Pension	$(38.3)	$(2.4)	$42.6	$2.8
Other postretirement benefits	(3.7)	(0.2)	4.0	0.2
Expected return on plan assets	not applicable	(2.7)	not applicable	2.7
Rate of compensation increase (for salary-related plans)	9.1	1.3	(8.0)	(1.3)
Rate of increase in the per capita cost of covered healthcare benefits	4.4	0.7	(3.9)	(0.6)
As of the November 30, 2006 measurement date, the pension plans’ fair value of assets increased from $557.0 million to $611.1 million due primarily to favorable investment returns. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the “market-related value,” which recognizes changes in fair value averaged on a systematic basis over five years.
As a result of the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, during 2006, we recognized a settlement charge of $0.8 million representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. Additionally, during 2005 we recognized an acceleration of a portion of the current unrecognized prior service cost of $1.5 million (curtailment loss) for the pension plans and a benefit of $0.2 million (curtailment gain) for the postretirement medical and life insurance plans in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88). In addition, we granted special termination benefits in relation to the divestiture, including immediate vesting of pension benefits and an extension of eligibility for enhanced early retirement pension benefits and postretirement medical benefits. These benefits have been treated as special termination benefits under FAS 88 and resulted in one-time, noncash charges during 2005 of $5.6 million for the pension plans and $0.8 million for the postretirement medical plans. For 2005, the divestiture reduced our pension and other postretirement benefits expense by approximately $2.1 million and $1.6 million, respectively. As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively.
During 2007, we expect to recognize net periodic pension expense of approximately $8.6 million and net periodic postretirement costs of approximately $9.5 million compared with $9.3 million and $8.7 million, respectively, in 2006. This expectation is based on changes to our actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses. Normal cash payments made for pension benefits in 2007 under the unfunded plans are estimated at $1.6 million. We expect to make no contributions to the funded pension plans during 2007.
The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among other provisions. Funding requirements
34 Vulcan Materials Company and Subsidiary Companies

Management’s Discussion and Analysis of Financial Condition and Results of Operations
under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008.
For additional information regarding pension and other postretirement benefits, see Note 10 to the consolidated financial statements.
Environmental Compliance
We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2006 the spread between the minimum and maximum loss in the range was $8.3 million. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.
Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2.0 million per occurrence, and automotive and general/ product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.
Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs due to their unique nature are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $45.2 million, $42.5 million and $45.6 million as of December 31, 2006, 2005 and 2004, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2006 were discounted at 3.56%. As of December 31, 2006, the undiscounted amount was $49.2 million as compared with the discounted liability of $45.2 million. Expected payments (undiscounted) for the next five years are projected as follows: 2007, $19.5 million; 2008, $8.2 million; 2009, $6.3 million; 2010, $4.4 million; and 2011, $3.1 million.
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
APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.
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
A number of years may elapse before a particular matter for which we have recorded a contingent liability is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the
Vulcan Materials Company and Subsidiary Companies 35

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Internal Revenue Service concluded an audit of our 2002 and 2003 tax years in the fourth quarter of 2006. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the period of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2006, the accrual for tax contingencies was $9.5 million. Our tax contingency accruals are presented in the balance sheet within current liabilities.
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
The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this deduction on the 2006 and 2005 effective tax rates is reflected in Note 9 of the consolidated financial statements.
Special Note Regarding Forward-looking Information
Our disclosures and analyses in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Specifically, forward-looking statements are set forth in the “Looking Forward” section of the Letter to Shareholders and the section of Management’s Discussion and Analysis entitled “2007 Outlook.” Whenever possible, we have identified these forward-looking statements by words such as “anticipate,” “may,” “believe,” “estimate,” “project,” “expect,” “intend” and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received under two earn-outs contained in the agreement for the divestiture of our Chemicals business; our ability to manage and successfully integrate acquisitions; and other assumptions, risks and uncertainties set forth in our Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.
36 Vulcan Materials Company and Subsidiary Companies

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
Under management’s supervision, an evaluation of the design and effectiveness of Vulcan Materials Company’s internal control over financial reporting was conducted based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Vulcan Materials Company’s internal control over financial reporting was effective as of December 31, 2006.
Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Vulcan Materials Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of Vulcan Materials Company’s internal control over financial reporting as of December 31, 2006. Deloitte & Touche LLP’s report, which expresses unqualified opinions on management’s assessment and on the effectiveness of Vulcan Materials Company’s internal control over financial reporting, is included herein.

Donald M. James	Daniel F. Sansone
Chairman and	Senior Vice President,
Chief Executive Officer	Chief Financial Officer

February 26, 2007
Vulcan Materials Company and Subsidiary Companies 37

Report of Independent Registered Public Accounting Firm – Internal Control Over Financial Reporting
The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Vulcan Materials Company and its subsidiary companies (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 26, 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the adoption of SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”
Birmingham, Alabama
February 26, 2007
38 Vulcan Materials Company and Subsidiary Companies

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements
The Board of Directors and Shareholders of Vulcan Materials Company:
We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, during 2006, the Company adopted SFAS 123(R), “Share-Based Payment;” SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R);” and EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Birmingham, Alabama
February 26, 2007
Vulcan Materials Company and Subsidiary Companies      39

Consolidated Statements of Earnings

For the years ended December 31	2006	2005	2004

Amounts and shares in thousands, except per share data
Net sales	$3,041,093	$2,614,965	$2,213,160
Delivery revenues	301,382	280,362	241,175

Total revenues	3,342,475	2,895,327	2,454,335

Cost of goods sold	2,109,099	1,906,489	1,630,487
Delivery costs	301,382	280,362	241,175

Cost of revenues	2,410,481	2,186,851	1,871,662

Gross profit	931,994	708,476	582,673
Selling, administrative and general expenses	264,396	232,531	196,352
Gain on sale of property, plant and equipment, net	5,557	8,295	23,801
Other operating (income) expense, net	(21,904)	7,862	8,189

Operating earnings	695,059	476,378	401,933
Other income, net	28,541	24,378	8,314
Interest income	6,171	16,627	5,599
Interest expense	26,310	37,146	40,280

Earnings from continuing operations before income taxes	703,461	480,237	375,566
Provision for income taxes
Current	221,094	132,250	107,200
Deferred	4,869	4,152	7,153

Total provision for income taxes	225,963	136,402	114,353

Earnings from continuing operations	477,498	343,835	261,213
Discontinued operations (Note 2)
Earnings (loss) from results of discontinued operations	(16,624)	83,683	48,839
Minority interest in earnings of a consolidated subsidiary	—	(11,232)	(9,037)
Income tax benefit (provision)	6,660	(27,529)	(13,630)

Earnings (loss) on discontinued operations, net of income taxes	(9,964)	44,922	26,172

Net earnings	$467,534	$388,757	$287,385

Basic earnings (loss) per share
Earnings from continuing operations	$4.89	$3.37	$2.55
Discontinued operations	$(0.10)	$0.43	$0.26
Net earnings per share	$4.79	$3.80	$2.81
Diluted earnings (loss) per share
Earnings from continuing operations	$4.79	$3.30	$2.52
Discontinued operations	$(0.10)	$0.43	$0.25
Net earnings per share	$4.69	$3.73	$2.77

Dividends declared per share	$1.48	$1.16	$1.04
Weighted-average common shares outstanding	97,577	102,179	102,447
Weighted-average common shares outstanding, assuming dilution	99,777	104,085	103,664

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
40     Vulcan Materials Company and Subsidiary Companies

Consolidated Balance Sheets

As of December 31	2006	2005	2004

Amounts and shares in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$55,230	$275,138	$271,450
Medium-term investments	—	175,140	179,210
Accounts and notes receivable
Customers, less allowance for doubtful accounts:
2006 – $3,355; 2005 – $4,277; 2004 – $5,196	344,114	329,299	268,719
Other	47,346	147,071	12,894
Inventories	243,537	197,752	177,184
Deferred income taxes	25,764	23,184	34,433
Prepaid expenses	15,388	17,138	15,846
Assets held for sale	—	—	458,223

Total current assets	731,379	1,164,722	1,417,959
Investments and long-term receivables	6,664	6,942	7,226
Property, plant and equipment, net	1,869,114	1,603,967	1,536,493
Goodwill	620,189	617,083	600,181
Other assets	196,879	196,170	103,274

Total assets	$3,424,225	$3,588,884	$3,665,133

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities of long-term debt	$630	$272,067	$3,226
Short-term borrowings	198,900	—	—
Trade payables and accruals	154,215	142,221	95,312
Accrued salaries, wages and management incentives	74,084	68,544	45,355
Accrued interest	4,671	10,691	10,740
Current portion of income taxes	11,980	37,870	40,830
Other accrued liabilities	49,207	47,621	42,791
Liabilities of assets held for sale	—	—	188,435

Total current liabilities	493,687	579,014	426,689
Long-term debt	322,064	323,392	604,522
Deferred income taxes	287,905	275,065	348,613
Deferred management incentive and other compensation	69,966	61,779	55,108
Other postretirement benefits	85,308	69,537	70,646
Asset retirement obligations	114,829	105,774	90,906
Noncurrent self-insurance reserve	33,519	31,616	33,291
Other noncurrent liabilities	15,836	16,166	21,383

Total liabilities	1,423,114	1,462,343	1,651,158

Other commitments and contingencies (Note 12)

Shareholders’ equity
Common stock, $1 par value – 139,705 shares issued as of 2006, 2005 and 2004	139,705	139,705	139,705
Capital in excess of par value	191,695	136,675	76,222
Retained earnings	2,972,738	2,637,427	2,366,915
Accumulated other comprehensive loss	(4,953)	(2,213)	(1,309)
Treasury stock at cost	(1,298,074)	(785,053)	(567,558)

Total shareholders’ equity	2,001,111	2,126,541	2,013,975

Total liabilities and shareholders’ equity	$3,424,225	$3,588,884	$3,665,133

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
Vulcan Materials Company and Subsidiary Companies     41

Consolidated Statements of Cash Flows

For the years ended December 31
Amounts in thousands	2006	2005	2004

Operating Activities
Net earnings	$467,534	$388,757	$287,385
Adjustments to reconcile net earnings to net cash provided by operating activities Depreciation, depletion, accretion and amortization	224,696	220,956	245,050
Net gain on sale of property, plant and equipment	(5,557)	(9,414)	(23,973)
Net gain on sale of contractual rights	(24,841)	—	—
Contributions to pension plans	(1,433)	(29,100)	(7,327)
Share-based compensation	14,352	17,170	4,212
(Increase) decrease in assets before initial effects of business acquisitions and dispositions
Accounts and notes receivable	(56,599)	(64,782)	(14,876)
Inventories	(28,552)	(6,210)	5,815
Deferred income taxes	(2,580)	11,249	(75)
Prepaid expenses	1,801	(1,291)	(1,827)
Customer long-term receivables	—	—	108
Other assets	13,686	(53,971)	(5,384)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions
Accrued interest and income taxes	(35,806)	(3,008)	16,766
Trade payables and other accruals	881	41,510	9,482
Deferred income taxes	14,544	(73,585)	11,334
Other noncurrent liabilities	(1,602)	41,066	49,351
Other, net	(1,175)	(6,163)	4,574

Net cash provided by operating activities	579,349	473,184	580,615

Investing Activities
Purchases of property, plant and equipment	(435,207)	(215,646)	(203,800)
Proceeds from sale of property, plant and equipment	7,918	10,629	48,377
Proceeds from sale of contractual rights, net of cash transaction fees	24,849	—	—
Proceeds from sale of Chemicals business, net of cash transaction fees	141,916	209,254	—
Payment for minority partner’s interest in consolidated Chemicals joint venture	—	(65,172)	—
Payment for businesses acquired, net of acquired cash	(20,531)	(93,965)	(34,555)
Purchases of medium-term investments	—	(313,490)	(378,463)
Proceeds from sales and maturities of medium-term investments	175,140	317,560	473,147
Change in investments and long-term receivables	304	596	789
Other, net	604	1,062	—

Net cash used for investing activities	(105,007)	(149,172)	(94,505)

Financing Activities
Net short-term borrowings (payments)	198,900	—	(29,000)
Payment of short-term debt and current maturities	(272,532)	(3,350)	(249,794)
Payment of long-term debt	—	(8,253)	(195)
Purchases of common stock	(522,801)	(228,479)	—
Dividends paid	(144,082)	(118,229)	(106,331)
Proceeds from exercise of stock options	28,889	37,940	21,508
Excess tax benefits from exercise of stock options	17,376	—	—
Other, net	—	47	1,383

Net cash used for financing activities	(694,250)	(320,324)	(362,429)

Net (decrease) increase in cash and cash equivalents	(219,908)	3,688	123,681
Cash and cash equivalents at beginning of year	275,138	271,450	147,769

Cash and cash equivalents at end of year	$55,230	$275,138	$271,450

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
42       Vulcan Materials Company and Subsidiary Companies

Consolidated Statements of Shareholders’ Equity

For the years ended December 31	2006		2005		2004
Amounts and shares in thousands, except per share data	Shares	Amount	Shares	Amount	Shares	Amount
Common stock, $1 par value Authorized: 480,000 shares in 2006, 2005 and 2004
Issued at beginning of year	139,705	$139,705	139,705	$139,705	139,705	$139,705

Issued at end of year	139,705	139,705	139,705	139,705	139,705	139,705

Capital in excess of par value
Balance at beginning of year		136,675		76,222		49,664
Issuances of stock under share-based compensation plans		22,915		27,996		15,032
Share-based compensation expense		14,352		17,170		4,212
Excess tax benefits from exercise of stock options		17,376		15,287		7,314
Accrued dividends on share-based compensation awards		377		—		—

Balance at end of year		191,695		136,675		76,222

Retained earnings
Balance at beginning of year		2,637,427		2,366,915		2,185,839
Cumulative effect of accounting change (Note 18)		12,236		—		—

Balance at beginning of year adjusted for accounting change		2,649,663		2,366,915		2,185,839
Net earnings		467,534		388,757		287,385
Cash dividends on common stock		(144,082)		(118,229)		(106,331)
Accrued dividends on share-based compensation awards		(377)		—		—
Other		—		(16)		22

Balance at end of year		2,972,738		2,637,427		2,366,915

Accumulated other comprehensive (loss) income, net of taxes
Balance at beginning of year		(2,213)		(1,309)		2,649
Fair value adjustment to cash flow hedges, net of reclassification adjustment		75		62		(2,711)
Minimum pension liability adjustment		(1,027)		(966)		(1,247)

Balance at end of year before adjustment for initial effects of FAS 158		(3,165)		(2,213)		(1,309)
Adjustment for initial effects of FAS 158, funded status of pension and postretirement benefit plans (Note 1)		(1,788)		—		—

Balance at end of year		(4,953)		(2,213)		(1,309)

Common stock held in treasury
Balance at beginning of year	(39,379)	(785,053)	(37,046)	(567,558)	(37,894)	(575,021)
Purchase of common shares	(6,757)	(522,801)	(3,589)	(228,479)	—	—
Issuances of stock under share-based compensation plans	1,037	9,780	1,256	10,984	848	7,463

Balance at end of year	(45,099)	(1,298,074)	(39,379)	(785,053)	(37,046)	(567,558)

Total		$2,001,111		$2,126,541		$2,013,975

Comprehensive income
Net earnings		$467,534		$388,757		$287,385
Other comprehensive loss		(952)		(904)		(3,958)

Total comprehensive income		$466,582		$387,853		$283,427

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
Vulcan Materials Company and Subsidiary Companies       43

Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Nature of Operations
Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”), a New Jersey corporation, is the nation’s largest producer of construction aggregates, primarily crushed stone, sand and gravel; and a major producer of asphalt mix and concrete. See Note 15 for additional disclosure regarding nature of operations.
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
Medium-term Investments
Our medium-term investments consist of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. We classify our medium-term investments as either available-for-sale or held-to-maturity. Investments classified as available-for-sale consist of variable rate demand obligations and are reported at fair value, which is equal to cost. Investments classified as held-to-maturity consist of fixed rate debt securities and are reported at cost. The reported values of these investments by major security type as of December 31 are summarized below (in thousands of dollars):

	2006	2005	2004

Bonds, notes and other securities:
Variable rate demand obligations	$—	$165,140	$179,210
Other debt securities	—	10,000	—

Total	$—	$175,140	$179,210

While the contractual maturities for the variable rate demand obligations noted above are generally long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments as of December 31, 2005 and 2004 were classified as current assets based on our investing practices and intent.
Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments for the years ended December 31 are summarized below (in thousands of dollars):

	2006	2005	2004

Proceeds	$175,140	$317,560	$473,147
Gross realized gains	insignificant	insignificant	insignificant
Gross realized losses	insignificant	insignificant	insignificant
There were no transfers from either the available-for-sale or held-to-maturity categories to the trading category during the three years ended December 31, 2006. There were no gross unrealized holding gains or losses related to medium-term investments classified as available-for-sale or held-to-maturity as of December 31, 2006, 2005 and 2004.
Accounts and Notes Receivable
Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits; rents receivable; etc. Additionally, as of December 31, 2006 and December 31, 2005, other accounts and notes receivable include the current portion of the contingent earn-out agreements referable to the Chemicals business sale as described in Note 2. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded.
44      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
Inventories
Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include fuel, parts and supplies, raw materials, direct labor and production overhead. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation. Substantially all operating supplies inventory is carried at average cost.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.
Repair and Maintenance
Repair and maintenance costs generally are charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized and subsequently depreciated. Costs for planned major maintenance activities, primarily related to periodic overhauls on our oceangoing vessels, are accrued over the interim period between scheduled overhauls, generally no more than five years.
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
Depreciation, depletion and amortization expense for assets held for sale ceased October 2004 upon our classification of the Chemicals business as discontinued operations. Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below (in thousands of dollars):

	2006	2005	2004

Depreciation
Continuing operations	$207,521	$205,195	$196,760
Discontinued operations	19	21	34,031

Total	$207,540	$205,216	$230,791

Depletion
Continuing operations	$6,768	$6,823	$5,727
Discontinued operations	—	—	—

Total	$6,768	$6,823	$5,727

Accretion
Continuing operations	$5,499	$4,826	$4,345
Discontinued operations	—	447	1,030

Total	$5,499	$5,273	$5,375

Amortization of Leaseholds and Capitalized Leases
Continuing operations	$155	$297	$297
Discontinued operations	—	—	—

Total	$155	$297	$297

Amortization of Intangibles
Continuing operations	$4,734	$3,347	$2,860
Discontinued operations	—	—	—

Total	$4,734	$3,347	$2,860

Total Depreciation, Depletion, Accretion and Amortization
Continuing operations	$224,677	$220,488	$209,989
Discontinued operations	19	468	35,061

Total	$224,696	$220,956	$245,050

Goodwill
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. Goodwill is reviewed for impairment annually, as of January 1, or more frequently if certain indicators arise in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Goodwill is tested for impairment on a reporting unit level, as defined by FAS 142. Currently we have seven reporting units composed of seven regional divisions. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the January 1 measurement date. Further, we determine the fair values of the reporting units using present value techniques. If an impairment review indicates that goodwill is impaired, a charge is recorded. There were no charges for goodwill impairment in the years ended December 31, 2006, 2005 and 2004.
Vulcan Materials Company and Subsidiary Companies      45

Notes to Consolidated Financial Statements
Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2006, 2005 and 2004 are summarized below (in thousands of dollars):

	Construction
	Materials	Chemicals*	Total

Goodwill as of December 31, 2003	$579,442	$375	$579,817

Goodwill of acquired businesses	20,739	—	20,739
Less goodwill as of December 31, 2004 classified as assets held for sale	—	375	375

Goodwill as of December 31, 2004	$600,181	$—	$600,181

Goodwill of acquired businesses	18,836	—	18,836
Purchase price allocation adjustments	(1,934)	—	(1,934)

Goodwill as of December 31, 2005	$617,083	$—	$617,083

Goodwill of acquired businesses**	8,800	—	8,800
Purchase price allocation adjustments	(5,694)	—	(5,694)

Goodwill as of December 31, 2006	$620,189	$—	$620,189

*	Goodwill for the former Chemicals segment is classified as assets held for sale as of December 31, 2004.

**	The goodwill of acquired businesses for 2006 relates to the acquisitions listed in Note 19. We are currently evaluating the final purchase price allocation for some of these acquisitions; therefore, the goodwill amount is subject to change. When finalized, the goodwill from the 2006 acquisitions is expected to be fully deductible for income tax purposes.
Capitalization of Quarrying Costs
Certain large-scale projects, such as an opening to underground quarrying or a large overburden removal project for a new pit that uncover multiple years of reserves at normal production rates, may be subject to capitalization. If capitalized, these costs are amortized over the estimated life of the uncovered reserves based on a convention of 3, 8 or 10 years. Capitalized quarrying costs are reflected in the accompanying Consolidated Balance Sheets within the total for other assets. Capitalized quarrying costs at December 31 are as follows: 2006 – $5,633,000; 2005 – $7,232,000; and 2004 – $2,113,000.
Fair Value of Financial Instruments
The carrying values of our cash equivalents, medium-term investments, accounts and notes receivable, trade payables, accrued expenses and short-term borrowings approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.
Derivative Instruments Excluding ECU Earn-out
We previously used derivative instruments (interest rate swap agreements) to manage interest rate risk, and we previously used derivative instruments (primarily commodity swap and option contracts) to manage volatility related to natural gas prices in our discontinued operations – Chemicals business. We may periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on natural gas or other commodity energy sources subject to our risk management policies. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative financial instruments are presented in Note 5.
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
FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out is adjusted quarterly based on expected future cash flows. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value are recorded within continuing operations. The carrying amount (fair value) of the ECU earn-out is classified in the accompanying Consolidated Balance Sheets as current (less than one year) or long term (longer than one year) based on our expectation of the timing of future cash flows. The current and long-term portions are reflected in accounts and notes receivable – other and other noncurrent assets, respectively, in our accompanying Consolidated Balance Sheets. Cash receipts from the ECU earn-out totaled $127,859,000 in 2006, and the fair value of the ECU earn-out was $20,213,000 and $119,350,000 at December 31, 2006 and 2005, respectively.
The discounted cash flow model utilized to determine the fair value of the ECU earn-out requires significant estimates and judgments described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and natural gas are critical variables in the discounted cash flow model. Our estimates of these variables are derived from industry ECU pricing and current natural gas futures contracts. Differences between expected future prices and
46      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
actual results could materially affect the fair value of the ECU earn-out. In addition, significant judgment is required to assess the likelihood of the amounts and timing of each possible outcome. Future estimates of the ECU earn-out’s fair value could vary from period to period. Further, there can be no assurance as to the future amount received under this earn-out, if any. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
Revenue Recognition
Revenue is recognized at the time the sale price is fixed, the product’s title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts and taxes, and third-party delivery revenues billed to customers.
Stripping Costs
As a result of our January 1, 2006 adoption of Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), we changed our accounting policy for stripping costs.
In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of extracted minerals under a full absorption costing system, inventoried, and recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. For additional information regarding the adoption of EITF 04-6, see Note 18.
Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration and research and development. Research and development costs for continuing operations totaled $1,704,000 in 2006, $1,554,000 in 2005 and $1,341,000 in 2004.
Share-based Compensation
Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and nonemployee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.
Prior to January 1, 2006, we accounted for our share-based compensation awards under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations. Additionally, we complied with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure” (FAS 148). Under the provisions of these pronouncements, compensation expense for our share-based compensation awards was determined as follows. Compensation expense for deferred stock unit awards was based on the market value of our underlying common stock on the date of grant and was recognized in net earnings ratably over the 10-year maximum vesting life. Compensation expense for performance share awards was recognized over the 3-year term of the award and was adjusted each period based on internal financial performance measures, changes in the market value of our common stock, and total shareholder return versus a preselected comparison group. Generally, no compensation expense was recognized in net earnings for our stock option awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. Expense recognized for stock options in periods prior to our adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” [FAS 123(R)], resulted from the accounting treatment required under the provisions of APB 25 for modifications to awards. These modifications were primarily for terminated Chemicals employees.
On January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R) using the modified-prospective transition method. Under this transition method, compensation cost is recognized beginning with the effective date: (a) based on the requirements of FAS 123(R) for all share-based awards granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. Accordingly, we did not restate our results for prior periods. The most notable change with the adoption is that compensation expense associated with stock options is now recognized in our Consolidated Statements of Earnings, rather than being disclosed in a pro forma footnote to our consolidated financial statements. Additionally, prior to adoption, for pro forma and actual reporting, we recognized compensation cost for all share-based compensation awards over the nominal (stated) vesting period. We will continue to follow this nominal vesting period approach for awards granted prior to our January 1, 2006 adoption of FAS 123(R). For
Vulcan Materials Company and Subsidiary Companies      47

Notes to Consolidated Financial Statements
awards granted subsequent to our adoption of FAS 123(R), compensation cost will be recognized over the shorter of:
•	the nominal vesting period or
•	the period until the employee’s award becomes nonforfeitable upon reaching eligible retirement age under the terms of the award.
As a result of adopting FAS 123(R), for the year ended December 31, 2006, we recognized a pretax charge related to stock options of approximately $9.3 million, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per both basic and diluted share.
We receive an income tax deduction for stock options equal to the excess of the market value of our common stock on the date of exercise over the stock option exercise price. Prior to the adoption of FAS 123(R), we presented the tax benefits from the exercise of stock options as a component of operating cash flows. FAS 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. The $17,376,000 in excess tax benefits classified as financing cash inflows for the year ended December 31, 2006 in the accompanying Consolidated Statements of Cash Flows relates to the exercise of stock options and would have been classified as operating cash inflows if we had not adopted FAS 123(R).
A summary of unrecognized compensation expense as of December 31, 2006 related to share-based awards granted under our long-term incentive plans is presented below (in thousands of dollars):

	Unrecognized	Expected
	Compensation	Weighted-average
	Expense	Recognition (Years)

Deferred stock units	$6,004	2.8
Performance shares	2,261	1.0
Stock options	9,995	1.3

Total/weighted-average	$18,260	1.8

During the year ended December 31, 2006, we recognized pretax compensation expense related to our share-based compensation awards of $22,670,000 and related income tax benefits of $8,901,000. If share-based compensation expense for the years ended December 31, 2005 and 2004 had been determined and recorded based on the fair value method prescribed by FAS 123, which was superseded by FAS 123(R), our net earnings and net earnings per share would have been as follows (amounts in thousands, except per share data):

	2005	2004

Net earnings, as reported	$388,757	$287,385
Add: Total share-based employee compensation expense included in reported net earnings under intrinsic value based methods for all awards, net of related tax effects[1]	19,285	4,495
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards (including $9,082 related to the December 2005 option grant), net of related tax effects[2]	(25,349)	(8,767)

Pro forma net earnings	$382,693	$283,113

Earnings per share:
Basic – as reported	$3.80	$2.81
Basic – pro forma	$3.75	$2.76
Diluted – as reported	$3.73	$2.77
Diluted – pro forma	$3.69	$2.74

1	Reflects compensation expense related to deferred stock units, stock option modifications primarily for terminated Chemicals employees and performance share awards.

2	Reflects compensation expense related to deferred stock units, stock options and performance share awards.
Since 1996, we have customarily granted long-term share-based incentive compensation awards for each calendar year in February of that year. In anticipation of our adoption of FAS 123(R), we granted stock option awards in December 2005 in lieu of long-term share-based incentive awards that would customarily have been made in February 2006. The stock options awarded in December 2005 were fully vested on the date of grant; however, shares obtained upon exercise of the options are restricted from sale until January 1, 2009. By granting fully vested stock option awards during December 2005, we reduced future compensation expense that we would otherwise have recognized in our Consolidated Statements of Earnings if these awards were granted during February 2006, after the effective date of FAS 123(R).
The exercise price of all the stock options awarded in December 2005 was equal to the market price of our underlying common stock on the date of grant; therefore, no compensation expense was recorded in the Consolidated Statements of Earnings in accordance with APB 25. Furthermore, since the stock options awarded in December 2005 were fully vested on the grant date, the pro forma expense referable to these options, which amounted to $9.1 million, net of tax, or $0.09 per diluted share, was included in our pro forma disclosure for 2005 above.
48      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
Reclamation Costs
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
Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.
For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17.
Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158), when accounting for pension and postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 (see page 52 for a detailed description), partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106. The primary assumptions are as follows:
•	Discount Rate – The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
•	Expected Return on Plan Assets – We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.
•	Rate of Compensation Increase – For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.
•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits – We project the expected increases in the cost of covered healthcare benefits.
For additional information regarding pension and other postretirement benefits, see Note 10.
Environmental Compliance
We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2006, the spread between the minimum and maximum loss in the range was $8,273,000. Accrual amounts may be based on engineering cost estimations, recommendations of third-party consultants, or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.
Vulcan Materials Company and Subsidiary Companies      49

Notes to Consolidated Financial Statements
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
Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future defense costs, based on actuarial studies. Certain claims and litigation costs due to their unique nature are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $45,197,000, $42,508,000 and $45,557,000 as of December 31, 2006, 2005 and 2004, respectively. Accrued liabilities for self-insurance reserves as of December 31, 2006 were discounted at 3.56%. As of December 31, 2006, the undiscounted amount was $49,193,000 as compared with the discounted liability of $45,197,000. Expected payments (undiscounted) for the next five years are projected as follows: 2007, $19,509,000; 2008, $8,248,000; 2009, $6,287,000; 2010, $4,433,000; and 2011, $3,062,000.
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
APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.
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
A number of years may elapse before a particular matter for which we have recorded a contingent liability is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. In the United States, the Internal Revenue Service concluded an audit of our 2002 and 2003 tax years in the fourth quarter of 2006. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such contingencies could be recognized as a reduction in our effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate and may require the use of cash in the period of resolution. As of December 31, 2006, the accrual for tax contingencies was $9,500,000. Our tax contingency accruals are presented in the balance sheet within current liabilities.
50      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
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
The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally and subject to certain limitations, the deduction is set at 3% for 2005 and 2006, increases to 6% in 2007 through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this new deduction on the 2006 and 2005 effective tax rates is reflected in Note 9.
Comprehensive Income
We report comprehensive income in our Consolidated Statements of Shareholders’ Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Historically, other comprehensive income (loss) includes fair value adjustments to cash flow hedges and minimum pension liability adjustments. Effective December 31, 2006, accumulated other comprehensive income includes actuarial gains or losses and prior service costs recognized in accordance with FAS 158.
Earnings Per Share (EPS)
We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as set forth below (in thousands of shares):

	2006	2005	2004

Weighted-average common shares outstanding	97,577	102,179	102,447
Dilutive effect of:
Stock options	1,758	1,448	921
Other	442	458	296

Weighted-average common shares outstanding, assuming dilution	99,777	104,085	103,664

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The number of antidilutive common stock equivalents for the years ended December 31 are as follows (in thousands of shares):

	2006	2005	2004

Antidilutive common stock equivalents	6	1,192	2
Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006; we adopted FIN 48 as of January 1, 2007. We do not expect the adoption of FIN 48 to have a material effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which required the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At that time, the actual cost of the overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method and is effective for fiscal years beginning after December 15, 2006. The FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. We adopted FSP AUG AIR-1 as of January 1, 2007 using the deferral method as prescribed by the Airline Guide.
Vulcan Materials Company and Subsidiary Companies      51

Notes to Consolidated Financial Statements
Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul. We estimate that the retrospective application using the deferral method will result in the following changes to the January 1, 2005 Consolidated Balance Sheet: an increase in noncurrent assets of $1,246,000; a decrease in current liabilities of $6,980,000; a decrease in deferred tax assets of $2,670,000; and an increase in retained earnings of $5,556,000. The retrospective application of FSP AUG AIR-1 will not have a material effect on our 2005 and 2006 Consolidated Statements of Earnings. Furthermore, the adoption of FSP AUG AIR-1 will not have a material effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for fiscal years beginning after November 15, 2007; we expect to adopt FAS 157 as of January 1, 2008.
In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the rollover, also known as the current-period or income-statement approach, and the iron curtain, also known as the cumulative or balance-sheet approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors. The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of a company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron curtain and the rollover approaches. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 had no effect on our results of operations, financial position or liquidity.
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a postretirement benefit plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income and measure the plan assets and benefit obligations as of the date of its year-end balance sheet. The funded status of a benefit plan is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement benefit plans. Prior to the effective date of FAS 158, information about the overfunded or under-funded status of benefit plans was disclosed in the notes to the financial statements. Under FAS 158, an employer is required to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106). Prior to the effective date of FAS 158, the recognition of these gains or losses and prior service costs or credits was delayed, and such amounts were presented in the notes to the financial statements as a reconciling difference between the funded status of a benefit plan and the amount recognized in an employer’s balance sheet. Amounts recognized in accumulated other comprehensive income pursuant to FAS 158 will be adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 and FAS 106.
The FAS 158 requirement to recognize the funded status of a benefit plan in an employer’s balance sheet was effective as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. Our December 31, 2006 adoption of the recognition provisions of FAS 158 resulted in an increase to our noncurrent prepaid pension asset of $8,949,000, an increase to our noncurrent pension and postretirement liabilities of $11,844,000, an increase to deferred tax assets of $1,107,000 and a charge to the ending balance of accumulated other comprehensive income of $1,788,000, net of tax. The adoption of the recognition provisions of FAS 158 had no impact on our results of operations or cash flows for the year ended December 31, 2006. We are currently evaluating the timing of our adoption of the measurement date provisions of FAS 158 and the estimated impact such adoption will have on our financial statements.
52 Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
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
Note 2 Discontinued Operations, Assets Held for Sale and Liabilities of Assets Held for Sale
In June 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The purchaser also assumed certain liabilities relating to the Chemicals business, including the obligation to monitor and remediate all releases of hazardous materials at or from the three plant facilities. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.
In consideration for the sale of the Chemicals business, Basic Chemicals made an initial cash payment of $214.0 million and assumed certain liabilities relating to the business as described below. Concurrent with the sale transaction, we acquired the minority partner’s 49% interest in the joint venture for an initial cash payment of $62.7 million, and conveyed such interest to Basic Chemicals. The net initial cash proceeds of $151.3 million were subject to adjustments for actual working capital balances at the closing date, transaction costs and income taxes. In 2006 we received additional cash proceeds of $10.1 million related to adjustments for actual working capital balances at the closing date.
Basic Chemicals is required to make payments under two separate earn-out agreements subject to certain conditions. The first earn-out agreement is based on ECU and natural gas prices during the five-year period beginning July 1, 2005, and is capped at $150 million (ECU earn-out or ECU derivative). The ECU earn-out is accounted for as a derivative instrument; accordingly, it is reported at fair value. Changes to the fair value of the ECU derivative, if any, are recorded within continuing operations pursuant to SAB Topic 5:Z:5. Future estimates of this derivative’s fair value could vary materially from period to period. Proceeds under the second earn-out agreement are determined based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012 (5CP earn-out). Under this earn-out agreement, cash plant margin for 5CP, as defined in the Asset Purchase Agreement, in excess of an annual threshold amount will be shared equally between Vulcan and Basic Chemicals. The primary determinant of the value for this earn-out is growth in 5CP sales volume.
The net cash proceeds from the 2005 sale of the Chemicals business for the years ended December 31 are summarized below (in millions of dollars):

	2006	2005

Proceeds from sale of Chemicals business, net of cash transaction fees:
Initial proceeds from Basic Chemicals	$—	$214.0
Working capital adjustment received	10.1	—
Transaction costs	—	(4.7)
5CP earn-out	3.9	—
ECU earn-out	127.9	—

Subtotal cash received	$141.9	$209.3

Payment for minority partner’s interest in consolidated Chemicals joint venture:
Initial payment for minority partner’s interest	$—	$(62.7)
Working capital adjustments paid	—	(2.5)

Subtotal cash paid	$—	$(65.2)

Net cash proceeds from the 2005 sale of the Chemicals business	$141.9	$144.1

The fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, is expected to exceed the net carrying value of the assets and liabilities sold. However, SFAS No. 5, “Accounting for Contingencies,” precludes the recognition of a contingent gain until realization is assured beyond a reasonable doubt. Accordingly, no gain was recognized on the Chemicals sale and the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million.
The combined carrying amount of the ECU and 5CP earn-outs (reflected in accounts and notes receivable — other and other noncurrent assets in the accompanying Consolidated Balance Sheets) as of December 31, 2006 and December 31, 2005 was $49.5 million and $148.4 million, of which $29.2 million and $105.7 million were classified as current, respectively. During 2006, we received payments of $127.9 million under the ECU earn-out and $3.9 million under the 5CP earn-out, and recognized gains related to changes in the fair value of the ECU earn-out of $28.7 million (reflected as a component of other income, net in our Consolidated Statements of Earnings). Additionally,
Vulcan Materials Company and Subsidiary Companies 53

Notes to Consolidated Financial Statements
the final resolution during 2006 of adjustments for working capital balances at the closing date resulted in an increase to the carrying amount of the 5CP earn-out of $4.1 million. At December 31, 2006, the carrying amount of the ECU earn-out was $20.2 million (classified entirely as current) and the carrying amount of the 5CP earn-out was $29.2 million (of which $9.0 million was classified as current). Since changes in the fair value of the ECU earn-out are reported in continuing operations, any gain or loss on disposal of the Chemicals business will ultimately be recognized to the extent remaining cash receipts under the 5CP earn-out exceed or fall short of its $29.2 million carrying amount.
As a result of the 2005 sale of our Chemicals business, we incurred approximately $23.7 million of pretax exit and disposal charges and transaction fees. These costs consist of a $7.8 million expense under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88); $10.4 million for employee severance expenses, primarily referable to outstanding share-based incentive awards; and $5.5 million for various transaction fees. As of December 31, 2005, we had recognized substantially all of the $23.7 million of pretax exit and disposal charges and transaction fees.
We are potentially liable for a cash transaction bonus payable in the future to certain key former Chemicals employees. This transaction bonus will be payable only if cash receipts realized from the two earn-out agreements described above exceed an established minimum threshold. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments to certain key former Chemicals employees is between $0 and approximately $5 million. As of December 31, 2006, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded.
Under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the financial results of the Chemicals business are classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented.
Net sales, total revenues and pretax earnings (loss) from discontinued operations, excluding minority interest, are as follows (in millions of dollars):

	2006	2005	2004

Net sales	$—	$339.7	$611.9
Total revenues	—	364.4	666.8
Pretax earnings (loss)	(16.6)	83.7	48.8

The pretax loss from discontinued operations of $16.6 million during 2006 primarily reflects charges related to general and product liability costs and environmental remediation costs associated with our former Chemicals businesses. Included in these costs are approximately $7,350,000 in contingency accruals related to a claim filed by the city of Modesto, California. See Note 12 for additional information regarding this claim.
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

2004

Accounts and notes receivable	$88.5
Inventories	37.5
Prepaid expenses	0.9
Investments and long-term receivables	9.4
Property, plant and equipment, net	321.4
Goodwill	0.4
Other assets	0.1

Total assets	$458.2

Current liabilities	$61.5
Asset retirement obligations	17.5
All other noncurrent liabilities	8.4
Minority interest in a consolidated subsidiary	101.0

Total liabilities including minority interest	$188.4

Note 3 Inventories
Inventories at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Finished products	$214,508	$170,539	$158,350
Raw materials	9,967	9,602	6,512
Products in process	1,619	1,589	937
Operating supplies and other	17,443	16,022	11,385

Total inventories	$243,537	$197,752	$177,184

In addition to the amounts presented in the table above, as of December 31, 2004, inventories of $37,528,000 related to our discontinued operations —Chemicals business were classified as assets held for sale.
54 Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
The above amounts include inventories valued under the LIFO method totaling $181,851,000, $146,830,000 and $132,288,000 at December 31, 2006, 2005 and 2004, respectively. During 2005 and 2004, reductions in LIFO inventory layers resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO liquidation on 2005 results was to decrease cost of goods sold by $706,000; increase earnings from continuing operations by $436,000 ($0.00 per share effect); and increase net earnings by $436,000 ($0.00 per share effect). The effect of the LIFO liquidation on 2004 results was to decrease cost of goods sold by $511,000; increase pretax earnings from discontinued operations by $1,729,000; increase earnings from continuing operations by $316,000 ($0.00 per share effect); and increase net earnings by $1,383,000 ($0.01 per share effect).
Estimated current cost exceeded LIFO cost at December 31, 2006, 2005 and 2004 by $57,979,000, $44,315,000 and $33,212,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $9,579,000 ($0.10 per share effect) in 2006, an increase of $5,712,000 ($0.05 per share effect) in 2005 and an increase of $779,000 ($0.01 per share effect) in 2004.
Note 4 Property, Plant and Equipment
Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Land and land improvements	$757,157	$713,208	$670,608
Buildings	87,681	83,070	81,987
Machinery and equipment	2,751,459	2,499,651	2,376,820
Leaseholds	7,514	5,838	5,650
Deferred asset retirement costs	116,595	97,233	74,996
Construction in progress	177,212	82,708	54,132

Total	3,897,618	3,481,708	3,264,193

Less allowances for depreciation, depletion and amortization	2,028,504	1,877,741	1,727,700

Property, plant and equipment, net	$1,869,114	$1,603,967	$1,536,493

In addition to the amounts presented in the table above, as of December 31, 2004, property, plant and equipment, net of $321,434,000 related to our discontinued operations – Chemicals business were classified as assets held for sale.
We capitalized interest costs of $5,000,000 in 2006, $1,934,000 in 2005 and $1,980,000 in 2004 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $31,310,000 in 2006, $39,080,000 in 2005 and $42,260,000 in 2004.
The impairment losses noted in the following paragraphs represent the amount by which the carrying value exceeded the fair value of the long-lived assets. The write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace; the valuations were based on discounted cash flow analysis. The impairment losses relating to the discontinued operations – Chemicals business have been included within the earnings (loss) from results of discontinued operations caption of the accompanying Consolidated Statements of Earnings.
During 2006, we recorded asset impairment losses totaling $226,000 related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations.
During 2005, we recorded asset impairment losses totaling $697,000 related to long-lived assets. This impairment loss resulted from various write-downs related to continuing operations.
During 2004, we recorded asset impairment losses totaling $1,370,000 related to long-lived assets. This impairment loss resulted from the write-down of owned property surrounding our Wichita, Kansas Chemicals facility and is reflected in discontinued operations.
Note 5 Derivative Instruments
We may periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on natural gas or other commodity energy sources subject to our risk management policies.
In connection with the sale of our Chemicals business, we entered into an earn-out agreement that requires the purchaser, Basic Chemicals, to make future payments based on ECU and natural gas prices during the five-year period beginning July 1, 2005, not to exceed $150 million. We have not designated the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value, if any, are recognized in current earnings. Further, pursuant to SAB Topic 5:Z:5, changes in fair value are recorded in continuing operations. During the years ended December 31, 2006 and December 31, 2005, we recorded gains of $28,722,000 and $20,420,000, respectively, which are reflected in other income, net of other charges, in our Consolidated Statements of Earnings.
In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we paid the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty to the agreement. We designated this instrument as an effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge was reflected in
Vulcan Materials Company and Subsidiary Companies 55

Notes to Consolidated Financial Statements
our Consolidated Balance Sheets with an adjustment to record the underlying hedged debt at its fair value. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240,000,000. For the prior periods presented, December 31, 2005 and December 31, 2004, the estimated fair value of our interest rate swap agreement reflected projected payments of $465,000 and $256,000, respectively.
Natural gas used in our discontinued operations – Chemicals business was subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. We used over-the-counter commodity swap and option contracts to manage the volatility related to future natural gas purchases. We designated these instruments as effective cash flow hedges in accordance with FAS 133. There were no open contracts as of December 31, 2006 and December 31, 2005. As of December 31, 2004, our consolidated financial statements reflected the fair value of the open contracts as an unfavorable component of accumulated other comprehensive income of $99,000, offset by the income tax benefit of $37,000.
There was no impact to earnings due to hedge ineffectiveness during the years ended December 31, 2006, 2005 and 2004.
Note 6 Credit Facilities, Short-term Borrowings and Long-term Debt
Short-term borrowings at December 31 are summarized as follows (in thousands of dollars):

	2006	2005	2004

Bank borrowings	$2,500	$—	$—
Commercial paper	196,400	—	—

Total short-term borrowings	$198,900	$—	$—

Short-term borrowings outstanding as of December 31, 2006 consisted of $2,500,000 of bank borrowings at 5.575% maturing January 2007 and $196,400,000 of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. We plan to reissue most, if not all, of these notes when they mature. These short-term borrowings are used for general corporate purposes, including working capital requirements. There were no short-term borrowings outstanding as of December 31, 2005 and 2004.
Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $760,000,000 were maintained at December 31, 2006, of which $10,000,000 expires January 2007, $200,000,000 expires September 2007 and $550,000,000 expires June 2011. As of December 31, 2006, $2,500,000 of the lines of credit were drawn. Interest rates are determined at the time of borrowing based on current market conditions.
All lines of credit extended to us in 2006, 2005 and 2004 were based solely on a commitment fee; thus, no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.
All our debt obligations, both short-term borrowings and long-term debt, are unsecured as of December 31, 2006.
Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2006	2005	2004

6.40% 5-year notes issued 2001*	$—	$239,535	$239,744
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	49,335	82,209	83,139
Medium-term notes	21,000	21,000	23,000
Tax-exempt bonds	—	—	8,200
Other notes	2,359	2,715	3,665

Total debt excluding short-term borrowings	$322,694	$595,459	$607,748
Less current maturities of long-term debt	630	272,067	3,226

Total long-term debt	$322,064	$323,392	$604,522

Estimated fair value of long-term debt	$332,611	$339,291	$645,502

*	Includes a reduction in valuation for the fair value of interest rate swaps, as follows: December 31, 2005 – $465 thousand and December 31, 2004 – $256 thousand.
Scheduled debt payments during 2006 included $240,000,000 (listed in the table above net of the $465,000 decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32,000,000 in December to retire private placement notes issued in 1996. Scheduled debt payments during 2005 included $2,000,000 in November to retire an 8.07% medium-term note issued in 1991.
56     Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
During 1999, we accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% 5-year coupon notes matured in April 2004 and the 6.00% 10-year notes mature in April 2009.
In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end in December 2011.
During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $21,000,000 in medium-term notes outstanding as of December 31, 2006 have a weighted-average maturity of 8.2 years with a weighted-average interest rate of 8.85%.
During 2005, we called and redeemed $8,200,000 of variable-rate, tax-exempt bond issues maturing in 2009.
Other notes of $2,359,000 as of December 31, 2006 were issued at various times to acquire land or businesses.
The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2006 are: 2007 – $692,000; 2008 – $33,546,000; 2009 – $250,143,000; 2010 – $151,000; and 2011 – $20,160,000.
The aggregate interest payments of long-term debt, including current maturities for the five years subsequent to December 31, 2006 are: 2007 –$20,605,000; 2008 – $20,570,000; 2009 – $10,554,000; 2010 –$3,045,000; and 2011 – $3,053,000.
Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization, as defined in our bank credit facility agreements, must be less than 60%. Our total debt as a percentage of total capital was 20.7% as of December 31, 2006; 21.9% as of December 31, 2005; and 23.2% as of December 31, 2004.
The estimated fair value amounts of long-term debt presented in the table above have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates are based on information available to management as of December 31, 2006, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.
Note 7 Operating Leases
Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2006	2005	2004

Minimum rentals	$28,364	$22,758	$18,388
Contingent rentals (based principally on usage)	33,021	26,372	17,613

Total	$61,385	$49,130	$36,001

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, as of December 31, 2006 are payable as follows: 2007 – $16,582,000; 2008 – $14,685,000; 2009 – $10,720,000; 2010 –$7,124,000; 2011 – $6,344,000; and total $24,648,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.
Note 8 Accrued Environmental Costs
Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs as follows (in thousands of dollars):

	2006	2005	2004

Continuing operations:
Construction Materials	$7,792	$5,164	$5,802
Chemicals	5,602	4,380	4,034
Discontinued operations	—	—	10,290

Total	$13,394	$9,544	$20,126

The long-term portion of the reserves noted above as continuing operations is included in other noncurrent liabilities in the accompanying Consolidated Balance Sheets and amounted to $9,873,000, $7,417,000 and $7,144,000 at December 31, 2006, 2005 and 2004, respectively. The short-term portion of these reserves is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. The December 31, 2004 balance of $10,290,000 noted above as discontinued operations is included within the liabilities of assets held for sale caption of the accompanying Consolidated Balance Sheets as described in Note 2.
Vulcan Materials Company and Subsidiary Companies     57

Notes to Consolidated Financial Statements
The accrued environmental remediation costs in the Construction Materials business relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively. The continuing operations balances noted above for Chemicals relate to retained environmental remediation costs from the 2003 sale of the Performance Chemicals business and the 2005 sale of the Chloralkali business.
Note 9 Income Taxes
The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):

	2006	2005	2004

Domestic	$678,050	$456,156	$363,023
Foreign	25,411	24,081	12,543

Total	$703,461	$480,237	$375,566

Provision (benefit) for income taxes consists of the following (in thousands of dollars):

	2006	2005	2004

Current
Federal	$178,468	$108,457	$85,622
State and local	36,695	17,974	17,439
Foreign	5,931	5,819	4,139

Total	221,094	132,250	107,200

Deferred
Federal	3,283	1,794	7,404
State and local	2,248	3,149	316
Foreign	(662)	(791)	(567)

Total	4,869	4,152	7,153

Total provision	$225,963	$136,402	$114,353

The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2006	2005	2004

Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(4.6)	(5.9)	(5.7)
State and local income taxes, net of federal income tax benefit	3.5	3.4	3.1
U.S. Production Activities Deduction	(0.8)	(0.7)	—
Provision for uncertain tax positions, prior year tax liabilities and refund claims	(0.2)	(2.7)	(1.2)
Miscellaneous items	(0.8)	(0.7)	(0.8)

Effective tax rate	32.1%	28.4%	30.4%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability at December 31 are as follows (in thousands of dollars):

	2006	2005	2004

Deferred tax assets related to:
Postretirement benefits	$30,049	$29,356	$27,603
Accruals for asset retirement obligations and environmental accruals	10,788	22,379	32,317
Accounts receivable, principally allowance for doubtful accounts	1,429	1,808	3,007
Inventory adjustments	11,989	8,748	7,454
Deferred compensation, vacation pay and incentives	25,221	30,322	30,926
Self-insurance reserves	17,589	16,618	17,800
Other items	18,854	2,593	4,035

Total deferred tax assets	115,919	111,824	123,142

Deferred tax liabilities related to:
Fixed assets	300,936	301,726	398,267
Pensions	26,665	22,576	17,679
Goodwill	34,697	27,489	19,607
Other items	15,762	11,914	1,769

Total deferred tax liabilities	378,060	363,705	437,322

Net deferred tax liability	$262,141	$251,881	$314,180

58      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
The above amounts are reflected in the accompanying Consolidated Balance Sheets as of December 31 as follows (in thousands of dollars):

	2006	2005	2004

Deferred income taxes:
Current assets	$(25,764)	$(23,184)	$(34,433)
Deferred liabilities	287,905	275,065	348,613

Net deferred tax liability	$262,141	$251,881	$314,180

Note 10 Benefit Plans
The measurement date for our pension and other postretirement benefit plans is November 30 for 2006 and 2005 and December 31 for 2004. In 2005, we accelerated the date for actuarial measurement of our obligation from December 31 to November 30. We believe that the one-month acceleration of the measurement date is a preferred change as it allows us more time to review the completeness and accuracy of actuarial measurements, which improves our internal control procedures. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit cost.
In the following tables, the use of “n/a” signifies “not applicable.”
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
Additionally, we sponsor unfunded, nonqualified pension plans that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $37,081,000, $31,351,000 and $0 at December 31, 2006; $30,642,000, $27,048,000 and $0 at December 31, 2005; and $26,492,000, $23,461,000 and $0 at December 31, 2004.
The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2006	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$535,686	$524,332	$455,493
Service cost	18,322	20,013	18,913
Interest cost	32,122	30,706	29,243
Amendments	(1,441)	(1,094)	280
Discontinued operations	—	(18,169)	—
Actuarial loss	26,531	7,325	43,106
Benefits paid	(31,579)	(27,427)	(22,703)

Benefit obligation at end of year	$579,641	$535,686	$524,332

Change in Plan Assets
Fair value of assets at beginning of year	$557,036	$519,550	$478,617
Actual return on plan assets	84,209	35,897	56,309
Employer contribution	1,518	29,016	7,327
Benefits paid	(31,579)	(27,427)	(22,703)

Fair value of assets at end of year	$611,184	$557,036	$519,550

Funded status	$31,543	$21,350	$(4,782)
Unrecognized net actuarial loss	n/a	6,967	18,511
Unrecognized prior service cost	n/a	6,448	11,285

Net amount recognized	$31,543	$34,765	$25,014

Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets (2006)/Prepaid benefit cost (2005 and 2004)	$68,517	$61,703	$56,639
Current liabilities	(1,584)	—	—
Noncurrent liabilities (2006)/Accrued benefit liability (2005 and 2004)	(35,390)	(30,918)	(34,851)
Intangible asset	n/a	396	1,206
Accumulated other comprehensive loss	n/a	3,584	2,020

Net amount recognized	$31,543	$34,765	$25,014

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial gain	$(9,389)	n/a	n/a
Prior service cost	3,939	n/a	n/a
Minimum pension liability	n/a	$3,584	$2,020

Total amount recognized	$(5,450)	$3,584	$2,020

Vulcan Materials Company and Subsidiary Companies      59

Notes to Consolidated Financial Statements
Effective January 1, 2006, retirees from the salaried pension plan who retired on or before January 1, 2004 were granted a cost-of-living increase, with a maximum increase of 15%. As it is no longer our intention to grant cost-of-living increases, no further increases are assumed for determining future pension expense. The effect of this change is reflected as an amendment in the 2005 change in benefit obligation table above.
The accumulated benefit obligation for all defined benefit pension plans was $533,906,000 at December 31, 2006; $496,806,000 at December 31, 2005; and $476,247,000 at December 31, 2004.
The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):

	2006	2005	2004

Components of Net Periodic Pension Benefit Cost
Service cost	$18,322	$20,013	$18,913
Interest cost	32,122	30,706	29,243
Expected return on plan assets	(43,970)	(42,065)	(40,806)
Amortization of prior service cost	1,067	2,211	2,505
Recognized actuarial loss (gain)	1,737	1,318	(167)

Net periodic pension benefit cost	$9,278	$12,183	$9,688

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2006 and 2005 and December 31 for 2004
Discount rate	5.70%	5.75%	5.75%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.25%
Merit/Productivity	2.50%	2.50%	2.50%

Total rate of compensation increase	4.75%	4.75%	4.75%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.75%	5.40%	6.25%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.80%
Merit/Productivity	2.50%	2.50%	2.20%

Total rate of compensation increase	4.75%	4.75%	5.00%

During 2006, we recognized a settlement charge of $826,000 representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. The disposition of the Chloralkali business resulted in a curtailment loss of $1,533,000 in 2005.
The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during 2007 are $1,104,000 and $754,000, respectively.
Plan assets are composed primarily of marketable domestic and international equity securities, corporate and government debt securities and other specialty investments. Our pension plan allocation range for 2007 and asset allocation percentages at December 31, 2006, 2005 and 2004 are presented below:

		Percentage of
	Allocation Range	Plan Assets at December 31
Asset Category	2007	2006	2005	2004

Equity securities	50% – 77%	66%	72%	71%
Debt securities	15% – 27%	17%	20%	20%
Real estate	—	—	—	—
Other	10% – 25%	17%	8%	9%

Total		100%	100%	100%

Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments while the other asset category includes investments in venture capital, buyout funds, mezzanine debt private partnerships and an interest in a commodity index fund as well as cash reserves.
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
Our current strategy for implementing this policy is to invest a relatively high proportion in publicly traded equities, a moderate amount in long-term publicly traded debt and a relatively small amount in private, nonliquid opportunities for higher returns, such as venture capital, commodities, buyouts and mezzanine debt.
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
60      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
our expected return on long-term investment expectations. Accordingly, the expected return has remained 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.
Total employer contributions for the pension plans are presented below (in thousands of dollars):

Pension

Employer Contributions
2004	$7,327
2005	29,100
2006	1,433
2007(estimated)	1,584
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Pension

Estimated Future Benefit Payments
2007	$26,196
2008	27,751
2009	29,591
2010	31,035
2011	32,821
2012–2016	197,093
Certain of our hourly employees in unions are covered by multiemployer defined benefit pension plans. Contributions to these plans approximated $7,352,000 in 2006, $5,825,000 in 2005 and $5,738,000 in 2004. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. A total of 24% of our hourly labor force were covered by collective bargaining agreements. Of our hourly workforce covered by collective bargaining agreements, 51% were covered by agreements that expire in 2007.
In addition to the pension plans noted above, we have two unfunded supplemental retirement plans. The accrued costs for these supplemental retirement plans were $1,201,000 at December 31, 2006; $1,281,000 at December 31, 2005; and $1,259,000 at December 31, 2004.
The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among othe provisions. Funding requirements under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008.
Postretirement Plans
In addition to pension benefits, we provide certain healthcare benefits and life insurance for some retired employees. Substantially all our salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach a qualifying age and meet certain service requirements while working for us. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever occurs first.
The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2006	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$89,735	$100,878	$94,850
Service cost	3,617	4,188	4,369
Interest cost	4,760	5,160	5,677
Amendments	(82)	—	—
Discontinued operations	—	(19,604)	—
Actuarial (gain) loss	(101)	5,116	640
Benefits paid	(7,124)	(6,003)	(4,658)

Benefit obligation at end of year	$90,805	$89,735	$100,878

Change in Plan Assets
Fair value of assets at beginning of year	$—	$—	$—
Actual return on plan assets	—	—	—

Fair value of assets at end of year	$—	$—	$—

Funded status	$(90,805)	$(89,735)	$(100,878)
Unrecognized net actuarial loss	n/a	15,410	31,342
Unrecognized prior service cost	n/a	(767)	(1,110)

Net amount recognized	$(90,805)	$(75,092)	$(70,646)

Amounts Recognized in the Consolidated Balance Sheets
Current liabilities	$(5,497)	$(5,555)	$—
Noncurrent liabilities (2006)/Accrued postretirement benefits (2005 and 2004)	(85,308)	(69,537)	(70,646)

Net amount recognized	$(90,805)	$(75,092)	$(70,646)

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial loss	$14,272	n/a	n/a
Prior service cost (credit)	(680)	n/a	n/a

Total amount recognized	$13,592	n/a	n/a

Vulcan Materials Company and Subsidiary Companies      61

Notes to Consolidated Financial Statements
The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income, weighted-average assumptions and assumed trend rates of the plans at December 31 (amounts in thousands, except percentages):

	2006	2005	2004

Components of Net Periodic Postretirement Benefit Cost
Service cost	$3,617	$4,188	$4,369
Interest cost	4,760	5,160	5,677
Expected return on plan assets	—	—	—
Amortization of prior service credit	(168)	(167)	(194)
Amortization of actuarial loss	478	1,215	1,078

Net periodic postretirement benefit cost	$8,687	$10,396	$10,930

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30 for 2006 and 2005 and December 31 for 2004
Discount rate	5.50%	5.50%	5.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.50%	5.31%	6.25%
Expected return on assets	n/a	n/a	n/a

Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	9%	9%	10%
Rate to which the cost trend rate gradually declines	5%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2011	2010	2010
The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during 2007 are $582,000 and $168,000, respectively.
Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):

	One-percentage-point	One-percentage-point
	Increase	Decrease

Effect on total of service and interest cost	$988	$(850)
Effect on postretirement benefit obligation	8,823	(7,737)
The disposition of the Chloralkali business resulted in a curtailment gain of $176,000 during 2005.
Total employer contributions for the postretirement plans are presented below (in thousands of dollars):

Postretirement

Employer Contributions
2004	$4,658
2005	6,003
2006	6,566
2007(estimated)	5,497
The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Postretirement

Estimated Future Benefit Payments
2007	$5,497
2008	5,852
2009	6,384
2010	6,848
2011	7,264
2012–2016	40,125
Contributions by participants to the postretirement benefit plans were $857,000, $716,000 and $618,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
Pension and Other Postretirement Benefits Assumptions
During 2006, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits. We consult with our actuaries and investment advisors, as appropriate, when selecting these assumptions.
In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2006, the discount rate for our plans decreased to 5.70% from 5.75% at November 30, 2005 for purposes of determining our liability under FAS 87 (pensions) and remained 5.50% for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
62      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2006, the expected return on plan assets remained 8.25%.
In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2006, the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.
In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2006, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2007, decreasing 1.0% per year until reaching 5.0% in 2011 and remaining level thereafter.
Defined Contribution Plans
We sponsor three defined contribution plans, which cover substantially all salaried and nonunion hourly employees. Expense recognized in connection with these plans totaled $12,017,000, $10,477,000 and $10,137,000 for 2006, 2005 and 2004, respectively.
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
As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively. For the full year 2005, the sale reduced pension and other postretirement benefits expense approximately $2.1 million and $1.6 million, respectively.
Note 11 Incentive Plans
Share-based Compensation Plans
Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and non-employee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.
Deferred Stock Units – Deferred stock units were granted to executive officers and key employees from 2001 through 2005. These awards vest ratably in years 6 through 10 following the date of grant, accrue dividend equivalents starting one year after grant, carry no voting rights and become payable upon vesting. A single deferred stock unit entitles the recipient to one share of common stock upon vesting. Vesting is accelerated upon retirement at age 62 or older, death, disability or change of control as defined in the award agreement. Nonvested units are forfeited upon termination of employment for any other reason. Expense provisions referable to these awards amounted to $1,142,000 in 2006, $1,167,000 in 2005 and $2,056,000 in 2004.
The fair value of deferred stock units is estimated as of the date of grant based on the market price of our stock on the grant date. Compensation cost is recognized in net earnings ratably over the 10-year maximum vesting life during which employees perform related services. For awards granted on or after January 1, 2006, expense recognition is accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes activity for our deferred stock units during the year ended December 31, 2006:

		Weighted-average
	Number	Grant Date
	of Shares	Fair Value

Nonvested at beginning of year	301,314	$40.44
Granted	—	$—
Dividend equivalents accrued	4,664	$79.31
Vested	(2,396)	$43.79
Cancelled/forfeited	(1,712)	$40.38

Nonvested at December 31, 2006	301,870	$41.01

The weighted-average grant date fair value of deferred stock units granted was $57.69 during 2005 and $47.65 during 2004.
Vulcan Materials Company and Subsidiary Companies      63

Notes to Consolidated Financial Statements
Performance Shares – Performance share awards were granted annually for three years beginning in 2003. Each performance share unit is equal to one share of our common stock, but carries no voting or dividend rights. The units ultimately paid for performance share awards may range from 0% to 200% of target. Fifty percent of the payment is based upon our three-year-average Total Shareholder Return (TSR) performance relative to the three-year-average TSR performance of a preselected comparison group of companies. The remaining 50% of the payment is based upon the achievement of established internal financial performance targets. These awards vest three years from the date of grant. Vesting is accelerated upon retirement at age 55 or older, death, disability, or change of control, as defined in the award agreement. Nonvested units are forfeited upon termination for any other reason. Awards granted prior to 2005 are paid in an equal combination of cash and shares of our common stock. The cash portion of an award, if any, is based on the market value of our common stock on the measurement date. The performance shares granted in 2005 will be paid entirely in shares of our common stock. Expense provisions referable to these awards amounted to $12,179,000 in 2006, $24,509,000 in 2005 and $5,221,000 in 2004.
The fair value of performance shares is estimated as of the date of grant using a Monte Carlo simulation model. Compensation cost for awards that will be paid in shares is recognized in net earnings ratably over the three-year maximum vesting life, is based on the awards that ultimately vest and is not adjusted for the actual target percentage achieved. Compensation cost for awards that will be paid in cash is recognized in net earnings over the three-year maximum vesting life and is adjusted based upon changes in the fair market value of our common stock and changes in our relative TSR performance and internal financial performance targets. For awards granted on or after January 1, 2006, expense recognition is accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes the activity for our performance share units during the year ended December 31, 2006:

		Weighted-average
	Number	Grant Date
	of Shares[1]	Fair Value

Nonvested at beginning of year	281,084	$46.90
Granted	—	$—
Vested	(93,334)	$37.05
Cancelled/forfeited	(2,300)	$50.89

Nonvested at December 31, 2006	185,450	$51.81

1	The number of common shares issued related to performance shares may range from 0% to 200% of the number of performance shares shown in the table above based on the achievement of established internal financial performance targets and our three-year-average TSR performance relative to the three-year-average TSR performance of a preselected comparison group.
The weighted-average grant date fair value of performance shares granted was $55.09 during 2005 and $45.34 during 2004.
Cash payments under our performance share plan, net of applicable tax withholdings, were $6,700,000 in 2006. There were no cash payments under our performance share plan during 2005 and 2004.
Stock Options – Stock options were granted with an exercise price equal to the market value of our underlying common stock on the date of grant. With the exceptions of the stock option grants awarded in December 2005 and January 2006, the options vest ratably over 5 years and expire 10 years subsequent to the grant. The options awarded in December 2005 and January 2006 were fully vested on the date of grant, expire 10 years subsequent to the grant, and shares obtained upon exercise of the options are restricted from sale until January 1, 2009 and January 24, 2009, respectively. Vesting is accelerated upon retirement at age 55 or older, death, disability, or change of control, as defined in the award agreement. Nonvested awards are forfeited upon termination for any other reason. Upon stock option exercise, we generally issue shares from treasury stock.
The fair value of stock options is estimated as of the date of grant using the Black-Scholes option pricing model. Compensation expense for stock options is based on this grant date fair value and is recognized for awards that ultimately vest. The following table presents the weighted-average fair value and the weighted-average assumptions used in estimating the fair value of option grants for the years ended December 31:

	2006	2005	2004

Fair value	$16.95	$16.35	$6.58
Risk-free interest rate	4.34%	4.19%	3.58%
Dividend yields	2.16%	2.12%	2.10%
Volatility	26.22%	26.87%	20.29%
Expected term	5.05 years	5.56 years	7.00 years
The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period equal to or approximating the option’s expected term. The dividend yield assumption is based on our historical dividend payouts. The volatility assumption is based on the historical volatility of our common stock over a period equal to the option’s expected term and the market-based implied volatility derived from options trading on our common stock. The expected term of options granted is based on historical experience and expectations about future exercises and represents the period of time that options granted are expected to be outstanding.
64      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
A summary of our stock option activity as of December 31, 2006, and changes during the year is presented below:

			Weighted-average	Aggregate Intrinsic
	Number	Weighted-average	Remaining Contractual	Value
	of Shares	Exercise Price	Life (Years)	(in thousands)

Outstanding at beginning of year	7,510,066	$46.38
Granted	176,170	$69.60
Exercised	(890,064)	$32.49
Forfeited or expired	(27,610)	$57.98

Outstanding at December 31, 2006	6,768,562	$48.76	5.48	$281,835

Vested and expected to vest	6,524,120	$48.84	5.47	$271,130

Exercisable at December 31, 2006	5,567,366	$49.15	5.16	$229,680

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between our closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all options been exercised on December 31, 2006. These values change based on the fair market value of our common stock. The aggregate intrinsic value of options exercised was $43,725,000 in 2006, $38,149,000 in 2005 and $18,801,000 in 2004.
Cash received from stock option exercises was $28,920,000 in 2006, $37,940,000 in 2005 and $21,508,000 in 2004. The excess tax benefit realized from the tax deductions for stock option exercises totaled $17,376,000 in 2006, $15,287,000 in 2005 and $7,314,000 in 2004, and is reflected as a component of shareholders’ equity in our Consolidated Balance Sheets.
Expense provisions referable to stock options amounted to $9,348,000 in 2006, $5,554,000 in 2005 and $2,000 in 2004. Expense recognized in 2005 and 2004 resulted from stock option award modifications, primarily for terminated Chemicals employees.
Cash-based Compensation Plans
We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $22,491,000 in 2006, $17,574,000 in 2005 and $11,487,000 in 2004.
Note 12 Other Commitments and Contingencies
We have commitments in the form of unconditional purchase obligations as of December 31, 2006. These include commitments for the purchase of property, plant and equipment of $72,527,000 and commitments for noncapital purchases of $89,489,000. The commitments for the purchase of property, plant and equipment are due in 2007; the commitments for noncapital purchases primarily relate to transportation and electrical contracts and are due as follows: 2007, $29,279,000; 2008–2009, $20,855,000; 2010–2011, $12,227,000; and total $27,128,000 thereafter. Expenditures under the noncapital purchase commitments totaled $139,033,000 in 2006, $158,855,000 in 2005 and $196,952,000 in 2004.
We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2006 in the amount of $91,504,000, due as follows: 2007, $11,417,000; 2008–2009, $18,164,000; 2010–2011, $10,978,000; and total $50,945,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $45,569,000 in 2006, $46,299,000 in 2005 and $41,456,000 in 2004.
We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.
Vulcan Materials Company and Subsidiary Companies      65

Notes to Consolidated Financial Statements
Our standby letters of credit as of December 31, 2006 are summarized in the table below (in millions of dollars):

	Amount	Term	Maturity

Standby Letters of Credit
Risk management requirement for insurance claims	$16.2	One year	Renewable annually
Payment surety required by contract	14.9	—	February 2007
Payment surety required by utilities	0.1	One year	Renewable annually
Contractual reclamation/restoration requirements	35.5	One year	Renewable annually

Total standby letters of credit	$66.7

As described in Note 2, we may be required to make cash payments in the form of a transaction bonus to certain key former Chemicals employees. The transaction bonus is contingent upon the amounts received under the two earn-out agreements entered into in connection with the sale of the Chemicals business. As of December 31, 2006, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments is between $0 and approximately $5 million.
As described in our significant accounting policy for income taxes in Note 1 (page 50), our accrual for tax contingencies is $9,500,000 as of December 31, 2006.
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
We have received notices from the United States Environmental Protection Agency (EPA) or similar state or local agencies that we are considered a potentially responsible party (PRP) at a limited number of sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or similar state and local environmental laws. Generally we share the cost of remediation at these sites with other PRPs or alleged PRPs in accordance with negotiated or prescribed allocations. There is inherent uncertainty in determining the potential cost of remediating a given site and in determining any individual party’s share in that cost. As a result, estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, remediation methods, other PRPs and their probable level of involvement, and actions by or against governmental agencies or private parties.
We have reviewed the nature and extent of our involvement at each Superfund site, as well as potential obligations arising under other federal, state and local environmental laws, and based our estimated accrued obligation, if any, upon our likely portion of the potential liability in relation to the total liability of all PRPs that have been identified and are believed to be financially viable. In our opinion, the ultimate resolution of claims and assessments related to these sites will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, although amounts recorded in a given period could be material to our results of operations or cash flows for that period.
We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. Although the ultimate outcome is uncertain, it is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent.
In November 1998, we were named one of several defendants in a claim filed by the city of Modesto in state court in San Francisco, California. The plaintiff sought to recover costs to investigate and clean up low levels of soil and groundwater contamination in Modesto, including a small number of municipal water wells, from a dry cleaning compound, perchloroethylene. This product was produced by several manufacturers, including our former Chemicals business, which was sold in June 2005. The defendants included other chemical and equipment manufacturers, distributors and dry cleaners. The trial of this case began during the first quarter of 2006. On June 9, 2006, the jury returned a joint and several verdict against six defendants, including Vulcan, for compensatory damages of $3.1 million, constituting the costs to filter two wells and pay for certain past investigation costs. On June 13, 2006, the jury returned separate punitive damages awards against three defendants, including $100 million against Vulcan. On August 1, 2006, the trial judge entered an order reducing the punitive damage verdict against Vulcan to $7.25 million and upholding the jury’s findings on compensatory damages. Although the compensatory damages verdict was upheld by the court, we believe our share of the compensatory damages after setoffs from other settlements will not be material to our consolidated financial statements. Accordingly, we have not accrued any amounts related to the compensatory damages verdict. We believe that the punitive damages verdict is contrary to the evidence presented at trial,
66      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
and we are continuing to review potential legal remedies. While it is not possible to predict with certainty the ultimate outcome of this litigation, pursuant to SFAS No. 5, “Accounting for Contingencies,” we have recorded a contingent liability related to the punitive damages claim of $7.25 million as of December 31, 2006.
As part of the first trial, the court on February 14, 2007, entered a Final Statement of Decision ruling in favor of the city of Modesto and against Vulcan and other defendants on certain claims not submitted to the jury relating to the California Polanco Act. The judge awarded additional joint and several damages of $438,000 against Vulcan and the other five defendants. In addition, the city of Modesto will be allowed to seek attorney fees against these six defendants, and Vulcan could also be required to pay a portion of future remediation costs at one of the four sites at issue in the trial. As of December 31, 2006, we have recorded a contingent liability related to this ruling in the amount of $100,000, representing a best estimate of our potential share of the $438,000 awarded. At this time, we cannot determine the likelihood or reasonably estimate the range of potential attorney fees or future remediation costs that Vulcan may have to pay.
In this same lawsuit, the Plaintiff seeks a second trial for soil and groundwater contamination at other locations in Modesto that were not part of the first trial, and the timing of the second trial has not been set by the court. No municipal water wells are part of the second trial. At this time, we cannot determine the likelihood or reasonably estimate a range of loss resulting from the remaining phases of the trial.
We have been named as a defendant in multiple lawsuits filed in 2001 and 2002 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our former Geismar, Louisiana plant in 2001. A trial for the issues of causation and damages for ten plaintiffs was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining five plaintiffs an aggregate award of $201,000. In November 2006 the trial court approved a settlement class with most of the remaining plaintiffs in the matter. A court-appointed special master is overseeing the settlement process of the November 2006 approved settlement class. A second settlement class was agreed to in principle in January 2007 for those plaintiffs who opted out of the November 2006 approved settlement class. The details of the second settlement class are currently in negotiation. We anticipate all of these matters being resolved in 2007. We have previously recorded a charge for the self-insured portion of these losses, and Vulcan’s insurers are responding to amounts in excess of the self-insured retention.
In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook Quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook Quarry operations that will further damage the road. Discovery is ongoing.
We produced and marketed industrial sand from 1988 to 1994. Since July 1993, we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of February 15, 2007, the number of suits totaled 101, involving an aggregate of 567 plaintiffs. Of the pending suits, 52 with 495 plaintiffs are filed in Texas. The balance of the suits have been brought by plaintiffs in state courts in California, Florida, Louisiana and Mississippi. We are seeking dismissal of all suits on the ground that plaintiffs were not exposed to our product. To date, we have been successful in getting dismissals from cases involving almost 17,000 plaintiffs.
While it is not possible to predict with certainty the ultimate outcome of these and other legal proceedings in which we are involved as of December 31, 2006, we had recorded liabilities of $7,435,000 related to the claims and litigation described above for which a loss was determined to be probable and reasonably estimable. For claims and litigation for which a loss was determined to be only reasonably possible, no liability was recorded. Furthermore, the potential range of such losses would not be material to our consolidated financial statements. In addition, losses on certain claims and litigation described above may be subject to limitations on a per occurrence basis by excess insurance, as described more fully in Note 1 under our accounting policy for claims and litigation including self-insurance (page 50).
Note 13 Shareholders’ Equity
On February 10, 2006, the Board of Directors increased to 10,000,000 shares the existing authorization to purchase common stock. As of December 31, 2006, 3,455,539 shares remained under the purchase authorization.
The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2006	2005	2004

Shares purchased:
Number	6,757,361	3,588,738	—
Total cost (thousands)	$522,801	$228,479	$—
Average cost	$77.37	$63.67	$—

Shares in treasury at year end:
Number	45,098,644	39,378,985	37,045,535
Average cost	$28.78	$19.94	$15.32

Of the 6,757,361 shares purchased in 2006, 6,680,794 shares were purchased in the open market and 76,567 shares were purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans.
Vulcan Materials Company and Subsidiary Companies      67

Notes to Consolidated Financial Statements
Note 14 Other Comprehensive Income (Loss)
Comprehensive income includes charges and credits to equity from nonowner sources and comprises two subsets: net earnings and other comprehensive income (loss). The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders’ Equity, net of applicable taxes.
The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 is summarized as follows (in thousands of dollars):

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	Benefit	Amount

December 31, 2006
Fair value adjustment to cash flow hedges	$115	$(40)	$75
Minimum pension liability adjustment	(1,662)	635	(1,027)

Total other comprehensive income (loss)	$(1,547)	$595	$(952)

December 31, 2005
Reclassification adjustment for cash flow hedge amounts included in net earnings	$99	$(37)	$62
Minimum pension liability adjustment	(1,564)	598	(966)

Total other comprehensive income (loss)	$(1,465)	$561	$(904)

December 31, 2004
Fair value adjustment to cash flow hedges	$(9,396)	$3,534	$(5,862)
Less reclassification adjustment for amounts included in net earnings	5,051	(1,900)	3,151
Minimum pension liability adjustment	(2,020)	773	(1,247)

Total other comprehensive income (loss)	$(6,365)	$2,407	$(3,958)

Note 15 Enterprise Data – Continuing Operations
Our Construction Materials business is organized in seven regional divisions that produce and sell aggregates and related products and services. All these divisions exhibit similar economic characteristics, product processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Accordingly, they have been aggregated into one reporting segment for financial statement purposes. During 2006, we served markets in 21 states, the District of Columbia and Mexico with a full line of aggregates, and 5 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities.
The majority of our activities are domestic. Long-lived assets outside the United States, which primarily consist of property, plant and equipment, were $146,457,000 in 2006, $105,182,000 in 2005 and $111,207,000 in 2004. We sell a relatively small amount of construction aggregates outside the United States. Nondomestic net sales were $20,595,000 in 2006, $13,490,000 in 2005 and $7,580,000 in 2004. Due to the sale of our Chemicals business as described in Note 2, we have one reportable segment, Construction Materials, which constitutes continuing operations.
Net sales by product are summarized below (in millions of dollars):

	2006	2005	2004

Net Sales by Product
Aggregates	$2,131.9	$1,884.0	$1,622.1
Asphalt mix	500.2	371.4	272.6
Concrete	260.7	252.1	225.0
Other	148.3	107.5	93.5

Total	$3,041.1	$2,615.0	$2,213.2

68      Vulcan Materials Company and Subsidiary Companies

Notes to Consolidated Financial Statements
Note 16 Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2006	2005	2004

Cash payments:
Interest (exclusive of amount capitalized)	$32,616	$37,331	$44,191
Income taxes	219,218	211,985	90,129

Noncash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	32,941	14,244	5,898
Debt issued for purchases of property, plant and equipment	177	—	—
Proceeds receivable from exercise of stock options	31	—	—
Amounts referable to business acquisitions:
Liabilities assumed	—	4,684	—
Noncash proceeds from the sale of the Chemicals business:
Earn-outs (Note 2)	—	127,979	—
Working capital adjustments	—	14,255	—
Note 17 Asset Retirement Obligations
SFAS 143, “Accounting for Asset Retirement Obligations” (FAS 143) applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.
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
We record all asset retirement obligations for which we have legal obligations for land reclamation at estimated fair value. Essentially all these asset retirement obligations relate to our underlying land parcels, including both owned properties and mineral leases. FAS 143 results in ongoing recognition of costs related to the depreciation of the assets and accretion of the liability. For the years ended December 31, we recognized operating costs related to FAS 143 as follows: 2006 – $16,197,000; 2005 – $14,867,000, including $447,000 related to discontinued operations; and 2004 – $12,076,000, including $1,118,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold. FAS 143 asset retirement obligations are reported within other noncurrent liabilities in our accompanying Consolidated Balance Sheets.
A reconciliation of the carrying amount of our asset retirement obligations for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2003	$107,683

Liabilities incurred	173
Liabilities (settled)	(9,291)
Accretion expense	5,375
Revisions up (down)	4,468
Less asset retirement obligations classified as liabilities of assets held for sale	(17,502)

Asset retirement obligations as of December 31, 2004	$90,906

Liabilities incurred	3,767
Liabilities (settled)	(12,437)
Accretion expense	4,826
Revisions up (down)	18,712

Asset retirement obligations as of December 31, 2005	$105,774

Liabilities incurred	1,021
Liabilities (settled)	(16,806)
Accretion expense	5,499
Revisions up (down)	19,341

Asset retirement obligations as of December 31, 2006	$114,829

Note 18 Accounting Changes
2006 – EITF 04-6
On January 1, 2006, we adopted EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.
Vulcan Materials Company and Subsidiary Companies      69

Notes to Consolidated Financial Statements
Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. The January 1, 2006 adoption of EITF 04-6 resulted in an increase in current assets (finished product inventory) of $16,791,000; a decrease in other assets (capitalized quarrying costs) of $659,000; an increase in deferred tax liabilities of $3,896,000; and a cumulative effect of adoption that increased retained earnings by $12,236,000.
2006 – FAS 123(R)
See Note 1 under the caption “Share-based Compensation” (pages 47 and 48).
2006 – FAS 158
See Note 1 under the caption “Recent Accounting Pronouncements” (page 52).
Note 19 Acquisitions
In 2006, we acquired the assets of the following facilities for cash payments of approximately $20,481,000, including acquisition costs and net of acquired cash:
•	an aggregates production facility and asphalt mix plant in Indiana

•	an aggregates production facility in North Carolina

•	an aggregates production facility in Virginia
As a result of these acquisitions, we recognized $8,800,000 of goodwill and $5,146,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.
Purchase price allocations for 2006 acquisitions are preliminary and subject to adjustment.
During 2006, we made cash payments of $50,000 for contingent consideration related to a 2005 acquisition.
In 2005, we acquired the assets of the following facilities for cash payments of approximately $93,965,000, including acquisition costs and net of acquired cash:
•	five aggregates production facilities and five asphalt mix plants in Arizona

•	an aggregates production facility in Georgia

•	four aggregates production facilities in Indiana

•	an aggregates production facility in Tennessee
The acquisition payments reported above exclude escrowed funds of $5,800,000 of contingent consideration related to the acquisition of the Arizona facilities and $50,000 of contingent consideration related to the acquisition of the Tennessee facility. Upon resolution of such contingencies, distributions to the seller, if any, will be considered additional acquisition costs.
As a result of these acquisitions, we recognized $18,836,000 of goodwill and $32,165,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.
In 2004, we acquired the assets of the following facilities for cash payments of approximately $34,555,000, including acquisition costs and net of acquired cash:
•	an aggregates production facility in South Carolina

•	three aggregates production facilities in Tennessee

•	an aggregates production facility in Virginia
Goodwill recognized in these transactions totaled $20,739,000 and is expected to be fully deductible for income tax purposes.
The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.
All the 2006, 2005 and 2004 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had the businesses been acquired at the beginning of fiscal 2006 and 2005, respectively, on a pro forma basis, revenue, net earnings and earnings per share would not differ materially from the amounts reflected in the accompanying consolidated financial statements for 2006 and 2005.
Note 20 Subsequent Event
On February 19, 2007, we signed a definitive agreement to acquire 100% of the stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states, in exchange for cash and stock valued at approximately $4.6 billion based on the February 16, 2007 closing price of Vulcan common stock. Under the terms of the agreement, Vulcan shareholders will receive one share of common stock in a new holding company (whose subsidiaries will be Vulcan Materials and Florida Rock) for each Vulcan share. Florida Rock shareholders can elect to receive either 0.63 shares of the new holding company or $67.00 in cash for each Florida Rock share, subject to proration to ensure that in the aggregate 70% of Florida Rock shares will be converted into cash and 30% of Florida Rock shares will be converted into stock. We intend to finance the transaction with approximately $3.2 billion in debt and approximately $1.4 billion in stock based on the February 16, 2007 closing price of Vulcan common stock. We have received a firm commitment from Goldman, Sachs & Co. to provide bridge financing for the transaction. The transaction is intended to be non-taxable for Vulcan shareholders and non-taxable for Florida Rock shareholders to the extent they receive stock. The acquisition has been unanimously approved by the Boards of Directors of each company and is subject to approval by a majority of Florida Rock shareholders, regulatory approvals and customary closing conditions. The transaction is expected to close in mid-year 2007.
End of Notes to Consolidated Financial Statements
70	Vulcan Materials Company and Subsidiary Companies

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
Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs that are expensed currently. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.
Net Sales
Total customer revenues from continuing operations for our products and services excluding third-party delivery revenues, net of discounts and taxes, if any.
Ratio of Earnings to Fixed Charges
The sum of earnings from continuing operations before income taxes, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.
Total Debt as a Percentage of Total Capital
The sum of short-term borrowings, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and shareholders’ equity.
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
Vulcan Materials Company and Subsidiary Companies      71

Net Sales, Total Revenues, Net Earnings and Earnings Per Share

Amounts in millions,
except per share Ndata	2006	2005

Net Sales
First quarter	$642.3	$479.4
Second quarter	807.8	705.3
Third quarter	848.3	749.4
Fourth quarter	742.7	680.9

Total	$3,041.1	$2,615.0

Total Revenues
First quarter	$708.7	$528.6
Second quarter	888.2	782.1
Third quarter	929.3	830.0
Fourth quarter	816.3	754.6

Total	$3,342.5	$2,895.3

Operating Earnings (Loss)
First quarter	$98.8	$37.8
Second quarter	217.9	153.5
Third quarter	206.7	164.9
Fourth quarter	171.7	120.2

Total	$695.1	$476.4

Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$71.7	$21.4
Second quarter	149.4	102.0
Third quarter	141.3	128.3
Fourth quarter	115.1	92.1

Total	$477.5	$343.8

Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.71	$0.21
Second quarter	1.50	1.00
Third quarter	1.48	1.25
Fourth quarter	1.21	0.91

Total	$4.89	$3.37

Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.70	$0.21
Second quarter	1.47	0.98
Third quarter	1.45	1.23
Fourth quarter	1.19	0.89

Total	$4.79	$3.30

Net Earnings (Loss)
First quarter	$69.9	$54.4
Second quarter	147.7	121.5
Third quarter	136.1	122.2
Fourth quarter	113.8	90.7

Total	$467.5	$388.8

Basic Net Earnings (Loss) Per Share
First quarter	$0.70	$0.53
Second quarter	1.49	1.19
Third quarter	1.42	1.19
Fourth quarter	1.20	0.90

Full year	$4.79	$3.80

Diluted Net Earnings (Loss) Per Share
First quarter	$0.68	$0.52
Second quarter	1.45	1.17
Third quarter	1.39	1.17
Fourth quarter	1.17	0.88

Full year	$4.69	$3.73

78      Vulcan Materials Company and Subsidiary Companies